Form 20-F
period 2024-12-31
ASCENTAGE PHARMA GROUP INTERNATIONAL
filed 2025-04-16
CIK 2023311

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________ to ____________

Commission file number 333-284064

ASCENTAGE PHARMA GROUP INTERNATIONAL
(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Thomas J. Knapp

Ascentage Pharma Group Inc.

700 King Farm Blvd, Suite 510

Rockville, Maryland 20850

(301) 520-1026
thomas.knapp@ascentage.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (each representing four ordinary shares, no par value per share)	AAPG	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

348,266,581 Ordinary Shares, par value US$0.0001 per share, as of March 1, 2025

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐        Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires or where otherwise indicated in this Annual Report on Form 20-F, all references to “Ascentage Pharma,” the “Company,” “we,” “us,” and “our” refer to Ascentage Pharma Group International, a Cayman Islands exempted company, and its subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION

Our financial statements included in this Annual Report on Form 20-F are prepared in accordance with the International Financial Reporting Standards and its interpretations, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our financial statements are presented in RMB and none of the financial statements are prepared in accordance with U.S. GAAP. Our fiscal year ends on December 31.

The terms “US$,” “U.S. dollars”, “dollars” and “$” refer to U.S. dollars and the term “RMB” refer to the legal currency of the People’s Republic of China. Unless otherwise indicated, all references to currency amounts in this Annual Report on Form 20-F are in RMB. We have made rounding adjustments to some of the figures included in this Annual Report on Form 20-F. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report are made at a rate of RMB7.2993 to US$1.00, the exchange rate set forth for cable transfers in the City of New York, as certified by the Federal Reserve Bank of New York, on December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FREQUENTLY USED TERMS

Key Business Terms

Unless otherwise stated or unless the context otherwise requires in this document:

“ADSs” refer to American depositary shares, each of which represents four (4) of our ordinary shares, no par value per share;

“ADRs” refer to the American depositary receipts that evidence the ADSs;

“CCASS” refers to the Central Clearing and Settlement System established and operated by HKSCC;

“China” or “PRC” refer to the People’s Republic of China, and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters, excludes, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;

“Ordinary shares” refer to our ordinary shares, par value US$0.0001 per share;

“RMB” and “Renminbi” refer to the legal currency of China;

“HKEx” refers to The Stock Exchange of Hong Kong Limited;

“HK$” refers to the legal currency of Hong Kong;

“HKSCC” refers to Hong Kong Securities Clearing Company Limited;

“Hong Kong Listing Rules” refer to the Rules Governing the Listing of Securities on HKEx, as amended, supplemented, or otherwise modified from time to time;

“IFRS” means the International Financial Reporting Standards, as issued by the IASB;

“Innovent” refers to Innovent Biologics (Suzhou) Co., Ltd., a company with limited liability established under the laws of the PRC;

“Nasdaq” means Nasdaq Global Market;

“RSU” means restricted stock units;

“SEC” means the U.S. Securities and Exchange Commission;

“SFC” refers to the Securities and Futures Commission of Hong Kong; and

“Takeda” refers to Takeda Pharmaceuticals International AG; and

“US$,” “U.S. dollars”, “dollars” and “$” means United States dollars, the legal currency of the United States.

“U.S. GAAP” means United States generally accepted accounting principles.

INDUSTRY AND MARKET DATA

This Annual Report on Form 20-F includes industry, market and competitive position data that have been derived from publicly available information, industry publications and other third-party sources, as well as from our own internal data and estimates. Certain information and data, including statistics, estimates and projections about market size and future growth, included in this Annual Report on Form 20-F have been derived from an industry report commissioned by us and independently prepared by Frost & Sullivan, or the F&S Report. Independent consultant reports, industry publications and other published sources generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report on Form 20-F. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Item 3. Key Information—D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

TRADEMARKS AND SERVICE MARKS

“Ascentage,” the Ascentage logo and other trademarks or service marks of Ascentage appearing in this Annual Report on Form 20-F are the property of Ascentage or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report on Form 20-F are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Annual Report on Form 20-F are the property of their respective owners.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. All statements other than statements of historical facts contained in this Annual Report on Form 20-F may be forward-looking statements, including statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1905, including Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward- looking statements are contained principally in the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” but are also contained elsewhere in this Annual Report on Form 20-F. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is likely to” “may,” “plan,” “potential,” “will,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. This Annual Report on Form 20-F contains forward-looking statements that involve risks and uncertainties, some of which are beyond our control, or other assumptions and important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements.

Forward-looking statements in this Annual Report include, but are not limited to, statements about:

●	our expectations regarding sales, manufacturing and commercialization of olverembatinib in China;

●	our expectations regarding the clinical development, regulatory approval and commercialization of olverembatinib outside of China and of our other proprietary product candidates, including around trial initiation, patient enrollment, trial completion, data announcements, regulatory filings, and timing thereof;

●	our expectations regarding the potential advantages of our products and product candidates over existing therapies or therapies currently in development and expectations regarding the status of current therapies being used or being developed that are or may be competitive to our product candidates and potential changes to standard of care, and their comparative efficacy, safety, pharmacokinetics, or PK, pharmacodynamics, or PD, bioavailability and other characteristics;

●	our expectations with regard to our ability to create, identify, nominate, select, research and develop additional product candidates and to submit investigational new drug application, or INDs, and/or Clinical Trial Applications, or CTAs, for our pre-clinical product candidates and timing thereof;

●	our expectations regarding the potential advantages of our proprietary technologies over existing technology platforms, including drugs and therapies currently in development, and the prospects for our ongoing and future technology collaborations;

●	our expectations regarding the potential advantages of our proprietary technologies over existing technology platforms, including drugs and therapies currently in development, and the prospects for our ongoing and future technology collaborations;

●	developments and projections relating to our competitors and our industry, including competing therapies and technologies;

●	our plans to expand our technology platform and the potential benefits of such platform;

●	our expectations with regard to the willingness and ability of our current and future partners and collaborators to pursue the development, approval and commercialization of our products and product candidates;

●	our and our partners’ product discovery, development and commercialization plans with respect to our products and product candidates and proprietary technologies;

v

●	our potential to enter into new collaborations, including research and similar collaborations with research institutions and hospitals;

●	our and our partners and collaborators’ ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials and commercialize products that are approved;

●	our expectations around the potential initiation, timing and success of clinical trials initiated by third parties, including IIT, of therapies including our products and product candidates;

●	the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;

●	the timing or likelihood of regulatory filings and approvals for our products and product candidates;

●	our ability to identify, and to negotiate contracts with, suitable contract manufacturing organizations, or CMOs, contract research organizations, or CROs, and the ability of such CMOs and CROs to manufacture sufficient quantities of our products and product candidates for clinical trials or commercialization in compliance with current good manufacturing practices, or cGMPs;

●	the commercialization and market acceptance of our products and product candidates;

●	our plans to continue to build our commercialization capabilities and to commercialize and market olverembatinib or other proprietary product candidates that may be approved;

●	the pricing of and reimbursement for our approved products in different markets;

●	the implementation of our business model and strategic plans for our business, products, product candidates and technologies;

●	our and our partners’ ability to operate our businesses without infringing the intellectual property rights and proprietary technology of third parties;

●	the scope of protection we and our partners are able to establish and maintain for intellectual property rights covering our products, product candidates and technologies;

●	our analysis of potential patent infringement claims and our rights with respect to such claims, and expectations around patent coverage and effectiveness of such coverage for competitive products and product candidates;

●	our receipt of future milestone payments, royalties and other payments from our partners, licensors and other collaborators and the expected timing of such payments;

●	the impact of regulatory developments, legislative actions and political conditions in the United States, China, Hong Kong and other jurisdictions, including trade policies and tariffs that may apply to products that we purchase or sell, or judicial decisions overturning or establishing new legal precedents;

●	our ability to operate in compliance with applicable laws which are complex and have different jurisdictional requirements;

●	the increased costs and time devoted to compliance with applicable securities laws in the United States, China, Hong Kong and elsewhere and operating as a U.S. public company;

●	the impact of macro-economic factors, such as high inflation and interest rates, imposition of tariffs, natural and man-made disasters, global health emergencies, such as pandemics or epidemics, or geopolitical conflict, such as acts of war, terrorism and civil disorder;

●	our ability to effectively manage our anticipated growth;

●	our ability to attract and retain suitably qualified employees and key personnel, particularly for our commercialization efforts;

●	our expectations around increase of headcounts and operations in key geographic areas;

●	the timing, receipt of and terms and conditions of any required approvals, licenses or permits and the failure to renew, or the revocation of, any such approvals, licenses or permits;

●	fluctuations in the trading price of our common stock;

●	our estimates regarding future expenses, capital requirements and needs for additional financing;

●	our expectation that the use of proceeds from our public and private financings and the period over which such proceeds, together with our available cash, will be sufficient to meet our operating needs; and

●	our future financial performance.

The foregoing list of factors is not exhaustive and there may be additional risks that we consider immaterial or which are unknown. You should refer to the section of this Annual Report on Form 20-F titled “Item 3. Key Information—D. Risk Factors” for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, you should not rely on these forward-looking statements as predictions of future events.

The forward-looking statements contained in this Annual Report on Form 20-F are based on our current expectations and beliefs concerning future developments and their potential effects on us and speak only as of the date of this Annual Report on Form 20-F.

We will not, and do not, undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should therefore not rely on these forward-looking statements as representing our current expectations and beliefs as of any date subsequent to the date of this Annual Report on Form 20-F.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of risk factors

Our business faces significant risks and uncertainties. We are a Cayman Islands exempted company that conducts operations in multiple countries, primarily through our subsidiaries, with substantive business operations in China and in the United States. Under this holding company structure, investors in the ADSs are purchasing equity interests in the Cayman Islands exempted company obtaining indirect ownership interests in the operating companies, including the PRC operating companies. This holding company structure involves unique risks to investors of our ADSs and ordinary shares. You should carefully consider all of the information set forth in this Annual Report on Form 20-F and in the other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. In particular, you should pay special attention to the sections titled “Item 3. Key Information—D. Risk Factors––Risks Related to Doing Business in the PRC”, “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—B. Business Overview—Government regulation—PRC regulation.” Our business, financial condition or results of operations could be materially and adversely affected by any of these risks, any of which could have an adverse effect on the trading price of our securities. Additional risks not presently known to us or that we currently deem immaterial may also impair our business, financial condition and results of operations. In any such case, the market price of the ADSs could decline significantly, and you may lose all or part of your investment.

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks related to our financial position and need for additional capital

●	We have incurred significant net losses in the past, and we intend to continue to invest substantially in our business. As a result, we may not be able to achieve or sustain profitability in the future despite the commercialization of olverembatinib in China.

●	We will need to obtain additional financing to fund our operations, and if we are unable to obtain such financing, we may be unable to complete the development and commercialization of our drug candidates, including olverembatinib.

●	Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our current or future products and our drug candidates, including olverembatinib.

●	Our credit facility may not be available to us at all or on the same terms as it has in the past.

●	We have a limited history of generating revenues on which to evaluate our potential for future success and as a result it is difficult to evaluate our current business and predict our future performance.

Risks related to clinical development

●	Outside of China, we have not obtained any marketing authorization for any of our drug candidates. We depend substantially on the success of olverembatinib and our other drug candidates, several of which are in clinical development. Clinical development of drug candidates are inherently uncertain.

●	Aside from the National Medical Products Administration, or NMPA, approvals that we have obtained to date for olverembatinib, if clinical trials of our drug candidates fail to demonstrate safety and efficacy to the satisfaction of the U.S. Food and Drug Administration, or FDA, NMPA or other comparable regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the commercialization of olverembatinib in the United States or the development and commercialization of our other drug candidates.

●	Clinical drug development involves a lengthy and expensive process with uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results.

●	Many of our drug candidates are being tested or used by patients who are critically ill, who may be unfit for certain medical interventions or for whom there are no other treatments or options, which can result in heightened risk of adverse events, including death.

●	Interim, initial, top-line and preliminary data from our clinical trials that we announce or publish from time to time may materially change as more patient data become available and are subject to audit and verification procedures. We may also selectively report data to explore certain trends that are interesting, but you may not agree with our assessment as to what might be material or appropriate.

●	We may not be successful in our efforts to identify or discover additional drug candidates. Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain drug candidates; these decisions may prove to be wrong and may adversely affect our business.

●	If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Risks related to obtaining regulatory approval

●	The regulatory approval processes of the FDA, NMPA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed.

●	The FDA, NMPA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

●	If we are unable to obtain NMPA approval for our drug candidates to be eligible for an expedited registration pathway as Category 1 drug candidates, the time and cost we incur to obtain regulatory approvals may increase. Even if we receive such Category 1 designation, it may not lead to a faster development, review or approval process.

●	Where appropriate, we plan to secure approval from the FDA or comparable foreign regulatory authorities through the use of accelerated registration pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.

Risks related to commercialization

●	We are substantially dependent on the commercial success of olverembatinib. If we are unable to maintain or increase sales of olverembatinib, our ability to generate revenue and our financial condition will be adversely affected.

●	If we are not able to obtain, or experience delays in obtaining, required regulatory approvals for our drug candidates (including olverembatinib outside of China), we will not be able to commercialize our drug candidates in the markets that we desire, and our ability to generate revenue will be materially impaired.

●	We have and may continue to license commercialization or other rights and pursue other forms of collaboration worldwide, which can expose us to additional risks of conducting business in additional international markets.

●	We have limited commercialization experience, and we may lack the necessary expertise, personnel and resources to successfully commercialize any of our other products that receive regulatory approval on our own or together with collaborators.

Risks related to our intellectual property

●	If we are unable to protect and defend our proprietary technology, or obtain and maintain patent protection for our drug candidates, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be adversely affected.

Risks related to our reliance on third parties

●	We rely on third parties to manufacture a portion of our drug candidate supplies, and we intend to rely on third parties for at least a portion of the manufacturing process of our drug candidates, including olverembatinib. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.

●	We have entered into collaborations and other relationships with leading biotechnology companies and research institutions and may form or seek other collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

●	We rely on third parties to conduct our preclinical studies and clinical trials and we must work effectively with collaborators to develop our drug candidates. In many cases, our drug candidates, including olverembatinib, are studied in third-party studies, including in investigator-initiated trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, or fail to design, execute and complete appropriate and timely studies of our drug candidates we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.

Risks related to our industry, business and operations

●	If our manufacturing facilities are damaged or destroyed or production at such facilities is otherwise interrupted, our business and prospects would be negatively affected.

●	We have significantly increased our research, development, manufacturing, and commercial capabilities, and we may experience difficulties in managing our growth.

●	Any failure to comply with applicable regulations and industry standards or obtain or maintain various licenses and permits could harm our reputation and our business, results of operations and prospects.

●	The tension in international trade, rising political tension and increasing geopolitical risks, particularly between the United States and China, pose significant challenges that may adversely impact our business, results of operations and financial condition.

Risks related to doing business in the PRC

●	We are subject to continued approval, filing and other requirements of applicable U.S. securities laws and Nasdaq listing rules as a U.S. public company, and may be subject to further approval, filing or other requirements with PRC governmental authorities in connection with future capital-raising activities.

●	Recent greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment.

●	If the Public Company Accounting Oversight Board, or PCAOB, is unable to inspect or investigate completely our auditors located in China because of a position taken by a foreign authority and the SEC identifies the company as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act for two consecutive years, the ADSs will be delisted and our ordinary shares and ADSs will be prohibited from trading on a national securities exchange or in the over-the-counter market under the Holding Foreign Companies Accountable Act. The delisting of the ADSs, or the threat of their being delisted, and a prohibition from trading, may materially and adversely affect the value of our ordinary shares.

●	We may be restricted from transferring our scientific data abroad.

Risks related to our ordinary shares and the ADSs

●	The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs and ordinary shares.

●	The trading prices of the ADSs are likely to be volatile, which could result in substantial losses to you.

●	We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future. If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Risks related to our financial position and need for additional capital

We have incurred significant net losses in the past, and we intend to continue to invest substantially in our business. As a result, we may not be able to achieve or sustain profitability in the future despite the commercialization of olverembatinib in China.

We incurred a net loss of RMB405.7 million (US$55.6 million), RMB925.7 million and RMB882.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, we had accumulated losses of RMB 6,343.9 million (US$869.1 million). Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a drug candidate will fail to gain regulatory approval or become commercially viable. We have devoted significant financial resources to research and development, including our nonclinical development activities and clinical trials. We continue to incur significant development and other expenses related to our ongoing operations.

Although we have commercialized olverembatinib in China, we have several other drug candidates in clinical and preclinical development. In addition, we expect to incur significant expenses related to obtaining regulatory approvals for olverembatinib in additional markets, including the United States. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs, selling and distribution expenses associated with commercialization of olverembatinib in China and general and administrative expenses associated with our operations.

We expect to continue to incur substantial and increasing losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for, our drug candidates (including olverembatinib outside of China), and commercialize such drug candidates, if approved. Typically, it takes many years to develop one new drug candidate from the time it is discovered to when it is available for treating patients. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses, our ability to generate revenues and the timing and amount of milestones and other required payments to third parties in connection with our potential future arrangements with third parties. If any of our drug candidates (including olverembatinib) fail in clinical trials or do not gain regulatory approval for the indications we seek or if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become and remain profitable may decrease the value of our company and could impair our ability to maintain or further our research and development efforts, raise additional necessary capital, grow our business and continue our operations.

We expect our research and development expenses to continue to be significant in connection with our continued investment in our research and development platform and our ongoing and planned clinical trials for our drug candidates, including for olverembatinib. If we obtain regulatory approval for olverembatinib and our other drug candidates in the United States or other jurisdictions, we expect to incur increased sales and marketing and manufacturing and other expenses as we prepare to commercialize the approved drugs. In addition, we will continue to incur additional costs associated with operating as a U.S. and Hong Kong-listed public company.

As a result, if we fail to increase our revenues to offset the increases in our operating expenses, we expect to continue to incur operating losses for the foreseeable future. Our prior losses and expected future losses have had, and will continue to have, a material adverse effect on our financial condition and results of operations.

We will need to obtain additional financing to fund our operations, and if we are unable to obtain such financing, we may be unable to complete the development and commercialization of our drug candidates, including olverembatinib.

We have funded our operations primarily through equity financing. We have also received government subsidies that consist of funds from local governments as compensation for research activities and clinical trials, for which there are no outstanding obligations, as well as tax credits in China and Australia. Such government subsidies were mainly R&D-related subsidies received from the provincial and municipal governments of Suzhou and Guangzhou and the local taxation office in Australia for the years ended December 31, 2024 and 2023. Other than olverembatinib, which has been commercialized in China, we do not have any products approved for commercial sale in any other jurisdiction. During the years ended December 31, 2024, 2023 and 2022, we recognized RMB980.7 million (US$134.3 million), RMB222.0 million and RMB209.7 million, respectively, in revenue from the sales of pharmaceutical products, commercialization rights income from our agreement with Innovent, intellectual property income from our agreement with Takeda and management fee income. Our other drug candidates (including olverembatinib outside of China) will require the completion of regulatory review, significant marketing efforts and substantial investment before they can provide us with any product sales revenue. Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts on drug discovery, advancing the clinical development of our drug candidates and launching and commercializing any drug candidates for which we receive regulatory approval (including olverembatinib), including by building and expanding our own commercial organizations to address certain markets.

As of December 31, 2024, we had RMB1,261.2 million (US$172.8 million) in cash and cash equivalents. We believe that the anticipated net proceeds from our recently completed U.S. initial public offering and private financings, together with our existing cash and cash equivalents and our loan facility, will enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months from the issuance of the consolidated financial statements included in this Annual Report on Form 20-F but may not be sufficient for us to fund any of our drug candidates through regulatory approval, which may last several years. We will need to obtain substantial financing to fund our future operations, including completing the development and commercialization of our drug candidates, including olverembatinib in the United States. Even if one or more of the drug candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with sales, marketing, manufacturing and distribution activities. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the National Medical Products Administration, or the NMPA, or other regulatory agencies to perform clinical trials or preclinical studies in addition to those that we currently anticipate. Other unanticipated costs may also arise. Because the design and outcome of our planned and anticipated preclinical studies and clinical trials are highly uncertain, we cannot reasonably estimate the actual amount of resources and funding that will be necessary to successfully complete the development and commercialization of any drug candidate we develop. We are not permitted to market or promote olverembatinib in the United States or other jurisdictions outside of the PRC, or any other drug candidate, before we receive marketing approval from the FDA, NMPA or other regulatory agencies. Moreover, we expect to increase our headcounts to support our expansion and our fixed expenses such as rent, interest expense and other contractual commitments are also expected to increase in the future.

Our cash and financial resources to support our operations involve risks and uncertainties, including the factors discussed elsewhere in this “Risk Factors” section. We could utilize our available capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including, but not limited to:

●	the progress, timing, scope and costs of our clinical trials, including the ability to timely enroll patients in our planned and potential future clinical trials;

●	the outcome, timing and cost of regulatory approvals by the FDA, NMPA and comparable regulatory authorities, including the potential that the FDA, NMPA or comparable regulatory authorities may require that we perform more studies than those that we currently expect;

●	the cost and timing of development and completion of commercial-scale internal or outsourced manufacturing activities;

●	the number and characteristics of drug candidates that we may develop (including as a combination therapy) and the requirements of any future acquisitions, in-licenses or collaborations;

●	the amount of sales and other revenues from olverembatinib and other drug candidates that we may commercialize, if any, including the selling prices for such potential products, if and when approved, and the availability of adequate third-party reimbursement;

●	the amount and timing of the milestone, royalty and/or other payments we receive under arrangements with our licensees, partners and collaborators, such as our collaboration and licensing agreement with Innovent, or are or may be required to pay under our current and future collaborations, licensing and other similar arrangements, and the terms of those arrangements;

●	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

●	selling and marketing costs associated with our current and future products, including the cost and timing of expanding our marketing and sales capabilities;

●	the costs of operating as a public company in both Hong Kong and the United States; and

●	the time and cost necessary to respond to technological and market developments.

Until we can generate a sufficient amount of revenue, we may finance future cash needs through public or private equity offerings, license agreements, debt financings, collaborations, strategic alliances and marketing or distribution arrangements. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. General market conditions or the market price of our ordinary shares or ADSs may not support capital raising transactions such as an additional public or private offering of the ADSs or other securities.

The global economy, including credit and financial markets, has experienced volatility and disruptions recently. While the potential economic impacts of the current U.S. administration, geopolitical conflicts in Russia and Ukraine, the Middle East and tensions in U.S.-China relations are difficult to assess or predict, these conditions have resulted in, and may continue to result in, volatility and disruptions in the capital and credit markets, reducing our ability to raise additional capital through equity, equity-linked or debt financings, which could negatively impact our short-term and long-term liquidity and our ability to operate in accordance with our operating plan, or at all. In addition, any public health emergencies may also cause extreme volatility and disruptions in the capital and credit markets. Our results of operations could be adversely affected by general conditions in the global economy and financial markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including our ability to raise additional capital when needed on favorable terms, if at all. The Federal Reserve raised interest rates multiple times in the past in response to concerns about inflation and it may raise them again or determine not to continue to lower them in a timely manner. Higher interest rates, coupled with reduced government spending and volatility in financial markets, and recent and potential future disruptions in access to bank deposits and lending commitments due to bank failures, may increase economic uncertainty and affect consumer spending.

If adequate funds are not available, we may be required to delay or reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts. Therefore, our inability to obtain additional funding when we need it could seriously harm our business.

Raising additional capital will cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our current or future products and our drug candidates, including olverembatinib.

We may seek additional funding through a combination of equity offerings, government or private party grants, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of the ADSs. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur debt, issue additional equity, declare dividends, acquire or license intellectual property rights, make capital expenditures and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of the ADSs to decline. In the event that we enter into collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties in order to raise capital, we may be required to grant licenses on terms that may not be favorable to us or relinquish valuable rights to our current or future revenue streams or rights to olverembatinib or our other drug candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms. We could also potentially have to share or relinquish certain rights to our platform or other assets.

Our credit facility may not be available to us at all or on the same terms as it has in the past.

Our credit facility contains restrictive covenants that primarily limit our ability to transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, conduct material investments or related party transactions, issue bonds, pay dividends, incur additional indebtedness and liens and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the credit facility, which may limit our operating flexibility. In addition, to secure our credit facilities, we may grant security interests from time to time. As of December 31, 2024, bank loans amounting to RMB599.7 million (US$82.2 million) were secured by the pledge of our buildings with a net carrying amount of RMB731.3 million (US$100.2 million) and right-of-use assets with a net carrying amount of RMB26.5million (US$3.6 million). Such loans were also guaranteed by two of our subsidiaries. Any failure to satisfy our obligations under these bank loans could lead to foreclosure of the assets that secure these borrowings, disruption to business operations and payment obligations of our relevant subsidiaries, which could materially and adversely affect our business, results of operations and financial condition. There is no guarantee that we will be able to make scheduled payments for the principal and interest on any such loans or meet the restrictive covenants on our credit facility. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such loans. As a result, we would be in default of such loans, and the relevant counterparty could elect to declare the borrowings, together with accrued and unpaid interest and other fees, immediately due and payable and proceed against security interests under the loans, if any. If the borrowings were to be accelerated, our business and liquidity could nevertheless be subject to adverse effects.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2024, Ascentage Pharma Group Inc., our U.S. subsidiary located in Rockville, Maryland, had federal and state net operating loss carryforwards, or NOLs, of US$133.0 million and US$6.6 million, respectively, due to prior period losses. The Tax Cuts and Jobs Act of 2017, or the TCJA, allows for federal NOLs incurred in tax years beginning after December 31, 2017 to be carried forward indefinitely, the deductibility of federal NOLs is limited to 80% of current year taxable income. However, NOLs generated prior to January 1, 2018, will still have a 20-year carryforward period, but are not subject to the 80% limitation. Furthermore, our ability to use NOLs is conditioned on Ascentage Pharma Group Inc. achieving and maintaining profitability in the future and generating U.S. federal taxable income. Since we do not know whether or when Ascentage Pharma Group Inc. will generate the U.S. federal taxable income necessary to use its remaining NOLs, its NOLs generated prior to January 1, 2018 could expire unused.

We have a limited history of generating revenues on which to evaluate our potential for future success and as a result it is difficult to evaluate our current business and predict our future performance.

We were founded in 2009 and did not generate any revenue from product sales until 2021. While we have commercialized olverembatinib in China, we have not received regulatory approval for olverembatinib in the United States or any other market, and we have no other products approved for commercial sale in any market.

Consequently, any predictions you or we make about our future success or viability are subject to significant uncertainty and may not be as accurate as they could be if we had a longer operating history. We are focused on discovering, developing and commercializing therapies for hematological malignancies. Our limited operating history as a revenue generating company, particularly in light of the rapidly evolving cancer treatment field, may make it difficult to evaluate our current business and predict our future performance. We will encounter risks and difficulties frequently experienced by clinical-stage companies in rapidly evolving fields. Additionally, as we pursue new indications and enter new markets, we may also encounter additional and new challenges and risks, including those associated with further expanding our global footprint and operations. If we do not address these risks and difficulties successfully, our business will suffer.

We currently have several drug candidates in clinical development and their risk of failure is high. We are unable to predict if these drug candidates or any of our other drug candidates that advance into clinical trials will prove safe or effective in humans or will obtain marketing approval. Because of the uncertainties and risks associated with clinical development activities, we face a significant risk of business failure. We can provide investors with no assurance that we will recover all or any portion of our capital investment in the clinical development of our drug candidates. If we are unsuccessful in addressing these risks, our business will most likely fail and our investors could lose all or substantially all of their investments.

Risks related to clinical development

Outside of China, we have not obtained any marketing authorization for any of our drug candidates. We depend substantially on the success of olverembatinib and our other drug candidates, several of which are in clinical development. Clinical development of drug candidates are inherently uncertain.

To date, we have only obtained regulatory approval for olverembatinib for the treatment of adult patients with chronic myeloid leukemia in chronic phase, or CML-CP, or chronic myeloid leukemia in accelerated phase, or CML-AP, with the T315I mutation and adult patients with CML-CP that is resistant or intolerant to first- and second- generation tyrosine kinase inhibitors, or TKIs, from NMPA. We have not obtained marketing approval for any other drug candidate, or conducted sales and marketing activities necessary for successful commercialization of any approved products outside of China.

We may fail to or be unable to design and execute clinical trials to support marketing approval of olverembatinib (outside of China) or any of our other drug candidates. We cannot be certain that our current or planned clinical trials or any other future clinical trials will be completed on time or be successful. We cannot guarantee that the FDA or foreign regulatory authorities will agree with our study design, protocol or protocol amendments, or statistical plan, or that they will interpret clinical trial results as we do, and more clinical trials could be required before we are able to submit applications seeking approval of our drug candidates. To the extent that the results of the clinical trials are not satisfactory to the FDA or the applicable foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional clinical trials in support of potential approval of our drug candidates, including potential confirmatory or Phase 3 registrational trials. Even if regulatory approval is secured for any of our drug candidates, the terms of such approval may limit the scope and use of our drug candidate, which may also limit its commercial potential.

Our business and the ability to achieve and maintain profitability will depend on the continued commercialization of olverembatinib and the successful development, regulatory approval and commercialization of our drug candidates in key global markets, including olverembatinib in the United States and other jurisdictions. We have invested a significant portion of our efforts and financial resources in expanding the approved indications for olverembatinib in China, extending regulatory approval of olverembatinib to other countries, and the continuing clinical development of our other drug candidates in clinical trials around the world. The successful clinical development of olverembatinib in the United States and other jurisdictions and our other drug candidates will depend on several factors, including:

●	successful and timely completion of nonclinical and clinical development of our drug candidates and any future drug candidates, as well as the associated costs, including any unforeseen costs;

●	establishing and maintaining relationships with CROs and clinical sites for the clinical development, both in the United States and internationally, of our drug candidates and any future drug candidates;

●	timely submission of application for and receipt of marketing approvals from applicable regulatory authorities for any drug candidates for which we successfully complete clinical development;

●	receipt of regulatory approvals from the FDA, NMPA and other comparable regulatory authorities for our drug candidates;

●	making any required post-marketing approval commitments to applicable regulatory authorities;

●	developing an efficient and scalable manufacturing process for our drug candidates, including obtaining finished products that are appropriately packaged for sale;

●	establishing and maintaining commercially viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for drug candidates that we develop, if approved;

●	successful commercial launch following any marketing approval, including the development of a commercial infrastructure, whether inhouse or with one or more collaborators;

●	a continued acceptable safety profile following any marketing approval of our drug candidates;

●	commercial acceptance of our drug candidates by patients, the medical community and third-party payors;

●	identifying, assessing and developing new drug candidates;

●	obtaining, maintaining and expanding patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

●	protecting our rights in our intellectual property portfolio;

●	defending against third-party interference or infringement claims, if any;

●	negotiating favorable terms in any collaboration, licensing or other arrangements that may be necessary or desirable to develop, test, manufacture or commercialize our drug candidates, including any rights relating to third- party drug products and therapies used in combination therapies with our drug candidates;

●	obtaining coverage and adequate reimbursement by hospitals, government and third-party payors for drug candidates that we develop;

●	addressing any competing therapies and technological and market developments; and

●	attracting, hiring and retaining qualified personnel.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays in our ability or be unable to successfully complete the clinical development of our drug candidates or commercialize olverembatinib in accordance with the NMPA approval in China, which would materially harm our business and our ability to generate sufficient revenues and cash flows to continue our operations.

We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, which may prevent us from completing our clinical trials or commercializing our drug candidates, including olverembatinib in the United States or in other jurisdictions outside of China, on a timely or profitable basis, if at all. If we need to transfer a portion of our manufacturing process to commercial partners, we are aware of only a limited number of companies on a worldwide basis who operate manufacturing facilities in which our drug candidates can be manufactured under cGMP regulations. It would take a substantial period of time for a contract facility that has not been producing small-molecule therapeutics to begin producing such under cGMP. We cannot be certain that we will be able to contract with any of these companies on acceptable terms, if at all. New manufacturers would also need to have sufficient rights under applicable intellectual property laws to the method of manufacturing such ingredients.

Changes in the manufacturing process or facilities will require further comparability analysis and approval by the FDA and other relevant regulatory authorities before implementation, which could delay our clinical trials and drug candidate development, and could require additional clinical trials, including bridging studies and potential confirmatory or Phase 3 registrational trials, to demonstrate consistent and continued safety and efficacy.

We have not submitted any new drug application, or NDA, to the FDA for any drug candidate. An NDA or other relevant regulatory filing must include extensive nonclinical and clinical data and supporting information to establish that the drug candidate is safe and effective for each desired indication. The NDA or other relevant regulatory filing must also include significant information regarding the chemistry, manufacturing and controls for the drug product. We cannot be certain that our current or future drug candidates will be successful in clinical trials. Further, even if they are successful in clinical trials, our drug candidates or any future drug candidates may not receive regulatory approval. If we do not receive regulatory approvals for current or future drug candidates beyond our NMPA approval for olverembatinib, we may not be able to continue our operations. Even if we successfully obtain regulatory approval to market a drug candidate, our revenue will depend, in part, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights, as well as the availability of competitive products and therapies, whether there is sufficient third-party reimbursement and adoption by physicians.

In June 2024, the U.S. Supreme Court overruled the Chevron doctrine, which gives deference to regulatory agencies’ statutory interpretations in litigation against federal government agencies, such as the FDA, where the law is ambiguous. This landmark Supreme Court decision may invite various stakeholders to bring lawsuits against the FDA to challenge longstanding decisions and policies of the FDA, including the FDA’s statutory interpretations of market exclusivities and the “substantial evidence” requirements for drug approvals, which could undermine the FDA’s authority, lead to uncertainty in the industry, and disrupt the FDA’s normal operations. Further, changes in the leadership and funding of FDA and other federal agencies under the current U.S. administration can have a material impact on FDA’s operations as well as our clinical development plans and timelines.

In February 2025, President Trump signed an executive order entitled, “Restoring Democracy and Accountability in Government,” asserting greater authority over all federal agencies, including those established by Congress as independent from direct presidential control. The executive order may lead to delays, if not cancellations, of pending and proposed regulations at federal agencies and introduces uncertainty as it subjects all significant regulatory actions by the agencies to the President’s supervision and control. We cannot predict the impact that such executive order, any future executive orders or legislation implementing executive orders may have on our business or our results of operations.

Aside from the NMPA approvals that we have obtained to date for olverembatinib, if clinical trials of our drug candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA, NMPA or other comparable regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the commercialization of olverembatinib in the United States or the development and commercialization of our other drug candidates.

Before obtaining regulatory approval for the sale of olverembatinib in the United States or in other jurisdictions outside of China or regulatory approval for the sale of other drug candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. We may experience numerous unexpected events during, or as a result of, clinical trials that could delay or prevent our ability to receive regulatory approval of or commercialize our drug candidates, including, but not limited to:

●	regulators, or institutional review boards, or IRBs, data safety monitoring boards, or DSMBs, or ethics committees, or ECs, may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

●	clinical trials of our drug candidates, whether as a monotherapy or a combination therapy, may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;

●	the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment may be insufficient or slower than we anticipate or patients may drop out at a higher rate than we anticipate;

●	our third-party contractors, including clinical investigators, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

●	we might have to suspend or terminate clinical trials of our drug candidates for various reasons, including, but not limited to, a finding of a lack of clinical response or a finding that participants are being exposed to unacceptable health risks;

●	regulators, IRBs, DSMBs or ECs may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

●	the cost of clinical trials of our drug candidates may be greater than we anticipate; and

●	our drug candidates, drugs that may be used in combination with our drug candidates or drug candidates in the same class as our drug candidates may cause adverse effects, have undesirable side effects or other unexpected characteristics, causing us or our investigators to suspend or terminate the trials.

If we are required to conduct additional clinical trials or other testing of our drug candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if they raise safety concerns, we may:

●	be delayed in obtaining regulatory approval for our drug candidates;

●	not obtain regulatory approval at all;

●	obtain approval for indications that are not as broad as intended;

●	have the drug removed from the market after obtaining regulatory approval;

●	be subject to additional post-marketing testing requirements;

●	be subject to restrictions on how the drug is distributed or used; or

●	be unable to obtain reimbursement for use of the drug.

Delays in testing or approvals may result in increases in our drug development costs. We do not know whether any clinical trials will begin as planned, will need to be redesigned or will be completed on schedule, or at all.

Additionally, as some of our drug candidates represent a novel approach to cancer treatment, they carry inherent development risks that could result in delays in clinical development, heightened regulatory scrutiny, or delays in our ability to achieve regulatory approval. We may be required to further develop or modify the protocols related to our drug candidates to demonstrate safety or efficacy, which may delay clinical programs, regulatory approval or commercialization of our drug candidates, including olverembatinib in the United States and other jurisdictions outside of China, if approved. In addition, potential patients and their doctors may be inclined to use conventional standard-of-care treatments rather than enroll patients in any current or future clinical trial.

Significant clinical trial delays also could shorten any periods during which we have the exclusive right to commercialize our drug candidates or allow our competitors to bring drugs to market before we do and impair our ability to commercialize our drug candidates and may harm our business and results of operations.

Our product candidates (including olverembatinib) may cause or be associated with significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could prevent regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

If our product candidates are associated with undesirable side effects or have unexpected characteristics in preclinical studies or clinical trials or in post-approval studies when used alone or in combination with other approved products or investigational new drugs we may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective or result in subsequent regulatory limitations, including black box warnings. Treatment-related side effects or other adverse events, whether treatment related or not, that may occur while a patient is on the treatment could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability or other claims. Any of these occurrences may also prevent us from achieving or maintaining market acceptance of the affected product and may harm our business, financial condition and prospects significantly.

If further significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to the clinical trials, patients may drop out of our trials, we may be unable to enroll a sufficient number of patients on a timely basis, or we may be required to abandon the trials or our development efforts of that product candidate altogether. We, the FDA, NMPA, other comparable regulatory authorities or IRBs, DSMBs or ECs may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects. Further, if any of our product candidates obtains marketing approval, toxicities associated with such product candidates previously not seen during clinical testing may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional contraindications, warnings and precautions being added to the drug label, significant restrictions on the use of the product or the withdrawal of the product from the market. We cannot predict whether our product candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on preclinical studies or early-stage clinical trials.

Additionally, if one or more of our drug candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such drugs, a number of potentially significant negative consequences could result, including:

●	we may suspend marketing of the drug;

●	regulatory authorities may withdraw approvals or revoke licenses of the drug;

●	regulatory authorities may require additional warnings on the label or narrow the proposed indication for our drug candidate;

●	we may be required to develop a Risk Evaluation and Mitigation Strategy, or REMS, for the drug or, if a REMS is already in place, to incorporate additional requirements under the REMS, or to develop a similar strategy as required by a comparable regulatory authority;

●	we may be required to conduct post-market studies;

●	we could be sued and held liable for harm caused to subjects or patients; and

●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular drug candidate, if approved, and could significantly harm our business, results of operations and prospects.

Further, toxicities associated with approved drugs that have not been seen during clinical testing may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional contraindications, warnings and precautions being added to the drug label, significant restrictions on the use of the drug product or the withdrawal of the drug product from the market. We cannot predict whether olverembatinib or our other drug candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on nonclinical studies or early-stage clinical trials.

Many of our drug candidates are being tested or used by patients who are critically ill, who may be unfit for certain medical interventions or for whom there are no other treatments or options, which can result in heightened risk of adverse events, including death.

Our product candidates may be used in populations for which safety concerns may be particularly scrutinized by regulatory agencies. Patients treated with our product candidates may also be undergoing other treatments, including surgery, radiation, chemotherapy and other regimens, any of which can individually or together cause side effects or adverse events, including illness, progression of disease and death, that may not be related to our product candidate but may still impact the success of our clinical trials. Many of our drug candidates are being tested in or used by patients after having failed or developed intolerance or resistance to other therapies or critically ill individuals who are unfit for certain medical interventions or for whom there are no other treatments or options are available. The inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients’ illnesses or weakened condition. Therefore, it is expected that some of the patients enrolled in our clinical trials or who otherwise receive any approved drugs could die or experience major clinical events either during or after the course of our clinical trials or receiving treatment, which has occurred in the past.

Interim, initial, top-line and preliminary data from our clinical trials that we announce or publish from time to time may materially change as more patient data become available and are subject to audit and verification procedures. We may also selectively report data to explore certain trends that are interesting, but you may not agree with our assessment as to what might be material or appropriate.

From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.

Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our ADSs representing our ordinary shares.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular drug candidate or drug and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. Hematological malignancies and the other indications for which we develop drug products are inherently complex and heterogeneous, and the existence of certain mutations and biomarkers can impact the response rates and risk of adverse events. The pathways that we target can also implicate different diseases and indications and result in clinical trials where we enroll patients with different diseases. Additionally, these diseases are often treated with multiple lines of therapies resulting in patient populations with different treatment history and resistance or intolerance to certain existing drugs or therapies.

Therefore, from time to time, we may also selectively report data for a certain subpopulation of patients that received the study drug in a particular study, such as patients who received a particular dose or patients who have a specific indication or have specific characteristics such as a specified mutation, intolerance to certain treatments or other high risk indicators, or combine similar patients across studies. There is no guarantee that these data cuts will be representative of the indications or subpopulations for which we pursue approval, and there is risk that such data, being either a smaller subset of patients treated or an amalgamation across multiple studies, and conclusions and interpretations may not predict future results. If the interim, top-line or other data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our drug candidates may be harmed, which could harm our business, financial condition and results of operations.

Clinical drug development involves a lengthy and expensive process with uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results.

Preclinical studies and clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure or delay can occur at any time during the preclinical or clinical trial process. Success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful. In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same drug candidate due to numerous factors, including, but not limited to, changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, patient adherence to the dosing regimen, and other trial protocol elements and the rate of dropout among clinical trial participants. In the case of any trials we conduct, results may differ from earlier trials due to the larger number of clinical trial sites and additional countries and languages involved in such trials. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after positive results in earlier preclinical studies or clinical trials.

Notwithstanding any potential promising results in earlier studies and trials for any drug candidate, we cannot be certain that we will not face similar setbacks. In addition, the results of our preclinical animal studies, in vitro or other laboratory testing, may not be predictive of the results of outcomes in human clinical trials. For example, our drug candidates may demonstrate different chemical, biological and pharmacological properties in patients than they do in laboratory studies or may interact with human biological systems in unforeseen or harmful ways. Drug candidates in clinical trials may fail to show the desired pharmacological properties or safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. The failure of clinical trials to demonstrate safety and efficacy for our desired indications could harm the development of the relevant drug candidate as well as other drug candidates employing the same technology, which could have a significant impact on our product pipeline and future growth prospects. Even if we are able to initiate and complete the necessary clinical trials, the results may not be sufficient to obtain regulatory approval for our drug candidates.

Data obtained from preclinical studies and clinical trials are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. At each phase of clinical development, we must ask for the appropriate authorization from the relevant authorities in applicable jurisdictions before we can conduct clinical trials and then present the results of the clinical trials to these authorities. The authorities may refuse to provide the authorizations necessary for clinical trials or have additional requirements (for example, relating to study protocols, patient characteristics, treatment durations, post-treatment follow-up, certain differences in interpreting results between local regulatory agencies), and in some cases may require additional studies. Any refusal or decision by health authorities to require additional trials or examinations would be likely to result in the discontinuation or delay of the development of the products concerned.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs, DSMBs or ECs of the institutions in which such clinical trials are being conducted, by a data safety monitoring board for such clinical trial or by the FDA or comparable foreign regulatory authorities. Clinical trials can be delayed or terminated or fail to meet endpoints for a variety of reasons, including, but not limited to, delays or failures related to:

●	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;

●	the FDA or comparable foreign regulatory authorities disagreeing with our clinical development strategy or statistical plan;

●	changes in governmental regulations or administrative actions;

●	delays in our ability to commence a clinical trial;

●	reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

●	obtaining IRB, DSMB and/or EC approval at each clinical trial site;

●	recruiting an adequate number of suitable patients to participate in a clinical trial on a timely basis;

●	the number of patients required for clinical trials of our drug candidates may be larger than we anticipate;

●	having subjects complete a clinical trial or return for post-treatment follow-up;

●	clinical trial sites deviating from clinical trial protocol or dropping out of a clinical trial;

●	protocol deviations or non-compliance with Good Clinical Practice, or GCP, requirements, or other data integrity reasons, that cause us or the FDA or other regulatory authorities to exclude data from non-compliant sites or investigators, which may cause the trial to be underpowered to meet the endpoints;

●	delays by us or our CROs in qualifying or analyzing patient data at the completion of clinical trials;

●	failure to demonstrate a benefit from using a drug candidate;

●	addressing subject safety concerns that arise during the course of a clinical trial;

●	adding a sufficient number of clinical trial sites; or

●	obtaining sufficient supply of drug candidate for use in nonclinical studies or clinical trials from third-party suppliers.

Further, conducting clinical trials in foreign countries, as we intend to do for our drug candidates, presents additional risks that may delay completion of our clinical trials. These risks include, but are not limited to, the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, particularly as we move towards the commercial stage of our drug candidates, we may be required to report some of these relationships to the FDA, certain national registers or other applicable agencies and comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our drug candidates. If we experience delays in the completion of, or termination of, any clinical trial of our drug candidates, the commercial prospects of our drug candidates will be harmed, and our ability to generate product revenues from any of these drug candidates will be delayed.

Moreover, any delays in completing our clinical trials will increase our costs, slow down our drug candidate development and approval process and jeopardize our ability to commence product sales and generate revenues.

If the results of our current and future clinical trials are inconclusive with respect to the efficacy of our drug candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our drug candidates, we may:

●	incur unplanned costs;

●	be delayed in or prevented from obtaining marketing approval for our drug candidates;

●	obtain approval for indications or patient populations that are not as broad as intended or desired;

●	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings including boxed warnings;

●	be subject to changes in the way the drug candidate is administered;

●	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

●	have regulatory authorities withdraw their approval of the drug product or impose restrictions on its distribution in the form of a modified REMS;

●	be subject to the addition of labeling statements, such as warnings or contraindications;

●	be subject to litigation, investigations, proceedings, or other actions; or

●	experience damage to our reputation.

An absence of or delay in therapeutic response could also result in the delay or even discontinuation of the development of our drug candidates. We cannot guarantee that the development of our drug candidates will ultimately be successful, especially within time frames compatible with our financial resources or market needs. Any failure or delay in the development of these products would have a material adverse effect on our business, income, financial condition and outlook.

Many of our drug candidates are in early stages of clinical trials.

Olverembatinib is our only drug candidate that has received regulatory approval in any jurisdiction. Each of olverembatinib and lisaftoclax are in Phase 3 registrational trials, and we have ongoing clinical trials for alrizomadlin, pelcitoclax, APG-5918 and other product candidates. Regulatory approval generally requires the completion of a Phase 3 clinical trial to test the safety and efficacy of the drug candidate on a large sample of patients unless an expedited program or pathway is granted by relevant regulatory authorities. The timeline between a Phase 1 clinical trial and a Phase 3 clinical trial and subsequent filing of an NDA or foreign equivalent can take several years. We will need to commit substantial time and additional resources to conducting further nonclinical studies and clinical trials before we can submit an NDA or foreign equivalent with respect to any of our drug candidates. We cannot predict with any certainty if or when we might submit an NDA or foreign equivalent for regulatory approval for any of our drug candidates.

We may not be successful in our efforts to identify or discover additional drug candidates. Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain drug candidates; these decisions may prove to be wrong and may adversely affect our business.

Our future results of operations are dependent on our ability to successfully discover, develop, obtain regulatory approval for and commercialize drug candidates beyond those we currently have in clinical and nonclinical development. A drug candidate can unexpectedly fail at any stage of nonclinical and clinical development. The historical failure rate for drug candidates is high due to risks relating to safety, efficacy, clinical execution, changing standards of medical care and other unpredictable variables. The results from nonclinical testing or early clinical trials of a drug candidate may not be predictive of the results that will be obtained in later stage clinical trials of the drug candidate. If we fail to identify potential drug candidates, our business could be materially harmed. The success of other future drug candidates we may develop will depend on many factors, including the following:

●	generating sufficient data to support the initiation or continuation of clinical trials;

●	obtaining regulatory permission to initiate clinical trials;

●	contracting with the necessary parties to conduct clinical trials;

●	successful enrollment of patients in, and the completion of, clinical trials on a timely basis;

●	the timely manufacture of sufficient quantities of the drug candidate for use in clinical trials; and

●	adverse events in the clinical trials.

Research programs to pursue the development of our drug candidates for additional indications and to identify new drug candidates and disease targets require substantial technical, financial and human resources whether or not we ultimately are successful. Even if we identify suitable new drug candidates, such drug candidates may not achieve proof of concept in a cost-effective manner or at all. Our research programs may initially show promise in identifying potential indications and/or drug candidates, yet fail to yield results for clinical development for a number of reasons, including, but not limited to:

●	the research methodology used may not be successful in identifying potential indications and/or drug candidates;

●	potential drug candidates may, after further study, be shown to have harmful adverse effects or other characteristics that make them unmarketable or unlikely to receive regulatory approval; or

●	it may take greater human and financial resources to identify additional therapeutic opportunities for our drug candidates or to develop suitable potential drug candidates through internal research programs than we will possess, thereby limiting our ability to diversify and expand our drug portfolio.

Because we have limited financial and managerial resources, we may forego or delay pursuit of opportunities with other drug candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. Decision-making about which drug candidates or other indications to prioritize involves inherent uncertainty. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs, therapeutic platforms and drug candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may relinquish valuable rights to that drug candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

Accordingly, there can be no assurance that we will be able to identify additional therapeutic opportunities for our drug candidates or to develop suitable potential drug candidates through internal research programs, which could materially adversely affect our future growth and prospects. We may focus our efforts and resources on potential drug candidates or other potential programs that ultimately prove to be unsuccessful.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

●	the size and nature of the patient population;

●	the patient eligibility criteria defined in the protocol;

●	the size of the study population required for analysis of the trial’s primary endpoints;

●	the proximity of patients to trial sites;

●	the design of the trial;

●	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

●	competing clinical trials for similar therapies or other new therapeutics;

●	clinicians’ and patients’ perceptions as to the potential advantages and side effects of the drug candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

●	our ability to obtain and maintain patient consents;

●	the risk that patients enrolled in clinical trials will not complete a clinical trial; and

●	the availability of approved therapies that are similar in mechanism to our drug candidates.

Our clinical trials will compete with other clinical trials for drug candidates that are in the same therapeutic areas as our drug candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors, or they may fail to meet the enrollment criteria due to having been on certain treatments previously. Because the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our drug candidates.

We develop drug candidates in combination with other therapies, which exposes us to additional risks.

We develop drug candidates in combination with one or more other approved or unapproved therapies. Even if any drug candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or comparable foreign regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our drug product or that safety, efficacy, manufacturing or supply issues could arise with any of those existing therapies. If the therapies we use in combination with our drug candidates are replaced as the standard of care for the indications we choose for any of our drug candidates, the FDA or comparable foreign regulatory authorities may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own drug products, if approved, being removed from the market or being less successful commercially.

We also may choose to evaluate drug candidates in combination with one or more therapies that have not yet been approved for marketing by the FDA or comparable foreign regulatory authorities. We will not be able to market and sell any drug candidate we develop in combination with an unapproved therapy for a combination indication if that unapproved therapy does not ultimately obtain marketing approval either alone or in combination with our drug product. In addition, unapproved therapies face the same risks described with respect to our drug candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval. If the FDA or comparable foreign regulatory authorities do not approve these other drugs or revoke their approval of, or if safety, efficacy, quality, manufacturing or supply issues arise with, the drugs we choose to evaluate in combination with our drug candidate we develop, we may be unable to obtain approval of or market such combination therapy.

Changes in methods of drug candidate manufacturing or formulation may result in additional costs or delay.

As drug candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our drug candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our drug candidates and jeopardize our ability to commercialize our drug candidates, if approved, and generate revenue.

Risks related to obtaining regulatory approval

The regulatory approval processes of the FDA, NMPA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed.

Our drug candidates, including olverembatinib, and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable foreign regulatory authorities. Before we can commercialize and market any of our drug candidates, we must obtain marketing approval for the desired indication and patient population.

Obtaining approval by the FDA and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the drug candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. For example, if the FDA or other regulatory authority requires us to change our study protocol or design, our clinical trial plans may be delayed. Further, securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional nonclinical, clinical or other data. Even if we eventually complete clinical testing and receive approval for our drug candidates, the FDA and other comparable foreign regulatory authorities may approve our drug candidates for a more limited indication or a narrower patient population than we originally requested or may impose other prescribing limitations or warnings that limit the drug candidate’s commercial potential. We have not submitted for, or obtained, regulatory approval for any drug candidate, and it is possible that none of our drug candidates will ever obtain regulatory approval. Further, development of our drug candidates or regulatory approval may be delayed for reasons beyond our control.

We have obtained NMPA approval for olverembatinib for the treatment of adult patients with CML-CP with the T315I mutations, CML-AP with the T315I mutations, and CML-CP resistant or intolerant to first and second-generation TKIs, and we are authorized to market olverembatinib for these approved indications in China. However, in order to market in other regions such as the United States and other jurisdictions, we must obtain separate regulatory approvals or clearances. None of our other drug candidates have received approval from any regulatory authority. It is possible that none of our existing drug candidates or any drug candidates we may discover, in-license or acquire and seek to develop in the future will ever obtain regulatory approval.

Our drug candidates could fail to receive regulatory approval from the FDA, NMPA or a comparable regulatory authority for many reasons, including:

●	such regulatory authority’s disagreement with the design or implementation of our clinical trials;

●	failure to demonstrate that a drug candidate is safe and effective for its proposed indication;

●	failure of clinical trial results to meet the level of statistical significance required for approval;

●	failure to demonstrate that a drug candidate’s clinical and other benefits outweigh its safety risks;

●	data integrity issues related to our clinical trials;

●	such regulatory authority’s disagreement with our interpretation of data from preclinical studies or clinical trials;

●	the insufficiency of data collected from clinical trials of our drug candidates to support the submission and filing of a NDA or other submission to obtain regulatory approval;

●	the FDA, NMPA or comparable regulatory authority’s finding of deficiencies related to the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; and

●	changes in approval policies or regulations that render our preclinical and clinical data insufficient for approval.

The FDA, NMPA or a comparable regulatory authority may require more information, including additional preclinical or clinical data, to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our drug candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that is not desirable for the successful commercialization of that drug candidate. In addition, if our drug candidate produces undesirable side effects or safety issues, the FDA may approve any of our drug candidates for fewer or more limited indications than we request, may impose significant limitations in the form of narrow indications, warnings or a REMS. Regulatory authorities may not approve the price we intend to charge for drug products we may develop, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that drug candidate, or restrict distribution of our drug candidates and impose burdensome implementation requirements on us. Any of the foregoing scenarios could materially harm the commercial prospects of our drug candidates. Of the large number of drugs in development, only a small percentage successfully complete the FDA or comparable foreign regulatory approval processes and are commercialized. The lengthy approval processes as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our drug candidates, which would significantly harm our business, results of operations and prospects.

The FDA, NMPA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

The acceptance of study data by the FDA, NMPA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from United States clinical trials are intended to serve as the basis for marketing approval in the foreign countries outside the United States or vice versa, the standards for clinical trials and approval may be different. There can be no assurance that any United States or foreign regulatory authority would accept data from trials conducted outside of its applicable jurisdiction. If the FDA, NMPA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our drug candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Uncertainty in the regulatory framework could also result in disruption to the supply and distribution as well as the import/export both of active pharmaceutical ingredients and finished product. Such a disruption could create supply difficulties for ongoing clinical trials. The cumulative effects of the disruption to the regulatory framework, uncertainty in future regulation, and changes to existing regulations may increase our development lead time to marketing authorization and commercialization of products in the United States and/or other jurisdictions and increase our costs. We cannot predict the impact of such changes and future regulation on our business or the results of our operations.

If we are unable to obtain NMPA approval for our drug candidates to be eligible for an expedited registration pathway as Category 1 drug candidates, the time and cost we incur to obtain regulatory approvals may increase. Even if we receive such Category 1 designation, it may not lead to a faster development, review or approval process.

The NMPA categorizes domestically-manufactured innovative drug applications as Category 1, provided such drug has a new and clearly defined structure, pharmacological property and apparent clinical value and has not been marketed anywhere in the world. Domestically developed and manufactured innovative drugs will be attributed to Category 1 for their clinical trial application, or CTA, and NDA applications. While some multinational pharmaceutical companies may file CTAs with the NMPA prior to approval of a drug in another country in order to take advantage of Category 1 classification, such drug will most likely be assigned to Category 5 for NDA approval purposes because, based on historical observations, multinational pharmaceutical companies will typically not prioritize applying for local manufacturing rights in China, hence subjecting the drug to the imported drug status. The imported drug registration pathway is more complex and is evolving. Imported drug registration applications in China may only be submitted after a drug has obtained an NDA approval and received the Certificate of Pharmaceutical Product granted by a major drug regulatory authority, such as the FDA. A Category 1 designation by the NMPA may not be granted for any of our drug candidates or may not lead to faster development or regulatory review or approval process. Moreover, a Category 1 designation does not increase the likelihood that our drug candidates will receive regulatory approval. Further, there have been recent regulatory initiatives in China regarding clinical trial approvals, the evaluation and approval of certain drugs and medical devices and the simplification and acceleration of the clinical trial process. For more information, see “Item 4. Information on the Company—B. Business Overview—Government regulation—PRC regulation.”

The regulatory environment in China has substantially changed in recent years and may change further in the future in unpredictable ways. Any future policies, or changes to current policies, that NMPA approves might require us to change our planned clinical study design or otherwise spend additional resources and effort to obtain approval of our drug candidates. In addition, policy changes may contain significant limitations related to use restrictions for certain age groups, warnings, precautions, or contraindications, or may be subject to burdensome post-approval study or risk management requirements.

Where appropriate, we plan to secure approval from the FDA or comparable foreign regulatory authorities through the use of accelerated registration pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.

Where possible, we plan to pursue accelerated development strategies in areas of high unmet need. We may seek an accelerated approval pathway for one or more of our drug candidates. Under the accelerated approval provisions in the Federal Food, Drug, and Cosmetic Act of 1938, or FDCA, and the FDA’s implementing regulations, the FDA may grant accelerated approval to a drug candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the drug candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The Food and Drug Omnibus Reform Act made several changes to the FDA’s authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements.

The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, the FDA may withdraw its approval of the drug.

Prior to seeking such accelerated approval, we will seek feedback from the FDA and will otherwise evaluate our ability to seek and receive such accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or under another expedited regulatory designation (e.g., breakthrough therapy designation), there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our drug candidate would result in a longer time period to commercialization of such drug candidate, could increase the cost of development of such drug candidate and could harm our competitive position in the marketplace.

A Fast Track designation by the FDA, even if granted for any of our drug candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our drug candidates will receive regulatory approval.

Olverembatinib has been granted Fast Track designation from the FDA for the treatment of CML in patients with certain genetic markers who have failed to respond to treatments with existing TKIs. In the United States, Fast Track designation is designed to facilitate the development and expedite the review of therapies for serious conditions and fill an unmet medical need. Programs with Fast Track designation may benefit from early and frequent communications with the FDA, potential priority review and the ability to submit a rolling application for regulatory review. Fast Track designation applies to both the drug candidate and the specific indication for which it is being studied. If any of our drug candidates receive Fast Track designation but do not continue to meet the criteria for Fast Track designation, or if our clinical trials are delayed, suspended or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, we will not receive the benefits associated with the Fast Track program. Furthermore, Fast Track designation does not change the standards for approval. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

To the extent we obtain orphan drug designation, rare pediatric disease and/or Fast Track designation, we may not be able to maintain or take advantage of all the benefits associated with such designations for our drug candidates. Further, orphan drug exclusivity may not prevent the FDA, NMPA or other comparable foreign regulatory authorities, from approving competing products.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a disease with a patient population of fewer than 200,000 individuals in the United States, or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that costs of research and development of the product for the indication can be recovered by sales of the product in the United States.

Generally, if a drug with an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA or NMPA from approving another marketing application for the same drug for the same indication during the period of exclusivity. The applicable period is seven years in the United States and 10 years in the European Union. The European Union exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or NMPA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

In particular, olverembatinib was granted orphan drug designation by FDA for the treatment of CML, acute myeloid leukemia, or AML, acute lymphocytic leukemia, or ALL, and gastrointestinal stromal tumor, or GIST, and a Fast-Track Designation for the treatment of CML in patients with certain genetic markers who have failed to respond to treatments with existing TKIs. Such designations may not effectively protect the drug candidate from competition because different drugs can be approved for the same condition and the same drugs can be approved for a different condition but used off-label for any orphan indication we may obtain. Even after an orphan drug is approved, the FDA can subsequently approve a drug that is otherwise the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

In response to the court decision in Catalyst Pharms., Inc. v. Becerra, 14 F.4th 1299 (11th Cir. 2021), in January 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court’s order in Catalyst, the FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the Catalyst order—that is, the agency will continue tying the scope of orphan- drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug candidate any advantage in the regulatory review or approval process or entitles the drug candidate to priority review.

Under the rare pediatric disease designation and priority review voucher, or PRV, program, a sponsor that receives an approval for a drug product for a rare pediatric disease may qualify for a voucher that can be redeemed to receive priority review for a different product. The sponsor may transfer or sell the voucher to another sponsor. FDA awards rare pediatric disease PRVs to sponsors of rare pediatric disease products that are approved and meet certain criteria. Prior to submitting a marketing application for its drug, a sponsor may request rare pediatric disease designation. except for the rare pediatric disease product application that is for a drug that, not later than December 20, 2024, receives the designation for a rare pediatric disease; and is, not later than September 30, 2026, approved under section 505(b)(1) of this Act or section 351(a) of the Public Health Service Act. To date, we have received rare pediatric disease designation for at least one of our drug candidates but not an approval, and changes to the rare pediatric disease program can impact our ability to realize the full benefits of the designation.

Even if one or more of our product candidates receive Fast Track designation, we may be unable to obtain or maintain the benefits associated with the Fast Track designation. Fast Track designation is designed to facilitate the development and expedite the review of therapies for serious conditions and fill an unmet medical need. Programs with Fast Track designation may benefit from early and frequent communications with the FDA, potential priority review and the ability to submit a rolling application for regulatory review. Fast Track designation applies to both the product candidate and the specific indication for which it is being studied. If any of our product candidates receive Fast Track designation but do not continue to meet the criteria for Fast Track designation, or if our clinical trials are delayed, suspended or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, we will not receive the benefits associated with the Fast Track program. Furthermore, Fast Track designation does not change the standards for approval. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Regulatory approval may be substantially delayed or may not be obtained for our drug candidates (including olverembatinib outside of China) if regulatory authorities require additional time or studies to assess the safety and efficacy of our drug candidates.

If regulatory authorities require additional time or studies to assess the safety or efficacy of our drug candidates, we may not have or be able to obtain adequate funding to complete the necessary steps for approval for any or all of our drug candidates. Preclinical studies and clinical trials required to demonstrate the safety and efficacy of our drug candidates are time consuming and expensive and together take several years or more to complete. Delays in regulatory approvals or rejections of applications for regulatory approval in the United States, the PRC or other markets may result from many factors, including:

●	regulatory requests for additional analyses, reports, data, nonclinical studies and clinical trials;

●	regulatory questions regarding interpretations of data and results and the emergence of new information regarding our drug candidates or other products;

●	clinical holds, or partial clinical holds, other regulatory objections to commencing or continuing a clinical trial or the inability to obtain regulatory approval to commence a clinical trial in countries that require such approvals;

●	failure to reach agreement with the FDA, NMPA or other regulators regarding the scope or design of our clinical trials;

●	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

●	our inability to enroll a sufficient number of patients who meet the inclusion and exclusion criteria in a clinical trial;

●	our inability to conduct a clinical trial in accordance with regulatory requirements or our clinical trial protocols;

●	clinical sites and investigators deviating from a trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

●	failure of our third-party CROs to satisfy their contractual duties or regulatory requirements or meet expected deadlines;

●	delay or failure in adding new clinical trial sites;

●	ambiguous or negative interim results, or results that are inconsistent with earlier results;

●	unfavorable or inconclusive results of clinical trials and supportive nonclinical studies, including unfavorable results regarding effectiveness of drug candidates during clinical trials;

●	feedback from the FDA, NMPA, an IRB, DSMB, EC or comparable entities, or results from earlier stage or concurrent preclinical studies and clinical trials, that might require modification to the protocol;

●	unacceptable risk-benefit profile or unforeseen safety issues or adverse side effects;

●	decision by the FDA, NMPA, an IRB, DSMB, EC or comparable entities, or us to suspend or terminate clinical trials at any time for safety issues or for any other reason;

●	failure to demonstrate a benefit from using a drug candidate;

●	our inability to obtain approval from IRBs, DSMBs, or ECs to conduct clinical trials at their respective sites;

●	manufacturing issues, including problems with manufacturing or timely obtaining from third parties sufficient quantities of a drug candidate for use in a clinical trial; and

●	difficulty in maintaining contact with patients after treatment, resulting in incomplete data.

Changes in regulatory requirements and guidance may also occur, and we may need to amend clinical trial protocols submitted to applicable regulatory authorities to reflect these changes. Amendments may require us to resubmit clinical trial protocols to IRBs, DSMBs, or ECs for re-examination, which may impact the costs, timing or successful completion of a clinical trial.

If we are required to conduct additional clinical trials or other studies with respect to any of our drug candidates beyond those that we initially contemplated, if we are unable to successfully complete our clinical trials or other studies or if the results of these studies are not positive or are only modestly positive, we may be delayed in obtaining regulatory approval for that drug candidate, we may not be able to obtain regulatory approval at all or we may obtain approval for indications that are not as broad as intended. Our drug development costs will also increase if we experience delays in testing or approvals, and we may not have sufficient funding to complete the testing and approval process. Significant clinical trial delays could allow our competitors to bring drugs to market before we do and impair our ability to commercialize our drug candidates, if and when approved. If any of this occurs, our business will be materially harmed.

Obtaining and maintaining regulatory approval of our drug candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our drug candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our drug candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA grants marketing approval of a drug candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the drug candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional nonclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a drug candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our drug products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of drug candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our drug products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our potential drug candidates will be harmed.

Disruptions at the FDA, the SEC and other government agencies caused by funding shortages, layoffs, changes in regulations or policies or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In April 2025, the Trump administration conducted unprecedented layoffs at several U.S. health agencies, including the FDA, the Department of Health and Human Services, the Centers for Disease Control and Prevention and the National Institutes of Health, which is expected to impact the FDA’s ability to review and approve new medicines and conduct necessary inspections. In addition, government funding of the FDA, SEC, and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

To the extent the FDA’s normal operations are disrupted or delayed, for example due to travel restrictions, public health or geopolitical issues, staffing shortages, layoffs or lack of funding, the FDA may not be able to complete the necessary inspections or provide feedback in a timely manner during our clinical development or review period. If any such delays or disruptions were to occur, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Even if we receive regulatory approval for our drug candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drug candidates.

If our drug candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable regulatory authorities in China and other jurisdictions. Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, NMPA and comparable regulatory authority requirements, including, in the United States, ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, other marketing application, and previous responses to any inspection observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for our drug candidates may be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the drug. The FDA may also require a REMS program as a condition of approval of our drug candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA, NMPA or a comparable regulatory authority approves our drug candidates, we will have to comply with requirements including, for example, submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and GCP for any clinical trials that we conduct post-approval.

The FDA may seek to impose a consent decree or withdraw marketing approval if compliance with regulatory requirements is not maintained or if problems occur after the drug reaches the market. Later discovery of previously unknown problems with our drug candidates, including adverse events, or AEs, of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of our drug candidates, withdrawal of the product from the market or voluntary product recalls;

●	fines, untitled or warning letters or holds on clinical trials;

●	refusal by the FDA to approve pending applications or supplements to approved applications submitted by us or withdrawal of approvals;

●	product seizure or detention, or refusal to permit the import or export of our drug candidates; and

●	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for their approved indications and for use in accordance with the provisions of the approved label. The FDA, NMPA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The policies of the FDA, NMPA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained and we may not achieve or sustain profitability.

In addition, if we were able to obtain accelerated approval of any of our drug candidates, the FDA would require us to conduct a confirmatory study to verify the predicted clinical benefit and additional safety studies. Other comparable regulatory authorities outside the United States, such as the NMPA, may have similar requirements. The results from the confirmatory study may not support the clinical benefit, which would result in the approval being withdrawn. While operating under accelerated approval, we will be subject to certain restrictions that we would not be subject to upon receiving regular approval.

Furthermore, our research operations and manufacturing facilities are in the PRC. The pharmaceutical industry in the PRC is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. See “Item 4. Information on the Company—B. Business Overview—Government regulation—PRC regulation” for a discussion of regulatory requirements that are applicable to our current and planned business activities in the PRC. In recent years, the regulatory framework in the PRC regarding the pharmaceutical industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on our business or cause delays in or prevent the successful development or commercialization of our drug candidates in the PRC and reduce the current benefits we believe are available to us from developing and manufacturing drugs in the PRC. Chinese authorities have become increasingly vigilant in enforcing laws in the pharmaceutical industry and any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in the PRC. We believe our strategy and approach is aligned with the Chinese government’s policies, but we cannot ensure that our strategy and approach will continue to be aligned.

Risks related to commercialization

We are substantially dependent on the commercial success of olverembatinib. If we are unable to maintain or increase sales of olverembatinib, our ability to generate revenue and our financial condition will be adversely affected.

We are substantially dependent on the commercial success of olverembatinib, our only product approved for sale in China. Sales of olverembatinib in China accounted for substantially all of our revenues for the years ended December 31, 2023 and 2022, and although a substantial portion of our revenue for the year ended December 31, 2024 was related to intellectual property income and option payment received from Takeda under the Takeda Exclusive Option Agreement (as defined below), we expect our revenues to continue to be driven primarily by sales of olverembatinib in the near term. Our ability to successfully market olverembatinib and our other current and future drug candidates depends on numerous factors, including but not limited to those described elsewhere in this section, some of which are beyond our control. If we are unable to obtain regulatory approval for olverembatinib in the United States, or if we are unable to continue to commercialize olverembatinib successfully in China or commercialize our other current and future drug candidates or are unable to obtain a distributor or partner to commercialize them, we may generate substantially less revenue or may not be able to generate any revenue. This would result in an adverse effect on our business, financial condition, results of operations and growth prospects.

If we are not able to obtain, or experience delays in obtaining, required regulatory approvals for our drug candidates (including olverembatinib outside of China), we will not be able to commercialize our drug candidates in the markets that we desire, and our ability to generate revenue will be materially impaired.

We became a commercial-stage company in 2021 upon commercialization of olverembatinib in China. We have not received regulatory approval to market olverembatinib in the United States or any market outside of China and, other than olverembatinib, do not have any drug candidates that have gained regulatory approval for sale in the United States, the PRC or any other country, and we cannot guarantee that we will ever have internally developed drugs approved for commercialization outside of China. Our business is substantially dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize our drug candidates in a timely manner. We cannot commercialize any products or drug candidates without first obtaining regulatory approval to market each drug from the FDA, NMPA and/or comparable regulatory authorities. We are currently conducting Phase 3 registrational trials for olverembatinib and lisaftoclax in the United States, and certain of our other drug candidates are also currently undergoing clinical trials. We cannot predict whether these trials and future trials will be successful or whether regulators will agree with our conclusions regarding the preclinical studies and clinical trials we have conducted to date.

Before obtaining regulatory approvals for the commercial sale of any drug candidate for a target indication, we must demonstrate in preclinical studies and well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA, that the drug candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. Regulatory authorities outside of the United States, such as the NMPA, also have requirements for approval of drugs for commercial sale with which we must comply prior to marketing in those areas. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our drug candidates. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking non-U.S. regulatory approval could require additional nonclinical studies or clinical trials, which could be costly and time consuming. The non-U.S. regulatory approval process may include all of the risks associated with obtaining FDA approval. For all of these reasons, we may not obtain non-U.S. regulatory approvals on a timely basis, if at all. For details of requirements to obtain regulatory approvals in the PRC or the United States, please see the section titled “Item 4. Information on the Company—B. Business Overview—Government regulation.”

The process to develop, obtain regulatory approval for and commercialize drug candidates is long, complex and costly both inside and outside the United States and the PRC, and approval is never guaranteed. Even if olverembatinib and our other drug candidates were to successfully obtain approval from the relevant regulatory authorities, any approval might significantly limit the approved indications for use, or require that precautions, contraindications or warnings be included on the product labeling, or require expensive and time-consuming post- approval clinical trials or surveillance as conditions of approval. Following any approval for commercial sale of our drug candidates, certain changes to the drug, such as changes in manufacturing processes and additional labeling claims, may be subject to additional review and approval by the FDA, NMPA and comparable regulatory authorities. Also, regulatory approval for any of our drug candidates may be withdrawn. If we are unable to obtain regulatory approval for our drug candidates in one or more jurisdictions, or any approval contains significant limitations, our target market will be reduced and our ability to realize the full market potential of our drug candidates will be harmed. Furthermore, we may not be able to obtain sufficient funding or generate sufficient revenue and cash flows to continue the development of any other drug candidate in the future.

We have and may continue to license commercialization or other rights and pursue other forms of collaboration worldwide, which can expose us to additional risks of conducting business in additional international markets.

Non-U.S. markets are an important component of our growth strategy. We intend to focus on additional opportunities in the PRC, in particular but may also pursue partnerships in other geographies. Our ability to enter into partnerships will depend in large part on whether we are able to successfully demonstrate that our small-molecule drug candidates are attractive novel therapies for cancer. If we fail to obtain licenses or enter into collaboration arrangements with third parties in these markets, or if these parties are not successful, our revenue-generating growth potential will be adversely affected. Moreover, international business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:

●	efforts to enter into collaboration or licensing arrangements with third parties in connection with our international sales, marketing and distribution efforts may increase our expenses or divert our management’s attention from the acquisition or development of drug candidates;

●	changes in a specific country’s or region’s political and cultural climate or economic condition;

●	differing regulatory requirements for drug approvals and marketing internationally;

●	difficulty of effective enforcement of contractual provisions in local jurisdictions;

●	potentially reduced protection for intellectual property rights;

●	potential third-party patent rights;

●	unexpected changes in tariffs, trade barriers and regulatory requirements;

●	economic weakness, including inflation or political instability, particularly in non-U.S. economies and markets;

●	compliance with tax, employment, immigration and labor laws for employees traveling abroad;

●	the effects of applicable non-U.S. tax structures and potentially adverse tax consequences;

●	currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incidental to doing business in another country;

●	workforce uncertainty and labor unrest, particularly in non-U.S. countries where labor unrest is more common than in the United States;

●	the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a non-U.S. market with low or lower prices rather than buying them locally;

●	failure of our employees, agents, representatives, business partners and third-party intermediaries to comply with the rules and regulations of the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, and the Foreign Corrupt Practices Act of 1977, or the FCPA;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions such as physical damage to our facilities and those of our third-party service providers, loss or spoilage of inventory, power outages, telecommunications, transportation or other infrastructure failure, cybersecurity incidents and other business interruptions resulting from geopolitical events, including war and terrorism, or natural and man-made disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes, fires, drought, extreme heat, blizzards and other extreme weather conditions.

These and other risks may materially adversely affect our ability to attain or sustain revenue from international markets.

We have limited commercialization experience, and we may lack the necessary expertise, personnel and resources to successfully commercialize any of our other products that receive regulatory approval on our own or together with collaborators.

We have limited experience as a commercial organization, and we have no commercialization experience in the United States. Although we have commercialized olverembatinib in China, we may lack the necessary expertise, personnel and resources to successfully commercialize olverembatinib in the United States or any other key global markets, and we may not be successful in commercializing any of our other products that receive regulatory approval on our own or together with collaborators, if at all.

Factors that may affect our ability to commercialize any of our drug candidates on our own include, but are not limited to, recruiting and retaining adequate numbers of effective sales and marketing personnel, obtaining access to or persuading adequate numbers of physicians to prescribe our drug candidates and other unforeseen costs associated with expanding our sales and marketing organization outside of China. Developing a sales and marketing organization in a new market requires significant investment, is time-consuming and could delay the launch of our drug candidates. We may not be able to build an effective sales and marketing organization in the United States or other key global markets. If we are unable to build our own sales and marketing capabilities or to find suitable partners for the commercialization of our drug candidates, we may have difficulties generating revenue from them.

If we are unable to, or decide not to, further develop internal sales, marketing and commercial distribution capabilities for any or all of our drug candidates, we will likely pursue collaborative arrangements regarding the sales and marketing of our drug candidates. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or whether they will have effective sales forces. We would have little or no control over the marketing and sales efforts of such third parties, and our revenue from product sales may be lower than if we had commercialized our drug candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our drug candidates.

There can be no assurance that we will be able to further develop and successfully maintain internal sales and commercial distribution capabilities outside of China or establish or maintain relationships with third-party collaborators to successfully commercialize any product, and as a result, we may not be able to generate substantial product sales revenue.

We face substantial competition, which may result in others discovering, developing or commercializing competing drugs before or more successfully than we do.

The development and commercialization of new drugs is highly competitive and characterized by rapidly advancing technologies, with a strong emphasis on proprietary products. We face competition with respect to olverembatinib, our current drug candidates and any future drugs that we may develop or in-license from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies, including AbbVie, Astex, Boehringer Ingelheim, Fulcrum, Kartos, Novartis, Oric and Takeda that currently market and sell drugs or are pursuing the development of drugs that are addressing similar pathways and mechanisms of actions as our drug candidates. See “Item 4. Information on the Company—B. Business Overview—Competition.” Some of these competitive drugs and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Additionally, beyond companies targeting the same pathways, there are a large number of companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. These new treatments can change the standard of care, and tolerance for safety and expectations for efficacy and can also impact the addressable patient population, the adoption of our drug candidates, if approved, by patients and healthcare providers and payors as well as pricing and reimbursement.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any drugs that we may develop. Our competitors also may obtain approval from the FDA, NMPA or other comparable regulatory authorities for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market and or slow our regulatory approval.

Our drug candidates, if approved under an NDA, could face generic competition earlier than expected. The enactment of the Generic Drug User Fee Amendments of 2012 as part of the Food and Drug Administration Safety and Innovation Act of 2012 established a user fee program to generate hundreds of millions of dollars in funding for the FDA’s generic drug review program. Funding from the user fee program, along with performance goals that the FDA negotiated with the generic drug industry, could significantly decrease the timeframe for FDA review and approval of generic drug applications. In addition, the pricing of our drug candidates depend, and the pricing of our drug candidates, if and when approved for marketing, will depend, in part, on the pricing strategies adopted by our competitors. If we or our partners are forced to reduce the prices of our drug candidates, or if sales of our drug candidates fall, due to competitive pricing, our revenue will be negatively affected.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Many of these competitors are active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology that they have developed. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

The market opportunities for our drug candidates may be limited to those patients who are ineligible for or have failed prior treatments and may be small.

Cancer therapies are sometimes characterized as first line, second line or third line, and the FDA often approves new therapies initially only for third line use. When cancer is detected early enough, first line therapy is sometimes adequate to cure the cancer or prolong life without a cure. Whenever first line therapy, usually chemotherapy, hormone therapy, surgery or a combination of these, proves unsuccessful, second line therapy may be administered. Second line therapies often consist of more chemotherapy, radiation, mAb drugs, tumor targeted small molecules or a combination of these. Third line therapies can include bone marrow transplantation, mAb and small molecule targeted therapies, more invasive forms of surgery and new technologies. In markets with approved therapies, we expect to initially seek approval of our drug candidates as a later stage therapy for patients who have failed other approved treatments. Subsequently, for those drugs that prove to be sufficiently beneficial, if any, we would expect to seek approval as a second line therapy and potentially as a first line therapy, but there is no guarantee that our drug candidates, even if approved, would be approved for second line or first line therapy. In addition, we may have to conduct additional clinical trials prior to gaining approval for second line or first line therapy.

Our projections of both the number of people who have the cancers we are targeting, as well as the subset of people with these cancers in a position to receive later stage therapy and who have the potential to benefit from treatment with our drug candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these cancers. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our drug candidates may be limited or may not be amenable to treatment with our drug candidates. Even if we obtain significant market share for our drug candidates, because the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications, including use as a first or second line therapy.

Our market opportunities may also be limited by competitor treatments that may enter the market. See “—We face substantial competition, which may result in others discovering, developing or commercializing competing drugs before or more successfully than we do.”

Any of our drug candidates that receive regulatory approval may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Any of our drug candidates that receive regulatory approval may fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current cancer treatments like chemotherapy and radiation therapy are well established in the medical community, and doctors may continue to rely on these treatments to the exclusion of our drug candidates. In addition, physicians, patients and third-party payors may prefer other novel products to ours. If our drug candidates do not achieve an adequate level of acceptance, we may not generate significant product sales revenues and we may not become profitable. The degree of market acceptance of our drug candidates, if approved for commercial sale, will depend on a number of factors, including:

●	the clinical indications for which our drug candidates are approved;

●	physicians, hospitals, cancer treatment centers and patients considering our drug candidates, if approved, as a safe and effective treatment;

●	the potential and perceived advantages of our drug candidates over alternative treatments;

●	the prevalence and severity of any side effects;

●	product labeling or product insert requirements of the FDA, NMPA or other comparable regulatory authorities;

●	the timing of market introduction of our drug candidates as well as competitive drugs;

●	the cost of treatment in relation to alternative treatments;

●	the amount of upfront costs or training required for physicians to administer our drug candidates;

●	the availability of adequate coverage, reimbursement and pricing by third-party payors and government authorities;

●	the willingness of patients to pay out-of-pocket in the absence of coverage and reimbursement by third-party payors and government authorities;

●	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

●	the effectiveness of our sales and marketing efforts.

Certain of our drug candidates represent a departure from more commonly used methods for cancer treatment, and potential patients and their doctors may be inclined to use conventional standard-of-care treatments rather than any of our drug candidates, if approved. This may have a material impact on our ability to generate revenues from our drug candidates. Further, given the novelty of our drug candidates, the end users and medical personnel may require a substantial amount of education and training.

If our drug candidates fail to achieve or maintain market acceptance among physicians, patients, hospitals, cancer treatment centers or others in the medical community, we will not be able to generate significant revenue. Even if our drug candidates achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our drug candidates, are more cost effective or render our drug candidates obsolete.

We currently manufacture, and intend to continue to manufacture, at least a portion of our drug candidates ourselves. Delays in completing and receiving regulatory approvals for our manufacturing facility could delay our development plans and thereby limit our revenues and growth.

Our Suzhou facility, our global research and development center and manufacturing facility, has more than 200,000 square feet of space, and the manufacturing capacity for both oral solid tablets and capsules is up to 250 million dosage units per year. We also maintain manufacturing capability for lyophilized formulations at the Suzhou center, and we lease a facility in China Medical City, Taizhou, Jiangsu Province, China, where we produce and supply preclinical test articles and clinical trial materials for some of our drug candidates.

In addition to the risks described in “—Risks related to our reliance on third parties,” our manufacturing facilities will be subject to ongoing, periodic inspection by the FDA, NMPA or other comparable regulatory agencies to ensure compliance with cGMP. Our failure to follow and document our adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of products for clinical or, in the future, commercial use, may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for our drug candidates. We also may encounter problems with the following:

●	achieving adequate or clinical-grade materials that meet FDA, NMPA or other comparable regulatory agency standards or specifications with consistent and acceptable production yield and costs;

●	shortages of qualified personnel, raw materials or key contractors; and

●	ongoing compliance with cGMP regulations and other requirements of the FDA, NMPA or other comparable regulatory agencies.

Failure to comply with applicable regulations could also result in sanctions being imposed on us, including fines, injunctions, civil penalties, a requirement to suspend or put on hold one or more of our clinical trials, failure of regulatory authorities to grant marketing approval of our drug candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our drug candidates, operating restrictions and criminal prosecutions, any of which could harm our business. Developing advanced manufacturing techniques and process controls is required to fully utilize our facilities. Advances in manufacturing techniques may render our facilities and equipment inadequate or obsolete.

To produce our drug candidates in the quantities that we believe will be required to meet anticipated market demand for any of our drug candidates, if approved, we will need to increase, or “scale up,” the production process by a significant factor over the initial level of production. If we are unable to do so, are delayed, or if the cost of this scale up is not economically feasible for us or we cannot find a third-party supplier, we may not be able to produce our drug candidates in a sufficient quantity to meet future demand.

We may face difficulties from changes to current regulations and future legislation. Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our drug candidates or any future drug candidates, restrict or regulate post-approval activities and affect our ability to profitably sell a drug product for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example:

●	changes to our manufacturing arrangements;

●	additions or modifications to drug product labeling;

●	the recall or discontinuation of our drug products; or

●	additional record-keeping requirements.

If any such changes were to be imposed, they could adversely affect the operation of our business. In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA contained provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. In December 2020, the U.S. Centers for Medicare & Medicaid Services, or CMS, issued a final rule implementing significant manufacturer price reporting changes under the Medicaid Drug Rebate Program, including regulations that affect manufacturer-sponsored patient assistance programs subject to pharmacy benefit manager accumulator programs and Best Price reporting related to certain value-based purchasing arrangements. The American Rescue Plan Act of 2021 eliminated the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business.

In June 2021, the United States Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case without specifically ruling on the constitutionality of the ACA. Further, the Inflation Reduction Act of 2022, or the IRA, among other things, extended enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how additional challenges and healthcare reform measures under the current U.S. administration will impact the ACA. Complying with any new legislation and regulatory requirements could be time-intensive and expensive, resulting in a material adverse effect on our business.

The Bipartisan Budget Act of 2018 also amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. In addition, CMS has published a final rule to give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Other legislative changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and will remain in effect through 2032, unless Congress takes further action.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. For example, the IRA includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out- of-pocket prescription drug costs for beneficiaries, among other changes. Various industry stakeholders, including pharmaceutical companies and the Pharmaceutical Research and Manufacturers of America, have initiated lawsuits against the federal government asserting that the price negotiation provisions of IRA are unconstitutional. The impact of these judicial challenges as well as other legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the current U.S. administration on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drug candidates, if approved.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our drug products, once approved, or put pressure on our drug product pricing. A number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization after obtaining regulatory approval for any of our drug products. Further, FDA has authorized the state of Florida to develop Section 804 Importation Programs to import certain prescription drugs from Canada for a limited period of time to help reduce drug costs, provided that Florida’s Agency for Health Care Administration meets the requirements set forth by the FDA. Other states may follow Florida. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our drug candidates or additional pricing pressures.

Our revenue prospects could be affected by changes in healthcare spending and policy in the United States and abroad. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, operations and financial condition.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future, including repeal, replacement or significant revisions to the ACA. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare or impose price controls may adversely affect:

●	the demand for our drug candidates, if we obtain regulatory approval;

●	our ability to set a price that we believe is fair for our drug products;

●	our ability to obtain coverage and reimbursement approval for a drug product;

●	our ability to generate revenue and achieve or maintain profitability;

●	the level of taxes that we are required to pay; and

●	the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

We expect that other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drug candidates. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. We cannot be sure to what extent the trajectory of these legislative and regulatory proposals will be implemented by the federal and state governments, whether additional legislative changes will be enacted, whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our drug candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

We may be subject, directly or indirectly, to applicable U.S. federal and state anti-kickback, false claims laws, physician payment transparency laws, fraud and abuse laws or similar healthcare, privacy, and security laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any drug candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, clinical investigators, CROs, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our drug products for which we obtain marketing approval. Similarly, our participation in the federal health care programs and acceptance of federal grant funding may subject us to federal false claims laws, civil penalties and assessments, criminal prosecution, and other administrative, civil, and criminal remedies.

In addition to FDA restrictions on the marketing of pharmaceutical products, pharmaceutical manufacturers who obtain FDA approval for any drug candidates and who begin commercializing those drugs in the United States may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. The activities of pharmaceutical manufacturers are also subject to regulation by numerous regulatory authorities including CMS, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, or the FTC, the Occupational Safety & Health Administration, the Department of Commerce, the Environmental Protection Agency, and state and local governments. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, pharmaceutical manufacturers who have approved drug products on the market may be subject to patient privacy regulation by both the federal government and the states in which they conduct business. If any of our drug candidates, including olverembatinib in the United States, are approved, our operations may be subject to such patient privacy regulations.

Additionally, we may be subject to state and non-U.S. equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope and may apply regardless of the payor. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not just governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement we could be subject to penalties. Finally, there are federal, state, and non-U.S. laws governing the privacy and security of health and other information, many of which differ from each other in significant ways and often are not preempted by the Health Insurance Portability and Accountability Act, as amended by the Health Information Technology for Economic and Clinical Health Act, or HIPAA, thus complicating our compliance efforts.

Because of the breadth of these laws and regulations, and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws or regulations.

Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including penalties, fines, disgorgement, imprisonment and/or exclusion or suspension from federal and state healthcare programs such as Medicare and Medicaid and debarment from contracting with the U.S. government. In addition, private individuals have the ability to bring actions on behalf of the U.S. government under the federal False Claims Act as well as the false claims laws of several states.

Law enforcement authorities are increasingly focused on enforcing these laws and regulations, and it is possible that some of our practices may be challenged under these laws or regulations. Efforts to ensure that our current and future business arrangements with third parties, and our business generally, will comply with applicable healthcare and other laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude or perceive that our business practices, including our arrangements with physicians and other healthcare providers, some of whom receive stock options as compensation for services provided, may not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse, healthcare, or other laws and regulations. If we fail or are perceived to fail to comply with any such laws or regulations, or any litigation, investigation, proceeding, or other action is initiated against us, including if we are not successful in defending ourselves or asserting our rights, it could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, remedial measures, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational and financial harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our drug candidates outside the United States will also likely subject us to non-U.S. equivalents of the healthcare laws mentioned above, among other non-U.S. laws.

If any of the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs, which may also adversely affect our business.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities.

Misconduct by these parties could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.

We are subject to stringent and often unsettled laws, regulations, policies and contractual obligations related to privacy, data protection and information security, and changes in such laws, regulations, policies and contractual obligations could adversely affect our business.

We are subject to privacy, data protection and information security laws and regulations that apply to the collection, transmission, storage and use of personal information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information. The legislative and regulatory landscape for privacy, data protection and information security continues to evolve in jurisdictions worldwide, and there has been an increasing focus on these issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement action against us, fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

If we are unable to properly protect the privacy and security of personal information, we could be found to have breached our policies or contracts. Further, if we fail to comply with applicable privacy and data protection laws and regulations, including in connection with our clinical trials, we could face significant administrative, civil and criminal penalties. In addition to federal regulators, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy or security of the personal information of state residents. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems.

Privacy, data protection and information security regulation is evolving at both the domestic and international level. Laws in all 50 U.S. states require businesses to provide notice under certain circumstances to governmental authorities and affected individuals in connection with certain breaches of personal information, and, in the future, we may be required to notify applicable governmental authorities and affected individuals in the event of a data breach or other data security incident. In addition to data breach notification laws, some states have enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, or CPRA and collectively, CCPA, and several other state laws have introduced new data protection and privacy rights, requiring covered companies to provide new disclosures, and in some cases, introducing a private right of action for certain data breaches. The CCPA broadly defines personal information and provides for administrative fines of up to US$7,500 per violation and allows private litigants affected by certain data breaches to recover potentially significant statutory damages. Other states also have enacted laws and regulations relating to privacy and information security, including certain sector-specific laws, such as Washington’s My Health, My Data Act, and comprehensive privacy laws (including, for example, such laws in Virginia, Colorado, Connecticut and Utah). Similar laws are being considered in several other states, as well as the federal and local levels, reflecting a global trend toward more stringent privacy and information security legislation. The laws are not consistent, as certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international, or other state laws, and such laws may differ from each other, which may complicate compliance efforts. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data protection law to which we may become subject if it is enacted, which may add additional complexity, variation in requirements, restrictions and potential legal risks, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data, and could result in increased compliance costs or changes in business practices and policies. These laws may apply directly to our business or indirectly by contract when we provide services to other companies. If we become subject to these new or additional privacy laws, the risk of enforcement actions against us could increase.

In addition, the European Union’s General Data Protection Regulation (EU) 2016/679, or GDPR, went into effect on May 25, 2018 in respect of processing operations carried out in the context of the activities of an establishment in the European Union and any processing relating to the offering of goods or services to individuals in the European Union and/or the monitoring of their behavior in the European Union. Also, notwithstanding the United Kingdom’s withdrawal from the European Union, by operation of the so-called UK GDPR, the GDPR continues to apply in substantially equivalent form to processing operations carried out in the context of the activities of an establishment in the United Kingdom, and any processing relating to the offering of goods or services to individuals in the United Kingdom and/or monitoring of their behavior in the United Kingdom. Accordingly, where we refer to the GDPR, we are referring to the UK GDPR in the context of processing operations in the United Kingdom, unless the context requires otherwise.

The GDPR provides that European Union member states and the United Kingdom may make their own further laws and regulations to introduce specific requirements in certain areas, including related to the processing of ’special categories of personal data,’ including personal data related to health and genetic data. This may lead to greater divergence among the laws and regulations that apply to the processing of personal data across the European Union and United Kingdom, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such laws and regulations could also limit our ability to collect, use, share and otherwise process personal data in the context of our European Union and/or United Kingdom establishments (regardless of where any such processing occurs), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition.

The GDPR imposes accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. The GDPR imposes certain other onerous obligations, including: obligations for controllers and processors to appoint data protection officers in certain circumstances; increased transparency obligations to data subjects for controllers; obligations to honor increased rights for data subjects; obligations to implement certain technical and organizational safeguards to protect the security and confidentiality of personal data; and the obligation to provide notice of certain significant personal data breaches to the relevant supervisory authorities and affected individuals. In addition, the GDPR provides for an expansive definition of personal data (including, for example, ‘pseudonymized’ and key-coded data).

The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union and United Kingdom, including the United States, known as ‘third countries,’ in respect of which the European Commission or other relevant regulatory body has not issued a so-called ‘adequacy decision’, unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. This is an area of evolving complexity and achieving effective compliance with changing requirements and guidance in relation to data transfers from the European Union and United Kingdom is challenging. Standard contractual clauses approved by the European Commission and/or United Kingdom’s Information Commissioner’s Office (as applicable) remain, in principle, a basis on which to effect such transfers, but the standard contractual clauses alone may not suffice in all circumstances. Use of the standard contractual clauses must be assessed on a case-by-case basis, taking into account the legal regime applicable in the destination country. If we are unable to implement sufficient safeguards to ensure that any transfers of personal data from the European Union and United Kingdom are lawful, we may face increased exposure to regulatory action(s), substantial fines and injunctions against processing personal data from the European Union and United Kingdom. An inability to lawfully transfer personal data out of the European Union and United Kingdom to the United States or any other jurisdictions may (1) restrict our activities in the European Union and United Kingdom, (2) limit our ability to conduct clinical trials in the European Union and United Kingdom and/or to work with partners, service providers, contractors and other companies subject to European data protection laws and regulations and/or (3) require us to increase our data processing capabilities in the European Union and United Kingdom at significant expense or otherwise cause us to change the geographical location or segregation of our relevant systems and operations, any or all of which could adversely affect our financial results. Additionally, other countries outside of the European Union and United Kingdom and Switzerland have passed or are considering passing similar cross-border data transfer restrictions and laws and regulations requiring local data residency, which could increase the cost and complexity of operating our business.

Fines for non-compliance with the GDPR are significant—the greater of €20 million or 4% of global turnover (and the higher of £17.5 million or 4% of global turnover in the case of the UK GDPR). A wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights and powers to order bans on all or some personal data processing. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

In addition, any actual or alleged breach or violation of privacy, data protection or information security laws or regulations, particularly those resulting in a significant security incident or breach involving the misappropriation, loss or other unauthorized access to, or use or disclosure of, sensitive or confidential patient information, could have a material adverse effect on our business, reputation and financial condition. While we attempt to mitigate these associated risks, there is no assurance that our own privacy, data protection and information security-related safeguards will protect us from all risks associated with the processing, storage and transmission of such information.

Working to comply with the GDPR has required substantial efforts, and we expect that it will continue to be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices. Despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our activities carried out in the context of our operations in the European Union and the United Kingdom.

It is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our practices and our compliance efforts may be, or may be alleged to be, unsuccessful. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. We must devote significant resources to understanding and complying with this changing landscape. Any actual or perceived failure to comply with federal, state or international laws or regulations, policies or contractual obligations regarding privacy, data protection, or information security could expose us to penalties, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could also harm our business, financial condition, results of operations or prospects.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our drug candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we, or our employees or contractors, are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our drug candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

The insurance coverage and reimbursement status of newly-approved products is uncertain. Our drug candidates may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, which would harm our business. Failure to obtain or maintain adequate coverage and reimbursement for new or current drug products could limit our ability to market those drug products and decrease our ability to generate revenue.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drugs vary widely from country to country. In the United States, recently enacted legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. For example, olverembatinib was included in the 2022 National Reimbursement Drug List in China, which became effective March 2023. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. We might obtain marketing approval for a drug product in a particular country, but then be subject to price regulations that delay our commercial launch of the drug product, possibly for lengthy time periods, and negatively impact the revenue we are able to generate from the sale of the drug product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more drug candidates, even if any drug candidates we may develop obtain marketing approval.

In the United States and markets in other countries, patients generally rely on third- party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Our ability to successfully commercialize our drug candidates will depend in part on the extent to which coverage and adequate reimbursement for these drug products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments such as gene therapy products. Sales of these or other future drug candidates that we may identify will depend substantially, both domestically and abroad, on the extent to which the costs of our drug candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If coverage and adequate reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our drug candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:

●	a covered benefit under its health plan;

●	safe, effective and medically necessary;

●	appropriate for the specific patient;

●	cost-effective; and

●	neither experimental nor investigational.

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by CMS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement levels for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that may require us to provide scientific and clinical support for the use of our drug products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as ours. Reimbursement agencies in the European Union may be more conservative than CMS. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved drug products we may develop could have a material adverse effect on our financial position, results of operations and our ability to raise capital needed to commercialize drug candidates.

Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable reimbursement rates third-party payors for any approved drug products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize drug products and our overall financial condition.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any drug candidate that we commercialize and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any drug candidate for which we obtain marketing approval. In order to obtain reimbursement, physicians may need to show that patients have superior treatment outcomes with our drug products compared to standard of care drugs, including lower-priced generic versions of standard of care drugs. We expect to experience pricing pressures in connection with the sale of any of our drug candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

A variety of risks associated with testing, manufacturing, marketing and other activities in connection with our drug candidates internationally may materially adversely affect our business.

We plan to eventually seek regulatory approval of our drug candidates (including olverembatinib) in many jurisdictions in addition to the PRC, including in the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

●	differing regulatory requirements in foreign countries, such as the lack of pathways for accelerated drug approval, may result in foreign regulatory approvals taking longer and being more costly;

●	foreign regulatory authorities may disagree with the design, implementation or results of our clinical trials or our interpretation of data from nonclinical studies or clinical trials;

●	approval policies or regulations of foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval;

●	impact of global health emergencies, including pandemics and epidemics, on our ability to produce our drug candidates and conduct clinical trials in foreign countries;

●	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	compliance with legal requirements applicable to privacy, data protection, information security and other matters;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

●	foreign taxes, including withholding of payroll taxes;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

●	difficulties staffing and managing foreign operations;

●	complexities associated with managing multiple payor reimbursement regimes and government payors in foreign countries;

●	workforce uncertainty in countries where labor unrest is more common;

●	delays or restrictions related to differing foreign investment laws and regulations;

●	potential liability under the FCPA or comparable foreign regulations;

●	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with international operations may materially adversely affect our ability to attain or maintain profitable operations. In particular, there is currently significant uncertainty about the future relationship between the United States and various other countries, most significantly China, with respect to trade policies, treaties, tariffs, taxes and other limitations on cross-border operations. The U.S. government has made and continues to make significant additional changes in U.S. trade policy and may continue to take future actions that could negatively impact U.S. trade. For example, the U.S. government has issued a Notice of Request for Public Comments on Section 232 National Security Investigation of Imports of Pharmaceuticals and Pharmaceutical Ingredients with comments due within twenty-one days from the date of publication in the Federal Register and legislation such as the BIOSECURE Act has been introduced in Congress to limit certain U.S. biotechnology companies from using equipment or services produced or provided by selected Chinese biotechnology companies, and others in Congress have advocated for the use of existing executive branch authorities to limit those Chinese service providers’ ability to engage in business in the U.S. The draft BIOSECURE Act, which was not enacted in 2024, specifically names WuXi AppTec, among other Chinese companies, and any subsidiary, parent affiliate, or successor of such entities as companies of concern.

We contract with WuXi STA, a subsidiary of WuXi AppTec, that manufactures certain of our active pharmaceutical ingredients. We cannot predict what actions may ultimately be taken with respect to trade relations between the United States and China or other countries, what products and services may be subject to such actions or what actions may be taken by the other countries in retaliation. If we are unable to obtain or use services from existing service providers or become unable to export or sell our drug candidates to any of our customers or service providers, we could experience significant delays in the development or commercialization of our product candidates, and our business, liquidity, financial condition and/or results of operations could be materially and adversely affected. For additional detail, see “Risks related to doing business in the PRC—The tension in international trade, rising political tension and increasing geopolitical risks, particularly between the United States and China, pose significant challenges that may adversely impact our business, results of operations and financial condition.”

Illegal and/or parallel imports and counterfeit biopharmaceutical products may reduce demand for our future approved drug candidates and could have a negative impact on our reputation and business.

The illegal importation of competing products from countries where government price controls or other market dynamics result in lower prices may adversely affect the demand for drug products for which we have or will obtain regulatory approval (including olverembatinib), and may adversely affect our sales and profitability. Unapproved foreign imports of prescription drugs are illegal under the current laws of the United States, China and other applicable jurisdictions. However, illegal imports occur and may continue to occur or even increase as the ability of patients and other customers to obtain these lower priced imports continues to grow. Furthermore, cross-border imports from lower-priced markets, known as parallel imports, into higher-priced markets could harm sales of our future drug products and exert commercial pressure on pricing within one or more markets.

Certain products distributed or sold in the pharmaceutical market may be manufactured without proper licenses or approvals, or be fraudulently mislabeled with respect to their content or manufacturers. These products are generally referred to as counterfeit pharmaceutical products. The counterfeit pharmaceutical product control and enforcement system, particularly in developing markets such as China, may be inadequate to discourage or eliminate the manufacturing and sale of counterfeit pharmaceutical products imitating our future drug products. Since counterfeit pharmaceutical products in many cases are very similar in appearance to the authentic pharmaceutical products but are generally sold at lower prices, counterfeits of our products could quickly erode the demand for our future approved drug candidates.

In addition, counterfeit pharmaceutical products are unlikely to meet our rigorous manufacturing and testing standards. A patient who receives a counterfeit pharmaceutical product may be at risk for a number of dangerous health consequences. Our reputation and business could suffer as a result of counterfeit pharmaceutical products sold under our brand names. In addition, theft of improperly stored inventory at warehouses or plants or while in transit which are sold through unauthorized channels could also adversely impact patient safety, our reputation, business, financial condition and results of operations.

Risks related to our intellectual property

If we are unable to protect and defend our proprietary technology, or obtain and maintain patent protection for our drug candidates, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States, the PRC and other countries with respect to our proprietary technology and drug candidates.

We have sought to protect our proprietary position by filing patent applications in the United States, the PRC and other countries related to novel technologies and drug candidates that we consider important to our business. The risks associated with patent rights generally apply to patent rights that we in-license now or in the future, as well as patent rights that we may own now or in the future. This process is expensive and time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents being in disclosures in the public domain. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Although we enter into nondisclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, collaborators, CROs, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Consequently, we may not be able to prevent any third party from using any of our technology that is in the public domain to compete with our proprietary technology and drug candidates.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future owned and licensed patent applications may not result in patents being issued which protect our technology or drug candidates or which effectively prevent others from commercializing competitive technologies and drug candidates. In fact, patent applications may not issue as patents at all. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Furthermore, changes in either the patent laws or interpretation of the patent laws in the United States, the PRC and other countries may diminish the value of our patents or narrow the scope of our patent protection. We may not be aware of all third-party intellectual property rights potentially relating to our proprietary technologies and drug candidates. Other parties have developed technologies that may be related to or competitive with our own technologies and such parties may have filed or may file patent applications, or may have obtained or may obtain patents claiming inventions that may overlap or conflict with those claimed in our own or licensed patent applications or issued patents. Additionally, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned and licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. There is also no assurance that all of the potentially relevant prior art relating to our owned and licensed patents and patent applications has been found, which could be used by a third party to challenge the validity or enforceability of our owned and licensed patents and patent applications, should they issue, or prevent a patent application from issuing. Any of the foregoing could harm our competitive position, business, financial condition, results of operations or prospects.

There can be no assurance that our or our licensors’ pending patent applications will result in issued patents in jurisdictions in which such applications are pending. Even if patents do issue on any of these applications, there can be no assurance that a third party will not challenge their validity or that we will obtain sufficient claim scope in those patents to prevent a third party from competing successfully with our drug candidates or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patent rights by developing similar or alternative technologies or drug candidates in a non-infringing manner. If the patent protection provided by the patents and patent applications we own or license is not sufficiently broad to impede such competition, our ability to successfully commercialize our proprietary technologies and drug candidates could be negatively affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged, deemed unenforceable or invalidated in the courts or patent offices. We or our licensors may become involved in interference, inter partes review, post grant review, ex parte reexamination, derivation, opposition, challenges in judicial court, or other similar proceedings challenging our patent rights or the patent rights of others. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and drug candidates, or limit the duration of the patent protection of our technology and drug candidates. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing drug candidates similar or identical to ours. Such challenges also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

Some of our owned and licensed patents and patent applications may be co-owned with third parties. For example, one of our licensed patent families is co-owned with a third party. If we are unable to obtain an exclusive license to any such third party co-owner’s interest in such patents and patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our owned and licensed patents to enforce such patents against third parties, and such cooperation may not be provided to us.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, maintaining and defending patents on drug candidates in all countries throughout the world could be prohibitively expensive for us, and our intellectual property rights in some countries can have a different scope and strength than do those in other jurisdictions. In some cases, we or our licensors may not be able to obtain patent protection for certain proprietary technologies and drug candidates outside the United States. In addition, the laws of different jurisdictions provide different degrees of protection of intellectual property rights.

Consequently, we may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing drugs made using our inventions in and into all countries. We may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing drugs made using our inventions in and into all countries. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own drugs and, further, may export otherwise infringing drugs to jurisdictions where we have patent protection, but where enforcement rights are not as strong as those in other jurisdictions. These drugs may compete with our drug candidates and our patent rights or other intellectual property rights may not be effective or adequate to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain jurisdictions, including the PRC. The legal systems of some countries do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to biopharmaceutical products, which could make it difficult in those jurisdictions for us to stop the infringement, misappropriation or other violation of our patents or other intellectual property rights, or the marketing of competing drugs in violation of our proprietary rights.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we or any of our current or future licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Furthermore, proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Such proceedings could put our owned or licensed patents at risk of being invalidated, held unenforceable, or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims of infringement, misappropriation or other intellectual property violation against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical drug candidates would be adversely affected.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications and those of our licensors may not result in patents being issued which protect our drug candidates or which effectively prevent others from commercializing competitive drug candidates.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we own or in-license currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own or in-license may be challenged or circumvented by third parties or may be narrowed or invalidated as a result of challenges by third parties. Consequently, we do not know whether our drug candidates will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents or the patents of our licensors by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents or the patents of our licensors may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant review and inter partes review, or other similar proceedings challenging our owned patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize our drug candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third- party patent rights. Moreover, our patents or the patents of our licensors may become subject to post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our or priority of invention or other features of patentability with respect to our patents and patent applications and those of our licensors. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our drug candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by our patents and patent applications or the patents and patent applications of our licensors is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future drug candidates.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	others may be able to develop products that are similar to our drug candidates but that are not covered by the claims of the patents that we own or license, or may own or license in the future;

●	we or our licensors or collaborators might not have been the first to make the inventions covered by the issued patents or patent application that we own or license, or may own or license in the future;

●	we or our licensors or collaborators might not have been the first to file patent applications covering certain of our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that the pending patent applications we own or license, or may own or license in the future, will not lead to issued patents;

●	issued patents that we own or license, or may own or license in the future, may be held invalid or unenforceable, as a result of legal challenges by our competitors;

●	others may have access to the same intellectual property rights licensed to us in the future on a nonexclusive basis;

●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	we may not develop additional proprietary technologies that are patentable;

●	the patents or other intellectual property rights of others may have an adverse effect on our business; and

●	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, it could significantly harm our business, results of operations and prospects.

We may become involved in lawsuits to protect, enforce or defend our intellectual property, which could be expensive, time consuming and unsuccessful. Our patent rights relating to our drug candidates could be found invalid or unenforceable if challenged in court or in patent offices.

Competitors may infringe our patent rights or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary in the future to protect, enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. This can be expensive and time consuming. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe, misappropriate or otherwise violate their intellectual property rights. Many of our current and potential competitors have the ability to dedicate substantially greater resources to protect, enforce and/or defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating our owned or licensed intellectual property. Proceedings to enforce our patent and other intellectual property rights could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that patent rights or other intellectual property rights owned by us are invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent rights or other intellectual property rights do not cover the technology in question. An adverse result in any litigation proceeding could put our owned or licensed patents, as well as any patents that may be issued in the future from our owned or licensed pending patent applications, at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

If we or one of our licensing partners initiate legal proceedings against a third party to enforce our owned or licensed patents, or any patents that may be issued in the future from our owned or licensed patent applications that relate to one of our drug candidates, the defendant could counterclaim that such patent rights are invalid or unenforceable. In patent litigation in the United States and the PRC, defendant counterclaims alleging invalidity or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies, even outside the context of litigation, through mechanisms such as ex parte re-examination, inter partes review, post-grant review, derivation, opposition proceedings and equivalent proceedings. Such proceedings could result in revocation or amendment to our owned or licensed patents in such a way that they no longer cover and protect our drug candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our drug candidates. Such a loss of patent protection could have a material adverse impact on our business.

We may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not provide extensive protection for those rights. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

We may be subject to claims challenging the inventorship or ownership of our owned and licensed patents and other intellectual property.

Although we are not currently experiencing any claims challenging the inventorship of our patents or ownership of our intellectual property, we or our licensors may in the future be subject to claims that former employees, collaborators or other third parties have an interest in our owned or licensed patents or other intellectual property as inventors or co-inventors. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our drug candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose rights such as exclusive ownership of, or right to use, our patent rights or other owned or licensed intellectual property. Such an adverse determination may also result in a loss of freedom to operate, or in patent claims or exclusivity rights drugs being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar technology and drug candidates, without payment to us, or could limit the duration of the patent protection covering our proprietary technology and drug candidates. Such challenges may also result in our inability to develop, manufacture or commercialize our proprietary technology and drug candidates without infringing, misappropriating or otherwise violating third-party patent rights. In addition, if the breadth or strength of protection provided by our owned or licensed patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future technologies or drug candidates. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

If we are sued for infringing, misappropriating or otherwise violating intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our drug candidates.

Our commercial success depends in part on our avoiding infringement, misappropriation or other violation of the patents and other intellectual property rights of third parties. There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including inter partes review, post grant review, interference and ex parte reexamination proceedings and oppositions or other comparable proceedings. Given the vast number of patents in our field of technology, we cannot be certain or guarantee that we do not infringe existing patents or that we will not infringe patents that may be granted in the future. Numerous issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing drug candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our drug candidates may give rise to claims of infringement of the patent rights of others. For example, we are aware of patents owned by third parties that have generic composition of matter or method of use claims that may relate to certain of our product candidates. Any challenge to the validity of these patents may be unsuccessful, and courts or patent offices in the United States, the PRC and elsewhere could uphold the validity of any such patents. If we were to challenge the validity of any issued United States patent in court, we would need to overcome a statutory presumption of validity that attaches to every United States patent. This means that in order to prevail, we would have to present clear and convincing evidence as to the invalidity of the patent’s claims.

Third parties may assert that we are employing their proprietary technology, including patents and other intellectual property, without authorization. There may be additional third-party patents and patent applications of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the current or future use or manufacture of our drug candidates. Given that patent applications can take around 18 months or longer to be published, there may be currently unpublished patent applications that could be relevant to the use or manufacture of our drug candidates and give rise to infringement risks if such patent applications become issued patents. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any such third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our drug candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to prevent us from commercializing such drug candidate unless we obtain a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any such third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the applicable drug candidate unless we obtain a license, limit our uses or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Third parties who bring successful claims against us for infringement, misappropriation or other violation of their intellectual property rights may obtain injunctive or other equitable relief, which could prevent us from developing, manufacturing and commercializing one or more of our drug candidates or other proprietary technology. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement, misappropriation or other violation of intellectual property against us, we may have to pay substantial damages, including treble damages and attorneys’ fees in the case of willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing drug candidates, which may be impossible or require substantial time and monetary expenditure. In the event of an adverse result in any such litigation, or even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our drug candidates. We cannot predict whether any required license would be available at all or whether it would be available on commercially reasonable terms, and we may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. Also, in the event that we are unable to obtain such a license, we would be unable to further develop and commercialize one or more of our drug candidates, which could harm our business significantly. We may also elect to enter into license agreements in order to settle patent infringement claims or to resolve disputes prior to litigation, and any such license agreements may require us to pay royalties and other fees that could significantly harm our business.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical personnel, management personnel, or both from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of the ADSs and our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources.

Overall, uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our ordinary shares to decline.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing products, programs or intellectual property could be diminished. Accordingly, the market price of the ADSs and ordinary shares may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business.

Derivation proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party.

Derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with such proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties or enter into development or manufacturing partnerships that would help us bring our drug candidates to market.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products and drug candidates.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are or will be complete or thorough, nor can we be certain that we have identified or will identify each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our current and future products and drug candidates in any jurisdiction. Patent applications in the United States and elsewhere are not published until approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our drug candidates could have been filed by others without our knowledge. It is also difficult for industry participants, including us, to identify these third-party patents and patent applications because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. Further, the scope of a patent claim is determined by the interpretation of the law, the words of a patent claim, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products or drug candidates are not covered by a third party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and we may incorrectly conclude that a third-party patent is invalid and unenforceable or not infringed. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products and drug candidates. If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe.

As the number of competitors in the market grows and the number of patents issued in this area increases, the possibility of patent infringement claims escalates. Moreover, in recent years, individuals and groups that are non- practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our products and business operations infringe or violate the intellectual property rights of others. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of our drug candidates that are held to be infringing. We might, if possible, also be forced to redesign drug candidates or services so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Changes in U.S. patent law, or laws in other countries, or their interpretation could diminish the value of patents in general, thereby impairing our ability to protect our drug candidates.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involve a high degree of technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us.

Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application would be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This requires us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors are the first to either (1) file any patent application related to our drug candidates and other proprietary technologies we may develop; or (2) invent any of the inventions claimed in our patents or patent applications.

The America Invents Act also included several significant changes that affect the way patent applications are prosecuted and also affect patent litigation. These include allowing third party protests and submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO- administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings.

Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our owned and in-licensed patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position.

U.S. law relating the patentability of certain inventions in the life sciences industry is uncertain and rapidly changing, which may adversely impact our existing patents or our ability to obtain patents in the future. The U.S. Supreme Court and federal courts have ruled on several patent cases in recent years that impact the scope of patentability of certain inventions or discoveries related to the life sciences, including both narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. The trend of these decisions along with resulting changes in patentability requirements being implemented by the USPTO could make it increasingly difficult for us to obtain and maintain patents on our products, and could jeopardize or otherwise reduce patent term, reduce the scope of, or invalidate or render unenforceable our patent rights. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained.

For example, the U.S. Supreme Court held in Amgen v. Sanofi (2023) that a functionally claimed genus was invalid for failing to comply with the enablement requirement of the U.S. Patent Act, 35 U.S.C. As such, our patent rights with functional claims may be vulnerable to third party challenges seeking to invalidate these claims for lacking enablement or adequate support in the specification. Additionally, other decisions in prior years found that patent claims that recite laws of nature are not themselves patentable unless those patent claims have sufficient additional features that provide practical assurance that the processes are genuine inventive applications of those laws rather than patent drafting efforts designed to monopolize the law of nature itself. What constitutes a “sufficient” additional feature is uncertain. Depending on future actions and/or decisions by the U.S. Congress, the U.S. federal courts, the USPTO or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patent and the patents we might obtain or license in the future.

In 2012, the European Union Patent Package, or the EU Patent Package, regulations were passed with the goal of providing a single pan-European Unitary Patent and a new European Unified Patent Court, or the UPC, for litigation involving European patents. The EU Patent Package was implemented on June 1, 2023. As a result, all European patents, including those issued prior to ratification of the EU Patent Package, now by default automatically fall under the jurisdiction of the UPC. It is uncertain how the UPC will impact granted European patents in the biotechnology and pharmaceutical industries. Our European patent applications, if issued, could be challenged in the UPC. During the first seven years of the UPC’s existence, the UPC legislation allows a patent owner to opt its European patents out of the jurisdiction of the UPC. We may decide to opt out our future European patents from the UPC, but doing so may preclude us from realizing the benefits of the UPC. Moreover, if we do not meet all of the formalities and requirements for opt-out under the UPC, our future European patents could remain under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents, and allow for the possibility of a competitor to obtain a pan-European injunction. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize our technology and drug candidates dues to increased competition and, resultantly, on our business, financial condition, prospects and results of operations.

We cannot predict how decisions by courts or the applicable government entity may impact the value of our owned and licensed patents. Any similar adverse changes in the patent laws of other jurisdictions could also have a material adverse effect on our business, financial condition, results of operations and prospects. Depending on future actions by courts and applicable government entities, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our or licensed intellectual property in the future. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on our owned and licensed patents and patent applications are due to be paid to patent agencies in various jurisdictions in several stages over the lifetime of the patent. Various governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We are in some cases dependent on our outside counsel or our licensing partners to take the necessary action to comply with these requirements with respect to our owned and licensed intellectual property. Although an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In any such event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

The terms of our patents may not be sufficient to effectively protect our drug candidates and business, and we may need to obtain patent term extensions and equivalent extensions outside of the United States.

In most countries in which we file the term of an issued patent is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. Although various extensions may be available, the life of a patent and the protection it affords is limited.

In particular, the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments, permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process based on the first regulatory approval for a particular drug or biologic. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. In the European Union, supplementary protection certificates are available to extend a patent term up to five years to compensate for patent term lost during regulatory review, and can be extended for an additional six months if data from clinical trials is obtained in accordance with an agreed-upon pediatric investigation plan. Although all countries in the European Union must, in accordance with applicable EU legislation, provide supplementary protection certificates, there is no unified procedure among countries in the European Union and so supplementary protection certificates must be applied for and granted on a country-by-country basis. This can lead to a substantial cost to apply for and receive these certificates, which may vary among countries or not be provided at all.

We may not be granted any extensions for which we apply in the United States or any other jurisdiction because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we in- license from a third party, we would need the cooperation of that third party. If we are unable to obtain patent term extension, or the foreign equivalent, or if the term of any such extension is less than we request, our competitors may be able to enter the market sooner, and our revenue could be reduced. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Even if patents covering our drug candidates are obtained, we may be open to competition from other companies as well as generic medications once the patent life has expired for a drug. Manufacturers of generic drugs may challenge the scope, validity or enforceability of our owned or licensed patents in court, and we or our licensors may not be successful in enforcing or defending those intellectual property rights and, as a result, may not be able to develop or market the relevant product exclusively, which would have a material adverse effect on any potential sales of that product. Upon the expiration of our issued patents, or patents that may issue from our pending patent applications, we will not be able to assert such patent rights against potential competitors and our business and results of operations may be adversely affected.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets or confidential information, including alleged trade secrets, of their former employers.

We also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our drug candidates. However, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them, such as our employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality agreements with our employees and consultants. However, monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Further, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems; however, such systems and security measures may be breached, and we may not have adequate remedies for any breach. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming and the outcome is unpredictable. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed.

Furthermore, many of our employees, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. We are not aware of any threatened or pending claims related to these matters or concerning the agreements with our senior management, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. We may also lose personnel as a result of such claims and any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our drug candidates, which would have a material adverse effect on our business, results of operations, financial condition and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, our trade secrets may otherwise become known or be independently discovered by competitors or other third parties. Competitors or third parties could purchase our proprietary technologies or drug candidates and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside the scope of our intellectual property rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate such trade secrets, from using that technology or information to compete with us. If our trade secrets are not adequately protected so as to protect our market against competitors’ products, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Relatedly, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, which may result in claims by or against us related to the ownership of such intellectual property. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and scientific personnel.

We may not be successful in obtaining or maintaining necessary rights for our development pipeline through acquisitions and in-licenses.

Because our programs may involve additional drug candidates that may require the use of additional intellectual property or proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire and maintain licenses or other rights to use these proprietary rights. We may be unable to acquire or in-license any compositions, methods of use or other third-party intellectual property rights from third parties that we identify as necessary for our proprietary technology or drug candidates on commercially reasonable terms or at all. Even if we are able to in-license any such necessary intellectual property, it could be on nonexclusive terms, thereby giving our competitors and other third parties access to the same intellectual property licensed to us, and it could require us to make substantial licensing and royalty payments. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to required third-party intellectual property rights, we may be required to expend significant time and resources to redesign our proprietary technology or drug candidates, or to develop or license replacement technology, and our business, financial condition and prospects for growth could suffer.

Our rights to develop and commercialize our technology and drug candidates may be subject, in part, to the terms and conditions of licenses granted to us by others. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We have entered into license agreements with third parties, including the University of Michigan, for rights related to certain of our drug candidates, and we may enter into additional license agreements in the future with others to advance our research or allow commercialization of drug candidates. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. Additionally, our current license agreements impose, and future agreements may impose, various development, diligence and other obligations on us.

In addition, subject to the terms of any such license agreements, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement or defense of patents and patent applications covering the technology that we license from third parties. In such an event, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business or in compliance with applicable laws and regulations, or will result in valid and enforceable patents and other intellectual property rights. It is possible that our licensors’ infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves or may not be conducted in accordance with our best interests. If our licensors fail to prosecute, maintain, enforce and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products that are subject of such licensed rights could be adversely affected.

Our licensors may have relied on third party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

It is possible that we may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to redesign our technology, drug candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected drug candidates, which could harm our business, financial condition, results of operations and prospects significantly. We cannot provide any assurances that third party patents do not exist which might be enforced against our current technology, manufacturing methods, drug candidates, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

For more information on the terms of our license agreements with the University of Michigan, see “Item 4. Information on the Company— B. Business Overview—Agreements with the University of Michigan.”

If we fail to comply with our obligations in the agreements under which we license intellectual property rights to or from third parties or otherwise experience disruptions to our business relationships with our licensors or licensees, we could lose license rights that are important to our business.

We are heavily reliant upon licenses from third parties to certain patent rights and proprietary technology that are important to or necessary to the development of our technology and drug candidates, including licenses we are granted through our agreements with the University of Michigan. Disputes may arise between us and our licensors or licensees regarding intellectual property subject to a license agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues;

●	our financial or other obligations under the license agreement;

●	whether and the extent to which our technology and processes infringe on intellectual property of the licensor or licensee that is not subject to the licensing agreement;

●	our right to sublicense patents and other rights to third parties;

●	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

●	our right to transfer or assign the license;

●	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

●	the priority of invention of patented technology.

In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with our proprietary technologies and drug candidates.

The agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected drug candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

In spite of our best efforts, our counterparties might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements, including our agreements with the University of Michigan. If these licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

For more information on the terms of our license agreements with the University of Michigan, see “Item 4. Information on the Company—B. Business Overview—Agreements with the University of Michigan.”

We may be subject to claims that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets.

We have entered into and may enter in the future into non-disclosure and confidentiality agreements to protect the proprietary positions of third parties, such as outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors, potential partners, lessees of shared multi-company property and other third parties. We may become subject to litigation where a third party asserts that we or our employees inadvertently or otherwise breached the agreements and used or disclosed trade secrets or other information proprietary to the third parties. The inquiry may progress to a claim that we or our employees inadvertently or otherwise breached the agreement and used trade secrets or other information proprietary to the third party. Defense of such matters, regardless of their merit, could involve substantial litigation expense and be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions. Moreover, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our drug candidates and technology. Failure to defend against any such claim could subject us to significant liability for monetary damages or prevent or delay our developmental and commercialization efforts, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.

Parties making claims against us may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, operating results, financial condition and prospects.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is common in the pharmaceutical industry, in addition to our employees, we engage the services of consultants to assist us in the development of our drug candidates. Many of these consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other pharmaceutical companies including our competitors or potential competitors. We may become subject to claims that we, our employees or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.

The patent protection and patent prosecution for some of our drug candidates may be dependent on third parties.

While we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our drug candidates, there may be times when the filing and prosecution activities for patents relating to our drug candidates are controlled by our licensors or collaboration partners. If any of our licensors or collaboration partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering our drug candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those drug candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest.

Our current and future trademark applications in the United States and in foreign jurisdictions may not be allowed or may subsequently be opposed. Once filed and registered, our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks related to our reliance on third parties

We rely on third parties to manufacture a portion of our drug candidate supplies, and we intend to rely on third parties for at least a portion of the manufacturing process of our drug candidates, including olverembatinib. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.

Although we currently have manufacturing facilities in the PRC that support our clinical and commercial production, we partially rely on outside vendors to manufacture supplies and process our drug candidates, including olverembatinib. We have limited experience in managing the manufacturing process, and our process may be more difficult or expensive than the approaches currently in use. Our anticipated reliance on a limited number of third-party manufacturers exposes us to the following risks:

●	we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA, NMPA or other comparable regulatory authorities must evaluate and/or approve any manufacturers as part of their regulatory oversight of our drug candidates;

●	our manufacturers may have little or no experience with manufacturing our drug candidates, and therefore may require a significant amount of support from us in order to implement and maintain the infrastructure and processes required to manufacture our drug candidates;

●	our third-party manufacturers might be unable to timely manufacture our drug candidates or produce the quantity and quality required to meet our clinical and commercial needs, if any;

●	contract manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately;

●	our future contract manufacturers may not perform as agreed, may not devote sufficient resources to our drug candidates, or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our drug candidates;

●	we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our drug candidates;

●	our third-party manufacturers could breach or terminate their agreement with us; and

●	raw materials and components used in the manufacturing process, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects.

Each of these and other risks could delay or prevent the completion of our clinical trials or the approval of any of our drug candidates by the FDA, NMPA or other comparable regulatory authorities, result in higher costs or adversely impact commercialization of our drug candidates. In addition, we will rely on third parties to perform certain specification tests on our drug candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA, NMPA or other comparable regulatory authorities could place significant restrictions on our company until deficiencies are remedied.

The manufacture of drugs is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Many of the third parties with whom we contract may also have relationships with other commercial entities, some of which may compete with us.

Currently, our drug substance or API for our manufacturing activities are supplied by a single source supplier. We have agreements for the supply of drug substance with manufacturers that we believe have sufficient capacity to meet our demands. However, there is a risk that, if supplies are interrupted in any manner, including as a result of the BIOSECURE Act, it would materially harm our business. For additional detail, see “Risks related to doing business in the PRC—The tension in international trade, rising political tension and increasing geopolitical risks, particularly between the United States and China, pose significant challenges that may adversely impact our business, results of operations and financial condition.”

Manufacturers of drug often encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process (including the absence of contamination). Furthermore, if contaminants are discovered in our supply of our drug candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any stability failures or other issues relating to the manufacture of our drug candidates will not occur in the future. Additionally, our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide our drug candidate to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to begin new clinical trials at additional expense or terminate clinical trials completely.

If third-party manufacturers fail to comply with manufacturing regulations, our financial results and financial condition will be adversely affected.

Before a third party can begin commercial manufacture of our drug candidates, contract manufacturers are subject to regulatory inspections of their manufacturing facilities, processes and quality systems. Due to the complexity of the processes used to manufacture our drug candidates, any potential third-party manufacturer may be unable to initially pass federal, state or international regulatory inspections in a cost effective manner in order for us to obtain regulatory approval of our drug candidates. If our contract manufacturers do not pass their inspections by the FDA, NMPA or other comparable regulatory authorities, our commercial supply of drug product or substance will be significantly delayed and may result in significant additional costs, including the delay or denial of any marketing application for our drug candidates. In addition, drug manufacturing facilities are continuously subject to inspection by the FDA, NMPA and other comparable regulatory authorities, before and after drug approval, and must comply with cGMPs. In addition, contract manufacturers’ failure to achieve and maintain high manufacturing standards in accordance with applicable regulatory requirements, or the incidence of manufacturing errors, could result in patient injury, product liability claims, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business. If a third-party manufacturer with whom we contract is unable to comply with manufacturing regulations, we may also be subject to fines, unanticipated compliance expenses, recall or seizure of our drug candidates, product liability claims, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions could materially adversely affect our financial condition and results of operations.

Furthermore, changes in the manufacturing process or procedure, including a change in the location where the product is manufactured or a change of a third-party manufacturer, could require prior review by the FDA, NMPA or other comparable regulatory authorities and/or approval of the manufacturing process and procedures in accordance with the FDA or NMPA’s regulations or comparable requirements. This review may be costly and time-consuming and could delay or prevent the launch of a product. The new facility will also be subject to pre-approval inspection. In addition, we have to demonstrate that the product made at the new facility is equivalent to the product made at the former facility by physical and chemical methods, which are costly and time consuming. It is also possible that the FDA, NMPA or other comparable regulatory authorities may require clinical testing as a way to prove equivalency, which would result in additional costs and delay.

We have entered into collaborations and other relationships with leading biotechnology companies and research institutions and may form or seek other collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to olverembatinib, our other drug candidates and any future drug candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business. We have also established collaborations and other relationships with leading biotechnology and pharmaceutical companies around the world, including a collaboration and license agreement with Innovent and clinical collaboration agreements with AstraZeneca, Merck and Pfizer, and research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, MD Anderson Cancer Center, National Cancer Institute and the University of Michigan. See the section titled “Item 4. Information on the Company—B. Business Overview—License, collaboration and agreements” for more information. We cannot guarantee you that these third parties (which we refer to in this risk factor as collaborators) will not terminate their collaboration, or seek to change terms of the collaboration, with us. Additionally, in June 2024, we entered an exclusive option agreement where we granted Takeda an exclusive option to take an exclusive license (even as to us and our affiliates) to olverembatinib in the Territory. We cannot guarantee you that Takeda will not terminate the option agreement or seek to change the terms of the exclusive license prior to exercising the option, nor can we guarantee that Takeda will exercise the option at all.

We face significant competition in seeking appropriate strategic partners and the negotiation process is time- consuming and complex. Whether we reach a definitive agreement for a collaboration, partnership, licenses or other arrangement will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, partnership, licenses or other arrangement and the proposed collaborator’s evaluation of a number of factors. These factors may include the design or results of clinical trials, the likelihood of approval by the FDA or applicable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products and the existence of uncertainty with respect to its ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. Moreover, we may not be successful in our efforts to establishing or maintaining our collaborations, partnerships, licenses or other arrangements for our drug candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our drug candidates as having the requisite potential to demonstrate safety and efficacy or commercial potential. If and when we collaborate with a third party for the development and commercialization of a drug candidate, such as our strategic partnership with Innovent, we can expect to relinquish some or all of the control over the future success of that drug candidate to the third party.

Collaborations, partnerships, licenses and other similar arrangements are complex and time-consuming to negotiate and document. In addition, there have been a significant number of business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

Further, collaborations, partnerships, licenses and other similar arrangements involving our drug candidates and are subject to numerous risks, which may include the following:

●	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

●	collaborators may not pursue development and commercialization of our drug candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to the acquisition of competitive drugs, availability of funding or other external factors that diverts resources or creates competing priorities;

●	collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a drug candidate, repeat or conduct new clinical trials or require a new formulation of a drug candidate for clinical testing;

●	collaborators could independently develop, or develop with third parties, drugs that compete directly or indirectly with our drug candidates;

●	a collaborator with marketing and distribution rights to one or more drugs may not commit sufficient resources to their marketing and distribution;

●	collaborators may not properly maintain, enforce, protect or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

●	disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our drug candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

●	collaborations with entities or educational institutions in the United States may be suspended, terminated or otherwise adversely affected by escalating geopolitical tensions between the United States and China, which may be exacerbated by recent retaliatory tariff increases; and

●	collaborators may own or co-own intellectual property covering our drug candidates that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property.

As a result, we may not be able to realize the benefit of current or future collaborations, joint ventures, strategic partnerships or the license of any third-party drugs if we are unable to successfully integrate such products with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. If our existing collaborations are terminated or suspended, we may not be able to identify other suitable collaborators or reach agreement with other suitable collaborators on a timely basis, on acceptable terms or at all. If we are unable to continue our collaborations with our existing collaborators or are unable to identify or reach agreement with other suitable collaborators, we may have to curtail the development of a drug candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, increase our expenditures or needs for additional capital to pursue further development or commercialization of the applicable drug candidates or undertake development or commercialization activities at our own expense. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our drug candidates or bring them to market and generate product sales revenue, which would harm our business prospects, financial condition and results of operations.

We rely on our current and future partners’ willingness and ability to devote resources to the development and commercialization of some of our products and product candidates and to otherwise support our business as contemplated in our partnership agreements, which may be terminated.

We rely on our current and future partners to support our business, including to assist with, or to conduct, clinical and regulatory development, manufacturing and/or commercialization of certain of our products and product candidates or to provide access to technologies, skills and information that we do not possess. For example, we have granted Innovent exclusive rights to develop with us our olverembatinib in the PRC, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan and exclusive rights to commercialize olverembatinib in certain cities within the PRC, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan. Additionally, in June 2024, we granted Takeda an exclusive option to take an exclusive license (even as to us and our affiliates) to olverembatinib in the Territory, with potential additional payments and royalties, but we cannot guarantee you that Takeda will not terminate the option agreement or seek to change the terms of the exclusive license prior to exercising the option, nor can we guarantee that Takeda will exercise the option at all. If we do not realize the contemplated benefits from our current and expected partnerships, our business, financial condition and results of operations may be materially harmed.

In particular, the termination of our current and future partnerships could significantly impact the development and commercialization of our products and product candidates and impact our financial results and future prospects. For example, Innovent has the right to terminate the collaboration and license agreement concerning olverembatinib at any time by providing 180 days’ prior written notice to us; provided, that in the event we are not able to commercialize the licensed product in the cities which Innovent has exclusive rights to, we have certain rights and obligations.

Additionally, under our exclusive option agreement with Takeda, Takeda has the right to not elect to exercise the exclusive option and can terminate the agreement in its sole discretion upon written notice, among other options. Any disruption to our arrangement with Takeda or changes in Takeda’s product development or business strategy for olverembatinib could result in Takeda terminating the option agreement or seeking to amend the terms of such agreement or seek other changes that could ultimately cause a material decline in our expected revenue. Any failure by any current or future partner to perform its obligations under our agreements for any reason, including its obligations to make milestone payments or pay royalties, or modification of termination of such agreements, could have a material adverse effect on our financial performance.

We also expect we will continue to rely on certain of our current and future partners to periodically provide us with information about the status, progress and results of clinical trials and regulatory processes that they are conducting, sponsoring or pursuing with respect to our partnered products. With certain partners, we may not have direct access to the underlying data or direct communications with the relevant regulators.

In addition, our reliance on our current and future partners could subject us to a number of additional risks, including the following:

●	our partners have significant discretion regarding whether and on what timeline to pursue planned activities;

●	we cannot control the quantity and nature of the resources our partners may devote to the development, commercialization, marketing and distribution of products or product candidates;

●	our partners may not develop products generated using our small-molecule technology as expected;

●	disputes between us and our partners may delay or terminate the research, development or commercialization of the applicable products and product candidates or result in costly litigation or arbitration that diverts management’s attention and resources;

●	we may not receive milestone payments from our partners, at the expected time or at all, if our partners do not achieve future milestones or if we and our partners disagree about whether a milestone has been reached;

●	with respect to collaborations, partnerships or other arrangements under which we have an active role, we and our partners may have differing opinions or priorities, or we may encounter challenges in joint decision making, which may delay or terminate the research, development or commercialization of the applicable products and product candidates;

●	our partners may delay, terminate or repeat clinical trials or require a new formulation of a product candidate for clinical testing, or may abandon a product candidate;

●	our relationships with our partners may divert significant time and effort of our scientific staff and management team;

●	our partners may be subject to regulatory sanctions that could adversely affect the development, approval or commercialization of the applicable products or product candidates;

●	our partners may not properly maintain or defend relevant intellectual property rights, or may infringe the intellectual property rights of third parties, or may use our or third parties’ proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

●	our partners may develop competing products, therapeutic approaches or technologies;

●	business combinations, financial difficulties or significant changes in a partner’s business strategy may adversely affect that partner’s willingness or ability to continue to pursue our products or product candidates; and

●	our collaborations, partnerships, licenses or other arrangements that we rely or expect to rely on may be terminated, breached or allowed to expire, or our partners may reduce the scope of our agreements with them.

Any one or more of the foregoing risks, if realized, could have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain an effective distribution channel for our drug candidates, our business and sales could be adversely affected.

We have relied on, and plan to rely on, a number of third-party distributors to distribute olverembatinib in China, including Innovent, and we plan to rely on third-party distributors to distribute drug candidates in jurisdictions outside of China, if approved. Our ability to maintain and grow our business will depend on our ability to maintain an effective distribution channel that ensures the timely delivery of our drug candidates. However, we have relatively limited control over our distributors which may fail to distribute our drug candidates in the manner we contemplate. If price controls or other factors substantially reduce the margins our distributors can obtain through the resale of our drug candidates to hospitals, medical institutions and sub-distributors, they may terminate their relationship with us. There is a risk that, if the distribution of our drug candidates is interrupted, our sales volumes and business prospects could be adversely affected.

We rely on third parties to conduct our preclinical studies and clinical trials and we must work effectively with collaborators to develop our drug candidates. In many cases, our drug candidates, including olverembatinib, are studied in third-party studies, including in investigator-initiated trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, or fail to design, execute and complete appropriate and timely studies of our drug candidates we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.

We do not currently have the ability to independently conduct clinical trials. We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We, our CROs for our clinical programs and our clinical investigators are required to comply with cGCPs, which are regulations and guidelines enforced by the FDA, NMPA and other comparable regulatory authorities for all of our drug candidates in clinical development. Regulatory authorities enforce these cGCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs or clinical investigators fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, NMPA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with cGCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for certain restrictions imposed under our agreements with such CROs, we have limited ability to control whether or not they devote sufficient time and resources to our ongoing clinical and nonclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they or our clinical investigators obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our drug candidates. As a result, we may need to enter into new arrangements with alternative third parties, our results of operations and the commercial prospects for our drug candidates may be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially influence our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse effect on our business, financial condition and prospects.

Our future revenues are dependent on our ability to work effectively with collaborators to develop our drug candidates, including to obtain regulatory approval, and commercialize our drug candidates, including olverembatinib in the United States and other jurisdictions. Our arrangements with collaborators will be critical to successfully bringing products to market and commercializing them. We rely on collaborators in various respects, including to undertake research and development programs and conduct clinical trials for our licensed technology, manage or assist with the regulatory filings and approval process and to assist with our commercialization efforts. We do not control our collaborators; therefore, we cannot ensure that these third parties will adequately and timely perform all of their obligations to us. If they fail to complete the remaining studies successfully, or at all, it could delay, adversely affect or prevent regulatory approval. We cannot guarantee the satisfactory performance of any of our collaborators and if any of our collaborators breach or terminate their agreements with us, we may not be able to successfully commercialize the licensed product which could materially and adversely affect our business, financial condition and results of operations.

In many cases, our drug candidates, including olverembatinib, are included in preclinical studies and clinical trials, including investigator-initiated trials, over which we may have no or limited control. If they fail to design, execute and complete appropriate and timely studies of our drug candidates or patients may experience AEs not related to our drug candidate that could still impact regulatory approval or market adoption by patients, healthcare providers and/or payors.

Risks related to our industry, business and operations

If our manufacturing facilities are damaged or destroyed or production at such facilities is otherwise interrupted, our business and prospects would be negatively affected.

In addition to the manufacturing risks described in “—Risks related to commercialization” and “—Risks related to our reliance on third parties,” if our manufacturing facilities or the equipment in them is damaged or destroyed, we may not be able to quickly or inexpensively replace our manufacturing capacity or replace it at all. In the event of a temporary or protracted loss of the facilities or equipment, we might not be able to transfer manufacturing to a third party. Even if we could transfer manufacturing to a third party, the shift would likely be expensive and time- consuming, particularly since the new facility would need to comply with the necessary regulatory requirements and we would need FDA, NMPA or and other comparable regulatory agency approval before selling any drugs manufactured at that facility. Such an event could delay our clinical trials or reduce sales of olverembatinib in China or our product sales if and when we are able to successfully commercialize one or more of our drug candidates, including olverembatinib in the United States and other jurisdictions.

Any interruption in manufacturing operations at our manufacturing facilities could result in our inability to satisfy the demands of our clinical trials or commercialization. A number of factors could cause interruptions, including:

●	equipment or technology malfunctions or failures;

●	work stoppages;

●	damage to or destruction of either facility due to natural disasters;

●	regional power shortages;

●	product tampering; or

●	terrorist activities.

Any disruption that impedes our ability to manufacture our drug candidates in a timely manner could materially harm our business, financial condition and results of operations.

Currently, we maintain insurance coverage against damage to our property and equipment. However, our insurance coverage may not reimburse us, or may not be sufficient to reimburse us, for any expenses or losses we may suffer. See “—We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.” We may be unable to meet our requirements for our drug candidates if there were a catastrophic event or failure of our manufacturing facilities or processes.

We have significantly increased our research, development, manufacturing, and commercial capabilities, and we may experience difficulties in managing our growth.

Since our listing on the HKEx in 2019, we have significantly increased our research, development, manufacturing and commercial capabilities. As of December 31, 2024, we had approximately 567 full-time employees. As our development and commercialization plans and strategies develop, and we become a Hong Kong and U.S.-listed public company, we must add a significant number of additional managerial, operational, sales, marketing, financial and other personnel. Future growth will impose significant added responsibilities on members of management, including:

●	identifying, recruiting, integrating, maintaining and motivating additional employees;

●	managing our internal development efforts effectively, including the clinical and FDA or other comparable regulatory authority review process for our drug candidates, while complying with our contractual obligations to contractors and other third parties; and

●	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our drug candidates (including olverembatinib) will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services. There can be no assurance that the services of these independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval of our drug candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our drug candidates (including olverembatinib in the United States and other jurisdictions, if approved) and, accordingly, may not achieve our research, development and commercialization goals.

Our future success depends on our ability to retain our key executives and scientists, and to attract, retain and motivate qualified personnel.

We are highly dependent on our executive officers, senior management, scientific teams and scientific advisory board. To induce valuable employees to remain at our company, in addition to salary and cash incentives, we may provide equity award grants from time to time. The value to employees of these equity grants that vest over time may be significantly affected by movements in the price of our ordinary shares and ADSs that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Except with regard to Mr. Kmetz and Dr. Wang, we do not have formal employment or service agreements with our key management and scientific personnel, and our executives may terminate their employment with us at any time, with or without notice. We do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our discovery, preclinical development and commercialization strategy. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.

Furthermore, replacing executive officers and key employees or consultants may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel or consultants on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel.

We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

In addition, we have been, and from time to time may be, involved in labor disputes with our employees. Such disputes may divert our limited resources and management attention to defend the claims. The claims raised in such labor disputes may have an adverse impact on our reputation in the industry and/or as an employer. Furthermore, our insurance coverage may not be sufficient for such labor disputes. Therefore, any such labor disputes may have a material adverse impact on our reputation, business, financial condition and results of operations.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct or other illegal activity by our officers, employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the laws of the FDA and other similar non-U.S. regulatory authorities; provide true, complete and accurate information to the FDA and other similar non-U.S. regulatory authorities; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the United States and similar non-U.S. fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our drug candidates (including olverembatinib) and begin commercializing those drugs in the United States, our potential exposure under U.S. laws will increase significantly our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by officers, employees and other parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us or our officers or employees from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us or our key employees, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If we engage in acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any completed, in-process or potential acquisition or strategic partnership may entail numerous risks, including:

●	increased operating expenses and cash requirements;

●	the assumption of additional indebtedness or contingent or unforeseen liabilities;

●	the issuance of our equity securities;

●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

●	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

●	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing drugs or drug candidates and regulatory approvals; and

●	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business. If we undertake acquisitions of businesses with access to promising markets or technologies, we may not be able to realize the benefits of such acquisitions, including if we are unable to successfully integrate them with our existing operations and company culture, or if we encounter difficulties in developing, manufacturing and marketing any new products resulting from such acquisitions.

We are subject to various governmental export control, trade sanctions, trade policies and tariffs and foreign investment laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate the relevant controls.

In some cases, our drug candidates may be subject to export control laws and regulations, including in some limited cases, the Export Administration Regulations administered by the U.S. Department of Commerce, and some of our activities may be subject to trade and economic sanctions, including those administered by OFAC, which we collectively refer to as trade controls. As such, in some cases, licenses may be required to export, import, re-export or transfer our drug candidates to certain countries and end users and for certain end uses. The process for obtaining necessary licenses and making required notices may be time-consuming or unsuccessful, potentially causing delays in sales or losses of sales opportunities. Trade controls are complex and dynamic regimes and monitoring and ensuring compliance can be challenging.

In addition, following the geopolitical conflicts in Russia and Ukraine, several countries imposed certain economic sanctions and export control restrictions against Russia and Belarus and have continued to strengthen these controls. These controls include sanctions on certain Russian individuals and entities, including certain Russian banks, energy companies and defense companies as well as restrictions on the export of certain goods and the provision of certain services to and on new investment in Russia and Belarus. We currently are sponsoring some clinical trials in Russia through collaborations with CROs. Although we, and our CROs, have implemented measures designed to ensure our compliance with these controls, monitoring and ensuring compliance can be challenging. Any or all of these factors could negatively affect our clinical development plans, financial condition and result of operations. For example, in response to additional restrictions, we could be required to close out clinical trials hosted in Russia. Any failure to comply with these regimes could subject us to both civil and criminal penalties, including substantial fines, possible incarceration of responsible individuals for willful violations, possible loss of our export or import privileges and reputational harm. In addition, investigating or defending against any such allegations, actions or investigations could result in the diversion of management’s attention and resources and significant defense costs and other professional fees.

In addition, there is currently significant uncertainty about the future relationship between the United States and various other countries, most significantly China, with respect to trade policies, treaties, tariffs, taxes and other limitations on cross-border operations. For example, the current U.S. administration has made and continues to make significant changes in U.S. trade policy and may continue to take future actions that could negatively impact U.S. trade, including imposing new tariffs on certain foreign goods or renegotiating, or potentially terminating, certain existing bilateral or multi-lateral trade agreements. Changes in U.S. trade policy have resulted in one or more trading partners adopting responsive trade policies, which may make it more difficult or costly for us to export our products to those countries. In early April 2025, the Trump administration imposed increased tariffs on all countries and individualized “reciprocal” higher tariffs on certain countries with which the United States has the largest trade deficits, with the highest tariffs imposed on imports from China following a series of escalations. China and other countries responded by announcing retaliatory tariffs on U.S. imports. A few days later, President Trump reduced the tariffs imposed on most countries to 10 percent, with the exception of China, for a period of 90 days to allow trade negotiations with those countries. It is unclear whether the tariff increases with China will continue to escalate. The tariff increases have significantly disrupted the global markets and may significantly escalate tensions between the U.S. and other countries, especially China. The extent of the impact that such tariffs, trade policies, or new legislation or regulations will have on the company specifically, or on the U.S. market and global economy generally, are uncertain and in the long term, unpredictable, and could adversely affect our business, financial condition, and results of operations. In addition, the increased tariffs could impact our ability to commercialize olverembatinib in the U.S. or to develop and commercialize other drug candidates for the U.S. market, which is relevant to our ability to generate future revenues from these activities. As a result, the continued impact of these tariffs may impair our plans for further drug developments for the U.S. market as well as our ability to generate revenues.

In April 2025, the U.S. Commerce Secretary initiated national security investigations into the importation of pharmaceuticals and pharmaceutical ingredients. The potential outcomes of this investigation could result in the imposition of new tariffs on imports within the pharmaceutical industry. Such tariffs would pose long-term risks to our Company and our future commercialization plans in the U.S. of olverembatinib and our other drug candidates. As a result, our ability to generate revenue could get materially impaired.

Further, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the U.S. and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and investor profile in the company. As a result of these laws, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also regularly changed and updated. For example, recently issued U.S. government regulations implementing Executive Order 14105 restricts U.S. person direct and indirect investment into companies with specified connections to China that use specific technologies of concern. Additional U.S. legislation has been proposed that would further expand the set of technologies of concern. These rules may limit our ability to engage in certain kinds of research or to invest or maintain investments in China, Hong Kong, and Macau; they may also limit our ability to raise capital from U.S. and other sources. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

If we fail to comply with anti-bribery and anti-corruption laws and anti-money laundering laws, and similar laws, our reputation may be harmed and we could be subject to penalties and significant expenses that have a material adverse effect on our business, financial condition and results of operations.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, anti-bribery laws in the PRC and possibly other anti-bribery and anti-corruption laws and anti-money laundering laws in countries outside of the United States where we conduct our activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

We sometimes leverage third parties to sell our drug candidates and conduct our business abroad. We, our employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if we do not explicitly authorize such activities. We cannot assure you that all of our employees, agents, representatives, business partners or third-party intermediaries will not take actions in violation of applicable law for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that none of our employees, agents, representatives, business partners or third- party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil penalties or suspension or debarment from government contracts, all of which could have an adverse effect on our reputation, business, including our financial condition, results of operations and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Any failure to comply with applicable regulations and industry standards or obtain or maintain various licenses and permits could harm our reputation and our business, results of operations and prospects.

A number of governmental agencies or industry regulatory bodies in the United States, and in non-U.S. jurisdictions including the PRC, impose strict rules, regulations and industry standards governing pharmaceutical and biotechnology research and development activities, which apply to us. Our failure to comply with such regulations could result in the termination of ongoing research, administrative penalties imposed by regulatory bodies or the disqualification of data for submission to regulatory authorities. This could harm our reputation, prospects for future work and results of operations. For example, if we were to treat research animals inhumanely or in violation of international standards set out by the Association for Assessment and Accreditation of Laboratory Animal Care, it could revoke any such accreditation and the accuracy of our animal research data could be questioned.

In addition, we are required to obtain, maintain and renew various permits, licenses and certificates to develop, manufacture, promote and sell our drug candidates. Third parties, such as distributors, third-party promoters and third-party manufacturers, on whom we may rely to develop, manufacture, promote, sell and distribute our drug candidates may be subject to similar requirements. We and third parties on whom we rely may be also subject to regular inspections, examinations, inquiries or audits by the regulatory authorities, and an adverse outcome of such inspections, examinations, inquiries or audits may result in the loss or non-renewal of the relevant permits, licenses and certificates. Moreover, the criteria used in reviewing applications for, or renewals of permits, licenses and certificates may change from time to time, and there can be no assurance that we or the parties on whom we rely will be able to meet new criteria that may be imposed to obtain or renew the necessary permits, licenses and certificates. Many of such permits, licenses and certificates are material to the operation of our business, and if we or parties on whom we rely fail to maintain or renew material permits, licenses and certificates, our ability to conduct our business could be materially impaired. Furthermore, if the interpretation or implementation of existing laws and regulations change, or new regulations come into effect, requiring us or parties on whom we rely to obtain any additional permits, licenses or certificates that were previously not required to operate our business, there can be no assurance that we or parties on whom we rely will successfully obtain such permits, licenses or certificates. For example, the Regulations on the Administration of Human Genetic Resources, promulgated by the State Council in May 2019 and amended in May 2024, require approval from or filing with the Ministry of Science and Technology of the People’s Republic of China where human genetic resources, or HGR, are involved in any international collaborative project and additional approval or filing procedures for any export or cross-border transfer of HGR samples or associated data. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices in relation to our clinical studies, potentially resulting in confiscation of HGR samples and associated data and administrative fines.

If we or our third-party service providers fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and third parties, such as our CROs or contract manufacturing organizations, or CMOs, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We also store certain low level radioactive waste at our facilities until the materials can be properly disposed of. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of or exposure to hazardous materials, this insurance may not provide adequate coverage against potential liabilities. Except with respect to our Suzhou facility, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage, use or disposal of biological, hazardous or radioactive materials.

In addition, we may be required to incur substantial costs to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

If we face allegations of noncompliance with the law and encounter sanctions, our reputation, revenues and liquidity may suffer, and any of our drug candidates that we commercialize could be subject to restrictions or withdrawal from the market.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenues from any of our drug candidates that we are able to commercialize (including olverembatinib). If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our results of operations will be adversely affected. Additionally, if we are unable to generate revenues from sales of olverembatinib in China or in any jurisdictions for which it received marketing approval or any of our drug candidates that we commercialize, our potential for achieving profitability will be diminished and the capital necessary to fund our operations will be increased.

We or our CROs, contractors, consultants, or other third parties may suffer system failures, security breaches, or other incidents, which could result in material disruption of our product development programs and adversely impact our business, financial condition or results of operations.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have also outsourced elements of our operations to third parties, and as a result we manage a number of third-party CROs, contractors and consultants who have access to our confidential information.

Despite the implementation of security measures, given the size and complexity of our internal information technology systems and those of our third-party CROs, contractors and consultants and the increasing amounts of confidential information that they maintain, our systems and those of our CROs and other contractors, consultants, and other third parties may be vulnerable to security breaches, and other incidents, including breakdowns or other damage or interruption from system failures, natural disasters, terrorism, war and telecommunication and electrical failures, compromises, disruptions, computer viruses, unauthorized access, cyberattacks and other forms of hacking.

Furthermore, we may be subject to inadvertent or intentional actions by our employees, contractors, consultants and other third parties, or from cyber-attacks by malicious third parties, including the deployment of harmful malware, ransomware, denial-of-service attacks, phishing and other social engineering, and other means to affect reliability and threaten the confidentiality, integrity, and availability of systems or data, which may compromise our or our third-party CROs, contractors or consultants’ information technology systems or lead to unauthorized access to, or loss or other processing of, data or other assets, including data that is processed or maintained on our behalf. The risk of a security breach or disruption, particularly through cyberattacks including supply chain attacks such as SolarWinds or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as third-party service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies.

Our insurance policies may not be adequate to compensate us for the potential losses arising from any such system failure, security breach, or other incident, including any such event that affects our systems or third-party systems where data important to our business operations or commercial development is stored or otherwise processed. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention. If the information technology systems of our third-party CROs, contractors and other consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event and to develop and implement protections to prevent future events of this nature from occurring.

Although to our knowledge we have not experienced any such material system failure, security breach or other incident to date, if such an event were to or be perceived to occur or cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, subject us to financial and reputational harm, compel us to comply with breach notification laws and subject us to mandatory remedial action, which could have a material adverse effect on our business. We cannot assure you that our security measures, or those of our CROs, contractors, consultants or other third parties, have prevented or will prevent such failures, security breaches or other incidents. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Notifications and follow-up actions related to a system failure, security breach or other incident could also impact our reputation and cause us to incur significant costs, including legal expenses and remediation costs. We may incur significant costs in an effort to detect and prevent system failures, security breaches, or other incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived system failure, security breach or other incident. We also partially rely on our third-party research institution collaborators for research and development of our drug candidates and other third parties for the manufacture of our drug candidates and to conduct clinical trials, and any similar system failure, security breach or other incident relating to them or affecting their systems or data could also have a material adverse effect on our business. To the extent that we suffer or are perceived to suffer any such failure, security breach, or other incident, including any loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary information, we may also be subject to litigation, investigations, proceedings, and other actions, incur liability and the further development and commercialization of our drug candidates could be delayed, which could have a material adverse effect on our business.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our drug candidates.

We face an inherent risk of product liability as a result of the clinical testing of our drug candidates and commercialization of approved drugs. We face significant risks arising from commercialization of olverembatinib in China, and will face even greater risks arising from future commercialization of it in other markets, including in the United States, and future commercialization of our other drug candidates. For example, we have been involved in, and may in the future continue to be involved in, litigation if our drug candidates cause or are perceived to cause or be associated with injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the drug, negligence, strict liability or a breach of warranties. Claims could also be asserted under U.S. consumer protection acts and other applicable laws in relevant jurisdictions where we conduct clinical trials or commercialization activities. If we cannot successfully defend ourselves against or obtain indemnification from our collaborators for product liability claims, we may incur substantial liabilities or be required to limit commercialization of our drug candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for our drug candidates;

●	injury to our reputation;

●	withdrawal of clinical trial participants and inability to continue clinical trials;

●	initiation of investigations by regulators;

●	costs to defend the related litigation;

●	a diversion of management’s time and our resources;

●	substantial monetary awards to trial participants or patients;

●	product recalls, withdrawals or labeling, marketing or promotional restrictions;

●	loss of revenue;

●	exhaustion of any available insurance and our capital resources;

●	the inability to commercialize olverembatinib in the United States or other jurisdictions for which we receive marketing approval or the inability to commercialize any other drug candidate; and

●	a decline in the price of our ordinary shares and the ADSs.

Although we have purchased product liability coverage in China and the United States, the amount of such insurance coverage may not be adequate, we may be unable to maintain such insurance at a reasonable cost or in an amount adequate to satisfy any liability that may arise or we may not be able to obtain additional or replacement insurance at a reasonable cost, if at all. We may seek to expand our insurance coverage for products to include the sale of commercial products if we obtain marketing approval for our drug candidates (including olverembatinib) or any drugs that we in-license, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We maintain property insurance policies covering physical damage to, or loss of, our buildings and their improvements, equipment, office furniture and inventory. We hold employer’s liability insurance generally covering death or work-related injury of employees. We hold public liability insurance covering certain incidents involving third parties that occur on or in the premises of the company. We hold director and officer liability insurance. We do not maintain key-man life insurance on any of our senior management or key personnel, or business interruption insurance. We have some clinical trial related insurance coverage, but it may not cover all situations that may arise relating to a patient who enrolls in our trials. Our insurance coverage may be insufficient to cover certain claims for product liability, damage to our fixed assets or employee injuries. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We may have additional tax liabilities, which could harm our business, financial condition and results of operations.

We are subject to income taxes and other taxes in the United States, the PRC and other foreign jurisdictions. Significant judgments and estimates are required in determining our provision for income taxes and other tax liabilities. Our tax expense may be impacted, for example, if tax laws change or are clarified to our detriment or if tax authorities successfully challenge the tax positions that we take, such as, for example, positions relating to the arms- length pricing standards for our intercompany transactions and our state sales and use tax positions. In determining the adequacy of income taxes, we assess the likelihood of adverse outcomes that could result if our tax positions were challenged by the State Administration of Taxation, or SAT, the Internal Revenue Service, or IRS, and other tax authorities. Should the SAT, the IRS or other tax authorities assess additional taxes as a result of audits or examinations, we may be required to record charges to operations that could adversely affect our business, financial condition and results of operations.

Our global operations and structure subject us to potentially adverse tax consequences.

We generally conduct our global operations through subsidiaries and report our taxable income in various jurisdictions worldwide based on our business operations in those jurisdictions. In particular, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Also, our tax expense could be affected depending on the applicability of withholding and other taxes (including withholding and indirect taxes on software licenses and related intercompany transactions) under the tax laws of certain jurisdictions in which we have business operations. The relevant revenue and taxing authorities may disagree with positions we have taken generally, or our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one- time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. The tax laws of certain countries in which we do business could also change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, and therefore could harm our business, results of operations and financial condition.

The increasing use of artificial intelligence-based software (including machine learning) and social media platforms may result in reputation harm or liability or could otherwise adversely affect our business.

Although we do not currently use artificial intelligence-based software in our business, artificial intelligence-based software, including generative artificial intelligence, is increasingly being used in the biopharmaceutical and global healthcare industries. As with many developing technologies, artificial intelligence-based software presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. For example, algorithms may be flawed; data sets may be insufficient, of poor quality, or contain biased information or other errors or inadequacies, any of which may not be easily detectable; artificial intelligence has been known to produce false or “hallucinatory” inferences or outputs; artificial intelligence can present ethical issues and may subject us to new or heightened legal, regulatory, ethical or other challenges; and inappropriate or controversial data practices by data scientists, engineers, and end-users could impair results. To the extent we decide to use artificial intelligence-based software in our business, and the analyses that artificial intelligence applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Furthermore, use of artificial intelligence-based software may lead to the inadvertent release of confidential information which may impact our ability to realize the benefit of our intellectual property. If we do not have sufficient rights to use the data or other material or content on which any artificial intelligence solutions we may use rely, we also may incur liability through the violation of applicable laws, third-party intellectual property, privacy or other rights, or contracts to which we are a party. No assurance can be provided that any use of artificial intelligence will enhance our business or operations or result in our business or operations being more efficient or profitable.

In addition, regulation of artificial intelligence is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying artificial intelligence and its uses are subject to a variety of laws, including intellectual property, privacy, data protection and cybersecurity, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws. Artificial intelligence is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws to artificial intelligence or are considering general legal frameworks for artificial intelligence, such as the AI Act currently being considered in the EU. To the extent we decide to incorporate any artificial intelligence-based software, we may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because artificial intelligence technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of artificial intelligence.

Relatedly, social media platforms are increasingly being used to communicate about our drug candidates and the diseases our drug candidates are designed to treat. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear and create uncertainty and risk of noncompliance with regulations applicable to our business. For example, patients may use social media channels to comment on the effectiveness of a product or to report an alleged adverse event. When such disclosures occur, there is a risk that we may fail to monitor and comply with applicable adverse event reporting obligations. There is also a risk of negative or inaccurate posts about us on social media, including criticism regarding our drug candidates. The immediacy of social media precludes us from having real-time control over postings made regarding our company or drug candidates. Our reputation could be damaged by negative publicity posted on social media platforms which we may not be able to timely reverse. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face restrictive regulatory actions or incur other harm to our business.

We face uncertainties with respect to our leased properties.

We lease real properties from third parties primarily for our offices in China, and the lease agreements for most of these leased properties have not been registered with the PRC government authorities as required by PRC law. We failed to register these lease agreements with relevant housing administrative authorities primarily because the registration of a lease agreement requires cooperation between the lessor and lessee and we have found that lessors are typically unwilling to undertake the administrative burden of registration due to the low risk of penalty. Failure to complete the registration of lease agreements will not affect the validity of the lease agreements or the binding effect of the lease agreements over contracting parties or result in us being required to vacate the leased properties.

Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 to RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities. As of the date of this Annual Report on Form 20-F, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of such leased properties. Moreover, we plan to be more stringent in the future in terms of requiring our lessors to cooperate with us in registering our lease agreements with relevant housing administrative authorities. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition. Additionally, for some of our leased properties, the owners have not obtained approvals from or made appropriate filings with applicable local authorities, such as drainage permits for the properties. As a result of these non-compliance matters, we may be subject to monetary damages, the suspension or disruption of our operations, interruption of our business, and may be forced to relocate from such properties, which could materially and adversely affect our financial condition and results of operations.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. We cannot assure you that our practices will be deemed to be in compliance with the abovementioned employee benefit plan requirements in all aspects. For example, certain of our PRC subsidiaries engage third-party human resources agencies to make social insurance and housing fund contributions for some of their employees, and there is no assurance that such third-party agencies have made or will make such contributions in a full or in a timely manner. The relevant PRC authorities may require us to pay, or in the case of any shortfalls, to cover, such social insurance and housing fund contributions. We may also become subject to fines and legal sanctions due to any failure to make social insurance and housing fund contributions for our employees. With respect to the underpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices are deemed to be in violation of relevant PRC laws and regulations.

Risks related to doing business in the PRC

We may be subject to further approval, filing or other requirements with PRC governmental authorities in connection with future capital-raising activities.

On July 6, 2021, the General Office of the State Council of the PRC, together with another regulatory authority, jointly promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which calls for enhanced administration and supervision of overseas-listed China-based companies, proposes to revise the relevant regulation governing the overseas issuance and listing of shares by such companies, and clarifies the responsibilities of competent domestic industry regulators and government authorities.

On February 17, 2023, the CSRC promulgated the Trial Measures, and relevant notes and supporting guidelines, which came into effect on March 31, 2023. The Trial Measures seek to regulate all types of overseas offerings and listings by PRC-based companies. In addition to regulating an overseas offering and listing by PRC-based companies, the Trial Measures require that subsequent securities offerings and listings of an issuer in overseas markets other than where its securities have been offered and listed shall be filed with within three business days after such application is submitted. The Trial Measures also require subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Item 4. Information on the Company—B. Business Overview—Government regulation—PRC regulation—PRC regulations on securities offering and listing outside of China.” If we are required to comply with the filing procedures with the CSRC for any future offerings, listing or other capital-raising activities, we cannot assure you that such filing can be completed in a timely manner, if at all.

Moreover, the CSRC and other PRC government authorities have previously implemented new regulations and guidance to regulate overseas listing of domestic enterprises. For instance, on February 24, 2023, the CSRC and other relevant government authorities promulgated the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Provision on Confidentiality, effective on March 31, 2023. Pursuant to the Provision on Confidentiality, where a domestic enterprise provides or publicly discloses documents and materials involving state secrets and working secrets of state organs, or relevant documents and materials, to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses relevant documents and materials through its overseas listing subjects, it shall report to the competent department with the examination and approval authority for approval in accordance with the law, and submit to the secrecy administration department of the same level for filing. For details, see “Item 4. Information on the Company—B. Business Overview—Government regulation—PRC regulation—PRC regulations on securities offering and listing outside of China.” As such regulations relating to overseas listings are newly implemented, there remains substantial uncertainties as to how they may impact our ability to raise or utilize funds overseas and conduct our business operations. Moreover, as the PRC government strengthens the oversight and control over overseas securities offerings and/or foreign investment in China-based issuers, new laws and regulations in relation to overseas listings of China-based issuers may continue to be promulgated and implemented in the future, which may subject us to scrutiny and incur additional compliance costs. We cannot assure you that we will be able to comply with such regulations in a timely and adequate manner or at all. The regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of future capital raising activities into China or take other actions that could materially and adversely affect our business, results of operations and financial condition, as well as the value of the ADSs and ordinary shares. Our failure to meet such requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we complete other procedures for future capital raising activities, we may be unable to obtain a waiver of such requirements, if and when procedures are established to obtain such a waiver. Such procedures for obtaining the waiver remain unclear. Any uncertainties or negative publicity regarding such requirements for future capital raising activities could materially and adversely affect our business, prospects, financial condition, reputation and the value of the ADSs and ordinary shares.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment.

On December 28, 2021, the CAC and several other PRC government authorities jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022 and provides that the relevant operators shall apply with the Cybersecurity Review Office of CAC for a cybersecurity review under certain circumstances such as the purchase of network products and services by “operator of critical information infrastructure,” or CIIO, or any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange. See “Item 4. Information on the Company—B. Business Overview—Government regulation—PRC regulation—PRC regulations on cybersecurity review and data privacy.” As of the date of this Annual Report on Form 20-F, we have not been informed by any PRC government agency that we qualify as a CIIO, and we possess personal information of less than one million users. Further, we have not been involved in any cybersecurity-related investigation initiated by the CAC or any other PRC government authority, and have not received any cybersecurity-related warning or sanction from the PRC government authorities, or any notice from relevant authorities requesting that we file for the cybersecurity review. Therefore, based on our understanding of the current PRC laws and regulations, as advised by our PRC data compliance counsel JunHe LLP, we are of the view that we are unlikely to be subject to such cybersecurity review arising from our offerings of our securities on a U.S. stock exchange.

On August 20, 2021, the Standing Committee of the National People’s Congress, or SCNPC, promulgated the Personal Information Protection Law of the PRC, or the PIPL, which became effective from November 1, 2021, the PIPL illustrates the basic compliance rules of cross-border transfer of personal information. On July 7, 2022, CAC issued the Security Assessment Measures for Data Cross-Border Transfers, which became effective from September 1, 2022. On February 24, 2023, CAC issued the Measures for the Standard Contract for Cross-border Transfer of Personal Information and the Standard Contract for Cross-border Transfer of Personal Information, or the SCC, which became effective from June 1, 2023. On March 22, 2024, the CAC enacted the Provisions on Promoting and Regulating Cross-Border Data Flows. See “Item 4. Information on the Company—B. Business Overview—Government regulation—PRC regulation—PRC regulations on cybersecurity and data privacy.” Pursuant to above PRC laws and regulations related to data cross-border transfer, we need to make SCC filing with the local cyberspace administration provincial level or obtain personal information protection certification conducted by professional institutions recognized by CAC for our cross-border transfer of clinical trial subjects’ de-identified personal information. As of the date of this Annual Report on Form 20-F, we have completed our SCC filing.

However, it remains uncertain how the existing regulatory measures will be interpreted or implemented in the future, and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the measures, which may have a material adverse effect on our future capital raising activities. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we face uncertainty as to whether any review or other required actions can be timely completed, or at all.

Given such uncertainty, we may be further required to suspend our business, shut down our platforms or face other penalties, which could materially and adversely affect our business, financial condition and results of operations, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, which could cause the value of the ADSs and ordinary shares to significantly decline or become worthless.

If the PCAOB is unable to inspect or investigate completely our auditors located in China because of a position taken by a foreign authority and the SEC identifies the company as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act for two consecutive years, the ADSs will be delisted and our ordinary shares and ADSs will be prohibited from trading on a national securities exchange or in the over-the-counter market under the Holding Foreign Companies Accountable Act. The delisting of the ADSs, or the threat of their being delisted, and a prohibition from trading, may materially and adversely affect the value of our ordinary shares.

Pursuant to the Holding Foreign Companies Accountable Act of 2020, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect or investigate completely because of an authority in a foreign jurisdiction, it will identify us as a Commission-Identified Issuer. If the SEC determines that we are a Commission-Identified Issuer for two consecutive years, the SEC will prohibit our ordinary shares and ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Our auditor, Ernst & Young Hua Ming LLP, is an independent registered public accounting firm based in mainland China. On December 2, 2021, the SEC adopted final rules implementing the HFCAA, which include requirements for a Commission-Identified Foreign Issuer to disclose information, including the auditor’s name and location, the percentage of shares of the issuer owned by governmental entities and whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, among others. These amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily access and conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and pursue ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB determines it is unable to inspect and investigate completely registered public accounting firms located in China for 2023 and beyond, and our registered public accounting firm is located in that jurisdiction, the SEC will identify us as a “Commission-identified Issuer,” and upon two consecutive years of non-inspection under the HFCAA, the ADSs will be delisted from Nasdaq and our ordinary shares and ADSs will be prohibited from trading over the counter. We cannot assure you that we would be able to retain a registered public accounting firm that the PCAOB will be able to inspect or investigate completely. Delisting of the ADSs would force holders of the ADSs to sell their ADSs or convert them into our ordinary shares. The foregoing could adversely affect our ability to raise capital. Such a prohibition would also substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs and/or ordinary shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. The prohibition would also significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, results of operations and financial condition.

The PCAOB has historically been unable to inspect our auditor in relation to their audit work and the inability of the PCAOB to conduct inspections over our auditor deprives our investors of the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this Annual Report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was unable to conduct inspections and investigations before 2022. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. However, the inability of the PCAOB to conduct inspections of auditors in China in the past made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that have been subject to the PCAOB inspections, which could deprive investors and potential investors in the ADSs of the benefits of such PCAOB inspections, and cause them to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

We may be restricted from transferring our scientific data abroad.

On March 17, 2018, the General Office of the State Council promulgated the Measures for the Management of Scientific Data, or the Scientific Data Measures, which provides a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded at least in part by the Chinese government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. Given the term state secret is not clearly defined, if and to the extent our research and development of drug candidates will be subject to the Scientific Data Measures and any subsequent laws as required by the relevant government authorities, we cannot assure you that we can always obtain relevant approvals for sending scientific data (such as the results of our pre-clinical studies or clinical trials conducted within China) abroad or to our foreign partners in China. If we are unable to obtain necessary approvals in a timely manner, or at all, our research and development of drug candidates may be hindered, which may materially and adversely affect our business, results of operations, financial condition and prospects. If the relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under the Scientific Data Measures, we may be subject to fines and other administrative penalties imposed by those government authorities.

Changes in economic, political or social conditions or government policies from where we operate could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities.

A significant portion of our operations are in the PRC. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the political and social conditions in China in general and China’s economic growth. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us, leading to a reduction in demand for our drug candidates and adversely affect our competitive position. Any of the foregoing could result in a material adverse change in our business operations and/or the value of our securities. Our ability to successfully maintain or grow business operations in China depends on various factors, which are beyond our control. These factors include, among others, macro-economic and other market conditions, political stability, social conditions, measures to control inflation or deflation, changes in the rate or method of taxation, changes in laws, regulations and administrative directives or their interpretation, and changes in industry policies. If we fail to take timely and appropriate measures to adapt to any of the changes or challenges, our business, results of operations and financial condition could be materially and adversely affected.

The PRC legal system is evolving and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operation, financial condition and the value of the ADSs and ordinary shares.

A large portion of our operations are conducted in the PRC through our PRC subsidiaries, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in the PRC. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

Since the late 1970s, the PRC government has promulgated laws and regulations dealing with economic matters, such as foreign investment, corporate organization and governance, commerce taxation and trade, with a view towards developing a comprehensive system of commercial law. For instance, developments in the pharmaceutical industry and other industries and that we are and will be involved in may lead to changes in PRC laws, regulations and policies or in the interpretation and application thereof. As a result, we may be required by the regulators to obtain or renew the licenses, permits, approvals, to complete additional filings or registrations for the products and services we offer, or to modify business practices that may subject us to various penalties, including criminal penalties for individual and entity. We cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn could materially and adversely affect our business operations. In addition, the implementation of new rules, laws and regulations may significantly affect the industry in which we operate, which could affect the value of our securities, such as causing our securities to significantly decline in value or become worthless.

In addition, there is a limited volume of published court decisions due to our civil law system, which may be cited for reference but are not binding on subsequent cases and have limited precedential value unless the Supreme People’s Court otherwise provides. The PRC administrative and judicial authorities have certain discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be difficult to precisely predict the outcome of administrative and judicial proceedings. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation.

These evolvements may also affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce contractual rights, property (including intellectual property) or tort rights. In addition, unmerited legal actions or threats in an attempt to extract payments or benefits from us could also happen, which may therefore increase the operating expenses and costs, and materially and adversely affect our business and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the regions where we operate against us or our management named in this Annual Report on Form 20-F based on foreign laws.

A large portion of our operations are conducted in the PRC through our PRC subsidiaries, and a substantial portion of our assets are located in China. We also have senior executive officers who are PRC nationals and reside within China for a significant portion of their time. The courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country or the region where the judgment is made or on principles of reciprocity between jurisdictions. However, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Even if you are successful in bringing an action of this kind, PRC laws may render you unable to enforce a judgment against our assets or the assets of our directors and officers if such enforcement is not in compliance with relevant PRC laws and regulations.

It may be difficult for overseas regulators to conduct investigation or collect evidence within the regions where we operate.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For instance, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside of China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China. The Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, which became effective on March 31, 2023, provides that the investigation and evidence collection in relation to the overseas securities offering and listing of the PRC domestic companies by the overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration and the domestic companies in mainland China shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from trading market within the United States.

Litigation and negative publicity surrounding China-based companies listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices for such companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the PCAOB also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could cause the market price of the ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors and increase the premiums we pay for director and officer insurance.

The tension in international trade, rising political tension and increasing geopolitical risks, particularly between the United States and China, pose significant challenges that may adversely impact our business, results of operations and financial condition.

Our business could be materially and adversely affected by the tensions in international trade in recent years. Changes to international trade policies, laws, regulations and administrative orders could adversely affect the global economic conditions. In addition, geopolitical tensions among major economies have escalated due to, among other things, trade disputes, global health emergencies, sanctions imposed by the U.S. Department of Treasury, and the executive orders issued by the U.S. government that may prohibit transactions with certain selected Chinese companies as well as their products and services. Rising political tensions could reduce levels of trade, investment, technological exchange and other economic activities between the two major economies, or result in new tariffs, sanctions, export controls, or other new laws and regulations. The recent retaliatory tariff increases between the U.S. and China in April 2025 may result in significantly escalating tensions between the two countries. Such tensions involving China, and any escalation thereof, may negatively affect trading and business environments, which may, in turn, adversely impacting our business, results of operations and financial condition.

When it comes to our industry in particular, certain Chinese biotechnology companies and CMOs may become subject to legislation, trade restrictions, sanctions, and other regulatory requirements by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting the supply of material to us. For example, the draft BIOSECURE Act introduced in the U.S. House of Representatives, and a substantially similar bill in the U.S. Senate, both introduced in the 118th Congress targeted U.S. government contracts, grants, and loans for entities that use equipment and services from specifically named Chinese biotechnology companies and authorizes the U.S. government to include additional Chinese biotechnology companies of concern. The draft BIOSECURE Act, which was not enacted in 2024, specifically names WuXi AppTec, among other Chinese companies, and any subsidiary, parent affiliate, or successor of such entities as companies of concern. We contract with WuXi STA, a subsidiary of WuXi AppTec, that manufactures certain of our active pharmaceutical ingredients. In addition, U.S. executive agencies have the ability to designate entities and individuals on various governmental prohibited and restricted parties lists. Depending on the designation, potential consequences can range from a comprehensive prohibition on all transactions or dealings with designated parties, or a limited prohibition on certain types of activities, such as exports and financing activities, with designated parties. If any other current or future supplier is included under or otherwise added to a version of the BIOSECURE Act that passes or otherwise designated on any U.S. government prohibited party lists, such designation could impact and potentially restrict our engagement with such suppliers. While we believe that our current manufacturing plan will provide us with alternative sources for such supplies, there is a risk that, if supplies are interrupted, or the quality of ingredients provided by such alternative sources is not to our specification, it would cause delays in our supply chain and increase the cost of manufacturing our drugs and/or drug candidates, which could materially harm our business.

Further regulatory changes limiting trade with China could affect our research and development activities or business operations, including, for example, in 2024, Congress passed H.B. 815, which included the Protecting Americans’ Data from Foreign Adversaries Act of 2024. This law creates certain restrictions for entities that disclose sensitive data (including potential health data) to countries such as China. Failure to comply with these rules can lead to a potential FTC enforcement action. Additionally, the Department of Justice recently finalized a rule implementing Executive Order 14117, which creates similar restrictions related to the transfer of sensitive U.S. data to countries such as China. These data transfer restrictions (and others that may pass in the future) may create operational challenges and legal risks for our business. In addition, the political landscape in the United States has affected U.S. government’s attitude towards China and may increase the likelihood of the imposition of further restrictions on biopharmaceutical companies that have substantial operations in China, in particular under the current U.S. administration. Companies with substantial operations in China may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Given our substantial research and development activities in the United States and China and our cooperation with certain U.S.-and China-based suppliers, our business is particularly susceptible to these controls and restrictions, and our financial condition and results of operations could be materially and adversely affected as a result.

Payment of dividends is subject to restrictions under the PRC law. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

Ascentage Pharma Group International is a Cayman Islands exempted company, and its ability to declare future dividends will depend on the availability of dividends, if any, received from our PRC subsidiaries. Under PRC laws and regulations, each of our PRC subsidiaries may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Government regulation—PRC regulation—PRC regulations relating to dividend distribution.” As a result of these laws, rules and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us.

While there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between Ascentage Pharma Group International and our Hong Kong subsidiaries, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Ascentage Pharma Group International, its subsidiaries and the affiliated entities to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow or make investments that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Governmental regulations of currency conversion may limit our ability to pay dividends and other obligations and affect the value of our ordinary shares.

The PRC government imposes regulations on the convertibility of Renminbi into foreign currencies and the remittance of funds out of China. A significant portion of our revenue is in RMB. We may convert a portion of our revenue into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of the ADSs, if any. Shortages in the availability of foreign currency may affect the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without the prior approval of PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration or filings with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Pursuant to the Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprise, or the SAFE Circular 19, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into Renminbi on a discretionary basis according to the actual needs. The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, provides for an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis, which applies to all enterprises registered in China. In addition, the SAFE Circular 16 has narrowed the scope of purposes for which an enterprise must not use the Renminbi funds so converted, which include, among others, (1) directly or indirectly used for payments for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations, (2) unless otherwise expressly provided, directly or indirectly used for investment in securities or other financial products (except for financial products with risk ratings not higher than Level 2 and structured deposits), (3) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise and (4) construction or purchase of real properties for use by third parties, except for enterprises engaging in real estate development and real estate leasing. We cannot assure you that additional restrictions on the convertibility of the RMB into foreign currencies for current account transactions will not be imposed in the future. If we cannot obtain sufficient foreign currencies to satisfy our foreign currency needs, we may not be able to pay dividends in foreign currencies to our shareholders. Further, we cannot assure you that new regulations will not be promulgated in the future that would have the effect of further restricting the remittance of Renminbi into or out of China.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for the acquisition of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC, or MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-monopoly Law promulgated by the SCNPC requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the anti-monopoly enforcement agency before they can be completed. In addition, the Measures for the Security Review of Foreign Investment promulgated by the NDRC and MOFCOM in December 2020 specify that foreign investments in the military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, internet products and services, financial services and technology sectors, are required to obtain approval from designated government authorities in advance.

In the future, we may pursue potential strategic acquisitions that are complementary to our business. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business or maintain market share. Furthermore, there is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of MOFCOM or other PRC government authorities for our mergers and acquisitions. We cannot assure you that we can obtain such approval from MOFCOM or any other relevant PRC government authorities for our mergers and acquisitions. Any uncertainties regarding such approval requirements could have a material adverse effect on our business and results of operations and our corporate structure.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our public and private financings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (1) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (2) any of our PRC subsidiaries may not procure loans that exceed the difference between its total investment amount and registered capital or, as an alternative, they may only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. SAFE promulgated the SAFE Circular 19, effective from June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows Renminbi capital converted from foreign currency- denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the SAFE Circular 16, effective from June 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. The SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our public and private financings, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE promulgated the Circular of Further Facilitating Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested enterprises to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On April 10, 2020, the SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or the SAFE Circular 8, under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts. On December 4, 2023, SAFE issued the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, which releases new foreign exchange management policies and revises some rules under SAFE Circular 16 and SAFE Circular 28.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans or capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our public and private financings and to capitalize or otherwise fund the PRC operations may be negatively affected, which could materially and adversely affect our liquidity and the ability to fund and expand our business.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or the SAFE Circular 37, in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or the SAFE Circular 13, effective on June 1, 2015, pursuant to which the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. In addition, our shareholders who are PRC entities shall complete their overseas direct investment filings according to applicable laws and regulations regarding overseas direct investment by PRC entities, including filings with MOFCOM, the NDRC, or their local branches based on the amount and industry of the investments or other factors thereof.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands exempted company and who are known to us as being PRC residents or entities to complete the foreign exchange registrations or overseas direct investment filings. However, we may not at all times be fully aware or informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We also cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities will in the future make, obtain or update any applicable registrations, filings or approvals required by SAFE regulations or other regulations relating to overseas investment activities issued by MOFCOM and NDRC. Failure by such shareholders or beneficial owners to comply with such regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business, results of operations and financial condition.

If we fail to comply with PRC regulations regarding the registration requirements for employee equity incentive plans or share option plans, the PRC plan participants or we could be subject to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the SAFE Circular 7. Pursuant to SAFE Circular 7, directors, supervisors, senior management and other employees participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in China for a continuous period of not less than one year and have been granted options are subject to these regulations as our company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB50,000 for individuals and may also limit our ability to contribute additional capital to our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Government regulation—PRC regulation.”

In addition, the Ministry of Finance and the State Administration of Taxation, or the SAT, have issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

If we are classified as a PRC resident enterprise for PRC tax purposes under the EIT Law, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued the Circular on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in China; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (4) at least 50% of voting board members or senior executives habitually reside in China.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our Cayman Islands exempted company is a resident enterprise for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow and we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as to PRC EIT reporting obligations. In addition, non-resident enterprise shareholders (including the ADS holders) will be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of, or dividends paid on, the ADSs or ordinary shares (which in the case of dividends will be withheld at source) if such gain or income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or our ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which in the case of dividends will be withheld at source) unless a reduced rate is available under an applicable tax treaty. It is unclear whether non- PRC shareholders (including ADS holders) of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

In addition to the uncertainty as to the application of the “resident enterprise” classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements or higher tax rates. Any of such changes could materially and adversely affect our business, results of operations and financial condition.

We face uncertainties with respect to the indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or the SAT Bulletin 7. SAT Bulletin 7 applies to transactions through offshore transfer by a foreign company directly or indirectly holding taxable assets in China. In addition, SAT Bulletin 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the SAT Bulletin 37, which came into effect on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37, or to establish that we and our non-PRC resident investors should not be taxed under these circulars, which may have a material and adverse effect on our business, results of operations and financial condition.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities or misappropriate or misuse these assets.

Under PRC laws, legal documents for corporate transactions are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the State Administration for Market Regulation, or the SAMR. Although we usually utilize chops to enter into contracts, the designated legal representatives of our PRC subsidiaries have the apparent authority to enter into binding contracts on behalf of these entities without chops. In order to maintain the physical security of our chops, we generally have them stored in secure locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for instance, by entering into a contract not approved by us, or seeking to gain control of any of our subsidiaries. If any employee obtains, misuses or misappropriates corporate chops and seals or other controlling non- tangible assets for whatever reason, the business operations of the relevant entities could be disrupted. We may have to take corporate or legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties against us, which could involve significant time and resources to resolve and divert management attention from business operations. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the future. It is difficult to predict how market forces or PRC, or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future.

We incur portions of our expenses, and may in the future derive revenues, in currencies other than the RMB, in particular, the U.S. dollar. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial condition, and the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, a significant portion of our clinical trial activities are conducted outside of the PRC, and associated costs may be incurred in the local currency of the country in which the trial is being conducted, which costs could be subject to fluctuations in currency exchange rates. A decline in the value of the RMB against currencies in countries in which we conduct clinical trials could have a negative impact on our research and development costs. Furthermore, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of the ADSs.

We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the RMB. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Risks related to our ordinary shares and the ADSs

The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs and ordinary shares.

The ADSs are listed on the Nasdaq Global Market and our ordinary shares are listed on the HKEx. Trading of the ADSs or ordinary shares in these markets takes place in different currencies (U.S. dollars on Nasdaq and HK$ on the HKEx), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Hong Kong). The trading prices of our ordinary shares and the ADSs representing them may differ due to these and other factors, even allowing for currency differences. Any decrease in the price of our ordinary shares on the HKEx could cause a decrease in the trading price of the ADSs on Nasdaq. Fluctuations in the price of the ordinary shares due to circumstances peculiar to the HKEx could materially and adversely affect the price of the ADSs. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic market prices of our ordinary shares may not be indicative of the performance of the ADSs.

Investors could seek to sell or buy our ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the ADSs on Nasdaq and the ordinary shares available for trading on the HKEx. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying ordinary shares for trading on the other market without effecting necessary procedures with the depositary. See “—The time required for the exchange between our ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange between our ordinary shares and ADSs involves costs.” This could result in time delays and additional cost for holders of ADSs. We cannot predict the effect of this dual listing on the value of our ordinary shares and the ADSs. However, the dual listing of our ordinary shares and the ADSs may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States.

The trading prices of the ADSs are likely to be volatile, which could result in substantial losses to you.

The price and trading volume of the ADSs may be subject to significant volatility in response to various factors beyond our control, including the general market conditions of the securities in Hong Kong and elsewhere in the world. In particular, our share price in Hong Kong has fluctuated from a 52-week high of HK$47.70 to a low of HK$15.70 as of December 31, 2024. In addition, the business and performance and the market price of the shares of other companies engaging in similar business may affect the price and trading volume of the ADSs. In addition to market and industry factors, the price and trading volume of the ADSs may be highly volatile for specific business reasons, such as fluctuations in our revenue, earnings, cash flows, investments, expenditures, regulatory developments, relationships with our suppliers, movements or activities of key personnel, or actions taken by competitors.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for specific business reasons, including:

●	announcements of regulatory approval or a complete response letter, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	the results of our testing and clinical trials;

●	the results of our efforts to acquire or license additional drug candidates;

●	variations in the level of expenses related to our existing drug candidates or preclinical and clinical development programs;

●	any intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical industry in general;

●	achievement of expected product sales and profitability;

●	manufacture, supply or distribution shortages;

●	variations in our results of operations;

●	announcements about our earnings that are not in line with analyst expectations;

●	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;

●	changes in financial estimates by securities research analysts;

●	announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	press reports, whether or not true, about our business;

●	additions to or departures of our management;

●	fluctuations of exchange rates between the RMB, the U.S. dollar and other currencies;

●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

●	sales or perceived potential sales of additional ordinary shares or ADSs;

●	sales of our ordinary shares or ADSs by us, our executive officers and directors or our shareholders in the future;

●	general economic and market conditions and overall fluctuations in the U.S. and Hong Kong equity markets;

●	changes in accounting principles; and

●	changes or developments in the PRC or global regulatory environment.

Any of these factors may result in large and sudden changes in the volume and trading price of the ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of management, and, if adversely determined, have a material adverse effect on our financial condition and results of operations.

In addition, the stock market, in general, and small pharmaceutical and biotechnology companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of the ADSs, regardless of our actual operating performance and may cause the price of the ADSs to decline rapidly and unexpectedly.

The time required for the exchange between our ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange between our ordinary shares and ADSs involves costs.

There is no direct trading or settlement between Nasdaq and the HKEx. In addition, the time differences between New York and Hong Kong, unforeseen market circumstances, or other factors may delay the deposit of ordinary shares in exchange for the ADSs or the withdrawal of ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who exchange ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

Substantial future sales or perceived potential sales of the ADSs, ordinary shares or other equity securities in the public market could cause the price of the ADSs to decline significantly.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs are freely tradable without restriction or further registration under the Securities Act, and all other ordinary shares held by our existing shareholders may also be sold in the public market in the future, subject in certain cases to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. As of March 1, 2025, there are 1,436,771 ADSs, representing 5,747,084 ordinary shares, or 1.65% of our outstanding ordinary shares. In connection with our U.S. initial public offering, we, all of our directors and executive officers, and certain shareholders have agreed with the underwriters, subject to certain exceptions, not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, except in our U.S. initial public offering, any of our ordinary shares or ADSs or securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs (other than pursuant to employee equity incentive plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Annual Report), without the prior written consent of the representative of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority. In addition, we have registered the offer and sale of all shares of ordinary shares that we may issue under our equity compensation plans. Ordinary shares issued under our equity compensation plans as a result of the exercise of stock options or vesting of RSUs outstanding under our equity compensation plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, any applicable market standoff and lock-up agreements, and Rule 144 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs and our ordinary shares.

You may be subject to limitations on the transfer of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events, such as a rights offering, or “for record date or processing purposes” in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

If a United States person is treated as owning at least 10% of our share capital, such person may be subject to adverse U.S. federal income tax consequences.

If a United States person, as defined by the Internal Revenue Code of 1986, as amended, is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our share capital, such person may be treated as a “United States shareholder” with respect to each non-U.S. corporation in our group that is a “controlled foreign corporation,” or CFC, for U.S. federal income tax purposes. A non-U.S. corporation will be a CFC if United States shareholders, as defined in the immediately preceding sentence, own directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power or total value of the stock of such corporation. No assurances can be provided that we are not a CFC or will not be a CFC. Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will generally be treated as CFCs under certain “downward attribution” rules even if we are not a CFC. A United States shareholder that owns our ordinary shares or ADSs directly or indirectly may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by our subsidiary CFCs, regardless of whether we make any distributions. Failure to comply with such reporting requirements could result in adverse tax effects for United States shareholders and potentially significant monetary penalties. We do not currently expect to assist investors in determining whether we or any of our non-U.S. subsidiaries is treated as a CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in the ADSs.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future. If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2022 and 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to our insufficient accounting and financial reporting personnel with the necessary knowledge and experience with respect to the SEC’s rules and regulations and the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002. Such material weakness may cause investors to lose confidence in our reported financial information, limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of the ADSs.

We are in the process of implementing measures to address the material weakness that has been identified including, among others: (1) hiring additional financial reporting personnel with SEC reporting experience, (2) expanding the capabilities of existing financial reporting personnel through continuous training and education in the accounting and reporting requirements under SEC rules and regulations and (3) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and our management concluded the material weakness still existed as of December 31, 2024. Our failure to correct the material weakness or our failure to discover and address any other significant deficiencies in our internal control over financial reporting could result in inaccuracies in our financial statements, limit the reliability of our financial statement reporting, which may require us to restate our financial statements from prior periods, and impair our ability to comply with applicable financial reporting requirements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

As a public company with securities traded in the United States, we are subject to reporting obligations under the U.S. securities laws, including the Sarbanes-Oxley Act of 2002. Section 404(a) of the Sarbanes-Oxley Act requires that, beginning with our second annual report to be filed with the SEC, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. It is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified additional material weaknesses and deficiencies.

In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are now a public company, reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and we may not be able to meet our reporting obligations, avoid material misstatements in our financial statements or comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs and ordinary shares, the market price for the ADSs or ordinary shares and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs or ordinary shares, the market price for the ADSs or ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs or ordinary shares to decline.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business and shareholders’ equity, and the value of any investment in the ADSs could be greatly reduced or rendered worthless.

We have broad discretion in the use of the net proceeds from our public and private financings and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section of this Annual Report on Form 20-F titled “Use of proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. We currently anticipate that we will use the net proceeds from our public and private financings, together with our existing cash and cash equivalents and our loan facility, as follows: (1) to fund the research and development of olverembatinib, including activities related to the various registrational trials and other clinical trials, as well as pursuing approvals with regulatory authorities in multiple countries; (2) to fund the research and development of lisaftoclax, including activities related to the various registrational trials and other clinical trials, as well as pursuing approvals with regulatory authorities in multiple countries; and (3) to fund the research and development of our other product candidates, and strengthen our technology platforms and research and development capabilities. We intend to use any remaining net proceeds for working capital and general corporate purposes. Because of the number and variability of factors that will determine our use of the net proceeds from our public and private financings, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, financial condition and results of operations. Pending their use, we may invest our net proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of the ADSs.

Insiders will continue to have significant influence over us, and their interests may not be aligned with the interest of our other shareholders.

As of March 1, 2025, our directors, executive officers, holders of more than 5% of our ordinary shares and their respective affiliates beneficially own, in the aggregate, approximately 24.6% of our outstanding ordinary shares, Our co-founders — Dr. Yang, our Chairman and Chief Executive Officer, Dr. Zhai, our Chief Medical Officer, Dr. Wang, a member of our board of directors and Dr. Guo — and their respective affiliates who beneficially own approximately 17.4% of our outstanding ordinary shares as of March 1, 2025, are parties to the Concert Party Confirmation Deed, or the Deed, pursuant to which such parties, amongst other things, agreed to actively cooperate and communicate with each other to obtain and maintain consolidated control and management of our company and agreed to vote unanimously as a group on all matters and resolutions proposed at shareholder meetings of our company. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Concert party confirmation deed.” As a result of such ownership and the Deed, such insiders, and in particular our co-founders, will, through their voting power at our shareholder meetings and their delegates on our board of directors, have significant influence over our business and affairs, including decisions in respect of mergers or other business combinations, acquisition or disposition of assets, issuance of additional shares or other equity securities, timing and amount of dividend payments and our management. They may also have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. In addition, without the consent of such shareholders, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for the shares as part of a sale of our company and may significantly reduce the price of the ADSs.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, the “income test,” or (2) 50% or more of the amount of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, the “asset test.” For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties (other than certain royalties treated as derived in an active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

For purposes of the PFIC asset test, the amount of our assets will generally be determined by reference to their value, which may be determined by reference to our market capitalization. However, if we are considered to be a CFC (except in the case that we are considered to be a CFC by reason of certain “downward attribution” rules) that is not “publicly traded” for purposes of the PFIC rules during the tested period, the amount of our assets will generally be determined by reference to our adjusted bases in our assets. Further, for purposes of applying the PFIC asset test to us, if any entity in which we own 25% or more of the total value of the outstanding shares of such entity is considered to be a CFC (except in the case of such an entity that is considered to be a CFC by reason of certain “downward attribution” rules) that is not publicly traded, the amount of such entity’s assets would generally be determined by reference to its adjusted bases in its assets. No assurances can be provided that we or any of our subsidiaries are not a CFC or will not be a CFC (except, in the case of our subsidiaries, by reason of certain “downward attribution” rules), and consequently, no assurances can be given that the PFIC asset test will not be applied to us based on the adjusted bases of our non-U.S. subsidiaries in their assets.

Provided that we and our subsidiaries were not, and do not become, CFCs (except, in the case of our subsidiaries, by reason of certain “downward attribution” rules), based on the composition of our income and assets and the estimated value of our assets, which is based on our current market capitalization, we do not presently expect to be a PFIC for our current fiscal year or future fiscal years. However, no assurance can be given that we will not be a PFIC for the current fiscal year or future fiscal years because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually after the close of each taxable year that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become classified as a PFIC for the current or future fiscal years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the shares or ADSs from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current fiscal year or future fiscal years.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in the section of this Annual Report on Form 20-F titled “Item 10. Additional Information—E. Taxation—U.S. federal income tax considerations—General”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See the section of this Annual Report on Form 20-F titled “Item 10. Additional Information—E. Taxation—U.S. federal income tax considerations—Passive foreign investment company rules.”

Our second amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our second amended and restated memorandum and articles of association contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders and ADS holders of an opportunity to sell their shares or ADSs at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated in the Cayman Islands. Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to the United States) as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are broadly similar to those other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, if shareholders want to proceed against us outside of the Cayman Islands, they will need to demonstrate that they have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our second amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or members of the board of directors than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and the majority of our assets are located outside of the United States. The majority of our current operations are conducted in China. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions.

However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. In addition, the majority of our current directors are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, there are significant legal and other obstacles to obtaining information needed for such actions and the laws in the Cayman Islands, PRC and Hong Kong may render you unable to enforce a judgment against our assets of our directors and officers, depending on where our directors and officers are located. For example, in China, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “—Risks related to our ordinary shares and the ADSs —You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the ordinary shares which are represented by the ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying ordinary shares represented by the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares which are represented by the ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by the ADSs unless you cancel and withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting.

Under our second amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting, other than an annual general meeting, is at least 21 days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying ordinary shares represented by the ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our second amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by the ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying ordinary shares represented by the ADSs are voted and you may have no legal remedy if the underlying ordinary shares represented by the ADSs are not voted as you requested.

The depositary for the ADSs will give us a discretionary proxy to vote our ordinary shares underlying the ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary may give us a discretionary proxy to vote the ordinary shares underlying the ADSs at shareholders’ meetings if:

●	we have timely provided the depositary with notice of meeting and related voting materials;

●	we have instructed the depositary that we wish a discretionary proxy to be given;

●	we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting; and

●	a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent the ordinary shares underlying the ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

We and the depositary are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.

We and the depositary may amend or terminate the deposit agreement without your consent. Such amendment or termination may be done in favor of our company. Holders of the ADSs, subject to the terms of the deposit agreement, shall be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADS holders. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. The depositary may, and shall at our written direction, terminate the deposit agreement and the ADSs by mailing notice of such termination to the registered holders of ADSs at least 30 days prior to the date fixed in such notice for such termination. After instructing its custodian to deliver all ordinary shares to us along with a general stock power that refers to the names set forth on the ADS register maintained by the depositary and providing us with a copy of the ADS register maintained by the depositary, the depositary and its agents will perform no further acts under the deposit agreement or the ADSs and shall cease to have any obligations under the deposit agreement and/or the ADSs.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of the ADSs may agree to distribute, subject to the terms of the deposit agreement, the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You would receive these distributions in proportion to the number of ordinary shares the ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property. Additionally, the value of certain distributions may be less than the cost of distribution. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs and ordinary shares.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a pre-dispute contractual waiver of jury trial is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a pre- dispute contractual waiver of jury trial, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement. The jury trial waiver provision may result in increased costs to ADS holders to bring a claim, limited access to information and other imbalances of resources between our company and our ADS holders, and such provision could discourage claims or limit our ADS holders’ ability to bring a claim in a judicial forum that they find favorable.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will, however, be required to file an Annual Report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short- swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain Nasdaq corporate governance requirements. As a U.S.-listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles, or U.S. GAAP.

Currently we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of other companies who have adopted the new or revised accounting standards.

We will incur increased costs as a result of being a public company in the United States, particularly after we cease to qualify as an “emerging growth company.”

We expect to incur additional significant legal, accounting and other expenses after becoming a public company in the United States. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As an emerging growth company, we may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of our U.S. initial public offering; (3) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non- convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if we have been a public company for at least 12 months and the market value of the ADSs and ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq corporate governance standards.

We are listed on Nasdaq and subject to the Nasdaq corporate governance rules. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance standards. Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance standards applicable to U.S. domestic issuers.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Ascentage Pharma Group Corp Limited, a company incorporated in Hong Kong with limited liability, or Ascentage Pharma (HK), was established in May 2009. Dr. Yang, Dr. Zhai, Dr. Wang and Dr. Guo, our co-founders, were the initial majority shareholders of Ascentage Pharma (HK).

In June 2010, Jiangsu Ascentage Pharma Co., Ltd, a limited liability company incorporated under the laws of the PRC, or Ascentage Jiangsu, was established as a wholly-owned subsidiary of Ascentage Pharma (HK).

Ascentage Pharma (HK) went through a series of internal restructurings and equity financings in 2015 and 2016, pursuant to which Ascentage International Limited, a limited liability company incorporated in Hong Kong, or Ascentage International, Hongkong Sansheng Medical Limited, a company incorporated in Hong Kong with limited liability, and Shengda Taizhou Investment Centre LLP, or Shengda Taizhou, acquired equity interests in Ascentage Jiangsu from Ascentage Pharma (HK). Shengda Taizhou held the equity interest in Ascentage Jiangsu for the benefit of Dr. Yang, Dr. Guo, Dr. Wang and Dr. Zhai.

In December 2016, Ascentage Jiangsu entered into a share transfer agreement for the acquisition of the entire equity interest of Healthquest Pharma from Dr. Zhai and Ren Jing. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Healthquest acquisition.”

In November 2017, we commenced a reorganization, or the Reorganization, consisting of the following principal steps:

1.	In November 2017, Ascentage Pharma Group International was incorporated as an exempted company with limited liability under the laws of the Cayman Islands;

2.	In November 2017, Ascentage Pharma Group International acquired all the equity interests in Ascentage Pharma (HK) from Dr. Yang, Dr. Wang, Dr. Guo and Collected Mind, a business company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of 3SBio Inc. (a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 1530)) after which Ascentage Pharma (HK) became a wholly-owned subsidiary of Ascentage Pharma Group International; and

3.	In July 2018, Ascentage Pharma Group International acquired all of the equity interests in Ascentage International, from each of Dr. Yang, Dr. Wang and Dr. Guo, in exchange for which Ascentage Pharma Group International issued ordinary shares to Ascentage Limited, a company that was incorporated in the British Virgin Islands with limited liability which was owned by Dr. Yang (for himself and as settlor of the Yang Family Trust) as to 45.53%, Dr. Guo (for himself and as settlor of the Guo Family Trust) as to 27.69% and Dr. Wang (for himself and as settlor of the Wang Family Trust) as to 26.78%, in an amount calculated with reference to the registered capital amount owned by Ascentage International in Ascentage Jiangsu immediately preceding the acquisition, until the dissolution of Ascentage Limited in December 2023.

Upon the completion of the Reorganization, Ascentage Pharma became the top holding company of our company and its subsidiaries. Our daily operations are conducted primarily through our operating subsidiaries in mainland China, Hong Kong, the United States and Australia. Ascentage Pharma Group Corp Limited, Ascentage International Limited, Ascentage Investment International and Ascentage Investment Limited are investment holding intermediaries.

In October 2019, Ascentage Pharma completed its Hong Kong initial public offering in which it offered and sold an aggregate of 14,008,000 ordinary shares. On October 28, 2019, the ordinary shares began trading on the HKEx under the stock code “6855.”

On February 3, 2021, we entered into a placing and subscription agreement with Ascentage Limited, or the Vendor, a company incorporated in the British Virgin Islands with limited liability that is owned by Dr. Yang, Dr. Wang and Dr. Guo, J.P. Morgan Securities (Asia Pacific) Limited and China International Capital Corporation Hong Kong Securities Limited, or collectively, the 2021 Placing Agents. An aggregate of 26,500,000 existing ordinary shares owned by the Vendor have been placed by the 2021 Placing Agents to not less than six placees at a price of HK$44.20 per share and we subsequently issued to the Vendor the same number of 26,500,000 new ordinary shares at the same price of HK$44.20 per share. The closing price of our ordinary shares on the HKEx on February 3, 2021, the date on which the terms of the placing were fixed, was HK$48.80. The net proceeds (after deducting all applicable costs and expenses, including commission and levies) raised were approximately HK$1,153.64 million.

On July 14, 2021, we and Innovent Biologics, Inc., an exempted company incorporated in the Cayman Islands with limited liability and controlled by Innovent, or Innovent Biologics, Inc., entered into a warrant subscription deed, pursuant to which we agreed to issue to Innovent Biologics, Inc. 6,787,587 warrants to purchase 6,787,587 of our ordinary shares at a price of HK$57.20 per share. The warrants expired in July 2023 and have not been exercised.

On July 23, 2021, Innovent Biologics, Inc. subscribed for 8,823,863 of our ordinary shares at a price of HK$44.00 per share, for a total consideration of HK$388.25 million. The net proceeds (after deducting all applicable costs and expenses, including commission and levies) raised from the subscription was approximately HK$388.06 million. The closing price of our ordinary shares on the HKEx on July 14, 2021, the date on which the terms of the subscription were fixed, was HK$52.95.

On January 18, 2023, we entered into the 2023 Placing and Subscription Agreement with the Vendor, and J.P. Morgan Securities (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets Limited, or the 2023 Placing Agents. An aggregate of 22,500,000 existing ordinary shares owned by the Vendor have been placed by the 2023 Placing Agents to not less than six placees at a price of HK$24.45 per share and we subsequently issued to the Vendor the same number of 22,500,000 new ordinary shares of the Company at the same price of HK$24.45 per share. The closing price of our ordinary shares on the HKEx on January 18, 2023, the date on which the terms of the top-up placing was fixed, was HK$24.05. The net proceeds (after deducting all applicable costs and expenses, including commission and levies) raised were HK$543.9 million.

On June 20, 2024, pursuant to the Securities Purchase Agreement with Takeda, we issued and sold to Takeda 24,307,322 of our ordinary shares, or the Takeda Shares, at a price per share equal to HK$24.09850 (equivalent to approximately US$3.08549), for an aggregate purchase price of US$75 million. In connection therewith, we entered into a Registration Rights Agreement with Takeda, granting the Takeda Shares certain registration rights. A complete copy of the Registration Rights Agreement is filed as Exhibit 4.15 to this Annual Report on Form 20-F. Takeda has agreed to certain restrictions on transfer until June 20, 2025. In addition, Takeda has agreed to a market standoff provision with us under which they have agreed that, subject to certain exceptions, for a period of 180 days after the date of this Annual Report, they will not, sell or otherwise transfer or dispose of any Takeda Shares or any securities convertible into or exchangeable for our ordinary shares.

In January 2025, Ascentage Pharma completed its U.S. initial public offering in which it offered and sold an aggregate of 8,260,144 ADSs (representing 33,040,576 ordinary shares). On January 24, 2025, the ADSs began trading on the Nasdaq under the symbol “AAPG.”

Our corporate headquarters are located in 68 Xinqing Road Suzhou Industrial Park Suzhou, Jiangsu, People’s Republic of China, and our telephone number is +86-512-85557777. Our agent for service of process in the United States is Ascentage Pharma Group Inc., located at 700 King Farm Boulevard, Suite 520, Rockville, MD 20850, and its telephone number is +1 (301) 291-5658. Our registered office is located at the office of Walkers Corporate Limited, with the registered address of 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. Our corporate website is www.ascentage.com. The information contained on or that can be accessed through our website is not incorporated by reference into this Annual Report on Form 20-F, and you should not consider information on our website to be part of this Annual Report on Form 20-F. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as the Company, at http://www.sec.gov.

B. Business Overview

Overview

We are a global, integrated biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global unmet medical needs primarily in hematological malignancies. For more than two decades, our founders and team have leveraged their deep expertise to develop our proprietary drug discovery platform to pursue particularly challenging targets and significant unmet global medical needs. Our lead assets, olverembatinib and lisaftoclax, have global potential to address the major hematological malignancies, including chronic myeloid leukemia, or CML, acute myeloid leukemia, or AML, chronic lymphocytic leukemia, or CLL, acute lymphocytic leukemia, or ALL, myelodysplastic syndrome, or MDS, and multiple myeloma, or MM, which is expected to exceed US$166 billion in aggregate market size by 2035, according to the F&S Report.

Our first lead asset, olverembatinib, is a novel, next-generation tyrosine kinase inhibitor, or TKI. Olverembatinib was the first BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase, or CML-CP, with T315I mutations, CML in accelerated phase, or CML-AP, with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. We are currently commercializing olverembatinib in China. All commercialized indications of olverembatinib have been included in the National Drug Reimbursement List, or NRDL, in China beginning January 2025.

Olverembatinib has demonstrated favorable clinical benefit and tolerability in heavily pretreated patients, particularly ponatinib- or asciminib-failed patients, with 52.2% and 47.8% of ponatinib-resistant patients achieving complete cytogenic response, or CCyR, and major molecular response, or MMR, respectively, and 30.8% and 26.7% of asciminib-resistant patients achieving CCyR and MMR, respectively. In a five-year follow-up of CML-CP patients treated with olverembatinib, 73% had remained on the treatment, response rates continued to increase and the prevalence of treatment-related adverse events, or TRAEs, continued to decrease over such period. Therefore, we believe that olverembatinib, with its real-world patient data in China, where it is approved, has the potential to be a global therapy for CML. The global CML market was around US$12.3 billion in 2023 and is expected to grow to US$14.6 billion by 2035, according to the F&S Report. We are currently conducting a registrational Phase 3 trial, or POLARIS-2, of olverembatinib as a monotherapy for CML that is regulated by the U.S. Food and Drug Administration, or FDA, and subject to the successful completion, we plan to submit a new drug application, or NDA, to the FDA in 2026. We note that clinical data obtained in China may not be accepted by the FDA or other foreign regulators to support ongoing or future clinical trials, that olverembatinib is approved only in China, and the outcome of our ongoing clinical trials is uncertain. We are also pursuing label expansion of olverembatinib in combination with chemotherapy for the treatment of newly diagnosed Philadelphia chromosome-positive ALL, or frontline Ph+ ALL, in a registrational Phase 3 trial, or POLARIS-1, and conducting another registrational Phase 3 trial, or POLARIS-3 evaluating olverembatinib as a monotherapy for succinate dehydrogenase, or SDH,-deficient gastrointestinal stromal tumor, or GIST.

In June 2024, we entered into an exclusive option agreement with Takeda Pharmaceuticals International AG, or Takeda, where we granted Takeda an exclusive option to enter into an exclusive license (even as to us and our affiliates) to research, develop, import, export, make, have made, manufacture, have manufactured, use, commercialize and otherwise exploit olverembatinib. Under the terms of the option agreement, we received US$100.0 million from Takeda related to intellectual property income and option payment. We are eligible to be paid an option exercise fee and certain milestone payments up to approximately US$1.2 billion in the aggregate and royalties in a range equal to 12-19% of net sales. See “—License, collaboration and other agreements— Takeda exclusive option agreement.”

Our second lead asset, lisaftoclax, is a novel Bcl-2 inhibitor that we are developing for the treatment of various hematological malignancies. In November 2024, we announced that our NDA for the treatment of relapsed and/or refractory, or r/r, CLL and small lymphocytic lymphoma, or SLL, was accepted with Priority Review designation by the Center of Drug Evaluation, or CDE, of China’s National Medical Products Administration, or NMPA. As of December 31,2024, more than 1,000 patients have been treated so far with lisaftoclax, among whom more than 500 patients have CLL/SLL. According to the F&S Report, this NDA is the second NDA filed in the world for a Bcl-2 inhibitor and the first in China for a Bcl-2 inhibitor for the treatment of patients with CLL/SLL that are resistant or intolerant to Bruton’s tyrosine kinase, or BTK, inhibitors. If approved, we plan to launch in China in 2025 and pursue regulatory approvals in multiple countries.

The global CLL/SLL market was around US$9.4 billion in 2023 and is expected to grow to US$38.2 billion by 2035, according to the F&S Report. We are also conducting an FDA-regulated registrational Phase 3 trial, or GLORA, of lisaftoclax in combination with BTK inhibitors for patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with sub-optimal response and pursuing approval of lisaftoclax for frontline CLL/SLL in a registrational Phase 3 trial, or GLORA-2, of lisaftoclax in combination with acalabrutinib.

We believe that lisaftoclax, with its short half-life and potential for patient-friendly ramp-up schedule, can serve as a backbone molecule for combination therapies for many hematological malignancies, including and beyond CLL/ SLL. Therefore, we are also evaluating lisaftoclax in combination with azacitidine, or AZA, in two registrational Phase 3 trials, GLORA-3 and GLORA-4, for the frontline treatments of elderly, or unfit patients with AML or patients with higher risk, or HR, myelodysplastic syndrome, or MDS, respectively.

Backed by our strong scientific foundation, knowledge of small molecule discovery and capabilities to conduct clinical trials worldwide, we use state-of-the-art technologies to develop innovative therapeutic agents to treat cancers and address unmet medical needs within this patient population. Our initial focus has been to leverage our expertise in chemistry to synthesize inhibitors targeting proteins and pathways that drive the key hallmarks of cancer. Earlier in our pipeline, we are harnessing our understanding of protein degraders to develop therapies, such as proteolysis targeting chimera molecules, or PROTACs, that target traditionally undruggable proteins that are implicated in oncogenesis.

We are empowered by our technical expertise in structure-based drug design and our innovative drug discovery engine, which allows us to address unmet medical need by targeting key apoptotic pathways and validated tyrosine kinases. These core competencies have allowed us to develop small molecule and degrader therapies targeted at Bcl-2, Bcl-2/Bcl-xL, IAP and MDM2, in addition to building next-generation cell signaling inhibitors (i.e., BCR- ABL1, ALK, FAK inhibitors) and epigenome-modifying agents (i.e., EED inhibitor). We are the only company in the world with active clinical programs targeting all three known classes of key apoptosis regulators, according to the F&S Report. We have ten ongoing U.S. and/or international registrational trials, including two that are FDA-regulated, for our six key clinical-stage assets. Beyond our two lead assets, we have several other clinical-stage assets in U.S. or international clinical trials.

Leveraging our robust internal research and development capabilities, we have built a portfolio of global intellectual property rights. We have also established collaborations and other relationships with leading biotechnology and pharmaceutical companies around the world, including a collaboration and license agreement with Innovent and clinical collaboration agreements with AstraZeneca, Merck, and Pfizer, and research and development relationships with leading research institutions, including but not limited to Dana-Farber Cancer Institute, Mayo Clinic, MD Anderson Cancer Center, National Cancer Institute and the University of Michigan. As of December 31, 2024, we had 541 issued patents globally, among which 379 issued patents were issued outside of China.

We have assembled a talented, global team with experience in the research and development of innovative drugs, as well as commercial manufacturing, sales and marketing. Our success is shaped by this global team of approximately 567 employees across the United States, Europe, Australia, and China, as of December 31, 2024. Together, we are dedicated to continuously strengthening our research and development capabilities and accelerating the clinical development progress of our product pipeline with the goal of addressing the unmet medical needs of patients globally.

Our pipeline

We have a pipeline of six clinical-stage small-molecule drug candidates. The following table summarizes our pipeline and the development status of each candidate as of December 31, 2024:

Our pipeline

Note:

[1]	Registrational Phase 2 trial completed, NDA submitted and accepted in 2024;
[2]	Registrational trials for CLL/SLL, AML and MDS; Phase 2 trials ongoing for MM;
[3]	Phase 2 trials ongoing for ovarian cancer;
[4]	The globe icon refers to trials that have received clearance, or for which we plan to obtain clearance, in 2 or more countries or regions. The U.S. flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States. The China flag refers to trials for which we have conducted or currently conduct only in China;
[5]	The globe icon indicates having global development and commercialization rights.

Our two lead FDA-regulated Phase 3 assets collectively address all six major hematological malignancies:

Summary of key completed and ongoing clinical trials for olverembatinib and lisaftoclax

Note:

[1]	Registrational Phase 2 trial completed, with NDA submitted and accepted with priority review by the CDE in 2024.
[2]	The globe icon as used in this table refers to trials that are currently taking place in two or more countries. The U.S. flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States. The China flag refers to trials for which we have conducted or currently conduct only in China.

Olverembatinib (HQP1351), our first lead asset, is a novel, next-generation TKI. Olverembatinib is the first BCR-ABL1 inhibitor approved in China for patients with CML-CP with T315I mutations, CMP-AP with T315I mutations and CML-CP that is resistant or intolerant to first and second-generation TKIs. Since January 2025, all approved indications of olverembatinib are covered by the China NRDL, which bolstered the affordability and accessibility of the drug in China.

Olverembatinib was included as an Emerging Treatment Option in the 2024 National Comprehensive Cancer Network USA, or NCCN, guidelines for the management of CML and received recommendation from the Chinese Society of Clinical Oncology, or CSCO, guideline for the treatment of Ph+ ALL. To date, the FDA has granted four orphan drug designations, or ODD, to olverembatinib, including for the treatment of CML, ALL, AML and GIST, and fast track designation, or FTD, for the treatment of CML in patients with certain genetic markers who have failed to respond to treatments with existing TKIs. Olverembatinib was also granted an Orphan Designation by the European Medicines Agency, or EMA, for the treatment of CML. Through three registrational Phase 3 trials, we are currently evaluating olverembatinib as a monotherapy and/or in combination with existing treatments for patients with CML, newly diagnosed patients with frontline Ph+ ALL, and patients with SDH-deficient GIST. Clinical trials evaluating olverembatinib are currently taking place in Australia, Canada, China and the United States. On February 25, 2025, the CDE of China NMPA granted olverembatinib the breakthrough therapy designation for patients with newly diagnosed Ph+ ALL.

Lisaftoclax (APG-2575), our second lead asset, is a novel Bcl-2 inhibitor that we are developing for the treatment of various hematological malignancies. To date, the FDA has granted five ODDs to lisaftoclax, including for the treatment of CLL, AML and MM. In November 2024, we announced that our NDA was accepted with Priority Review designation by the CDE. As of December 31,2024, more than 1,000 patients have been treated so far with lisaftoclax, among whom more than 500 patients have CLL/SLL. According to the F&S Report, this NDA is the second NDA filed in the world for a Bcl-2 inhibitor and the first in China for a Bcl-2 inhibitor for the treatment of patients with CLL/SLL that are resistant or intolerant to BTK inhibitors. Through four registrational Phase 3 trials, we are currently evaluating lisaftoclax as a monotherapy and/or in combination with existing treatments for patients with CLL/SLL, AML and MDS. We are also evaluating lisaftoclax in ongoing clinical trials for MM and other hematological malignancies. Clinical trials evaluating lisaftoclax are currently taking place in Australia, Belgium, Canada, China, France, Germany, Hungary, Japan, Poland, Spain, United Kingdom and the United States.

Alrizomadlin (APG-115) is a novel, orally bioavailable, highly selective, small molecule inhibitor of the mouse double minute 2, or MDM2, homolog. We believe alrizomadlin has potential to treat a number of serious rare and orphan diseases and address unmet medical needs in both adult and pediatric indications.

To date, the FDA has granted six ODDs and two rare pediatric disease designations, or RPDD, for alrizomadlin. In addition, we plan to pursue FTD and RPDD for our late-stage programs for alrizomadlin in malignant peripheral nerve sheath tumors, or MPNST, and adenoid cystic carcinoma, or ACC, for which we reported preliminary Phase 2 results in 2022 and 2023, respectively. Clinical trials evaluating alrizomadlin are currently taking place in Australia, China and the United States.

Pelcitoclax (APG-1252) is a novel, highly potent, small molecule drug designed to restore apoptosis through dual inhibition of the Bcl-2 and Bcl-xL proteins. To date, the FDA has granted one ODD to pelcitoclax for the treatment of small cell lung cancer, or SCLC. We are currently evaluating pelcitoclax in two Phase 1b trials and one Phase 1b/2 trial for the treatment of patients with non-small cell lung cancer, or NSCLC, neuroendocrine tumors or non-Hodgkin’s lymphoma, or NHL. In October 2023, we presented preliminary results from the Phase 1b trial of pelcitoclax in combination with osimertinib in patients with epidermal growth factor receptor-mutant, or EGFR- mutant, NSCLC at the 2023 Congress for the European Society for Medical Oncology, or ESMO, demonstrating potential therapeutic utility. Clinical trials evaluating pelcitoclax are currently taking place in Australia, China and the United States.

APG-5918 is a potent, orally bioavailable, and highly selective inhibitor of the embryonic ectoderm development, or EED, a sub-unit of the Polycomb Repressive Complex 2, or PRC2. APG-5918 is an EED inhibitor with demonstrated potential for treating patients with anemia, including beta-thalassemia and chronic kidney disease, or CKD-induced anemia. We intend to complete an FDA-regulated Phase 1 trial on solid tumors and an NMPA-regulated Phase 1 trial on anemia. Clinical trials evaluating APG-5918 are currently taking place in China and the United States.

APG-2449 is a novel, orally active, small-molecule focal adhesion kinase (FAK), the third generation of anaplastic lymphoma kinase (ALK) and receptor tyrosine kinase C-ros oncogene 1 (ROS1) triple ligase kinase inhibitor (TKI) designed and developed by Ascentage Pharma. It is the first FAK inhibitor approved by CDE for clinical study in China. In the first-in-human trial, cerebrospinal fluid PK analyses showed that APG-2449 was brain-penetrant. An updated study of APG-2449 demonstrated preliminary clinical benefit in patients with NSCLC whose disease was TKI naïve and resistant to 2G ALK inhibitors, especially in brain metastases. In addition, high pFAK expression levels in baseline tumor tissue correlated with improved APG-2449 treatment responses in patients with NSCLC resistant to 2G ALK inhibitors, suggesting that the increase of pFAK may be associated with second-generation ALK TKI resistance. In October 2024, APG-2449 was cleared by the Center for Drug Evaluation (CDE) of China’s National Medical Product Administration (NMPA) to enter two registrational Phase III studies that will separately evaluate APG-2449 in patients with non-small cell lung cancer (NSCLC) who are resistant to or intolerant of second-generation anaplastic lymphoma kinase (ALK) TKIs; and treatment-naïve patients with ALK-positive advanced or locally advanced NSCLC.

Our competitive strengths

We believe our company is differentiated by several strengths, including:

●	Global, integrated biopharmaceutical company with discovery, development, manufacturing and commercialization capabilities, strategically targeting the global hematological malignancies market, estimated to be US$67.2 billion in 2023 and rising to US$208.8 billion by 2035:

●	In-house discovery team comprised of more than 45 scientists;

●	Integrated clinical development team working across China, US, UK and Australia;

●	Our 200,000 square foot manufacturing facility provides clinical and commercial supply of drug products, including support of all of our clinical trials; and

●	Full commercial team comprised of more than 90 members in China together with U.S.-based senior leadership with significant global commercialization and sales experience.

●	Our two lead FDA-regulated Phase 3 assets that are collectively addressing all six major hematological malignancies:

●	Olverembatinib, as a novel next-generation BCR-ABL1 TKI, commercialized in China since 2021 with real- world patient data, validating global development and commercialization plans;

●	Lisaftoclax, a novel Bcl-2 inhibitor that we are developing for the treatment of various hematological malignancies globally, including and beyond CLL/SLL;

●	Deep expertise and insights in developing small molecule drugs for challenging targets and high unmet medical need;

●	Our innovative pipelines with global potential and ongoing clinical trials in Australia, Belgium, Canada, China, France, Germany, Hungary, Japan, Poland, Spain, United Kingdom and the United States that are driven by the proprietary drug discovery platform and technologies such as chemical synthesis and targeted protein degradation; and

●	Dedicated science-driven international team with complementary knowledge and skillsets, led by visionary founders working together for more than 20 years.

Our strategy

Our mission is to become a leading global, fully integrated biopharmaceutical company engaged in discovering, developing and commercializing both first- and best-in-class therapies to address global unmet medical needs primarily in hematological malignancies. To fulfill this mission, we plan to focus on the following strategies to grow into:

●	Complete ongoing registrational trials to pursue FDA and other international approval of olverembatinib. Olverembatinib is already approved in China for three CML indications, all of which have been reimbursable under China’s National Reimbursement Drug List, or NRDL since the beginning of 2025. Based on the previous clinical results and real-world patient data in China, where it is approved, we believe olverembatinib has global potential. We are currently completing the FDA-regulated POLARIS-2 trial of olverembatinib as a monotherapy for patients with CML-CP, both with and without T315I mutations. We plan to submit an NDA to the FDA after completion of POLARIS-2 trial and plan to pursue approvals in other key geographies. A core part of our strategy is selecting indications and geographies, and designing our clinical development plans, in a way that would allow us to gain significant market share of the global CML market, which was around US$12.3 billion in 2023 and is expected to grow to US$14.6 billion by 2035, according to the F&S Report. Following olverembatinib’s success in CML, we plan to advance and complete registrational Phase 3 trials, POLARIS-1 and POLARIS-3, for the treatment of frontline Ph+ ALL and SDH- deficient GIST, respectively. We plan to submit an NDA to the CDE for POLARIS-1 after the completion of the trial. If approved, we expect olverembatinib will be the first third-generation TKI for the frontline treatment of Ph+ ALL in China.

●	Launch in China in 2025, if approved, and pursue regulatory approval of lisaftoclax in multiple countries. In November 2024, we announced that our NDA for lisaftoclax for the treatment of patients with r/r CLL/SLL was accepted with Priority Review designation by the CDE. According to the F&S Report, this NDA is the second NDA filed in the world for a Bcl-2 inhibitor and the first in China for a Bcl-2 inhibitor for the treatment of patients with CLL/SLL that are resistant or intolerant to BTK inhibitors. If approved, we plan to launch in China in 2025 and pursue regulatory approvals in multiple countries. We also plan to advance and complete the FDA-regulated GLORA trial of lisaftoclax in combination with BTK inhibitors for CLL/SLL and the GLORA-2 trial of lisaftoclax in combination with acalabrutinib in frontline CLL/SLL with plans to submit NDAs and pursue approvals in other key geographies. A core part of our strategy is selecting indications and geographies, and designing our clinical development plans, in a way that would allow us to gain significant market share in the global CLL/SLL market, which was around US$9.4 billion in 2023 and is expected to grow to US$38.2 billion by 2035, according to the F&S Report.

●	Progress other clinical stage assets. We plan to continue our efforts in developing our other clinical stage pipeline candidates as monotherapies and combination therapies in other hematological malignancies and solid tumors, including APG-2449, APG-115 and APG-1252. Our fully-integrated capabilities can facilitate advancing clinical progress of our pipeline candidates.

●	Continue building our operations strategically for global markets. We are a commercial stage biopharmaceutical company with a global footprint. We have integrated capabilities from discovery, clinical development to manufacturing and commercialization. We have established operations in China, the United States, Australia and Europe to conduct and/or support discovery, preclinical studies and clinical trials. We adopt a global clinical development strategy and leverage our CMC and manufacturing to comply with the requirements applicable to clinical trials in accordance with the requirements of the FDA, the NMPA, the EMA, and other comparable regulatory authorities. We have established a fully functional commercialization team with a feasible infrastructure. We plan to continue building our team strategically to support our future development.

●	Opportunistically pursue strategic partnerships and collaborations to maximize the potential of our portfolio. Leveraging our strong presence in apoptosis targeting therapies, deep relationships with global key opinion leaders and extensive collaboration with leading biotechnology and pharmaceutical companies and research institutions, we are well positioned to evolve as the partner of choice to provide complementary value to those with the ambition in building and expanding portfolio advantages. We will strategically evaluate potential collaborations with global partners to maximize the value of our portfolio and provide sustainable support to our pipeline development. These initiatives would not only optimize our pipeline but also provide sustainable revenue streams to fund our portfolio development.

Disease and industry background

All the information and data, including statistics and estimates, presented in this section and elsewhere in this Annual Report on Form 20-F have been derived from the F&S Report.

Hematologic malignancies, or blood cancers, affect the production and function of blood cells. These cancers typically begin in the bone marrow where blood is produced. Blood cancers, like all cancers, are characterized by the overproduction of an abnormal type of cell. Blood cancer cells do not form solid tumors, but their uncontrolled growth crowds out normal cells in the blood, bone marrow or plasma, preventing normal cells from developing and performing important functions.

Each hematologic malignancy has various subtypes as well. Blood cancers account for about 10% of all new cancer diagnoses. Approximately 1.5 million new cases of blood cancer cases were diagnosed globally, and the global incidence is expected to reach 1.8 million by 2035. Approximately 720,000 people die from blood cancer every year, accounting for more than 7% of cancer deaths. The global market for hematological malignancies was US$67.2 billion in 2023, representing approximately 30% of the cancer therapy market, and expected to grow to approximately US$208.8 billion by 2035.

Survival rates for most hematologic malignancies have improved over time, likely due to the introduction of new and more effective treatments, include chemotherapy, radiation, targeted therapy, stem cell transplant, immunotherapy and cell or gene therapy.

Leukemia is a group of blood cancers characterized by abnormal, uncontrolled white blood cell growth that usually begins in the bone marrow, where most of the body’s blood is produced. In some cases, such as acute leukemias, these blood cells are not fully developed. In other cases, such as chronic leukemias, the mature cells are transformed and become leukemic. Clinically and pathologically, leukemia is subdivided into a variety of large groups. According to the blood cells affected and disease progression, leukemia is mostly composed of the following four types: chronic myeloid leukemia, or CML, acute myeloid leukemia, or AML, chronic lymphocytic leukemia, or CLL, and acute lymphocytic leukemia, or ALL.

Chronic myeloid leukemia (CML)

Chronic myeloid leukemia, or CML, also known as chronic myelogenous leukemia, chronic granulocytic leukemia and chronic myelocytic leukemia, is a rare cancer that is characterized by the increased and unregulated growth of myeloid cells in the bone marrow and the accumulation of these cells in blood and other organs. CML is divided into three phases: chronic phase, or CML-CP, accelerated phase, or CML-AP, and blast crisis phase, or CML-BP. Most patients with CML are diagnosed at the chronic phase. In the chronic phase, less than 10 percent of blood and bone marrow cells are immature white blood cells, also known as blasts. In the accelerated phase, the number of blast cells in the blood and bone marrow exceeds normal levels.

In Western countries, CML accounts for 15 to 25% of all adult leukemias and 14% of leukemias overall, including the pediatric population where CML is less common. In 2023, the global incidence of CML was approximately 51.6 thousand with a compound annual growth rate, or CAGR, of 3.2%, and it is projected that the incidence of CML will continue to grow up to 64.6 thousand in 2035. The global CML market was around US$12.3 billion in 2023 and is expected to grow to US$14.6 billion by 2035.

Acute lymphocytic leukemia (ALL)

Acute lymphocytic leukemia, or ALL, is a rare cancer characterized by a rapid increase and large numbers of immature or dedifferentiated blood cells, called lymphoblastic cells. These blood cells never grow up to function as normal cells due to DNA damage.

The incidence rate of ALL is closely related to age and gender. Around 60% of ALL cases are diagnosed before the age of 20, and compared to females, males are more likely to develop ALL. ALL primarily affects children, and is the most common type of childhood cancer. According to the American Cancer Society, or ACS, it is estimated that in 2024 there will be approximately 6,550 new cases of ALL (3,590 in males and 2,960 in females) and approximately 1,330 deaths from ALL (640 in males and 690 in females) in the United States. In pediatric patients, which account for approximately 50% of ALL cases, the chance of cure is approximately 80%. ALL can also occur in adults, though the prognosis is generally worse in older patients with approximately a 45 to 60% chance of cure and poorer prognosis in patients who are 60 years or older. According to ACS, about 80% deaths from ALL in the United States occur in adults. According to the F&S Report, the five-year overall survival rate is 40.0% in adults in the United States and is 17.6% in adults in China.

There was around 120.3 thousand new cases of ALL in 2023 with expected growth to 150.5 thousand in 2035. Since the molecular basis of ALL is complex, comprising of various genetic and environmental factors, the incidence of ALL will remain relatively stable in the future. The global drug market of ALL was around US$3.7 billion in 2023, and is expected to grow up to US$26.9 billion by 2035.

Philadelphia Chromosome-Positive Acute Lymphoblastic Leukemia, or Ph+ ALL, is the most common cytogenetic abnormality in adult patients with ALL, occurring in about 20% to 30% of all cases. It results from a reciprocal translocation between the ABL1 oncogene on the long arm of chromosome 9 and a breakpoint cluster region, or BCR, on the long arm of chromosome 22, resulting in a fusion gene, BCR-ABL1, that encodes an oncogenic protein with constitutively active tyrosine kinase activity. The incidence of Ph+ ALL increases with age, from less than 5% in younger children to 20% to 25% in older adults. There was around 18.3 thousand new cases of Ph+ ALL patients in 2023 with expected growth to 23.1 thousand in 2035.

Chronic lymphocytic leukemia (CLL) and small lymphocytic lymphoma (SLL)

Chronic lymphocytic leukemia, or CLL and small lymphocytic lymphoma, or SLL, are two slow-growing hematological malignancies commonly grouped together as a type of non-Hodgkin lymphoma. In CLL, the cancer cells starts in the bone marrow and slowly progresses to the blood, whereas in SLL, the cancer cells are primarily found in the lymph nodes and spleen, but both CLL and SLL behave similarly and are treated in the same way.

Although the exact causes of CLL and SLL are unknown, it primarily affects older populations and is among the most common leukemia subtypes in adults, accounting for a quarter of all leukemia cases in Western countries.

Advancements in basic research and targeted therapies have brought significant survival benefit to patients with CLL/SLL. Despite advancements in new targeted therapies, CLL/SLL still presents major clinical challenges and remains an urgent medical need for new treatment options that can offer both efficacy and safety.

According to ACS, it is estimated that in 2024 there will be approximately 20,700 newly diagnosed cases and 4,440 deaths from CLL in the United States. In China, CLL/SLL is occurring at a rapidly rising incidence rate, with a younger age of onset and higher aggressiveness, thus posing a serious threat to public health in the country with global incidence expected to increase to 119.5 thousand in 2035. The global CLL/SLL market was around US$9.4 billion in 2023 and is expected to grow to US$38.2 billion by 2035.

Acute myeloid leukemia (AML)

AML is a rapidly progressing hematological malignancy that typically affects older patients. According to ACS, it is estimated that in 2024 there will be approximately 20,800 newly diagnosed cases and 11,220 deaths from AML in the United States. The average age of diagnosis is currently at approximately 68 years of age but it can also occur in children. Variables that are used to predict a patient’s prognosis and influence treatment strategies include age, antecedent MDS, and cytogenetic abnormalities. Increasingly, there are also a number of identified mutations (such as CEBPA, c-KIT, FLT3, IDH1/2, KMT2A-r/MLL-r, and NPM1) that can impact prognosis. According to the F&S Report, the five-year overall survival rate is 26.0% in adults in the United States and is less than 20.0% in adults in China. The global incidence of AML is estimated to be 97.6 thousand as of 2023 and is expected to reach 122.1 thousand by the end of 2035.

It is estimated that, globally, there were 97.6 thousand new cases of AML in 2023, which is projected to increase to 122.1 thousand in 2035. The global AML market was US$3.9 billion in 2023 and is expected to grow up to US$10.8 billion by the end of 2035.

Myelodysplastic syndrome (MDS)

Myelodysplastic syndrome, or MDS, constitutes a broad spectrum of hematological malignancies. MDS results from clonal alterations in the bone marrow’s stem cells that can manifest as a variety of hematological abnormalities of varying severity. In some cases, the underlying cause of MDS is unknown, or primary MDS. More commonly, the condition develops following exposure to high doses of radiation, chemotherapy, or other toxins that damage the bone marrow stem cells. In about 1 in 3 patients, MDS can progress to AML. The incidence of MDS ranged from 0.22 to 13.2 per 100,000 population across different regions, age groups, genders, and ethnicities, and the incidence rate of it tend to be higher in more developed regions, such as North America, Europe, and Australia.

In 2023, there were around 94.9 thousand new cases of MDS worldwide. According to the F&S Report, the five- year overall survival rate is 31.3% in the United States and 27.0% in China. In Europe, there are an estimated 15,000 to 25,000 new cases diagnosed each year.

The global incidence of MDS is estimated to be 94.9 thousand as of 2023 and is expected to reach 104.1 thousand by the end of 2035.

Multiple Myeloma (MM)

Multiple myeloma, or MM, is a hematologic malignancy that results from an overproduction of plasma cells in the bone marrow. Normally, some B lineage cells mature into plasma cells whose sole function is to produce immunoglobulins, or Ig. In the case of MM, patients typically produce excessive amounts of a defective type of Ig called M protein that serves little function in protecting the host. However, these IgM-producing myeloma cells proliferate quickly and can crowd normal cells out of the marrow. As a result, hematopoietic deficiencies can develop, leading to anemia, leukopenia, thrombocytopenia, and a dependence on blood or platelet transfusions.

It is estimated that there are approximately 191.8 thousand new cases of MM globally in 2023, and the number of new cases is projected to increase to 257.9 thousand in 2035. According to the F&S Report, the five-year overall survival rate is 55% in adults in the United States and is 33.7% in adults in China.

The global drug market of MM was around US$25.4 billion in 2023, and is expected to grow up to US$75.8 billion by 2035.

Our first lead asset: olverembatinib

Our first lead asset, olverembatinib, is a novel, next-generation TKI. Olverembatinib is the first BCR- ABL1 inhibitor approved in China for the treatment of patients with CML-CP with T315I mutations, CML-AP with T315I mutations and CML-CP that is resistant or intolerant to first and/or second-generation TKIs. We believe that olverembatinib, with its real-world patient data in China, where it is approved, has the potential to be a global drug for CML and Ph+ ALL.

In January 2023, olverembatinib was included in China’s 2022 NRDL for the indications of T315I-mutant CML-CP and T315I-mutant CML-AP. In December 2023, olverembatinib was included as an Emerging Treatment Option in the 2024 NCCN guidelines for the management of CML and was recommended in the CSCO guideline for the treatment of Ph+ ALL. Olverembatinib was included in 2025 version of “Chinese Guidelines for Integrated Cancer Diagnosis and Treatment (CACA)” and 2024 version of “CSCO guideline for Diagnosis and Treatment of Hematological Malignancies” for the treatment of CML and Ph+ ALL. In July 2024, olverembatinib was approved by the Pharmaceutical Administration Bureau (ISAF) of the Macau Special Administrative Region of the People’s Republic of China for the treatment of adult patients with TKI-resistant CML-CP or CML-AP harboring the T315I mutation and adult patients with CML-CP resistant to and/or intolerant of first- and second-generation TKIs. Starting in 2025, all approved indications are covered by the NRDL in China, which further bolster the affordability and accessibility of the drug in China.

To date, the FDA has granted four ODDs to olverembatinib, including for CML, ALL, AML and GIST, and FTD for the treatment of CML in patients with certain genetic markers who have failed to respond to prior TKIs. Olverembatinib was also granted an Orphan Designation by the European Medicines Agency, or EMA, for the treatment of CML. Previously, olverembatinib was accepted by the CDE breakthrough therapy designation, or BTD, for the treatment of patients with SDH-deficient GIST who had received prior frontline treatment as well as newly diagnosed Ph+ ALL patients.

We are currently conducting an FDA-regulated registrational Phase 3 trial, POLARIS-2, of olverembatinib as a monotherapy for CML, and subject to the trial’s successful completion, we plan to submit an NDA to the FDA in 2026 and pursue approvals in other key geographics. In parallel, we are pursuing label expansion of olverembatinib in a registrational Phase 3 trial, or POLARIS-1, in combination with chemotherapy for the treatment of frontline Ph+ ALL and a second registrational Phase 3 trial, or POLARIS-3, as a monotherapy for SDH-deficient GIST. We plan to submit an NDA to the CDE for POLARIS-1 in 2026.

Summary of key completed and ongoing clinical trials for olverembatinib

Note:

1	The globe icon as used in this table refers to trials that are currently taking place in two or more countries. The U.S. flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States. The China flag refers to trials for which we have conducted or currently conduct only in China.

Current treatment paradigm and its limitations

Historically, the standard of care for CML and ALL was chemotherapy, which involves the use of cytotoxic drugs to kill cancer cells. However, chemotherapy alone was not curative and had limited effectiveness in controlling the disease. The introduction of TKIs revolutionized the treatment of CML and ALL. BCR-ABL1 is a leukemia-causing fusion gene that produces a dysfunctional protein called “BCR-ABL1 tyrosine kinase” that is biologically active, leading to the abnormal regulation of cell growth and survival and is associated with CML and certain types of ALL. TKIs are targeted therapies that are designed to specifically inhibit the BCR-ABL1 tyrosine kinase. Imatinib, or GLEEVEC, the first TKI approved by the FDA for CML, was highly effective initially but many CML and ALL patients developed resistance or intolerance. To address this, a number of second-generation TKIs were developed but many patients also developed resistance or intolerance. Notably, first and second-generation TKIs have not been able to address patients with CML with T315I mutations, which was associated with rapid progression and limited survival. Although second-generation TKIs are widely used with an estimated US$5.5 billion in annual sales in 2023 according to the F&S Report, there remains significant unmet medical need for CML.

More recently, third-generation TKIs have been developed to further enhance treatment outcomes. Ponatinib, or ICLUSIG, was approved by the FDA in December 2012 for the treatment of CML and Ph+ ALL in patients who are resistant or intolerant to prior generations of TKIs, or in cases where T315I mutations are present. However, ponatinib has been reported to cause severe thrombosis and is currently carrying a Black Box warning required by the FDA due to the excessive rate of vascular events (>27%), occurrence of heart failure (8%) and serious liver toxicity. For serious non-hematologic adverse events related to ponatinib, the FDA label recommends modifying the dose or stopping treatment. Dose modifications include decreasing dose by 15 milligrams (mg) from the recommended starting dose of 45 mg for each occurrence of an adverse event. A ponatinib dose-ranging study in CML-CP patients showed a dose-dependent reduction in response and concluded that the benefit/risk of dose reduction should be carefully assessed, especially among patients with T315I mutations. Despite these safety and efficacy trade-offs, ponatinib remains one of the only two approved drugs in the United States for patients with CML with T315I mutations and costs more than US$200,000 per person per year. However, the U.S. patent for ponatinib is expected to expire in December 2026 and EU patent is expected to expire in June 2028.

Asciminib, or SCEMBLIX, is an ABL1 allosteric inhibitor that was approved by the FDA in October 2021 for the treatment of CML-CP (following treatment with 2 prior TKIs) and for the treatment of CML-CP with T315I mutations. Asciminib is mechanistically different than other TKIs in that it binds to the myristoyl pocket of the BCR-ABL1 protein instead of binding to the ATP-binding site of the kinase domain of the protein similar to other TKIs. However, patients with T315I mutations must receive 200 mg of asciminib twice daily, which is five times the regular dosage of asciminib for patients with CML without T315I mutations, and costs close to US$1 million per person per year. Asciminib also has challenges with some specific compound mutations.

Despite the availability of ponatinib and asciminib, CML, whether with or without the T315I mutations or multiple and/or compound mutations, remains stubbornly resistant to approved therapies. Therefore, there remains a significant global unmet medical need and demand for more safe and effective therapies for patients with CML.

Our solution: Olverembatinib

Our first lead asset, olverembatinib, is a novel next-generation TKI targeting multiple tyrosine kinases, including BCR-ABL1 mutants and multiple and/or compound mutations.

Mechanism of action

BCR-ABL1 is a fusion gene that occurs when pieces of chromosomes 9 and 22 break off and trade places, during cell division. Part of the ABL1 gene on chromosome 9 fuses to part of the BCR gene on chromosome 22. The new shorter chromosome 22 is called a “Philadelphia chromosome.” This abnormal gene produces the BCR-ABL1 protein, which is constantly active, acts upon a number of intracellular signal transduction pathways, and causes greater cell division and inhibiting apoptosis, which is programmed cell death. Cells with BCR-ABL1 tend to grow abnormally and divide out of control rather than undergo cell death. As a result, BCR-ABL1 is associated with CML, Ph+ ALL and some cases of AML.

Inhibition of BCR-ABL1 can block the abnormal cellular proliferation associated with disease and can subsequently trigger cell death. However, some BCR-ABL1 mutants, such as the T315I mutant type, have or can confer mutations that disrupt the binding of first and second generation TKIs, leading to resistance and allowing cancerous cells to survive and further proliferate.

Olverembatinib has a particularly high binding affinity for BCR-ABL1 and has been demonstrated to inhibit both the wild-type and the T315I mutant type of BCR-ABL1 triggering apoptosis of cancerous cells. Olverembatinib has also been shown to have a strong binding affinity to a number of other kinase targets, such as KIT, which has been implicated in SDH-deficient GIST.

Mechanism of Action of Olverembatinib

Our in vitro anti-proliferation assays of common BCR-ABL inhibitors and olverembatinib demonstrated that olverembatinib has strong inhibition of TKI kinase activity for the majority of BCR-ABL mutations, including T315I mutations, as well as multiple compound mutations. In this non-clinical study, we developed cell lines each with one of the common BCR-ABL mutations listed in the figure below, and incubated the cells with one of the six BCR-ABL inhibitors listed in the figure below at varying concentrations. Inhibition of kinase activity was determined by cell death—the dosage of BCR-ABL inhibitor needed to reach IC50 (50% cell death) is inversely correlated with strength of inhibition, shown by boxes highlighted in green. BCR-ABL inhibitors with less apoptotic activity required higher concentrations, which are highlighted in red.

Olverembatinib Demonstrates Strong Inhibition Kinase Activity of BCR-ABL Mutations

Key clinical results

Olverembatinib has demonstrated a series of clinical data to date, as summarized below.

●	Olverembatinib as a monotherapy in patients with CML-CP showed:

●	73% of patients from our Phase 1 clinical trial for CML-CP have remained on the therapy with increasing response rates and decreasing TRAEs over time, see “1. Long-term durability of response in TKI-resistant CML”;

●	event-free survival, or EFS, was increased to 21.22 months in CML-CP patients who were resistant and/or intolerant to 3 TKIs who received olverembatinib compared to 2.86 months for those patients who were treated with the best available therapy, or BAT, while also demonstrating higher cumulative response rates and longer durations of responses, see “2. Significantly improved EFS in CML-CP resistant and/or intolerant to 3 TKIs”; and

●	a majority of ponatinib- and asciminib-resistant CML-CP patients achieved CCyR regardless of T315I mutation status, see “3. Clinical benefit in patients with ponatinib- and asciminib-failed CML-CP and Ph+ ALL.”

●	74.1% CCyR and 40.6% MMR in CP-CML. See “4. Clinical benefit as a Second-Line Therapy in Patients with Chronic Phase-Chronic Myeloid Leukemia”.

●	Olverembatinib as a monotherapy or combination therapy adult and pediatric patients with Ph+ ALL showed:

●	88.9% of patients with newly diagnosed Ph+ ALL treated with olverembatinib in combination with venetoclax achieved a complete molecular response, or CMR, see “5. Combination with venetoclax can permit reduced-chemotherapy for newly diagnosed Ph+ ALL”;

●	100% overall response and 84% CMR achieved in patients with newly diagnosed Ph+ ALL treated with olverembatinib in combination with vindesine and prednisone, see “6. Combination with VP Regimen as frontline therapy for Ph+ ALL”;

●	100% CR achieved in patients with Ph+ ALL treated with olverembatinib and chemotherapy as an alternate frontline therapy for Ph+ ALL, see “7. Combination with pediatric-inspired chemo protocol for Ph+ ALL”;

●	100% CR in patients with newly diagnosed Ph+/Ph-like ALL treated with olverembatinib in combination with blinatumomab, see “8. Combination with blinatumomab as a potential chemo-free, frontline therapy for Ph+/Ph-like ALL”; and

●	80% CR in pediatric patients with relapsed Ph+ ALL treated with olverembatinib, see “9. Potential for the treatment of pediatric patients with relapsed Ph+ ALL.”

●	33.3% and 83.3% of patients with R/R Ph+ ALL achieved CR, see “10. Clinical benefits Olverembatinib in Combination with Lisaftoclax as a Chemotherapy-Free Regimen for Children with R/R Ph+ ALL.”

●	Olverembatinib has also shown potential benefit in SDH-deficient GIST. Although the treatment of GIST has been significantly improved with the advent of TKIs, many patients with SDH-deficient GIST present with multifocal and multinodular disease that is resistant to most TKIs. Pre-clinical and early clinical data using olverembatinib for the treatment of SDH-deficient GIST are exhibiting promising signals of potency and clinical response, see “11. Antitumor activity in TKI-resistant SDH-deficient GIST.”

All of the results presented above and below (other than “3. Clinical benefit in patients with ponatinib- and asciminib-failed CML-CP and Ph+ ALL”) in this section “Key Clinical Results” include data from trials conducted outside of the United States. To the extent the trials were conducted outside of the United States, the FDA may not accept such data and additional trials may be required, resulting in additional cost and time.

1. Long-term durability of response in TKI-resistant CML

Updated results from a five-year follow-up from our first-in-human, or FIH, Phase 1 clinical trial of olverembatinib for the treatment of TKI-resistant CML presented at the 2022 American Society of Hematology (ASH) Annual Meeting demonstrated olverembatinib’s long-term durability of response. This open-label, multi-center Phase 1/2 dose escalation and expansion trial in China evaluates the safety and efficacy of olverembatinib in adults with CML-CP or CML-AP that was resistant or intolerant to first- or second-generation TKIs. Olverembatinib was administered orally once every other day in 28-day cycles in 11 dose cohorts ranging from 1 to 60 mg.

Demographics. As of April 30, 2022, the data cutoff date, 86 patients with CML-CP and 15 patients CML-AP were enrolled and treated with olverembatinib with a median (range) duration of 44.7 (1.2-63.1) months. 84 (83.2%) patients had previously received at least two lines of TKIs and 63 (62.4%) had a T315I mutation. At baseline, compound mutations were detected in 12 (11.9%) patients, of whom 8 (66.7%) had a T315I mutation. A total of 20 (19.9%) patients had at least two mutations, with 7 (7%) patients having three or more mutations. Cumulative median (range) drug exposure was 20,175 (660-34,395) mg of olverembatinib.

Cumulative Incidence of Achieving Responses (patients receiving at least 30 mg olverembatinib)

Efficacy results. Therapy responses increased over time and correlated with favorable long-term outcomes. Of patients with CML-CP dosed with at least 30 mg olverembatinib, 80%, 71% and 55% experienced major cytogenetic responses, or MCyR, CCyR and MMR, respectively. Of the CML-AP patients dosed with at least 30 mg of olverembatinib, 40% each for MCyR, CCyR and MMR. Of evaluable patients with T315I mutations, 100% of those with CML-CP experienced CHR, with 83.7% and 73.1% experiencing MCyR and MMR, respectively, and 80.0% of those with CML-AP experienced CHR with 54.5% each for MCyR and MMR.

PFS in patients dosed with at least 30 mg of olverembatinib

Progression free survival, or PFS, at 48 months was 88.6% and 50.0% for patients with CML-CP and CML-AP, respectively, who were dosed with at least 30 mg of olverembatinib.

In the twelve patients with compound mutations, next-generation sequencing confirmed that seven (58.0%) experienced MMR and three (25.0%) experienced MR, which is a deeper response than MMR.

At the last follow-up, three patients had progressed to CML-AP or CML-BP and died, and seven remained on olverembatinib. One patient had a MMR and two each had CHR, CCyR or MR.

Decreasing Prevalence of TRAEs over Time

Safety results. Olverembatinib was well tolerated. The prevalence of most TRAEs decreased over time. As of September 30, 2022, 73% of patients with CML-CP remained on therapy. Most TRAEs were grade 1 or 2. The most frequent non-hematologic AEs were grade 1 or 2 skin hyperpigmentation (85.1%). Non-hematologic AEs that were grade 3 or greater include hypertriglyceridemia (10.9%), pyrexia (6.9%), and proteinuria (6.9%). The common hematologic TRAE was thrombocytopenia, which was observed in 79 (78.2%) patients, including 52 (51.5%) with grade 3 or higher and 7 (6.9%) with serious AEs. Leukopenia was grade 3 or higher in 21 (20.8%) patients but not serious, while anemia was grade 3 or higher in 17 (16.8%) patients and serious in 4 (4.0%).

2. Significantly improved EFS in CML-CP resistant and/or intolerant to 3 TKIs

Interim results from our registrational Phase 2 trial for olverembatinib at the 2023 ASH Annual Meeting demonstrated significantly improved EFS for patients with CML-CP that were resistant and/or intolerant to 3 TKIs. Based on results of this trial, olverembatinib was approved in China for adult patients with CML-CP that were resistant and/or intolerant to first and second generation TKIs. This multi-center, randomized, registrational Phase 2 trial (NCT04126681) in China evaluated the efficacy and safety of olverembatinib compared with the best available therapy, or BAT, in patients with CML-CP that were resistant and/or intolerant to the following three TKIs, imatinib (I), dasatinib (D), and nilotinib (N). Patients were randomized 2:1 to receive 40 mg of olverembatinib every other day or receive BAT, which could be any of the following at the investigator’s choice: the I, D, or N TKIs, interferon, hydroxyurea, and/or HHT. The primary endpoint was EFS, which is defined as the time between randomization and the earliest of: progression of CML-CP to CML-AP or CML-BP, mortality, relapse; treatment failure (defined as no CR within 3 cycles), loss of CHR, and determination of treatment intolerance by investigator and trial sponsor.

Demographics. As of October 17, 2023, the data cutoff date, a total of 144 patients were enrolled with 96 receiving olverembatinib and 48 receiving BAT. A total of 129 patients (89.6%) were previously treated with at least three TKIs (IDN). 15 patients (10.5%) with a T315I mutation received at least one TKI, of whom nine (6.3%) received two TKIs. Median (range) follow-up was 12.67 (0.0-40.9) and 2.94 (0.0-40.4) months in the olverembatinib and BAT arms, respectively. A total of 66 (45.8%) patients had at least one BCR-ABL1 mutation and 39 (27.1%) had a T315I mutation.

EFS at 12, 24, and 36 Months in TKI-resistant CML-CP patients

Efficacy results. In patients with TKI-resistant and/or intolerant CML, the olverembatinib arm achieved significant improvement in EFS (HR=0.4, 95% CI 0.3,0.5), p<0.0001, compared with the BAT control arm, thus reaching the primary endpoint of the trial. The median (range) EFS, as of April 30, 2023, was 21.22 (95% CI, 10.15-NR) months in the olverembatinib arm compared 2.86 (95% CI 2.53-4.73) months in the BAT arm (p<0.001; HR, 0.352; 95% CI, 0.228-0.545). Compared with the BAT control arm, olverembatinib reduced the event risk by 65%, as of an April 30, 2023 data cut.

In addition, the olverembatinib arm has shown a higher cumulative response rate and longer durations of responses. As of October 17, 2023, the data cutoff date, the olverembatinib arm, estimated EFS at 12, 24 and 36 months was 59% (95% CI, 48-68), 47% (95% CI, 36-57), and 47% (95% CI, 36-57), respectively. In the BAT group, it was 26% (95% CI, 15-39), 17% (95% CI, 8-29), and 17% (95% CI, 8-29), respectively. Median overall survival, or OS, was not reached, or NR, in either group. In the ITT efficacy group, among those treated with olverembatinib, 51/60 (85%) patients achieved a CHR; 42/88 (47.7%) MCyR; 32/88 (36.4%) CCyR; and 24/88 (27.3%) MMR. In the BAT group, 8/23 (34.8%) patients achieved a CHR, 11/37 (29.7%) MCyR, 6/37 (16.2%) CCyR, and 3/37 (8.1%) MMR.

Among the 48 patients in the BAT arm, 35 (73%) patients were crossed-over to received olverembatinib after reaching the primary endpoint (25/35 patients were crossed-over 3 months prior to this trial).

Safety results. The median (range) duration of treatment was 21.4 (0.6-44.2) months for olverembatinib and 2.9 (0.2-40.5) for BAT. 85.4% of patients treated with olverembatinib and 67.4% of patients treated with BAT experienced AEs of grade 3 or more. The incidence of hematologic AEs, grade 3 or higher, in the olverembatinib arm declined over time as the treatment went on, and the incidence of non-hematologic AEs, grade 3 or higher, did not increase as the treatment continued. As of October 17, 2023, a total of 98 patients (58.3% patients in the olverembatinib arm and 87.5% patients in the BAT group) discontinued therapies due to disease progression/ treatment failure (13.5% vs 45.8%), AEs (28% vs 31.3%), consent withdrawal (9.4% vs 2.1%), poor compliance (3.1% vs 2.1%), death (1% vs 2.1%), drop-out from follow-up (0%-2.1%), and other reasons (3.1% vs 2.1%).

3. Clinical benefit in patients with ponatinib- and asciminib-failed CML-CP and Ph+ ALL

Interim results from our Phase 1b clinical trial of olverembatinib being presented at the 2024 Hybrid Congress of the European Hematology Association, or EHA, demonstrated favorable clinical benefit and tolerability in heavily pretreated patients with TKI-resistant CML and Ph+ ALL. The results were also published on JAMA Oncology in November 2024. This FDA-regulated, multi-center, open-label, randomized Phase 1b trial (NCT04260022) is evaluating the safety, efficacy and pharmacokinetics, or PK, of olverembatinib. The IND for this trial was submitted to the FDA on June 10, 2019. In the monotherapy cohort, patients with CML-CP, CML-AP, CML-BP or Ph+ ALL who have resistance or intolerance to at least two BCR-ABL1 inhibitors, particularly patients who were previously treated with ponatinib or asciminib, or have a T315I mutation, were enrolled and randomized to receive olverembatinib every other day at 30, 40, or 50 mg, in 28-day cycles.

Demographics. As of January 2, 2024, the data cutoff date, 80 patients were enrolled, including 62 (77.5%) with CML-CP. The median (range) age was 54 (21-80) years, and 57.5% of patients were male. 14 (17.5%), 22 (27.5%), and 43 (53.8%) patients had received 2, 3, and at least 4 TKIs, respectively. A total of 46 (57.5%) patients were previously treated with ponatinib, of whom 32 were resistant and 10 were intolerant to the drug. A total of 25 (31.3%) patients were previously treated with asciminib, of whom 19 were resistant and 4 were intolerant to the drug. At baseline, 25 patients with CML-CP or Ph+ ALL, respectively, had a T315I mutation, including 4 (5%) who also had other mutations. 34 (42.5%) had hypertension and 12 (15%) had other cardiovascular comorbidities. The median (range) duration of follow-up was 48.9 (4-179) weeks. PK analysis showed that patients in this population had similar profiles to historical PK data from our FIH trial on Chinese patients.

Olverembatinib monotherapy in heavily pre-treated CML-CP Patients

Efficacy results. Olverembatinib was well tolerated at doses up to 50 mg every other day in heavily pretreated patients with CML-CP or Ph+ ALL, including disease that was resistant or intolerant to ponatinib or asciminib, regardless of T315I mutation status. 31 (60.8%) of the 51 CML-CP patients evaluable for cytogenetics achieved CCyR, and 25 (42.4%) of the 59 CML-CP patients evaluable for molecular response achieved a major molecular response (MMR); similar response rates were observed despite T315I mutation status. In the 19 evaluable patients who were ponatinib-resistant (but not ponatinib-intolerant), CCyR and MMR rates were 52.6% (10/19) and 42.9% (9/21), respectively; and in the 8 evaluable patients who were asciminib-resistant (but not asciminib- intolerant), CCyR and MMR rates were 50% (4/8) and 33.3% (4/12), respectively.

Safety results. 15 patients with CML-CP and 12 with Ph+ ALL discontinued treatment. A total of 60 (75%) patients experienced TRAEs after receiving olverembatinib, most of which were grade 1 or 2 and clinically manageable, with no TRAEs leading to death. 32 (40%) patients experienced grade 3 or 4 TRAEs, with only thrombocytopenia and elevated blood creatine phosphokinase having greater than 10% incidence. 12 (15%) patients experienced treatment-related serious AEs, or TR SAEs, with only neutropenia and elevated blood creatine phosphokinase having greater than 2% incidence. Three patients (3.8%) had treatment-related arterial occlusive events that were non-SAEs: on each with angina pectoris, brachiocephalic arteriosclerosis and embolism.

Recent developments. In a 1.5 year follow-up update presented at the 2024 American Society of Hematology, or ASH, Annual Meeting and Exposition, olverembatinib in patients with heavily pretreated CML-CP including those who were resistant/intolerant to ponatinib and asciminib continued to demonstrate that olverembatinib was well tolerated and showed strong and durable antileukemic activity in these patients. 52.2% and 47.8% of the 23 evaluable patients who were ponatinib-resistant achieved CCyR and MMR, respectively. 30.8% (4 of 13) and 26.7% (4 of 15) of the evaluable asciminib-resistant patients achieved CCyR and MMR, respectively.

4. Clinical benefit as a Second-Line Therapy in Patients with Chronic Phase-Chronic Myeloid Leukemia

Updated results from a single-arm, multicenter, open-label phase 2 study presented in December 2024 as the ASH Annual Meeting demonstrated that olverembatinib may provide an effective and safe treatment option for patients with second-line CP-CML, especially those who have failed on second-generation TKIs in the first-list setting.

As of November 15, 2024, the study enrolled a total of 43 patients with non–T315I-mutant CML-CP. These patients received orally administered olverembatinib 40 mg every other day (QOD) in 28-day cycles.

Efficacy results.

●	At data cutoff, 74.1% (20/27) of patients achieved a complete cytogenetic response (CCyR) and 40.6% (13/32) achieved a major molecular response (MMR). The CCyR and MMR rates evaluated at the end of Cycles 6, 9, 12, and 18 were 45.5% and 28.7%, 57.2% and 32.0%, 61.1% and 32.0%, and 68.9% and 40.7%, respectively, suggesting that efficacy improved over time.

Safety results.

●	The median (range) treatment duration was 16.0 (2-18) months. A total of 41 (95.3%) patients experienced any-grade treatment-related adverse events (TRAEs), of whom 21 (48.8%) had grade ≥ 3 treatment-related adverse events (TRAEs) and 6 (14.0%) had olverembatinib-related serious AEs (SAEs). No Only 1 patient had grade 1 hypertension possibly related to the study drug. No arterial occlusive event (AOE) and no venous thromboembolism event (VTE) were reported. No new safety signals emerged with olverembatinib treatment as compared with those previously reported.

5. Combination with venetoclax can permit reduced-chemotherapy for newly diagnosed Ph+ ALL

Interim results from a single-arm Phase 2 trial presented at the 2023 ASH Annual Meeting demonstrated that olverembatinib in combination with venetoclax can allow for reduced-intensity chemotherapy in newly diagnosed Ph+ ALL. This single-arm, Phase 2 trial (NCT05594784) in China enrolled patients of at least 14 years of age with newly diagnosed Ph+ ALL. Patients were treated with a combination of 40 mg of olverembatinib once every other day, an increasing dosage of venetoclax (100 mg on day 1, 200 mg on day 2, 400 mg on days 3 to 28), 1.4 mg/m2 vincristine (maximum dose 2 mg) on days 1, 8, 15, 22, and 60 mg/m2 prednisone on days 1 to 14; 40 mg/m2 on days 15 to 28 in cycle 1. In cycles 2 and 3, patients received oral treatment with 400 mg of venetoclax daily for 7 days, 40 mg of olverembatinib every other day and 60 mg/m2 prednisone daily for 7 days. Cycles were repeated every 28 days. For patients achieving a CMR, olverembatinib dose was reduced to 30 mg every other day in cycles 2 or 3. Routine triple intrathecal injection (10 mg methotrexate, 50 mg cytarabine, and 10 mg dexamethasone, or DXMS) was performed to prevent central nervous system involvement. The selection of subsequent treatment was determined based on the patient’s molecular response at three months and the availability of a donor. The primary endpoint of this trial was the CMR rate at 3 months. The key secondary endpoints included OS, EFS and safety evaluation.

Best Response, CMR Rates and OS of Olverembatinib and Venetoclax in newly diagnosed Ph+ ALL

Efficacy results. As of October 30, 2023, the data cutoff date, a total of 45 patients were enrolled and completed 3 cycles of treatment. The regimen resulted in high rates of CR, CRi and CMR in the absence of intensive chemotherapy or immunotherapy. 100% of patients achieved CR or CRi by the end of cycle 1 with no tumor lysis syndrome, or TLS, or treatment-related deaths. At the end of cycle 1, 53.3% of patients achieved CMR with another 28.9% achieving MMR. At the end of cycle 3, 62.2% achieved CMR and 31.1% achieved MMR. 88.9% achieved CMR over the course of the treatment. No patients developed relapses as of the data cutoff date.

Safety results. The regimen was well tolerated. Most adverse events were grade 1-2. The demand for transfusion and the incidence of infections significantly decreased compared to our historic data treating with intensive chemotherapy plus TKIs. No patient discontinued olverembatinib or venetoclax due to toxicity.

6. Combination with VP Regimen as frontline therapy for Ph+ ALL

Interim results from a clinical trial of olverembatinib in combination with vindesine and prednisone presented at the 2023 ASH Annual Meeting demonstrated potential for frontline treatment in newly diagnosed patients Ph+ ALL with early achievement of a high CMR rate.

In this clinical trial in China, adult patients with newly diagnosed Ph+ ALL were sequentially enrolled in order to evaluate the safety and efficacy of olverembatinib in combination with vindesine and prednisone. The patients received three 28-day cycles of 40 mg olverembatinib every other day, 4 mg vindesine on days 1, 8, 15 and 22 and 1 mg/kg prednisone on days 1 through 21 and 0.5 mg/kg for days 22 to 28 (collectively the OVP regimen). Twelve intrathecal injections of cytarabine alternating with methotrexate were designed as central nervous system prophylaxis in the following therapy after the diagnosis.

Efficacy results. As of July 21, 2023, the data cutoff date, 24 (96%) of the 25 patients who had completed at least one cycle of the OVP regimen achieved CR and the remaining patient (4%) achieved CR with platelet recovery, or CRp, resulting in a 100% overall response at the end of the first cycle. 19 (82.6%) of the 23 patients who had completed three cycles of the OVP regimen achieved CMR, of which one achieved CMR after the first cycle and another achieved CMR after the second cycle. The remaining four patients were undergoing induction therapy. The total CMR rate was 84% (21/25) at any time, and 36% (9/25), 76% (19/25) and 82.6% (19/23) at 4, 8 and 12 weeks, respectively. Median follow up at 241 days showed that all patients survived without relapse except for one patient who died within one month after transplantation.

Safety results. The most common non-hematology AE was liver function damage, manifested as elevated alanine transaminase, most of which were mild. AE events that were grade 3 or greater included two cases of elevated alanine transaminase, three cases γ-GT elevation and two cases of triglyceride elevation. All other AEs were mild and less than grade 3. A few patients demonstrated elevation in liver function tests, or LFTs.

7. Combination with pediatric-inspired chemo protocol as potential frontline treatment for Ph+ ALL

Preliminary results from a clinical trial in China presented at the 2023 EHA Hybrid Congress evaluated the combination of olverembatinib with a pediatric-inspired chemotherapy regimen, or PDT-ALL-2016. Patients received three courses or less of chemotherapy according to the PDT-ALL-2016 protocol with olverembatinib administered orally at 40 mg once every other day.

Increasing Rate of Molecular Response Over Three Months

CMR
Non-CMR
100%
80%
60%
40%
20%
0%
84.6%
15.4%
61.5%
38.5%
38.7%
61.3%
15.4%
84.6%
Day 14
Day 30
Day 60
Day 90

Demographics. As of December 14, 2022, the data cutoff date, 16 adults diagnosed as Ph+ ALL with a median (range) age of 42 (16-64) years were enrolled.

Efficacy results. All 13 (100%) patients with the requisite treatment duration achieved complete remission, representing an overall response rate of 100%. The rate of CMR increased over time, from 15.4% on day 14 to 84.6% by day 90. mOS was not reached.

Safety results. Overall, the results of the trial demonstrated an acceptable safety profile. TKI related adverse events were observed only in three patients, including skin hyperpigmentation (2/13) and hypertension (1/13). A total of six patients (46.2%) received allo-hematopoietic stem cell transplantation, or HSCT, after treatment, and one died from pulmonary embolism after transplantation.

8. Combination with blinatumomab as a potential chemo-free therapy for Ph+/Ph-like ALL

Preliminary results from a clinical trial in China of olverembatinib in combination with a blinatumomab presented at the 2023 ASH Annual Meeting demonstrated a potential for a chemo-free treatment for Ph+ ALL and Ph-like ALL. In this trial, patients with Ph+/Ph-like ALL were treated with 40 mg of olverembatinib every other day and blinatumomab, administered for a total of two weeks followed by two weeks of break.

Demographics. In this trial, 13 patients with Ph+ or Ph-like ALL were enrolled, of which two patients in the Ph-like ALL group had TEL-ABL and EBF1-PDGFRB fusion gene. Five of the patients, with a median age of 58 years, received at least two cycles, whereas eight patients, with a median age of 34.5 years, received one cycle before HSCT.

Increasing Rate of Molecular Response Over Three Months

Efficacy results. With a median follow-up of seven months, all patients (100%, 13/13) achieved complete remission after one cycle. Among them, nine patients (72.7%) achieved CMR after one cycle, and ten patients (90.1%) after two cycles. Notably, all 13 patients achieved CMR within three months of olverembatinib and blinatumomab treatment. The 6-month OS rate was 100% and the 6-month EFS rate was 87.5%.

Safety results. The regimen was overall well tolerated with minimal adverse events, both in terms of hematologic and non-hematologic toxicities. Importantly, there were no interruptions in dosing of olverembatinib during treatment while no cardiovascular adverse events were observed.

9. Potential for the treatment of pediatric patients with relapsed Ph+ ALL

Results from a retrospective study of the efficacy and safety profile of olverembatinib treatment in six children with relapsed Ph+ ALL was published in June 2023 demonstrating potential for complete remission.

Demographics. In this study, the clinical data of seven pediatric patients were collected from three medical centers in China from December 2021 to February 2023 where olverembatinib was used off-label in these patients with approval of institutional review boards. The average (range) age of the patients was 12.9 (5-17.6) years. Five patients with Ph+ ALL had BCR::ABL1 p190 fusion and one had an e1a3 fusion transcript. One patient with T-ALL had the NUP214::ABL1 fusion. No patients had the ABL kinase domain mutation.

Treatment. The six patients with Ph+ ALL had received olverembatinib after prior treatment with intensive chemotherapy and dasatinib (plus flumatinib and ponatinib in one patient), with four in first relapse and one each at second or third relapse. Olverembatinib was given every other day with dosage based on body weight, with the median (range) duration of treatment at 70 (4-340) days and the median (range) cumulative dose was 600 (80-3810) mg. Some patients received concurrent cytotoxic chemotherapy. After olverembatinib therapy, two received CAR-T therapy followed by HSCT, two received solely HSCT and one received solely CAR-T therapy.

Efficacy results. Complete remission with negative minimal residual disease, or MRD, level (<0.01%) was achieved in four of the five evaluable patients, two of whom were treated with olverembatinib as a single agent. One patient was excluded as they took two doses of olverembatinib. Another patient as excluded as she received the drug while she was in remission.

Safety results. The safety profile in the six evaluable patients was good with grade 2 extremity pain occurring in two patients and grade 2 myopathy of lower extremity and grade 3 fever in one patient each. These adverse reactions were all relieved by relieved by symptomatic therapy or a reduction in drug dose, and no patient required cessation of olverembatinib.

10. Clinical benefits of Olverembatinib in Combination with Lisaftoclax as a Chemotherapy-Free Regimen for Children with R/R Ph+ ALL

Updated results from an open-label, Phase Ib study presented in December 2024 as the ASH Annual Meeting demonstrated efficacy and pharmacokinetic (PK) profile of olverembatinib alone or combined with lisaftoclax in children and adolescents with R/R Ph+ ALL.

From September 2022 to June 2024, a total of 10 patients were enrolled. The median (range) age was 13.0 (11-15) years, and 6 patients were male. The median (range) body weight was 49.85 (35.9-86.0) kg.

Efficacy results.

Among 6 patients evaluable for morphologic responses, 2 patients achieved CRs with incomplete count recovery (CRis), 2 achieved partial responses (PRs) at the end of olverembatinib monotherapy (EOM), resulting in an ORR (CR+CRi) of 33.3%; and 5 (83.3%) patients achieved CRs at the end of olverembatinib and lisaftoclax combination course (EOC). In the 7 patients who were evaluable for molecular responses, 5 (71.4%) achieved MRD negativity, of which 1 was at EOM and 4 at EOC.

Safety results.

6 of 10 patients experienced grade ≥ 3 hematologic TEAEs, including anemia (3/10), neutropenia (7/10), and thrombocytopenia (3/10); 1 patient had grade 3 alanine aminotransferase increase leading to treatment discontinuation, and 1 patient discontinued the trial after experiencing a seizure at C1D1.

11. Antitumor activity in TKI-resistant SDH-deficient GIST

Updated interim results from our Phase 1 trial presented in June 2024 as the ASCO Annual Meeting demonstrated antitumor activity of olverembatinib in SDH-deficient GIST. We believe that our Phase 1 trial (NCT03594422) in China, where we are evaluating the safety and efficacy of olverembatinib in patients with TKI-resistant SDH-deficient GIST (confirmed by immunohistochemistry) as well as patients with other forms of GIST, paraganglioma and pancreatic cancer, is the largest prospective clinical trial evaluating a TKI for the treatment of patients with SDH-deficient GIST in the world to date.

As of December 27, 2023, the data cutoff date, 26 patients with SDH-deficient GIST had received at least one dose of olverembatinib. The median (range) age was 30 (13-5) years. Most of those patients had been treated with TKIs with 13 (50%) having received at least 3 TKIs previously. Olverembatinib was administered every other day in 28-day cycles with 14 patients getting 40 mg, and 6 each getting 30 or 50 mg. The median (range) treatment duration was 15.6 (1.8-42.3) months.

Median PFS of SDH-deficient GIST patients treated with olverembatinib is 25.7 months.

Efficacy results. The clinical benefit rate, or CBR, was 92.3%, including six patients who experienced partial response, or PR. The median PFS, or mPFS, was 25.7 months (95% CI: 12.9-NR).

Safety results. All patients experienced TEAEs, most were grade 1 or 2. 10 patients experienced grade 3 TEAEs, of which only two were treatment-related. No TR SAEs or deaths were reported.

Market Opportunities. Although gastrointestinal stromal tumors, or GIST, are the most common sarcoma type of the gastrointestinal tract, SDH-deficient GIST, which accounts for approximately 10% of all GISTs, is a rare cancer for which there is no effective standard clinical treatment. To date, surgery is the only potentially curative treatment option. Other therapeutic alternatives include systemic or targeted therapy, such as TKIs, have been used, but trials to date have shown limited response. In the National Comprehensive Cancer Network, or NCCN, guidelines, there is no preferred regimen for SDH-deficient GIST, thus indicating an urgent unmet medical need. Our analysis of SDH-deficient GIST tumor tissues showed the genes related to lipid uptake were upregulated and genes related to lipid synthesis were downregulated. We hypothesize that SDH-deficient GIST cells are more dependent on fatty acid uptake from the tumor microenvironment, and that olverembatinib is able to interfere with both lipid uptake and lipid synthesis, limiting tumor growth.

Olverembatinib Registrational Trials

We are currently conducting an FDA-regulated registrational Phase 3 trial, or POLARIS-2, of olverembatinib as a monotherapy for CML, and subject to successful completion, we plan to submit an NDA in 2026. We are also pursuing label expansion of olverembatinib in a registrational Phase 3 trial, or POLARIS-1, in combination with chemotherapy for the treatment of frontline Ph+ ALL and another registrational Phase 3 trial, or POLARIS-3, as a monotherapy for SDH-deficient GIST, and subject to successful completion of POLARIS-1, we expect to pursue approval for frontline Ph+ ALL in 2026.

POLARIS-1—Registrational Phase 3 trial for the treatment of newly diagnosed Ph+ ALL

In July 2023, we received clearance from the CDE to initiate our registrational Phase 3 trial (NCT06051409) of olverembatinib in combination with chemotherapy in patients with newly diagnosed Ph+ ALL, or POLARIS-1, which may potentially make olverembatinib the first TKI for frontline treatment of Ph+ ALL. This trial is currently being conducted in Australia and China.

Our multi-center, randomized, open-label, registrational Phase 3 clinical trial evaluates the efficacy and safety of olverembatinib combined with chemotherapy compared to imatinib combined with chemotherapy.

The primary endpoint will be MRD-Negative CR rate at the end of the third 28-day cycle.

We are currently enrolling patients in POLARIS-1, and we plan to complete enrollment in 2025 and submit an NDA to the CDE in 2026. If results are positive, we also plan to pursue approval from FDA to initiate a registrational trial in the United States.

POLARIS-2—Registrational Phase 3 trial for the treatment of CML-CP

In February 2024, we received clearance from the FDA to initiate our registrational Phase 3 trial (NCT06423911) of olverembatinib in CML-CP, both with and without T315I mutations, or POLARIS-2, the first registrational Phase 3 trial for olverembatinib in patients with CML-CP to be conducted, and we are pursuing clearance in multiple countries. The POLARIS-2 protocol was submitted under an existing IND that was initially submitted to the FDA on June 10, 2019.

Our multi-center, randomized, open-label, registrational Phase 3 trial has two parts. Part A is a randomized controlled study that evaluates the efficacy and safety of olverembatinib (investigational arm) compared to the efficacy and safety of bosutinib (control arm) in patients with CML-CP previously treated with at least two TKIs. Part B is a single arm study to evaluate the efficacy and safety of olverembatinib in patients with CML-CP with T315I mutations previously treated with at least one TKI and without other available effective treatment options.

The primary endpoint for both parts is MMR rate at 24 weeks, and the key secondary endpoint is MMR rate at 96 weeks.

We are currently enrolling patients in POLARIS-2, and we plan to complete enrollment in 2025 or early 2026 and submit an NDA in 2026.

POLARIS-3—Registrational Phase 3 trial for SDH-deficient GIST

In May 2024, we received clearance from the CDE to initiate our registrational Phase 3 trial of olverembatinib in patients with SDH-deficient GIST, or POLARIS-3, and we are pursuing clearance in multiple countries.

Our multi-center, randomized, open-label, registrational Phase 3 trial evaluates the efficacy and safety of olverembatinib in patients with SDH-deficient GIST who have undergone previous treatment. Adult patients will receive 40 mg of olverembatinib once every other day for 28 days.

The primary endpoint will be PFS rate at 13 months as evaluated by an independent review committee. Key secondary endpoints include CBR, overall response rate, time to relapse, duration of response, and OS.

We are currently enrolling patients in POLARIS-3 and plan to complete enrollment in 2025.

Our second lead asset: lisaftoclax

Our second lead asset, lisaftoclax, is a novel, oral Bcl-2 inhibitor developed to treat a variety of hematologic malignancies and solid tumors by selectively blocking Bcl-2 to restore the normal apoptosis process in cancer cells. In November 2024, we announced that our NDA was accepted with Priority Review designation by the CDE. As of December 31, 2024, more than 1,000 patients have been treated so far with lisaftoclax, among whom more than 500 patients have CLL/SLL. According to the F&S Report, this NDA is the second NDA filed in the world for a Bcl-2 inhibitor and the first in China for a Bcl-2 inhibitor for the treatment of patients with CLL/SLL that are resistant or intolerant to BTK inhibitors. If approved, we plan to launch in China in 2025 and pursue regulatory approvals in multiple countries. We believe that lisaftoclax, with its short half-life and potential for patient-friendly ramp-up schedule, has the potential to serve as a backbone molecule for combination therapies to treat many hematological malignancies, including and beyond CLL/SLL. Furthermore, FDA has granted five ODDs to lisaftoclax, including CLL, AML and MM.

In addition to the registrational Phase 2 trial for which we have submitted an NDA that was accepted with priority review by the CDE, we are currently conducting an FDA-regulated registrational Phase 3 trial, or GLORA, of lisaftoclax in combination with BTK inhibitors for patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal responses. In addition, we are pursuing approval of lisaftoclax in combination with acalabrutinib as the frontline treatment for CLL/SLL in a registrational Phase 3, or GLORA-2, trial, which is expected to complete enrollment by the end of 2025. We are also evaluating lisaftoclax in combination with AZA in two registrational Phase 3 trials, GLORA-3 and GLORA-4, as the frontline treatment of AML and HR MDS, and subject to successful completion, we plan to submit NDAs to the CDE in 2027. Other clinical trials of lisaftoclax are ongoing for MM and other hematological malignancies.

Summary of key completed and ongoing clinical trials for lisaftoclax

(1)	Registrational Phase 2 trial completed with NDA submitted and accepted with priority review by CDE in 2024.
(2)	The globe icon as used in this table refers to trials that are currently taking place in two or more countries. The U.S. flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States. The China flag refers to trials for which we have conducted or currently conduct only in China.

Current treatment paradigm and its limitations

CLL/SLL

Current treatments for CLL include chemotherapy, anti-CD20 mAb, BTK inhibitors, PI3K inhibitors, and Bcl-2 inhibitors. The frontline standard of care is either rituximab or an obinutuzumab/chemotherapy combination or ibrutinib, a BTK inhibitor. The FDA approval of idelalisib, a PI3K inhibitor, and venetoclax, a Bcl-2 inhibitor, have provided new options to treat r/r CLL. In May 2019, the FDA granted approval on the combination of venetoclax and obinutuzumab for the frontline treatment of patients with CLL/SLL. To date, venetoclax is not approved for CLL/ SLL in China. CLL/SLL still presents major clinical challenges and urgent medical needs for new treatment options that can offer both efficacy and safety. There is increasing evidence that a double combination of CD20 or BTK with a Bcl-2 targeted agent may offer deeper and more durable remission of an MRD negative response.

Bcl-2 is highly expressed in all CLL cells in all patients, and a great majority of CLL cells appear dependent on Bcl-2 for survival. Bcl-2 inhibitors are effective as a monotherapy in approximately 60 to 80% of patients with relapsed CLL, and CR, including CR with incomplete recovery, or CRi, can be expected in 15% to 20% of patients. The rate of response, including CR, is independent of genetic subtypes, but the negative prognostic genetic markers del17p, TP53 and NOTCH1 mutations are associated with less durable responses per multivariable analyses. Achieving CR and/or having undetectable MRD in the peripheral blood (achieved in 30% of patients) or bone marrow is associated with prolonged remissions.

AML

The frontline treatment for AML generally involves the use of cytarabine and daunorubicin/idarubicin as an induction therapy, followed by high dose cytarabine as a consolidation therapy. Combination regimens including FLAG-Ida, MEC, or hypomethylating agents are used in relapse cases. As of the date of this Annual Report on Form 20-F, there are several approved drugs on the market to treat a subset of AML that has mutations in the IDH2, FLT3 or CD33 genes in addition to several targeted drugs in clinical development for AML.

Bcl-2 is variably expressed in AML, and only a minority of patient samples show marked sensitivity. Consistent with this, single agent activity is evident in patients. Available clinical data reflect that inhibition of Bcl-2 in AML results in a “hammer-strike” effect, with Bcl-2 being a significant target, but not a bullseye. Consequently, combination therapy is essential. In relapsed AML, the CR/CRi rate appears higher with these combinations than with monotherapy. In October 2020, the FDA granted approval to venetoclax in combination with AZA, decitabine, or low-dose cytarabine for newly-diagnosed AML in adults who are 75 years or older, or who have co- morbidities precluding intensive induction chemotherapy.

MDS

Treatment for MDS varies depending on the clinical presentation and prognosis, as well as the patient’s age, health, prior treatments, and other factors. MDS may be treated with chemotherapy, growth factors (to support hematopoiesis), blood transfusions and other supportive therapy, and stem cell transplantation. Lower-risk MDS may require only growth factors and/or transfusions. HR MDS is typically treated with DNA hypomethylating agents, such as AZA or decitabine. AZA has also been shown to improve survival in certain patients. Since HR MDS can progress to AML, it is often also treated with drug regimens used in AML. However, all patients eventually progress on these therapies. HSCT remains the only treatment for MDS with curative potential, but only a fraction of patients are eligible and/or receive a transplant. More so, HSCT is associated with considerable morbidity and mortality. There are a few advanced-stage clinical trials that are evaluating the potential of Bcl-2 inhibitor in the treatment of MDS, including the Phase 3 VERONA trial of venetoclax in combination with AZA to assess change in complete remission and overall survival in newly diagnosed patients with HR MDS, but as of the date of this Annual Report on Form 20-F, venetoclax has not received FDA approval for frontline treatment of patients with newly diagnosed HR MDS. Thus, there remains a great unmet need for more effective drug treatments for MDS.

MM

Current treatment options for MM currently include targeted therapy, immunotherapy, bispecific antibodies, CAR-T cell therapy, chemotherapy, corticosteroids (such as DXMS), bone marrow transplant and radiation therapy.

Two classes of drugs, immunomodulatory imide drugs, or ImiDs, such as lenalidomide and pomalidomide, and proteasome inhibitors, or PI, such as bortezomib, have displaced older cytotoxic agents as the mainstay of treatment, and are often used in combination with one another as data from multiple trials has increasingly shown that combination therapy is superior to monotherapy and a prolonged duration of treatment is superior to a fixed course of therapy. This has supported increasing use of ImiDs and PIs in regimens termed “consolidation,” “treatment to progression,” or “maintenance therapy.” For example, daratumumab, or DARZALEX, is commonly used in combination with lenalidomide and DXMS or in combination with bortezomib and DXMS.

In March 2019, the FDA warned about the risks associated with investigational use of venetoclax in MM. The FDA had reviewed interim trial results from the Phase 3 BELLINI clinical trial evaluating the use of venetoclax combined with bortezomib and DXMS in patients with MM, where venetoclax was associated with an increased risk of infection and death. In recent NCCN guidelines, venetoclax has been suggested for use in patients with t(11;14)-positive r/r MM in combination with DXMS with or without daratumumab or a PI, but the September 2023 results for the Phase 3 CANOVA trial evaluating the safety and efficacy of venetoclax plus DXMS for patients with t(11;14)-positive r/r MM who have received two or more prior treatments showed a failure to meet the PFS primary endpoint.

Although current drugs on the market can often help control symptoms and improve quality of life, MM remains incurable with high rates of relapse and disease progression, particularly among some sub-types that are identified as high risk.

Our solution: Lisaftoclax

Our second lead asset, lisaftoclax, is a novel Bcl-2 inhibitor that we are developing for the treatment of various hematological malignancies. In November 2024, we announced that our NDA for the treatment of r/r CLL/SLL was accepted with Priority Review designation by the CDE. As of December 31, 2024, more than 1,000 patients have been treated so far with lisaftoclax, among whom more than 500 patients have CLL/SLL. According to the F&S Report, this NDA is the second NDA filed in the world for a Bcl-2 inhibitor and the first in China for a Bcl-2 inhibitor for the treatment of patients with CLL/SLL that are resistant or intolerant to BTK inhibitors.

Through the use of a classic rational design approach to the discovery of this candidate, lisaftoclax demonstrates unique pharmacokinetic properties in the inhibition of its target. These properties include potent inhibition at the time of maximum concentration with limited persistence in plasma. In addition, the short ramp-up period for lisaftoclax dosing provides potential advantages both for patients and the health care system.

Mechanism of action

The B-cell lymphoma 2, or Bcl-2, family is comprised of proteins that are highly involved in regulating apoptosis. All proteins belonging to the Bcl-2 family contain at least one more of four domains, called Bcl-2 homology, or BH, domains, and named BH1, BH2, BH3 and BH4, and some members, such as Bim, contain only a single BH3- domain. The anti-apoptotic proteins, including Bcl-2 and Bcl-x(L), inhibit cell death; in contrast, the pro-apoptotic proteins such as Bim is, promotes cell death. Lisaftoclax binds to the Bcl-2 and disrupts the Bcl-2-Bim complex, and therefore, Bim is released from the complex and activates apoptosis. Lisaftoclax also induces cellular apoptosis by disrupting Bcl-2/BH3 interactions, and indirectly neutralizing MCL-1 functions, leading to downstream caspase activation.

Mechanism of Action of Lisaftoclax

Key clinical results

●	Lisaftoclax in patients with r/r CLL/SLL showed:

●	No observed DLT or MTD and negligible risk of TLS, even at the highest dose level of 1200 mg, see “1. Favorable safety and unique PK profile in FIH open-label trial”;

●	73.3% overall response rate, or ORR, 24.4% CR/CRi rate and an upward dose-dependent trend of CR/CRi rate in heavily pre-treated patients with r/r CLL dosed with lisaftoclax in our Phase 1b/2 trials, see “2. Pooled analyses of patients with heavily pretreated CLL in two clinical trials”;

●	No observed DDI and low risk of TLS for lisaftoclax in combinations with rituximab and acalabrutinib, see “3. Combinations achieves high ORR with favorable safety profile in patients with newly diagnosed CLL/SLL and r/r CLL/SLL”; and

●	100% and 97% ORR in patients with newly diagnosed CLL/SLL and r/r CLL/SLL, respectively, treated with lisaftoclax in combination with acalabrutinib, see “3. Combinations achieve high ORR with favorable safety profile in patients with newly diagnosed CLL/SLL and r/r CLL/SLL”.

●	Lisaftoclax showed clinically meaningful response rates and tolerability in patients with AML/MDS:

●	75.0% and 71.4% ORR in patients with r/r AML and elderly/unfit patients with newly diagnosed AML, respectively, dosed with lisaftoclax in combination with AZA, see “4. Strong response to combination therapies in r/r AML, MDS and other myeloid malignancies”.

●	76.7% and 65.5% ORR in patients with r/r AML and elderly/unfit patients with newly diagnosed AML, respectively, dosed with 600 mg of lisaftoclax in combination with AZA, see “5. Combination with AZA continues to show promise for the treatment of patients with newly diagnosed or r/r AML”.

●	Lisaftoclax, in combination with Azacitidine in treatment of patients with MDS, see “6. Lisaftoclax, in combination with Azacitidine in treatment of patients with MDS.”

●	Lisaftoclax is being evaluated for further application in r/r MM and AL amyloidosis.

●	Lisaftoclax, combined with novel therapeutic regimens, was well tolerated and has demonstrated preliminary antitumor activity in both patients with r/r MM or AL amyloidosis, see “7. Combination has potential in r/r MM or Immunoglobulin Light-Chain, or AL, Amyloidosis”.

●	Lisaftoclax is being evaluated for in combination with alrizomadlin and olverembatinib in AML.

●	Lisaftoclax in combination with alrizomadlin overcomes venetoclax resistance mediated by various mechanisms, see “8. Combination with alrizomadlin can overcome venetoclax resistance in AML”.

●	Synergistic effects of BCL-2 inhibition by lisaftoclax when combined with FLT3 inhibition by olverembatinib in preclinical models of FLT3-ITD mutant AML, see “9. FLT3 inhibition by olverembatinib downregulates MCL-1 and synergizes with BCL-2 inhibitor lisaftoclax in preclinical models of FLT3-ITD mutant AML.”

Lisaftoclax also has a unique PK profile compatible with a potentially more convenient daily (vs. weekly) dose ramp-up schedule and induced rapid clinical responses in patients with CLL/SLL or other hematological malignancies, see “1. Favorable safety and unique PK profile in FIH open-label trial”. Previous clinical results showed lisaftoclax achieved target treatment dose and BTK inhibitor combination in as quickly as approximately one week, see “3. Combination achieves strong ORR with favorable safety profile in patients with newly diagnosed CLL/SLL and r/r CLL/SLL.”

Additionally, lisaftoclax in combination with alrizomadlin has demonstrated further benefit in AML, with potential to overcome venetoclax resistant, see “7. Combination with alrizomadlin can over overcome venetoclax resistance in AML.”

All of the results presented above and below (other than “6. Combination has potential in r/r MM or AL Amyloidosis”) in this section “Key Clinical Results” include data from trials conducted outside of the United States. To the extent the trials were conducted outside of the United States, the FDA may not accept such data and additional trials may be required, resulting in additional cost and time.

1. Favorable safety and unique PK profile in FIH open-label trial

Updated interim data from our FIH trial of lisaftoclax published in the Journal of Clinical Cancer Research in 2023 demonstrated that lisaftoclax was well tolerated, with a short half-life of approximately 3 to 5 hours and no evidence of TLS, in its treatment of patients with r/r CLL/SLL and other hematological malignancies, including NHL and MM. This open-label Phase 1 trial (NCT03537482) investigated the safety, efficacy, PK and PD of lisaftoclax in patients with r/r CLL/SLL and other hematologic malignancies in the United States and Australia. Lisaftoclax was administered orally once a day at doses ranging from 20 mg to 1,200 mg for 28-day cycles. The IND for this trial was submitted to the FDA on December 22, 2017.

Demographics. As of October 22, 2022, the data cutoff date, a total of 52 patients were enrolled and dose escalation was completed. The median (range) age of the patients enrolled was 68 (39–89) years, and 36 (69.2%) of these individuals were male. Patients received a median 7 (range, 1–43) cycles, including 23 (44.2%) with CLL/SLL, 14 with NHL and 11 with MM. Among the 23 patients with CLL/SLL who met the 2008 International Workshop on Chronic Lymphocytic Leukemia, or iwCLL, criteria for treatment at entry, the mean (range) age was 67 (48-83) years. All patients had experienced disease relapse after one or two standard-of-care regimens.

Efficacy results. A total of 14 (63.6%) of the 22 evaluable patients with CLL/SLL achieved PR per the iwCLL criteria over a median (range) of 15 (6-43) treatment cycles. Among 4 patients who relapsed to prior BTK inhibitors, one patient achieved PR after two cycles of treatment with lisaftoclax. In the 5 patients with disease intolerant to BTK inhibitors, the ORR was 80.0%.

Safety results. There were no DLTs at doses of up to 1,200 mg and the MTD was not reached. The recommended Phase 2 dose, or RP2D, for lisaftoclax monotherapy for patients for CLL/SLL was 600 mg. There was no evidence of clinical or laboratory TLS with lisaftoclax, even though 76% of the patients were in the TLS intermediate-, high- or very high-risk categories and 85% of the patients were treated at dose levels ranging from 600 to 1,200 mg.

PK/PD results. Clinical PK and PD results demonstrated that lisaftoclax had a limited plasma residence and systemic exposure and elicited rapid clearance of malignant cells. Lisaftoclax had a plasma elimination half-life of approximately 3 to 5 hours and a median time to maximum concentration of 3 to 6 hours. No significant accumulation was observed after multiple oral daily dosing.

2. Pooled analyses of patients with heavily pretreated CLL in two clinical trials

Pooled analyses from two clinical trials in China of the efficacy and safety results of lisaftoclax in patients with heavily pretreated CLL published in November 2023 demonstrated favorable tolerability and response rates and correlation of response rates to escalating dose levels. The first trial is a multi-center, open-label dose- escalation Phase 1 trial (NCT03913949) that evaluated the safety, tolerability, PK and PD properties of lisaftoclax as a monotherapy in patients with r/r CLL and non-Hodgkin’s lymphoma. Lisaftoclax was administered orally once daily for 28 days, at 20, 50, 100, 200, 400, 600 or 800 mg. The second trial is a multi-center, open-label Phase 1b/2 trial (NCT04494503) that evaluated lisaftoclax as a monotherapy and in combination with the BTK inhibitors, rituximab or ibrutinib in patients with r/r CLL/SLL. The first part was a cohort expansion where lisaftoclax was administered orally once daily at 400, 600 or 800 mg. The second part had two arms, one where lisaftoclax was administered in combination with rituximab, and the other where lisaftoclax was administered in combination with ibrutinib. Both arms included a dose-escalation stage and a dose-expansion stage.

Demographics. As of April 27, 2023, the data cutoff date, the publication analyzed the 47 patients with r/r CLL who received at least 100 mg of lisaftoclax, of which 45 were evaluable for efficacy. The median (range) age of these patients was 58 (34-80) years; 68.1% were male. At enrollment, 44.7% of patients had received at least three lines of treatment; 66.0% of patients had received at least two lines; 23.4% of patients were previously treated with at least one BTK inhibitor; and 55.3% were previously treated with a CD20 monoclonal antibody.

Pooled analyses of lisaftoclax in patients with r/r CLL who received at least 100 mg of lisaftoclax

Efficacy results. In the 45 patients with r/r CLL, the ORR and CR/CRi were 73.3% and 24.4%, respectively, and the CR/CRi rate exhibited an upward trend with increases in dose levels. Among patients who were tested for MRD in peripheral blood, 38.9% achieved the MRD-negative status. Among six patients who were tested for MRD in bone marrow, 66.7% were MRD-negative. The median (range) time to the first response was 2.07 (1.94- 3.94) months, the mPFS was 18.53 (95% CI, 9.13-24.05) months, mOS was not reached and the rate of OS at month 30 was 86.3% (95% CI, 66.1%-94.9%).

Safety results. In total, 36 (76.6%) of patients experienced AEs, grade 3 or 4, and thirteen (27.7%) experienced SAEs. The incidence of TEAEs was not dose related. TRAEs were observed in 45 (95.7%) patients, of whom 32 (68.1%) experienced grade 3 or 4 TRAEs and 7 (14.9%) experienced SAEs. One case of TLS was reported. 32 (68.1%) of the patients discontinued the trial because of disease progression (51.1%) or patient withdrawal (6.4%), and other reasons.

3. Combinations achieve high ORR with favorable safety profile in patients with newly diagnosed CLL/SLL and r/r CLL/SLL

Initial results from our Phase 1b/2 trial presented at the 2022 ASH Annual Meeting demonstrated that favorable safety profile of lisaftoclax, both as monotherapy or combined with acalabrutinib or rituximab, in both patients with newly diagnosed CLL/SLL and patients with r/r CLL/SLL and high ORR, particularly as a combination therapy with acalabrutinib. This FDA-regulated, multi-center Phase 1b/2 trial (NCT04215809) evaluates the safety and efficacy of lisaftoclax as a monotherapy or in combination with other therapeutic agents, such as rituximab and acalabrutinib in Australia, Hungary, Poland and the United States. The protocol for this trial was submitted pursuant to an existing IND that was initially submitted to the FDA on December 22, 2017.

Daily dose ramp-up without debulking permits treatment with combination by Day 8

Unique and differentiated trial design. Patients with newly diagnosed CLL/SLL or r/r CLL/SLL were treated daily with lisaftoclax alone or in combination with continuous acalabrutinib or rituximab for six 28-day cycles. Primary objectives were to determine the RP2D, safety and efficacy, including ORRs of lisaftoclax alone and combined with acalabrutinib or rituximab. Patients underwent lisaftoclax daily ramp-up over 4 to 6 days, with the monitoring of TLS as follows without debulking: 20 mg on day 1; 50 mg on day 2; 100 mg on day 3; 200 mg on day 4; and 400 mg on day 5. Dose ramp-up was followed by lisaftoclax target doses of 400, 600 or 800 mg. Patients in the combination groups also completed the daily ramp-up, as well as an additional 7 days of lisaftoclax at the target dose, acalabrutinib or rituximab was added on day 8, and then treated until disease progression or unacceptable toxicity was observed. The daily dose ramp-up is more convenient to healthcare professionals and patients because the therapeutic dose can be reached earlier, in this trial as early as Day 8.

Demographics. As of October 12, 2022, the data cutoff date, 162 patients had been enrolled. The lisaftoclax monotherapy cohort enrolled a total of 46 patients, with a median age of 60.5 (range, 41-80) years. The rituximab combination cohort enrolled a total of 38 patients, with a median age of 64 (34-75). The acalabrutinib combination cohort enrolled a total of 78 patients, with a median age of 64 (18-80). Of all patients, 16 were newly diagnosed and 12 had received prior treatment with BTK inhibitors, including patients had progressed on BTK inhibitors and/or after venetoclax therapy. In the combination cohorts (n = 116), 25 patients had the TP53 mutation and/or del(17p), and 34 patients had unmutated IGHV. Median (range) treatment duration was 16.5 (1-34) cycles for the monotherapy, 10 (0-19) cycles for the rituximab combination, and 10 (1-22) cycles for the acalabrutinib combination.

Favorable clinical profile for lisaftoclax alone or in combination in patients with newly diagnosed CLL/SLL and r/r CLL/SLL

Efficacy results. Lisaftoclax was active across a range of doses in CLL/SLL with best overall response rates shown above. ORRs were 67% (29/43) in the monotherapy group, including 67% (4/6) patients with CLL/SLL that was resistant or intolerant to BTK inhibitors; 97% (76/78) in the acalabrutinib combination cohort, including 97% (60/62) patients with r/r CLL/SLL, 100% (16/16) patients with newly diagnosed CLL/SLL, and 88% (7/8) in patients with r/r CLL/SLL that is resistant or intolerant to prior BTK inhibitors; and 77% (23/30) in the rituximab combination cohort.

Common TRAEs in patients treated with lisaftoclax and acalabrutinib (%)

Safety results. Common AEs of any grade in all cohorts included neutropenia, diarrhea, and infections. Common AEs, grade 3 or higher, in the lisaftoclax monotherapy cohort included neutropenia (30.3%), COVID-19 infections (28%), anemia (15%) and thrombocytopenia, pneumonia and hyperkalemia (each 6.5%). Common AEs, grade 3 or higher, in the rituximab combination cohort mainly included neutropenia (21%) and anemia (8%), thrombocytopenia (5%). Common AEs, grade 3 or higher, in the acalabrutinib combination cohort mainly included neutropenia (23%), COVID-19 infections (11.5%), anemia (10%), and thrombocytopenia (6.4%). First onset of grade 3 or higher cytopenias mainly occurred during ramp-up or cycle 1 and infrequently after cycle 2. Neutropenia, grade 3 or higher, was manageable with growth factor support. A total of four patients met the Howard criteria for TLS (2 clinical TLS/2 laboratory TLS), and the two patients with clinical TLS both fully recovered and showed responses at 600 mg. No DLTs were observed, and no DDIs were observed in either combination group.

The updated clinical data presented at 2024 ASH annual meeting demonstrated lisaftoclax combined with acalabrutinib was active in patients with TN or R/R CLL/SLL, with a reported 98% ORR and a median DOR that was not reached at 22.3 months of median follow-up. Lisaftoclax combined with acalabrutinib was also effective for patients with prior ven exposure, including those who progress on or were intolerant/refractory to venetoclax.

Efficacy results.

●	The ORR for lisaftoclax plus acalabrutinib in 87 patients was 98%, and the median duration of response (DOR; 95% CI, 31-NE) and median progression-free survival (PFS; 95% CI, 34-NE) of responders were not reached.

Safety results.

●	Incidence and severity of TEAEs were similar across cohorts.

●	Common (≥20%) any-grade TEAEs in all cohorts combined were infection (107 (61%)), neutropenia (67 (38%)), anemia (51 (29%)), diarrhea (51 (29%)), and thrombocytopenia (38 (22%)). Grade ≥ 3 treatment-emergent AEs (TEAEs; ≥10%) were neutropenia in 15 (33%), 11 (28%), and 27 (30%) patients; infection in 13 (28%), 4 (10%), and 14 (15%) patients; and anemia in 8 (17%), 4 (10%), and 11 (12%) patients in monotherapy, rituximab, and acalabrutinib combination cohorts, respectively.

●	Lisaftoclax, alone or in combination, demonstrated a favorable safety profile and a rate of clinical tumor lysis syndrome (TLS) of 1.1%. No DDIs or new safety signals were observed in patients who received lisaftoclax in combination with acalabrutinib or rituximab.

4. Strong response to combination therapies in r/r AML, MDS and other myeloid malignancies

Interim results from our Phase 1b/2 trial presented at the 2023 ASH Annual Meeting demonstrated that lisaftoclax as monotherapy and in combination with AZA or HHT showed favorable tolerability and exhibited encouraging clinical response among patients with AML, MDS and other myeloid malignancies.

In our multi-center, open-label Phase 1b/2 trial (NCT04501120) in China, lisaftoclax is evaluated as a single agent and combination with AZA or HHT for adults with AML, MDS, or other myeloid malignancies. In Part One, lisaftoclax was administered orally once daily at an assigned dose (200, 400, 600, or 800 mg) to patients with r/r AML using a “3+3” dose escalation design. In Part Two, patients with r/r AML and related myeloid malignancies were enrolled in Cohorts A, B, and C; patients with HR MDS were enrolled in Cohort D; and elderly (at least 75 years) or unfit patients with newly diagnosed AML were enrolled in Cohort E. Lisaftoclax was administered orally once daily in either 28- or 14-day cycles (MDS only), depending on the assigned dose level. A daily ramp-up schedule was used to prevent TLS. In Part Two, select lisaftoclax doses were combined with low-dose, or LD, HHT (1 mg daily on days 1-14; Cohort A) or standard-dose, or SD, HHT (2 mg/m2 daily on days 1-7; Cohort B) or AZA (75 mg/m2 daily on days 1-7; Cohorts C, D, and E). DLT was assessed during the first cycle.

Demographics. As of July 19, 2023, the data cutoff date, 115 patients were enrolled, including 64 with r/r AML, 25 who are elderly/unfit with newly diagnosed AML, 7 with r/r MDS, 15 with newly diagnosed MDS, two with mixed- phenotype acute leukemia, or MPAL, one with CMML, and one with blastic plasmacytoid dendritic cell neoplasm, or BPDCN. The median (range) age was 62.0 (18-81) years, and 66 (57.4%) were male. A total of 13 patients received lisaftoclax as a monotherapy, and 102 received combination regimens.

Overall Response Rates of Combination Therapies in Evaluable Patients

Efficacy results. In part one, the ORR and composite remission rate, or CRc, which is CR and Cri, were each 8.3% (1/12). Lisaftoclax 600 mg was administered for further optimization of the combination regimens, and 800 mg was also explored. In the standard-dose, or SD, HHT and lisaftoclax combination (Cohort B), ORR or CRc was 75.0% whereas it was 0 in the low dose HHT and lisaftoclax combination (Cohort A). In Cohort C, ORR and CRc were 75.0% and 44.4%, respectively, and the median (range) time to CR/CRi/MLFS was 1.25 (95% CI, 1.02- 2.17) months; and median (range) progression-free survival was 10.22 (95% CI, 6.34-NR) months, with a median (range) follow-up time of 3.25 (95% CI, 0.79-14.29) months. In Cohort E (n = 21), among patients with newly diagnosed AML treated with lisaftoclax, ORR and CRc were 71.4% and 47.6%, respectively, and the median (range) time to CR, CRi or morphologic leukemia-free state (MLFS) was 1.05 (95% CI, 0.99-NR) months. In Cohort D, ORR was 70.0% and CR/marrow CR was 60.0%.

PK results. Increased systemic exposure of lisaftoclax was discerned as the dosage escalated from 200 to 800 mg. Compared to lisaftoclax alone, no significant difference was observed in the PK profile of lisaftoclax when combined with AZA or HHT.

Safety results. DLTs, such as pneumonia, respiratory failure, and heart failure, were observed in one patient in Cohort C, and no TLS was reported. TEAEs were observed in all 13 (100%) patients who received lisaftoclax monotherapy, of whom all experienced AEs, grade 3 or higher, and 4 (30.8%) experienced SAEs. Similarly, TEAEs were reported in 12 (85.7%) patients treated with lisaftoclax combined with HHT, with grade 3 or 4 AEs occurring in 12 (85.7%) and SAEs in 2 (14.3%). TEAEs were also observed in 75 (100%) evaluable patients treated with lisaftoclax combined with AZA, with AEs, grade 3 or higher, occurring in 55 (73.3%) and SAEs in 18 (24.0%). A total of 46 (40.0%) patients discontinued the study, of which 21 were due to disease progression 12 due to withdrawal, 8 were attributable to AEs and 4 due to lack of clinical benefit.

5. Combination with AZA continues to show promise for the treatment of patients with newly diagnosed or r/r AML

Additional safety and efficacy results from our multi-center, open-label Phase 1b/2 trial (NCT04501120) in China, for which we previously presented results at the 2023 ASH Annual Meeting, were presented at the 2024 ASCO Annual Meeting, focusing on the patients with newly diagnosed or r/r AML that were treated with a combination of 400, 600 or 800 mg of lisaftoclax and AZA. Following this study, we initiated a randomized, double- blind Phase 3 trial (GLORA-3) to determine whether a combination of lisaftoclax and AZA can improve OS in elderly/unfit patients with newly diagnosed AML.

Demographics. As of the January 25, 2024 data cutoff date, the median (range) age of the 76 enrolled patients with AML was 66 (20-81) years and 61.8% of patients were male. 37 had r/r AML and 39 were elderly/unfit patients with newly diagnosed AML.

Overall Response of lisaftoclax with AZA in evaluable patients with r/r and elderly/unfit AML

Efficacy results. In 33 evaluable patients with r/r AML, ORR and CRc were 72.7% and 45.5%, respectively. 600 mg of lisaftoclax in combination with AZA was established as the recommended Phase 2 dose, or RP2D. Among the 30 patients dosed with 600 mg of lisaftoclax, ORR and CRc were 76.7% and 50.0%, respectively; the median (range) duration of treatment, 3.8 (0.8–15.4) months; median time to CRc, 2.5 (95% CI, 1.5-6.1) months; mPFS was 10.2 (95% CI, 6.5-NR) months; and median OS was 14.7 (95% CI, 7.8-NR) months. Among the 39 elderly/unfit patients with newly diagnosed AML, ORR and CRc were 64.1% and 51.3%, respectively. Among the 29 patients dosed with 600 mg of lisaftoclax, ORR and CRc were 65.5% and 51.7%, respectively; the median (range) duration of treatment was 3.3 (1.0- 9.9) months; median time to CRc was 1.9 (95% CI, 1.2-3.3) months; and neither mPFS nor mOS were reached.

Safety results. All patients treated with a combination of lisaftoclax and AZA reported TEAEs, with 89.5% with AEs, grade 3 or 4; and 43.4% with SAEs. Common TEAEs included neutropenia (60.5%), thrombocytopenia (60.5%), diarrhea (42.1%), hypokalemia (40.8%), pyrexia (35.5%), and vomiting (30.3%). TEAEs, grade 3 or higher, that were reported in at least 10% of patients were neutropenia (57.9%), thrombocytopenia (50.0%), anemia (27.6%), pneumonia (17.1%), and febrile neutropenia (10.5%). No TLS was reported, and the 30-/60- day mortality rates were 1.3% and 3.9%, respectively.

6. Lisaftoclax in combination with Azacitidine in treatment of patients with MDS

The updated results presented at 2024 ASH meeting supports an emerging role for lisaftoclax in combination with azacitidine for treatment of patients with higher-risk TN or R/R MDS. The combination therapy demonstrated clinical benefits, resulting in no 60-day mortality, few dose modifications, and low infection rates, supporting further clinical development of this combination in patients with higher-risk MDS.

Efficacy results.

●	In 8 patients with R/R MDS, the median (range) duration of treatment (DOT) was 3.2 (1.2-9.4) months. The ORR (CR(12.5%)+marrow CR(62.5%)) was 75.0% (95% CI, 34.9-96.8).

●	In 40 efficacy-evaluable patients with TN MDS, the median DOT (range) was 4.5 (0.5-12.1) months; the ORR was 77.5% (95% CI, 61.5-89.2); and the CR rate was 25.0% per IWG 2006 criteria.

Safety results.

●	Grade ≥ 3 infections were reported in 46.9% of patients, of which 26.5% were treatment related. Treatment delays between cycles due to AEs occurred in 11 (22.4%) patients, with a median delay time (range) of 12 (1-63) days.

●	A total of 95.9% of patients reported TRAEs, of which 87.8% were grade ≥ 3 AEs and 28.6% were serious AEs. Common grade ≥ 3 hematologic TRAEs included leukocyte count decreased (71.4%), neutropenia (65.3%), thrombocytopenia (65.3%), anemia (20.4%), and febrile neutropenia (12.2%).

Neither 60-day mortality nor TLS was reported.

7. Combination has potential in r/r MM or immunoglobulin light-chain, or AL, amyloidosis

Preliminary results from our FDA-regulated Phase 1b/2 trial being presented at the 2024 EHA Hybrid Congress demonstrate potential of lisaftoclax combination therapy in r/r MM and AL amyloidosis. This multi-center open- label Phase 1b/2 trial (NCT04942067) in the United States evaluates the safety and efficacy of lisaftoclax combined with pomalidomide and DXMS (Pd) (Arms A and C) or daratumumab, lenalidomide, and DXMS (Arm B) in patients with r/r MM (Arms A and B) or r/r AL amyloidosis (Arm C). The protocol for this trial was submitted pursuant to an existing IND that was initially submitted to the FDA on December 22, 2017. Eligible patients provided informed consent and had an ECOG performance status ≤ 2, at least 1 prior line of therapy, and adequate organ function. Patients with r/r AL amyloidosis had confirmed symptomatic organ involvement, purpura and/or carpal tunnel syndrome. Lisaftoclax was administered orally daily at various doses ranging from 400 mg to 1,200 mg in repeated 28-day cycles. Pomalidomide, daratumumab and lenalidomide were administered per label use. 40 mg (20 mg for patients older than 75 years) of DXMS was administered on days 1, 8, 15 and 22 of 28- day cycles.

Demographics. As of January 25, 2024, 44 patients were enrolled including 36 r/r MM and 8 r/r AL amyloidosis. The median (range) age of patients was 70.5 (24-88) years, 68.2% were male, and 65.9% were older than 65. The median (range) number of prior therapy lines was 3 (1-19), median (range) time from diagnosis to first dose of study drug was 5.5 (129) years, and median (range) number of treatment cycles, 4 (1-26).

Best Overall Response, n (%), in patients with r/r MM or r/r AL amyloidosis

Efficacy results. In Arm A, 27 patients with r/r MM were efficacy evaluable, of whom 10 had PR, seven very good PR, or VGPR, and two CR. The ORR was 70.4%, with a median (range) time to response of 1.0 (1-3) months. In Arm C, seven patients with r/r AL amyloidosis were efficacy evaluable, and the hematologic ORR (VGPR or better) was 85.7% (three VGPR; one each of unconfirmed VGPR, CR, and stringent CR). The median (range) time to response was 0.9 (1-4) month, and two patients experienced organ function improvement.

Safety results. A total of 29 patients were triple-class-exposed, 11 had received pomalidomide, and four harbored (11;14) at baseline. Ten patients experienced TRAEs, grade 3 or higher, including neutropenia (14.3%) and febrile neutropenia (2.4%), and three experienced lisaftoclax-related serious AEs: febrile neutropenia, acute kidney injury, and diarrhea and electrolyte imbalance (one each).

Recent developments. Updated interim results as of a November 5, 2024 data cutoff date were presented at the 2024 ASH Annual Meeting and Exposition. The safety profile continued to be favorable with no observed DDIs and limited hematologic side effects. The combination of lisaftoclax and Pd resulted in an ORR of 63.9% and mPFS of 9.7 months in the 36 efficacy-evaluable r/r MM patients and an ORR of 62.5% and mPFS of 9.7 months in the 32 efficacy-evaluable r/r MM patients that were pre-treated with anti-CD38 monoclonal antibody, such as daratumumab or isatuximab.

8. Combination with alrizomadlin can overcome venetoclax resistance in AML

Results from our preclinical studies of a combination of lisaftoclax and alrizomadlin in venetoclax-resistant AML models published in Clinical Cancer Research in January 2023 demonstrated potential for this combination to overcome venetoclax-resistance. The in vitro and in vivo antitumor studies aimed to determine if a combination treatment with novel anticancer agents targeting Bcl-2 and MDM2 could overcome venetoclax resistance in preclinical models. Both venetoclax-sensitive and venetoclax-resistant cells and xenograft mouse models were used to evaluate antitumor effects and investigate possible underlying mechanisms associated with lisaftoclax and alrizomadlin.

Lisaftoclax, alrizomadlin and combination therapy in venetoclax-
sensitive and venetoclax- resistant xenograft mouse models

*, P < 0.05; ***, P < 0.001.

The combination exhibited synergistic antiproliferative and apoptogenic activities in TP53 wild-type AML cell lines in vitro. In panel A, venetoclax-sensitive xenograft mice were created by transplanting the mice with RS4;11, a venetoclax-sensitive cell line. The mice were then exposed to vehicle or treated with 50 mg/kg of lisaftoclax daily, 50 mg/kg of alrizomadlin every other day, or a combination of lisaftoclax and alrizomadlin for 21 days.

Lisaftoclax alone (but not alrizomadlin alone) decreased the tumor burden in the peripheral blood throughout the study, but the combination together exercised further antileukemic activity, with the tumor burden being reduced to a negligible amount.

The venetoclax-resistant cell line, RS4;11199R , was created by gradually increasing the exposure of RS4;11 cells to increasing concentrations of venetoclax until they became resistant at 10 μmol/L. Western blot (panel B) shows upregulation of MCL-1 is associated with venetoclax-resistance. ELISA analysis (panel C) also shows changes in Bcl-2 family protein complexes associated with venetoclax-resistance, such an increase in anti-apoptotic complexes, such as Bcl-xL:BIM.

In panel D, venetoclax-resistant xenograft mice were created by transplanting the mice with the venetoclax- resistant RS4;11199R cells. The mice were then exposed to vehicle or treated with 100 mg/kg of lisaftoclax daily for 15 consecutive days, 100 mg/kg of alrizomadlin daily for 7 consecutive days, a combination of lisaftoclax and alrizomadlin, or 100 mg/kg of venetoclax for 15 consecutive days. Interestingly, the tumor burden increased in all cases except for the combination therapy.

Mechanistically, alrizomadlin likely primes cancer cells to Bcl-2 inhibition-induced cellular apoptosis by downregulating expression of antiapoptotic proteins, such as Bcl-xL and myeloid cell leukemia-1, or MCL-1. Lisaftoclax in combination with alrizomadlin overcomes venetoclax resistance mediated by various mechanisms, suggesting that further clinical development of this drug combination is needed, particularly for patients with diseases that are insensitive or resistant to venetoclax.

9. FLT3 inhibition by olverembatinib downregulates MCL-1 and synergizes with BCL-2 inhibitor lisaftoclax in preclinical models of FLT3-ITD mutant AML

Results from our preclinical studies from the combination of olverembatinib and lisaftoclax in FLT3-ITD mutant AML cell lines published in Translational Oncology in January 2022 suggested synergistic effects of BCL-2 inhibition by lisaftoclax when combined with FLT3 inhibition by olverembatinib in preclinical models of FLT3-ITD mutant AML. FLT3-ITD mutations occur in approximately 25% of patients with acute myeloid leukemia (AML) and are associated with poor prognosis. Despite initial efficacy, short duration of response and high relapse rates limit clinical use of selective FLT3 inhibitors. Anti-leukemic activity of olverembatinib, alone or in combination with lisaftoclax, was evaluated in FLT3-ITD mutant AML cell lines in vitro and in vivo. A patient-derived FLT3-ITD mutant AML xenograft model was also used to assess the anti-leukemic activity of this combination.

Olverembatinib potently induced apoptosis and inhibited FLT3 signaling in FLT3-ITD mutant AML cell lines MV-4-11 and MOLM-13. Olverembatinib monotherapy also significantly suppressed growth of FLT3-ITD mutant AML xenograft tumors and prolonged survival of tumor-bearing mice. Olverembatinib and lisaftoclax synergistically induced apoptosis in FLT3-ITD mutant AML cells and suppressed growth of MV-4-11 xenograft tumors. Combination therapy improved survival of tumor bearing-mice in a systemic MOLM-13 model and showed synergistic anti-leukemic effects in a patient-derived FLT3-ITD mutant AML xenograft model.

Mechanistically, olverembatinib downregulated expression of myeloid-cell leukemia 1 (MCL-1) by suppressing FLT3-STAT5 (signal transducer and activator of transcription 5) signaling and thus enhanced APG-2575-induced apoptosis in FLT3-ITD mutant AML cells.

FLT3 inhibition by olverembatinib downregulates MCL-1 and synergizes with BCL-2 inhibitor lisaftoclax to potentiate cellular apoptosis in FLT3-ITD mutant AML. Our findings provide a scientific rationale for further clinical investigation of olverembatinib combined with lisaftoclax in patients with FLT3-ITD mutant AML.

Synergistic anti-leukemic effect of olverembatinib and lisaftoclax in FLT3-ITD AML models. A. Tumor growth curves of MV-4–11 subcutaeous xenograft tumors in NOD/SCID mice treated with vehicle control, olverembatinib, lisaftoclax, or the combination for 19 consecutive days, and tumor volume was monitored every 4 days. B. Same as (A), but the tumor weight was assessed at the end of the experiment. C. Survival of NOD/SCID mice injected with MOLM-13 cells via the tail vein and treated with HQP1351, APG-2575, or the combination for 21 consecutive days. QOD, every other day, *p <0.05, **p < 0.01, ***p < 0.001.

Olverembatinib enhances lisaftoclax-induced apoptosis in FLT3-ITD mutant AML cells by downregulating MCL-1 and BCL-xL. MOLM-13 and MV-4–11 cells were exposed to olverembatinib, lisaftoclax or the combination at various concentrations for 24 h. Phosphorylation of FLT3 and its downstream signaling proteins ERK1/2, AKT, and STAT5; anti-apoptotic proteins BCL-2, BCL-xL, and MCL-1; and hallmarks of apoptosis (cleaved caspase-3 and PARP) were analyzed by western blotting. β-Actin was used as an internal control.

Lisaftoclax registrational trials

We are currently conducting four pivotal registrational trials for lisaftoclax as a treatment for patients with CLL/ SLL that do not achieve CR from treatment with BTK inhibitors, or GLORA, which is cleared by the FDA, newly diagnosed CLL/SLL patients, or GLORA-2, newly diagnosed or elderly/unfit patients with AML, or GLORA-3, and newly diagnosed patients with HR MDS, or GLORA-4.

We previously completed a registrational Phase 2 trial for the treatment of r/r CLL/SLL in China, and in November 2024, we announced that our NDA was accepted with Priority Review designation by the CDE. According to the F&S Report, this NDA is the second NDA filed in the world for a Bcl-2 inhibitor and the first in China for a Bcl-2 inhibitor for the treatment of patients with CLL/SLL that are resistant or intolerant to BTK inhibitors.

Completed registrational Phase 2 trial for the treatment of r/r CLL/SLL in China

In December 2021, we received clearance from the CDE to initiate our registrational Phase 2 trial (NCT05147467) of lisaftoclax for the treatment of patients with r/r CLL/SLL in China.

This is a single-arm, open-label, multi-center, registrational Phase 2 trial to evaluate the efficacy and safety of lisaftoclax as a single agent in patients with r/r CLL/SLL where we planned to enroll approximately 75 CLL/SLL subjects who have failed or are intolerant to prior BTK inhibitors and immunochemotherapy.

Eligible subjects received lisaftoclax 600 mg, administered orally once daily with repeated 28-day cycles.

The primary endpoint of this trial is ORR. Response is evaluated every two 8-week cycles till complete treatment or one month after last dose. Other endpoints include MRD and Bcl-2 expression.

In November 2024, we announced that our NDA for lisaftoclax for the treatment of patients with r/r CLL/SLL, based on the results from this pivotal registrational study, was accepted with Priority Review designation by the CDE. If approved, we plan to launch commercialization of r/r CLL/SLL by end of 2025.

GLORA—Registrational Phase 3 trial for the treatment of CLL/SLL with prior BTK inhibitors

In August 2023, we received clearance from the FDA to initiate a registrational Phase 3 clinical trial (NCT06104566) of lisaftoclax in combination with BTK inhibitors for the treatment of patients with CLL/SLL previously treated with BTK inhibitors (GLORA). Since then, we have also received clearance to proceed with clinical trials in Australia, Canada, EU and UK, and we are pursuing clearance in multiple other countries. The protocol for this trial was submitted pursuant to an existing IND that was initially submitted to the FDA on December 22, 2017. This trial is currently being conducted in Australia, Belgium, Canada, France, Germany, Japan, Poland, Spain, United Kingdom and the United States.

Our multi-center, randomized, controlled, registrational Phase 3 trial evaluates the efficacy and safety of lisaftoclax in combination with a BTK inhibitor in patients with CLL/SLL previously treated with a BTK inhibitor monotherapy for more than 12 months with suboptimal responses.

In the investigational arm, patients will be dosed with lisaftoclax in combination with a BTK inhibitor. In the control arm, patients will be dosed with a BTK inhibitor as a monotherapy. We are currently enrolling patients for GLORA with a target enrollment of 440 subjects and expect to complete enrollment in 2026.

The primary endpoint of this trial is to evaluate the PFS of lisaftoclax in combination with BTK inhibitors compared with BTK inhibitors as a monotherapy in patients with CLL/SLL previously treated with BTK inhibitors as determined by an independent review committee using the guidelines. The key secondary endpoint is OS.

GLORA-2—Registrational Phase 3 trial for frontline treatment in newly diagnosed CLL/SLL

In October 2023, we received clearance from the CDE to initiate our registrational Phase 3 trial (NCT06319456) of lisaftoclax in combination with acalabrutinib in patients with newly diagnosed CLL/SLL, or GLORA-2, and we are pursuing clearance in multiple countries. This clearance could potentially pave the way for lisaftoclax, in this combination regimen, to become a frontline treatment for CLL/SLL.

Our multi-center, randomized, open-label, registrational Phase 3 confirmatory trial designed evaluates the efficacy and safety of lisaftoclax combined with acalabrutinib compared to the efficacy and safety of a immunochemotherapy (or cancer immunotherapy, or CIT) in patients with newly diagnosed CLL/SLL. We are currently enrolling patients for GLORA-2 with a target enrollment of 344 subjects.

In the investigational arm, patients will be dosed with 20 mg to 600 mg of lisaftoclax once daily with acalabrutinib twice a day for eighteen 28-day cycles. In the control arm, the CIT regimen includes fludarabine, cyclophosphamide, rituximab, and chlorambucil once daily for six 28-day cycles. The primary endpoint is PFS, which is defined as the time from randomization to disease progression or death from any cause, as determined by an independent review committee. The key secondary endpoint is investigator-assessed PFS.

We expect to complete enrollment by the end of 2025.

GLORA-3—Registrational Phase 3 trial as frontline treatment for elderly/unfit patients with newly diagnosed AML

In December 2023, we received clearance from the CDE to initiate our registrational Phase 3 trial (NCT06389292) of lisaftoclax in combination with AZA in elderly/unfit patients with newly diagnosed AML, or GLORA-3, and we are pursuing clearance in multiple countries. This clearance could potentially pave the way for lisaftoclax, in this combination regimen, to become a frontline treatment for AML.

Our multi-center, randomized, double-blind, placebo-controlled, registrational Phase 3 trial evaluates the efficacy and safety of lisaftoclax in combination with AZA compared to the efficacy and safety of a placebo in combination with AZA in patients with newly diagnosed AML or elderly patients who are not eligible for standard induction chemotherapy.

In the investigational arm, patients will be dosed daily with lisaftoclax in combination with AZA for the first seven days of a 28-day cycle. In the control arm, patients will be dosed with placebo in combination with AZA for the first seven days of a 28-day cycle.

The primary endpoint is OS, defined as the time from the date of randomization to the date of death of any cause. The secondary endpoints include percentage of participants with ORR and safety evaluation.

We are currently enrolling patients for GLORA-3 with a target enrollment of 486 subjects, and we expect to complete enrollment by 2026.

GLORA-4—Registrational Phase 3 trial as frontline treatment for newly diagnosed patients with HR MDS

In May 2024, we received clearance from the CDE to initiate our registrational Phase 3 trial (NCT06641414) of lisaftoclax in combination with AZA in newly diagnosed patients with HR MDS, or GLORA-4, and we are pursuing clearance in multiple countries. This clearance could potentially pave the way for lisaftoclax, in this combination regimen, to become a frontline treatment for HR MDS.

Our multi-center, randomized, double-blind, placebo-controlled, registrational Phase 3 trial, evaluates the efficacy and safety of lisaftoclax in combination with AZA compared to the efficacy and safety of a placebo in combination with AZA in patients with newly diagnosed HR MDS.

In the investigational arm, patients will be dosed with lisaftoclax in combination with AZA. In the control arm, patients will be dosed with placebo in combination with AZA. The primary endpoint is OS.

We initiated the trial in 2024 and expect to complete enrollment in 2026. We are also pursuing clearance from the FDA to initiate registration trials in the United States.

Our other clinical candidates

Note:

[1]	The globe icon refers to trials that have received clearance, or for which we plan to obtain clearance, in 2 or more countries or regions. The U.S. flag refers to trials for which we have received clearance from the FDA to conduct trials in the United States. The China flag refers to trials for which we have conducted or currently conduct only in China.
[2]	The globe icon indicates having global development and commercialization rights.
[3]	Two registrational trials ongoing for NSCLC; Phase 2 trials ongoing for Ovarian cancer.

Alrizomadlin (APG-115)

Alrizomadlin is a novel, orally bioavailable, highly selective, small molecule inhibitor of mouse double minute 2 homolog, MDM2. Alrizomadlin is undergoing multiple clinical trials as a monotherapy or in combination with immunotherapy or chemotherapy in treating solid tumors and hematologic malignancies in sites around the world, including United States, China and Australia. We believe alrizomadlin has potential to treat a number of serious rare and orphan diseases and address unmet medical need in both adult and pediatric indications. Compared with adult tumors, pediatric solid tumors are characterized by low TP53 mutation frequency and high MDM2 amplification frequency. To date, the FDA has granted us six ODDs, including for soft-tissue sarcoma, gastric cancer and neuroblastoma, and two RPDD, including for neuroblastoma and retinoblastoma. In addition, we plan to pursue FTD, ODD and RPDD for our late-stage programs for alrizomadlin in malignant peripheral nerve sheath tumors, or MPNST, and adenoid cystic carcinoma, or ACC, for which we reported preliminary Phase 2 results in 2022 and 2023, respectively. We are also developing alrizomadlin for the treatment of other solid tumors and hematological malignancies, including AML, MDS, and T-PLL. Clinical trials evaluating alrizomadlin are currently taking place in Australia, China and the United States. We plan to discuss with regulatory authorities and explore global registrational trials for alrizomadlin for ACC or MPNST.

Malignant peripheral nerve sheath tumor (MPNST)

Malignant peripheral nerve sheath tumor, or MPNST, is an ultra-rare type of sarcoma that is very aggressive and has no available approved therapies. The causes of MPNST are not well understood, but it typically originates in the cells that cover and protect peripheral nerves and then grows quickly to invade other tissues. Chemotherapy and radiation have had limited effect on curbing the cancer, and efforts to develop targeted therapies that have shown success in other cancer, such as inhibitors of EGFR, mTOR and tyrosine kinase have not been successful to date. The current standard of care is aggressive surgical resection and, in some cases, amputation. However, surgery is sometimes not available due to size or location of the tumors and traces of the cancer can remain and result in recurrence. MPNST remains plagued with high rates of recurrence and metastasis. The five-year survival rate is estimated to be 50% with median survival to be six years.

Adenoid cystic carcinoma (ACC)

Adenoid cystic carcinoma, or ACC, is a rare form of malignant and persistent neoplasm that arises within secretory glands. It grows slowly along nerves continuing to recur years after diagnosis and treatment. Approximately four million people globally, and 1,300 in the United States, are diagnosed with ACC each year, with approximately 33 million people currently living with ACC, of which approximately 11,000 are in the United States. ACC is initially asymptomatic so it is often diagnosed late after the tumor is already at an advanced stage and has become metastatic. Currently, there are no NCCN standard treatment guidelines for managing all ACC. ACC patients are typically treated with surgery and radiation. Conventional chemotherapies are also used, but patients frequently develop resistance such therapies and clinical benefit has remained limited. ACC is characterized by frequent recurrences and metastases to sites such as the brain, lungs, liver and bones. Most metastases develop 3 to 10 years after initial diagnosis, but can develop even later in life, so ACC patients require life-long monitoring.

Our Solution: Alrizomadlin

Alrizomadlin is a MDM2 inhibitor that has a stable chemical structure, high cell permeability, high binding affinity and favorable PK profile. The MDM2 protein is an antagonist of the p53 transcription factor, a well-known tumor suppressor. Overexpression and amplification of MDM2 has been associated with various cancers, such as liposarcomas, soft tissue tumors, osteosarcomas, and esophageal carcinomas, and implicated in disease progression, treatment resistance and poor patient outcomes for other immunotherapies, such as PD-1/PD-L1 checkpoint inhibitors. Various approaches to inhibit MDM2 have been attempted for more than three decades, with hundreds of small molecule inhibitors evaluated in preclinical studies and clinical trials, but no MDM2 inhibitors have been approved to date.

Using a structure-based approach, we designed a new class of potent, selective, cell permeable, non-peptidic, small molecule inhibitors of the MDM2, and selected alrizomadlin as our lead MDM2 inhibitor. Alrizomadlin has been generally well tolerated and has demonstrated clinical benefit in a number of indications, including in MPNST and ACC.

Mechanism of Action of Alrizomadlin (APG-115)

Select clinical trial results

1. Malignant peripheral nerve sheath tumor (MPNST)

Interim results of patients with MPNST from our Phase 1b/2 clinical trial of alrizomadlin were presented at the 2023 ASCO Annual Meeting. This FDA-regulated Phase 1b/2 trial (NCT03611868) evaluates the safety, tolerability, pharmacokinetics, or PK, and antitumor activity of alrizomadlin in combination with pembrolizumab in patients with unresectable or metastatic melanoma or advanced solid tumors under a clinical collaboration with Merck in the United States and Australia and is an extension of a Phase 1 trial (NCT02935907) of alrizomadlin for the treatment of patients with advanced solid tumors or lymphomas previously initiated in the United States in October 2016. The protocols for these trials were submitted pursuant to an existing IND previously submitted to the FDA on April 30, 2016.

●	Part 1 is the open label, dose-escalation Phase 1b portion of the study to establish the maximum tolerated dose, or MTD and RP2D. Alrizomadlin was administered orally every other day for two consecutive weeks followed by one week off, and pembrolizumab was administrated with the label dose.

●	Part 2 is a Phase 2 study where the patients are being treated with alrizomadlin at 150 mg every other day, or the RP2D, in combination with intravenously administered pembrolizumab until disease progression, unacceptable toxicity, or another discontinuation criterion is met, whichever is earliest. Part 2 of the study consists of 6 cohorts, including MPNST that failed prior standard-of-care therapies.

Of the 24 MPNST patients enrolled and treated as of the December 12, 2022, the data cutoff date, 17 were then evaluable for efficacy and the reported clinical benefit increased to 53%. The median (range) treatment duration was 10 (4-20) cycles. Treatment-related adverse events (whether caused by either alrizomadlin or pembrolizumab) of any grade (>10%) were reported in 18 patients. 12.5% of patients reported treatment- related serious adverse events, including colitis, abdominal pain, diarrhea, and pericardial effusion. Given the preliminary results, we plan to pursue FTD, ODD and RPDD for the combination therapy in MPNST and plan to discuss with the FDA and seek clearance for a proposed registrational trial.

2. Adenoid cystic carcinoma (ACC)

Preliminary results of patients with ACC from the Phase 1b/2 clinical trial of alrizomadlin were presented by researchers at our collaborator University of Michigan Rogel Cancer Center at the 2024 Multidisciplinary Head and Neck Cancers Symposium. This multi-center, open-label, investigator-initiated, or IIT, Phase 1b/2 clinical trial (NCT03781986) of alrizomadlin as a monotherapy or in combination with chemotherapy in patients with p53 wild-type malignant salivary gland cancer. The IND for this trial was submitted on November 19, 2018. The combination arm was terminated early and since June 2021, the trial has continued as a single arm, as a monotherapy. In the first stage, 14 patients were enrolled and received alrizomadlin at 150 mg every other day for two consecutive weeks followed by one week off. If there were two or more responses, investigators moved on to the second stage of the trial, which included an additional 20 patients. The primary endpoint was MTD with key secondary endpoints being PFS, ORR, disease control rate, or DCR, and RR by tumor histology.

As of the September 29, 2023 data cutoff date, 25 of the 27 patients with ACC were evaluable for efficacy, of which 16% achieved PR and 80% showed stable disease. mPFS of the ACC patients was 10.5 months compared to 6 months for the seven non-ACC patients and the average of 2.8 months for ACC patients with untreated disease. Alrizomadlin was well tolerated with frequent adverse events including nausea and vomiting, fatigue, reductions in blood (e.g., platelet, neutrophil) counts, and dysgeusia (taste disturbance), most of which were mild or moderate (grade 1/2). Two patients experienced serious adverse events (headache and sepsis), and four (15%) discontinued because of treatment-related toxicities.

Other programs

We believe alrizomadlin has the potential to treat a number of other solid tumors and hematological malignancies. In addition to the above-described trials, we are currently conducting the following FDA-regulated clinical trials of alrizomadlin:

●	A Phase 2a trial (NCT04496349) as a monotherapy or in combination with lisaftoclax in subjects with relapsed/ refractory T-cell Prolymphocytic Leukemia (r/r T-PLL) and NHL, approved under an IND initially submitted on June 1, 2020; and

We are also currently conducting several NMPA-regulated clinical trials of alrizomadlin in China:

●	A Phase 1 trial (NCT05701306) as a monotherapy or in combination with lisaftoclax in the treatment of recurrent or refractory pediatric neuroblastoma or solid tumors;

●	A Phase 1b/2 trial (NCT04785196) in combination with toripalimab in patients with advanced liposarcoma, or LPS, or other advanced solid tumors; and

●	A Phase 1b trial (NCT04275518) as a monotherapy or in combination with AZA or cytarabine in patients with r/r AML and relapsed/progressed high-/very high-risk MDS.

Data publication

●	In July 2024, we published an article in Targeted Oncology (2024) on Malignant Peripheral Nerve Sheath Tumor (MPNST). The article highlights that MPNSTs are rare, aggressive soft-tissue sarcomas with a tendency for local recurrence and metastasis and have the poorest prognoses among all sarcomas. Overall outcomes with surgical and other treatments are suboptimal, establishing an urgent unmet medical need.

●	In April 2024, we released updated data of APG-115 at 2024 AACR annual meeting, demonstrating that APG-5918 and APG-115 synergistically inhibit tumor growth in preclinical models of prostate cancer (PCa).

●	In March 2024, the clinical results of a phase 1/2 study of APG-115 in progressive salivary gland cancer, including patients with adenoid cystic carcinoma (ACC), were presented during the 2024 Multidisciplinary Head and Neck Cancers Symposium.

Results from recent preclinical studies have also suggested that alrizomadlin may promote antitumor activity of mitogen-activated protein kinase inhibitors in uveal melanoma and in combination with our product candidate APG-5918 may be a potential treatment for prostate cancer.

Pelcitoclax (APG-1252)

Non-small cell lung cancer, or NSCLC, represents 80-85% of all lung cancers. A persistent cough is the most common symptom, making early detection of lung cancer difficult. The majority of lung cancer patients present with either stage 3 locally advanced or stage 3 metastatic disease. The current standard of care is chemotherapy or checkpoint inhibitors, but some patients who have specific mutations associated with NSCLC, such as a EGFR or ALK, have been responsive to targeted therapies targeting those mutations. For example, TKIs targeting EGFR mutants, or EGFR-TKIs, have been approved as frontline therapy for stage 3 or 4 NSCLC after chemotherapy. However, some patients have disease that remain resistant even to first-, second- and third-generation TKIs.

Our product candidate pelcitoclax is a novel, highly potent, small molecule drug designed to restore apoptosis through dual inhibition of the Bcl-2 and Bcl-xL proteins. To date, the FDA has granted one ODD to pelcitoclax for the treatment of SCLC. As of December 31, 2024, at least 203 patients have been treated with pelcitoclax as a monotherapy or in combination with other antitumor agents across clinical trials conducted in the United States, Australia and China. We are currently evaluating pelcitoclax in two Phase 1b trials and one Phase 1b/2 trial in patients with NSCLC, neuroendocrine tumors and NHL. Clinical trials evaluating pelcitoclax are currently taking place in Australia, China and the United States.

In July 2021, we entered into a cooperative research and development agreement, or CRADA, with the National Cancer Institute, or NCI, of the National Institutes of Health, or NIH. Pursuant to the CRADA, the Division of Cancer Treatment and Diagnosis, or DTCD, agreed to sponsor Phase 1, 2 or 3 clinical trials to evaluate pelcitoclax, alone or in combination with other compounds, for the treatment of cancer with our support and funding. We expect to collaborate on a series of clinical trials to evaluate the safety and efficacy of pelcitoclax in solid tumors. The NCI may also conduct non-clinical correlative studies that focus on exploring the biologic activity of pelcitoclax, as well as combination studies of the compound with other targeted agents. As data from the NCI- sponsored studies and our other trials emerge, we and the NCI will discuss additional studies to support the development of pelcitoclax.

Select clinical trial results

Preliminary study results from our Phase 1b trial were presented at the 2023 Congress for the European Society for Medical Oncology, or ESMO. This multi-center, open-label Phase 1b trial (NCT04001777) evaluates the safety and efficacy of pelcitoclax in combination with osimertinib in China for the treatment of patients with NSCLC that is resistant to EGFR-TKIs. This trial consists of a 3+3 dose escalation and expansion to evaluate the adverse events and best dose of pelcitoclax in combination with a fixed dose of osimbertinib, a third-generation EGFR-TKI.

As of April 21, 2023, the data cutoff date, 64 patients were enrolled and treated, of whom eight had disease that was resistant to first-generation EGFR-TKIs; 29 had disease that was resistant to osimbertinib; and 27 had not previously been treated with EGFR-TKIs, or TKI-naïve.

21 (80.8%) of the 26 evaluable patients who were TKI-naïve achieved PR, but looking at the 16 patients who had TP53 and EGFR-positive mutations, 14 (87.5%) achieved PRs and had a mPFS of 16.39 months. Among patients resistant to third-generation TKIs, those with high Bcl-xL expression (H-score greater than 100) exhibited stronger response rates, including longer PFS, than those with low Bcl-xL expression.

Overall, pelcitoclax in combination with osimertinib exhibited a tolerable safety profile. 59 (92.2%) of the 64 patients experienced TRAEs, but only 13 (20.3%) of the 64 patients experienced grade 3 or higher TRAEs. Common TRAEs included increased aspartate aminotransferase (68.8%) and alanine aminotransferase (64.1%), reduced platelet counts (43.8%), increased serum amylase (29.7%), increased blood creatinine (28.1%), anemia (23.4%), increased lipase (23.4%) and decrease leukocyte count (23.4%). The recommended Phase 2 dose of pelcitoclax was established at 160 mg weekly plus osimertinib 80 mg daily.

The foregoing results in this section “Select Clinical Trial Results” include data from trials conducted outside of the United States. To the extent the trials were conducted outside of the United States, the FDA may not accept such data and additional trials may be required, resulting in additional cost and time.

Data publication

●	In February 2024, we published results of the first-in-human study with preclinical data of pelcitoclax in locally advanced or metastatic solid tumors.

APG-2449

APG-2449 is a novel, orally active, small-molecule focal adhesion kinase (FAK), the third generation of anaplastic lymphoma kinase (ALK) and receptor tyrosine kinase C-ros oncogene 1 (ROS1) triple ligase kinase inhibitor (TKI) designed and developed by Ascentage Pharma. It is the first FAK inhibitor approved by CDE for clinical study in China. In the first-in-human trial, cerebrospinal fluid PK analyses showed that APG-2449 was brain-penetrant. An updated study of APG-2449 demonstrated preliminary clinical benefit in patients with NSCLC whose disease was TKI naïve and resistant to 2G ALK inhibitors, especially in brain metastases. In addition, high pFAK expression levels in baseline tumor tissue correlated with improved APG-2449 treatment responses in patients with NSCLC resistant to 2G ALK inhibitors, suggesting that the increase of pFAK may be associated with second-generation ALK TKI resistance.

In October 2024, APG-2449 was cleared by the Center for Drug Evaluation (CDE) of China’s National Medical Product Administration (NMPA) to enter two registrational Phase III studies that will separately evaluate APG-2449 in patients with non-small cell lung cancer (NSCLC) who are resistant to or intolerant of second-generation anaplastic lymphoma kinase (ALK) TKIs; and treatment-naïve patients with ALK-positive advanced or locally advanced NSCLC.

A Phase 1b/2 study of APG-2449 in combination with liposomal doxorubicin hydrochloride in platinum-resistant ovarian cancer is ongoing.

Select clinical trial results

Non-small cell lung cancer (NSCLC)

Updated results of patients with NSCLC from our Phase 1 clinical trial of APG-2449 were presented at the 2024 ASCO Annual Meeting. This Phase 1 trial (NCT03917043) evaluates afety, pharmacokinetic and pharmacodynamic properties of orally administered APG-2449 in patients with advanced solid tumors, including NSCLC. After the RP2D was determined as 1,200 mg daily (QD), patients with NSCLC were enrolled into 2 dose expansion cohorts. Cohort 1 included patients who were resistant to 2G ALK TKIs. Cohort 2 included those who were ALK or ROS1 TKI naïve

As of December 9, 2023, 144 patients (median (range) age, 53 (21-78) years; 53.5% female) with NSCLC, mesothelioma, or ovarian cancer were treated with APG-2449 at doses of 150 to 1,500 mg. A total of 129 (89.6%) patients had treatment-related adverse events (TRAEs), the most frequent of which were elevated serum creatinine (49.3%), ALT (42.4%), and AST (36.1%); nausea (28.5%); vomiting (23.6%); diarrhea (22.9%); and decreased leukocyte count (22.2%). In all, 20 (13.9%) TRAEs were grade ≥ 3.

Of patients with TKI-naïve NSCLC (n = 36) treated at the RP2D, the overall response (ORR) and disease control rates (DCR = CR + PR + SD) were 68.2% (15/22) and 90.1% (20/22) in ROS1 TKI-naïve patients; and 78.6% (11/14) and 100% (14/14) in ALK TKI-naïve patients . Median progression-free survival (mPFS) in ALK TKI-naïve patients was not reached. Of 22 patients with NSCLC resistant to 2G ALK inhibitors and without targetable bypass gene mutations (e.g., KRAS G12C, BRAF V600E), 9 had PRs (9/22; 40.9%) and the mPFS during APG-2449 treatment at RP2D was 11.86 months. Nine of 12 patients in the RP2D group achieved intracranial PR, resulting in an intracranial ORR of 75.0%. Before APG-2449 administration, 17 tumor tissue samples were collected from patients with NSCLC resistant to 2G ALK inhibitors (in the RP2D group), and IHC was used to assess protein levels of phosphorylated FAK (pFAK). The PFS of patients treated with APG-2449 correlated with pFAK levels in baseline tumor tissue, and patients with higher pFAK levels were more likely to benefit from APG-2449 treatment.

APG-2449 demonstrated preliminary efficacy in patients with NSCLC whose disease was TKI naïve and resistant to 2G ALK inhibitors, especially in brain metastases. High pFAK expression levels in baseline tumor tissue correlated with improved APG-2449 treatment responses in patients with NSCLC resistant to 2G ALK inhibitors

AML (Acute Myeloid Leukemia)

In December 2024, we released updated data of APG-2449, in patients with acute myeloid leukemia (AML) in a poster presentation at the 66th American Society of Hematology (ASH) Annual Meeting. APG-2449 exhibits antileukemic activity and enhances lisaftoclax (APG-2575)-induced apoptosis in acute myeloid leukemia (AML).

We are also currently conducting several NMPA-regulated clinical trials of APG-2449 in China:

●	A Phase 1b/2 study of APG-2449 in combination with liposomal doxorubicin hydrochloride in platinum-resistant ovarian cancer is ongoing.

Other data publication

●	In April 2024, we released updated preclinical data of APG-2449 at 2024 AACR annual meeting, demonstrating that it inhibits metastasis and enhances the antitumor efficacy of PEGylated liposome doxorubicin, or PLD, in epithelial ovarian cancer, or EOC.

APG-5918

APG-5918 is a potent, orally bioavailable, and highly selective EED inhibitor. EED is a subunit of PRC2, which plays a role in regulating transcription of genes. It is believed that some mutations can activate PRC2 and result in silencing of key genes such as tumor suppressors and thereby allow the cancer to replicate more quickly. APG-5918 is believed to act upon EED and inhibit the PRC2’s methyltransferase activity. We believe APG-5918 has demonstrated potential for treating patients with anemia, including beta-thalassemia and CKD-induced anemia.

Preliminary study results from our preclinical models of anemia were presented at the 2023 ASH Annual Meeting demonstrating APG-5918 has potential to improve CKD-induced hemoglobin, or Hb, insufficiency. This study investigates the effects of APG-5918 on Hb and fetal Hb, or HbF, in vitro in human CD34+ hematopoietic stem cells, or HSCs, from human cord blood and a CKD-induced anemia rodent model.

In the HSCs, the mRNA levels associated with Hb increased in a dose-dependent manner with treatment of APG-5918. Hb and HbF proteins were also dose-dependently upregulated. In the renal anemic rats, APG-5918 was administered orally and both body weight and hematologic parameters, such as levels of red blood cells and Hb, improved significantly in a dose-dependent manner compared to the control. Based on these results, we are currently evaluating APG-5918 in an NMPA-regulated, randomized, double-blind, placebo-controlled, Phase 1 single and multi- dose-escalation trial (NCT05773586) in anemic subjects. We believe this is the first clinical trial in China of an EED inhibitor amongst products with active trials.

We also initiated an FDA-regulated multi-center, open-label, Phase 1 trial (NCT05415098) of APG-5918 to evaluate the safety, pharmacokinetics and efficacy of APG-5918 in advanced solid tumors or lymphomas, including non-Hodgkin’s lymphoma, that have progressed or are intolerant after treatment with approved therapies or for which there are no standard therapies available. The IND for this trial was submitted to the FDA on May 26, 2022. This clinical trial is currently taking place in China and the United States.

We expect APG-5918 to achieve clinical proof of concept for the treatment of patients with solid tumor and T-cell lymphoma in the next 12-18 months.

Data Publication:

●	In December 2024, we released the updated preclinical results of APG-5918 at the 66th American Society of Hematology (ASH) Annual Meeting, demonstrates robust antitumor activity in preclinical models of T-Cell Lymphomas (TCLs).

●	In June 2024, we released the updated preclinical results of APG-5918 at the 2024 European Hematology Association Hybrid Congress (EHA 2024), demonstrating that APG-5918 improves chronic kidney disease- (CKD)-induced hemoglobin (Hb) insufficiency in preclinical models of anemia

●	In April 2024, we released updated preclinical data of APG-5918 at 2024 AACR annual meeting, demonstrating that APG-5918 and MDM2 inhibitor alrizomadlin (APG-115) synergistically inhibit tumor growth in preclinical models of prostate cancer (PCa).

Discovery pipeline: protein degraders

Our deep understanding of heterobifunctional molecules and ligase biology has allowed us to develop protein degraders targeting traditionally undruggable proteins of interest implicated in key oncologic pathways. We believe we have the ability to develop differentiated degraders with improved PK/PD profiles that exhibit less off-target effects than other degraders in clinical development. Through our degrader platform, we also believe we can develop cancer therapeutics targeted at resistance mechanisms that have traditionally plagued small molecule inhibitors.

We have identified and nominated our first targeted protein degrader, or TPD, candidate for pre-clinical development. This orally bioavailable degrader is targeting the p53-MDM2 pathway. In the last twenty years, many highly potent and orally active MDM2 inhibitors have been developed as a way to activate the p53 tumor suppressor gene, and several are currently in clinical development, including alrizomadlin. However, inhibition of p53 have often resulted in upregulation of MDM2, which has then limited the efficacy of these MDM2 inhibitors, so we believe that a degrader approach could be pursued as the next-generation strategy.

We have also identified and tested in pre-clinical studies several compounds that have rapidly reduced the levels of the Bcl-xL protein in human cancer cell lines and thereby inhibiting cancer cell growth in human cancer cell lines that are dependent on Bcl-xL. Based on our initial pre-clinical studies, we believe we are developing a Bcl-xL protein degrader that has the potential to exhibit strong activity with low levels of platelet toxicity. We are in the process of selecting and nominating our first Bcl-xL degrader as a candidate for pre-clinical development. The potential candidates exhibit high selectivity for the Bcl-xL target, demonstrating potent cellular and degradation activity, and showing remarkable in vivo efficacy in xenograft mice models.

Competition

The biotechnology and pharmaceutical industries, and the oncology drug sector specifically, are characterized by rapid change in current standard of care, evolving understanding of disease etiology, fierce competition and strong defense of intellectual property. While we believe that our platform and our knowledge, experience and scientific resources provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others.

If any of our product candidates are approved for the indications for which we conduct clinical trials, they will compete with currently marketed drugs, as well as any drugs potentially in development. It is also possible that we will face competition from other pharmaceutical approaches as well as other types of therapies. The key competitive factors affecting the success of all our programs, if approved, are likely to be their efficacy, safety, convenience, price, level of generic competition, and availability of reimbursement.

With respect to products and product candidates targeting the BCR-ABL1 pathway, we are aware of companies that currently have products or are developing product candidates that can be competitive, including Novartis and Takeda, which are currently marketing asciminib and ponatinib, respectively.

With respect to product candidates targeting the Bcl-2 pathway, we are aware of companies that currently have products or are developing product candidates that can be competitive, including AbbVie, which is currently marketing venetoclax.

With respect to product candidates targeting the MDM2-p53 pathway, we are aware of companies that are currently developing product candidates that can be competitive, including Astex, Boehringer Ingelheim, and Kartos.

With respect to product candidates targeting the EED pathway, we are aware of companies that are currently developing product candidates that can be competitive, including Fulcrum and Oric.

Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical studies, conducting clinical trials and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Accordingly, our competitors may be more successful than we may be in developing, commercializing and achieving widespread market acceptance. In addition, our competitors’ products may be more effective or more effectively marketed and sold than any treatment we or our development partners may commercialize and may render our product candidates obsolete or noncompetitive before we can recover the expenses related to developing and commercializing our product candidates.

License, collaboration and other agreements

We enter into collaborations with biotechnology, pharmaceutical companies and research institutes to advance the development and commercialization of our product candidates and to supplement our internal pipeline. We seek collaborations that will allow us to retain significant future participation in product sales through either profit- sharing or royalties paid on net sales. Below is an overview of some of our collaborations that have had a significant impact or that we expect may in the near term have a significant impact on our financial results. This is not a complete list, and we have several other collaborations or other agreements with third parties that could affect our results and financial condition.

Agreements with the University of Michigan

License agreement with the University of Michigan

In December 2010, and as amended May 2013, February 2016, May 2017, June 2017, December 2018, January 2019 and November 2020, we entered into a license agreement with the Regents of the University of Michigan, or the University of Michigan and the Michigan Agreement, respectively. Under the Michigan Agreement, the University of Michigan granted to us an exclusive, sublicensable (subject to certain restrictions) license under certain patent rights relating to Bcl-2 and/or Bcl-xL, IAP inhibitors and MDM2-p53 inhibitors, or the Patent Rights, to make, have made, import, use, market, offer for sale and sell products covered by the Patents Rights or manufactured using, or employed to practice, a Licensed Process, as defined further below, or the Licensed Products, and to practice processes or methods covered by the Patent Rights or using a Licensed Product, or the Licensed Processes, in the field of therapeutics worldwide.

We must (i) use commercially reasonable efforts to bring a full scope of Licensed Products to market or one or more Licensed Processes to commercial use through a program for exploiting the Patent Rights (including using commercially reasonable efforts to advance the clinical program to reach certain commercial, research and developmental milestones before certain dates), (ii) continue diligent marketing efforts throughout the life of the Michigan Agreement and (iii) do all that is necessary to obtain and retain any government approvals to manufacture and/or sell Licensed Products and/or use Licensed Processes for all of our relevant activities.

In connection with the entry into the Michigan Agreement, we paid the University of Michigan an upfront fee of US$15 thousand, agreed to sponsor a research program for a certain period of time for no less than US$600 thousand, and agreed to reimburse current and future patent expenses incurred by the University of Michigan. We have agreed to pay the University of Michigan a percentage of net sales of Licensed Products and uses or licenses of Licensed Processes as a royalty. This royalty ranges from the low to mid-single digits and is subject to certain reductions. In addition, we agreed to pay the University of Michigan a percentage of the revenue we receive from sublicensing Patent Rights (as defined therein) under the Michigan Agreement. We are required to pay the University of Michigan minimum annual royalties, which are creditable against the royalties owed for net sales of Licensed Products and uses or licenses of Licensed Processes and sublicense revenue. These minimum annual royalties vary by certain periods of time and range from amounts of US$50 thousand up to US$250 thousand. Our royalty obligations will expire on the date of the last to expire of the Patent Rights or until the Michigan Agreement is terminated. Upon the achievement of certain regulatory and commercial milestones, we are obligated to make milestone payments of up to US$1.36 million in the aggregate.

The University of Michigan retains the right to control all filing, prosecution and maintenance of the Patent Rights, as well as interference and disputes (including litigation) regarding inventorship, but we agree to reimburse these costs. We have the first option to enforce or defend the Patent Rights worldwide for therapeutics but must notify the University of Michigan before filing any suit and adhere to the procedures set forth in the Michigan Agreement. The Michigan Agreement will continue until the last to expire of the Patent Rights, unless terminated sooner in accordance with such agreement. The Michigan Agreement will terminate if we cease to carry on our business or if we fail to make payments to the University of Michigan, in each case upon written notice by the University of Michigan. The University of Michigan has the right to terminate the Michigan Agreement upon any material breach or default by us upon written notice. We have the right to terminate the Michigan Agreement upon written notice if we complete certain procedures described in the Michigan Agreement, including suspending the manufacture, use and sale of the Licensed Products and Licensed Processes. After the licenses granted under the Michigan Agreement terminate, if we have filed patent applications or obtained patents relating to any modification or improvement to the Licensed Products or the Licensed Processes within the scope of the Patent Rights, we agree upon request to enter into good faith negotiations with the University of Michigan for the purpose of granting licensing rights to such modifications or improvements in a timely fashion and under commercially reasonable terms.

BCL-2 license agreements

In December 2016, and as amended December 2016, we assumed from a third party, and entered into, a series of related agreements with the University of Michigan and/or Georgetown University, or collectively, the BCL-2 License Agreements. Among other agreements, we assumed, and entered into a certain (1) license agreement with the University of Michigan and Georgetown University, dated September 2003, and as amended June 2006, September 2006, November 2007, May 2010, July 2012 and August 2018, or the Michigan-Georgetown Agreement, and (2) amended and restated license agreement with the University of Michigan, dated August 2011, initially amended and restated June 2010, and as amended April 2012, November 2016 and August 2018, or the Michigan-Gossypol Agreement.

Under the Michigan-Georgetown Agreement, the University of Michigan and Georgetown University granted to us an exclusive, sublicensable (subject to certain restrictions) license under certain patent rights relating to Bcl-2 and/or Bcl-xL, or the Michigan/Georgetown Patent Rights) to make, have made, import, export, use, have used, market, offer for sale and sell products covered by the Michigan/Georgetown Patent Rights or manufactured using, or employed to practice, a Licensed Process, defined further below, or Michigan/Georgetown Licensed Products, and to practice processes or methods covered by the Michigan/Georgetown Patent Rights, or the Michigan/ Georgetown Licensed Processes, in the field of therapeutics for human use (and with respect to the Michigan/ Georgetown Licensed Products, also as a prognostic or diagnostic reagent, or the use in the development of the same solely for use in clinical trials sponsored by us to develop human therapeutics and not for sale to third parties), or the Michigan/Georgetown Field of Use, worldwide. Upon our written request, the University of Michigan will enter into good faith negotiations with us to expand the Michigan/Georgetown Field of Use to include veterinary uses and/or prognostic or diagnostic products (including reagents) for commercial purposes, and our right to request such negotiation will terminate with respect to prognostic and/or diagnostic products three years after notice is provided by either party to the other of an invention relating to such expanded use.

Under the Michigan-Gossypol Agreement, the University of Michigan granted to us an exclusive, sublicensable (subject to certain restrictions) license under certain patent rights relating to Gossypol co-crystals, or the Gossypol Patent Rights, to make, have made, import, export, use, have used, market, offer for sale and sell products covered by the Gossypol Patent Rights or manufactured, used, imported, offered for sale or sold using, or employed to practice, a Gossypol Licensed Process, as defined further below, or the Gossypol Licensed Products, and to practice processes or methods covered in whole or in part by the Gossypol Patent Rights, or the Gossypol Licensed Processes, for the treatment, palliation, prevention and diagnosis of all human and/or animal diseases, including the measurement, indication and/or prediction of the pharmacologic response to any of the foregoing, or the Gossypol Field of Use, worldwide. If the University of Michigan receives notice from a third party that such third party would like to negotiate for a license to any patent or patent application under the Gossypol Patent Rights for animal uses, or a Veterinary Use Sublicense, the University of Michigan will promptly notify us (date of such notification, the Notice Date) and request we enter into good faith negotiations with such third party for a Veterinary Use Sublicense. If the Gossypol Licensed Product identified as the subject of the Veterinary Use Sublicense, or the Sublicense Product, either would be directly competitive with any Gossypol Licensed Product (i) then sold or under actual development by us or (ii) scheduled to begin development or sublicensing by us within 24 months of the Notice Date, then we may decline the request for such sublicense and must notify the University of Michigan of our decision. Upon certain other prescribed conditions in such agreement, the University of Michigan may negotiate with the third party on our behalf to grant a Veterinary Use Sublicense.

Under the Michigan-Georgetown Agreement, we must (i) use commercially reasonable efforts to obtain and retain any governmental approvals to manufacture and/or sell the Michigan/Georgetown Licensed Products and/or use Michigan/Georgetown Licensed Processes for all of our relevant activities, (ii) use commercially reasonable efforts to bring one or more Michigan/Georgetown Licensed Products to market or one or more Michigan/ Georgetown Licensed Processes to commercial use through a program for exploiting the Michigan/Georgetown Patent Rights (including using commercially reasonable efforts to advance the clinical program to reach certain commercial, research and developmental milestones before certain dates), (iii) continue diligent marketing efforts for one or more Michigan/Georgetown Licensed Products or Michigan/Georgetown Licensed Processes throughout the life of the Michigan-Georgetown Agreement. Michigan/Georgetown Licensed Products used, leased or sold in the United States must be manufactured substantially in the United States unless a waiver is granted.

Under the Michigan-Gossypol Agreement, we must (i) use commercially reasonable efforts to obtain and retain any governmental approvals to manufacture and/or sell the Gossypol Licensed Products and/or use Gossypol Licensed Processes for all of our relevant activities, (ii) use commercially reasonable efforts to bring one or more Gossypol Licensed Products to market or one or more Gossypol Licensed Processes to commercial use through a program for exploiting the Gossypol Patent Rights (including using commercially reasonable efforts to advance the clinical program to reach certain commercial, research and developmental milestones before certain dates), (iii) continue diligent marketing efforts for one or more Gossypol Licensed Products or Gossypol Licensed Processes throughout the life of the Michigan-Gossypol Agreement. Gossypol Licensed Products used, leased or sold in the United States must be manufactured substantially in the United States unless a waiver is granted.

Under the Michigan-Georgetown Agreement, we agreed to pay the University of Michigan a percentage of net sales of Michigan/Georgetown Licensed Products and uses of Michigan/Georgetown Licensed Processes as a royalty. This royalty ranges from the low to mid- single digits and is subject to certain deductions. In addition, we agreed to pay the University of Michigan a percentage of the revenue we receive from sublicensing Michigan/Georgetown Patent Rights under the Michigan-Georgetown Agreement. We are required to pay the University of Michigan minimum annual royalties of US$10,000, which are creditable against the royalties owed for net sales of Michigan/ Georgetown Licensed Products and uses of Michigan/Georgetown Licensed Processes. Our royalty obligations will expire on the date of the last to expire of the Michigan/Georgetown Patent Rights or until the Michigan- Georgetown Agreement is terminated. Upon the achievement of certain regulatory and commercial milestones, on a new chemical entity-by-new chemical entity basis for a certain therapeutic area, and for each new chemical entity in addition to that certain therapeutic area, we are obligated to make milestone payments of up to US$1.15 million in the aggregate.

Under the Michigan-Gossypol Agreement, we agreed to pay the University of Michigan a percentage of net sales of Gossypol Licensed Products and uses of Gossypol Licensed Processes as a royalty. This royalty ranges from the low to mid-single digit and is subject to certain deductions. In addition, we agreed to pay the University of Michigan a percentage of the revenue we receive from sublicensing our Gossypol Patent Rights under the Michigan- Gossypol Agreement. We are required to pay the University of Michigan annual royalties of US$2,500, which are creditable against the royalties owed for net sales of Gossypol Licensed Products and uses of Gossypol Licensed Processes. Our royalty obligations will expire on the date of the last to expire of the Gossypol Patent Rights or until the Michigan-Gossypol Agreement is terminated. Upon the achievement of certain regulatory and commercial milestones, on a new chemical entity-by-new chemical entity basis for a certain therapeutic area, and for each new chemical entity in addition to that certain therapeutic area, we are obligated to make milestone payments of up to US$1.15 million in the aggregate.

Under the Michigan-Georgetown Agreement, the University of Michigan will retain the right to control all aspects of filing, prosecution and maintenance of the Michigan/Georgetown Patent Rights, but we agree to reimburse these costs (including for interference proceedings) and have a right to step in if the University of Michigan declines to perform such activities. We have the first option to enforce or defend the Michigan/Georgetown Patent Rights worldwide for the Michigan/Georgetown Field of Use but must notify the University of Michigan before filing any suit and adhere to the procedures set forth in the Michigan-Georgetown Agreement.

Under the Michigan-Gossypol Agreement, the parties agree to cooperate full to obtain, protect and defend patents arising out of the Gossypol Patent Rights, with the University of Michigan having the final say on any disputes (but we have a right to step in if the University of Michigan declines to perform these activities), and we agree to reimburse the costs related to the filing, prosecution, interference proceedings, and maintenance of the Gossypol Patent Rights. We have the first option to enforce or defend the Gossypol Patent Rights worldwide for the Gossypol Field of Use but must notify the University of Michigan before filing any suit and adhere to the procedures set forth in the Michigan-Gossypol Agreement.

The Michigan-Georgetown Agreement will continue until the last to expire of the Michigan/Georgetown Patent Rights, unless terminated sooner in accordance with such agreement. The Michigan-Georgetown Agreement will terminate if we cease to carry on our business or if we fail to make payments due to the University of Michigan, in each case upon written notice by the University of Michigan. Upon material breach, the University of Michigan has the right to terminate the rights granted with respect to the Michigan/Georgetown Licensed Product or Michigan/Georgetown Licensed Process at issue upon written notice. We have the right to terminate the Michigan- Georgetown Agreement upon written notice if we complete certain procedures described in the Michigan- Georgetown Agreement, including suspending our use of the Michigan/Georgetown Licensed Products and Michigan/Georgetown Licensed Processes. If the Michigan-Georgetown Agreement is terminated for reasons other than due to expiration of the term, if we have filed patent applications or obtained patents relating to any modification or improvement to the Michigan/Georgetown Licensed Products or the Michigan/Georgetown Licensed Processes within the scope of the Michigan/Georgetown Patent Rights, we agree upon request to consider entering into good faith negotiations with the University of Michigan or its future licensees for the purpose of granting licensing rights to such modifications or improvements in a timely fashion and under commercially reasonable terms.

The Michigan-Gossypol Agreement will continue until the last to expire of the Gossypol Patent Rights, unless terminated sooner in accordance with such agreement. The Michigan-Gossypol Agreement will terminate if we cease to carry on our business or if we fail to make certain payments or reports due to the University of Michigan, in each case upon written notice by the University of Michigan. Upon material breach, the University of Michigan has the right to terminate the rights granted with respect to the Gossypol Licensed Product or Gossypol Licensed Process at issue upon written notice. We have the right to terminate the Michigan-Gossypol Agreement upon written notice if we complete certain procedures described in the Michigan-Gossypol Agreement, including suspending our use of the Gossypol Licensed Products and Gossypol Licensed Processes. If the Michigan-Gossypol Agreement is terminated for reasons other than due to expiration of the term, if we have filed patent applications or obtained patents relating to any modification or improvement to the Gossypol Licensed Products or the Gossypol Licensed Processes within the scope of the Gossypol Patent Rights, we agree upon request to consider entering into good faith negotiations with the University of Michigan or its future licensees for the purpose of granting licensing rights to such modifications or improvements in a timely fashion and under commercially reasonable terms.

Strategic partnership with Innovent

In July 2021, we entered into a strategic partnership with Innovent pursuant to the HQP1351 Collaboration and License Agreement among Ascentage Pharma Group Corp Limited, Innovent and Guangzhou Healthquest Pharma Corp. Limited. Under the HQP1351 Collaboration and License Agreement, we granted Innovent development and commercialization rights for olverembatinib and any finished form product comprising olverembatinib, or the Licensed Products. Pursuant to the HQP1351 Collaboration and License Agreement, Innovent paid us an upfront payment of US$30 million, and upon achievement of certain regulatory and commercial milestones Innovent is obligated to make milestone payments of up to an additional US$115 million in the aggregate. We and Innovent have also agreed to use commercially reasonable efforts to carry out development and commercialization of the Licensed Products in the Field and for the Territory (as defined below).

We granted an exclusive (except as to us) license to Innovent to develop the Licensed Products and olverembatinib for the treatment, palliation, diagnosis or prevention of human and veterinary oncology diseases, or the Field, in the PRC, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan (each a Region, or collectively, the Territory). We also granted an exclusive (except as to us) license to Innovent to commercialize the Licensed Products in Innovent’s Covered Cities (as defined below).

We and Innovent agreed to use commercially reasonable efforts to commercialize any Licensed Products for olverembatinib in the Territory after regulatory approval has been obtained. From the total potential market within the Territory, we and Innovent established the essential target market (the Essential Target Market). We are allocated 40% of the Essential Target Market, and Innovent is allocated 60%. From the Essential Target Market, we and Innovent each selected cities that we, respectively, will have the exclusive right to commercialize the Licensed Products in, or, in each case of our company and Innovent, or the Covered Cities. For the five-year period after the first commercial sale of the first Licensed Product, we and Innovent, and respective affiliates, are prohibited from commercializing a certain Competing Product (as defined therein) in the Territory.

We retained the exclusive right, and are obligated, to supply to Innovent the Licensed Products for use or sale in Innovent’s Covered Cities and must use commercially reasonable efforts to fulfill this obligation.

The HQP1351 Collaboration and License Agreement will expire on a Licensed Product-by-Licensed Product and Region-by-Region basis between us and Innovent with respect to such Licensed Product in such country. The HQP1351 Collaboration and License Agreement may be terminated by either party in the event of an uncured material breach by the other party or in the event the other party becomes subject to specified bankruptcy, insolvency or similar circumstances. In addition, on a Region-by-Region basis, the HQP1351 Collaboration and License Agreement may be terminated by Innovent or by us in the event a Licensed Product or another product containing the Licensed Molecule is withdrawn from the market by a regulatory authority in such Region, for such Region. Innovent may terminate the HQP1351 Collaboration and License Agreement at will upon specified written notice; provided, that in the event we are not able to commercialize the Licensed Products in Innovent’s Covered Cities by a specified date, we have certain rights and obligations. In the event Innovent terminates the HQP1351 Collaboration and License Agreement for our uncured material breach or our specified bankruptcy, insolvency or similar circumstances, the commercialization license we granted to Innovent will become fully-paid, irrevocable and royalty-free.

Takeda exclusive option agreement

In June 2024, we entered into an exclusive option agreement with Takeda Pharmaceuticals International AG, or Takeda, and our affiliates, Guangzhou Healthquest Pharma Co., Ltd., and Ascentage Pharma (Suzhou) Co., Ltd., or the Takeda Exclusive Option Agreement, where we granted to Takeda an exclusive option to enter into an exclusive license agreement, under which Takeda would have the exclusive right (even as to us and our affiliates) to research, develop, import, export, make, have made, manufacture, have manufactured, use, commercialize, and otherwise exploit olverembatinib, or the Compound, and any product comprising olverembatinib, or the Product. The rights to be granted under the exclusive license agreement would be for any therapeutic, prophylactic, preventative or diagnostic use in or for animals and humans, or the Field, and would be granted worldwide, excluding the PRC, the Hong Kong Special Administrative Region, the Macau Special Administrative Region, Taiwan and the Russian Federation, or the Territory.

In connection with the Takeda Exclusive Option Agreement, we were paid by Takeda US$100.0 million from Takeda related to intellectual property income and option payment. In aggregate, under the Takeda Exclusive Option Agreement and the expected terms of the exclusive license agreement, we are eligible to be paid a one- time option exercise fee and certain development, commercial and sales milestones totaling up to approximately US$1.2 billion and royalties in a range equal to 12-19% of net sales. In addition, in June 2024, we issued and sold to Takeda 24,307,322 ordinary shares, or the Takeda Shares, for an aggregate purchase price of US$75 million. In connection therewith, we entered into a Registration Rights Agreement with Takeda, granting the Takeda Shares certain registration rights related to the filing of a resale registration statement by May 6, 2025 covering the Takeda Shares, the filing of an unlimited number of shelf registration statements if the Company is qualified to make such filings, and granting of certain piggyback registration rights. Takeda’s registration rights will terminate when Takeda no longer owns any Takeda Shares. A complete copy of the Registration Rights Agreement is filed as Exhibit 4.15 to this Annual Report on Form 20-F.

During the term of the Takeda Exclusive Option Agreement, we retain full control and decision-making authority, at our expense, over the development activities and strategy related to any Compound or Product worldwide, including the Territory, subject to certain obligations. Though we retain the sole right and responsibility, at our expense, to manufacture or have manufactured the Compound and the Product for the Field anywhere in the world, we also agreed to transition the technology to manufacture the Compound and Product to a third party contract manufacturing organization, following which we will be eligible to receive a development milestone in the low double-digit millions.

Under the Takeda Exclusive Option Agreement, we agreed to use commercially reasonable efforts to develop and seek regulatory approval for a Compound and Product for a certain indication in the Territory. For the term of the Takeda Exclusive Option Agreement, we and our affiliates are prohibited from developing, manufacturing, commercializing or otherwise exploiting any Competing Product (as defined in the Takeda Exclusive Option Agreement), and we are obligated in certain situations to take certain actions related to our obligation to not develop, manufacture, commercialize or otherwise exploit any Competing Products.

The Takeda Exclusive Option Agreement will expire upon the earliest of: (x) the end of the option initiation period if no option initiation notice was timely provided; (y) the end of the option exercise period if no option exercise notice was timely provided; or (z) the effective date of the Takeda Exclusive License Agreement. If at the end of the option initiation period or option exercise period, Takeda has not timely provided an option initiation notice or option exercise notice, as applicable, due to government investigations under any antitrust or foreign direct investment laws, then the Takeda Exclusive Option Agreement will not automatically terminate, and Takeda will have the right to issue an option exercise notice at the closing of such investigations.

The Takeda Exclusive Option Agreement also may be terminated by Takeda or us in the event the other party becomes subject to specified bankruptcy, insolvency or similar circumstances. In addition, the Takeda Exclusive Option Agreement may be terminated by Takeda or us in the event of an uncured material breach by the other party. In the event Takeda has the right to terminate the Takeda Exclusive Option Agreement for our uncured material breach or fraud, then Takeda may, in lieu of termination, have other rights. Takeda may terminate the Takeda Exclusive Option Agreement at any time in its sole discretion upon providing 30 days’ prior written notice.

Intellectual property

Intellectual property rights are fundamental to our business. Through our robust research and development, or R&D, platform and research collaborations, we have strategically developed a global intellectual property portfolio, which includes exclusive licenses to issued patents and patent applications worldwide with respect to olverembatinib, lisaftoclax and our other drug candidates. For olverembatinib, Healthquest Pharma, our wholly owned subsidiary, acquired certain relevant patents from GIBH. Our comprehensive and growing intellectual property portfolio positions us to capture market potential globally.

The proprietary nature of, and protection for, our drug candidates and their methods of use are an important part of our strategy to develop and commercialize novel medicines. We have obtained or licensed patents relating to certain of our drug candidates and are pursuing additional patent protection for them and for our other drug candidates and technologies. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Moreover, trade secrets can be difficult to protect. While we have confidence in the measures we take to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. For more information on these and other risks related to intellectual property, see “Item 3. Key Information—D. Risk Factors—Risks related to our intellectual property.” Additionally, we have registered and unregistered trademarks, including amongst others, our company name, as well as domain names incorporating some or all of these trademarks.

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important products, technologies, inventions and know-how related to our business and our ability to defend and enforce our patents and other intellectual property, preserve the confidentiality of our trade secrets and operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and proprietary rights of third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain the proprietary position of our development programs.

As of December 31, 2024, patent rights held by us relating to our drug candidates include the following:

With respect to olverembatinib, our material patents consist of one issued U.S. patent, one pending non- provisional U.S. patent application, four issued PRC patents, one pending PRC patent application, and other international patents and patent applications directed to compositions of matter and processes of manufacturing, as well as one issued U.S. patent, one pending non-provisional U.S. patent application, two PRC issued patents, one PRC patent application, and other international patents and patent applications directed to methods of treatment, as well as one issued U.S. patent, one pending non-provisional U.S. patent application, and other international patents and patent applications directed to pharmaceutical formulations, as well as one pending non- provisional U.S. patent application, one pending PRC patent application, and other international patents and patent applications directed to polymorphs of olverembatinib. These patents and patent applications, if issued, are expected to expire between at least 2030 and 2041, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The following table summarizes our material patents with respect to olverembatinib:

Olverembatinib
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the U.S.)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Composition of Matter	Owned	1	June 3, 2031
Methods of Treatment	Owned	2	June 3, 2031
Process	Owned	1	February 26, 2040
Formulation	Owned	1	December 9, 2039
Polymorph	Owned	1	July 1, 2041

With respect to lisaftoclax, our material patents consist of two pending non-provisional U.S. patent applications, one pending PRC patent application, and another international patent and patent application directed to methods of treatment or processes of manufacturing, as well as one pending non-provisional U.S. patent application, one issued PRC patent, and other international patents and patent applications directed to polymorphs of lisaftoclax. We also have an exclusive license that covers three issued U.S. patents, two PRC issued patents, and other international patents and patent applications, directed to compositions of matter and methods of treatment.

These patents and patent applications, if issued, are expected to expire between at least 2037 and 2041, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The following table summarizes our material patents with respect to lisaftoclax:

Lisaftoclax
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the U.S.)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Composition of Matter	Licensed	3	August 4, 2037
Method of Treatment	Owned	1	December 3, 2040
Process	Owned	1	July 1, 2041
Polymorph	Owned	1	March 5, 2041

With respect to alrizomadlin, our material patents consist of one issued U.S. patent, one issued PRC patent, as well as another international patent and other patent applications directed to processes of manufacturing. We also have an exclusive license that covers one issued U.S. patent, one issued PRC patent, one pending PRC patent application, as well as other international patents and patent applications directed to compositions of matter.

These patents and patent applications, if issued, are expected to expire between at least 2036 and 2040, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The following table summarizes our material patents with respect to alrizomadlin:

Alrizomadlin
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the U.S.)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Composition of Matter	Licensed	1	April 16, 2035
Process	Owned	1	July 10, 2040

With respect to pelcitoclax, our material patents consist of two issued U.S. patents, one issued PRC patent, as well as other international patents directed to methods of treatment or processes of manufacturing. We also have an exclusive license that covers one issued U.S. patent, one issued PRC patent, as well as other international patents and patent applications directed to compositions of matter. These patents, and patent applications, if issued, are expected to expire between at least 2034 and 2040, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The following table summarizes our material patents with respect to pelcitoclax:

Pelcitoclax
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the U.S.)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Composition of Matter	Licensed	2	January 15, 2034
Method of Treatment	Owned	1	July 31, 2039
Process	Owned	1	January 3, 2040

With respect to APG-5918, our material patents consist of one pending non-provisional U.S. patent application, one issued PRC patent, as well as other international patent applications directed to processes of manufacturing. We also have an exclusive license that covers one pending non-provisional U.S. patent application, one issued PRC patent, as well as other international patents and patent applications directed to compositions of matter and methods of treatment. These patents and patent applications, if issued, are expected to expire between at least 2040 and 2041, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The following table summarizes our material patents with respect to APG-5918:

APG-5918
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the U.S.)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Composition of Matter	Licensed	1	July 16, 2040
Method of Treatment	Licensed	1	July 16, 2040
Process	Owned	1	May 10, 2041

With respect to APG-2449, our material patents consist of one pending non-provisional U.S. patent application, one issued U.S. patent, two pending PRC patent applications, three issued PRC patents, as well as other international patent applications directed to methods of treatment, as well as two pending PRC patent applications, and other international patents and patent applications directed to processes of manufacturing, as well as one pending PRC patent application, and other international patents and patent applications directed to polymorphs of APG-2449 ..We also have an exclusive license that covers two issued U.S. patent applications, two issued PRC patent, as well as other international patents and patent applications directed to compositions of matter. These patents and patent applications, if issued, are expected to expire between at least 2037 and 2044, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The following table summarizes our material patents with respect to APG-2449:

APG-2449
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the U.S.)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Composition of Matter	Licensed	2	August 28, 2037
Method of Treatment	Owned	2	September 24, 2041

With respect to other compounds, we have an exclusive license to other U.S. and PRC patents and patent applications, with issued and pending international counterparts which generally relate to our efforts to develop other small molecule drugs.

We cannot predict whether the patent applications we pursue will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any proprietary protection from competitors. Even if our pending patent applications are granted as issued patents, those patents, as well as any patents we license from third parties, may be challenged, circumvented or invalidated by third parties.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the application. In certain jurisdictions extensions as compensation for regulatory delays are available. For example, in the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed co-owned patent. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. However, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. In certain foreign jurisdictions similar extensions as compensation for regulatory delays are also available. The actual protection afforded by a patent varies on a claim- by-claim and country-to-country basis for each applicable product and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Furthermore, the patent positions of biotechnology and pharmaceutical products and processes like those we intend to develop and commercialize are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in such patents has emerged to date. Changes in either the patent laws or interpretations of patent laws in the United States, the PRC and other countries may diminish our ability to protect our inventions, and enforce our intellectual property rights and more generally, could affect the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.

The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Our ability to maintain and solidify our proprietary position for our drug candidates and technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of the patent applications that we may file or license from third parties will result in the issuance of any patents. The issued patents that we own, or may receive in the future, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may be able to independently develop and commercialize similar drugs or duplicate our technology, business model or strategy without infringing our patents. Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our drug candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing the advantage of any such patent.

We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our consultants, scientific advisors and contractors and invention assignment agreements with our employees. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our drug candidates or processes, obtain licenses or cease certain activities. Our breach of any commercialize our drug candidates may have a material adverse impact on us.

In addition, substantial scientific and commercial research has been conducted for many years in the areas in which we have focused our development efforts, which has resulted in third parties having a number of issued patents and pending patent applications relating to such areas. Patent applications in the United States and elsewhere are generally published only after 18 months from the priority date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to drugs similar to our current product candidates and any future drug candidates, discoveries or technologies we might develop may have already been filed by others without our knowledge.

For more information on these and other risks related to intellectual property, see “Item 3. Key Information—D. Risk Factors—Risks related to our intellectual property.”

Commercialization

In November 2021, olverembatinib was approved by the NMPA for the treatment of adult patients with CML-CP or CML-AP with a T315I mutation. In November 2023, olverembatinib was further approved by the NMPA for the treatment of patients with CML-CP that is resistant and/or intolerant to first- and second-generation TKIs. Since 2021, we have established an integrated commercialization team in China consisting of more than 100 staff members to primarily sell and market our lead product olverembatinib. The team includes functions such as sales, marketing, market access, channel management, sales force effectiveness and sales training. Furthermore, in July 2021, we have entered into a strategic collaboration and license agreement with Innovent. Pursuant to the agreement, we granted Innovent the right to develop and commercialize olverembatinib in mainland China, Hong Kong, Macau and Taiwan. See “License, collaboration and other agreements—Strategic collaboration with Innovent.” As of December 31, 2024, the number of direct-to-pharmacy (DTP) pharmacies and hospitals where olverembatinib is on formulary reached 734.

In January 2023, olverembatinib was included in the 2022 NRDL for the indications of T315I-mutant CML-CP and T315I-mutant CML-AP. In recent years, the existing CML patient pool in China has grown to approximately 150,000 and annual cases have increased to approximately 20,000. In November 2024, it was announced that olverembatinib will also be included in the New Version of the NRDL for the indication of CML-CP patients resistant and/or intolerant to 1G and 2G TKIs. The New Version of the NRDL will go into effect January 1, 2025, following which, all currently commercialized indications of olverembatinib will be reimbursable, which will further bolster the affordability and accessibility of the drug in China. We also actively promote the inclusion of commercial medical insurance projects in various cities to enhance affordability for patients.

As of December 31, 2024, our core product olverembatinib achieved sales revenue of RMB241.0 million (US$33.0 million).

Manufacturing and facilities

Our global manufacturing facility is located in Suzhou, Jiangsu Province, China and has been operational since the fourth quarter of 2022. The center has more than 200,000 square feet of space, with a manufacturing capacity for both oral solid tablets and capsules of up to 250 million dosage units per year. We also maintain manufacturing capability for injectable drug products, including lyophilized formulations at the Suzhou center. In the fourth quarter of 2022, the company was issued a Drug Manufacturing License (Certificate A). In 2024, the Suzhou manufacturing center completed the technical transfer and process validation campaign of olverembatinib tablets. At the same time, we obtained the updated version of the Drug Manufacturing Licenses (including certificates A, B and C) and passed GMP compliance inspection conducted by Jiangsu Medical Products Administration which allows us to manufacture and supply olverembatinib tablets for global clinical trials and commercial sales in China market from Ascentage owned facility.

In April 2023, we received a zero-deficiency report from the GMP compliance audit of our global manufacturing center by a Qualified Person, or QP, of the EU. We believe this successful audit indicates that our Suzhou manufacturing center and the quality management system implemented at the site are compliant with international standards such as EU GMP in preparation for our continued global expansion.

In addition, we lease a facility of approximately 50,000 square feet for R&D and manufacturing in China Medical City, Taizhou, Jiangsu Province, China, where we produce and supply preclinical test articles and clinical trial materials for some of our drug candidates. We believe that such existing facilities are adequate for our needs.

Employees and human capital

As of December 31,2024, we had approximately 567 full-time employees, 406 of whom were engaged in research and development activities. None of our employees are represented by a labor union or covered under a collective bargaining agreement. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of share-based and cash-based compensation awards, in order to increase shareholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives. We are committed to supporting employee health and safety in the workplace through a generous health insurance program, as well as fostering an inclusive work environment that supports our workforce.

Legal proceedings

From time to time, we may be subject to various claims and legal actions that arise in the ordinary course of our business. As of the date of this Annual Report on Form 20-F, we are not a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Government regulation

U.S. regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. drug development

In the United States, the FDA regulates drugs under the FDCA. Drugs also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Our product candidates are considered small molecule drugs and must be approved by the FDA through the new drug application, or NDA, process before they may be legally marketed in the United States. The process generally involves the following:

●	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practices, or GLPs;

●	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

●	approval by an independent IRB, DSMBs, or ECs at each clinical trial site before each trial may be initiated;

●	performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish substantial evidence of the safety and efficacy of the investigational product for each proposed indication;

●	submission to the FDA of an NDA;

●	a determination by the FDA within 60 days of its receipt of an NDA to accept the filing for review;

●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

●	potential FDA audit of the preclinical study and/or clinical trial sites that generated the data in support of the NDA filing;

●	FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States; and

●	compliance with any post-approval requirements, including the potential requirement to implement a REMS and the potential requirement to conduct post-approval studies.

The data required to support an NDA are generated in two distinct developmental stages: preclinical and clinical. The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for any current and future product candidates will be granted on a timely basis, or at all.

The preclinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND submission is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin. Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND submission. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND submission is complete. An IND submission automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence. IND sponsors follow a process similar to an IND submission, review and approval when filing a CTA with regulatory agencies in other countries.

Clinical trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND submission. Furthermore, each clinical trial must be reviewed and approved by an IRB, DSMB, or EC for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB must also approve the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND submission. If a foreign clinical trial is not conducted under an IND submission, the sponsor may submit data from the clinical trial to the FDA in support of an NDA. The FDA will generally accept a well-designed and well-conducted foreign clinical trial not conducted under an IND submission if the trial was conducted in accordance with the ethical principles contained in the Declaration of Helsinki pursuant to 21 CFR 312.120, incorporating the 1989 version of such declaration, or with the laws and regulations of the foreign regulatory authority where the trial was conducted, such as the European Medicines Agency, or EMA, whichever provides greater protection of the human subjects, and with GCP and GMP requirements, and the FDA is able to validate the data through an onsite inspection, if deemed necessary, and the practice of medicine in the foreign country is consistent with the United States.

Clinical trials in the United States generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap. Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, tolerability and safety of the drug. Phase 2 clinical trials involve studies in disease-affected patients to determine the dose and dosing schedule required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted. Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, are conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA. Progress reports detailing the results of the clinical trials, among other information, must be submitted to the FDA at least annually. Sponsor is also responsible for submitting written IND safety reports, including reports of serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk for human subjects and any clinically significant increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB, DSMB, or EC can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB, DSMB, or EC’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.

Concurrent with clinical trials, companies usually complete additional animal safety studies and also must develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process, as performed by the manufacturing facility, must be capable of consistently producing quality batches of our product candidates. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that our product candidates do not undergo unacceptable deterioration over their labeled shelf life.

NDA review process

Following completion of the clinical trials, data is analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. In short, the NDA is a request for approval to market the drug in the United States for one or more specified indications and must contain proof of safety and efficacy for a drug.

The application must include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of an NDA must be obtained before a drug may be legally marketed in the United States.

Under the Prescription Drug User Fee Act of 1992, as amended, or PDUFA, each NDA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee for each marketed human drug. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. In November 2023, the FDA issued a guidance on Real-Time Oncology Review, which allows applicants to provide the FDA with earlier access to critical efficacy and safety data, which can help streamline the review process and to potentially enable earlier FDA feedback to the applicant, including earlier feedback on data quality and potential review issues.

The FDA reviews all submitted NDAs before it accepts them for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months from the filing date of a new molecular-entity NDA, and six months from the filing date of a new molecular-entity NDA designated for priority review, to complete its initial review and respond to the applicant. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA, it will issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A complete response letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The complete response letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time- consuming requirements related to clinical trials, preclinical studies and/or manufacturing. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

Orphan drugs

Under the Orphan Drug Act of 19chi, as amended, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, it discloses the identity of the therapeutic agent and its potential orphan use. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. However, competitors may receive approval of either a different product for the same indication or the same product for a different indication, the latter of which could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if a product candidate is determined to be contained within the scope of the competitor’s product for the same indication. In response to the court decision in Catalyst Pharms., Inc. v. Becerra, 14 F.4th 1299 (11th Cir. 2021), in January 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court’s order in Catalyst, the FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the Catalyst order—that is, the agency will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union, or the EU, has similar, but not identical, requirements and benefits.

In June 2024, the U.S. Supreme Court overruled the Chevron doctrine, which gives deference to regulatory agencies’ statutory interpretations in litigation against federal government agencies, such as the FDA, where the law is ambiguous. This landmark Supreme Court decision may invite various stakeholders to bring lawsuits against the FDA to challenge longstanding decisions and policies of the FDA, including the FDA’s statutory interpretations of market exclusivities and the “substantial evidence” requirements for drug approvals, which could undermine the FDA’s authority, lead to uncertainty in the industry, and disrupt the FDA’s normal operations.

Expedited review programs

The FDA has a fast-track program that is intended to expedite or facilitate the process of reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for fast-track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast-track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast-track status any time before receiving NDA approval, but ideally no later than the pre-NDA meeting with the FDA.

Any product submitted to the FDA for marketing, including under a fast-track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies.

A product may also be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, such product must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, which endpoint is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. The FDA may withdraw drug approval or require changes to the labeled indication of the drug if confirmatory post- market trials fail to verify clinical benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with the drug. If the FDA concludes that a drug shown to be effective can be safely used only if distribution or use is restricted, it may require such post-marketing restrictions as it deems necessary to assure safe use of the product. The Food and Drug Omnibus Reform Act made several changes to the FDA’s authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements.

Additionally, a drug may be eligible for designation as a breakthrough therapy if (a) the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and (b) preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast-track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Fast-track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

Post-approval requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping requirements, requirements to report adverse events and comply with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations, known as “off-label promotion,” and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals, including the requirement for a REMS, to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for noncompliance with regulatory standards or if problems occur following initial marketing.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or product recalls;

●	fines, warning letters, or holds on post-approval clinical studies;

●	refusal of the FDA to approve pending applications or supplements to approved applications;

●	suspension or revocation of product approvals;

●	product seizure or detention;

●	refusal to permit the import or export of products; or

●	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

FDA regulation of companion diagnostics

A therapeutic product may rely upon an in vitro companion diagnostic for use in selecting the patients that will be more likely to respond to that therapy. If an in vitro diagnostic is essential to the safe and effective use of the therapeutic product and if the manufacturer wishes to market or distribute such diagnostic for use as a companion diagnostic, then the FDA will require separate approval or clearance of the diagnostic as a companion diagnostic to the therapeutic product. According to FDA guidance, an unapproved or uncleared companion diagnostic device used to make treatment decisions in clinical trials of a drug generally will be considered an investigational medical device unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device generally will be considered a significant risk device under the FDA’s Investigational Device Exemption, or IDE, regulations. The sponsor of the diagnostic device will be required to comply with the IDE regulations for clinical studies involving the investigational diagnostic device. According to the guidance, if a diagnostic device and a drug are to be studied together to support their respective approvals, both products can be studied in the same clinical trial, if the trial meets both the requirements of the IDE regulations and the IND regulations. The guidance provides that depending on the details of the clinical trial protocol, the investigational product(s), and subjects involved, a sponsor may seek to submit an IDE alone (e.g., if the drug has already been approved by FDA and is used consistent with its approved labeling), or both an IND and an IDE. Pursuing FDA approval/clearance of an in vitro companion diagnostic would require either a pre-market notification, also called 510(k) clearance, or a pre-market approval, or PMA, or a de novo classification for that diagnostic. The review of companion diagnostics involves coordination of review with the FDA’s Center for Devices and Radiological Health. In June 2023, the FDA issued guidance on a voluntary pilot program on oncology drug products used with certain in vitro diagnostic tests, which is intended to provide greater transparency regarding the minimum performance characteristics necessary for certain oncology diagnostic tests. In April 2024, the FDA published a final rule regarding phasing out its enforcement discretion for most laboratory-developed tests and to amend the FDA’s regulations to make explicit that in vitro diagnostics are medical devices under the FDCA, including when the manufacturer of the diagnostic product is a laboratory. These proposed changes and other regulatory changes pertaining to diagnostic products can increase the cost and time needed to develop new diagnostic tests and to bring them to the market.

510(k) clearance process

To obtain 510(k) clearance, a pre-market notification is submitted to the FDA demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet required the submission of a PMA application. The FDA’s 510(k) clearance process may take three to 12 months from the date the application is submitted and filed with the FDA, but may take longer if the FDA requests additional information, among other reasons. In some cases, the FDA may require clinical data to support substantial equivalence. In reviewing a pre-market notification submission, the FDA may request additional information, which may significantly prolong the review process. Notwithstanding compliance with all these requirements, clearance is never assured. After a device receives 510(k) clearance, any subsequent modification of the device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or require a PMA. In addition, the FDA may make substantial changes to industry requirements, including which devices are eligible for 510(k) clearance, which may significantly affect the process.

De novo classification process

If a new medical device does not qualify for the 510(k) pre-market notification process because no predicate device to which it is substantially equivalent can be identified, the device is automatically classified into Class III. The Food and Drug Administration Modernization Act of 1997 established a different route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification process. This process allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. The FDA may reject the reclassification petition if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk and requires PMA or that general controls would be inadequate to control the risks and special controls cannot be developed. Obtaining FDA marketing authorization, de novo down-classification, or approval for medical devices is expensive and uncertain, and may take several years, and generally requires significant scientific and clinical data.

PMA process

The PMA process, including the gathering of clinical and nonclinical data and the submission to and review by the FDA, can take several years or longer. The applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness, including information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee. In addition, PMAs for medical devices must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic produces reproducible results. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation, which imposes extensive testing, control, documentation, and other quality assurance and GMP requirements.

Other U.S. regulatory matters

Our current and future arrangements with healthcare providers, third-party payors, customers and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, which may constrain the business or financial arrangements and relationships through which we research, as well as, sell, market and distribute any products for which we obtain marketing approval. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

●	the federal Anti-Kickback Statute, or AKS, which makes it illegal for any person, including a prescription drug or medical device manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal AKS constitutes a false or fraudulent claim for purposes of the civil False Claims Act of 1863, or FCA;

●	the federal false claims, including the civil FCA that can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, and/or impose exclusions from federal health care programs and/or penalties for parties who engage in such prohibited conduct;

●	the Federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations also impose obligations on covered entities such as health insurance plans, healthcare clearinghouses, and certain health care providers and their respective business associates and their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

●	the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare professionals (such as physician assistants and nurse practitioners, among others), and teaching hospitals as well as information regarding ownership and investment interests held by physicians and their immediate family members; and

●

analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non- governmental third-party payors, including private insurers, state laws that require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and require the registration of their sales representatives, state laws that require biotechnology companies to report information on the pricing of certain drug products, and state and foreign laws that govern the privacy and security of health information in some circumstances (such as Washington’s My Health, My Data Act, which, among other things, provides for a private right of action), many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws. In addition, the distribution of pharmaceutical and/or medical device products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical and/or medical device products. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act of 1970 as well as other applicable consumer safety requirements.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in significant civil, criminal and administrative penalties, including damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts.

U.S. patent-term restoration and marketing exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND or the issue date of the patent, whichever is later, and the submission date of an NDA plus the time between the submission date of an NDA or the issue date of the patent, whichever is later, and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for a generic version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement with respect to one or more patents listed for the drug in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations publication. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness or generate such data themselves.

U.S. coverage and reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by CMS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, no uniform policy of coverage and reimbursement for drug products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics. In most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the EU provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the EU do not follow price structures of the United States and generally prices tend to be significantly lower.

U.S. healthcare reform

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private third-party payors often follow Medicare coverage policy and payment limitations in setting their own payment rates.

The United States government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price- controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the ACA substantially changed the way healthcare is financed by both the government and private insurers, and continues to significantly impact the U.S. pharmaceutical industry. The ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the U.S. Department of Health and Human Services, or HHS, Secretary as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and adding a new rebate calculation for “line extensions.” The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. Additionally, for a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer.

Since its enactment, there have been legislative and judicial efforts to repeal, replace, or change some or all of the ACA. In June 2021, the United States Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case without specifically ruling on the constitutionality of the ACA. Accordingly, the ACA remains in effect in its current form. It is unclear how this Supreme Court decision, future litigation, and healthcare measures promulgated by the current U.S. administration will impact the implementation of the ACA, our business, financial condition and results of operations. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Other changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which will stay in effect through 2032, unless additional congressional action is taken. These laws and future legislation may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers for our drugs, if approved, and accordingly, our financial operations.

Additionally, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. The American Rescue Plan Act of 2021 eliminated the statutory cap on Medicaid Drug Rebate Programs rebates that manufacturers pay to state Medicaid programs. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have material impact on our business. In August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. In March 2023, CMS published its first guidance on how negotiations will be conducted, starting in 2026 for high expenditure drugs as determined and selected by HHS. In June 2023, CMS issued a revised guidance for the Medicare Drug Price Negotiation Program under the Inflation Reduction Act. Various industry stakeholders, including pharmaceutical companies and the Pharmaceutical Research and Manufacturers of America, have initiated lawsuits against the federal government, asserting that the price negotiation provisions of the Inflation Reduction Act are unconstitutional. The impact of these judicial challenges, legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the government on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, a number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization. These and other health reform measures that are implemented may have a material adverse effect on our operations. We are unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. These and any further changes in the law or regulatory framework that reduce our revenue or increase our costs could have a material and adverse effect on our business, financial condition and results of operations. The continuing efforts of the government, insurance companies, managed care organizations, and other payors of healthcare services and medical products to contain or reduce costs of healthcare and/or impose price controls may adversely affect the demand for our product candidates, if approved, and our ability to achieve or maintain profitability.

Drug approval outside of the United States

In addition to regulations in the United States, we must obtain the requisite approvals from regulatory authorities in countries outside the U.S. prior to the commencement of clinical studies or marketing of the product in those countries. Certain countries outside the U.S. have a similar process that requires the submission of a clinical study application much like the IND prior to the commencement of human clinical studies. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country and may require us to perform additional pre-clinical or clinical testing.

PRC regulation

In the PRC, we operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC laws, rules and regulations affecting many aspects of our business. This section sets forth a summary of the principal PRC laws, rules and regulations that we believe are relevant to our business and operations in China.

Introduction

China strictly supervises and regulates the development, approval, manufacturing and distribution of drugs. The specific regulatory requirements applicable depend on whether the drug is made and finished in China, which is referred to as a domestically manufactured drug, or made abroad and imported into China in finished form, which is referred to as an imported drug, as well as the approval or “registration” category of the drug. For both imported and domestically manufactured drugs, China typically requires regulatory approval for a CTA to conduct clinical trials in China and submit China clinical trial data, prior to applying for marketing approval. For a domestically manufactured drug, there is also a requirement to have a drug manufacturing license for a facility in China.

In 2017, the drug regulatory system entered a new and significant period of reform. The General Office of the State Council and the General Office of the Central Committee of the Communist Party of China jointly issued the Opinion on Deepening the Reform of the Evaluation and Approval System to Encourage Innovation in Drugs and Medical Devices, or the Innovation Opinion, in October 2017. The expedited programs and other advantages under this and other recent reforms encourage drug manufacturers to seek marketing approval in China first, manufacture domestically, and develop drugs in high priority disease areas, such as oncology.

To implement the regulatory reform introduced by the Innovation Opinion, the National People’s Congress, or the NPC, and the National Medical Products Administration (formerly the China Food and Drug Administration, or the CFDA), or the NMPA, has been revising the fundamental laws, regulations and rules regulating pharmaceutical products and the industry, which include the framework law known as the PRC Drug Administration Law, or Drug Administration Law. The Drug Administration Law was promulgated by the SCNPC on September 20, 1984, and last amended on August 26, 2019 and took effect as of December 1, 2019. The Drug Administration Law is implemented by a high-level regulation issued by the State Council of the People’s Republic of China, or the State Council, referred to as the Implementing Regulations of the PRC Drug Administration Law. The NMPA has its own set of regulations further implementing Drug Administration Law; the primary one governing CTAs, marketing approval, and post-approval amendment and renewal is known as the Drug Registration Regulation, or DRR. The DRR was promulgated by the State Food and Drug Administration (the predecessor of CFDA and NMPA), or the SFDA, on February 28, 2005, and the latest amendment of DRR promulgated by SAMR, in January 2020 took effect as of July 1, 2020. PRC drug regulation is set to become increasingly stringent and standardized as the NMPA and other regulatory authorities issue more and more circulars and regulations to implement reforms.

Principal regulatory authorities

In the PRC, the principal regulatory authorities for drugs are the NMPA, the National Health Commission (formerly known as the National Health and Family Planning Commission), or the NHC, and the National Healthcare Security Administration, or the NHSA. The NMPA is the department in charge of the pharmaceutical industry of China. It is responsible for drafting the laws and regulations related to pharmaceuticals and medical devices, making policy planning, formulating departmental regulations, organizing the development and issuance of pharmaceutical and medical device standards, classification, and management systems, such as national formulary, and supervising implementation. The Center for Drug Evaluation, or the CDE, is the technical evaluation unit for drug registration with NMPA. It is mainly responsible for conducting technical evaluation on the drugs applying for registration and verifying the relevant drug registrations.

The NHC is the primary national regulator for public health and family planning management. It is primarily responsible for drafting national health policies, supervising and regulating public health, healthcare services and health emergency systems, coordinating the reform of medical and health systems, organizing the formulation of national drug policies and national essential medicine systems, launching early warning mechanisms for the monitoring of the use and clinical comprehensive evaluation of medicines, as well as drug shortages, providing suggestions on the pricing policy of national essential medicines and regulating the operation of medical institutions and practicing of medical personnel.

The NHSA, a new authority established in May 2018, directly reports to the State Council and is responsible for the management of the healthcare security system. It is primarily responsible for drafting and implementing policies and standards on medical insurance, maternity insurance, and medical assistance, supervising and administering the healthcare security funds, formulating a uniform medical insurance catalog and payment standards on drugs, medical disposables, and healthcare services and formulating and supervising the implementation of the bidding and tendering policies for drugs and medical disposables.

Non-clinical research and animal experiment

The NMPA requires preclinical data to support registration applications for imported and domestic drugs. Pursuant to the DRR, nonclinical safety evaluation study for drugs must be carried out by organizations with quality management standard certification for non-clinical safety evaluation study for drugs and must comply with the quality management standard for non-clinical safety evaluation study for drugs. On August 6, 2003, the SFDA (the predecessor of CFDA and NMPA) promulgated the Administrative Measures for Good Laboratories Practice for Non-clinical Drug Research, which was revised on July 27, 2017, to improve the quality of non- clinical research, and began to conduct the Good Laboratories Practice. Pursuant to the Circular on Administrative Measures for Certification of Good Laboratory Practice for Non-clinical Laboratory issued by the SFDA on April 16, 2007 and amended on January 19, 2023 by the NMPA, which became effective on July 1, 2023, the NMPA is responsible for the certification of non-clinical research institutions nationwide and local provincial medical products administrative authorities is in charge of the daily supervision of non-clinical research institution. The NMPA decides whether an institution is qualified for undertaking pharmaceutical non-clinical research by evaluating such institution’s organizational administration, its research personnel, its equipment and facilities and its operation and management of non-clinical pharmaceutical projects. A Good Laboratory Practice Certification will be issued by the NMPA if all the relevant requirements are satisfied, which will also be published on the NMPA’s website.

Pursuant to the Regulations for the Administration of Affairs Concerning Experimental Animals promulgated by the State Science and Technology Commission on November 14, 1988 and amended on January 8, 2011, July 18, 2013 and March 1, 2017, respectively, by the State Council, the Administrative Measures on Good Practice of Experimental Animals jointly promulgated by the State Science and Technology Commission and the State Bureau of Quality and Technical Supervision on December 11, 1997, and the Administrative Measures on the Certificate for Experimental Animals (Trial) promulgated by the Ministry of Science and Technology and other regulatory authorities on December 5, 2001, using and breeding experimental animals is subject to rules and performing experimentation on animals requires a Certificate for Use of Laboratory Animals.

Registration categories

Prior to engaging with the NMPA on research and development and approval, an applicant must determine the registration category for its product candidate (with such determination to be confirmed with the NMPA), which will determine the application requirements for its clinical trial and marketing application. Drug marketing registration applications are subject to three categories, namely traditional Chinese drugs, chemical drugs and biological products. Among them, the registration applications of chemical drugs is categorized by innovative chemical drugs, improved new chemical drugs, generic chemical drugs and others, and the registration applications of biological products is categorized by innovative biological products, improved new biological products and biological products on the market (including biological similar drugs) and others.

The Registration Category of Biological Products and the Data Requirements for Declaration, issued by NMPA on June 29, 2020 and became effective on July 1, 2020, replaced the former category of therapeutic biological products and stipulated that the therapeutic biological products should be classified into three categories: Category I refers to therapeutic biological products that have not been marketed anywhere in the world; Category II refers to improved new therapeutic biological products; and Category III refers to therapeutic biological products that have been marketed in China or abroad.

Expedited programs

The NMPA and its predecessors has adopted several expedited review and approval mechanisms since 2009 and created additional expedited programs in recent years that are intended to encourage innovation. Applications for these expedited programs can be submitted together with the registration package or after the registration submission is admitted for review by the CDE. The Announcement of Three Documents Including “Working Procedures for Review of Breakthrough Therapeutics Drugs (Interim)” promulgated by the NMPA on July 7, 2020 clarifies that during clinical trials of drugs, innovative drugs or improved new drugs that are used to prevent and treat severely life threatening diseases for which there are no available effective prevention and treatment methods or there is sufficient evidence to show such drugs have obvious clinical advantages compared with existing treatment methods, etc., applicants can apply for breakthrough therapeutic drug program in Phase 1 and Phase 2 clinical trials, usually no later than the start of Phase 3 clinical trials.

If admitted to one of these expedited programs, an applicant will be entitled to more frequent and timely communication with reviewers at the CDE, expedited review and approval and more agency resources throughout the review approval process.

The NMPA also permits conditional approval of certain medicines based on early phase China clinical trial data or on foreign approval clinical data. Post-approval, the applicant may need to conduct one or more post-market studies. The agency has done this for drugs that meet unmet clinical needs for life-threatening illnesses and for drugs that treat orphan indications. In 2018, NMPA and NHC established a conditional approval program for drugs designated by the CDE that have been approved in the United States, European Union and Japan within the last 10 years.

Clinical trials and marketing approval

Upon completion of preclinical studies, a sponsor typically needs to conduct clinical trials in China for registering a new drug. The materials required for this application and the data requirements are determined by the registration category. The NMPA has taken several steps to increase efficiency for approving CTAs, and it has also significantly increased monitoring and enforcement of the Administrative Regulations of Quality of Drug Clinical Practice, or the PRC’s GCP, to ensure data integrity. The PRC’s GCP was initially promulgated by the SFDA on August 6, 2003, and the latest version came into force on July 1, 2020.

Trial approval

The clinical trials conducted in China for new drug registration purposes must be approved and conducted at pharmaceutical clinical trial institutions. In October 2014, the CFDA, the NHC and the National Administration for Chinese Medicine issued an Administration Rule for the Project of Clinical Trial Conducted by Medical and Healthcare Institution, pursuant to which, clinical trials conducted by medical and healthcare institutions may only be conducted in projects approved by such medical and healthcare institution, and after the approval of such clinical trial project, such medical and healthcare institution must file such approval with the medical and healthcare authority that issues its operating license for records.

On January 30, 2015, the CFDA promulgated the Notice on Issuing the International Multi-Center Clinical Trial Guidelines (Trial), or the Multi-Center Clinical Trial Guidelines, which took effect as of March 1, 2015, aiming to provide guidance for the regulation of application, implementation, and administration of international multi- center clinical trials, or IMCCT, in China. Pursuant to such guidelines, IMCCT applicants may simultaneously perform clinical trials in different centers using the same clinical trial protocol. Applicants may make use of the data derived from the international multi-center clinical trials for application to CFDA for approval of an NDA after satisfying certain requirements under the Guidelines.

On October 10, 2017, the CFDA promulgated the Decision on Adjusting Items concerning the Administration of Imported Drug Registration, pursuant to which, if the IMCCT of a drug is conducted in China, the IMCCT drug does not need to be approved or entered into either a Phase II or III clinical trial in a foreign country, except for vaccines, and the application for drug marketing authorization can be submitted directly after the completion of the IMCCT. With respect to applications for imported innovative chemical drugs and therapeutic biological products, the marketing authorization in the country or region where the foreign drug manufacturer is located will not be required.

Drug clinical trial registration

In 2015, the CFDA began to issue an umbrella approval for all phases (typically three) of a new drug clinical trial, instead of issuing approval phase by phase. For certain types of new drug candidates, CTAs may be prioritized over other applications and put in a separate expedited queue for approval. The NMPA has now adopted a system for clinical trials of new drugs where trials can proceed if, after 60 business days, the applicant has not received any objections from the CDE. China is also expanding the number of trial sites by changing from a clinical trial site certification procedure into a notification procedure. According to the DRR, after the completion of the pharmaceutical, pharmacological, and toxicological research of the drug clinical trial, the applicant may submit relevant research materials to CDE for applying for the approval to conduct drug clinical trial. The CDE will organize pharmaceutical, medical, and other technicians to review the application and to decide whether to approve the drug clinical trial within 60 days of the date of acceptance of the application. Once the decision is made, the result will be notified to the applicant through the website of the CDE and, if no notice of decision is issued within the time limit, the application of clinical trial shall be deemed as approval. In addition, the applicant must, prior to conducting the drug clinical trial, register the information of the drug clinical trial plan, etc. on the Drug Clinical Trial Information Platform. During the drug clinical trials, the applicant must update registration information continuously, and register information of the outcome of the drug clinical trial upon completion. The applicant is responsible for the authenticity of the drug clinical trial information published on the platform. On September 6, 2013, the CFDA released the Announcement on Drug Clinical Trial Information Platform, pursuant to which, applicants must complete trial pre-registration within one month after obtaining the clinical trial approval to obtain the trial’s unique registration number and must complete registration of certain follow-up information before the first subject’s enrollment in the trial. If approval of the foregoing pre-registration and registration is not obtained within one year after obtaining the clinical trial approval, the applicant must submit an explanation, and if the procedure is not completed within three years, the clinical trial approval will be automatically be annulled.

Human genetic resources approval

On July 2, 2015, the Ministry of Science and Technology issued the Service Guide for Administrative Licensing Items concerning Examination and Approval of Sampling, Collecting, Trading, Exporting Human Genetic Resources, or Taking Such Resources out of the PRC, which provides that non-PRC-invested sponsors that sample and collect human genetic resources in clinical trials shall be required to file with the China Human Genetic Resources Management Office through its online system. On October 26, 2017, the Ministry of Science and Technology issued the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources, which simplified the approval for sampling and collecting human genetic resources for the purpose of commercializing a drug in the PRC. The State Council issued the Regulations on the Administration of Human Genetic Resources, or the HGR Regulation, which became effective on July 1, 2019 and was amended on May 1, 2024. The HGR Regulation regulates the collection, preservation, usage and external provision of China’s human genetic resources. According to this regulation, “human genetic resource” includes human genetic resource materials and information. Human genetic resource materials refer to organs, tissues, cells and other genetic materials containing human genome, genes and other genetic materials. Human genetic resource information refers to information, such as data, generated by human genetic resources materials. The Ministry of Science and Technology is responsible for the management of human genetic resources at the national level, and the administrative departments of science and technology under the provincial governments are responsible for the management of human genetic resources at local level. Non-PRC entities, non-PRC individuals and such entities established or actually controlled thereby are not allowed to collect or preserve China’s human genetic resources (including organs, tissues, cells and other genetic materials of human genome and gene) or provide human genetic resources abroad, while they are prohibited from using China’s human genetic resources unless they have obtained an approval from relevant PRC government authority or have filed with relevant government authority for international cooperation with a Chinese entity. The HGR Regulation formalized the approval requirements pertinent to research collaborations between Chinese and non-PRC-owned entities. Pursuant to the new rule, a new notification system (as opposed to the advance approval approach originally in place) is put in place for clinical trials using China’s human genetic resources at clinical institutions without involving the export of human genetic resources outside of China. On May 26, 2023, the Ministry of Science and Technology issued the Implementing Rules of the Administrative Regulations on Human Genetic Resources, effective from July 1, 2023, which further provided specific provisions on the collection, preservation, utilization and external provision of human genetic resources of the PRC.

Trial exemptions and acceptance of non-PRC data

The NMPA may reduce requirements for clinical trials and data, depending on the drug and the existing data. The NMPA has granted waivers for all or part of trials and has stated that it will accept data generated abroad (even if not part of a global study), including early phase data, that meets its requirements. On July 6, 2018, the NMPA issued the Technical Guidance Principles on Accepting Foreign Drug Clinical Trial Data, or the Guidance Principles, as one of the implementing rules for the Innovation Opinion. According to the Guidance Principles, the data of non- PRC clinical trials must meet the authenticity, completeness, accuracy and traceability requirements and such data must be obtained consistent with the relevant requirements under the PRC’s GCP of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, or ICH. Sponsors must be attentive to potentially meaningful ethnic differences in the subject population.

The NMPA now officially permits, and its predecessor agencies have permitted on a case-by-case basis in the past, drugs approved outside of China to be approved in China on a conditional basis without the need for pre-approval clinical trials inside China. Specifically, on October 23, 2018, the NMPA and the NHIC issued the Procedures for Reviewing and Approval of Clinical Urgently Needed Overseas New Drugs, which established a program permitting drugs that have been approved within the last ten years in the United States, European Union or Japan and that (1) treat orphan diseases, (2) prevent or treat serious life-threatening illnesses for which there is either no effective therapy or prevention in China, or (3) prevent or treat serious life-threatening illnesses and the non-PRC-approved drug would have clear clinical advantages. Applicants will be required to establish a risk mitigation plan and may be required to complete trials in China after the drug is marketed.

Clinical trial process and good clinical practices

Pursuant to the DRR, a clinical trial consists of Phases I, II, III and IV as well as a bioequivalence trial. Based on the characteristics of drugs and the research objective, the research contents must include clinical pharmacology research, exploratory clinical trial, confirmatory clinical trial and post-marketing research. The NMPA requires that the different phases of clinical trials in China receive ethics committee approval and comply with the PRC’s GCP. The NMPA conducts inspections to assess the PRC’s GCP compliance and will cancel the CTA if it finds substantial issues.

To improve the quality of clinical trials, the CFDA promulgated the PRC’s GCP on August 6, 2003, which was further amended on April 23, 2020 and came into effect on July 1, 2020. To ensure the quality of clinical trials and the safety of human subjects, the PRC’s GCP provides comprehensive and substantive requirements on the design and conduct of clinical trials in China. In particular, the PRC’s GCP enhances the protection for study subjects and tightens the control over bio-samples collected under clinical trials. The PRC’s GCP stipulated that the sponsor will bear the expenses for medical treatment and the corresponding compensation for any human subject who is harmed or dies due to reasons connected with the clinical trial. The sponsor and investigator will pay the human subject the compensation or indemnification in a timely manner. Pursuant to the Innovation Opinion, the accreditation of the institutions for drug clinical trials will be subject to record-filing administration. The conduct of clinical trials must adhere to the PRC’s GCP, and the protocols must be approved by the ethics committees of each study site. Pursuant to the newly amended Drug Administration Law, and the Regulations on the Administration of Drug Clinical Trial Institution jointly promulgated by NMPA and NHC on November 29, 2019, and effective from December 1, 2019, drug clinical trial institutions must be under filing administration. Entities that only conduct analysis of biological samples related to clinical trials of drugs do not need to be filed.

New drug application and approval

Upon completion of clinical trials, a sponsor may submit clinical trial data to support marketing approval for the drug. For imported drugs, this means issuance of an imported drug license. For NDAs in China, sponsors must submit data derived from domestically manufactured drugs in support of a drug approval. Under the current regime, upon approval of the registration application, the NMPA will first issue a new drug certificate to the applicant. Only when the applicant is equipped with relevant manufacturing capability will the NMPA issue a Drug Approval Serial Number, which is effectively the marketing approval allowing the holder to market/ commercialize the drug in China.

Pursuant to the Opinions on the Reform of Evaluation and Approval System for Drugs and Medical Devices and Equipment promulgated on August 9, 2015, the State Council published the policy for carrying out a pilot plan for the drug marketing authorization holder mechanism.

Pursuant to the newly amended Drug Administration Law, under the drug marketing authorization holder mechanism, an enterprise or a research and development institution which has obtained a drug registration certificate is eligible to be a pharmaceutical marketing authorization holder, and this pharmaceutical marketing authorization holder shall be responsible for nonclinical laboratory studies, clinical trials, production and distribution, post-market studies, and the monitoring, reporting, and handling of adverse reactions in connection with pharmaceuticals in accordance with the provisions of the Drug Administration Law. The pharmaceutical marketing authorization holder may engage contract manufacturers for manufacturing, provided that the contract manufacturers are licensed and may engage pharmaceutical distribution enterprises with drug distribution license for the distribution activities. Upon the approval of the medical products administrative department under the State Council, a drug marketing authorization holder may transfer the drug marketing license and the transferee will have the capability of quality management, risk prevention and control, and liability compensation to ensure the safety, effectiveness, and quality controllability of drugs, and fulfill the obligations of the drug marketing license holder.

Manufacturing and distribution

According to the newly amended Drug Administration Law and the implementing measures of the Drug Administration Law, all facilities that manufacture drugs in China must receive a Drug Manufacturing License with an appropriate “scope of manufacturing” from the local drug regulatory authority. This license must be renewed every five years. Similarly, to conduct sales, importation, shipping and storage, or distribution activities, a company must obtain a Drug Distribution License with an appropriate “scope of distribution” from the local drug regulatory authority, subject to renewal every five years.

China has formed a “Two Invoice System” to control distribution of drugs. The “Two-Invoice System” generally requires that no more than two invoices may be issued throughout the distribution chain, with one from the manufacturer to a distributor and another from the distributor to the end-user hospital. This excludes the sale of products invoiced from the manufacturer to its wholly owned or controlled distributors, or for imported drugs, to their exclusive distributor, or from a distributor to its wholly owned or controlled subsidiary (or between the wholly owned or controlled subsidiaries). However, the system still significantly limits the options for companies to use multiple distributors to reach a larger geographic area in China. Compliance with the Two-Invoice System will become a prerequisite for pharmaceutical companies to participate in procurement processes with public hospitals, which currently provide most of China’s healthcare. Manufacturers and distributors that fail to implement the Two-Invoice System may lose their qualifications to participate in the bidding process for centralized purchasing, a process used by the NHSA to negotiate the prices of drugs and medical devices with manufacturers, aiming to reduce costs and ensure consistent access to essential healthcare products across the country. Non-compliant manufacturers may also be blacklisted from engaging in drug sales to public hospitals in a locality.

The Two-Invoice System was first implemented in 11 provinces that are involved in pilot comprehensive medical reforms, but the program has expanded to nearly all provinces, which have their own individual rules for the program.

Advertising and promotion of pharmaceutical products

China has a strict regime for the advertising of approved drugs. No unapproved drugs may be advertised. The definition of an advertisement is very broad, and it can be any media that directly or indirectly introduces the product to end users. There is no clear line between advertising and any other type of promotion.

Each advertisement for drugs requires an approval from a local drug regulatory authority, and the content of an approved advertisement may not be altered without filing a new application for approval. An enterprise seeking to advertise a prescription drug may do so only in medical journals jointly designated by NMPA and the NHC, and the advertisement for a prescription drug shall tag “this advertisement is for medical and pharmaceutical professionals reading only.” Drug advertisements are subject to strict content restrictions, which prohibit recommendations by doctors and hospitals and guarantees of effectiveness. Advertising that includes content that is outside of the drug’s approval documentation, off-label content, is prohibited. False advertising can result in civil suits from end users and administrative liability, including fines. In addition to advertisements, non- promotional websites that convey information about a drug must go through a separate approval process by a local drug regulatory authority.

Post-marketing surveillance

Pursuant to the amended Drug Administration Law, the drug marketing authorization holder is responsible for the monitoring, reporting and handling of adverse reactions in connection with pharmaceuticals in accordance with the provisions of Drug Administration Law. Marketing authorization holders, pharmaceutical manufacturer, pharmaceutical distributors, and medical institutions will regularly inspect the quality, efficacy and adverse reactions of drugs manufactured, distributed and used by them. Cases of suspected adverse reactions will be promptly reported to the drug administrative authorities and the competent health administrative authority. The drug marketing authorization holder will stop selling, notify the relevant pharmaceutical distributors and medical institutions to stop sales and use, recall sold drugs, promptly announce recall information if the drugs have quality issues or other safety hazards.

National reimbursement drug list

On March 3, 2015, the General Office of the State Council issued the Outline for the Planning of the National Medical and Health Service System (2015-2020), which aimed to establish a basic medical and healthcare system that covers both rural and urban citizens by 2020. Participants of the national medical insurance program and their employers, if any, are required to contribute to the insurance program monthly. Program participants are eligible for full or partial reimbursement of the costs of medicines included in the National Drug Catalog for Basic Medical Insurance, Work-related Injury Insurance and Maternity Insurance, or the National Reimbursement Drug List, or the NRDL.

The NHSA, the Ministry of Human Resources and Social Security, together with other government authorities, have the power to determine which medicines are listed in the NRDL. Medicines listed in the NRDL are divided into two parts, List A and List B. List A drugs are widely used clinical treatments with good efficacy and lower prices compared to similar drugs. Patients purchasing medicines included in List A will be reimbursed the purchase price through the basic medical insurance program in full. List B drugs are clinical treatments with good efficacy and slightly higher prices compared to List A drugs. Patients purchasing medicines included in List B are required to pay a certain percentage of the purchase price and obtain reimbursement for the remainder of the purchase price through the basic medical insurance program.

The NRDL is always linked to centralized purchasing, and is regularly updated to include new drugs, adjust the reimbursement status of existing drugs, or remove some drugs that are no longer eligible. On December 7, 2023, the NHSA and the Ministry of Human Resources and Social Security released the 2023 NRDL, the scope of which was expanded to cover 3,088 drugs in total.

Other significant PRC regulations affecting our business activities in the PRC

PRC regulations of foreign investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the PRC Company Law, which was adopted by the SCNPC in December 1993, implemented in July 1994, and subsequently amended in December 1999, August 2004, October 2005, December 2013 and October 2018. Under the PRC Company Law, companies are generally classified into two categories: limited liability companies and companies limited by shares. The PRC Company Law also applies to foreign-invested limited liability companies. Pursuant to the PRC Company Law, where laws on foreign investment have other stipulations, such stipulations shall prevail. The most recent amendment of the PRC Company Law was adopted in December 2023 and came into effect on July 1, 2024, which introduced multiple updates to the current PRC Company Law with regard to, among others, the capital contribution liability, corporate governance structure and responsibilities of directors, supervisors, senior managers, controlling shareholders and actual controllers.

Investment activities in China by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002, and the latest Special Administrative Measures (Negative List) for Foreign Investment Access (2021), or the Negative List, which was promulgated by the Ministry of Commerce of the PRC, or MOFCOM, and the National Development and Reform Commission on December 27, 2021 and took effect on January 1, 2022. The Negative List sets out in a unified manner the restrictive measures, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited for foreign investment. The Negative List covers 12 industries, and any field not falling in the Negative List are administered under the principle of equal treatment to domestic and foreign investment.

On March 15, 2019, the NPC promulgated the Foreign Investment Law of the PRC, or FIL, which became effective on January 1, 2020 and replaced Foreign Investment Enterprise Law of the PRC (1986) (as amended in 2000 and 2016). Pursuant to FIL, the foreign-invested enterprises are entitled to pre-establishment national treatment and must comply with the special entry administrative measures (as provided in a negative list). FIL provides the free inward and outward transfer of the contributions, profits, capital gains, etc. of the foreign investor within the territory of the PRC in RMB or a foreign currency in accordance with the law and a foreign investment information reporting system and emphasizes the protection of the intellectual property rights of foreign investors and foreign-invested enterprises.

On December 30, 2019, for the purpose of further promoting the foreign investment administration and simplifying the administrative procedures, the MOFCOM and the SAMR promulgated the Measures on Reporting of Foreign Investment Information, which became effective on January 1, 2020, and suspended the Interim Measures for Record-filing Administration of the Incorporation and Change of Foreign-invested Enterprises on the same date. Under this regulation, an information reporting system applies to foreign investors’ mergers and acquisitions of domestic non-foreign-invested enterprises and strategic investments in listed companies, provided that they comply with the implementation of special access administrative measures prescribed by the PRC regulators and do not involve the mergers and acquisitions of affiliates. Specifically, under the information reporting system, where a new foreign-invested enterprise is incorporated or a non-foreign invested enterprise changes to a foreign-invested enterprise through acquisition, merger or other means, such incorporation or change no longer requires approval or record-filing of MOFCOM, but shall be reported online to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System, together with the registration with the relevant department of the SAMR through the same systems.

PRC regulations of environment protection

We are subject to Chinese environmental protection laws and regulations promulgated by state and local governments concerning environmental protection regarding construction projects, the use, discharge and disposal of toxic and hazardous materials, and the discharge and disposal of waste water, solid waste and waste gases and industrial noise.

Pursuant to the Environmental Protection Law of the PRC, or the Environmental Protection Law, which was promulgated by the SCNPC on and became effective as of December 26, 1989, and amended on April 24, 2014 and came into force on January 1, 2015, all enterprises and institutions which discharge pollutants must adopt measures to prevent and control pollution and damage to the environment from waste gas, waste water, waste residues, medical waste, dust, malodorous gases, radioactive substances, noise, vibration, ray radiation and electromagnetic radiation generated in the course of production, construction or other activities. The relevant authorities are authorized to impose various types of penalties on the persons or entities in violation of the environmental regulations, including fines, restriction or suspension of operation, shut-down, detention of office- in-charge, etc.

PRC regulations of intellectual property rights

China has made substantial efforts to adopt comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patents

Pursuant to the PRC Patent Law, most recently amended in December 2008, and its implementation rules, most recently amended in January 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and utility models and designs are effective for ten years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the China National Intellectual Property Administration, or CNIPA. Normally, the CNIPA publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the CNIPA for a substantive examination within three years from the date of application.

Article 19 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the CNIPA for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. The PRC Patent Law also sets up the framework and adds the provisions for patent linkage and patent term extension.

Patent enforcement

Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons, or engagement in other patent infringement acts, will subject the infringers to infringement liability. Serious offences such as forgery of patents may be subject to criminal penalties.

When a dispute arises out of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the calculation standards referenced above. The damage calculation methods shall be applied in the aforementioned order. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

The most recent amendment to the PRC Patent Law, which was promulgated by the SCNPC in October 2020 and became effective in June 2021, describes the general principles of linking generic drug applications to pharmaceutical patent protection, also known as Patent Linkage. In July 2021, the NMPA and the CNIPA jointly published the Measures for Implementing an Early-Stage Resolution Mechanism for Pharmaceutical Patent Disputes (Tentative) providing an operating mechanism for Patent Linkage. Upon notification of generic applications and certifications, if the patentee or the interested person disagrees, the patentee or the interested person will need to file a claim with the court or the CNIPA within 45 days after CDE publication and must submit a copy of the case acceptance notification to the CDE within 15 working days after the case acceptance date. Otherwise, the NMPA can proceed with the technical review and approval. For chemical drugs, the NMPA would initiate a nine-month approval stay period upon notification. If the patentee or the interested person cannot secure a favorable court judgment or a decision from the CNIPA within the nine-month period, the NMPA can grant marketing authorization to the generic applicant after the nine-month period expires.

Trade secrets

According to the PRC Anti-Unfair Competition Law promulgated by the SCNPC on September 2, 1993, as amended on November 4, 2017 and on April 23, 2019, or, collectively, the PRC Anti-Unfair Competition Law, the term “trade secrets” refers to technical and business information that is unknown to the public that has utility and may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders.

Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (4) instigating, inducing or assisting others to violate confidentiality obligation or to violate a rights holder’s requirements on keeping confidentiality of trade secrets, disclosing, using or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known of such illegal conduct but nevertheless obtains, uses or discloses trade secrets of others trade secrets, the third party may be deemed to have committed a misappropriation of the others’ trade secrets.

Trademarks and domain names

According to the Trademark Law of the PRC, promulgated by the SCNPC in August 1982, as amended in February 1993, October 2001, August 2013 and April 2019 and its implementation rules, or, collectively, the Trademark Law, the Trademark Office of the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout China. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology in August 2017 and effective November 2017. The Ministry of Industry and Information Technology is the main regulatory body responsible for the administration of Chinese internet domain names.

PRC regulations on labor contracts and social security

The Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994, came into effect on January 1, 1995, and was amended on August 27, 2009 and December 29, 2018, the Labor Contract Law of the PRC that became effective on January 1, 2008, as amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law of the PRC which was promulgated and came into effect on September 18, 2008 by the State Council, seek to clarify the responsibilities of both employers and employees and codifies certain basic rights and protections of employees. Among others, the Labor Contract Law of the PRC provides that after completing two fixed-term employment contracts, an employee that desires to continue working for an employer is entitled to require a non-fixed-term employment contract. In addition, employees who have been employed for more than ten years by the same employer are entitled to require a non-fixed-term contract. The Labor Contract Law of the PRC also requires that the employees dispatched from human resources outsourcing firms or labor agencies be limited to temporary, auxiliary or substitute positions. Furthermore, where an employer causes any damage to the dispatched employee, the labor dispatch entity and the employer shall assume joint and several liabilities. According to the Interim Provisions on Labor Dispatch, which was promulgated in January 2014 and took effect in March 2014, to implement the provisions of the Labor Contract Law of the PRC regarding labor dispatch, a company is permitted to use dispatched employees for up to 10% of its labor force and the companies currently using dispatched employees are given a two-year grace period after March 1, 2014 to comply with this limit.

According to the Individual Income Tax Law of the PRC, which was promulgated on September 10, 1980 by the National People’s Congress, last amended by the SCNPC on August 31, 2018 and came into effect on January 1, 2019, companies operating in China are required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. According to the Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, came into effect on July 1, 2011, and was amended on December 29, 2018, the Provisional Regulations on the Collection and Payment of Social Insurance Premium, which was promulgated by the State Council on January 22, 1999 and amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Council on April 3, 1999 and came into effect on the same date, and was amended on March 24, 2002 and March 24, 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and housing provident funds. Employers who fail to contribute may be fined and ordered to make good the deficit within a stipulated time limit.

PRC regulations relating to employee stock incentive plan

In February 2012, the State Administration of Foreign Exchange, or SAFE, promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, or the Stock Option Rules. In accordance with the Stock Option Rules and relevant rules and regulations, Chinese citizens or non-Chinese citizens residing in China for a continuous period of not less than one year, who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a Chinese subsidiary of such overseas listed company, and complete certain procedures. We and our employees who are Chinese citizens or who reside in China for a continuous period of not less than one year and who participate in our stock incentive plan are subject to such regulation. In addition, the State Taxation Administration of the PRC has issued circulars concerning employee stock options or restricted shares. Under these circulars, employees working in China who exercise stock options, or whose restricted shares vest, will be subject to Chinese individual income tax, or IIT. The Chinese subsidiaries of an overseas listed company have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold IIT of those employees related to their stock options or restricted shares. If the employees fail to pay, or the Chinese subsidiaries fail to withhold, their IIT according to relevant laws, rules and regulations, the Chinese subsidiaries may face sanctions imposed by the tax authorities or other Chinese government authorities.

PRC regulations relating to dividend distribution

Pursuant to the PRC Company Law and Foreign Investment Law, and Regulations on Implementing the Foreign Investment Law of the PRC, foreign investors may freely remit into or out of China, in RMB or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on within the territory of China.

In January 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, which stipulates several capital control measures with respect to outbound remittance of profits from domestic entities to offshore entities, including the following: (1) under the principle of genuine transaction, banks must check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (2) domestic entities must hold income to account for previous years’ losses before remitting the profits. Moreover, domestic entities shall provide detailed explanations of the sources of capital and the utilization arrangements and board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

PRC regulations relating to foreign currency exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

The Circular on Reforming the Management Method regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, promulgated by the SAFE on March 30, 2015 and last amended on March 23, 2023, allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. Under Circular 19, the foreign exchange capital in the capital account of foreign- invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of willingness-based foreign exchange settlement of capital for foreign-invested enterprises is temporarily set at 100%. The SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments. However, Circular 19 and the Circular on Reforming and Regulating the Management Policies on the Settlement of Capital Projects, or Circular 16, promulgated by the SAFE on and effective as of June 9, 2016, continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing in securities and other investments except for bank’s principal-secured products, providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. Recently, Circular 16 has further been amended by Circular of the State Administration of Foreign Exchange on Further Deepening Reform and Promoting Cross-border Trade and Investment Facilitation issued by SAFE on December 4, 2023 to further clarify restrictions on the use of domestic institutions’ income from foreign exchange receipts under capital account and the RMB funds obtained from the settlement.

On October 23, 2019, SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28. Pursuant to Circular 28, on the basis of allowing investment-oriented foreign- invested enterprise (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) to use capital funds for domestic equity investment in accordance with laws and regulations, non-investment foreign-invested enterprises will be allowed to use capital funds for domestic equity investment in accordance with the laws under the premise of not violating the Negative List and the authenticity and compliance of their domestic invested projects. Such provisions have recently been replaced by Circular on Further Deepening Reform and Promoting Cross-border Trade and Investment Facilitation that when non-investing foreign-funded enterprise makes domestic equity investment with capital funds in the domestic currency, the investee will handle the registration for the acceptance of domestic reinvestment and open a capital account to receive funds, and no entry registration of cash contribution is further required. The domestic institution that transfers the equity will, in accordance with the relevant provisions, register the receipt of domestic reinvestment and open a settlement account under the capital account to receive the consideration for equity transfer.

According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign- related Business issued by SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, with no need to provide the evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use will be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The concerned bank will conduct spot checking in accordance with the relevant requirements.

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control and its Implementation Rules were issued by SAFE on January 5, 2007, both of which became effective on February 1, 2007. The Implementation Rules was later partly amended on May 29, 2016, and March 23, 2023. Under these regulations, all foreign exchange matters involved in the employee stock ownership plan, stock option plan and other similar plans, participated by onshore individuals shall be transacted upon approval from SAFE or its authorized branch. On February 15, 2012, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Individuals Participating in the Stock Incentive Plan of An Overseas Listed Company, or Circular 7, to replace the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company. Under Circular 7, the board members, supervisors, officers or other employees, including PRC citizens and foreigners having lived within the territory of the PRC successively for at least one year of a PRC entity, who participate in stock incentive plans or equity compensation plans by an overseas publicly listed company, or the PRC participants, are required, through a PRC agent or PRC subsidiaries of such overseas publicly-listed company, to complete certain foreign exchange registration procedures with respect to the plans upon the examination by, and approval of, SAFE. We and our PRC participants who have been granted stock options are subject to Circular 7. If our PRC participants who hold such options or our PRC subsidiary fail to comply with these regulations, such participants and their PRC employer may be subject to fines and legal sanctions.

PRC regulations of commercial bribery

Pursuant to specific provisions in the amended PRC Anti-Unfair Competition Law effective from April 23, 2019, commercial bribery is prohibited. Both the bribe giver and bribe recipient are subject to civil and criminal liability. Further, pharmaceutical companies involved in a criminal investigation or administrative proceedings related to bribery are listed in the Adverse Records of Commercial Briberies by its provincial health and family planning administrative department. Pursuant to the Provisions on the Establishment of Adverse Records of Commercial Briberies in the Medicine Purchase and Sales Industry, which became effective on March 1, 2014, provincial health and family planning administrative departments formulate the implementing measures for the establishment of Adverse Records of Commercial Briberies. If a pharmaceutical company is listed in the Adverse Records of Commercial Briberies for the first time, their production is not required to be purchased by public medical institutions. A pharmaceutical company will not be penalized by the relevant Chinese government authorities merely by virtue of having contractual relationships with distributors or third-party promoters who are engaged in bribery activities, so long as such pharmaceutical company and its employees are not utilizing the distributors or third-party promoters for the implementation of, or acting in conjunction with them in, the prohibited bribery activities. In addition, a pharmaceutical company is under no legal obligation to monitor the operating activities of its distributors and third-party promoters, and it will not be subject to penalties or sanctions by relevant Chinese government authorities as a result of failure to monitor their operating activities.

PRC regulations of product liability

Along with the strict new drug approval process, certain Chinese laws have been promulgated to protect the rights of consumers and to strengthen the control of medical products in China. Under current PRC law, manufacturers and vendors of defective products in China may incur liability for loss and injury caused by such products. Pursuant to the General Principles of the Civil Law of the PRC, or PRC Civil Law, promulgated on April 12, 1986 and amended on August 27, 2009, a defective product which causes property damage or physical injury to any person may subject the manufacturer or vendor of such product to civil liability for such damage or injury. The Civil Code of the PRC, or PRC Civil Code, which was promulgated in May 2020 and became effective on January 1, 2021, amalgamates and replaces a series of specialized laws in civil law area, including the PRC Civil Law. The rules on product liability in the PRC Civil Code remain consistent with the rules in the PRC Civil Law.

On February 22, 1993, the Product Quality Law of the PRC, or Product Quality Law, was promulgated to supplement the PRC Civil Law aiming to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was revised on July 8, 2000, August 27, 2009 and December 29, 2018 respectively. Pursuant to the revised Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

The Law of the PRC on the Protection of the Rights and Interests of Consumers was promulgated on October 31, 1993 and was amended on August 27, 2009 and October 25, 2013 to protect consumers’ rights when they purchase or use goods and accept services. According to which, all business operators must comply with this law when they manufacture or sell goods and/or provide services to customers. Under the amendment on October 25, 2013, all business operators shall pay high attention to protect the customers’ privacy and strictly keep confidential any consumer information they obtain during the business operation. In addition, in extreme situations, pharmaceutical product manufacturers and operators may be subject to criminal liability if their goods or services lead to the death or injuries of customers or other third parties.

PRC tort law

Under the Tort Law of the PRC, or the Tort Law, which became effective on July 1, 2010, if damages to other persons are caused by defective products due to the fault of a third party, such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as the issuance of a warning, or the recall of products in a timely manner. The producers or the sellers shall be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects, causing deaths or severe adverse health issues, the infringed party has the right to claim punitive damages in addition to compensatory damages. The PRC Civil Code amalgamated and replaced the Tort Law effective January 1, 2021. The rules on tort in the PRC Civil Code are generally consistent with the Tort Law.

PRC regulations on cybersecurity review and data privacy

On November 7, 2016, the SCNPC issued the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. In addition, pursuant to the Cyber Security Law of the PRC, personal information and important data collected and generated by a critical information infrastructure operator, or CIIO, in the course of its operations in China must be stored in China, and if a CIIO purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC.

In June 2021, the SCNPC promulgated the Data Security Law of the PRC, which took effect in September 2021. The Data Security Law of the PRC applies to data handling activities carried out within the territory of the PRC. The Data Security Law of the PRC further provides that data processing activities carried out outside of China, which harm national security, public interest or legal interests of Chinese citizens and organizations, should be subject to legal liabilities. Pursuant to the Data Security Law of the PRC, those conducting data handling activities should, in accordance with laws and regulations, establish and perfect a data security management system across their entire workflow and adopt the corresponding technical measures and other necessary measures to ensure data security.

In July 2021, the State Council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which came into effect on September 1, 2021 and further clarified the definition of critical information infrastructure. Under such regulations, critical information infrastructure refers to the important network facilities and information systems in crucial industries and fields such as public telecommunications, information services, energy, transportation, water conservancy, finance, public services, e-government and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data, may result in serious damage to national security, national economy, the people’s livelihood and public interests. According to such regulations, a CIIO is required to perform certain obligations to protect the critical information infrastructure’s security, including but not limited to, conducting network security tests and risk assessments at least once a year.

The security protection departments are responsible for organizing the identification of CIIOs in their respective industries and areas in accordance with the identification rules and shall inform the identification results to the operators of network facilities and information systems in a timely manner and in the meanwhile report such results to the public security department of the State Council.

In December 2021, the CAC and related authorities promulgated the Cybersecurity Review Measures, or the Cybersecurity Measures, which took effect on February 15, 2022. According to the Cybersecurity Measures, a company is subject to cybersecurity review if it affects or may affect national security and falls under any of the following circumstances: (1) it is a CIIO who purchases network products and service, or (2) it is a network platform operator who carries out data processing activities. In addition, any network platform operator possessing over one million users’ personal information must apply for a cybersecurity review before listing abroad. Relevant PRC regulatory authorities may also initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security.

The Personal Information Protection Law, or the PIPL, which took effect on November 1, 2021, outlines the main system framework and comprehensive requirements for personal information processing. The PIPL provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The PIPL also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the PIPL contains proposals for significant fines for serious violations of up to RMB50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities.

On March 22, 2024, the CAC enacted the Provisions on Promoting and Regulating Cross-Border Data Flows, or the Cross-Border Data Flows Provisions, further regulating that a data processor’s responsibility to conduct cybersecurity review such as applying for the data export security assessment, submitting the standard contract filing, or obtaining the compliance certification can be exempted under certain circumstances, including, among others: (1) an individual’s information must be provided abroad for entering into or performing a contract which the individual is a contracting party, such as for cross-border shopping, cross-border delivery, cross-border remittance, cross-border payment, cross-border account opening, air ticket and hotel reservation, visa processing and examination services; (2) an employee’s information must be provided abroad for human resource management under the labor-relating rules and regulations and a collective contract signed in accordance with the law; (3) an individual’s information that must be provided abroad to protect the safety of his/her life and property under emergency circumstances; and (4) the cumulative number of the individuals’ information that a data processor (other than CIIO) transferred abroad in a year since January 1 is smaller than 100,000 individuals and no sensitive personal information is included.

PRC regulations on securities offering and listing outside of China

On February 17, 2023, the China Securities Regulatory Commission promulgated the Trial Measures, and relevant notes and supporting guidelines, which came into effect on March 31, 2023. The Trial Measures seek to regulate all types of overseas offerings and listings by PRC based companies, including: (a) direct overseas listings, i.e. overseas listings by joint-stock companies which are established in PRC; and (b) indirect overseas listings, i.e. overseas listings by PRC based companies in the names of an overseas entity, if such issuers meets both of the following conditions: (1) more than 50% of its audited financial indicators (either operating revenue, profits, total assets or net assets) for the most recent accounting year is accounted for by its PRC-based companies, and (2) major business activities or operations are conducted within the territory of PRC; main places of business are located within the territory of the PRC; or the majority of senior management staff domicile in the PRC or are Chinese citizens.

Meanwhile, overseas offering and listing would be prohibited under certain circumstances, including but not limited to (1) the offering and listing are expressly forbidden by the Chinese laws, regulations and relevant rules; (2) the intended overseas securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws or (3) there are material disputes with regard to the ownership of the equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. If a domestic company falls into the circumstances where overseas offering and listing is prohibited prior to the overseas offering and listing, the domestic company will postpone or terminate the intended overseas offering and listing, and report to the CSRC and competent authorities under the State Council in a timely manner. If domestic companies fail to fulfill the above-mentioned filing procedures or offer and list in an overseas market against the prohibited circumstances, they would be warned and fined up to RMB10 million. The controlling shareholders and actual controllers of such domestic companies that organize or instruct the aforementioned violations would be fined up to RMB10 million and directly liable persons-in-charge and other directly liable persons would be each fined up to RMB5 million.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which became effective from March 31,2023. The Confidentiality and Archives Provisions specify that during the overseas issuance of securities and listing activities of domestic enterprises, domestic enterprises and securities companies and securities service institutions that provide relevant securities services will, by strictly abiding by the relevant laws and regulations of the PRC and the requirements therein, establish sound confidentiality and archives management systems, take necessary measures to implement confidentiality and archives management responsibilities, and will not leak national secrets, work secrets of governmental agencies and undermine national and public interests. Work manuscripts generated in the PRC by securities companies and securities service institutions that provide relevant securities services for overseas issuance and listing of securities by domestic enterprises will be kept in the PRC. Without the approval of relevant competent authorities, it will not be transferred overseas. Where archives or copies need to be transferred outside of the PRC, it will be subject to the approval procedures in accordance with relevant PRC regulations.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, categorized into onshore entities, which are organized and registered in the PRC, and offshore entities, which are organized and registered outside of the PRC, as of the date of this Annual Report on Form 20-F:

We do not currently use, and have not used in the past, a variable interest entity structure.

D. Property, Plants and Equipment

Our corporate headquarters are located in Suzhou and consists of more than 200,000 square feet of leased office space. This facility currently accommodates half of our executive leadership team and leadership of our product and technology, marketing, sales and corporate functions.

We also lease offices in Shanghai, Suzhou, Guangzhou, Taizhou and Beijing in China and Rockville, Maryland in the United States. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations. See “Item 4. Information on the Company—B. Business Overview—Manufacturing and facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing elsewhere in this Annual Report on Form 20-F. This discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Item 3. Key Information—D. Risk Factors” and “Cautionary Note Regarding Forward- Looking Statements” sections and elsewhere in this Annual Report on Form 20-F, our actual results may differ materially from those anticipated in these forward-looking statements.

For a discussion of our results in the year ended December 31, 2022 compared to the year ended December 31, 2023 and certain financial information as of December 31, 2022, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the prospectus that we filed with the SEC on January 24, 2025 (File No. 333-284064).

A. Operating Results

We are a global, integrated biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global unmet medical needs primarily in hematological malignancies. For more than two decades, our founders and team have leveraged their deep expertise to develop our proprietary drug discovery platform to pursue particularly challenging targets and significant unmet global medical needs. Our lead assets, olverembatinib and lisaftoclax, have global potential to address the major hematological malignancies, including chronic myeloid leukemia, or CML, acute myeloid leukemia, or AML, chronic lymphocytic leukemia, or CLL, acute lymphocytic leukemia, or ALL, myelodysplastic syndrome, or MDS, and multiple myeloma, or MM, which is expected to exceed US$166 billion in aggregate market size by 2035, according to the F&S Report. According to the F&S Report, we are the only company in the world with active clinical programs targeting all three known classes of key apoptosis regulators. We have ten ongoing U.S. and/or international registrational trials, including two that are FDA-regulated, for our six key clinical-stage assets.

As a research intensive, innovation-focused company, we have also incurred losses and experienced negative operating cash flows since inception. Our net loss was RMB405.7 million (US$55.6 million), RMB925.7 million and RMB882.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. We expect to continue to incur significant expenses and operating losses for the foreseeable future as we conduct our ongoing and planned preclinical studies and clinical trials, continue our research and development activities and seek regulatory approvals for our product candidates, obtain and protect our intellectual property and incur additional costs to establish sales, marketing and distribution infrastructure for expanding sales or to commercialize any product candidate for which we may obtain regulatory approval in the future. We will also incur increased audit, legal, regulatory and compliance costs as well as investor and public relations expenses associated with operating as a public company both in Hong Kong and in the United States.

Strategic partnership with Innovent

In July 2021, we entered into a strategic partnership with Innovent pursuant to a collaboration and license agreement among Ascentage Pharma Group Corp Limited, Innovent and Guangzhou Healthquest Pharma Corp. Limited, or the HQP1351 Collaboration and License Agreement. Under the HQP1351 Collaboration and License Agreement, we granted to Innovent development and commercialization rights (including branding rights) for olverembatinib and any finished form product comprising olverembatinib, or the Licensed Products. Pursuant to the HQP1351 Collaboration and License Agreement, Innovent paid us an upfront payment of US$30 million, and upon achievement of certain regulatory and commercial milestones Innovent is obligated to make milestone payments of up to an additional US$115 million in the aggregate. We and Innovent have also agreed to use commercially reasonable efforts to carry out development and commercialization of the Licensed Products in the Field and for the Territory. For additional information regarding the HQP1351 Collaboration and License Agreement “Item 4. Information on the Company— B. Business Overview—Strategic partnership with Innovent.”

Components of results of operations

Revenue

Revenue primarily consists of (1) sales of pharmaceutical products, (2) income relating to commercialization rights pursuant to the HQP1351 Collaboration and License Agreement (3) management fee income and (4) intellectual property income. Revenue from sales of pharmaceutical products is generally recognized at the point in time when control of the product is transferred to the customer, generally on acceptance of the products. Income relating to commercialization rights pursuant to the HQP1351 Collaboration and License Agreement is recorded under contract liabilities and recognized over time during the expected commercialization period, after we obtain commercialization authorization from local authorities. Income relating to commercialization rights includes both a fixed element (the initial payment) and variable elements (including but not limited to development milestones and commercialization milestones). Milestone payments pursuant to the HQP1351 Collaboration and License Agreement are recognized as performance obligations are satisfied, once we can conclude that it is highly probable that there will not be a subsequent reversal of a significant amount of revenue. The intellectual property income is recognized at a point of time upon the customer obtains the right to use the non-patented intellectual property as there are no ongoing activities that significantly affect the intellectual property.

Cost of sales

Cost of sales primarily consists of commissioned processing costs of olverembatinib, costs relating to the purchase of other products, product packaging and delivery costs and patent amortization costs for sales-based royalties.

Other income and gains

Other income and gains primarily consist of income from government grants, fair value gain on derivative financial instruments and interest income on term deposit at banks. Income from government grants is conditioned on use for research and development projects, which grants are intended to compensate expenses arising from research activities and clinical trials, and incentivize the development of new drugs. Income from government grants are recognized as profit, or loss when related costs are both subsequently incurred and greater than the amount of the government grant, and upon our receipt of acknowledgment of compliance from the relevant governmental body.

Fair value gain on derivative financial instruments consists of the fair value gain on the warrants issued to Innovent pursuant to the warrant subscription deed entered into on July 14, 2021. These warrants expired in July 2023 and have not been exercised.

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of a financial instrument, or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Operating expenses

Selling and distribution expenses

Selling and distribution expenses primarily consist of marketing expenses, employee-related expenses, and travel and meeting expenses.

Research and development expenses

Research and development expenses primarily consist of internal and external research and development expenses, including clinical trial expenses incurred to develop our drug candidates, CRO-related expenses, costs of materials to support our clinical trials and preclinical studies and costs associated with preclinical activities, staff costs, intellectual property expenses, materials, depreciation and amortization and share option and RSU expenses of research and development employees.

Since inception, we have dedicated significant resources to our research and development activities. For the years ended December 31, 2024 and 2023, our research and development expenses represented 67.5% and 59.7%, respectively, of our total operating expenses. As we initiate new clinical trials and continue to advance our clinical programs for our drug candidates, we expect our research and development expenses to continue to increase for the foreseeable future and to remain a significant percentage of our total operating expenses.

The following table sets forth the components of our research and development expenses by nature for the periods indicated.

	Year ended December 31,
	2024	2024	2023
	RMB	US$	RMB
	(in thousands)
Internal and external research and development expenses	493,766	67,646	284,544
Employee-related expenses and share option and RSU expenses related to R&D employees	336,059	46,040	318,061
Depreciation and amortization	33,439	4,581	33,139
Intellectual property, materials expenses and other expenses	83,981	11,505	71,228
Total	947,245	129,772	706,972

The following table sets forth the components of our external research and development expenses by compound for the periods indicated.

	Year ended December 31,
	2024	2024	2023
	RMB	US$	RMB
	(in thousands)
APG-2575 CMC and clinical expense	358,565	49,123	170,797
HQP1351 CMC and clinical expense	81,571	11,175	33,158
APG-115 CMC and clinical expense	22,702	3,110	31,990
APG-5918 CMC and clinical expense	3,639	499	9,987
APG-1252 CMC and clinical expense	9,845	1,349	4,824
Other pipelines’ CMC and clinical expense	10,304	1,412	25,623
Total external research and development expenses	486,626	66,668	276,379

Administrative Expenses

Administrative expenses consist primarily of share option and RSU expenses, employee-related expenses and depreciation and amortization.

We expect our general and administrative expenses will remain stable as we do not expect to materially increase our headcount and expect to reduce other expenses over time. However, we will incur increased audit, legal, regulatory and compliance costs as well as investor and public relations expenses associated with operating as a public company both in Hong Kong and the United States.

The following table sets forth the components of our administrative expenses for the periods indicated.

	Year ended December 31,
	2024	2024	2023
	RMB	US$	RMB
	(in thousands)
Share option and RSU expenses	2,861	392	4,512
Employee-related expenses	63,081	8,642	60,910
Depreciation and amortization	51,356	7,036	52,570
Others	69,827	9,566	63,084
Total	187,125	25,636	181,076

Finance costs

Finance costs primarily consist of interest expenses from bank borrowings and other borrowings.

Other Expenses

Other expenses primarily consist of fair value loss on financial assets at fair value through profit or loss, or FVTPL, and donations. The loss on fair value of the financial assets at FVTPL was a non-cash adjustment that represented the change in fair value arising from the common stock of Unity held by us. Donations primarily consist of the cost of sponsoring academic events of associations and foundations for public charitable purposes.

Share of profit of a joint venture

We share profits in venture capital investments through our 19.9% equity interest in Suzhou Ascentage Harvest Venture Capital LLP, or Ascentage Harvest. Ascentage Harvest is a venture capital firm that invests in and incubates unlisted high-quality early stage biomedical innovation companies.

Income tax

We are subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which we and our subsidiaries are domiciled and operate.

Cayman Islands

Under the current laws of the Cayman Islands, Ascentage Pharma Group International is not subject to tax on income or capital gain arising in the Cayman Islands. Additionally, upon payments of dividends by Ascentage Pharma Group International to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2024 and 2023, Ascentage Pharma Group International did not make any provisions for Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

Mainland China

Subsidiaries domiciled in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law, or the EIT Law, which was effective since January 1, 2008 except for the following entity which is eligible for a preferential tax rate: Healthquest Pharma was recognized as a qualified HNTE under the EIT Law by the relevant government authorities in December 2022 and is subject to a preferential rate of 15% for three years from 2022 to 2024.

Dividends, interest, rent or royalties payable by our PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

United States

The subsidiary operating in the United States is subject to tax at a maximum of 21.36% and 21.44%, respectively, for the years ended December 31, 2024 and 2023. No provision for income tax has been made as we had no assessable profits earned in the United States during the reporting period. A new requirement to capitalize and amortize previously deductible research and experimental expenses resulting from a change in Section 174 made by the Tax Cuts and Jobs Act of 2017, or the TCJA, became effective on January 1, 2022. Under the TCJA, Ascentage Pharma Group International is required to capitalize, and subsequently amortize R&D expenses over five years for research activities conducted within the United States and fifteen years for research activities conducted outside of the United States.

Results of operations

Comparison of years ended December 31, 2024 and 2023

	Year ended December 31,
	2024	2024	2023
	RMB	US$	RMB
	(in thousands)
Revenue	980,650	134,348	221,984
Cost of sales	(29,085)	(3,984)	(30,543)
Gross profit	951,565	130,364	191,441
Other income and gains	57,359	7,858	59,316
Selling and distribution expenses	(195,998)	(26,852)	(195,387)
Research and development expenses	(947,245)	(129,772)	(706,972)
Administrative expenses	(187,125)	(25,636)	(181,076)
Finance costs	(64,455)	(8,830)	(96,057)
Other expenses	(9,075)	(1,243)	(5,203)
Share of (loss)/profit of a joint venture	(281)	(38)	1,076
Loss before tax	(395,255)	(54,149)	(932,862)
Income tax (expense)/credit	(10,425)	(1,428)	7,150
Loss for the year	(405,680)	(55,577)	(925,712)

Revenue

For the year ended December 31, 2024, we generated revenue of RMB980.7 million (US$134.3 million) from the sales of pharmaceutical products, commercialization rights income from Innovent and management fee income and intellectual property income compared to RMB222.0 million for the year ended December 31, 2023, representing an increase of RMB758.7 million, or 341.8%, which was primarily attributable to the intellectual property income from Takeda and the rise in sales of pharmaceutical products.

Cost of sales

Cost of sales for the year ended December 31, 2024 was RMB29.1 million (US$4.0 million), compared to RMB30.5 million for the year ended December 31, 2023, representing a decrease of RMB1.5 million, or 4.8%, primarily due to the decrease in the purchasing cost of other products.

Other income and gains

Other income and gains for the year ended December 31, 2024 was RMB57.4 million (US$7.9 million), compared to RMB59.3 million for the year ended December 31, 2023, representing a decrease of RMB2.0 million, or 3.3%, which was primarily attributable to (i) the decrease in government grants to RMB9.1 million (US$1.2 million) for the year ended December 31, 2024, as compared to RMB19.4 million for the year ended December 31, 2023; (ii) partially offset by the increase of the realized and unrealized foreign exchange income to RMB6.7 million (US$0.9 million) for the year ended December 31, 2024, as compared with RMB1.6 million for the year ended December 31, 2023; and (iii) the increase in bank interest income to RMB37.8 million (US$5.2 million) for the year ended December 31, 2024, as compared with RMB32.4 million for the year ended December 31, 2023.

Operating expenses

Selling and distribution expenses

For the year ended December 31, 2024, the selling and distribution expenses increased by RMB0.6 million or 0.3% to RMB196.0 million (US$26.9 million), as compared to RMB195.4 million for the year ended December 31, 2023. The slight increase was attributable to the increase in selling and distribution expenses incurred in the commercialization of olverembatinib and other products.

Research and development expenses

For the year ended December 31, 2024, the research and development expenses increased by RMB240.3 million, or 34.0% to RMB947.2 million (US$129.8 million) from RMB707.0 million for the year ended December 31, 2023. The increase was attributable to the increase in clinical research expenses.

Administrative expenses

For the year ended December 31, 2024, the administrative expenses increased by RMB6.0 million, or 3.3% to RMB187.1 million (US$25.6 million) from RMB181.1 million for the year ended December 31, 2023. The increase was primarily attributable to the increase in agency fees in connection with our U.S. initial public offering.

Finance Costs

For the year ended December 31, 2024, the finance costs decreased by RMB31.6 million, or 32.9% to RMB64.5 million (US$ 8.8 million) from RMB96.1 million for the year ended December 31, 2023. It was due to the decrease of the interest rate incurred in relation to bank borrowings.

Other Expenses

For the year ended December 31, 2024, other expenses were RMB9.1 million (US$1.2 million), as compared to other expenses of RMB5.2 million for the year ended December 31, 2023, which represented an increase of RMB3.9 million, or 74.4%. The increase was primarily attributable to (i) the increase in donation expenses to RMB6.3 million (US$0.9 million) for the year ended December 31, 2024 from RMB4.0 million for the year ended December 31, 2023; and (ii) the increase of the penalty to RMB1.4 million (US$0.2 million) for the year ended December 31, 2024.

The loss on fair value of the financial assets at FVTPL was a non-cash adjustment that represented the change in fair value arising from the common stock of Unity held by us.

Share of profit/(loss) of a joint venture

For the year ended December 31, 2024, share of loss of a joint venture was RMB0.3million (US$0.04 million), compared to a profit of RMB1.1 million for the year ended December 31, 2023.

Loss for the reporting period

The loss of the Company decreased by RMB520.0 million, or 56.2%, to RMB405.7 million (US$ 55.6 million) for the year ended December 31, 2024 from RMB925.7 million for the year ended December 31, 2023.

Income tax (expense)/credit

For the year ended December 31, 2024, income tax expense was RMB10.4 million (US$1.4 million), compared to RMB7.2 million of income tax credit for the year ended December 31, 2023, representing an increase of RMB17.6million, or 245.8%.

B. Liquidity and Capital Resources

Our operations have historically been financed primarily by capital increases from our founders and investors and net proceeds from our public and private financings. Although we have commercialized olverembatinib in the PRC, we have incurred significant net losses in the past, and we intend to continue to invest substantially in our business. As a result, we may not be able to achieve or sustain profitability in the future. Until such time as we can generate significant revenue from product sales, we expect to finance our operations through equity sales, debt financings and other capital sources, including potential collaborations, strategic alliances, licensing arrangements, and other marketing or distribution arrangements. We may be unable to raise additional funds or enter into other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back, or discontinue the development or commercialization of one or more of our product candidates, which could have a material adverse effect on our business, results of operations or financial condition. In addition, our net losses may fluctuate significantly from period to period, depending upon the timing of our expenditures on our research and development activities.

As of December 31, 2024 and 2023, we had cash and bank balances of RMB1,261.2 million (US$172.8 million) and RMB1,093.8 million, respectively. Our principal sources of liquidity are cash and bank balances and interest-bearing bank and other borrowings. We place cash and cash equivalents (which are mostly held in U.S. dollars, Hong Kong dollars and RMB) in short term deposits with authorized institutions in Hong Kong and China.

Our ordinary shares were listed on the HKEx in 2019, and the net proceeds from our initial public offering on the HKEx (including shares issued as a result of the full exercise of the over-allotment option) were approximately HK$369.8 million (US$47.5 million). Since our initial public offering on the HKEx, we have raised aggregate net proceeds of HK$2,775.1 million (US$356.7 million) in follow-on capital raises.

In June 2024, we entered into an exclusive option agreement, or the Takeda Exclusive Option Agreement, with Takeda Pharmaceuticals International AG, or Takeda, and our affiliates, Guangzhou Healthquest Pharma Co., Ltd. and Ascentage Pharma (Suzhou) Co., Ltd. Pursuant to the Takeda Exclusive Option Agreement, we were paid by Takeda US$100.0 million related to intellectual property income and option payment. In aggregate, under the Takeda Exclusive Option Agreement and the expected terms of the exclusive license agreement, we are eligible to be paid a one-time option exercise fee and certain development, commercial and sales milestones up to approximately US$1.2 billion and royalties in a range equal to 12-19% of net sales. In addition, in June 2024, we issued and sold to Takeda 24,307,322 ordinary shares, or the Takeda Shares, for an aggregate purchase price of US$75 million.

We believe that the net proceeds from our U.S. initial public offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months from the issuance of the consolidated financial statements included in this Annual Report on Form 20-F, but may not be sufficient for us to fund any of our drug candidates through regulatory approval, which may last several years. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. Our present and future funding requirements may change and will depend on many factors. See “Item 3. Key Information—D. —Risks related to our financial position and need for additional capital—We will need to obtain additional financing to fund our operations, and if we are unable to obtain such financing, we may be unable to complete the development and commercialization of our drug candidates, including olverembatinib.”

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate additional revenue from product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations. See “Item 3. Key Information—D. Risk Factors—Risks related to our financial position and need for additional capital—We have incurred significant net losses in the past, and we intend to continue to invest substantially in our business. As a result, we may not be able to achieve or sustain profitability in the future despite the commercialization of olverembatinib in China.”

We expect our operating expenses to increase over the next several years as we expand our research and development activities. Until such time as we can generate significant revenue from product sales or royalties, if ever, we expect to finance our operations through a combination of public or private equity and debt financings or other sources, including payments upon achievement of certain development, regulatory and sales milestone events and royalty payments under our existing strategic agreements, and future collaborations with other third parties. To the extent that we raise additional capital through the sale of equity or convertible debt securities, our shareholders’ ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of our shareholders. Debt financing, if available and on commercially reasonable terms, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Cash flows

Net cash used in operating activities

For the year ended December 31, 2024, net cash used in operating activities was RMB111.4 million (US$15.3 million), which was primarily due to our loss before tax of RMB395.3 million (US$54.2 million), adding back non-cash charges of RMB172.9 million (US$23.7 million), including depreciation and amortization of assets, share option and RSU expenses and interest expenses from bank borrowings and other borrowings, and net cash used in changes in our operating assets and liabilities of RMB111.0 million (US$15.2 million).

For the year ended December 31, 2023, net cash used in operating activities was RMB726.1 million, which was primarily due to our loss before tax of RMB932.9 million, partially offset by non-cash charges of RMB215.9 million, including depreciation and amortization of assets, share option and RSU expenses and interest expenses from bank borrowings and other borrowings, and net cash provided by changes in our operating assets and liabilities of RMB9.1 million.

Net cash used in investing activities

For the year ended December 31, 2024, net cash used in investing activities was RMB362.0 million (US$49.6 million), which primarily consisted of a net increase in property, plant and equipment and other intangible assets of RMB24.3 million (US$3.3 million), and an increase in time deposits with original maturity of more than three months of RMB312.2 million (US$42.8 million), as well as investment in a joint venture of RMB16.0 million (US$2.2million).

For the year ended December 31, 2023, net cash provided by investing activities was RMB21.9 million, which primarily consisted of a net increase in property, plant and equipment and other intangible assets of RMB56.8 million and payment of contingent consideration of RMB20.0 million upon the commercialization of olverembatinib in China in connection with our acquisition of Healthquest Pharma, as well as a decrease in time deposits with original maturity of more than three months of RMB98.8 million.The decrease in time deposits was mainly due to the redemption of certificates of deposit for the flexible use of funds at the end of the year.

Net cash provided by financing activities

For the year ended December 31, 2024, net cash provided by financing activities was RMB314.8 million (US$43.1 million), which primarily consisted of net proceeds of RMB533.9 million (US$73.1 million) from the issuance of shares through our offering of ordinary shares in 2024, partially offset by payments of interest and lease principal of RMB69.0 million (US$9.4 million) and payments of listing expenses of RMB13.3 million (US$1.8 million).

For the year ended December 31, 2023, net cash provided by financing activities was RMB368.8 million, which primarily consisted of net proceeds of RMB470.1 million from the issuance of shares through our offering of ordinary shares in 2023, partially offset by payments of interest and lease principal of RMB103.1 million.

Contractual obligations and loans

As of December 31, 2024 and 2023, we had interest-bearing bank and other borrowings of RMB1,668.5 million (US$228.6 million) of which lease liabilities comprised RMB30.2 million (US$4.1 million), and RMB1,795.6 million of which lease liabilities comprised RMB22.7 million, respectively. The following table sets forth aggregate information about material contractual obligations and loans as of December 31, 2024 and 2023.

	As of December 31, 2024				As of December 31, 2023
	Effective interest rate per annum	Maturity	RMB	US$	Effective interest rate per annum	Maturity	RMB
	(%)		(in thousands)				(in thousands)
Current
Short-term borrowing	2.60-2.70 or 1 year LPR-0.30 to 0.75	2025	290,000	39,730	3.15	2024	120,000
Current portion of long term bank loans-unsecured	1 year LPR-0.15 to 0.65 or 1 year LPR+0.65 to 0.85	2025	213,170	29,204	1 year LPR-0.15 to 0.65 or 1 year LPR+0.55 to 0.7	2024	322,500
Current portion of long term bank loans-unsecured	2.80-4.55	2025	255,000	34,935	2.95-4.75	2024	155,050
Current portion of long-term bank loans-secured	5 year LPR-0.85	2025	11,453	1,569	5 year LPR-0.85	2024	9,097
Lease liabilities	4.00-4.35	2025	9,439	1,293	4.00-4.35	2024	9,757
Total-current			779,062	106,731			616,404
Non-current
Bank loans-unsecured	1 year LPR-0.45 to 0.65 or 1 year LPR+0.70 to 0.85	2026-2028	203,100	27,825	1 year LPR-0.15 to 0.65 or 1 year LPR+0.65	2025-2026	147,000
Bank loans-unsecured	2.80-4.50	2026-2027	77,250	10,583	3.00-4.55	2025-2028	425,570
Bank loans-secured*	5 year LPR-0.85	2026-2038	588,292	80,595	5 year LPR-0.85	2025-2038	593,697
Lease liabilities	4.00-4.35	2026-2028	20,793	2,849	4.00-4.35	2025-2028	12,924
Total-non-current			889,435	121,852			1,179,191
Total			1,668,497	228,583			1,795,595

Note: LPR represents the Loan Prime Rate.

*	As of December 31, 2024, bank loans amounting to RMB599.7 million (US$82.2 million) were secured by the pledge of our buildings with a net carrying amount of approximately RMB731.3 million (US$100.2 million) and right-of-use assets with a net carrying amount of approximately RMB26.5 million (US$3.6 million). Such loans were also guaranteed by two of our subsidiaries. As of December 31, 2023, bank loans amounting to RMB602.8 million were secured by the pledge of our buildings with a net carrying amount of RMB769.8 million, and right-of-use assets with a net carrying amount of approximately RMB27.6 million. Such loans were also guaranteed by one of our subsidiaries.

The unsecured bank loans amounting to RMB278.1 million (US$38.1 million) and RMB377.6 million were guaranteed by our subsidiaries as of December 31, 2024 and 2023, respectively.

The following table sets forth the maturity analysis of our interest-bearing bank and other borrowings as of December 31, 2024 and 2023:

	As of December 31,
	2024	2024	2023
	RMB	US$	RMB
	(in thousands)
Analyzed into:
Within one year	779,062	106,731	616,404
In the second year	242,473	33,219	428,783
In the third to fifth years, inclusive	159,355	21,832	238,580
Beyond five years	487,607	66,801	511,828
Total	1,668,497	228,583	1,795,595

C. Research and Development, Patents and Licenses, etc.

For a discussion of our research and development activities, see “Item 4. Information on the Company—B. Business Overview” and “—A. Operating Results.”

D. Trend Information

For a discussion of trends, see “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

Other than as disclosed elsewhere in this Annual Report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the financial information included in this Annual Report on Form 20-F to be not necessarily indicative of future results of operations or financial condition.

E. Critical accounting estimates

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of our previously held equity interests in the acquiree over the identifiable assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. We perform its annual impairment test of goodwill as at December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of us are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (or group of cash generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash generating unit (or cash-generating units) retained.

Income tax

Income tax is comprised of current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of each of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which us operate.

Deferred tax is provided, using the liability method, on all temporary differences at the end of reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except:

(i) when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and

(ii) in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

(i) when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and

(ii) in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if us have a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Revenue recognition

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which us will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between us and the customer at contract inception. When the contract contains a financing component which provides us with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

(a) Sale of products

Revenue from the sale of products is recognized at the point in time when control of the asset is transferred to the customer, generally on acceptance of the products.

(b) Commercialization rights

We provide commercialization rights to customers for an agreed upon commercialization period ending 10 years from the date of the first sale of the product as stipulated in the relevant agreement.

The consideration for commercialization rights comprises several milestones, including but not limited to development and commercialization milestones. The payment of commercialization rights is recorded under contract liabilities and recognized as revenue over time during the commercialization period. We determined that the output method is the best method in measuring the progress of the commercialization activities. Milestone payments are recognized as transaction prices when us can conclude that it is highly probable that there will not be a subsequent reversal of a significant amount of revenue.

(c) Intellectual property income

Intellectual property income is recognized at the point in time at which the non-patented intellectual property is granted to the customer because we will not undertake activities that affect such intellectual property.

The consideration for intellectual property income comprises a fixed element and a variable element. Variable element is recognized as transaction price when we can conclude that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

(d) Others

We provide consulting and promotion services to our customers through contracts. Depending on the contract, revenue is recognized over time as the service is rendered, or at the point in time as the service is completed and accepted.

Other estimates

In addition to the critical accounting estimates described above, there are other accounting estimates within our consolidated financial statements. Management believes the current assumptions and other considerations used to estimate amounts reflected in our consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our consolidated financial statements, the resulting changes could have a material adverse effect on our consolidated results of operations or financial condition. See Note 3 to the consolidated financial statements for further information on significant accounting policies that impact us.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The following table sets forth certain information relating to our executive officers and directors as of date of this Annual Report on Form 20-F.

Name	Age	Position(s)
Executive Officers
Dajun Yang, M.D., Ph.D.	62	Chairman, Chief Executive Officer and Director
Yifan Zhai, M.D., Ph.D.	62	Chief Medical Officer
Jin Cao	39	Head of Finance
Raymond Jeffrey Kmetz	67	Chief Business Officer
Thomas J. Knapp	72	Senior Vice President, General Counsel
Non-Employee Directors
Marina S. Bozilenko(1)	59	Director
Marc E. Lippman, M.D.(2)	80	Director
Simon Dazhong Lu, Ph.D.(1)	56	Director
Wei Ren(2)(3)	44	Director
David Sidransky, M.D.(2)	64	Director
Shaomeng Wang, Ph.D.	61	Director
Changqing Ye(1)(3)	54	Director
Debra Yu(3)	60	Director

(1)	Member of the audit committee
(2)	Member of the nomination committee
(3)	Member of the remuneration committee

Executive officers

Dajun Yang, M.D., Ph.D. is our co-founder and has served as our Chief Executive Officer since 2009 and as Chairman and a member of our board of directors since 2017. Prior to co-founding our company, Dr. Yang co-founded Ascenta Therapeutics, Inc., where he was a Senior Vice President of Research and Preclinical Development between 2004 and 2008. Prior to that, Dr. Yang was a part-time professor and supervisor of doctoral students at the Cancer Center at Sun Yat-sen University from 2003 to 2006 and an Associate Professor of Biochemistry and Molecular Biology, an Associate Professor of Oncology and Senior Investigator at the Lombardi Cancer Center at Georgetown University from 1995 to 2001. Dr. Yang is also a co-founder of two national magazines in China, “Chinese Medical Students” and “Family Doctors.” Dr. Yang received his Bachelor’s in Medicine and his Master’s in Oncology from Sun Yat-sen University in China and his Ph.D. in Genetics from Michigan State University.

Yifan Zhai, M.D., Ph.D. has served as our Chief Medical Officer since July 2013. Dr. Zhai was the President of the Chinese Biopharmaceutical Association-USA from 2009 to 2010. From 2007 to 2010, Dr. Zhai served as Chief Scientific Officer of Celladon Corporation, a biotechnology company previously listed on Nasdaq until its merger with Eiger Biopharmaceuticals, Inc. Prior to that, she served as Executive Director of Anaborex (Shanghai)R&D Co., Ltd. from 2007 to 2008, as Chief Scientific Officer at Oncomax Acquisition Corp. from 2005 to 2007, as President of HealthQuest Inc. from 2003 to 2005, as Director of the Department of Pharmacology at Exelixis, Inc. (Nasdaq: EXEL) from 2001 to 2003, as a Senior Research Scientist at Bayer Pharmaceuticals Corp. from 1999 to 2001, and as a Scientist at Human Genome Sciences Inc. (acquired by GSK plc), from 1996 to 1999. Dr. Zhai was a Postdoctoral Fellow at the surgery branch of the National Cancer Institute from 1993 to 1996. Dr. Zhai received her M.D. from Sun Yat-sen University in China and her Ph.D. in Pharmacology and Toxicology from Michigan State University.

Jin Cao has been our Head of Finance (acting Principal Financial and Accounting Officer) since December 2020. Prior to joining our company, he was Deputy Director of Finance of Simcere Pharmaceutical from 2016 to 2020. Mr. Cao started his career in Huawei Technology South America Division and served as regional Chief Accountant, where he was in charge of a number of finance and control functions in various operations. Mr. Cao received a Bachelor of Literature from Nanjing University and is a Certified Public Accountant and Certified Tax Advisor in China and also has Legal Professional Qualification from the Ministry of Justice of China.

Raymond Jeffrey Kmetz has served as our Chief Business Officer since February 2019. During 2018, he was Chief Business Officer at Pulse Biosciences Inc. (Nasdaq: PLSE). From 2012 to 2018, Mr. Kmetz worked at Pharmacyclics LLC, a biopharmaceutical company focused on developing cancer therapies, as Senior Director in Marketing and later as Head of Commercial Development. From 2010 to 2012, he was the Director of Marketing at Alexion Pharmaceuticals, Inc., a subsidiary of AstaZeneca plc (Nasdaq: AZN). From 2007 to 2010, Mr. Kmetz worked at Bayer Corporation, a multinational pharmaceutical and life science company, as Director of Global Strategic Marketing and later as head of its Hematology franchise. From 2001 to 2007, Mr. Kmetz served as Associate Director of Oncology Marketing at Berlex Laboratories Inc. (acquired by Bayer HealthCare Pharmaceuticals). Mr. Kmetz received his Bachelor’s in Biology from Virginia Polytechnic Institute and State University and a Marketing Certificate from the Anderson School of Business at the University of California, Los Angeles.

Thomas J. Knapp, J.D. has served as our Senior Vice President, General Counsel since March 2019. He was previously our Senior Vice President of Legal Affairs from 2018 to March 2019. From 2018 to February 2019, he served as a consultant at SELLAS Life Sciences Group, Inc. (Nasdaq: SLS), which acquired Galena Biopharma, Inc. in a reverse merger. Prior to that, from 2015 to 2018, Mr. Knapp was the General Counsel and Corporate Secretary at Galena Biopharma, Inc., a biopharmaceutical company previously listed on Nasdaq. From 2010 to 2015, he was Executive Vice President, Chief Legal Officer and Corporate Secretary of Sucampo Pharmaceuticals, Inc., a biopharmaceutical company acquired by Mallinckrodt Pharmaceuticals. From 2009 to 2010, he was a consultant to NorthWestern Energy Corporation (NYSE: NWE) and Of Counsel at Exemplar Law Partners, LLC, where he advised clients on renewable energy and financing funding. From 2003 to 2008, he was Vice President, General Counsel and Corporate Secretary at NorthWestern Energy Corporation (NYSE: NWE). From 1996 to 1998 and 1999 to 2002, he was Of Counsel at Paul Hastings LLP and has also served as Assistant General Counsel of The Boeing Company (NYSE: BA) from 1998 to 1999. Mr. Knapp was appointed as the Assistant Attorney General of the State of Illinois in 1978. In addition, he was also a mediation panelist of the American Bar Association from 2015 to 2018. From 2017 to April 2019, Mr. Knapp served on the board of directors of Osiris Therapeutics, Inc., which was previously listed on Nasdaq (Nasdaq: OSIR) and subsequently acquired by Smith & Nephew plc (NYSE: SNN) in April 2019. Mr. Knapp received his Bachelor’s in Political Science and Business from the University of Illinois Urbana-Champaign and his Juris Doctor from the Loyola University of Law.

Non-employee directors

Marina S. Bozilenko has served as a member of our board of directors since November 2024. Since July 2021, Ms. Bozilenko has served as President, Chief Executive Officer & Director at Biothea Pharma, Inc. She currently serves as an independent director of Talphera, Inc. (Nasdaq: TLPH). Previously, Ms. Bozilenko served as a Strategic Advisor at William Blair & Co. LLC from January 2010 to February 2021. Prior to that, Ms. Bozilenko served as a Principal at Kidd & Co. LLC from 2008 to 2010, Senior Managing Director at Bear, Stearns & Co., Inc. from 2003 to 2008, Managing Director at Banc of America Securities LLC from 2000 to 2003 and MD & Senior MD-West Coast Healthcare Investment at Prudential Vector Healthcare Group from 1999 to 2000. Prior to that, Ms. Bozilenko was Managing Director at Vector Securities LLC and Managing Director & Head-West Coast at Vector Securities International, Inc. from 1998 to 1999. She has previously served as a director of Olema Pharmaceuticals, Inc. (Nasdaq: OLMA) from 2010 to 2020 and as a director of SynAct Pharma AB (Nasdaq Stockholm: SYNACT) from April 2021 to February 2024. Ms. Bozilenko received her Bachelor’s degree in Biochemistry and her Master’s degree in Social Sciences from The University of Chicago.

Marc E. Lippman, M.D. has served as a member of our board of directors since January 2025. Dr. Lippman has served as a professor of Oncology and Internal Medicine at Georgetown University Medical Center since 2018.Dr. Lippman previously served as the Kathleen and Stanley Glaser Professor of Medicine at the University of Miami Leonard M. Miller School of Medicine from 2017 to 2018 and as deputy director of Sylvester Comprehensive Cancer Center at the University of Miami from 2008 to 2017. He also previously served as the John G. Searle Professor and Chair of Internal Medicine at the University of Michigan, Ann Arbor. Prior to that, Dr. Lippman was the Head of the Medical Breast Cancer Section, Medicine Branch, at the National Institutes of Health and was a Senior Investigator at the National Cancer Institute. Dr. Lippman currently serves on the board of directors of Radiance Biopharma, Inc., a biotech start-up, and previously served on the board of directors of Seagen Inc., a public company which was acquired by Pfizer Inc. (NYSE: PFE). Dr. Lippman has published over 500 peer-reviewed articles and is a recipient of the First American Cancer Society Lectureship and Prize at the American Society of Clinical Oncology Meeting, the American Association for Cancer Research Rosenthal Award and the Brinker Award for Basic Science of the Komen Foundation. Dr. Lippman is a member of the Association of American Physicians, the American Society for Clinical Investigation, the American Society of Biological Chemists, the American Association for Cancer Research and the American Society of Clinical Oncology. Dr. Lippman received his Bachelor’s in Chemistry from Cornell University, and his M.D. from Yale Medical School.

Simon Dazhong Lu, Ph.D. has served as a member of our board of directors since 2018. Since 2009, Dr. Lu has served as the Managing Director and Partner of SDIC Fund Management Company Ltd., a PRC-based private equity fund manager. From 2008 and 2009, Dr. Lu worked at CEL Partners, a private equity firm that focuses on buy- outs, acquisitions and mergers. From 2002 to 2007, Dr. Lu served as the Investment Manager and Partner of Shanghai Newmargin Ventures, a venture capital management company based in the PRC. Prior to that, Dr. Lu worked in a number of financial institutions, including China International Capital Corporation Limited, an investment bank based in the PRC from 2001 to 2002. Dr. Lu received his Bachelor’s in Economics from Nankai University in China. He received his Master’s in Business Administration from McGill University in Canada, and his Ph.D. in Economics from Nankai University in China.

Wei Ren has served as a member of our board of directors since June 2019. Mr. Ren has been a lawyer at Jingtian & Gongcheng, a law firm in the PRC, since 2003, where he has served as a Partner since 2009. Mr. Ren received his Bachelor’s in Law and his Bachelor’s in Economics from Peking University in China.

David Sidransky, M.D. has served as a member of our board of directors since March 2021. Dr. Sidransky currently serves as the director of the Head and Neck Cancer Research Division, Professor of Otolaryngology— Head and Neck Surgery, Professor of Cellular and Molecular Medicine, and Professor of Urology and Genetics at The Johns Hopkins University. Dr. Sidransky also currently serves as Professor of Oncology at the Johns Hopkins Oncology Center. Dr. Sidransky completed a fellowship in Oncology at The Johns Hopkins University and Hospital in 1992 and was appointed to its faculty that year. Dr. Sidransky is a member of the American Association of Cancer Research and the American Society of Clinical Oncology and has received certifications from the American Board of Internal Medicine and the American Board of Medical Oncology. In addition, Dr. Sidransky currently sits on the National Board of Scientific Advisors of the National Cancer Institute. Dr. Sidransky is a founder of Champions Oncology, Inc. (Nasdaq: CSBR) and serves as a director of Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD), Orgenesis Inc. (Nasdaq: ORGS) and Ayala Pharmaceuticals, Inc. (OTCQX: ADXS). He is also Chairman of the Medical Advisory Board of the Flight Attendants Medical Research Foundation and the Adenocystic Carcinoma Research. Dr. Sidransky has received numerous honors, such as the Israel Cancer Research Fund Osserman Award, the AACR- Richard and Hinda Rosenthal Foundation Award, the Toby Comet Award Bar Ilan University and the AACR Team Award Theme Circulating DNA. Dr. Sidransky received his Bachelor’s in Chemistry from Brandeis University and his M.D. from the Baylor College of Medicine.

Shaomeng Wang, Ph.D. is our co-founder and has served as a member of our board of directors since 2017 and as chairman of our Scientific Advisory Board since 2010. Dr. Wang joined the University of Michigan in 2001 as a tenured faculty and is currently a Warner-Lambert/Parke Davis Professor in Medicine at the University of Michigan, Ann Arbor, where he also serves as director of the Michigan Center for Therapeutic Innovation. Prior to that, he served as an Assistant Professor from 1996 to 2000 and as Associate Professor from 2000 to 2001 at the Georgetown University Medical Center. Dr. Wang received his Bachelor’s in Chemistry from Peking University in China, his Ph.D. in Chemistry from Case Western Reserve University and did his postdoctoral training at the National Cancer Institute, National Institutes of Health. Dr. Wang served as the Editor-in- Chief for the Journal of Medicinal Chemistry, American Chemical Society from 2011 to 2020.

Changqing Ye has served as a member of our board of directors since June 2019. From 2011 to 2015, Mr. Ye served as the Managing Director, Chief Financial Officer and a member of the investment committee at CITIC Private Equity Funds, a PRC-based private equity fund. Prior to that, from 1993 to 2011, Mr. Ye worked at PricewaterhouseCoopers Zhong Tian LLP, most recently as the Partner and Service Line Leader of the firm’s advisory services and transaction services at the firm’s Shanghai Office. Mr. Ye currently serves as an independent non-executive director of Baozun Inc. (Nasdaq: BZUN), Niu Technologies (Nasdaq: NIU), Jinxin Fertility Group Limited (HKEX Stock Code: 1951) and Hygeia Healthcare Holdings Co., Limited (HKEX Stock Code: 6078). He previously served as an independent non-executive director of Luzhou Bank Co., Ltd. (formerly known as Luzhou City Commercial Bank Co., Ltd. (HKEX Stock Code: 1983)), VNET Group, Inc. (Nasdaq: VNET) and NWTN Inc. (Nasdaq: NWTN). Mr. Ye received his Bachelor’s in Journalism from Huazhong University of Science and Technology in China, and his Master’s in Business Administration from the University of Warwick in the United Kingdom. Mr. Ye has been a Certified Public Accountant of the PRC since 1994.

Debra Yu has served as a member of our board of directors since November 2024. Ms. Yu has served as Chief Operating Officer and Partner at Panacea Venture since March 2023. She currently serves as a director of MeiraGTx Holdings PLC (Nasdaq: MGTX) and JW (Cayman) Therapeutics Co Ltd (HKEX Stock Code: 2126). She served as Chief Strategy Officer, Strategy and President at LianBio and in other positions from October 2019 until December 2022. She previously served as Managing Director and Head of Cross Border Healthcare Investment Banking at China Renaissance Securities (U.S.), a brokerage firm, from 2016 to 2019. From 2009 to 2016, she served as Managing Director of Labrador Advisors, LLC. Prior to that, she was Vice President, Strategy at WuXi Apptec between 2008 and 2009, where she helped to architect and co-lead Pfizer’s venture capital team, and a member of Pfizer’s Worldwide Business Development organization between 2005 and 2008. Prior to that, she was a Bay Area venture investor for several years, serving as General Partner of Delphi Ventures from 1995 to 1998 and Managing Director of Bay City Capital from 1998 to 2001. She has also held positions at McKinsey & Co. in New York and London between 1992 and 1995, and she began her career as an analyst at Morgan Stanley from 1987 to 1988. She received her Bachelor’s degree in Molecular Biology from Princeton University and her M.D. from Harvard Medical School.

Family relationships

Dr. Yang and Dr. Zhai are married. Dr. Yang and Dr. Zhai will continue to serve as executive officers of our Company.

Arrangements for election of directors and members of management

There are no contracts or other arrangements pursuant to which Directors have been or must be selected.

B. Compensation

Executive officer and director compensation

Compensation of chief executive officer

The following table sets out the compensation awarded to Dr. Dajun Yang, our Chairman, Chief Executive Officer and Director, in the fiscal year ended December 31, 2024.

	Fees	Fees	Salaries, allowances and benefits in kind	Salaries, allowances and benefits in kind	Share option expenses	Share option expenses	Pension scheme contributions (1)	Pension scheme contributions (1)	Total	Total
Name	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)
Dr. Dajun Yang	—	—	3,917,000	536,627	—	—	273,000	37,401	4,190,000	574,028

(1)	Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for, among other things, his or her pension insurance.

Compensation of senior management

The following table sets out the aggregate compensation awarded to Dr. Dajun Yang, Dr. Yifan Zhai, Jeffrey Raymond Kmetz, and Thomas Joseph Knapp, as a group, in the fiscal year ended December 31, 2024.

Short term employee benefits(1)	Short term employee benefits(1)	Equity- settled shares-based payment expenses(2)	Equity- settled shares-based payment expenses(2)	Post- employment benefits(3)	Post- employment benefits(3)	Total	Total
(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)
16,788,000	2,461,332	427,000	58,499	977,000	133,848	18,192,000	2,653,679

(1)	Relates to compensation and bonuses to be settled within 12 months of employees rendering services, recognized as expenses when incurred.

(2)	Relates to awards granted prior to 2024 and settled during 2024, which are disclosed here consistent with the Company’s customary practice.

(3)	Relates to amounts contributed by (1) our PRC subsidiaries to statutory PRC post-employment programs, or (2) our U.S. subsidiary to its defined contribution 401(k) savings plan, as applicable.

Compensation of directors

The following table sets out the compensation awarded to our non-executive directors in the fiscal year ended December 31, 2024.

	Fees	Fees	Allowances and Benefits in Kind(1)	Allowances and Benefits in Kind(1)	Share Option Expenses	Share Option Expenses	RSU Expense(2)	RSU Expense(2)	Pension Scheme Contributions	Pension Scheme Contributions	Total	Total
Name	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)
Non-Executive Directors
Dr. Shaomeng Wang	—	—	1,178,000	161,385	—	—	—	—	—	—	1,178,000	161,385
Dr. Simon Dazhong Lu	—	—	—	—	—	—	—	—	—	—	—	—
Independent Non-Executive Directors
Mr. Changqing Ye	427,000	58,499	—	—	—	—	52,000	7,124	—	—	479,000	65,623
Mr. Wei Ren	427,000	58,499	—	—	—	—	52,000	7,124	—	—	479,000	65,623
Dr. David Sidransky	427,000	58,499	—	—	—	—	42,000	5,754	—	—	469,000	64,253
Dr. Zheng Yin(3)	186,000	25,482	—	—	—	—	52,000	7,124	—	—	238,000	32,606
Marina Bozilenko(4)	36,000	4,932	—	—	—	—	—	—	—	—	36,000	4,932
Debra Yu(5)	36,000	4,932	—	—	—	—	—	—	—	—	36,000	4,932

(1)	Relates to payments to be settled within 12 months of directors rendering services, recognized as expenses when incurred.

(2)	Relates to awards granted prior to 2024 and settled during 2024, which are disclosed here consistent with the Company’s customary practice.

(3)	Dr. Yin resigned as a member of our board of directors effective as of June 7, 2024.

(4)	Ms. Bozilenko was appointed as a member of our board of directors effective as of November 25, 2024.

(5)	Dr. Yu was appointed as a member of our board of directors effective as of November 25, 2024.

Equity incentive plans

2018 restricted share unit scheme

Our 2018 RSU Plan was originally adopted in July 2018.

Our 2018 RSU Plan allows us to provide RSUs to existing or incoming employees, directors or officers of ours, our subsidiaries and companies whose financial results have been consolidated and accounted as subsidiaries of Ascentage Pharma by virtue of the contractual arrangements.

Under our 2018 RSU Plan, we may issue RSUs covering a maximum of 5,274,657 ordinary shares. As of December 31, 2024, there were 6,294 RSUs covering ordinary shares outstanding under our 2018 RSU Plan.

Purpose of the 2018 RSU plan. The purpose of our 2018 RSU Plan was to incentivize the existing and incoming directors, senior management and employees for their contribution to our company and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of our company by providing them with the opportunity to own equity interests in our company.

Plan administration. Our 2018 RSU Plan is administered by our board of directors or a duly authorized committee of our board of directors, or the Administrator. The decision of the Administrator as to all matters relating to our 2018 RSU Plan or its interpretation or effect is final and binding.

We appointed a trustee to assist with the administration and vesting of RSUs granted pursuant to our 2018 RSU Plan. All ordinary shares underlying the RSUs granted and to be granted under the RSU 2018 Plan are or were transferred, allotted or issued to the trustee.

Eligibility. Existing or incoming employees, directors (whether executive or non-executive) or officers of the Company or any member of our company were eligible to receive grants of RSUs.

Restricted share units. Each RSU represents one underlying ordinary share, and represent a conditional right granted to any participant to obtain the corresponding economic value of the underlying ordinary shares, less any tax, stamp duty and other charges applicable, as determined by the Administrator in its absolute discretion.

Subject to the provisions of our 2018 RSU Plan, the Administrator determines the terms and conditions of RSUs, including the vesting criteria and the timing of payment. Each award of RSUs is evidenced by a grant letter setting forth the material terms of such award.

Within a reasonable time after the vesting criteria, conditions and time schedule have been reached, fulfilled, satisfied or waived, the Administrator will send a vesting notice to each relevant participant confirming the extent to which the vesting criteria, conditions and time schedule have been reached, fulfilled, satisfied or waived, and the number of ordinary shares (and, if applicable, the cash or non-cash income, dividends or distributions and/or the sale proceeds of non-cash and non-scrip distributions in respect of those ordinary shares) involved. RSUs that are vested may be exercised (in whole or in part) by serving an exercise notice in writing on the trustee and copied to the Company on the terms set forth in the letter of grant, vesting notice or other applicable agreement between the Company and a participant. Unvested RSUs terminate on a participant’s termination of employment or service or upon an attempt to transfer or encumber the RSUs in an impermissible manner under the terms of our 2018 RSU Plan. Additionally, RSUs will be forfeited if a participant breaches certain restrictive covenants set forth in our 2018 RSU Plan.

The Administrator may at its discretion cancel any RSU that has not vested or lapsed, provided that the Company must either (1) cash out the RSUs, (2) grant a replacement award of equivalent value, or (3) make other arrangements to compensate the applicable participant.

Non-transferability of Awards. The RSUs granted under our 2018 RSU Plan are personal to each participant and are not assignable. Participants are prohibited from selling, transferring, assigning, charging, mortgaging, encumbering, hedging or creating any interest in favor of any other person over or in relation to any property held by the trustee on trust for the participants, the RSUs, or any interest or benefits therein.

Certain adjustments. In the event of any capitalization issue, rights issue, consolidation, sub-division or reduction of the share capital of the Company, the Administrator may make such equitable adjustments, designed to protect participants’ interests, to the number of ordinary shares underlying the outstanding RSUs or to the amount of the equivalent value, as it may deem appropriate at its absolute discretion.

Corporate transactions. If a general offer to acquire the ordinary shares (whether by takeover offer, merger, or otherwise in a like manner) is made to all of the shareholders of the Company (or shareholders other than the offeror and/or any person controlled by the offeror and/or any person acting in concert with the offeror) and the general offer to acquire the ordinary shares is approved and the offer becomes or is declared unconditional in all respects, a participant’s RSUs will vest immediately, even if the vesting period has not yet commenced.

If a compromise or arrangement between the Company and its shareholders or creditors is proposed in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies and a notice is given by the Company to its shareholders to convene a general meeting to consider and if thought fit approve such compromise or arrangement and such shareholders’ approval is obtained, a participant’s RSUs will vest immediately, even if the vesting period has not yet commenced.

If, prior to the termination of our 2018 RSU Plan, an effective resolution is passed for the voluntary winding-up of the Company (other than for the purposes of a reconstruction, amalgamation or scheme of arrangement), all outstanding RSUs shall be treated as having vested immediately. No ordinary shares will be transferred, and no cash alternative will be paid, to the participant, but the participant will be entitled to receive out of the assets available in liquidation on an equal basis with the Company’s shareholders such sum as they would have received in respect of the RSUs.

Amendment and termination. Our board of directors may, at any time, terminate or amend our 2018 RSU Plan in any respect, provided that consent is needed for material amendments to the 2018 RSU Plan or amendment of awards which are materially adverse to a participant.

2021 Restricted Share Unit Scheme

Our 2021 Restricted Share Unit Scheme, or 2021 RSU Plan, was adopted in February 2021.

Our 2021 RSU Plan allows us to provide RSUs to existing or incoming employees, directors or officers of our company.

Under our 2021 RSU Plan, we may issue RSUs covering a maximum of 3,133,526 ordinary shares. As of December 31, 2024, RSUs covering 1,267,251 ordinary shares were outstanding under our 2021 RSU Plan.

Purpose of the 2021 RSU plan. The purpose of our 2021 RSU Plan was to incentivize the existing and incoming directors, senior management and employees for their contribution to our company and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of our company by providing them with the opportunity to own equity interests in the Company.

Plan administration. Our 2021 RSU Plan is administered by the plan Administrator (which is similarly defined under the 2021 RSU Plan as under our 2018 RSU Plan). The decision of the Administrator as to all matters relating to our 2021 RSU Plan or its interpretation or effect is final and binding.

We appointed a trustee to assist with the administration and vesting of RSUs granted pursuant to our 2021 RSU Plan. All ordinary shares underlying the RSUs granted and to be granted under the RSU 2021 Plan are or were transferred, allotted or issued to the trustee.

Eligibility. Existing or incoming employees, directors (whether executive or non-executive) or officers of the Company or any member of our company were eligible to receive grants of RSUs.

Restricted share units. Each RSU represents one underlying ordinary share, and represent a conditional right granted to any participant to obtain the corresponding economic value of the underlying ordinary shares, less any tax, stamp duty and other charges applicable, as determined by the Administrator in its absolute discretion. Subject to the provisions of our 2021 RSU Plan, the Administrator determines the terms and conditions of RSUs, including the vesting criteria and the timing of payment. Each award of RSUs is evidenced by a grant letter setting forth the material terms of such award.

Within a reasonable time after the vesting criteria, conditions and time schedule have been reached, fulfilled, satisfied or waived, the Administrator will send a vesting notice to each relevant participant confirming the extent to which the vesting criteria, conditions and time schedule have been reached, fulfilled, satisfied or waived, and the number of ordinary shares (and, if applicable, the cash or non-cash income, dividends or distributions and/or the sale proceeds of non-cash and non-scrip distributions in respect of those ordinary shares) involved. RSUs that are vested may be exercised (in whole or in part) by serving an exercise notice in writing on the trustee and copied to the Company on the terms set forth in the letter of grant, vesting notice or other applicable agreement between the Company and a participant. Unvested RSUs terminate on a participant’s termination of employment or service or upon an attempt to transfer or encumber the RSUs in an impermissible manner under the terms of our 2021 RSU Plan, provided that the Administrator may choose to accelerate the vesting of unvested RSUs within 30 days following a participant’s termination of service due to death. Additionally, RSUs will be forfeited if a participant breaches certain restrictive covenants set forth in our 2021 RSU Plan.

The Administrator may at its discretion cancel any RSU that has not vested or lapsed, provided that the Company must either (1) cash out the RSUs, (2) grant a replacement award of equivalent value, or (3) make other arrangements to compensate the applicable participant.

Non-transferability of Awards. The RSUs granted under our 2021 RSU Plan are personal to each participant, and are not assignable. Participants are prohibited from selling, transferring, assigning, charging, mortgaging, encumbering, hedging or creating any interest in favor of any other person over or in relation to any property held by the trustee on trust for the participants, the RSUs, or any interest or benefits therein.

Certain adjustments. In the event of any capitalization issue, rights issue, consolidation, sub-division or reduction of the share capital of the Company, the Administrator may make such equitable adjustments, designed to protect participants’ interests, to the number of ordinary shares underlying the outstanding RSUs or to the amount of the equivalent value, as it may deem appropriate at its absolute discretion.

Corporate transactions. If a general offer to acquire the ordinary shares (whether by takeover offer, merger, or otherwise in a like manner) is made to all of the shareholders of the Company (or shareholders other than the offeror and/or any person controlled by the offeror and/or any person acting in concert with the offeror) and the general offer to acquire the ordinary shares is approved and the offer becomes or is declared unconditional in all respects, a participant’s RSUs will vest immediately, even if the vesting period has not yet commenced.

If a compromise or arrangement between the Company and its shareholders or creditors is proposed in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies and a notice is given by the Company to its shareholders to convene a general meeting to consider and if thought fit approve such compromise or arrangement and such shareholders’ approval is obtained, a participant’s RSUs will vest immediately, even if the vesting period has not yet commenced.

If, prior to the termination of our 2021 RSU Plan, an effective resolution is passed for the voluntary winding-up of the Company (other than for the purposes of a reconstruction, amalgamation or scheme of arrangement), all outstanding RSUs shall be treated as having vested immediately. No ordinary shares will be transferred, and no cash alternative will be paid, to the participant, but the participant will be entitled to receive out of the assets available in liquidation on an equal basis with the Company’s shareholders such sum as they would have received in respect of the RSUs.

Amendment and termination. Our board of directors may, at any time, terminate or amend our 2021 RSU Plan in any respect, provided that consent is needed for material amendments to the 2021 RSU Plan or amendment of awards which are materially adverse to a participant.

2022 restricted share unit scheme

Our 2022 Restricted Share Unit Scheme, or 2022 RSU Plan, was adopted in June 2022.

Our 2022 RSU Plan allows us to provide RSUs to existing or incoming employees, directors or officers of our company.

Under our 2022 RSU Plan, we may issue RSUs covering a maximum of the amount equal to 2% of the ordinary shares in issue as of the date of adoption, or 5,272,695 ordinary shares. As of December 31, 2024, RSUs covering 1,771,595 ordinary shares were outstanding under our 2022 RSU Plan.

Purpose of the 2022 RSU plan. The purpose of our 2022 RSU Plan was to incentivize the existing and incoming directors, senior management and employees for their contribution to our company and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of our company by providing them with the opportunity to own equity interests in the Company.

Plan administration. Our 2022 RSU Plan is administered by the plan Administrator (which is similarly defined under the 2022 RSU Plan as under our 2018 RSU Plan). The decision of the Administrator as to all matters relating to our 2022 RSU Plan or its interpretation or effect is final and binding.

We appointed a trustee to assist with the administration and vesting of RSUs granted pursuant to our 2022 RSU Plan. All ordinary shares underlying the RSUs granted and to be granted under the RSU 2022 Plan are or were transferred, allotted or issued to the trustee.

Eligibility. Existing or incoming employees, directors (whether executive or non-executive) or officers of the Company or any member of our company were eligible to receive grants of RSUs.

Restricted share units. Each RSU represents one underlying Share, and represent a conditional right granted to any participant to obtain the corresponding economic value of the underlying ordinary shares, less any tax, stamp duty and other charges applicable, as determined by the Administrator in its absolute discretion. Subject to the provisions of our 2022 RSU Plan, the Administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. Each award of RSUs is evidenced by a grant letter setting forth the material terms of such award.

Within a reasonable time after the vesting criteria, conditions and time schedule have been reached, fulfilled, satisfied or waived, the Administrator will send a vesting notice to each relevant participant confirming the extent to which the vesting criteria, conditions and time schedule have been reached, fulfilled, satisfied or waived, and the number of ordinary shares (and, if applicable, the cash or non-cash income, dividends or distributions and/or the sale proceeds of non-cash and non-scrip distributions in respect of those ordinary shares) involved. RSUs that are vested may be exercised (in whole or in part) by serving an exercise notice in writing on the trustee and copied to the Company on the terms set forth in the letter of grant, vesting notice or other applicable agreement between the Company and a participant. Unvested RSUs terminate on a participant’s termination of employment or service or upon an attempt to transfer or encumber the RSUs in an impermissible manner under the terms of our 2022 RSU Plan, provided that unvested RSUs will remain outstanding for 3 months following termination of employment or service. Additionally, RSUs will be forfeited if a participant breaches certain restrictive covenants set forth in our 2022 RSU Plan and any shares or consideration previously transferred to a participant in respect of RSUs may be recoverable by the trustee in accordance with the terms of our 2022 RSU Plan.

The Administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares or in some combination thereof. The Administrator may at its discretion cancel any RSU that has not vested or lapsed, provided that the Company must either (1) cash out the RSUs, (2) grant a replacement award of equivalent value, or (3) make other arrangements to compensate the applicable participant.

Non-transferability of Awards. The RSUs granted under our 2022 RSU Plan are personal to each participant, and are not assignable. Participants are prohibited from selling, transferring, assigning, charging, mortgaging, encumbering, hedging or creating any interest in favor of any other person over or in relation to any property held by the trustee on trust for the participants, the RSUs, or any interest or benefits therein.

Certain adjustments. In the event of any capitalization issue, rights issue, consolidation, sub-division or reduction of the share capital of the Company, the Administrator may make such equitable adjustments, designed to protect participants’ interests, to the number of ordinary shares underlying the outstanding RSUs or to the amount of the equivalent value, as it may deem appropriate at its absolute discretion.

Corporate transactions. If a general offer to acquire the ordinary shares (whether by takeover offer, merger, or otherwise in a like manner) is made to all of the shareholders of the Company (or shareholders other than the offeror and/or any person controlled by the offeror and/or any person acting in concert with the offeror) and the general offer to acquire the ordinary shares is approved and the offer becomes or is declared unconditional in all respects, a participant’s RSUs will vest immediately, even if the vesting period has not yet commenced.

If a compromise or arrangement between the Company and its shareholders or creditors is proposed in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies and a notice is given by the Company to its shareholders to convene a general meeting to consider and if thought fit approve such compromise or arrangement and such shareholders’ approval is obtained, a participant’s RSUs will vest immediately, even if the vesting period has not yet commenced.

If, prior to the termination of our 2022 RSU Plan, an effective resolution is passed for the voluntary winding-up of the Company (other than for the purposes of a reconstruction, amalgamation or scheme of arrangement), all outstanding RSUs shall be treated as having vested immediately. No ordinary shares will be transferred, and no cash alternative will be paid, to the participant, but the participant will be entitled to receive out of the assets available in liquidation on an equal basis with the Company’s shareholders such sum as they would have received in respect of the RSUs.

Amendment and termination. Our board of directors may, at any time, terminate or amend our 2022 RSU Plan in any respect, provided that consent is needed for material amendments to the 2022 RSU Plan or amendment of awards which are materially adverse to a participant.

Pre-IPO share option scheme

Our Pre-IPO Share Option Scheme, or Pre-IPO Option Plan, was adopted in July 2018.

Our Pre-IPO Option Plan allows us to provide options to purchase ordinary shares, or Options, to substantial shareholders, existing or incoming employees, directors or officers, or any other service providers of our company. Our Pre-IPO Option Plan was terminated but continues to govern the terms and conditions of the outstanding awards previously granted under our Pre-IPO Option Plan.

As of December 31, 2024, there were no options covering ordinary shares outstanding under our Pre-IPO Option Plan.

Purpose of the Pre-IPO Option Plan. The purpose of our Pre-IPO Option Plan was to reward participants who contributed or would contribute to our company and to encourage participants to continue to work for our company towards enhancing the value of the ordinary shares to benefit our company and our shareholders as a whole.

Plan administration. Our Pre-IPO option plan is administered by the plan Administrator (which is similarly defined under the Pre-IPO Option Plan as under our 2018 RSU Plan). The decision of the Administrator as to all matters relating to our Pre-IPO Option Plan or its interpretation or effect is final and binding.

Eligibility. Substantial shareholders, existing or incoming employees, directors or officers, or any other service providers of our company were eligible to receive grants of Options.

Options. Options could be granted under our Pre-IPO Option Plan. The exercise price of Options granted under our Pre-IPO Option Plan is HK$0.01 per ordinary share. The Administrator determined the material terms of Options granted under our Pre-IPO Option Plan, which material terms were included in an offer letter issued to each participant under our Pre-IPO Option Plan, including (1) the minimum period for which the Options must be held before they can be exercised; (2) a performance target that must be reached before the Options can be exercised in whole or in part; and/or (3) any other terms, all of which may be imposed (or not imposed) either on a case-by-case basis or generally. Options are only considered granted in respect of timely accepted offer letters and on the terms set forth in such offer letters. Options must be exercised within the exercise period set forth in an applicable offer letter, which will not exceed 10 years from the date of such offer. Generally, subject to an applicable Option expiration date, a grantee may exercise the then exercisable portion of an Option for 3 months following termination of service, provided that (1) if a grantee dies before exercising an Option, his or her legal representative may exercise the Option within 12 months following the grantee’s death, and (2) Options will automatically terminate in full if a grantee commits certain acts specified in Section 5(d) of our Pre-IPO Option Plan. Options will also expire upon the date of commencement of a winding up of the Company, upon the effectiveness of a compromise or arrangement, or, if a grantee is solely a substantial shareholder, on the date on which such grantee ceases to be a substantial shareholder.

Non-transferability of Options. Options are personal to the grantee and are not assignable or transferable. Options may not be sold, transferred, charged, mortgaged, or encumbered.

Certain adjustments. In the event of an alteration in the capital structure of the Company while any Options remain exercisable by way of capitalization of profits or reserves, bonus issue, rights issue, open offer, subdivision or consolidation of shares, or reduction of the share capital of the Company in accordance with legal requirements, corresponding adjustments (if any) will be made to the number of ordinary shares and exercise price of outstanding Options. Grantees will be notified in writing in the event of any such adjustments.

Corporate transactions. In the event of a general offer being made to all the shareholders, we will make best efforts to ensure that an appropriate offer is extended to all grantees. Upon such offer becoming or being declared unconditional, the grantee will be entitled to exercise the Option in full (to the extent not already lapsed or exercised) at any time within 1 month after the date on which the offer becomes or is declared unconditional.

In the event of a compromise or arrangement between the Company and the shareholders or its creditors being proposed in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies pursuant to the Company’s bylaws, the Company will give notice to all grantees and Options (to the extent not already lapsed or exercised) will become exercisable in whole or in part not later than 2 business days prior to the date of the general meeting directed to be convened by the court for the purposes of considering such compromise or arrangement, or the Suspension Date. With effect from the Suspension Date, the rights of all grantees to exercise their respective Options will be suspended and forfeited.

If a general meeting is convened to consider a voluntary resolution to wind-up the Company, the Company will provide notice to each grantee of entitlement to exercise all or any Options (to the extent not already lapsed or exercised) at any time not later than 2 business days prior to the proposed general meeting of the Company.

Amendment and termination. Specific provisions of our Pre-IPO Option Plan which relate to certain listing rules applicable to the Stock Exchange of Hong Kong Limited cannot be altered to the advantage of participants, and changes to the authority of the Administrator may not be made without the prior approval of our shareholders. Any alterations to the terms and conditions of our Pre-IPO Option Plan which are of a material nature, or any change to the terms of Options granted, must also, to be effective, be approved by our shareholders, except where the alterations take effect automatically under the existing terms of our Pre-IPO Option Plan. As noted above, our Pre-IPO Option Plan was terminated and we will not grant any additional awards under our Pre-IPO Option Plan.

Post-IPO share option scheme

Our Post-IPO Share Option Scheme, or Post-IPO Option Plan, was adopted in September 2019.

Our Post-IPO Option Plan allows us to provide Options to (a) any executive director of, manager of, or other employee holding an executive, managerial, supervisory or similar position in any member of our company, any full- time or part-time employee, or a person for the time being seconded to work full-time or part-time for any member of our company; (b) a director or proposed director (including an independent non-executive director) of any member of our company; (c) any substantial shareholder of any member of our company; (d) a supplier of goods or services to any member of our company; (e) a customer, consultant, business or joint venture partner, franchisee, contractor, agent or representative of any member of our company; (f) a person or entity that provides design, research, development or other support or any advisory, consultancy, professional or other services to any member of our company; and (g) an associate of any of the persons referred to in (a) to (c) above, or Eligible Persons.

Subject to adjustment, the maximum aggregate number of ordinary shares which may be issued subject to options under our Post-IPO Option Plan is 12,180,900 ordinary shares. Subject to shareholder approval, the share reserve may be increased by up to 10% of the shares in issue at the date of such shareholder approval. Subject to applicable laws and approval of the shareholders, the Administrator may grant Options exceeding the share reserved to Eligible Persons specifically identified by the Administrator. The share reserve shall, in no event result in the grant of Options covering shares in excess of 30% of the total ordinary shares in issue.

As of December 31, 2024, there were no options covering ordinary shares outstanding under our Post-IPO Option Plan.

Purpose of the Post-IPO option plan. The purpose of our Post-IPO Option Plan is to enable the Company to grant Options to Eligible Persons as incentives or rewards for their contribution or potential contribution to our company and to provide the Eligible Persons an opportunity to have a personal stake in the Company with the view to motivate the Eligible Persons to optimize their performance efficiency for the benefit of our company, attract and retain or otherwise maintain on-going business relationship with the Eligible Persons whose contributions are or will be beneficial to the long-term growth of our company, and/or for such purposes as the Administrator (which is similarly defined under the Post-IPO Option Plan as under our 2018 RSU Plan) shall determine.

Plan administration. Our Post-IPO Option Plan is administered by the plan Administrator. The decision of the Administrator as to all matters relating to our Post-IPO Option Plan or its interpretation or effect is final and binding. Notwithstanding the foregoing, absent shareholder consent, no participant will be granted in any 12-month period up to the offer date Options to the extent such participant would own 1% of issuable ordinary shares taking into account exercise of such Options. Grants to directors, the Company’s chief executive officer or a substantial shareholder (or their respective associates) are subject to approval by our non-employee directors. Shareholder approval is required to the extent grants to a substantial shareholder or non-employee director (or their respective associates) would result in such grantees being issued in the 12-month period preceding such grant ordinary shares in excess of 0.1% of issuable ordinary shares with an aggregate value in excess of HK$5 million.

Eligibility. Eligible Persons (which consist of (a) any executive director of, manager of, or other employee holding an executive, managerial, supervisory or similar position in any member of our company, any full-time or part-time employee, or a person for the time being seconded to work full-time or part-time for any member of our company; (b) a director or proposed director (including an independent non-executive director) of any member of our company; (c) any substantial shareholder of any member of our company; (d) a supplier of goods or services to any member of our company; (e) a customer, consultant, business or joint venture partner, franchisee, contractor, agent or representative of any member of our company; (f) a person or entity that provides design, research, development or other support or any advisory, consultancy, professional or other services to any member of our company; and (g) an associate of any of the persons referred to in (a) to (c) above) are eligible to receive grants of Options under our Post-IPO Option Plan.

Options. Options could be granted under our Post-IPO Option Plan. The exercise price of Options granted under our Post-IPO Option Plan is determined by the Administrator but generally will not be less than the highest of the closing price of ordinary shares on The Stock Exchange of Hong Kong Limited or (if applicable) such other stock exchange on which the issued share capital of the Company is primarily listed, the average closing price reported on the applicable stock exchange for the 5 business days immediately preceding the applicable offer date, and the nominal value of a Share.

The Administrator determines the material terms of Options granted under our Post-IPO Option Plan, which material terms are included in an offer letter issued to each participant under our Post-IPO Option Plan, including the number of ordinary shares subject to an Option, the applicable exercise price, the vesting schedule, expiration date and the method of acceptance. Options must be exercised within the exercise period set forth in an applicable offer letter, which will not exceed 10 years from the date of such offer.

Generally, subject to an applicable Option expiration date, a grantee may exercise the then exercisable portion of an Option for 3 months following termination of service, provided that (1) if a grantee dies before exercising an Option, his or her legal representative may exercise the Option within 12 months following the grantee’s death, and (2) Options will automatically terminate in full if a grantee commits certain acts specified in Section 8(d) of our Post-IPO Option Plan. Options will also expire upon the date of commencement of a winding up of the Company, upon the effectiveness of a compromise or arrangement, or, if a grantee is solely a substantial shareholder, on the date on which such grantee ceases to be a substantial shareholder. Additionally the Administrator may cancel Options if a grantee breaches the transferability provisions of our Post-IPO Option Plan or other terms or conditions of the grant of an Option, or if a grantee engages in conduct that is detrimental or prejudicial to the interests of the Company or its subsidiaries, as determined by the Administrator in its discretion.

Non-transferability of Options. Options are personal to the grantee and are not assignable or transferable. Options may not be sold, transferred, charged, mortgaged, or encumbered.

Certain adjustments. In the event of any capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital of the Company in accordance with applicable laws and regulatory requirements, such corresponding alterations (if any) shall be made (except on an issue of securities of the Company as consideration in a transaction which shall not be regarded as a circumstance requiring alteration or adjustment) in the number of ordinary shares subject to any outstanding Options and the Exercise Price of outstanding Options. The Company will notify affected participants of any such adjustments.

Corporate transactions. In the event of a general offer being made to all the shareholders, we will make best efforts to ensure that an appropriate offer is extended to all grantees. Upon such offer becoming or being declared unconditional, the grantee will be entitled to exercise the Option in full (to the extent not already lapsed or exercised) at any time within 1 month after the date on which the offer becomes or is declared unconditional.

In the event of a compromise or arrangement between the Company and the shareholders or its creditors being proposed in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies pursuant to the Company’s bylaws, the Company will give notice to all grantees and Options (to the extent not already lapsed or exercised) will become exercisable in whole or in part not later than 2 business days prior to the date of the general meeting directed to be convened by the court for the purposes of considering such compromise or arrangement, or the Post-IPO Suspension Date. With effect from the Post-IPO Suspension Date, the rights of all grantees to exercise their respective Options will be suspended and forfeited.

If a general meeting is convened to consider a voluntary resolution to wind-up the Company, the Company will provide notice to each grantee of entitlement to exercise all or any Options (to the extent not already lapsed or exercised) at any time not later than 2 business days prior to the proposed general meeting of the Company.

Amendment and termination. Specific provisions of our Post-IPO Option Plan which relate to certain listing rules applicable to the HKEx cannot be altered to the advantage of participants and changes to the authority of the Administrator may not occur without the prior approval of our shareholders. Any alterations to the terms and conditions of our Post-IPO Option Plan which are of a material nature, or any change to the terms of Options granted, must also, to be effective, be approved by our shareholders. No amendment of our Post-IPO Option Plan may adversely affect participants without written consent or the sanction of a special resolution. Our Post-IPO Option Plan may be terminated by our board of directors at any time.

The following table summarizes, as of March 1, 2025, the number of ordinary shares underlying outstanding options and RSUs that we have granted to our directors and executive officers under our equity incentive plans.

	Ordinary Shares	Exercise
	Underlying	Price
Name	Outstanding Awards	(US$/Share)	Date of Grant	Date of Expiration
Executive Officers
Dajun Yang, M.D., Ph.D.	46,972	—	May 19, 2023	N/A
Yifan Zhai, M.D., Ph.D.	126,000	—	May 19, 2023	N/A
	100,000	—	June 23, 2022	N/A
Jin Cao	7,722	—	May 17, 2021	N/A
	18,000	—	May 4, 2023	N/A
	14,983	—	May 19, 2023	N/A
Raymond Jeffrey Kmetz	452,531	—	May 15, 2019	N/A
	28,946	—	May 19, 2023	N/A
	34,032	—	Sep 02, 2024	N/A
Thomas Knapp	374,472	—	May 15, 2019	N/A
	35,023	—	May 19, 2023	N/A
	40,261	—	Sep 02, 2024	N/A
Non-Employee Directors
Simon Dazhong Lu, Ph.D.	41,457	$0.013	August 15, 2018	N/A
Wei Ren	8,964	—	July 23, 2021	N/A
David Sidransky, M.D.	10,641	—	May 17, 2021	N/A
Changqing Ye	8,964	—	July 23, 2021	N/A
All directors and executive officers as a group	1,255,070	—	—	—

Employment agreements and indemnification agreements

Dajun Yang labor contract

Dr. Yang’s services in China are governed by a Labor Contract with Suzhou Ascentage Pharma Co., Ltd., or the Yang Labor Contract. The Yang Labor Contract has a term of five years, ending July 31, 2027, and provides for salary, and transportation, meal and communication subsidies. Other than in connection with an enumerated breaches or actions by Dr. Yang or by Suzhou Ascentage Pharma Co., Ltd., the Yang Labor Contract may only be terminated in accordance with the Labor Contract Law of the People’s Republic of China. Dr. Yang is also subject to customary invention assignment and confidentiality provisions.

Yifang Zhai labor contract

Dr. Zhai’s services in China are governed by a Labor Contract with Guangzhou Healthquest Pharma Co., Ltd., or the Zhai Labor Contract. The Zhai Labor Contract has a term of five years, ending May 31, 2025, and provides for salary, and transportation, meal and communication subsidies. Other than in connection with an enumerated breaches or actions by Dr. Zhai or by Guangzhou Healthquest Pharma Co., Ltd., the Zhai Labor Contract may only be terminated in accordance with the Labor Contract Law of the People’s Republic of China. Dr. Zhai is also subject to customary invention assignment and confidentiality provisions.

Jeff Kmetz employment and severance agreements

In January 2019, Ascentage Pharma Group Corp Limited entered into an employment letter agreement with Mr. Kmetz, our Chief Business Officer, or the Kmetz Employment Letter. The Kmetz Employment Letter has no specific term and provides for at-will employment. In accordance with the Kmetz Employment Letter, Mr. Kmetz is currently eligible for an annual salary of USD$424,360, and an annual bonus opportunity of 25% of his annual salary, and Mr. Kmetz is eligible for reimbursement of expenses incurred by him in connection with rendering services. Also in January 2019, Ascentage Pharma Group Corp Limited entered into a severance letter agreement with Mr. Kmetz, or the Kmetz Severance Letter. The Kmetz Severance letter provides that, in the event his employment is terminated without “cause” (as defined in the Kmetz Severance Letter), Mr. Kmetz will receive six (6) months of his annual base salary in effect immediately prior to his termination, subject to his execution of a release of claims in favor of the Company. Mr. Kmetz is also subject to customary invention assignment, confidentiality, and non-solicitation provisions.

Thomas Knapp offer letter

In September 2018, Ascentage Pharma Group Corp Limited entered into an employment letter agreement with Thomas Knapp, Esq., as amended in March 2019, or the Knapp Employment Letter. The Knapp Employment Letter has no specific term and provides for at-will employment. In accordance with the Knapp Employment Letter, Mr. Knapp is currently eligible for an annual salary of USD$410,754, and an annual bonus opportunity of 25% of his annual salary. Mr. Knapp is also subject to customary invention assignment and confidentiality provisions.

Shaomeng Wang Service Agreement

In March 2022, Ascentage Pharma Group Corp Limited entered into an independent contractor service agreement with Dr. Wang, or the Wang Service Agreement. The Wang Service Agreement provides (1) for a term of three years ending March 1, 2025, (2) for annual compensation during the term in the amount of US$165,375 per year, paid monthly, and (3) that Dr. Wang is eligible for reimbursement of expenses incurred by him in connection with rendering services to the Company, including related travel and living expenses. The Wang Service Agreement provides for customary invention assignment, confidentiality, and non-solicitation provisions.

Jin Cao labor contract

Mr. Cao’s services in China are governed by a Labor Contract with Suzhou Ascentage Pharmaceutical Co., Ltd., or the Cao Labor Contract. The Cao Labor Contract has a term of three years, ending December 13, 2026, and provides for salary, allowances, and communication subsidies. Other than in connection with an enumerated breaches or actions by Mr. Cao or by Suzhou Ascentage Pharma Co., Ltd., the Cao Labor Contract may only be terminated in accordance with the Labor Contract Law of the People’s Republic of China. Mr. Cao is also subject to customary invention assignment and confidentiality provisions.

Each of our executive officers is party to an employment agreement with the Company. The employment of the executive officers under these employment agreements is for an indefinite period but may be terminated by the employer for cause at any time without advance notice or for any other reason by giving prior written notice or by paying certain compensation, and the executive officer may terminate his or her employment at any time by giving the employer prior written notice. The employment agreements with the executive officers also include confidentiality and non-disclosure restrictions and non-competition and non-solicitation restrictions that apply during employment for certain periods following termination of employment.

The Company has entered into indemnification agreements with each of its directors. Under these agreements, the Company agrees to indemnify its director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of the Company.

Adoption of compensation recovery policy

On February 10, 2025, we adopted a compensation recovery policy in accordance with Rule 10D-1 promulgated under the Exchange Act and Nasdaq listing rules. A copy of our Compensation Recovery Policy is filed as Exhibit 97.1 to this Annual Report on Form 20-F.

C. Board Practices

Board of directors

Our board of directors currently consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction, or proposed contract or transaction in which he or she is, whether directly or indirectly, materially interested provided such director, if his or her interest in such contract or transaction is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice. Our directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present or future) and uncalled capital or any part thereof, and issue debentures, debenture stock, bonds or other securities whether outright or as collateral security for any obligation of the company or of any third party. None of our non-employee directors has a service contract with us that provides for benefits upon termination of service.

Director independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our Audit Committee is required to consist of independent directors, subject to certain phase-in schedules. Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a relationship with us that could interfere with such director’s ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Dr. Simon Dazhong Lu, Wei Ren, Dr. David Sidransky, Changqing Ye, Debra Yu, Marina Bozilenko, and Dr. Marc E. Lippman, representing seven of our nine directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and corporate governance rules of Nasdaq. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director.

Board committees

We have established three committees under the board of directors: an audit committee, a remuneration committee and a nomination committee. We have adopted terms of reference for each of the three committees. Each committee’s members and functions are described below.

Audit committee

The Audit Committee is comprised of three members, namely Changqing Ye, Dr. Simon Dazhong Lu and Marina S. Bozilenko, with Changqing Ye serving as chairman. Our board of directors has determined that each of Changqing Ye, Dr. Simon Dazhong Lu and Marina S. Bozilenko satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq corporate governance requirements. We have determined that each of Changqing Ye, Dr. Simon Dazhong Lu and Marina S. Bozilenko qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing, compensating, retaining, evaluating and overseeing an independent registered public accounting firm to act as our independent auditor;

●	ensuring the independence of our independent auditor;

●	reviewing and discussing our internal controls and the integrity of our audited financial statements;

●	discussing, with our management, procedures with respect to the presentation of our financial information and reviewing earnings press releases, earnings guidance provided to analysts and rating agencies and financial information provided to the public, analysts and ratings agencies;

●	overseeing the design, implementation and performance of our internal audit function;

●	overseeing our financial reporting system, risk management and internal control systems;

●	performing our corporate governance functions;

●	setting hiring policies with regard to the hiring of employees or former employees of our independent auditor and oversee compliance with such policies;

●	reviewing, approving and monitoring related party transactions involving directors or executive officers, including developing and maintaining policies and procedures for reviewing, approving and/or ratifying such transactions;

●	monitoring the Company’s environmental, social and governance issues;

●	overseeing procedures to address complaints received by us regarding accounting, internal accounting controls or auditing matters;

●	reviewing and discussing with our management team and our independent auditor the adequacy and effectiveness of our legal, regulatory and ethical compliance programs and reports regarding compliance with applicable laws, regulations and internal compliance programs; and

●	reviewing and discussing with management, including our internal audit function, if applicable, and our independent auditor guidelines and policies to identify, monitor, and address enterprise risks.

Remuneration committee

Our remuneration committee consists of Wei Ren, Changqing Ye and Debra Yu, with Wei Ren serving as chairman. Our board of directors has determined that each of Wei Ren, Changqing Ye and Debra Yu satisfies the “independence” requirements under the Nasdaq corporate governance rules. The remuneration committee assists the board of directors in reviewing and approving the remuneration structure, including all forms of remuneration, relating to our directors and executive officers. The remuneration committee is responsible for, among other things:

●	making recommendations to the board of directors on all the Company’s remuneration policy and structure for all executive officers remuneration and on the establishment of formal and transparent procedures for developing remuneration policy;

●	reviewing and approving, annually, the corporate goals and objectives applicable to the compensation of our Chief Executive Officer, evaluating at least annually our Chief Executive Officer’s performance in light thereof, and consider factors related to the performance of the Company in approving the compensation level of our Chief Executive Officer;

●	reviewing, at least annually, and approving or recommend for approval to the board members other than our Chief Executive Officer, our Chief Executive Officer’s (i) base salary, (ii) incentive bonus, including the specific goals and amount, (iii) equity compensation, (iv) any employment agreement, severance arrangement, transition or consulting agreement, retirement agreement or change of control protections and (v) any other benefits, compensation or similar arrangements, if any (including, without limitation, perquisites, pension rights, any benefits in kind, any compensation payments such as compensation payable for loss or termination of office or appointment, and any other form of compensation such as a signing bonus or payment of relocation costs), including any amendments to or terminations of any of the foregoing;

●	reviewing, at least annually, and approving or recommending for approval to the board members other than our Chief Executive Officers items (i) through (v) above for the other executive officers, including any prospective or former executive officers, including any amendments to or terminations of any of the foregoing;

●	reviewing and approving compensation payable to the executive officers for any loss or termination of office or appointment to ensure that it is consistent with contractual terms and is otherwise fair and not excessive;

●	reviewing and approving, as well as approve amendments to or terminations of, any compensatory contracts or similar transactions or arrangements with such other employees as our remuneration committee determines, including employment agreements, severance arrangements, transition or consulting agreements, retirement agreements and change-in-control agreements or provisions;

●	reviewing and approving our employee benefit and equity incentive plans and share schemes under Chapter 17 of the Listing Rules of The Stock Exchange of Hong Kong Limited;

●	establishing, and periodically reviewing, our employee compensation plans; and

●	reviewing and discussing our compensation policies and practices with management, and also periodically discuss with the board of directors and/or the nomination committee corporate succession plans for our executive officers and other key employees.

Nomination committee

Our nomination committee consists of Dr. David Sidransky, Wei Ren and Dr. Marc E. Lippman, with Dr. David Sidransky serving as chairman. Our board of directors has determined that each of Dr. David Sidransky, Wei Ren and Dr. Marc E. Lippman satisfies the “independence” requirements under the Nasdaq corporate governance rules. The nomination committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination committee is responsible for, among other things:

●	reviewing and assessing and making recommendations to the board of directors regarding the desired qualifications, expertise and characteristics of sought members of the board of directors;

●	reviewing and assessing and making recommendations to the board of directors regarding the structure, size and composition (including the skills, knowledge and experience) of the board of directors and making recommendations on any proposed changes to the board of directors to complement the Company’s corporate strategy;

●	reviewing and assessing and making recommendations to the board of directors regarding the independence of independent non-executive directors;

●	identifying individuals suitably qualified to become board members and selecting or making recommendations to the board of directors on the selection of individuals nominated for directorships;

●	evaluating the performance of individual members of the board of directors eligible for re-election, and selecting, or recommending for the selection of the board of directors, the director nominees for election to the board of directors by the shareholders at the annual general meeting of the Company or any special meeting of shareholders at which directors are to be elected;

●	considering the board of directors leadership structure, including the separation of the Chairman and Chief Executive Officer roles and/or appointment of a lead independent director of the board of directors, either permanently or for specific purposes, and making such recommendations to the board of directors as the nomination committee deems appropriate;

●	developing and reviewing periodically the policies and procedures for considering shareholder nominees for election to the Board;

●	considering director nominee recommendations from shareholders of the Company that are validly made and in accordance with applicable laws, rules and regulations and the provisions of the Company’s memorandum and articles of association;

●	evaluating and recommending termination of membership of individual directors for cause or for other appropriate reasons;

●	evaluating the “independence” of directors and director nominees against the independence requirements of the securities exchange on which the Company’s securities are listed, applicable rules and regulations of the SEC and other applicable laws;

●	recommending to the board of directors nominees to fill vacancies and newly created directorships on the board of directors and nominees to stand for election as directors;

●	periodically reviewing the structure and composition of each committee of the board of directors and make recommendations, if any, to the board of directors for changes to the committees of the board of directors, including changes in the structure, composition or mandate of the committees, as well as the creation or dissolution of committees; and

●	overseeing the Company’s director orientation and continuing education, including making recommendations for continuing education of members of the board of directors and evaluating the participation of members of the board of directors in accordance with applicable listing standards.

Duties of directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Board composition and election of directors and officers

Our board of directors will consist of a minimum of two directors. Our officers are elected by, and serve at the discretion of, our board of directors. At each annual general meeting, one-third of the then-seated members of the board of directors, or, if the number of the members of the board of directors then seated is not three or a multiple of three, then the number nearest to, but not less than, one-third of the members of the board of directors, shall retire from office, provided that each member of the board of directors (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring director shall be eligible for re-election at the general meeting at which a director retires. The members of our board of directors to retire by rotation shall include any member of the board of directors who desires to retire and not to seek re-election to our board of directors. Any member of the board of directors who has not been subject to retirement by rotation in the three years preceding the annual general meeting shall retire by rotation at such annual general meeting. Members of our board of directors are not required to retire upon reaching any particular age. We may from time to time in general meeting by ordinary resolution elect any person to be a director either to fill a vacancy or as an addition to the existing members of the board of directors. Any director so appointed shall be subject to retirement by rotation pursuant to our second amended and restated articles of association.

A member of our board of directors may be removed by ordinary resolution before the expiration of his or her term of office (but without prejudice to any claim which such director may have for damages for any breach of any contract with our company) and may by ordinary resolution appoint another individual in his or her place.

A member of our board of directors shall be vacated if: (1) he or she becomes bankrupt or makes any arrangement or composition with his or her creditors; (2) he or she dies or becomes of unsound mind pursuant to an order made by any competent court or official; (3) he or she is absent from meetings of the board of directors for six consecutive months without special leave; (4) he or she is prohibited by law from serving as a member of the board of directors or is removed from office pursuant to our second amended and restated articles of association; (5) he or she resigns by delivering notice in writing to our company at our registered office or at our headquarters or tendered at a meeting of our board of directors; (6) he or she is removed from office by an ordinary resolution of our company; or (7) he or she is removed from office in writing signed by no less than three-fourths of the then sitting members of our board of directors.

D. Employees

As of December 31, 2024, 2023 and 2022, we had 567, 583 and 580 full-time employees. We have developed a culture of innovation where employees seek to proactively solve complex problems and challenges faced by a high growth business. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by a labor union or party to a collective bargaining agreement.

E. Share Ownership

Information regarding the ownership of our ordinary shares by our directors and executive officers is set forth in “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2025 by:

●	each of our directors and executive officers;

●	each person known to us to own beneficially more than 5% of our ordinary shares; and

●	all of our directors and executive officers as a group.

The calculations in the table below are based on 348,266,581 ordinary shares outstanding as of March 1, 2025.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

To the best of the Company’s knowledge after having made reasonable inquiry, as of March 1, 2025, a total of 1,436,771 ADSs, representing 5,747,084 ordinary shares, or 1.65% of our outstanding ordinary shares, are held by one record holder in the United States. The holder is the depositary of our ADS program. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Ascentage Pharma Group International, 68 Xinqing Road Suzhou Industrial Park, Suzhou, Jiangsu, China.

	Ordinary shares beneficially owned
	Ordinary shares	Percentage of beneficial ownership
Name of beneficial owner	Number	%
5% Shareholders
Edward Ming Guo(1)	60,665,461	17.4%
Takeda Pharmaceuticals International AG(2)	24,307,322	7.0%
Executive Officers and Directors
Dajun Yang, M.D., Ph.D.(3)	60,665,461	17.4%
Yifan Zhai, M.D., Ph.D.(4)	60,665,461	17.4%
Jin Cao	5,400	*
Raymond Jeffrey Kmetz	180,527	*
Thomas J. Knapp	320,864	*
Marina S. Bozilenko	—	—
Marc E. Lippman	—	—
Simon Dazhong Lu, Ph.D.(5)	41,457	*
Wei Ren(6)	8,964	*
David Sidransky, M.D.(7)	10,641	*
Shaomeng Wang, Ph.D.(8)	60,665,461	17.4%
Changqing Ye(9)	8,964	*
Debra Yu	—	—
All directors and executive officers as a group (13 persons)	61,200,821	17.6%

*	Represents beneficial ownership of voting power of less than 1%.

(1)	Consists of (i) 11,011,767 ordinary shares held by Ming Edward Guo Dynasty Trust, (ii) 2,222,259 ordinary shares held by Edward Ming Guo, (iii) 10,053,943 ordinary shares beneficially owned by Shaomeng Wang, Ph.D., a member of our board of directors, (iv) 23,152,125 ordinary shares beneficially owned by Dajun Yang, M.D., Ph.D., our Chief Executive Officer and a member of our board of directors and (v) 14,225,367 ordinary shares beneficially owned by Yifan Zhai, M.D., Ph.D., our Chief Medical Officer. The Ming Edward Guo Dynasty Trust is a discretionary family trust established by Mr. Guo as settlor for the benefits of Dr. Guo’s family members, of which South Dakota Trust is a trustee. Mr. Guo shares voting and investment control over the shares held by the Ming Edward Guo Dynasty Trust. Mr. Guo, Dr. Wang, Dr. Yang and Dr. Zhai are parties to the Concert Party Confirmation Deed, and Mr. Guo may be deemed to share voting power over the ordinary shares beneficially owned by parties to the Concert Party Confirmation Deed. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Concert party confirmation deed” for more information. Mr. Guo disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein.

(2)	Consists of 24,307,322 ordinary shares held by Takeda Pharmaceuticals International AG. Takeda Pharmaceuticals International AG is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited, which is a widely held public company with securities listed on the Tokyo Stock Exchange and New York Stock Exchange. Voting and investment discretion with regard to these securities is ultimately controlled by the board of directors of Takeda Pharmaceutical Company Limited.

(3)	Consists of (i) 22,054,131 ordinary shares held by the Dajun Yang Dynasty Trust, (ii) 1,097,994 ordinary shares held by Dajun Yang, M.D., Ph.D., (iii) 13,234,026 ordinary shares beneficially owned by Edward Ming Guo, (iv) 10,053,943 ordinary shares beneficially owned by Shaomeng Wang, Ph.D., a member of our board of directors and (v) 14,225,367 ordinary shares beneficially owned by Yifan Zhai, M.D., Ph.D., our Chief Medical Officer and Dr. Yang’s spouse. The Dajun Yang Dynasty Trust is a discretionary family trust established by Dr. Yang as settlor for the benefits of Dr. Yang’s family members, of which South Dakota Trust is trustee. Dr. Yang shares voting and investment control over the shares held by the Dajun Yang Dynasty Trust. Mr. Guo, Dr. Wang, Dr. Yang and Dr. Zhai are parties to the Concert Party Confirmation Deed, and Dr. Yang may be deemed to share voting power over the ordinary shares beneficially owned by parties to the Concert Party Confirmation Deed. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Concert party confirmation deed” for more information. Dr. Yang disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein.

(4)	Consists of (i) 14,089,111 ordinary shares held by HealthQuest Pharma Limited, (ii) 136,256 ordinary shares held by Yifan Zhai, M.D., Ph.D., (iii) 13,234,026 ordinary shares beneficially owned by Edward Ming Guo, (iv) 10,053,943 ordinary shares beneficially owned by Shaomeng Wang, Ph.D., and (v) 23,152,125 ordinary shares beneficially owned by Dajun Yang, M.D., Ph.D., our Chief Executive Officer and a member of our board of directors and Dr. Zhai’s spouse. HealthQuest Pharma Limited is a company incorporated in the British Virgin Islands with limited liability and wholly owned by Dr. Zhai. Mr. Guo, Dr. Wang, Dr. Yang and Dr. Zhai are parties to the Concert Party Confirmation Deed, and Dr. Zhai may be deemed to share voting power over the ordinary shares beneficially owned by parties to the Concert Party Confirmation Deed. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Concert party confirmation deed” for more information. Dr. Zhai disclaims beneficial ownership of such shares except to the extent of her pecuniary interests therein.

(5)	Consists of 41,457 ordinary shares subject to options held by Simon Dazhong Lu, Ph.D., all of which are vested and exercisable as of March 1, 2025.

(6)	Consists of 6,723 ordinary shares and 2,241 RSUs vesting in the next sixty (60) days held by Wei Ren.

(7)	Consists of 7,981 ordinary shares and 2,660 RSUs vesting in the next sixty (60) days held by David Sidransky, M.D.

(8)	Consists of (i) 2,836,845 ordinary shares held by the KEW Trust, (ii) 6,024,066 ordinary shares held by the Shaomeng Wang Dynasty Trust, (iii) 1,193,032 ordinary shares held by Shaomeng Wang, Ph.D., (iv) 13,234,026 ordinary shares beneficially owned by Edward Ming Guo, (v) 23,152,125 ordinary shares beneficially owned by Dajun Yang, M.D., Ph.D., our Chief Executive Officer and a member of our board of directors and (vi) 14,225,367 ordinary shares beneficially owned by Yifan Zhai, M.D., Ph.D., our Chief Medical Officer. The KEW Trust is a trust established by Dr. Wang as settlor for the benefit of Dr. Wang’s children. The Shaomeng Wang Dynasty Trust is a discretionary family trust established by Dr. Wang as settlor for the benefits of Dr. Wang’s family members, of which South Dakota Trust is trustee. Dr. Wang shares voting and investment control over the shares held by the KEW Trust and the Shaomeng Wang Dynasty Trust. Mr. Guo, Dr. Wang, Dr. Yang and Dr. Zhai are parties to the Concert Party Confirmation Deed, and Dr. Wang may be deemed to share voting power over the ordinary shares beneficially owned by parties to the Concert Party Confirmation Deed. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Concert party confirmation deed” for more information. Dr. Wang disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein.

(9)	Consists of 6,723 ordinary shares and 2,241 RSUs vesting in the next sixty (60) days held by Changqing Ye.

Significant changes in percentage ownership

Other than as provided in the table above, which reflects the percentage ownership held by major shareholders as a result of our U.S. initial public offering completed in January 2025, to our knowledge, there were no significant changes in the percentage ownership of our major shareholders during the years ended December 31, 2024, 2023 and 2022.

Voting rights

Our principal shareholders do not have different voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Shareholders in the United States

In January 2025, we completed our U.S. initial public offering and listed ADSs representing an interest in our ordinary shares on the Nasdaq Global Market under the symbol “AAPG.” As of March 1, 2025, a total of 1,436,771 ADSs, representing 5,747,084 ordinary shares, or 1.65% of our outstanding ordinary shares, are held by one record holder in the United States. The holder is the depositary of our ADS program.

B. Related Party Transactions

The following includes a summary of transactions, and any currently proposed transactions, to which we were or are expected to be a participant in which any of our executive officers, directors, or holders of more than 5% of any class of our voting securities, or any affiliate or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest since January 1, 2024.

Healthquest acquisition

In December 2016, pursuant to an agreement between Ascentage Jiangsu and Dr. Zhai, our Chief Medical Officer, and Ms. Ren, or the Healthquest Acquisition Agreement, we acquired all equity interests in Healthquest Pharma. Prior to our acquisition, Dr. Zhai held 99.6% of the equity interests in Healthquest Pharma and Ms. Ren held the remaining 0.4%. The fair value of the total purchase consideration on the acquisition date was RMB80.4 million (US$12.1 million).

Pursuant to the Healthquest Acquisition Agreement, we agreed to pay Dr. Zhai RMB20.0 million upon our obtaining NDA approval for olverembatinib in China and four annual deferred milestone payments of RMB20.0 million within the first four years after the commercialization of olverembatinib in China, representing a total of RMB80.0 million (US$12.4 million) in the aggregate. Olverembatinib was approved in China during the year ended December 31, 2021, and we made the associated payment of RMB20.0 million. Olverembatinib was also commercialized in China during the year ended December 31, 2021, and we have made a total of three such annual deferred milestone payments since the commercialization of olverembatinib. The remaining milestone payment of RMB20.0 million (US$2.8 million) will be made in 2025.

Private placements

See “Item 4. Information on the Company—A. History and Development of the Company”

Deed of Non-Competition

On April 24, 2019, we entered into a Deed of Non-Competition with Dr. Dajun Yang, our Chairman and Chief Executive Officer, Dr. Yifan Zhai, our Chief Medical Officer, Dr. Shaomeng Wang, a member of our board of directors, Dr. Edward Ming Guo, our co-founder, Ascentage Limited, and HealthQuest Pharma Limited, a company incorporated in the British Virgin Islands with limited liability, or HealthQuest Pharma Limited, collectively, the Covenantors. Pursuant to the Deed of Non-Competition, the Covenantors agreed that, during the period that the Deed of Non-Competition remains effective, they will not develop, acquire, invest in, participate in, or otherwise be involved in, directly or indirectly, whether as a shareholder, director, employee, partner, agent or otherwise in any business activity involving development of a drug candidate which carries the same target as any of Ascentage Pharma’s drug candidates, or the Restricted Activity. The Deed of Non-Competition does not restrict any of the Covenantors from acquiring a direct or indirect shareholding interest of not more than 10% in a company engaged in any Restricted Activity, provided that each Covenantor (individually or together) will not directly or indirectly own more than 10% of the total issued share capital of such company or control the exercise of more than 10% of the voting rights thereof or control the composition of the board of directors of such company.

If any of the Covenantors is offered or otherwise intends to take up any business opportunity which directly or indirectly engages in or owns the Restricted Activity, or the Competing Business Opportunity, the Covenantor must within 10 business days of identifying the Competing Business Opportunity refer the same to the Company, or the Offer Notice, and the Covenantor must not invest or participate in the Competing Business Opportunity unless such Competing Business Opportunity was rejected by the Company or an independent committee of our board of directors fails to respond within 30 business days of receipt of the Offer Notice.

The Deed of Non-Competition will cease to be effective on the earliest of (1) the date on which all Covenantors, in the aggregate, cease to beneficially own 10% of our total issued share capital and (2) with respect to each Covenantor on an individual basis, the non-competition undertaking will cease two years after termination of such Covenantor’s employment relationship with Ascentage Pharma.

Concert Party Confirmation Deed

On August 11, 2018, each of (1) Dr. Dajun Yang, our Chairman and Chief Executive Officer, (2) Dr. Edward Ming Guo, (3) Dr. Shaomeng Wang, a member of our board of directors, (4) Dr. Yifan Zhai, our Chief Medical Officer, (5) HealthQuest Pharma Limited and (6) Ascentage Limited, or (1) through (6), collectively, the Concert Shareholders, entered into a Concert Party Confirmation Deed, or the Deed. Pursuant to the Deed, among other things, the Concert Shareholders agree and acknowledge that: (1) they have, and will, actively cooperate and communicate with each other to obtain and maintain consolidated control and management of our company and adopt a consensus building approach to achieve decisions on a unanimous basis on major affairs related to our company, including matters required to be approved by our shareholders, (2) they have not, and will not, challenge any decisions or resolutions passed in our shareholder meetings without concurrence of the other Concert Shareholders, nor will any Concert Shareholder attempt to exercise voting rights independently without concurrence of the other Concert Shareholders for any reason, (3) they have, and will, exercise their respective voting rights unanimously as a group, individually or through any entity directly or indirectly controlled by such Concert Shareholder, on all matters and resolutions proposed at shareholder meetings of our company, and (4) each Concert Shareholder has been, and will be given, sufficient time and information to consider and discuss all corporate matters to achieve unanimity among the Concert Shareholders. The Deed remains effective unless otherwise terminated by all parties to the Deed.

Employment agreements and indemnification agreements

See the section of this Annual Report on Form 20-F titled “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment agreements and indemnification agreements.”

Equity incentive plans and agreements

See the section of this Annual Report on Form 20-F titled “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity incentive plans.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS.

Legal Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of its business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which management believes, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.

Dividends and Dividend Policy

The Company has never declared or paid any cash dividends. The Company’s board of directors will consider whether or not to institute a dividend policy. It is presently intended that the Company will retain its earnings for use in business operations and, accordingly, it is not anticipated that the Company’s board of directors will declare dividends in the foreseeable future.

We are a holding company incorporated in the Cayman Islands. In the future, we may rely on dividends from our subsidiaries, including our PRC and U.S. subsidiaries, for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Government regulation—PRC regulation—PRC regulations relating to dividend distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may, subject to the provisions of our second amended and restated memorandum and articles of association, by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

B. Significant Changes

In January 2025, we completed our U.S. initial public offering and listed our ADSs on the Nasdaq Global Market, which consisted of 8,260,144 ADSs (representing 33,040,576 ordinary shares) sold at a public offering price of US$17.25 per ADS (equivalent to approximately HK$33.57 per ordinary share). We received net proceeds of approximately US$132.5 million (equivalent to approximately HK$1,031.4 million), after deducting underwriting discounts and commissions.

Other than our U.S. initial public offering and except as disclosed elsewhere in this Annual Report on Form 20-F, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares have been listed on the Hong Kong Stock Exchange since October 18, 2019 under the stock code “6855.” Our ADSs have been listed on the Nasdaq Global Market since January 24, 2025 under the symbol “AAPG.” Each ADS represents four ordinary shares, no par value per share.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed on the Hong Kong Stock Exchange under the stock code “6855.” Our ADSs are listed on the Nasdaq Global Market under the symbol “AAPG.”

D. Selling Shareholders

Not Applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our second amended and restated memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands, or the Companies Act, and Cayman Islands common law. For more information, see our second amended and restated memorandum and articles of association attached as Exhibit 1.1 to this Annual Report on Form 20-F and “Description of Securities” attached as Exhibit 2.4 to this Annual Report on Form 20-F, each incorporated by reference herein.

The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Registered office and objects

Our registered office in the Cayman Islands is at the office of Walkers Corporate Limited, with the registered address of 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. According to our second amended and restated memorandum and articles of association, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as amended) of the Cayman Islands.

Board of directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary shares

General. Our authorized share capital is US$50,000 consisting of 500,000,000 ordinary shares, par value US$0.0001 per share. As of March 1, 2025, 348,266,581 ordinary shares were issued and outstanding.

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our second amended and restated memorandum and articles of association and the Companies Act. In addition, our shareholders may, subject to the provisions of our second amended and restated memorandum and articles of association, by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our second amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting rights. In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote for each ordinary share registered in his or her name on our register of members. Voting at any meeting of shareholders is by poll, except that the chairman of the meeting may, pursuant to the Hong Kong Listing Rules, allow a resolution to be voted by a show of hands.

A quorum required for a meeting of shareholders consists of two shareholders entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our second amended and restated memorandum and articles of association provide that in each financial year, we will hold a general meeting as our annual general meeting in addition to any other meeting in that year, and will specify the meeting as such in the notice calling it. We will hold the annual general meeting within six months after the end of our financial year. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our second amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least 21 days is required for the convening of our annual general meeting and other general meetings shall be called by at least 14 days’ notice in writing in accordance with our second amended and restated memorandum and articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than three quarters of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association.

Transfer of ordinary shares. Subject to the restrictions in our second amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

●	the shares are free from any lien in favor of the Company; and

●	a fee of such maximum sum as the Hong Kong Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares or, on a winding up, with the sanction of a special resolution of our company and any other sanction required by the Companies Act and subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation attached to any class or classes of shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares in proportion to the paid up par value of the shares held by them. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the paid up par value of the shares held by them. We are an exempted “limited liability” company registered under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our current second amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

If our Company is wound up (in whatever manner), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie or kind the whole or any part of the assets of our Company whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as it deems fair upon any one or more class or classes of property to be divided and may determine how such division shall be carried out as amongst our shareholders. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of our shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholder shall be compelled to accept any of our ordinary shares or other assets upon which there is a liability.

Calls on ordinary shares and forfeiture of ordinary shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, repurchase and surrender of ordinary shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. We have made repurchases of our ordinary shares as part of our 2022 RSU Scheme during the last three years ended December 31, 2024, and we may continue to repurchase any of our ordinary shares in the future, provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our second amended and restated memorandum and articles of association. For example, at the annual general meeting of the shareholders held on May 10, 2024, the shareholders approved a resolution from the board of directors to repurchase no more than 10% of our total number of shares in issue as of the date of approval, valid until the 2025 annual general meeting of the shareholders. On March 27, 2025, our board of directors approved a resolution to submit for the approval of the shareholders at the 2025 annual general meeting, the extension of the resolution until the 2026 annual general meeting of the shareholders. In addition, on April 8, 2025, the Company announced the repurchase of 50,000 existing shares for the purpose of the 2022 RSU Scheme to satisfy the RSUs upon exercise. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of rights of shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound- up, may be varied with the consent in writing of three fourths of the voting rights of the holders of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of books and records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our current memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). However, under our second amended and restated memorandum and articles of association, during the period when our shares are listed on the Hong Kong Stock Exchange and except when our register of shareholders is closed on terms equivalent to Section 632 of the Hong Kong Companies Ordinance, any of our shareholders may inspect during business hours any register of shareholders maintained in Hong Kong without charge and require the copies of extracts of it. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies of the Cayman Islands. The books of account shall be kept at our headquarters or at such other place or places as our board of directors thinks fit and shall always be open to the inspection of the members of our board of directors. No shareholder (unless otherwise a member of our board of directors) or other person shall have any right of inspecting any account or book or document of our Company except as conferred by the Companies Act or ordered by a court of competent jurisdiction or authorized by our board of directors or our Company at a general meeting of shareholders.

Issuance of additional shares. Our second amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our second amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-takeover provisions. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of members

Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. The shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

C. Material Contracts

We have not entered into any material contracts other than those described in “Item 4. Information on the Company,” “Item 6. Directors, Senior Management and Employees” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this Annual Report on Form 20-F.

D. Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. For exchange control regulations or currency restrictions in China, see “Item 4. Information on the Company—B. Business Overview—Government regulation—PRC regulation—PRC regulations relating to foreign currency exchange.”

E. Taxation

The following discussion of Cayman Islands, PRC and U.S. federal income tax considerations related to the ownership and disposition of the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report on Form 20-F and is intended for general information only and does not constitute tax advice. U.S. Holders should consult their tax advisors as to the U.S. federal, state, local and non-U.S. tax considerations to them of the ownership and disposition of the ADSs and ordinary shares in their particular circumstances.

Cayman Islands taxation

According to Walkers (Hong Kong), our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

Material People’s Republic of China taxation

According to JunHe LLP, our PRC counsel, under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (4) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Ascentage Pharma is not a PRC resident enterprise for PRC tax purposes. Ascentage Pharma is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that Ascentage Pharma meets all of the conditions above. Ascentage Pharma is a company incorporated outside of the PRC. For similar reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Ascentage Pharma is a PRC resident enterprise for enterprise income tax purposes or if dividends we pay to our shareholders are otherwise treated as sourced from within the PRC, we may be required to withhold a 10% withholding tax from such dividends we pay to our shareholders that are non- resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non- PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders if we are determined to be a PRC resident enterprise or if such dividends or gains are otherwise treated as sourced from within the PRC. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty (and in the case of dividends will be withheld at source). It is also unclear whether non-PRC shareholders of Ascentage Pharma would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC if Ascentage Pharma is treated as a PRC resident enterprise.

Material U.S. federal income tax considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) and holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law (including proposed Treasury regulations and the income tax treaty between PRC and the United States, or the Treaty), which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	dealers or traders in securities that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our stock (by vote or value);

●	persons that hold their ADSs or ordinary shares in connection with a trade or business outside the United States;

●	persons required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnerships holding the ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Dividends

We do not currently expect to make distributions on the ADSs or ordinary shares. In the event we do make distributions of cash or other property subject to the discussion under “—Passive foreign investment company rules” below, any cash distributions paid on the ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) in the case of U.S. Holders of ADSs, the ADSs shares with respect to which the dividends are paid are readily tradable on an established securities market in the United States, or, in the case of U.S. Holders of either ADSs or ordinary shares, if we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit the Treaty, (2) we are neither a PFIC (as defined below) nor treated as such with respect to a U.S. Holder (as discussed below) for the fiscal year in which the dividend is paid or the preceding fiscal year and (3) certain holding period and other requirements are met. We expect that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends (if any) paid on the ADSs. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

If we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see the section of this Annual Report on Form 20-F titled “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”) we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to a U.S. Holder with respect to the ADSs or ordinary shares, such U.S. Holder may be able to obtain a reduced rate of PRC withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability.

A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. For example, subject to temporary interim relief provided by the IRS, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition

Subject to the discussion under “—Passive foreign investment company rules” below, a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as foreign source income and claim a foreign tax credit in respect of any PRC taxes on disposition gains. Under Treasury regulations, subject to temporary interim relief provided by the IRS, if a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. Additionally, other limitations under the foreign tax credit rules may preclude the U.S. Holder from claiming a foreign tax credit with respect to such PRC taxes. If a U.S. Holder is precluded from claiming a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. U.S. Holders are urged to consult their tax advisors regarding the creditability of any PRC tax.

Passive foreign investment company rules

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or the income test, or (2) 50% or more of the amount of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties (other than certain royalties treated as derived in an active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

For purposes of the PFIC asset test, the amount of our assets will generally be determined by reference to their value, which may be determined by reference to our market capitalization. However, if we are considered to be a CFC (except in the case that we are considered to be a CFC by reason of certain “downward attribution” rules) that is not “publicly traded” for purposes of the PFIC rules during the tested period, the amount of our assets will generally be determined by reference to our adjusted bases in our assets. Further, for purposes of applying the PFIC asset test to us, if any entity in which we own 25% or more of the total value of the outstanding shares of such entity is considered to be a CFC (except in the case of such an entity that is considered to be a CFC by reason of certain “downward attribution” rules) that is not publicly traded, the amount of such entity’s assets would generally be determined by reference to its adjusted bases in its assets.

No assurances can be provided that we or any of our subsidiaries are not a CFC or will not be a CFC (except, in the case of our subsidiaries, by reason of certain “downward attribution” rules), and consequently, no assurances can be given that the PFIC asset test will not be applied to us based on the adjusted bases of our non-U.S. subsidiaries in their assets. Provided that we and our subsidiaries were not, and do not become, CFCs (except, in the case of our subsidiaries, by reason of certain “downward attribution” rules), based on the composition of our income and assets and the estimated value of our assets, which is based on our current market capitalization, we do not presently expect to be a PFIC for our current fiscal year or future fiscal years. However, no assurance can be given that we will not be a PFIC for the current fiscal year or future fiscal years because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually after the close of each taxable year that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become classified as a PFIC for the current or future fiscal years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ordinary shares or ADSs from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current fiscal year or future fiscal years.

If we are a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a fiscal year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding fiscal years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares) and (2) any gain realized on the sale or other disposition of ADSs or ordinary shares, or collectively, the Excess Distribution Rules. Under the Excess Distribution Rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●	the amount allocated to the current fiscal year and any fiscal years in the U.S. Holder’s holding period prior to the first fiscal year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income; and

●	the amount allocated to each prior fiscal year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such fiscal year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of the entities in which we hold equity interests is also a PFIC, in each case, a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we hold equity interests.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder made a timely “deemed sale” election, in which case any gain on the deemed sale would be taxed under the PFIC rules described above.

As an alternative to the Excess Distribution Rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ordinary shares or ADSs, the holder will generally (1) include as ordinary income for each fiscal year that we are a PFIC the excess, if any, of the fair market value of the ADSs and ordinary shares held at the end of the fiscal year over the adjusted tax basis of such ADSs and (2) deduct as an ordinary loss in each such fiscal year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs and ordinary shares held at the end of the fiscal year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. If we cease to be a PFIC when you have a mark-to-market election in effect, gain or loss realized by you on the sale of the ADSs will be a capital gain or loss.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. For those purposes, we expect that the ADSs will be treated as marketable stock and our ordinary shares may be treated as marketable stock as well. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable stock. If we are a PFIC for any year in which a U.S. holder owns ordinary shares but before a mark-to- market election is made, the Excess Distribution Rules described above will apply to any mark-to-market gain recognized in the year the election is made.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. Another alternative to the Excess Distribution Rules is if a U.S. Holder makes a valid “qualifying electing fund,” or QEF, election.

A QEF election is available only if a U.S. Holder receives an annual information statement from the PFIC setting forth its net ordinary income and net capital gains, as determined under U.S. federal income tax principles. In the event that we are a PFIC, we cannot provide assurance that we will perform the necessary calculations or provide you with the information statement necessary to make a QEF election. Accordingly, you may not be able to make or maintain such an election with respect to your ordinary shares or ADSs.

If a U.S. Holder owns the ADSs or ordinary shares during any fiscal year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax considerations of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC, including the availability and possibility of making a mark-to-market election or qualified electing fund election.

Information reporting and backup withholding

U.S. Holders may be subject to information reporting to the IRS and U.S. backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs or ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding and establishes this status if required to do so.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information with respect to foreign financial assets

Certain U.S. Holders may be required to report information relating to the ordinary shares or ADSs if the aggregate value of these assets and certain other foreign financial assets, including equity of foreign entities, exceeds certain threshold amounts, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares or ADSs.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm, as well as reports on Form 6-K. The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically to the SEC. We will also make available, free of charge, such reports and other information through our corporate website at www.ascentage.com soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on or that can be accessed through our website is not incorporated by reference into this Annual Report on Form 20-F.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of the Company’s ordinary shares in the form of ADSs. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act.

We will furnish the depositary of our ADSs with our Annual Reports on Form 20-F, which will include a review of operations and audited consolidated financial statements, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk and liquidity risk. For more information about financial risks that we are exposed to, see Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in us incurring a financial loss. Our credit risk is primarily attributable to our trade and other receivables. We seek to minimize losses due to increased credit risk exposure by transacting with recognized and creditworthy third parties. All customers that wish to trade on credit terms are subject to our credit verification procedures. As of December 31, 2024, 2023 and 2022, our credit risk for receivables from third parties was RMB83.1 million (US$11.4 million), RMB145.9 million and RMB54.4 million, respectively.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting financial obligations due to shortage of funds. Our exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities.

We manage our liquidity risk by ensuring the availability of funding. Our primary sources of liquidity have been cash and cash equivalents raised from the issuance of ADSs, preference shares and convertible instruments and drawdown of loans and cash provided by operating activities. We monitor working capital projections to ensure that we have adequate working capital to meet current requirements.

As of December 31, 2024, we had current liabilities of RMB1,166.6 million (US$159.8 million), as compared to RMB1,474.2 million (US$202.0 million) of current assets. As of December 31, 2023, we had current liabilities of RMB934.2 million, as compared to RMB1,344.2 million of current assets. We believe that the net proceeds from our public and private financings, together with our existing cash and cash equivalents and our loan facility, will enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months from the issuance of the consolidated financial statements included in this Annual Report on Form 20-F but may not be sufficient for us to fund any of our drug candidates through regulatory approval, which may last several years.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Foreign exchange risk

We are a global business enterprise with part of our operations based in the PRC. Most of our transactions are settled in RMB, and our financial statements are presented in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although, in general, our exposure to foreign exchange risks should be limited, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and RMB because the majority of value of our business is effectively denominated in RMB, while the ADSs representing our ordinary shares will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In recent years, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against the U.S. dollar would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the RMB would reduce the U.S. dollar amounts available to us.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of ordinary shares, issuances in respect of ordinary share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, a fee of up to US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional fees, charges and expenses shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of up to US$0.05 per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

●	an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

●	an amount for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian, as well as charges and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

●	a fee of up to US$0.05 per ADS held for the direct or indirect distribution of securities (other than ADSs or rights to purchase additional ADSs) or the net cash proceeds from the public or private sale of such securities, regardless of whether any such distribution and/or sale is made by, for, or received from, or (in each case) on behalf of, the depositary, us and/or any third party (which fee may be assessed against ADR holders as of a record date set by the depositary);

●	stock transfer or other taxes and other governmental charges;

●	a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication) as disclosed on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”) and any applicable delivery expenses (which are payable by such persons or ADS holders);

●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within the banking division of the depositary, or the Bank, and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.

The foreign exchange rate applied to a foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, ADR holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on ADR.com will apply to any foreign exchange transaction executed pursuant to the deposit agreement.

We will pay all other fees, charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The right of the depositary to charge and receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

The fees and charges described above may be amended from time to time by agreement between us and the depositary.

The depositary anticipates reimbursing us for certain expenses incurred by us that are related to the establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary may also agree to reduce or waive certain fees that would normally be charged on ADSs issued to or at the director of, or otherwise held by, us and/or certain holders and beneficial owners and holders and beneficial owners of ordinary shares of ours. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. — D. Material Modifications to the Rights of Security Holders

Not applicable.

E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333- 284064) in relation to our U.S. initial public offering, which was declared effective by the SEC on January 23, 2025. In January 2025, we completed our U.S. initial public offering in which we issued and sold an aggregate of aggregate of 8,260,144 ADSs (representing 33,040,576 ordinary shares), at a public offering price of US$17.25 per ADS (equivalent to approximately HK$33.57 per ordinary share), resulting in net proceeds to us of approximately US$132.5 million (equivalent to approximately HK$1,031.4 million), after deducting underwriting discounts and commissions. J.P. Morgan Securities LLC and Citigroup Global Markets Inc. acted as joint book-running mangers for our U.S. initial public offering.

The total expenses incurred in connection with our U.S. initial public offering was approximately US$14.6 million (equivalent to approximately HK$113.6 million), which included US$10.0 million (equivalent to approximately HK$72.8 million) in underwriting discounts and commissions and approximately US$4.6 million (equivalent to approximately HK$33.5 million) in other offering expenses. None of the net proceeds or transaction expenses from our U.S. initial public offering were paid, directly or indirectly, to our directors or officers and persons owning 10% or more of our equity securities or our affiliates.

The net proceeds received from our U.S. initial public offering are being used, and are expected to continue to be used, as described in the final prospectus filed with the SEC on January 24, 2025. For the period from the effective date of the registration statement on Form F-1 to March 1, 2024, we have not yet substantially used the net proceeds received from our U.S. initial public offering.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer (Principal Executive Officer) and Head of Finance (acting Principal Financial and Accounting Officer), as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, with the participation of our Chief Executive Officer and Head of Finance, acting as our Principal Financial and Accounting Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024.

Based upon that evaluation, our Chief Executive Officer and Head of Finance, acting as our Principal Financial and Accounting Officer, concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below.

B. Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

In light of the material weakness described below, management performed additional analyses and other procedures to ensures that our consolidated financial statements were prepared in accordance with IFRS. Notwithstanding the identified material weaknesses, our Chief Executive Officer and Head of Finance, acting as our Principal Financial and Accounting Officer, have concluded that the consolidated financial statements in this Annual Report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows as of and for the periods presented in accordance with IFRS. There can be no assurance that the material weakness will not result in a misstatement to the annual or interim consolidated financial statements for future periods that would not be prevented or detected.

Previously-identified material weakness

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2022 and 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our insufficient accounting and financial reporting personnel with the necessary knowledge and experience with respect to the SEC’s rules and regulations and the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002.

Remediation activities

We are in the process of designing and implementing measures to improve our internal controls over financial reporting to remediate the material weakness disclosed above, including improving and implementing new information technology and systems for the preparation of the financial statements, hiring additional staff and engaging external accounting experts to support improving our accounting processes and procedures and supplement our internal resources in our computation processes. Management is working toward completion of the remediation of the material weakness and expects to implement enhanced control processes in 2025. Management is in the process of recruiting a Chief Financial Officer and anticipates that the Chief Financial Officer will build out the Finance team to address this material weakness. Management also reports regularly to the audit committee on the progress and results of the remediation plan, including the identification, status and resolution of internal control deficiencies. However, as management continues to evaluate and work to improve its internal control over financial reporting, it may determine that additional measures to address control deficiencies or modifications to the remediation plan are necessary. Therefore, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time, when the material weakness will be remediated, whether additional actions will be required or the costs of any such additional actions, and we cannot assure you that we will be able to fully remediate our material weaknesses in the future. The material weakness will not be considered fully remediated until the updated policies have been in place and operated for a sufficient period of time to enable management and our independent registered public accounting firm to test and to conclude on the operating effectiveness of the controls. See “Item 3. Key Information—D. Risk Factors—Risks related to our business—We have identified material weaknesses in our internal control over financial reporting and may identity additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations, which may adversely affect investor confidence in the Company and, as a result, the value of the Company’s shares.”

C. Attestation Report of Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of the Company’s independent registered public accounting firm regarding the effectiveness of our internal control over financial reporting due to an exemption provided by the JOBS Act for emerging growth companies.

D. Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, except as disclosed under “—A. Disclosure Controls and Procedures” and “—B. Management’s Annual Report on Internal Control over Financial Reporting” above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Changqing Ye, Dr. Simon Dazhong Lu and Marina S. Bozilenko, an independent director and member of our audit committee, qualifies as an “audit committee financial expert,” as defined by SEC rules and regulations and in accordance with applicable Nasdaq corporate governance requirements. For a description of each directors’ experience, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all our directors, officers and employees, including our principal executive and principal financial officers. Our Code of Business Conduct and Ethics addresses, among other things, conflicts of interest, confidentiality, competition and fair dealing, financial matters and external reporting, our assets, as well as the process for reporting violations of the Code of Business Conduct and Ethics and employee misconduct. The Code of Business Conduct and Ethics is available on our website at www.ascentage.com. The information contained on or that can be accessed through our website is not incorporated by reference into this Annual Report on Form 20-F. The Audit Committee of our board of directors is responsible for overseeing the Code of Business Conduct and Ethics and is required to approve any waivers of the Code of Business Conduct and Ethics. We did not grant any waivers to the Code of Business Conduct and Ethics during the year ended December 31, 2024. We expect that any amendments to the Code of Business Conduct and Ethics will be disclosed on our website.

We intend to disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Business Conduct and Ethics is available on our website at www.ascentage.com. The information contained on our website is not incorporated by reference in this Annual Report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the total amount of services rendered by Ernst & Young Hua Ming LLP for services performed in the years ended December 31, 2024 and 2023, and breaks down these amounts by category of service:

	Year ended December 31,
	2024	2023
	RMB (in thousands)
Audit Fees (1)	7,900	2,550
Audit-Related Fees (2)	—	—
Tax Fees (3)	592	721
All Other Fees (4)	288	288
Total	8,780	3,559

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and other audit services provided by our independent registered public accounting firm in connection with regulatory filings to the SEC.

(2)	“Audit-related fees” means the aggregate fees listed for professional services rendered by our independent registered public accounting firm related to the audit of our financial statements that are not reported under “audit fees.”

(3)	“Tax fees” means the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees billed for corporate support services provided by our independent registered public accounting firm.

Audit Committee pre-approval policies and procedures

Pursuant to our audit committee charter, the audit committee is required to pre-approve all audit and non-audit services provided by the independent auditor, unless the engagement is entered into pursuant to appropriate preapproval policies established by the Committee or if such service falls within available exceptions under SEC rules.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2024, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser. At the annual general meeting of the shareholders held on May 10, 2024, the shareholders approved a resolution from the board of directors to repurchase no more than 10% of our total number of shares in issue as of the date of approval, valid until the 2025 annual general meeting of the shareholders. On March 27, 2025, our board of directors approved a resolution to submit for the approval of the shareholders at the 2025 annual general meeting the extension of the of the resolution until the 2026 annual general meeting of the shareholders.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are listed on the Nasdaq and subject to the Nasdaq corporate governance requirements. However, we are a “foreign private issuer” as defined by the SEC rules and regulations and, in accordance with Nasdaq Listing Rule 5615(a)(3), we may, in the future, elect to comply with certain home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance requirements.

In the event we elect to comply with certain home country governance requirements, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks related to our ordinary shares and the ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq corporate governance standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted an Insider Trading Policy that governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

Our cybersecurity risk management program is designed to protect the confidentiality, integrity, and availability of our critical systems, information and data. The policies, standards, processes and practices of our cybersecurity risk management program are part of our information security management system, or ISMS, program, which is integrated into our enterprise risk management process. Our cybersecurity risk management program includes a comprehensive set of policies and procedures to prevent accidental or intentional unauthorized modification, destruction or disclosure of confidential, proprietary, personal or otherwise critical information, including an appropriate level of security over the equipment, processes and software used to process, store and transmit information.

Key elements of our cybersecurity risk management program include, but are not limited to the following:

●	a cybersecurity threat defense system that addresses both internal and external threats;

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents and risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;

●	a security team principally responsible for managing our cybersecurity risk assessment processes, our security controls, and our response to cybersecurity incidents;

●	network, host and application security;

●	sensitive information protection methods, including technical safeguards, procedural requirements, and monitoring program on our corporate network;

●	continuous testing of our security posture both internally and with outside vendors;

●	security system effectiveness reviews with reference to applicable security standards; and

●	regular cybersecurity training for employees and contractors.

To further improve the effectiveness of our cybersecurity risk management program, we engage third-party service providers, where appropriate, to assess and test the adequacy of our security controls and processes, consult best practices to address new challenges and evolving risks, or otherwise assist with aspects of our security processes. Additionally, our risk monitoring systems are regularly audited by our internal auditors as well as cybersecurity audit companies. We consider the results of external and internal audits of our risk detection and monitoring systems and implement modifications as necessary.

We also implement third-party risk management processes to identify, assess and monitor material risks from cybersecurity threats associated with key services providers that have access to our information technology systems or our confidential, proprietary, personal or otherwise critical information based on our assessment of the potential impact to our operations and respective risk profile.

We have established and seek to continuously improve effective information security governance. We apply a risk-based approach in line with our overall risk management framework to address potential gaps in security controls. The processes of our cybersecurity risk management program are aligned to ISO 27001:2022, an international standard for information security management.

As of the date of this Annual Report on Form 20-F, we have not experienced any cybersecurity incidents or risks from cybersecurity threats that have materially affected, or are currently viewed as reasonably likely to materially affect, us, our business strategy, results of operations, or financial condition. However, the scope and impact of any future cybersecurity threats cannot be predicted and there can be no assurance that our cybersecurity risk management program will be effective in preventing material cybersecurity threats in the future. For a description of the risks from cybersecurity threats that may materially affect us, including our results of operations and financial condition, see “Item 1. Key Information—D. Risk Factors—Risks related to our industry, business and operations—We or our CROs, contractors, consultants, or other third parties may suffer system failures, security breaches, or other incidents which may have a material adverse impact to our operations and financial position, which could result in material disruption of our product development programs and adversely impact our business, financial condition or results of operations.

Governance

Our board of directors is responsible for overseeing cybersecurity risk as part of its enterprise risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management’s implementation of our cybersecurity risk management program. Our board of directors receives periodic reports regarding operational, financial, strategic, regulatory and other risks to the Company, including risks and exposures associated with cybersecurity, information security and privacy matters and the steps management has taken to monitor and control such exposures. The Audit Committee and our board of directors receive biannual reports from our Chief Executive Officer regarding management’s plans to monitor and address cybersecurity risks and results from our internal audit function and third-party service-providers on their evaluation of the effectiveness of our cybersecurity risk management program.

Our cybersecurity management team, led by our head of information technology, is responsible for the day-to-day activities of our information technology systems and implementing our cybersecurity risk management program, assessing and managing our material risks from cybersecurity threats and supervising both our internal cybersecurity personnel and our external cybersecurity consultants. Our cybersecurity management team is informed about and monitors cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the information technology environment. Our head of information technology has more than 10 years of experience in cybersecurity leadership, directing enterprise security strategies, managing cross-functional teams, and overseeing compliance with frameworks such as ISO27001. In addition, she performs risk assessments, security related policy development, and incident response coordination, ensuring alignment with business objectives. She has also implemented advanced security architectures including endpoint/virtual desktop infrastructure security, network security, data security, email security, and others and led audits for information technology security compliance as well as fostering a security-first culture through staff training and threat simulations. Based on ongoing communications with our cybersecurity management team and internal and external cybersecurity personnel, our head of information technology provides updates to our Chief Executive Officer as to our overall security controls, policies and operations and our Chief Executive Officer informs the Audit Committee and the board of directors regarding the effectiveness of our cybersecurity risk management program, associated risks and steps taken to reduce our vulnerability and mitigate impacts associated with cybersecurity threats.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report on Form 20-F. The audit report of Ernst & Young Hua Ming LLP, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report on Form 20-F or incorporated by reference herein:

		Incorporation by Reference
Exhibit No.	Description	Form	File Number	Exhibit No.	Filing Date

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant	F-1/A	333-284064	3.1	January 21, 2025
2.1	Form of Specimen American Depositary Receipt (included in Exhibit 4.3)	F-1/A	333-284064	4.1	January 21, 2025
2.2	Registrant’s Specimen Certificate for ordinary shares	F-1/A	333-284064	4.1	January 21, 2025
2.3	Deposit Agreement, among the Registrant, the depositary and all holders and beneficial owners of American Depositary Shares	F-6	333-284315	a	January 16, 2025
2.4*	Description of Securities
4.1#	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers	F-1	333-284064	10.12	December 27, 2024
4.2	Concert Party Confirmation Deed	F-1	333-284064	10.1	December 27, 2024
4.3#	Pre-IPO Share Option Plan	F-1	333-284064	10.2	December 27, 2024
4.4#	Post-IPO Share Option Plan	F-1	333-284064	10.3	December 27, 2024
4.5#	2018 RSU Scheme	F-1	333-284064	10.4	December 27, 2024
4.6#	2021 RSU Scheme	F-1	333-284064	10.5	December 27, 2024
4.7#	2022 RSU Scheme	F-1	333-284064	10.6	December 27, 2024
4.8†	Collaboration and License Agreement between Ascentage Pharma Group Corp Limited, Guangzhou Healthquest Pharma Corp Limited, and Innovent Biologics (Suzhou) Co., LTD, Dated as of July 14, 2021	F-1	333-284064	10.7	December 27, 2024
4.9†	License Agreement between Ascentage Pharma Group Corp Limited and the Regents of the University of Michigan, dated as of December 1, 2010, as amended	F-1	333-284064	10.8	December 27, 2024
4.10	English translation of Guangzhou Shunjian Biomedical Technology Co., Ltd. Share Transfer Agreement, dated as of December 5, 2016	F-1	333-284064	10.9	December 27, 2024
4.11#	Employment Agreement between Ascentage Pharma Group Inc. and Raymond Jeffrey Kmetz	F-1	333-284064	10.10	December 27, 2024
4.12#	Services Agreement between Ascentage Pharma Group Inc. and Shaomeng Wang	F-1	333-284064	10.11	December 27, 2024
4.13#	Deed of non-competition among Dr. Dajun Yang, Dr. Yifan Zhai, Dr. Shaomeng Wang, Dr. Edward Ming Guo, Ascentage Limited and HealthQuest Pharma Limited, dated April 24, 2019	F-1	333-284064	10.13	December 27, 2024

4.14†	Exclusive Option Agreement, by and among Ascentage Pharma Group Corp Limited, Guangzhou Healthquest Pharma Co., Ltd., Suzhou Ascentage Pharmaceutical Co., Ltd., Ascentage Pharma Group International and Takeda Pharmaceuticals International AG, dated as of June 14, 2024	F-1	333-284064	10.14	December 27, 2024
4.15†	Registration Rights Agreement, dated as of June 20, 2024, by and between Ascentage Pharma Group International and Takeda Pharmaceuticals AG	F-1	333-284064	10.15	December 27, 2024
4.16#	English translation of Labor Contract between Suzhou Ascentage Pharma Co., Ltd. and Dr. Dajun Yang	F-1	333-284064	10.16	December 27, 2024
4.17#	English translation of Labor Contract between Guangzhou Healthquest Pharma Co., Ltd. and Dr. Yifan Zhai	F-1	333-284064	10.17	December 27, 2024
4.18#	Offer letter between Ascentage Pharma Group Inc. and Raymond Jeffrey Kmetz	F-1	333-284064	10.18	December 27, 2024
4.19#	Offer letter between Ascentage Pharma Group Inc. and Thomas J. Knapp, as amended	F-1	333-284064	10.19	December 27, 2024
4.20#	English translation of Labor Contract between Suzhou Ascentage Pharma Co., Ltd. and Jin Cao	F-1	333-284064	10.20	December 27, 2024
8.1*	List of subsidiaries of the Registrant
11.1*	English translation of Ascentage Pharma Group International Insider Trading Policy
12.1*	Certification by Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification by Principal Financial and Accounting Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification by Principal Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification by Principal Financial and Accounting Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of Ernst & Young Hua Ming LLP, independent registered public accounting firm
15.2*	Consent of Walkers (Hong Kong)
15.3*	Consent of JunHe LLP
15.4*	Consent of Frost & Sullivan
97.1*	Ascentage Pharma Group International Compensation Recovery Policy
101. INS*	Inline XBRL Instance Document.
101. SCH*	Inline XBRL Taxonomy Extension Schema Document
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)

*	Filed herewith
†	Certain portions of this exhibit (indicated by asterisks) have been redacted because they are both not material and are the type that the Registrant treats as private or confidential.
#	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: April 16, 2025	By:	/s/ Dajun Yang
	Name:	Dajun Yang, M.D., Ph.D.
	Title:	Chairman and Chief Executive Officer

ASCENTAGE PHARMA GROUP INTERNATIONAL AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the financial year ended 31 December 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ascentage Pharma Group International

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ascentage Pharma Group International (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2017.

Shanghai, the People’s Republic of China

April 16, 2025

Ascentage Pharma Group International

Consolidated statements of profit or loss

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$

REVENUE
Intellectual property		-	-	678,415	92,942
Products		174,931	193,535	260,835	35,734
Others		34,780	28,449	41,400	5,672
Total revenue	5	209,711	221,984	980,650	134,348

Cost of sales
Products		(18,926)	(29,342)	(27,031)	(3,703)
Others		(3,072)	(1,201)	(2,054)	(281)
Total cost of sales		(21,998)	(30,543)	(29,085)	(3,984)

Gross profit		187,713	191,441	951,565	130,364

Other income and gains	5	66,972	59,316	57,359	7,858
Selling and distribution expenses		(157,421)	(195,387)	(195,998)	(26,852)
Administrative expenses		(170,595)	(181,076)	(187,125)	(25,636)
Research and development expenses		(743,104)	(706,972)	(947,245)	(129,772)
Other expenses	7	(17,674)	(5,203)	(9,075)	(1,243)
Finance costs	8	(52,785)	(96,057)	(64,455)	(8,830)
Share of (loss)/profit of a joint venture	17	(278)	1,076	(281)	(38)

LOSS BEFORE TAX	6	(887,172)	(932,862)	(395,255)	(54,149)

Income tax credit/(expense)	9	4,248	7,150	(10,425)	(1,428)

LOSS FOR THE YEAR		(882,924)	(925,712)	(405,680)	(55,577)

Attributable to:
Ordinary equity holders of the Company		(882,924)	(925,637)	(405,433)	(55,543)
Non-controlling interests		-	(75)	(247)	(34)

		(882,924)	(925,712)	(405,680)	(55,577)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic and diluted	11	(3.35)	(3.28)	(1.34)	(0.18)

Ascentage Pharma Group International

Consolidated statements of comprehensive loss

(Amounts in thousands of Renminbi and U.S. dollar, except for number of shares and per share data)

	For the years ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

LOSS FOR THE YEAR	(882,924)	(925,712)	(405,680)	(55,577)

OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods, net of tax:
Exchange differences on translation of foreign operations	25,832	20,593	2,829	388
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods, net of tax:
Exchange differences on translation of the Company	35,665	5,666	4,120	564
OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX	61,497	26,259	6,949	952
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(821,427)	(899,453)	(398,731)	(54,625)

Attributable to:
Ordinary equity holders of the Company	(821,427)	(899,378)	(398,484)	(54,591)
Non-controlling interests	-	(75)	(247)	(34)

	(821,427)	(899,453)	(398,731)	(54,625)

Ascentage Pharma Group International

Consolidated statements of financial position

(Amounts in thousands of Renminbi and U.S. dollar, except for number of shares and per share data)

		As at December 31
	Notes	2023	2024	2024
		RMB	RMB	US$
NON-CURRENT ASSETS
Property, plant and equipment	12	905,815	849,450	116,374
Right-of-use assets	14(a)	51,252	56,109	7,687
Goodwill	15	24,694	24,694	3,383
Other intangible assets	16	85,446	75,998	10,412
Investment in a joint venture	17	16,998	32,717	4,482
Financial assets at fair value through profit or loss (“FVTPL”)	18	1,951	1,141	156
Deferred tax assets	19	59,842	44,236	6,060
Other non-current assets	20	10,217	59,303	8,125

Total non-current assets		1,156,215	1,143,648	156,679

CURRENT ASSETS
Inventories	21	16,167	6,597	904
Trade receivables, net	22	145,893	83,143	11,390
Prepayments, other receivables and other assets	23	88,285	123,211	16,880
Cash and bank balances	24	1,093,833	1,261,211	172,785

Total current assets		1,344,178	1,474,162	201,959

CURRENT LIABILITIES
Trade payables	25	72,445	91,966	12,599
Other payables and accruals	26	206,914	258,098	35,360
Contract liabilities	27	38,410	37,485	5,135
Interest-bearing bank and other borrowings	28	616,404	779,062	106,731

Total current liabilities		934,173	1,166,611	159,825

NET CURRENT ASSETS		410,005	307,551	42,134

TOTAL ASSETS LESS CURRENT LIABILITIES		1,566,220	1,451,199	198,813

Ascentage Pharma Group International

Consolidated statements of financial position (continued)

(Amounts in thousands of Renminbi and U.S. dollar, except for number of shares and per share data)

		As at December 31
	Notes	2023	2024	2024
		RMB	RMB	US$

NON-CURRENT LIABILITIES
Contract liabilities	27	251,189	248,460	34,039
Interest-bearing bank and other borrowings	28	1,179,191	889,435	121,852
Deferred tax liabilities	19	10,549	5,368	735
Long-term payables	29	18,299	-	-
Deferred income	30	36,360	27,500	3,767
Other non-current liabilities		-	6,274	860

Total non-current liabilities		1,495,588	1,177,037	161,253

Commitments and contingencies	35, 36

TOTAL LIABILITIES		2,429,761	2,343,648	321,078

EQUITY
Equity attributable to ordinary equity holders of the Company
Ordinary shares (par value of US$0.0001 per share as of December 31, 2023 and 2024; 290,196,560 and 315,224,993 shares authorized, issued and outstanding as of December 31, 2023 and 2024, respectively)	31	197	214	29
Treasury shares	31	(21,351)	(8)	(1)
Share premium	32	5,951,154	6,545,129	896,679
Capital and reserves	32	(371,441)	(384,515)	(52,678)
Exchange fluctuation reserve	32	(133,020)	(126,071)	(17,272)
Accumulated losses	32	(5,365,122)	(5,770,555)	(790,563)
		60,417	264,194	36,194

Non-controlling interests		10,215	9,968	1,366

Total equity		70,632	274,162	37,560

Ascentage Pharma Group International

Consolidated statements of changes in equity

(Amounts in thousands of Renminbi and U.S. dollar, except for number of shares and per share data)

	Attributable to ordinary equity holders of the Company
	Share capital	Treasury shares	Share premium	Capital and reserves	Exchange fluctuation reserve	Accumulated losses	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

At January 1, 2022	178	(3)	5,342,072	(330,173)	(220,776)	(3,556,561)	1,234,737
Loss for the year	-	-	-	-	-	(882,924)	(882,924)
Other comprehensive income for the year
Exchange differences on translation of operations	-	-	-	-	61,497	-	61,497
Total comprehensive loss for the year	-	-	-	-	61,497	(882,924)	(821,427)
Repurchase of ordinary shares	-	(26,776)	-	-	-	-	(26,776)
Equity-settled share-based payments
- Pre-IPO share option expenses	-	-	-	10,645	-	-	10,645
- Restricted share unit (“RSU”) expenses	-	-	-	11,460	-	-	11,460
- Exercise of pre-IPO share options	2	-	37,484	(37,467)	-	-	19
- Vesting of RSUs	-	227	13,473	(13,700)	-	-	-
At December 31, 2022	180	(26,552)	5,393,029	(359,235)	(159,279)	(4,439,485)	408,658

Ascentage Pharma Group International

Consolidated statements of changes in equity (continued)

(Amounts in thousands of Renminbi and U.S. dollar, except for number of shares and per share data)

	Attributable to ordinary equity holders of the Company
	Share capital	Treasury shares	Share premium	Capital and reserves	Exchange fluctuation reserve	Accumulated losses	Total	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

At January 1, 2023	180	(26,552)	5,393,029	(359,235)	(159,279)	(4,439,485)	408,658	-	408,658
Loss for the year	-	-	-	-	-	(925,637)	(925,637)	(75)	(925,712)
Other comprehensive income for the year:
Exchange differences on translation of operations	-	-	-	-	26,259	-	26,259	-	26,259
Total comprehensive loss for the year	-	-	-	-	26,259	(925,637)	(899,378)	(75)	(899,453)
Capital contribution from a non-controlling shareholder of a subsidiary	-	-	-	-	-	-	-	10,290	10,290
Issue of ordinary shares	15	-	470,066	-	-	-	470,081	-	470,081
Repurchase of ordinary shares	-	(5,923)	-	-	-	-	(5,923)	-	(5,923)
Equity-settled share-based payments
- Pre-IPO share option expenses	-	-	-	3,750	-	-	3,750	-	3,750
- RSU expenses	-	-	-	27,753	-	-	27,753	-	27,753
- Exercise of pre-IPO share options	1	-	18,354	(18,347)	-	-	8	-	8
- Vesting of RSUs	-	11,123	14,239	(25,362)	-	-	-	-	-
Equity-settled bonus	1	1	55,466	-	-	-	55,468	-	55,468
At December 31, 2023	197	(21,351)	5,951,154	(371,441)	(133,020)	(5,365,122)	60,417	10,215	70,632

Ascentage Pharma Group International

Consolidated statements of changes in equity (continued)

(Amounts in thousands of Renminbi and U.S. dollar, except for number of shares and per share data)

	Attributable to ordinary equity holders of the Company
	Share capital	Treasury shares	Share premium	Capital and reserves	Exchange fluctuation reserve	Accumulated losses	Total	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

At January 1, 2024	197	(21,351)	5,951,154	(371,441)	(133,020)	(5,365,122)	60,417	10,215	70,632
Loss for the year	-	-	-	-	-	(405,433)	(405,433)	(247)	(405,680)
Other comprehensive income for the year:
Exchange differences on translation of operations	-	-	-	-	6,949	-	6,949	-	6,949
Total comprehensive loss for the year	-	-	-	-	6,949	(405,433)	(398,484)	(247)	(398,731)
Issue of ordinary shares	17	-	533,923	-	-	-	533,940	-	533,940
Repurchase of ordinary shares	-	(1,959)	-	-	-	-	(1,959)	-	(1,959)
Equity-settled share-based payments
- RSU expenses	-	-	-	20,924	-	-	20,924	-	20,924
- Exercise of pre-IPO share options	-	-	11,379	(11,373)	-	-	6	-	6
- Vesting of RSUs	-	14,671	7,954	(22,625)	-	-	-	-	-
Equity-settled bonus	-	8,631	40,719	-	-	-	49,350	-	49,350
At December 31, 2024	214	(8)	6,545,129	(384,515)	(126,071)	(5,770,555)	264,194	9,968	274,162
At December 31, 2024 in US$	29	(1)	896,679	(52,678)	(17,272)	(790,563)	36,194	1,366	37,560

Ascentage Pharma Group International

Consolidated statements of cash flows

(Amounts in thousands of Renminbi and U.S. dollar, except for number of shares and per share data)

		For the years ended December 31,
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(887,172)	(932,862)	(395,255)	(54,149)
Adjustments for:
Depreciation of property, plant and equipment	6	38,194	55,281	71,184	9,752
Depreciation of investment property	6	1,444	15,883	-	-
Depreciation of right-of-use assets	6	13,495	11,632	11,134	1,525
Amortization of intangible assets	6	9,782	10,399	10,851	1,487
Equity-settled share-based payments	6	22,105	31,503	20,924	2,867
(Gain)/loss on disposal of property, plant and equipment	6	(2,068)	(4)	50	7
Gain on disposal of leases	6	(205)	-	(85)	(12)
Fair value loss on financial assets measured at FVTPL	6	9,765	699	832	114
Fair value gain on derivative financial instruments	6	(19,434)	(2,822)	-	-
Finance costs	8	52,785	96,057	64,455	8,830
Share of loss/(profit) of a joint venture	17	278	(1,076)	281	38
Foreign exchange loss/(gain)	6	2,703	(1,621)	(6,694)	(917)

		(758,328)	(716,931)	(222,323)	(30,458)

Decrease/(Increase) in restricted cash balances		20,334	(7,936)	(96)	(13)
(Increase)/Decrease in inventories		(5,518)	(6,719)	9,570	1,311
(Increase)/Decrease in trade receivables		(388)	(91,537)	62,750	8,597
Decrease/(Increase) in prepayments, other receivables and other assets		3,117	(7,841)	(14,421)	(1,976)
Decrease/(Increase) in other non-current assets		29,380	(3,552)	(48,950)	(6,705)
Increase/(Decrease) in trade payables		24,698	(23,114)	19,521	2,674
Increase in other payables and accruals		57,448	48,573	78,506	10,755
(Decrease)/Increase in contract liabilities		(24,358)	81,620	(3,654)	(501)
(Decrease)/Increase in deferred income		(300)	1,360	7,740	1,060

Cash used in operations		(653,915)	(726,077)	(111,357)	(15,256)

Net cash flows used in operating activities		(653,915)	(726,077)	(111,357)	(15,256)

Ascentage Pharma Group International

Consolidated statements of cash flows (continued)

(Amounts in thousands of Renminbi and U.S. dollar, except for number of shares and per share data)

		For the years ended December 31,
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(203,288)	(46,108)	(24,289)	(3,328)
Proceeds from disposal of property, plant and equipment		2,351	14	-	-
Purchase of intangible assets		(33,675)	(10,736)	-	-
Payment of contingent consideration related to acquisition of a subsidiary		(20,000)	(20,000)	(9,516)	(1,304)
(Placement)/Maturity in time deposits with original maturity of more than three months		(130,000)	98,752	(312,230)	(42,775)
Investment in a joint venture		-	-	(16,000)	(2,192)

Net cash flows (used in)/generated from investing activities		(384,612)	21,922	(362,035)	(49,599)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares		-	470,081	533,940	73,149
Treasury share purchases		(26,776)	(5,923)	-	-
Proceeds from exercise of share options		19	8	6	1
Interest paid		(49,849)	(92,348)	(60,556)	(8,296)
Proceeds from bank loans		763,617	953,500	535,923	73,421
Repayment of bank loans		(54,504)	(956,091)	(672,850)	(92,180)
Principal portion of lease payments		(13,239)	(10,766)	(8,413)	(1,153)
Capital contribution from non-controlling shareholders of a subsidiary		-	10,290	-	-
Listing expense paid		-	-	(13,283)	(1,820)

Net cash flows generated from financing activities		619,268	368,751	314,767	43,122

NET DECREASE IN CASH AND CASH EQUIVALENTS		(419,259)	(335,404)	(158,625)	(21,733)

Cash and cash equivalents at beginning of year		1,706,886	1,345,639	1,038,048	142,212
Effect of foreign exchange rate changes, net		58,012	27,813	13,677	1,875

CASH AND CASH EQUIVALENTS AT END OF YEAR		1,345,639	1,038,048	893,100	122,354

ANALYSIS OF BALANCES OF CASH AND BANK BALANCES

Cash and cash equivalents at end of year	24	1,345,639	1,038,048	893,100	122,354
Restricted cash	24	16,601	24,537	24,633	3,375
Time deposits with original maturity of more than three months	24	130,000	31,248	343,478	47,056

Cash and bank balances at end of year		1,492,240	1,093,833	1,261,211	172,785

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.	CORPORATE AND GROUP INFORMATION

The Company is a limited liability company incorporated in the Cayman Islands on November 17, 2017. The registered office of the Company is located at the office of Walkers Corporate Limited, with the registered address of 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The Company is an investment holding company. The Company became the holding company of the subsidiaries upon completion of the reorganization in July 2018. The Company is a global biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global medical needs primarily in hematological malignancies.

In October 2019, the Company completed its Hong Kong initial public offering with the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). In January 2025, the Company completed its U.S. initial public offering with the NASDAQ.

Particulars of the Company’s principal subsidiaries are as follows:

	Place and date of incorporation/ registration and	Nominal value of issued/registered		Percentage of equity interests attributable to the Company		Principal
Company name	place of business	share capital		Direct	Indirect	business
Suzhou Ascentage Pharma Co., Ltd.*@ (“Suzhou Yasheng”)	PRC/Mainland China June 1, 2016	RMB	2,000,000	-	100%	Medical research and development

Guangzhou Healthquest Pharma Co., Ltd.*@ (“Healthquest Pharma”)	PRC/Mainland China July 3, 2012	RMB	150,000	-	100%	Clinical development and sale of products

Ascentage Pharma Group Inc.	United States of America (“United States”) November 4, 2015	US$	0.015	-	100%	Clinical trials

Shanghai Centagen Pharma Co., Ltd.*@	PRC/Mainland China January 27, 2022	RMB	30,000	-	100%	Sale of products

Suzhou Shenghe Innovation Works Biotech Co., Ltd.*@	PRC/Mainland China September 21, 2022	RMB	500	-	100%	Rental of buildings to group companies

*	The English names of the companies registered in the PRC represent the best efforts made by the management of the Company in directly translating the Chinese names of these companies as no English names have been registered.
@	These entities are limited liability companies established in the PRC.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES

2.1	BASIS OF PREPARATION

These financial statements have been prepared in accordance with IFRS Accounting Standards (which include all International Financial Reporting Standards, International Accounting Standards (“IASs”) and interpretations) approved by the International Accounting Standards Board (the “IASB”).

These have been prepared under the historical cost convention, except for financial assets at FVTPL and derivative financial instruments which have been measured at fair value.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries (collectively referred to as the “Group”) for the years ended December 31, 2022, 2023 and 2024. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

Generally, there is a presumption that a majority of voting rights results in control. When the Company has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a) the contractual arrangement with the other vote holders of the investee;

(b) rights arising from other contractual arrangements; and

(c) the Group’s voting rights and potential voting rights.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, any non-controlling interest and the exchange fluctuation reserve; and recognizes the fair value of any investment retained and any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognized in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following revised IFRS Accounting Standards for the first time for the current year’s financial statements.

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Classification of Liabilities as Current or Non-current (the “2020 Amendments”)
Amendments to IAS 1	Non-current Liabilities with Covenants (the “2022 Amendments”)
Amendments to IAS 7 IFRS 7	Supplier Finance Arrangements

The nature and the impact of the revised IFRS Accounting Standards are described below:

(a)	Amendments to IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. Since the Group has no sale and leaseback transactions with variable lease payments that do not depend on an index or a rate occurring from the date of initial application of IFRS 16, the amendments did not have any impact on the financial position or performance of the Group.

(b)	The 2020 Amendments clarify the requirements for classifying liabilities as current or non-current, including what is meant by a right to defer settlement and that a right to defer must exist at the end of the reporting period. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement. The amendments also clarify that a liability can be settled in its own equity instruments, and that only if a conversion option in a convertible liability is itself accounted for as an equity instrument would the terms of a liability not impact its classification. The 2022 Amendments further clarify that, among covenants of a liability arising from a loan arrangement, only those with which an entity must comply on or before the reporting date affect the classification of that liability as current or non-current. Additional disclosures are required for non-current liabilities that are subject to the entity complying with future covenants within 12 months after the reporting period.

The Group has reassessed the terms and conditions of its liabilities as at January 1, 2023 and 2024 and concluded that the classification of its liabilities as current or non-current remained unchanged upon initial application of the amendments. Accordingly, the amendments did not have any impact on the financial position or performance of the Group.

(c)	Amendments to IAS 7 and IFRS 7 clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. As the Group does not have supplier finance arrangements, the amendments did not have any impact on the Group’s financial statements.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.3	ISSUED BUT NOT YET EFFECTIVE IFRS ACCOUNTING STANDARDS

The Group has not applied the following new and revised IFRS Accounting Standards, that have been issued but are not yet effective, in these financial statements. The Group intends to apply these new and revised IFRS Accounting Standards, if applicable, when they become effective.

IFRS 18	Presentation and Disclosure in Financial Statements[3]
IFRS 19	Subsidiaries without Public Accountability: Disclosures[3]
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[2]
Amendments to IFRS 10 and IFRS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
Amendments to IAS 21	Lack of Exchangeability[1]
Annual Improvements to IFRS	Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7[2]
Accounting Standards – Volume 11
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[2]

[1]	Effective for annual periods beginning on or after January 1, 2025
[2]	Effective for annual periods beginning on or after January 1, 2026
[3]	Effective for annual/reporting periods beginning on or after January 1, 2027
[4]	No mandatory effective date yet determined but available for adoption

The Group is in the process of making an assessment of the impact of these new and revised IFRS Accounting Standards upon initial application. IFRS 18 is expected to be applicable to the Group.

IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specific totals and subtotals. It also requires disclosure of management-defined performance measures in a note and introduces new requirements for aggregation and disaggregation of financial information. The new requirements are expected to impact the Group’s presentation of the statement of profit or loss and disclosures of the Group’s financial performance. So far, the Group considers that the new and revised standards are unlikely to have a significant impact on the Group’s results of operations and financial position.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES

Investments in joint venture

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Group’s investments in joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post-acquisition results and other comprehensive income of joint ventures is included in the consolidated statement of profit or loss and consolidated other comprehensive income, respectively. In addition, when there has been a change recognized directly in the equity of the joint venture, the Group recognizes its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Group’s investments in the joint ventures, except where unrealized losses provide evidence of an impairment of the assets transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group’s investments in joint ventures.

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Fair value measurement

The Group measures its financial asset at FVTPL and derivative financial instruments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, investment property and non-current assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, a portion of the carrying amount of a corporate asset (e.g., a headquarters building) is allocated to an individual cash-generating unit if it can be allocated on a reasonable and consistent basis or, otherwise, to the smallest group of cash-generating units.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to the statement of profit or loss in the period in which it arises.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Related parties (continued)

A party is considered to be related to the Group if: (continued)

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Buildings	4.75%
Leasehold improvements	20% to 33.33%
Furniture and equipment	9.5% to 31.67%
Motor vehicles	23.75%

Property, plant and equipment and depreciation

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the statement of profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress is stated at cost less any impairment losses, and is not depreciated. It is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

Intangible assets are amortized on the straight-line basis over the following useful economic lives:

Software	3 to 10 years
Patent	14 years
License	20 years

The useful lives of software are assessed by the Group considering different purpose and usage of the software, and the authorized period for use. The useful life of patents is assessed by the Group based on the remaining and foreseeable patent protection period after acquisition. The useful life of purchased license is assessed by considering the expected usage of the license by the Group.

Research and development costs

All research costs are charged to the statement of profit or loss as incurred.

Expenditure incurred on projects to develop new products is capitalized and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred. During the reporting period, all expenses incurred for research and development activities were regarded as research expenses and therefore were expensed when incurred.

Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Leases (continued)

Group as a lessee (continued)

(a)	Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows:

Leasehold land	30 years
Buildings	2 to 7 years

If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(b)	Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

The Group’s lease liabilities are included in interest-bearing bank and other borrowings.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Leases (continued)

Group as a lessee (continued)

(c)	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of office equipment that are considered to be of low value.

Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

Investments and other financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost and fair value through profit and loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value plus in the case of a financial asset not at FVTPL, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition” below.

In order for a financial asset to be classified and measured at amortized cost, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Investments and other financial assets (continued)

Initial recognition and measurement (continued)

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

Financial assets at FVTPL

Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at FVOCI. Dividends on the equity investments are also recognized as other income in the statement of profit or loss when the right of payment has been established.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

●	the rights to receive cash flows from the asset have expired; or

●	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Derecognition of financial assets (continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

The Group considers a financial asset in default when contractual payments are 120 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

General approach (continued)

A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below.

Stage 1 –	Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 –	Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 –	Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For trade receivables that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, or payables, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade payables, financial liabilities included in other payables and accruals, interest-bearing bank and other borrowings and long-term payables.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Financial liabilities (continued)

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at amortized cost (trade and other payables, and borrowings)

After initial recognition, trade and other payables, and interest-bearing borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the statement of profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the statement of profit or loss.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the statement of profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Derivative financial instruments

Initial recognition and subsequent measurement

Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive, and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value of derivatives are taken directly to profit or loss.

Treasury shares

Own equity instruments which are reacquired and held by the Company or the Group (treasury shares) are recognized directly in equity at cost. No gain or loss is recognized in the statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of cash flows comprise cash on hand and at banks, and short-term highly liquid deposits with a maturity of generally within three months that are readily convertible into known amounts of cash, subject to an insignificant risk of changes in value and held for the purpose of meeting short-term cash commitments.

For the purpose of the consolidated statement of financial positions, cash and bank balances comprise cash and cash equivalents as defined above, restricted bank balances and time deposits with original maturity of more than three months.

Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of profit or loss.

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of each of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred tax liabilities are recognized for all taxable temporary differences, except:

(i)	when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and

(ii)	in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

(i)	when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and

(ii)	in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, for which it is intended to compensate, are expensed.

The government grants whose primary condition is to compensate for research and development projects or other than purchase, construct or otherwise acquire long-term assets are designated as grants related to income. Some of the grants related to income have future related costs expected to be incurred, and require the Group to comply with conditions attached to the grants and the government to acknowledge the compliance of these conditions. These grants related to income are recognized as deferred income in the consolidated statement of financial position and transferred to profit or loss when related costs are subsequently incurred and the Group received government acknowledge of compliance.

Other government grants related to income that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Revenue from contracts with customers (continued)

(a)	Sale of products

Revenue from the sale of products is recognized at the point in time when control of the asset is transferred to the customer, generally on acceptance of the products.

(b)	Commercialization rights

The Group provides commercialization, development and branding rights (collectively, “Commercialization Rights”) to customers for an agreed upon commercialization period ending ten years from the date of the first sale of the product as stipulated in the relevant agreement.

The consideration for commercialization rights comprises several milestones, including but not limited to development and commercialization milestones. The payment of commercialization rights is recorded under contract liabilities and recognized as revenue over time during the commercialization period. The Group determined that the output method is the best method in measuring the progress of the commercialization activities. Milestone payments are recognized as transaction prices when the Group can conclude that it is highly probable that there will not be a subsequent reversal of a significant amount of revenue.

(c)	Intellectual property income

Intellectual property income is recognized at the point in time at which the non-patented intellectual property is granted to the customer because the Company will not undertake activities that affect such intellectual property.

The consideration for intellectual property income comprises a fixed element and a variable element. Variable element is recognized as the transaction price when the Company can conclude that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

(d)	Others

The Group provides consulting services to its customers through contracts. Depending on the contract, revenue is recognized over time as the service is rendered, or at the point in time as the service is completed and accepted.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Other income

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Contract liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Share-based payments

The Company operates a share incentive plan which includes the pre-IPO share option scheme, 2018 restricted share unit scheme (the “2018 RSU Scheme”), 2021 restricted share unit scheme (the “2021 RSU Scheme”) and 2022 restricted share unit scheme (the “2022 RSU Scheme”). Employees (including directors) of the Group receive remuneration in the form of share-based payments, whereby employees render services in exchange for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted, further details of which are given in note 33 to the financial statements.

The cost of equity-settled transactions is recognized in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

For awards that do not ultimately vest because non-market performance and/or service conditions have not been met, no expense is recognized. Where awards include a market or non-vesting condition, the transactions are treated as vesting irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Share-based payments (continued)

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payments, or is otherwise beneficial to the employee as measured at the date of modification. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of loss per share.

Other employee benefits

Pension scheme

The employees of the Group’s subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government. The subsidiaries operating in Mainland China are required to contribute a certain percentage of their payroll costs to the central pension scheme. The contributions are charged to profit or loss as they become payable in accordance with the rules of the central pension scheme.

The Group implemented a safe harbor defined contribution 401(k) savings plan (the “401(k) Plan”) for U.S. employees. The 401(k) Plan covers all U.S. employees and allows participants to defer a portion of their annual compensation on a pre-tax basis. In addition, the Company implemented a matching contribution to the 401(k) Plan, matching 100% of an employee’s contribution up to a maximum of 6% of the participant’s annual base salary. Such matching contribution vests when made.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. The capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Events after the reporting period

If the Group receives information after the reporting period, but prior to the date of authorization for issue, about conditions that existed at the end of the reporting period, it will assess whether the information affects the amounts that it recognizes in its financial statements. The Group will adjust the amounts recognized in its financial statements to reflect any adjusting events after the reporting period and update the disclosures that relate to those conditions in light of the new information. For non-adjusting events after the reporting period, the Group will not change the amounts recognized in its financial statements, but will disclose the nature of the non-adjusting events and an estimate of their financial effects, or a statement that such an estimate cannot be made, if applicable.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.2993 per US$1.00 on December 31, 2024, in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES (continued)

Foreign currencies

These financial statements are presented in RMB. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognized in other comprehensive income or profit, or loss is also recognized in other comprehensive income or profit or loss, respectively).

In determining the exchange rate on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or non-monetary liability relating to an advance consideration, the date of initial transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of the advance consideration.

The functional currencies of certain overseas subsidiaries are currencies other than the RMB. As at the end of the reporting period, the assets and liabilities of these entities are translated into RMB at the exchange rates prevailing at the end of the reporting period and their statements of profit or loss are translated into RMB at the exchange rates that approximate to those prevailing at the dates of the transactions.

The resulting exchange differences are recognized in other comprehensive income and accumulated in the exchange fluctuation reserve, except to the extent that the differences are attributable to non-controlling interests. On disposal of a foreign operation, the cumulative amount in the reserve relating to that particular foreign operation is recognized in the statement of profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

For the purpose of the consolidated statements of cash flows, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the exchange rates that approximate to those prevailing at the dates of the transactions.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Group’s financial statements requires management to make estimates and assumptions that affect the reported amounts of expenses, assets and liabilities, and their accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements:

Revenue from contracts with customers

The Group applied the following judgements that significantly affect the determination of the amount and timing of revenue from contracts with customers:

Commercialization rights contracts include variable consideration based on the future events. In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on which method better predicts the amount of consideration to which it will be entitled.

Given that the payments of certain variable consideration are not within the control of the Group, such as regulatory approvals, relevant consideration is not considered until relevant approvals are obtained. The Group determines that the most likely amount method is the appropriate method to estimate the variable consideration. When the Group can conclude that it is highly probable that there will not be a subsequent reversal of a significant amount of revenue, the variable consideration will be included in the transaction price.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating units and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at December 31, 2024 was RMB24,694 (US$3,383) (December 31, 2023: RMB24,694). Further details are given in note 15.

Impairment of non-financial assets (other than goodwill)

The Group assesses whether there are any indicators of impairment for all non-financial assets (including the right-of-use assets) at the end of each reporting period. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows.

Taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. The Group has carried forward tax losses of RMB 4,147,923 and RMB4,425,237 (US$606,255) as of December 31, 2023 and 2024, respectively, of which related deferred tax assets of RMB16,402 and RMB3,523 (US$483) have been recognized as of December 31, 2023 and 2024, respectively. Deferred tax assets have not been recognized in respect of losses that have arisen in subsidiaries that have been loss-making for some time, and it is not considered probable that taxable profits will be available against which the tax losses can be utilized.

If the Group was able to recognize all unrecognized deferred tax assets, net loss would have decreased and equity would have increased by RMB934,601, RMB1,119,913 and RMB1,321,638 (US$181,063) during the years ended December 31, 2022, 2023 and 2024, respectively. Further details on taxes are disclosed in Note 9.

Accrual of research and development expenses

The Group engages contract research organizations (“CROs”) to conduct, supervise, and monitor the Group’s ongoing clinical trials. Determining the amounts of research and development expenses incurred up to the end of each reporting period requires the management of the Group to estimate and measure the progress of receiving research and development services under the contracts with CRO using inputs such as number of patients enrolments and milestone achieved.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

4.	OPERATING SEGMENT INFORMATION

For management purposes, the Group has only one reportable operating segment, which is discovering, developing and commercializing therapies to address global medical needs primarily in hematological malignancies. Management monitors the operating results of the Group’s operating segment as a whole for the purpose of making decisions about resource allocation and performance assessment. Therefore, no analysis by operating segment is presented.

Geographical information

(a)	Revenue from external customers

	For the years ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

Mainland China	209,707	221,984	302,235	41,406
Switzerland	-	-	678,415	92,942
United States	4	-	-	-

Total revenue	209,711	221,984	980,650	134,348

The revenue information above is based on the locations of the customers.

(b)	Non-current assets

	As at December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

Mainland China	1,133,439	1,088,733	1,090,914	149,455
United States	3,393	2,665	4,474	613
Others	38	24	444	61

Total non-current assets	1,136,870	1,091,422	1,095,832	150,129

The non-current assets information above is based on the locations of the assets and excludes financial instruments and deferred tax assets.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

4.	OPERATING SEGMENT INFORMATION (continued)

Information about major customers

Revenue from customers amounting to over 10% of the total revenue of the Group in the reporting period is as follows:

	For the years ended December 31
	2022		2023		2024		2024
	RMB		RMB		RMB		US$

Customer A	N/A	*	N/A	*	678,415		92,942
Customer B	155,506		107,323		229,895		31,495
Customer C	N/A	*	35,021		N/A	*	N/A	*
Customer D	N/A	*	30,623		N/A	*	N/A	*

	155,506		172,967		908,310		124,437

*	These customers generated less than 10% of the total revenue of the Group during the years ended December 31, 2022, 2023 and 2024.

5.	REVENUE, OTHER INCOME AND GAINS

An analysis of revenue is as follows:

Revenue from contracts with customers

(a) Disaggregated revenue information

	For the years ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Types of goods or services
Intellectual property income	-	-	678,415	92,942
Sales of products	174,931	193,535	260,835	35,734
Commercialization rights income	24,358	26,049	37,485	5,135
Others	10,422	2,400	3,915	537

Total	209,711	221,984	980,650	134,348

Timing of revenue recognition
At a point in time
Intellectual property income	-	-	678,415	92,942
Sales of products	174,931	193,535	260,835	35,734
Others	7,252	-	-	-
Over time
Commercialization rights income	24,354	26,049	37,485	5,135
Others	3,174	2,400	3,915	537

Total	209,711	221,984	980,650	134,348

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

5.	REVENUE, OTHER INCOME AND GAINS (continued)

Revenue from contracts with customers (continued)

(a)	Disaggregated revenue information (continued)

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

	For the years ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

Commercialization rights income	24,354	26,049	37,485	5,135
Others	4	-	-	-

Total	24,358	26,049	37,485	5,135

(b) Performance obligations

Information about the Group’s performance obligations is summarized below:

Intellectual property income

The intellectual property income is recognized at the point of time upon the customer obtains the right to use the non-patented intellectual property as there are no ongoing activities that significantly affect the intellectual property.

Sales of products

The performance obligation is satisfied upon acceptance of the products and payment is generally due within 45 to 120 days from the date of billing.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

5.	REVENUE, OTHER INCOME AND GAINS (continued)

(b) Performance obligations (continued)

Commercialization rights

The performance obligation is satisfied over time as commercialization rights are granted for an agreed upon commercialization period ending ten years from the date of the first sale of the product as stipulated in the relevant agreement.

  The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2023 and 2024 are as follows:

	As at December 31
	2023	2024	2024
	RMB	RMB	US$

Amounts expected to be recognized as revenue:
Within one year	38,410	37,485	5,135
After one year	251,189	248,460	34,039

Total	289,599	285,945	39,174

The amounts of transaction prices allocated to the remaining performance obligations which are expected to be recognized mainly related to commercialization rights, which have been partially recognized during the reporting period (note 27). The amounts disclosed above do not include variable consideration which is constrained.

Other income and gains

	For the years ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

Bank interest income	9,727	32,409	37,840	5,184
Government grants related to income	33,597	19,358	9,073	1,243
Foreign exchange gain, net	-	1,621	6,694	917
Rental income	-	400	2,324	318
Fair value gain on derivative financial instruments	19,434	2,822	-	-
Gain on disposal of items of property, plant and equipment	2,068	4	-	-
Others	2,146	2,702	1,428	196

Total other income and gains	66,972	59,316	57,359	7,858

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

6.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging/(crediting):

		For the years ended December 31
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$

Cost of inventories sold		18,926	29,342	27,031	3,703
Cost of services provided		3,072	1,201	2,054	281
Depreciation of property, plant and equipment**	12	38,194	55,281	71,184	9,752
Depreciation of investment property**	13	1,444	15,883	-	-
Depreciation of right-of-use assets**	14(a)	13,495	11,632	11,134	1,525
Amortization of intangible assets**	16	9,782	10,399	10,851	1,487
Research and development costs		743,104	706,972	947,245	129,772
Employee benefit expense (including directors’ remuneration):
Wages and salaries		360,838	337,381	367,008	50,280
Equity-settled share-based payment expenses**	33	22,105	31,503	20,924	2,867
Pension scheme contributions (defined contribution scheme) *		28,659	30,705	34,404	4,713
Fair value (gain)/loss, net:
Derivative financial instruments		(19,434)	(2,822)	-	-
Financial assets at FVTPL		9,765	699	832	114
(Gain)/Loss on disposal of items of property, plant and equipment		(2,068)	(4)	50	7
Gain on disposal of items of lease		(205)	-	(85)	(12)
Lease payments not included in the measurement of lease liabilities	14(c)	124	181	238	33
Government grants related to income		(33,597)	(19,358)	(9,073)	(1,243)
Bank interest income		(9,727)	(32,409)	(37,840)	(5,184)
Auditors’ remuneration		2,510	2,550	7,900	1,082
Donations		3,118	3,988	6,322	866
Foreign exchange loss/(gain), net		2,703	(1,621)	(6,694)	(917)

*	There are no forfeited contributions that may be used by the Group as the employer to reduce the existing level of contributions.

**	The depreciation of property, plant and equipment, the depreciation of investment property, the depreciation of right-of-use assets, the amortization of intangible assets and the equity-settled share-based payment expenses for the years are included in “Cost of Sales”, “Research and development expenses”, “Selling and distribution expenses” and “Administrative expenses” in the consolidated statements of profit or loss.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

7.	OTHER EXPENSES

	For the years ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

Donations	3,118	3,988	6,322	866
Penalty	-	24	1,425	195
Fair value loss on financial assets at FVTPL	9,765	699	832	114
Loss on disposal of items of property, plant and equipment	-	-	50	7
Foreign exchange loss	2,703	-	-	-
Others	2,088	492	446	61

Total	17,674	5,203	9,075	1,243

8.	FINANCE COSTS

An analysis of finance costs is as follows:

	For the years ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

Interest expenses on bank loans and other borrowings	63,362	91,690	61,555	8,433
Interest expenses on lease liabilities (note 14(b))	1,108	1,321	1,498	205
Interest expenses on long-term payables	2,922	3,046	1,402	192
Subtotal	67,392	96,057	64,455	8,830

Less: Interest capitalized*	(14,607)	-	-	-

Total	52,785	96,057	64,455	8,830

*	The amount of finance costs eligible for capitalization was determined by the interest rates of specific borrowings, ranged from 4.45% to 4.80% for the year ended December 31, 2022.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

9.	INCOME TAX

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate.

Cayman Islands

Under the current laws of the Cayman Islands, the Company and Ascentage Pharma Group International are not subject to tax on income or capital gain arising in the Cayman Islands. Additionally, upon payments of dividends by these companies to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2022, 2023 and 2024, the Company did not make any provisions for Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

United States

The subsidiary operating in the United States is subject to tax at a maximum of 21.44% and 21.36%, respectively, for the years ended December 31, 2023 and 2024. No provision for income tax has been made as the Group had no assessable profits earned in the United States during the reporting period.

A requirement to capitalize and amortize previously deductible research and experimental expenses resulting from a change in Section 174 made by the Tax Cuts and Jobs Act of 2017 (the “TCJA”) became effective on January 1, 2022. Under the TCJA, the Company is required to capitalize and subsequently amortize R&D expenses over five years for research activities conducted within the U.S and fifteen years for research activities conducted outside of the U.S.

Mainland China

The Company’s subsidiaries domiciled in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008, except for the following entities which are eligible for a preferential tax rate.

Healthquest Pharma was qualified as High and New Technology Enterprise (“HNTE”) and was subject to a preferential rate of 15% for three years from 2022 to 2024.

Suzhou Yasheng was recognized as a qualified HNTE under the EIT Law by the relevant government authorities and is subject to a preferential rate of 15% in 2024.

Dividends, interest, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The current and deferred components of the income tax expense/(credit) are as follows:

	For the years ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Current	-	-	-	-
Deferred (note 19)	(4,248)	(7,150)	10,425	1,428

Total income tax expense/(credit) for the year	(4,248)	(7,150)	10,425	1,428

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

9.	INCOME TAX (continued)

Reconciliation between the income tax expense/(credit) computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows:

	For the years ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Loss before tax	(887,172)	(932,862)	(395,255)	(54,149)
Income tax computed at the statutory tax rate	(238,276)	(244,549)	(70,114)	(9,606)
Lower tax rate for a specific entity	(4,729)	59,396	7,112	974
Statutory income and expense	2,522	2,824	(17,534)	(2,402)
Items not subject to tax	(12)	(4,093)	(7,236)	(991)
Items not deductible for tax	3,615	9,192	24,045	3,294
Research and development super-deduction	(83,831)	(67,525)	(75,135)	(10,293)
Gain/(loss) attributable to joint ventures	70	(269)	71	10
Provision to return	(19,182)	23,311	(35,342)	(4,842)
Tax rate change	-	(56,104)	(10,821)	(1,483)
Uncertain tax position	-	-	23,665	3,242
Deductible temporary differences not recognized	55,677	33,235	71,465	9,791
Tax losses not recognized	279,898	237,432	100,249	13,734
Income tax expense/(credit) at the Group’s effective rate	(4,248)	(7,150)	10,425	1,428

Note: The disclosure of previous periods has been adjusted to be in line with the 2024 disclosure to ensure the consistency.

10.	DIVIDENDS

The board of directors resolved not to declare any final dividend for the years ended December 31, 2022, 2023 and 2024.

11.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the Company, and the weighted average number of ordinary shares of 302,062,104 (2023: 282,299,269, 2022: 263,688,827) outstanding during the year, as adjusted to reflect the rights issued during the year.

No adjustment has been made to the basic loss per share amounts presented for the years ended December 31, 2022, 2023 and 2024 in respect of a dilution as the impact of the options and RSUs outstanding had an anti-dilutive effect on the basic loss per share amounts presented.

The calculation of basic loss per share is based on:

	For the years ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Loss
Loss attributable to ordinary equity holders of the Company, used in the basic loss per share calculation	(882,924)	(925,637)	(405,433)	(55,543)

	Number of shares
	2022	2023	2024
Shares
Weighted average number of ordinary shares outstanding during the year used in the basic loss per share calculation#	263,688,827	282,299,269	302,062,104

#	The weighted average number of shares was after taking into account the effect of treasury shares held.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

12.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Leasehold improvements	Furniture and equipment	Motor vehicles	Construction in progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB
December 31, 2023
At January 1, 2023:
Cost	470,217	7,741	154,603	609	39,491	672,661
Accumulated depreciation	(16,086)	(6,931)	(47,272)	(286)	-	(70,575)
Net carrying amount	454,131	810	107,331	323	39,491	602,086
At January 1, 2023, net of accumulated depreciation	454,131	810	107,331	323	39,491	602,086
Additions	-	2,528	8,017	-	9,877	20,422
Disposals	-	-	(11)	-	-	(11)
Depreciation provided during the year (note 6)	(23,897)	(4,572)	(26,692)	(120)	-	(55,281)
Transfers	-	18,936	17,782	-	(36,718)	-
Transfer from investment property (note 13)	339,542	-	-	-	-	339,542
Others	-	-	(948)	-	-	(948)
Exchange realignment	-	(1)	6	-	-	5
At December 31, 2023, net of accumulated depreciation	769,776	17,701	105,485	203	12,650	905,815
At December 31, 2023:
Cost	834,913	29,218	179,256	609	12,650	1,056,646
Accumulated depreciation	(65,137)	(11,517)	(73,771)	(406)	-	(150,831)
Net carrying amount	769,776	17,701	105,485	203	12,650	905,815

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

12.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Leasehold improvements	Furniture and equipment	Motor vehicles	Construction in progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB
December 31, 2024
At January 1, 2024:
Cost	834,913	29,218	179,256	609	12,650	1,056,646
Accumulated depreciation	(65,137)	(11,517)	(73,771)	(406)	-	(150,831)
Net carrying amount	769,776	17,701	105,485	203	12,650	905,815
At January 1, 2024, net of accumulated depreciation	769,776	17,701	105,485	203	12,650	905,815
Additions	-	-	2,059	-	12,807	14,866
Disposals	-	-	(50)	-	-	(50)
Depreciation provided during the year (note 6)	(39,599)	(6,896)	(24,569)	(120)	-	(71,184)
Transfers	1,105	15,010	2,049	-	(18,164)	-
Exchange realignment	-	-	3	-	-	3
At December 31, 2024, net of accumulated depreciation	731,282	25,815	84,977	83	7,293	849,450
At December 31, 2024:
Cost	836,018	44,239	182,734	609	7,293	1,070,893
Accumulated depreciation	(104,736)	(18,424)	(97,757)	(526)	-	(221,443)
Net carrying amount	731,282	25,815	84,977	83	7,293	849,450
Net carrying amount in US$	100,185	3,537	11,643	10	999	116,374

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13.	INVESTMENT PROPERTY

	As at December 31
	2023	2024	2024
	RMB	RMB	US$

At January 1:
Cost	364,696	-	-
Depreciation	(9,271)	-	-

At January 1, net of accumulated depreciation	355,425	-	-
Transfer from to property, plant and equipment (note 12)	(339,542)	-	-
Depreciation (note 6)	(15,883)	-	-

At December 31, net of accumulated depreciation	-	-	-

At December 31:
Cost	-	-	-
Accumulated depreciation	-	-	-

Net carrying amount	-	-	-

The Group’s investment property consists of one industrial property in Mainland China, which is located at 68, Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China. The property was constructed by the Group and its original intended use was as a research and development facility. In November 2022, the Group entered into an agreement with the local government, which stipulated the temporary change of use to rental property.

The property was measured initially and subsequently at cost, and depreciation is calculated on the straight-line basis over 20 years.

The arrangement with the local government was terminated in December 2023. The Board of Directors approved the change of use to research and development, and the investment property was transferred to property, plant and equipment as of December 31, 2023.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.	LEASES

The Group as a lessee

The Group has lease contracts for lands and buildings. Lump sum payments were made upfront to acquire the leased land from the owners with lease periods of 30 years, and no ongoing payments will be made under the terms of these land leases. Leases of buildings generally have lease terms between 2 and 7 years. Other leases generally have lease terms of 12 months or less and/or are individually of low value. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group.

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the year are as follows:

	Buildings	Leasehold land	Total	Total
	RMB	RMB	RMB	US$

As at January 1, 2023	17,908	28,728	46,636	6,389
Additions	16,194	-	16,194	2,219
Depreciation charge (note 6)	(10,502)	(1,130)	(11,632)	(1,594)
Exchange realignment	54	-	54	7
As at December 31, 2023 and January 1, 2024	23,654	27,598	51,252	7,021
Additions	17,108	-	17,108	2,344
Depreciation charge (note 6)	(10,004)	(1,130)	(11,134)	(1,525)
Disposal	(1,067)	-	(1,067)	(146)
Exchange realignment	(50)	-	(50)	(7)

As at December 31, 2024	29,641	26,468	56,109	7,687

(b)	Lease liabilities

The carrying amount of lease liabilities (included under interest-bearing bank and other borrowings) and the movements during the year are as follows:

	As at December 31
	2023	2024	2024
	RMB	RMB	US$

Carrying amount at January 1	17,222	22,681	3,107
New leases	16,194	17,108	2,344
Accretion of interest recognized during the year (note 8)	1,321	1,498	205
Payments	(12,087)	(9,911)	(1,358)
Exchange realignment	31	8	2
Disposal	-	(1,152)	(158)

Carrying amount at December 31	22,681	30,232	4,142

Analyzed into:
Current portion	9,757	9,439	1,293
Non-current portion	12,924	20,793	2,849

The maturity analysis of lease liabilities is disclosed in note 41 to the consolidated financial statements.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.	LEASES (continued)

The Group as a lessee (continued)

(c)	The amounts recognized in profit or loss in relation to leases are as follows:

	As at December 31
	2023	2024	2024
	RMB	RMB	US$

Interest on lease liabilities (note 8)	1,321	1,498	205
Depreciation charge of right-of-use assets	11,632	11,134	1,525
Expense relating to short-term leases (included in administrative expenses) (note 6)	181	238	33

Total amount recognized in profit or loss	13,134	12,870	1,763

(d)	The total cash outflow for leases and future cash outflows relating to leases that have not yet commenced are disclosed in notes 34(c) and 35(b), respectively, to the consolidated financial statements.

15.	GOODWILL

	As at December 31
	2023	2024	2024
	RMB	RMB	US$

Cost	24,694	24,694	3,383
Accumulated impairment	-	-	-

Total	24,694	24,694	3,383

The carrying amount of goodwill as at December 31, 2023 and 2024 was all allocated to the cash-generating unit (“CGU”) of Healthquest Pharma.

Impairment testing of goodwill

The recoverable amount of the cash-generating unit has been determined based on a value in use calculation using cash flow projections approved by senior management. The cash flows of the unit are projected based on the forecasted sales of the new drug after the approval of new drug application (“NDA”) and within the patent protection period. No revenue nor cash flow has been forecasted after the expiration of the patent.

Assumptions were used in the value in use calculation of the cash-generating unit for the reporting period.

The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

Discount rate - The discount rate applied to the cash flow projections was 24.20% as at December 31, 2024 (December 31, 2023: 17.54%). The discount rate used is before tax and reflects specific risks relating to the relevant unit.

Expected revenue – The revenue is based on the business strategy and management’s expectation for the market development.

The values assigned to the key assumptions are consistent with external information sources. The management believes that any reasonably possible change in any of the key assumptions on which the recoverable amount is based would not cause the cash-generating unit’s carrying amount to exceed its recoverable amount.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

16.	OTHER INTANGIBLE ASSET

	Software	Patent	License	Total
	RMB	RMB	RMB	RMB

December 31, 2023

Cost at January 1, 2023, net of accumulated amortization	7,080	48,599	28,625	84,304
Additions	5,541	6,000	-	11,541
Amortization provided during the year (note 6)	(2,389)	(6,510)	(1,500)	(10,399)
At December 31, 2023	10,232	48,089	27,125	85,446
At December 31, 2023:
Cost	17,325	93,050	30,000	140,375
Accumulated amortization	(7,093)	(44,961)	(2,875)	(54,929)
Net carrying amount	10,232	48,089	27,125	85,446

December 31, 2024

Cost at January 1, 2024, net of accumulated amortization	10,232	48,089	27,125	85,446
Additions	1,403	-	-	1,403
Amortization provided during the year (note 6)	(2,100)	(7,251)	(1,500)	(10,851)
At December 31, 2024	9,535	40,838	25,625	75,998

At December 31, 2024:
Cost	18,728	93,050	30,000	141,778
Accumulated amortization	(9,193)	(52,212)	(4,375)	(65,780)
Net carrying amount	9,535	40,838	25,625	75,998
Net carrying amount in US$	1,306	5,595	3,511	10,412

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

17.	INVESTMENT IN A JOINT VENTURE

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
Share of net assets	16,998	32,717	4,482

Particulars of the Group’s principal joint venture are as follows:

Name	Place of registration and business	Registered share capital	Percentage of ownership interest		Principal activities
		RMB

Suzhou Ascentage Harvest Venture Capital LLP* (“Ascentage Harvest”)	PRC	360,000	33.42	%**	Investment in Biotechnology companies

The above investment is indirectly held by the Company.

*	The English name of the company registered in the PRC represents the best efforts made by the management of the Company in directly translating the Chinese name of this company as no English name has been registered.

**	The Group holds two of three representatives in the committee that directs the relevant activities of Ascentage Harvest. As a result, the Group has significant influence over the financial and operating policy decisions of Ascentage Harvest.

The Group increased its capital in Ascentage Harvest by RMB16,000 during the year ended December 31, 2024 and the percentage of ownership interest has increased to 33.42%.

The following table illustrates the summarized financial information of the Group’s joint venture:

	As at December 31
	2023	2024	2023
	RMB	RMB	US$
Share of the joint venture’s gain/(loss) for the year	1,076	(281)	(38)
Share of the joint venture’s total comprehensive gain/(loss) for the year	1,076	(281)	(38)
Aggregate carrying amount of the Group’s investment in the joint venture	16,998	32,717	4,482

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
Listed equity investments, at fair value	1,951	1,141	156

The above equity investments were classified as financial assets at fair value through profit or loss as they were held for trading.

The financial assets are the equity securities issued to the Group by a customer as a consideration for the Group’s licenses of IP and Compounds Library. The equity securities became listed on NASDAQ in May 2018. Management designated the listed equity investments as financial assets measured at fair value through profit or loss.

19.	DEFERRED TAX

The movements in deferred tax liabilities and assets during the reporting period are as follows:

Deferred tax liabilities

	Fair value adjustments arising from acquisition of a subsidiary	Right-of-use assets	Total
	RMB	RMB	RMB
At January 1, 2023	12,151	5,328	17,479
Deferred tax (credited)/charged to the statement of profit or loss during the year (note 9)	(1,602)	85	(1,517)
Deferred tax liabilities at December 31, 2023 and January 1, 2024	10,549	5,413	15,962
Deferred tax (credited)/charged to the statement of profit or loss during the year (note 9)	(5,181)	1,300	(3,881)
Deferred tax liabilities at December 31, 2024	5,368	6,713	12,081
Deferred tax liabilities at December 31, 2024 in US$	735	920	1,655

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

19.	DEFERRED TAX (continued)

Deferred tax assets

	Contract liabilities	Lease liabilities	Donation expenses	Losses Available for Offsetting Against Future Taxable profits	Total
	RMB	RMB	RMB	RMB	RMB

At January 1, 2023	31,197	5,328	-	23,097	59,622
Deferred tax charged/(credited) to the statement of profit or loss during the year (note 11)	12,243	85	-	(6,695)	5,633
Deferred tax assets at December 31, 2023 and January 1, 2024	43,440	5,413	-	16,402	65,255
Deferred tax charged/(credited) to the statement of profit or loss during the year (note 11)	(5,623)	1,300	2,896	(12,879)	(14,306)
Deferred tax assets at December 31, 2024	37,817	6,713	2,896	3,523	50,949
Deferred tax assets at December 31, 2024 in US$	5,181	920	397	483	6,980

For presentation purposes, certain deferred tax assets and liabilities have been offset in the statements of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:

	As at December 31
	2023	2024	2024
	RMB	RMB	US$

Deferred tax offset in the consolidated statements of financial position	5,413	6,713	920
Net deferred tax assets recognized in the consolidated statements of financial position	59,842	44,236	6,060
Net deferred tax liability recognized in the consolidated statements of financial position	10,549	5,368	735

As of December 31, 2023 and 2024, the Group has tax losses arising in mainland China of RMB2,986,110 and RMB2,963,587 (US$406,010), respectively, that will expire in one to ten years for offsetting against future taxable profits. The Group has tax losses arising in other jurisdictions of RMB1,052,461 and RMB1,438,160 (US$197,027), mainly from the United States that are available indefinitely for offsetting against up to 80% of future taxable profits of the company in which the losses arose.

As of December 31, 2023 and 2024, the Group has deductible temporary differences of RMB495,031 and RMB828,668 (US$113,527), respectively. The Group has the tax credits of RMB90,851 and RMB120,606 (US$16,523), mainly from the United States that will expire between 2039 and 2044 if not utilized.

The deferred tax assets have not been recognized in respect of above tax losses, deductible temporary differences and tax credits as they have arisen in entities that have been loss-making and it is not anticipated there will be sufficient taxable income in the foreseeable future to utilize these items.

As of December 31, 2023 and 2024, there was no unrecognized deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s PRC subsidiaries or joint ventures as these enterprises are still in accumulative losses status. The aggregate amount of temporary differences associated with investment in the Group’s HK subsidiary amounted to RMB43,707 and RMB66,109 (US$9,057), respectively. There was no deferred tax recognized for the withholding taxes as it is not probable the HK subsidiary will distribute such earnings in the foreseeable future.

As of December 31, 2023 and 2024, the Company has uncertain tax position amounts of nil and RMB23,665 (US$3,242), respectively, of which nil and nil are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of uncertain tax position will change in the next twelve months; however, an estimate of the range of the possible outcomes cannot be made at this time. As of December 31, 2023 and 2024, the uncertain tax position amounts of nil and RMB23,665 (US$3,242), respectively, if ultimately recognized, will impact the effective tax rate.

For the years ended December 3l, 2022, 2023 and 2024, the Company did not record any interest expense and penalty accrued in relation to the uncertain tax position in income tax expenses.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

20.	OTHER NON-CURRENT ASSETS

	As at December 31
	2023	2024	2024
	RMB	RMB	US$

Contract acquisition costs	-	30,529	4,182
Value added tax recoverable	7,052	26,034	3,568
Deposit	3,000	2,439	334
Prepayment for property, plant and equipment	165	301	41
Total	10,217	59,303	8,125

21.	INVENTORIES

	As at December 31
	2023	2024	2024
	RMB	RMB	US$

Work in progress	5,089	2,736	374
Finished goods	11,078	3,861	530

Total	16,167	6,597	904

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

22.	TRADE RECEIVABLES, NET

	As at December 31
	2023	2024	2024
	RMB	RMB	US$

Trade receivables	145,893	83,143	11,390

The Group’s trading terms with its customers are mainly on credit. The credit period is generally 45 to 120 days. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables and has a credit control department to minimize credit risk. Overdue balances are reviewed regularly by senior management. The Group does not hold any collateral or other credit enhancements over its trade receivable balances. Trade receivables are non-interest-bearing.

An aging analysis of the trade receivables as at the end of the reporting period, based on the invoice date and net of loss allowance, is as follows:

	As at December 31
	2023	2024	2024
	RMB	RMB	US$

Within 45 days	145,893	54,484	7,464
45 to 120 days	-	28,659	3,926
Total	145,893	83,143	11,390

23.	PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

	As at December 31
	2023	2024	2024
	RMB	RMB	US$

Prepayments for clinical trial expenses	52,514	71,050	9,734
Prepaid listing expense	-	22,465	3,078
Value added tax recoverable	11,010	9,794	1,342
Other receivables	6,637	6,137	841
Deposits	6,557	5,367	735
Prepayment for treasury share purchase fees	6,562	4,754	651
Other prepayments	5,005	3,644	499
Total	88,285	123,211	16,880

The carrying amounts of financial assets included in prepayments, other receivables and other assets approximate to their fair values.

The financial assets included in the above balances relate to receivables for which there was no recent history of default or past due amounts. As at December 31, 2023 and 2024, the loss allowance was assessed to be minimal.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

24.	CASH AND BANK BALANCES

	As at December 31
	2023	2024	2024
	RMB	RMB	US$

Cash and cash equivalents as stated in the consolidated statements of cash flows	1,038,048	893,100	122,354
Restricted cash	24,537	24,633	3,375
Time deposits with original maturity of more than three months	31,248	343,478	47,056
Cash and bank balances as stated in the consolidated statements of financial position	1,093,833	1,261,211	172,785
Denominated in:
RMB	711,252	298,922	40,952
US$	376,534	947,012	129,740
HK$	3,724	13,812	1,892
Others	2,323	1,465	201
Total	1,093,833	1,261,211	172,785

At the end of the reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB298,922 (US$40,952) (2023: RMB711,252). The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, and Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits with original maturity of more than three months earn interest at fixed interest rates for varying periods of between two years and three years. The bank balances are deposited with creditworthy banks with no recent history of default.

25.	TRADE PAYABLES

An aging analysis of the trade payables as at the end of each reporting period, based on the invoice date, is as follows:

	As at December 31
	2023	2024	2024
	RMB	RMB	US$

Within 1 month	56,549	72,506	9,932
1 to 3 months	3,005	6,288	861
3 to 6 months	12,891	13,172	1,806
Total	72,445	91,966	12,599

The trade payables are non-interest-bearing and are normally settled in less than six months.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

26.	OTHER PAYABLES AND ACCRUALS

	As at December 31
	2023	2024	2024
	RMB	RMB	US$

Accrued promotion expenses	43,992	67,009	9,180
Payroll payables	69,208	61,848	8,473
Payables for construction cost	49,542	35,381	4,847
Long-term payables – current portion (note 29)	19,159	29,344	4,020
Other payables	12,534	23,442	3,213
Government subsidy (note 30)	-	16,600	2,274
Tax payables other than income tax	8,389	9,627	1,319
Other accrued expenses	4,090	14,847	2,034
Total	206,914	258,098	35,360

Other payables are non-interest-bearing.

27.	CONTRACT LIABILITIES

Details of contract liabilities as at December 31, 2023 and 2024 are as follows:

	As at December 31
	2023	2024	2024
	RMB	RMB	US$

Short-term advances recognized from customers
Commercialization rights income	38,410	37,485	5,135

Long-term advances recognized from customers
Commercialization rights income	251,189	248,460	34,039

Total	289,599	285,945	39,174

Contract liabilities include long-term and short-term advances related to commercialization rights.

In July 2021, the Group entered into an agreement with Innovent Biologics (Suzhou) Co., Ltd (“Innovent”). Under the agreement, the Group owns all intellectual property generated in connection with the development and commercialization of HQP1351. Innovent was granted the commercialization rights of HQP1351 in China and should make a non-refundable payment and milestone payments for such rights to the Group, which are recorded under contract liabilities and recognized as revenue over time during the commercialization period.

In accordance with the agreement, the Group recognized RMB349,523 (US$47,884) in aggregate as contract liabilities from contract inception through December 31, 2024 (2023:RMB349,523). The Group recognized RMB37,485 (US$5,135) as revenue during the year ended December 31, 2024 (2023: RMB26,049; 2022: RMB24,354). Milestone payments are recognized as the transaction price when the Group can conclude that it is highly probable that there will not be a subsequent reversal of a significant amount of revenue.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

28.	INTEREST-BEARING BANK AND OTHER BORROWINGS

2023

	Effective interest rate per annum (%)	Maturity	RMB

Current
Short-term borrowing	3.15	2024	120,000
Current portion of long-term bank loans – unsecured	1 year LPR-0.15 to 0.65 or 1 year LPR+0.55 to 0.7	2024	322,500
Current portion of long-term bank loans – unsecured	2.95-4.75	2024	155,050
Current portion of long-term bank loans – secured*	5 year LPR-0.85	2024	9,097
Lease liabilities (note 14(b))	4.00 - 4.35	2024	9,757

Total – current			616,404

Non-current
Bank loans – unsecured	1 year LPR- 0.15 to 0.65 or 1 year LPR+0.65	2025 - 2026	147,000
Bank loans – unsecured	3.00-4.55	2025 - 2028	425,570
Bank loans – secured*	5 year LPR-0.85	2025 - 2038	593,697
Lease liabilities (note 14(b))	4.00 - 4.35	2025 - 2028	12,924

Total – non-current			1,179,191

Total			1,795,595

2024

	Effective interest rate per annum (%)	Maturity	RMB	US$

Current
Short-term borrowing	2.60-2.70 or 1 year LPR-0.30 to 0.75	2025	290,000	39,730
Current portion of long term bank loans – unsecured	2.80-4.55	2025	255,000	34,935
Current portion of long term bank loans – unsecured	1 year LPR-0.15 to 0.65 or 1 year LPR+0.65 to 0.85	2025	213,170	29,204
Current portion of long-term bank loans – secured*	5 year - LPR-0.85	2025	11,453	1,569
Lease liabilities (note 14(b))	4.00 - 4.35	2025	9,439	1,293

Total – current			779,062	106,731

Non-current
Bank loans – unsecured	1 year LPR-0.45 to 0.65 or 1 year LPR+0.70 to 0.85	2026 – 2028	203,100	27,825
Bank loans – unsecured	2.80-4.50	2026 – 2027	77,250	10,583
Bank loans – secured*	5 year - LPR-0.85	2026 – 2038	588,292	80,595
Lease liabilities (note 14(b))	4.00 - 4.35	2026 – 2028	20,793	2,849

Total – non-current			889,435	121,852

Total			1,668,497	228,583

Note: LPR represents the Loan Prime Rate.

*	The bank loans amounting to RMB599,745 (US$82,164) as at December 31, 2024 were secured by the pledge of the Group’s buildings with a net carrying amount of RMB731,282 (US$100,185) and right-of-use assets with a net carrying amount of RMB26,468 (US$3,626) as at December 31, 2024. Such loans were also guaranteed by two of the Group’s subsidiaries.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

28.	INTEREST-BEARING BANK AND OTHER BORROWINGS (continued)

The bank loans amounting to RMB602,794 as at December 31, 2023 were secured by the pledge of the Group’s buildings with a net carrying amount of RMB769,776 and right-of-use assets with a net carrying amount of RMB27,598 as at December 31, 2023. Such loans were also guaranteed by two of the Group’s subsidiaries.

The unsecured bank loans amounting to RMB278,070 (US$38,095) (2023: RMB377,620) were guaranteed by the Group’s subsidiaries as at December 31, 2023 and 2024, respectively.

The carrying amounts of borrowings are all denominated in RMB. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2023 and 2024, was 3.15% and 2.63%, respectively.

	As at December 31
	2023	2024	2024
	RMB	RMB	US$

Analyzed into:
Within one year	616,404	779,062	106,731
In the second year	428,783	242,473	33,219
In the third to fifth years, inclusive	238,580	159,355	21,832
Beyond five years	511,828	487,607	66,801

Total	1,795,595	1,668,497	228,583

29.	LONG-TERM PAYABLES

	As at December 31
	2023	2024	2024
	RMB	RMB	US$

Contingent cash consideration for acquisition of Healthquest Pharma	37,458	29,344	4,020

Portion classified as current liabilities (note 26)	19,159	29,344	4,020

Non-current portion	18,299	-	-

Long-term payables represent the contingent cash consideration payable to Dr. Zhai for the acquisition of Healthquest Pharma. During the year ended December 31, 2021, the possibility of the payment reached 100% because the product (HQP1351) was approved by the China National Medical Products Administration. Henceforth, the measurement basis of the long-term payables changed from fair value to amortized cost.

In accordance with the acquisition agreement, RMB9,516 (US$1,304) cash consideration was paid to Dr. Zhai in 2024. As of December 31, 2024, the remaining principal amount of RMB30,484 (US$4,176) will be paid in 2025.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

30.	DEFERRED INCOME

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
Government grants	36,360	27,500	3,767

The movements in government grants during the reporting period are as follows:

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
At beginning of the year	35,000	36,360	4,981
Received during the year	1,360	7,740	1,060
Portion classified as current liabilities (note 26)	-	(16,600)	(2,274)
At end of the year	36,360	27,500	3,767

31.	SHARE CAPITAL AND TREASURY SHARES

Issued and fully paid

	As at December 31, 2022
	Number of shares in issue	Share capital	RMB equivalent
		US$	RMB
Ordinary shares of US$0.0001 each	265,185,950	25	180

	As at December 31, 2023
	Number of shares in issue	Share capital	RMB equivalent
		US$	RMB
Ordinary shares of US$0.0001 each	290,196,560	27	197

	As at December 31, 2024
	Number of shares in issue	Share capital	RMB equivalent
		US$	RMB
Ordinary shares of US$0.0001 each	315,224,993	29	214

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

31.	SHARE CAPITAL AND TREASURY SHARES (continued)

Movements in the issued share capital and treasury shares from January 1, 2022 to December 31, 2024 were as follows:

	Number of shares	Share capital	Treasury shares	Total
		RMB	RMB	RMB
At January 1, 2022	262,880,613	178	(3)	175
Issue of shares under the pre-IPO share option scheme(a)	2,213,404	2	-	-
Issue of shares under the 2021 RSU scheme(b)	91,933	-	-	-
Repurchase of ordinary shares(c)	-	-	(26,776)	(26,776)
Vesting of restricted share units(d)	-	-	227	227
At December 31, 2022 and January 1, 2023	265,185,950	180	(26,552)	(26,372)
Issue of ordinary shares (e)	22,500,000	15	-	15
Issue of shares under the pre-IPO share option scheme (f)	911,062	1	-	1
Issue of shares under the 2021 RSU scheme (g)	71,034	-	-	-
Equity-settled bonus (h)	1,528,514	1	1	2
Repurchase of ordinary shares (i)	-	-	(5,923)	(5,923)
Vesting of RSUs (j)	-	-	11,123	11,123
At December 31, 2023 and January 1, 2024	290,196,560	197	(21,351)	(21,154)
Issue of ordinary shares (k)	24,307,322	17	-	17
Issue of shares under the pre-IPO share option scheme (l)	656,077	-	-	-
Issue of shares under the 2021 RSU scheme (m)	65,034	-	-	-
Equity-settled bonus (n)	-	-	8,631	8,631
Repurchase of ordinary shares (o)	-	-	(1,959)	(1,959)
Vesting of RSUs (p)	-	-	14,671	14,671
At December 31, 2024	315,224,993	214	(8)	206
At December 31, 2024 in US$	315,224,993	29	(1)	28

(a)	During the year ended December 31, 2022, the Company issued ordinary shares with respect to the share options under the pre-IPO share option scheme exercised by certain grantees of the Company. In connection with the exercised share options, 2,213,404 new shares of the Company were issued with weighted average exercise price of HK$ 0.01, and an amount of RMB2 was credited as share capital.

(b)	In June 2022, the Company issued ordinary shares with respect to the restricted share units under the 2021 RSU Scheme exercised by certain selected persons of the Company before December 31, 2022 to those selected persons. In connection with the exercised restricted share units, 91,933 new shares of the Company were issued, and an amount of RMB0.06 was credited as share capital.

(c)	From July to October 2022, the Company purchased 1,715,000 of its shares on the Hong Kong Stock Exchange at a total consideration of RMB26,776 for the purpose of the 2022 RSU scheme.

(d)	In connection with the vesting of restricted share units granted under 2018 and 2022 RSU Scheme, 416,208 treasury shares were allotted to the employees during the year ended December 31, 2022.

(e)	In connection with the share placement, 22,500,000 placing shares of the Company were issued and allotted at a price of HK$24.45 per share on February 1, 2023, and an amount of RMB15 was credited as share capital.

(f)	During the year ended December 31, 2023, the Company issued ordinary shares with respect to the share options under the pre-IPO share option scheme exercised by certain grantees of the Company before December 31, 2023 to those grantees. In connection with the exercised share options, 911,062 new shares of the Company were issued with a weighted average exercise price of HK$ 0.01, and an amount of RMB1 was credited as share capital.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

31.	SHARE CAPITAL AND TREASURY SHARES (continued)

(g)	In June 2023, the Company issued ordinary shares with respect to the RSUs under the 2021 RSU Scheme exercised by certain selected persons of the Company before December 31, 2023 to those selected persons. In connection with the exercised RSUs, 71,034 new shares of the Company were issued, and an amount of RMB0.05 was credited as share capital.

(h)	In June 2023, 1,528,514 ordinary shares and 1,237,884 treasury shares, being underlying shares of the RSUs granted under the 2021 RSU scheme and the 2018 RSU scheme, were allotted to the employees to settle the bonus due to employees, and amounts of RMB1 and RMB1 were credited as share capital and treasury shares, respectively.

(i)	In November 2023, the Company instructed the trustee to purchase 250,000 of its shares on the Hong Kong Stock Exchange at a total consideration of RMB5,923 for the purpose of the 2022 RSU scheme.

(j)	In connection with the exercise of RSUs granted under the 2018 and 2022 RSU Scheme, 1,069,461 treasury shares were allotted to the employees during the year ended December 31,2023.

(k)	In connection with the subscription of shares, 24,307,322 placing shares of the Company were issued and allotted at a price of HK$24.10 per share on June 20, 2024, and an amount of RMB17 (US$2) was credited as share capital.

(l)	During the year ended December 31, 2024, the Company issued ordinary shares with respect to the share options under the pre-IPO share option scheme exercised by certain grantees of the Company. In connection with the exercised share options, 656,077 new shares of the Company were issued with a weighted average exercise price of HK$ 0.01, and an amount of RMB0.5 (US$0.1) was credited as share capital.

(m)	In June 2024, the Company issued ordinary shares with respect to the RSUs under the 2021 RSU Scheme exercised by certain selected persons of the Company before December 31, 2024 to those selected persons. In connection with the exercised RSUs, 65,034 new shares of the Company were issued, and an amount of RMB0.05 (US$0.01) was credited as share capital.

(n)	In September 2024, 397,949 treasury shares and 2,081,399 treasury shares, being underlying shares of the RSUs granted under the 2022 RSU scheme and the 2018 RSU scheme, were allotted to the employees to settle the bonus due to employees, and amounts of RMB8,630 (US$1,182) and RMB1.4 (US$0.2) were both credited as treasury shares.

(o)	In February 2024, the Company instructed the trustee to purchase 100,000 of its shares on the Hong Kong Stock Exchange at a total consideration of RMB1,959 (US$268) for the purpose of the 2022 RSU Scheme.

(p)	In connection with the vesting of RSUs granted under the 2018 and 2022 RSU Schemes, 939,687 treasury shares were allotted to the employees during the year ended December 31, 2024.

32.	RESERVES

The amounts of the Group’s reserves and the movements therein for the current and prior years are presented in the consolidated statements of changes in equity.

In connection with 2018 RSU Scheme, 2021 RSU Scheme, and 2022 RSU Scheme, expenses amounting to RMB20,924 (US$2,867) (2023: RMB31,503; 2022: RMB22,105) were recognized and contributed to capital and reserves during the year ended December 31, 2024.

Upon the exercise of the pre-IPO share options and vesting of RSUs granted under the 2018 RSU Scheme, 2021 RSU Scheme, and 2022 RSU Scheme, RMB19,333 (US$2,649) (2023: RMB32,593; 2022: RMB50,957) was credited to share premium, and RMB33,998 (US$4,658)(2023: RMB43,709; 2022: RMB51,167) was transferred out from capital and reserves during the year ended December 31, 2024.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and reserve funds of the Company’s PRC subsidiaries, totaling RMB2,702,519 (US$370,244) and RMB2,676,057 as at December 31, 2024 and 2023, respectively. See note 43 for the condensed financial information of the Company.

In connection with the equity-settled bonus, the Company settled the bonus of RMB49,350 (US$6,761) (2023: RMB55,468) by issuing 2,479,348 treasury shares (2023: 1,528,514 newly issued shares and 1,237,884 treasury shares) at a price of HK$21.95 (2023: HK$23) to employees, among which, RMB40,719 (US$5,578) (2023: RMB55,466) was credited to share premium.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

33.	SHARE-BASED PAYMENTS

(a)	Share option scheme

In July 2018, the Company adopted the pre-IPO share option scheme for the purpose of providing incentives and rewards to eligible participants who have contributed or will contribute to the Group. Eligible participants of the pre-IPO share option scheme may include any substantial shareholder, existing or incoming employees of the Group which include the directors (including executive directors, non-executive directors and independent non-executive directors) and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters, service providers of any member of the Group who the board of directors consider, in its sole discretion, have contributed or will contribute to the Group.

The maximum number of shares which may be issued upon the exercise of all pre-IPO share options is 12,307,533. The exercise price for each share under the pre-IPO share options is HK$0.01.

Subject to any restriction contained in the pre-IPO share option scheme, an option may be exercised in accordance with the terms of the pre-IPO share option scheme and the terms of grant thereof, provided that part of pre-IPO share options in respect of 1,758,219 shares (“Special Options”) which may be issued shall only be vested/exercised upon the earliest occurrence of the following events: (a) the listing, (b) trade sale, (c) any liquidation event, and (d) change of control of the Company.

On August 15, 2018, the Company has granted options to 282 grantees to subscribe for an aggregate of 11,438,960 shares under the pre-IPO share option scheme, including 926,797 Special Options. Subject to the terms and conditions as set out in the pre-IPO share option scheme, the Special Options will be vested in the portions of 25%, 25%, 25% and 25% on the first, second, third and fourth anniversaries of the listing date. The remaining 10,512,163 options (the “2018 Granted Options”) will be vested in the portions of 25%, 25%, 25% and 25% on the first, second, third and fourth anniversaries of the grant date of the options.

On May 15, 2019, the Company has granted options to 100 grantees to subscribe for an aggregate of 3,314,532 shares under the pre-IPO share option scheme. Subject to the terms and conditions as set out in the pre-IPO share option scheme, 3,267,573 shares granted to 95 grantees (the “2019 Granted Options”) will be vested in the portions of 25%, 25%, 25% and 25% on the first, second, third and fourth anniversaries of the grant date of the options, and the remaining options granted to five grantees in respect of 46,959 shares (the “Supplemental Options”) will be vested in the portions of 25%, 25%, 25% and 25% on the first, second, third and fourth anniversaries of August 15, 2018, i.e., the grant date of the 2018 Granted Options.

Pursuant to the resolution of the board of directors in July 2019, the first vesting period of the 2018 Granted Options and the Supplemental Options (together, the “Relevant Options”) was amended from August 15, 2019 (i.e., the first anniversary of August 15, 2018) to the first day of the third month after the listing of the Company. In addition, the proportion to be vested on the first vesting date of the Relevant Options was amended from 25% to 35%, whilst the proportion to be vested on the second vesting date of the Relevant Options, being August 15, 2020, was amended from 25% to 15%.

On September 16, 2019, the Company has granted options to 16 grantees to subscribe for an aggregate of 542,955 shares under the pre-IPO share option scheme. Subject to the terms and conditions as set out in the pre-IPO share option scheme, 522,955 shares granted to 15 grantees (the “Second 2019 Granted Options”) will be vested in the portions of 25%, 25%, 25% and 25% on the first, second, third and fourth anniversaries of the grant date of the options, and the remaining options granted to a grantee in respect of 20,000 Special Options will be vested in the portions of 25%, 25%, 25% and 25% on the first, second, third and fourth anniversaries of the listing date.

There are no cash settlement alternatives. The Group does not have a past practice of cash settlement for these share options. The Group accounts for the scheme as an equity-settled plan. Share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

33.	SHARE-BASED PAYMENTS (continued)

(a)	Share option scheme (continued)

The following share options were outstanding under the pre-IPO share option scheme during the year:

	2023		2024
	Exercise price		Exercise price
	HK$	Number	HK$	Number
	per share	of options	per share	of options
Outstanding as of January 1	0.01	4,174,710	0.01	3,263,648
Forfeited during the year	-	-	-	-
Exercised during the year	0.01	(911,062)	0.01	(656,077)
Outstanding as of December 31	0.01	3,263,648	0.01	2,607,571

The number of share options exercisable was 2,607,571 as at December 31, 2024 (2023: 3,263,648).

The weighted average share price at the date of exercise for share options exercised during the year ended December 31, 2024 was HK$34.03 per share (2023: HK$22.98 per share, 2022: HK$16.73 per share).

The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

2023	Exercise price
Number of	HK$
options	per share	Exercise period
2,824,574	0.01	Aug 15, 2018-Aug 15, 2028
423,842	0.01	May 15, 2019-May 15, 2029
15,232	0.01	Sept 16, 2019-Sept 16, 2029
3,263,648

2024	Exercise price
Number of	HK$
options	per share	Exercise period
2,360,420	0.01	Aug 15, 2018-Aug 15, 2028
232,719	0.01	May 15, 2019-May 15, 2029
14,432	0.01	Sept 16, 2019-Sept 16, 2029
2,607,571

The Group has not granted any new share options during the year ended December 31, 2024 (2023: Nil). As the share options have been fully unlocked in 2023, the Group has not recognized any share option expense during the year ended December 31, 2024 (2023: RMB3,750, 2022: RMB10,645).

The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 2,607,571 additional ordinary shares of the Company and additional share capital and share premium of US$5,776, equivalent to RMB42,162 (before issue expenses), transferred from capital and other reserves.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

33.	SHARE-BASED PAYMENTS (continued)

(b)	RSUs granted to employees

The 2018 RSU Scheme

On July 6, 2018, the Company approved and adopted the 2018 RSU Scheme. The purpose of the 2018 RSU scheme is to incentivize the existing and incoming directors, senior management and employees for their contribution to the Company, and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Company. Unless otherwise cancelled or amended, the 2018 RSU Scheme will remain in force for 10 years from the date of adoption.

The maximum number of RSUs that may be granted under the 2018 RSU Scheme in aggregate (excluding RSUs that have lapsed or been cancelled in accordance with the rules of the 2018 RSU Scheme) shall be 5,274,657 ordinary shares.

On September 14, 2020, pursuant to the 2018 RSU Scheme, 2,590,592 RSUs were granted to 50 selected persons, who are employees of the Company. The RSUs granted would vest on the third month from the grant date, and in equal tranches over the remaining years of the total vesting period as three years, on condition that employees remain in service without any performance requirements.

The following restricted shares were outstanding under the 2018 RSU Scheme during the year:

	2023		2024
	Grant fair value HK$	Number	Grant fair value HK$	Number
	per share	of RSUs	per share	of RSUs
Outstanding as of January 1	28.35	401,663	28.35	—
Granted during the year	—	—	—	—
Forfeited during the year	28.35	(44,632)	28.35	—
Vested during the year	28.35	(357,031)	28.35	—
Outstanding as of December 31	—	—	—	—

The fair value of each RSU under the 2018 RSU Scheme at the grant date was determined by reference to the fair value of the ordinary shares of the Company issued to its shareholders, using the market approach.

The weighted average share price at the date of exercise for RSUs exercised during the year was HK$0.01 per share (2023: HK$0.01 per share, 2022: HK$0.01 per share).

The Group has recognized nil share-base payment expense (2023: RMB3,169; 2022: RMB2,316) during the year ended December 31, 2024.

As at December 31, 2023, all RSUs under the 2018 RSU Scheme had been exercised.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

33.	SHARE-BASED PAYMENTS (continued)

(b)	RSUs granted to employees (continued)

The 2021 RSU Scheme

On February 2, 2021, the Company approved and adopted the 2021 RSU Scheme. The purpose of the 2021 RSU scheme is to (i) incentivize the existing and incoming directors, senior management, and employees for their contribution to the Group; and (ii) attract, motivate, and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company. Unless otherwise cancelled or amended, the 2021 RSU Scheme will remain in force for 10 years from the date of adoption.

The maximum number of RSUs that may be granted under the 2021 RSU Scheme in aggregate (excluding RSUs that have lapsed or been cancelled in accordance with the 2021 Scheme Rules) shall be 3,133,526 shares.

On May 17, 2021, pursuant to the 2021 RSU Scheme, 440,490 RSUs were granted to 34 selected persons, which include employees, senior management of the Group and a director of the Company. Among the awards, 10,641 RSUs were granted to an independent non-executive director and 55,157 RSUs were granted to the Chief Commercial Officer. On July 23, 2021, 26,892 RSUs were granted to three independent non-executive directors of the Company. The RSUs granted were categorized in six types based on the vesting period and the proportion of shares that can be unlocked upon each of the vesting dates.

Details of the unlocking date are summarized as follows:

Type of eligible participants	Grant fair value HK$ per share	% of conditional shares	Vesting date	% of vested conditional shares
1	43.80	100%	June 8, 2021-2024	35%, 15%, 25%, 25%
2	43.80	100%	June 8, 2021-2024	25%, 25%, 25%, 25%
3	43.80	100%	June 8, 2022–2025	35%, 15%, 25%, 25%
4	43.80	100%	April 30, 2022–2025	35%, 15%, 25%, 25%
5	43.80	100%	June 8, 2022–2025	25%, 25%, 25%, 25%
6	52.00	100%	June 8, 2022–2025	25%, 25%, 25%, 25%

As for the restricted shares granted to employees and senior management, the conditions for releasing the restrictions comprised two parts, namely the participants have not been terminated with or without cause on or before each relevant vesting date and the participants have obtained a score of B or above in the annual performance review prior to the applicable vesting date. The percentage of shares in respect of which the restrictions may be released depends on the achievement of those conditions. For the independent non-executive directors, the restricted shares would vest on condition that independent non-executive directors remain in service without any performance requirements.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

33.	SHARE-BASED PAYMENTS (continued)

(b)	RSUs granted to employees (continued)

The following restricted shares were outstanding under the 2021 RSU Scheme during the year:

	2023 Number of RSUs	2024 Number of RSUs
Outstanding as of January 1	219,744	108,998
Granted during the year	—	—
Forfeited during the year	(39,712)	(2,412)
Vested during the year	(71,034)	(65,034)
Outstanding as of December 31	108,998	41,552

The fair value of each RSUs under the 2021 RSU Scheme at the grant date was determined by reference to the fair value of the ordinary shares of the Company issued to its shareholders, using the market approach.

The weighted average share price at the date of exercise for RSUs exercised during the year was HK$20.80 per share (2023: HK$19.96 per share, 2022: HK$17.04 per share).

The Company recognized a share-base payment expense of RMB856 (US$117) during the year ended December 31, 2024.(2023: RMB1,589; 2022: RMB3,645).

The exercise in full of the outstanding RSUs would, under the present capital structure of the Company, result in additional share capital and share premium of HK$1,894, equivalent to RMB1,712 (US$234), transferred from capital and other reserves.

The 2022 RSU Scheme

On June 23, 2022, the Company approved and adopted the 2022 RSU Scheme. The purpose of the 2022 RSU scheme is to (i) incentivize the existing and incoming directors, senior management, and employees for their contribution to the Company; and (ii) attract, motivate, and retain skilled and experienced personnel to strive for the future development and expansion of the Company by providing them with the opportunity to own equity interests in the Company. Unless otherwise cancelled or amended, the 2022 RSU Scheme will remain in force for 10 years from the date of adoption.

The maximum number of RSUs that may be granted under the 2022 RSU Scheme in aggregate (excluding RSUs that have lapsed or been cancelled in accordance with the 2022 Scheme Rules) shall be 5,272,695 shares.

As for the restricted shares granted to employees and senior management under the 2022 RSU Scheme, the conditions for releasing the restrictions comprised two parts, namely the participants having not been terminated with or without cause on or before each relevant vesting date and the participants having obtained a score of B or above in the annual performance review prior to the applicable vesting date. The percentage of shares in respect of which the restrictions may be released depends on the achievement of those conditions.

Pursuant to the 2022 RSU Scheme, on June 23, 2022, the Company initially granted an aggregate of 1,634,426 RSUs under the 2022 RSU Scheme (the “2022 Awards”), representing 1,634,426 shares to a total of 80 selected persons, who are employees of the Company, among which 100,000 RSUs, representing 100,000 shares, were granted to Dr. Zhai Yifan (“Dr. Zhai”), who is the chief medical officer and a substantial shareholder of the Company. The RSUs granted were categorized in six types based on the vesting period and the proportion of shares that can be unlocked upon each vesting dates.

Details of the unlocking date are summarized as follows:

Type of eligible participants	Grant fair value HK$ per share	% of conditional shares	Vesting date	% of vested conditional shares
1	20.15	100%	June 8, 2021-2024	35%, 15%, 25%, 25%
2	20.15	100%	April 30, 2023–2026	25%, 25%, 25%, 25%
3	20.15	100%	June 8, 2023–2026	25%, 25%, 25%, 25%
4	20.15	100%	June 8, 2023–2024	40%, 60%
5	20.15	100%	June 8, 2023–2025	30%, 30%, 40%
6	20.15	100%	April 30, 2023–2026	23%, 69%, 6%, 2%

Pursuant to the 2022 RSU Scheme, on May 4, 2023, the Company granted 1,379,094 RSUs under the 2022 RSU Scheme, representing 1,379,094 shares to 172 selected persons (the “2022 Further Grant”), who are employees of the Company. The RSUs granted were categorized in two types based on the vesting period and the proportion of shares that can be unlocked upon each vesting date.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

33.	SHARE-BASED PAYMENTS (continued)

(b)	RSUs granted to employees (continued)

Details of the unlocking date are summarized as follows:

Type of eligible participants	Grant fair value HK$ per share	% of conditional shares	Vesting date	% of vested conditional shares
1	21.80	100%	August 1, 2023–2024	40%, 60%
2	21.80	100%	August 1, 2023–2025	30%, 30%, 40%

Pursuant to the 2022 RSU Scheme, on September 2, 2024, the Company granted 777,006 RSUs under the 2022 RSU Scheme, representing 777,006 shares to 59 selected persons (the “2022 Further Grant”), who are employees of the Group. The RSUs granted were categorized in ten types based on the vesting period and the proportion of shares that can be unlocked upon each vesting date.

Details of the unlocking date are summarized as follows:

Type of eligible participants	Grant fair value HK$ per share	% of conditional shares	Vesting date	% of vested conditional shares
1	33.95	100%	September 16, 2024	100
2	33.95	100%	September 16, 2024-2025	75%, 25%
3	33.95	100%	September 16, 2024-2025	50%, 50%
4	33.95	100%	September 16, 2024-2026	30%, 30%, 40%
5	33.95	100%	September 16, 2024-2026	22.5%, 22.5%, 55%
6	33.95	100%	September 16, 2024-2026	50%, 25%, 25%
7	33.95	100%	September 16, 2024-2026	25%, 37%, 38%
8	33.95	100%	September 16, 2025	100%
9	33.95	100%	September 16, 2025-2026	40%, 60%
10	33.95	100%	September 16, 2025-2026	50%, 50%

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

33.	SHARE-BASED PAYMENTS (continued)

(b)	RSUs granted to employees (continued)

The following restricted shares were outstanding under the 2022 RSU Scheme during the year:

	2023 Number of RSUs	2024 Number of RSUs
Outstanding as of January 1	1,120,873	1,641,974
Granted during the year	1,379,094	777,006
Forfeited during the year	(145,584)	(42,768)
Vested during the year	(712,409)	(939,687)
Outstanding as of December 31	1,641,974	1,436,525

The fair value of each RSU under the 2022 RSU Scheme at the grant date was determined by reference to the fair value of the ordinary shares of the Company issued to its shareholders, using the market approach.

Under the 2022 RSU Scheme, the fair value of the RSUs granted during the year ended December 31, 2024 amounted to RMB24,078 (US$3,299) (2023: RMB 27,063, 2022: RMB19,650).

The weighted average share price at the date of exercise for RSUs exercised during the year was HK$19.24 per share (2023: HK$18.15 per share, 2022: HK$18.15 per share).

The Company recognized a share-base payment expense of RMB20,068 (US$2,749) for the year ended December 31, 2024. (2023: RMB22,995, 2022: RMB5,499)

The exercise in full of the outstanding RSUs would, under the present capital structure of the Company, result in additional share capital and share premium of HK$38,114, equivalent to RMB34,788 (US$4,766), transferred from capital and other reserves.

There are no cash settlement alternatives. The Group does not have a past practice of cash settlement for these RSUs. The Group accounts for the scheme as an equity-settled plan.

34.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)	Major non-cash transactions

i.

During the year ended December 31, 2024, the Company granted 777,006 RSUs under the 2022 RSU scheme to 59 grantees. During the year ended December 31, 2023, the Company granted 1,379,094 RSUs under the 2022 RSU Scheme to 172 grantees. During the year ended December 31, 2022, the Company granted 1,634,426 RSUs under the 2021 RSU Scheme to 80 grantees.

ii.

During the year ended December 31, 2024, the Company issued 2,479,348 treasury shares to employees as settlement of bonus of RMB49,350 (US$6,761). During the year ended December 31, 2023, the Company issued 2,766,398 shares(1,528,514 newly issued shares and 1,237,884 treasury shares) to employees as settlement of bonus of RMB55,468. During the year ended December 31, 2022, no bonus granted by the Group in the form of shares.

iii.

During the year ended December 31, 2024, the Company had non-cash additions to right-of-use assets and lease liabilities of RMB17,108 (US$2,344), in respect of lease arrangements for buildings (2023: RMB16,194, 2022: RMB17,782).

iv.

As at December 31, 2024, 2023 and 2022, the Company had non-cash additions to intangible assets of RMB1,403 (US$192), RMB805, and nil, respectively, and non-cash additions to property, plant and equipment of RMB9,424 (US$1,291), RMB26,823 and RMB11,545, respectively, included in other payables and accruals.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

34.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

b)	Changes in liabilities arising from financing activities

	Accrued interest in other payables and accruals	Bank and other loans	Lease liabilities
	RMB	RMB	RMB

At January 1, 2022	369	1,066,392	17,898
Changes from financing cash flows	(48,741)	709,113	(13,239)
New leases	—	—	17,782
Interest expenses	48,755	—	1,108
Interest paid classified as financing cash flows	—	—	(1,108)
Effect of change in foreign exchange rates	—	—	37
Termination of leases	—	—	(5,256)
At December 31, 2022	383	1,775,505	17,222

	Accrued interest in other payables and accruals	Bank and other loans	Lease liabilities
	RMB	RMB	RMB

At January 1, 2023	383	1,775,505	17,222
Changes from financing cash flows	(91,027)	(2,591)	(10,766)
New leases	—	—	16,194
Interest expenses	91,690	—	1,321
Interest paid classified as financing cash flows	—	—	(1,321)
Effect of change in foreign exchange rates	—	—	31
At December 31, 2023	1,046	1,772,914	22,681

	Accrued interest in other payables and accruals	Bank and other loans	Lease liabilities
	RMB	RMB	RMB

At January 1, 2024	1,046	1,772,914	22,681
Changes from financing cash flows	(59,057)	(136,928)	(8,413)
New leases	-	-	17,108
Disposal	-	-	(1,152)
Interest expenses	59,276	2,279	1,498
Interest paid classified as financing cash flows	-	-	(1,498)
Effect of change in foreign exchange rates	-	-	8
At December 31, 2024	1,265	1,638,265	30,232
At December 31, 2024 in US$	173	224,441	4,142

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

34.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

c)	Total cash outflow for leases

The total cash outflow for leases included in the statements of cash flows is as follows:

	For the years ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

Within operating activities	124	181	238	33
Within financing activities	14,347	12,087	9,911	1,358
	14,471	12,268	10,149	1,391

35.	COMMITMENTS

a)	As at December 31, 2024, the Group had capital commitments of RMB4,366 (US$598) relating to furniture and equipment (December 31, 2023: RMB2,534).

b)	The Group has no lease contracts that have not yet commenced as at December 31, 2024.

c)	The Group enters into business agreements with institutions to license intellectual property. The Group may be obligated to make future research and developmental milestone payments, regulatory and commercial milestone payments and royalty payments on future sales of specified products associated with the agreements. Payments under these agreements generally become due and payable upon achievement of such milestones or sales. These commitments are not recorded on the consolidated financial statements because the achievement and timing of these milestones are not fixed and determinable. When the achievement of these milestones or sales have occurred, the corresponding amounts are recognized in the consolidated financial statements. and timing of these milestones are not fixed and determinable. When the achievement of these milestones or sales have occurred, the corresponding amounts are recognized in the consolidated financial statements.

36.	CONTINGENT LIABILITIES

The Group had no significant contingent liabilities as at the end of the reporting date.

37.	PLEDGE OF ASSETS

Details of the Group’s assets pledged for the Group’s bank loans are included in note 28 to the consolidated financial statements.

38.	RELATED PARTY TRANSACTIONS

a)	Except for the transactions detailed in note 29 to the consolidated financial statements, the Group did not have any transactions with related parties during the years ended December 31, 2022, 2023 and 2024.

b)	Compensation of key management personnel of the Group:

	For the years ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$

Short term employee benefits and fees	21,168	20,118	19,059	2,611
Equity-settled share-based payment expenses	3,690	1,763	625	86
Post-employment benefits	911	986	977	134

Total	25,769	22,867	20,661	2,831

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

39.	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the end of each reporting period are as follows:

2023

Financial assets

	Financial assets at fair value through profit or loss	Financial assets at amortized cost	Total
	RMB	RMB	RMB

Financial assets included in prepayments, other receivables and other assets	-	10,352	10,352
Cash and bank balances	-	1,093,833	1,093,833
Trade receivables	-	145,893	145,893
Financial assets at FVTPL	1,951	-	1,951
Financial assets included in other non-current assets	-	3,000	3,000

Total	1,951	1,253,078	1,255,029

Financial liabilities

Financial liabilities at amortized cost
RMB

Interest-bearing bank and other borrowings (current and non-current portions)	1,795,595
Trade payables	72,445
Financial liabilities included in other payables and accruals	63,122
Long-term payables (current and non-current portion)	37,458

Total	1,968,620

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

39.	FINANCIAL INSTRUMENTS BY CATEGORY (continued)

2024

Financial assets

	Financial assets at fair value through profit or loss	Financial assets at amortized cost	Total	Total
	RMB	RMB	RMB	US$

Financial assets included in prepayments, other receivables and other assets	-	9,846	9,846	1,349
Cash and bank balances	-	1,261,211	1,261,211	172,785
Trade receivables	-	83,143	83,143	11,390
Financial assets at FVTPL	1,141	-	1,141	156
Financial assets included in other non-current assets	-	2,439	2,439	334

Total	1,141	1,356,639	1,357,780	186,014

Financial liabilities

	Financial liabilities at amortized cost	Total
	RMB	US$

Interest-bearing bank and other borrowings (current and non-current portions)	1,668,497	228,583
Trade payables	91,966	12,599
Financial liabilities included in other payables and accruals	73,670	10,094
Long-term payables (current and non-current portion)	29,344	4,020

Total	1,863,477	255,296

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

40.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	As at December 31
	Carrying amounts			Fair values
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$

Financial assets
Financial assets at FVTPL	1,951	1,141	156	1,951	1,141	156
Financial assets included in other non-current assets	3,000	2,439	334	2,758	2,311	317
Total	4,951	3,580	490	4,709	3,452	473
Financial liabilities
Non-current portion of long-term payables	18,299	-	-	18,299	-	-
Non-current portion of interest-bearing bank and other borrowings (other than lease liabilities)	1,166,267	868,642	119,003	1,155,556	859,707	117,779
Total	1,184,566	868,642	119,003	1,173,855	859,707	117,779

Management has assessed that the fair values of cash and bank balances, trade receivables, financial assets included in prepayments, deposits and other receivables, trade payables, the current portion of long-term payables, the current portion of interest-bearing bank and other borrowings, financial liabilities included in other payables, and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments, or the interest rate being approximate to the discount rate of current market.

The Group’s finance department is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance manager reports directly to the chief financial officer and the audit committee. At each reporting date, the finance department analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation. The directors review the results of the fair value measurement of financial instruments periodically for annual financial reporting. The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

The fair values of the financial assets and liabilities included in other non-current assets, the non-current portion of long-term payables, and the non-current portion of interest-bearing bank and other borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. The Group’s own non-performance risk for other non-current assets, long-term payables and interest-bearing bank and other borrowings as at December 31, 2024 was assessed to be insignificant.

The fair value of listed equity investment was based on quoted market prices. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to determine the fair value of an instrument are observable, the instruments are included in Level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

For Level 3 financial liabilities, the Group adopts the valuation techniques to determine the fair value. The fair value measurement of the financial instruments may involve unobservable inputs such as discount rate and possibility of payment. The Group periodically reviews all significant unobservable inputs and valuation adjustments used to measure the fair values of financial assets in Level 3.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

40.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value

As at December 31, 2023

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB	RMB	RMB	RMB

Financial assets at FVTPL	1,951	-	-	1,951

As at December 31, 2024

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total	Total
	RMB	RMB	RMB	RMB	US$

Financial assets at FVTPL	1,141	-	-	1,141	156

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

40.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

Assets measured at fair value (continued)

The movements in the fair value measurements within Level 3 during the reporting period are as follows:

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$

Derivative financial instruments:
Carrying amount at January 1	2,822	-	-
Change in fair value during the year	(2,822)	-	-

At December 31	-	-	-

During the years ended December 31, 2022, 2023 and 2024, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities.

41.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and bank balances and interest-bearing bank and other borrowings. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk, liquidity risk and equity price risk. The directors review and agree policies for managing each of these risks and they are summarized below.

Interest rate risk

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.

The Group’s policy is to manage its interest cost using a mix of fixed and floating rate debts.

As at December 31, 2024, the total interest-bearing bank borrowings of RMB1,116,015 (US$152,893) (December 31, 2023: RMB1,072,294) of the Group were with floating interest rates denominated in RMB.

The following table demonstrates the sensitivity to a reasonably possible change in the RMB interest rate, with all other variables held constant, of the Group’s loss before tax through the impact on floating rate borrowings. This analysis does not include the effect of interest capitalized.

	Increase/(decrease) in basis points	Increase/(decrease) in loss before tax
		RMB
2023
RMB	100	10,723
RMB	(100)	(10,723)
2024
RMB	100	11,160
RMB	(100)	(11,160)

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

41.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from sales or purchases by operating units and investing and financing activities in currencies other than the units’ functional currencies.

The following table demonstrates the sensitivity as at the end of each reporting period to a reasonably possible change in the US$ and HK$ exchange rates, with all other variables held constant, of the Group’s loss before tax and in other comprehensive income (without tax) due to changes in the fair values of monetary assets and liabilities.

	Increase/(decrease) in foreign currency rate	Increase/(decrease) in loss before tax	Increase/(decrease) in other comprehensive income (without tax)
	%	RMB	RMB
December 31, 2023
If RMB weakens against US$	5	(65)	20,987
If RMB strengthens against US$	(5)	65	(20,987)
December 31, 2024
If RMB weakens against US$	5	(44)	56,796
If RMB strengthens against US$	(5)	44	(56,796)

	Increase/(decrease) in foreign	Increase/(decrease) in loss	Increase/(decrease) in other comprehensive income
	currency rate	before tax	(without tax)
	%	RMB	RMB
December 31, 2023
If RMB weakens against HK$	5	(165)	—
If RMB strengthens against HK$	(5)	165	—
December 31, 2024
If RMB weakens against HK$	5	(691)	—
If RMB strengthens against HK$	(5)	691	—

Credit risk

The Group trades only with recognized and creditworthy third parties. Concentrations of credit risk are managed by customer. At the end of the reporting period, the Group had certain concentrations of credit risk as 73% (2023: 78%) and 96% (2023: 97%) of the Group’s trade receivables were due from the Group’s largest customer, respectively. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group’s exposure to bad debts is not significant.

The credit risk of the Group’s other financial assets, which comprise cash and bank balances, trade receivables, financial assets included in prepayments, deposits and other receivables and other non-current assets, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

41.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Maximum exposure and year-end staging

The tables below show the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification. The amounts presented are gross carrying amounts for financial assets.

As at December 31, 2023	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Simplified approach	Total
	RMB	RMB	RMB	RMB	RMB

Financial assets included in prepayments, other receivables and other assets - Normal**	10,352	-	-	-	10,352
Cash and bank balances - Not yet past due	1,093,833	-	-	-	1,093,833
Trade receivables*	-	-	-	145,893	145,893
Financial assets included in other non-current assets - Normal**	3,000	-	-	-	3,000
Total	1,107,185	-	-	145,893	1,253,078

As at December 31, 2024	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Simplified approach	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$

Financial assets included in prepayments, other receivables and other assets - Normal**	9,846	-	-	-	9,846	1,349
Cash and bank balances - Not yet past due	1,261,211	-	-	-	1,261,211	172,785
Trade receivables*	-	-	-	83,143	83,143	11,390
Financial assets included in other non-current assets - Normal**	2,439	-	-	-	2,439	334
Total	1,273,496	-	-	83,143	1,356,639	185,858

*	For trade receivables to which the Group applies the simplified approach for impairment, information based on provision matrix is disclosed in note 22 to the financial statements.

**	The credit quality of the financial assets included in prepayments, other receivables and other assets and financial assets included in other non- current assets is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

41.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, lease liabilities and other interest-bearing loans. As at December 31, 2024, 47% (December 31, 2023: 34%) of the Group’s borrowings would mature in less than one year based on the carrying values of the borrowings.

The maturity profile of the Group’s financial liabilities as at the end of the reporting period, based on the contractual undiscounted payments, is as follows:

As at December 31, 2023

	On demand	Less than 1 year	1 to 5 years	Over 5 years	Total
	RMB	RMB	RMB	RMB	RMB

Trade payables	-	72,445	-	-	72,445
Lease liabilities	-	11,813	13,579	-	25,392
Interest-bearing bank and other borrowings (excluding lease liabilities)	-	671,206	747,848	656,457	2,075,511
Financial liabilities included in other payables and accruals	63,122	-	-	-	63,122
Long-term payables	-	20,000	20,000	-	40,000

Total	63,122	775,464	781,427	656,457	2,276,470

As at December 31, 2024

	On demand	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$

Trade payables	-	91,966	-	-	91,966	12,599
Lease liabilities	-	10,674	8,592	-	19,266	2,639
Interest-bearing bank and other borrowings (excluding lease liabilities)	-	813,610	452,765	565,079	1,831,454	250,908
Financial liabilities included in other payables and accruals	73,670	-	-	-	73,670	10,094
Long-term payables	-	29,344	-	-	29,344	4,020

Total	73,670	945,594	461,357	565,079	2,045,700	280,260

Equity price risk

Equity price risk is the risk that the fair values of equity securities decrease as a result of changes in the levels of equity indices and the value of individual securities. The Group is exposed to equity price risk arising from individual equity investments included in financial assets at FVTPL (note 18) as at December 31, 2024. The Group’s listed investments are listed on NASDAQ and are valued at the quoted market price at the end of the reporting period.

The market equity index for the following stock exchange, at the close of business of the nearest trading day in the year to the end of the reporting period, and its respective highest and lowest points during the year were as follows:

	December 31,	High/low	December 31,	High/low
	2023	2023	2024	2024
United States–NASDAQ index	15,011	15,150/10,265	19,311	20,205/14,478

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

41.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Equity price risk (continued)

The following table demonstrates the sensitivity to every 5% change in the fair values of the equity investments, with all other variables held constant and before any impact on tax, based on their carrying amounts at the end of the reporting period.

	Carrying amount of equity investments	Decrease/(increase) in loss before tax
	RMB	RMB
2023
Investments listed in:
NASDAQ - Financial assets at fair value through profit or loss	1,951	98
		(98)

2024
Investments listed in:
NASDAQ - Financial assets at fair value through profit or loss	1,141	57
		(57)
NASDAQ - Financial assets at fair value through profit or loss in USD	156	8
		(8)

Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the reporting year.

The Group monitors capital using a gearing ratio, which is net debt divided by the adjusted capital plus net debt. Net debt includes interest-bearing bank and other borrowings, trade payables, financial liabilities included in other payables and accruals and long-term payables, less cash and bank balances. Capital includes equity attributable to owners of the Company. The gearing ratios as at the end of the reporting periods were as follows:

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
Interest-bearing bank and other borrowings	1,795,595	1,668,497	228,583
Trade payables	72,445	91,966	12,599
Financial liabilities included in other payables and accruals	63,122	73,670	10,094
Long-term payables	37,458	29,344	4,020
Less: Cash and bank balances	(1,093,833)	(1,261,211)	(172,785)

Net debt	874,787	602,266	82,511

Equity attributable to owners of the Company	60,417	264,194	36,194

Adjusted capital	60,417	264,194	36,194

Capital and net debt	935,204	866,460	118,705

Gearing ratio	94%	70%	70%

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

42.	EVENT AFTER THE REPORTING PERIOD

On January 28, 2025, the Company completed its Initial Public Offering on the National Association of Securities Deal Automated Quotations under the symbol of “AAPG”. The Company issued an aggregate 7,325,000 American depositary shares (“ADSs”) at an offer price of US$17.25 per ADS, representing 29,300,000 ordinary shares of the company for gross proceeds of US$126,356 (RMB905,884). On February 13, 2025, the Company issued additional 935,144 ADSs at an offer price of US$17.25 per ADS, representing 3,740,576 ordinary shares of the Company for gross proceeds of US$16,131 (RMB115,669) upon the underwriter exercised the over-allotment option.

43.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Statements of financial position of the Company

	As at December 31,
	2023	2024	2024
	RMB	RMB	US$
NON-CURRENT ASSETS
Investments in subsidiaries	305,916	380,339	52,106
Other non-current Asset	-	30,529	4,182
Total non-current assets	305,916	410,868	56,288
CURRENT ASSETS
Prepayments, other receivables and other assets	3,612,208	3,986,172	546,103
Cash and bank balances	272,240	470,170	64,413
Total current assets	3,884,448	4,456,342	610,516
CURRENT LIABILITIES
Other payables and accruals	3,674	24,187	3,314
Total current liabilities	3,674	24,187	3,314
NET CURRENT ASSETS	3,880,774	4,432,155	607,202
TOTAL ASSETS LESS CURRENT LIABILITIES	4,186,690	4,843,023	663,491
Net assets	4,186,690	4,843,023	663,491
EQUITY
Share capital	197	214	29
Treasury shares	(21,351)	(8)	(1)
Capital and reserves	5,072,015	5,652,916	774,446
Exchange fluctuation reserve	40,883	108,598	14,878
Accumulated losses	(905,054)	(918,697)	(125,861)
Total equity	4,186,690	4,843,023	663,491

Condensed statements of comprehensive income

	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Other income and gains	20,789	18,597	17,925	2,456
Operating expenses	(11,012)	(8,118)	(9,983)	(1,368)
Other expenses	(96,575)	(24,741)	(21,585)	(2,957)
LOSS BEFORE TAX	(86,798)	(14,262)	(13,643)	(1,869)
LOSS FOR THE YEAR	(86,798)	(14,262)	(13,643)	(1,869)
Exchange differences on translation	287,996	84,629	67,715	9,277
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	201,198	70,367	54,072	7,408

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

43.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (continued)

Condensed statements of cash flows

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(934)	9,727	(41,686)	(5,711)
Net cash used in investing activities	(334,647)	(535,395)	(589,153)	(80,714)
Net cash (used in)/generated from financing activities	(26,757)	464,166	531,922	72,873
Effect of foreign exchange rate changes, net	35,152	1,581	9,311	1,276
Net decrease in cash and cash equivalents	(327,186)	(59,921)	(89,606)	(12,276)

A summary of the Company’s reserves is as follows:

	Capital	Exchange
	and	fluctuation	Accumulated
	reserves	reserve	losses	Total
	RMB	RMB	RMB	RMB
At January 1, 2022	4,504,201	(331,742)	(803,994)	3,368,465
Loss for the year	-	-	(86,798)	(86,798)
Other comprehensive income for the year:
Exchange differences on translation of the Company	-	287,996	-	287,996
Total comprehensive income for the year	-	287,996	(86,798)	201,198
Employees share-based compensation scheme
Pre-IPO share option expenses	10,645	-	-	10,645
RSU expenses	11,460	-	-	11,460
Exercise of pre-IPO share options	17	-	-	17
Vesting of RSUs	(227)	-	-	(227)
At December 21, 2022 and January 1, 2023	4,526,096	(43,746)	(890,792)	3,591,558
Loss for the year	-	-	(14,262)	(14,262)
Other comprehensive income for the year:
Exchange differences on translation of the Company	-	84,629	-	84,629
Total comprehensive income for the year	-	84,629	(14,262)	70,367
Issue of ordinary shares	470,066	-	-	470,066
Employees share-based compensation scheme
Pre-IPO share option expenses	3,750	-	-	3,750
RSU expenses	27,753	-	-	27,753
Exercise of pre-IPO share options	7	-	-	7
Vesting of RSUs	(11,123)	-	-	(11,123)
Equity-settled bonus	55,466	-	-	55,466
At December 31, 2023 and January 1, 2024	5,072,015	40,883	(905,054)	4,207,844
Loss for the year	-	-	(13,643)	(13,643)
Other comprehensive income for the year:
Exchange differences on translation of the Company	-	67,715	-	67,715
Total comprehensive income for the year	-	67,715	(13,643)	54,072
Issue of ordinary shares	533,923	-	-	533,923
Employees share-based compensation scheme
Pre-IPO share option expenses	-	-	-	-
RSU expenses	20,924	-	-	20,924
Exercise of pre-IPO share options	6	-	-	6
Vesting of RSUs	(14,671)	-	-	(14,671)
Equity-settled bonus	40,719	-	-	40,719
At December 31, 2024	5,652,916	108,598	(918,697)	4,842,817
At December 31, 2024 in US$	774,446	14,878	(125,861)	663,463

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

43.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (continued)

a)	Basis of presentation

The separate condensed financial statements above have been presented on a “parent company only” basis. Under a “parent company only” presentation, the Company’s investment in its subsidiaries is presented at cost. Such investment is presented on the separate condensed statements of financial position of the Company as “Investment in subsidiaries”.

The subsidiaries did not pay any dividends to the Company for the periods presented.

There were no indicators of impairment associated with the investment in subsidiaries as of December 31, 2023 and 2024.

Certain information and note disclosures normally included in financial statements prepared in accordance with IFRS Accounting Standards have been condensed or omitted in this parent company only condensed financial information by reference to the Group’s consolidated financial statements.

b)	Commitments

The Company does not have any significant commitments or long-term obligations as of December 31, 2023 and 2024.

44.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on April 16, 2025.