Form 20-F
period 2025-12-31
ASCENTAGE PHARMA GROUP INTERNATIONAL
filed 2026-04-29
CIK 2023311

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

68 Xinqing Road Suzhou Industrial Park, Suzhou, Jiangsu, China

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

373,322,192 Ordinary Shares, par value US$0.0001 per share, as of April 1, 2026.

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

PRESENTATION OF FINANCIAL INFORMATION

Our financial statements included in this Annual Report on Form 20-F are prepared in accordance with the International Financial Reporting Standards and its interpretations, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our financial statements are presented in Renminbi, or RMB and none of the financial statements are prepared in accordance with U.S. GAAP. Our fiscal year ends on December 31.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report are made at a rate of RMB6.9931to US$1.00, the exchange rate set forth for cable transfers in the City of New York, as certified by the Federal Reserve Bank of New York, on December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

“RSU” means restricted share units;

“SEC” means the U.S. Securities and Exchange Commission;

“SFC” refers to the Securities and Futures Commission of Hong Kong; and

“Takeda” refers to Takeda Pharmaceuticals International AG; and

“US$,” “U.S. dollars”, “dollars” and “$” means United States dollars, the legal currency of the United States.

“U.S. GAAP” means United States generally accepted accounting principles.

INDUSTRY AND MARKET DATA

This Annual Report on Form 20-F includes industry, market and competitive position data that have been derived from publicly available information, industry publications and other third-party sources, as well as from our own internal data and estimates. Certain information and data, including statistics, estimates and projections about market size and future growth, included in this Annual Report on Form 20-F have been derived from an industry report commissioned by use and independently prepared by Frost & Sullivan, or the F&S Report. Independent consultant reports, industry publications and other published sources generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report on Form 20-F. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Item 3. Key Information—D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. All statements other than statements of historical facts contained in this Annual Report on Form 20-F may be forward-looking statements, including statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is likely to” “may,” “plan,” “potential,” “will,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These forward-looking statements reflect our current views with respect to future events and are subject to risks and uncertainties, some of which are beyond our control, or other assumptions and important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements.

Forward-looking statements in this Annual Report include, but are not limited to, statements about:

●	our expectations regarding sales, manufacturing and commercialization of Olverembatinib and Lisaftoclax in China;

●	our expectations regarding the clinical development, regulatory approval and commercialization of Olverembatinib and Lisaftoclax outside of China and of our other proprietary product candidates, including trial initiation, patient enrollment, trial completion, data announcements, regulatory filings, and timing thereof;

●	our expectations regarding the potential advantages of our products and product candidates over existing therapies or therapies currently in development and expectations regarding the status of current therapies being used or being developed that are or may be competitive to our product candidates and potential changes to standard of care, and their comparative efficacy, safety, pharmacokinetics, or PK, pharmacodynamics, or PD, bioavailability and other characteristics;

●	our expectations with regard to our ability to create, identify, nominate, select, research and develop additional product candidates and to submit investigational new drug application, or INDs, and/or Clinical Trial Applications, or CTAs, for our pre-clinical product candidates and timing thereof;

●	our expectations regarding the potential advantages of our proprietary technologies over existing technology platforms, including drugs and therapies currently in development, and the prospects for our ongoing and future technology collaborations;

●	developments and projections relating to our competitors and our industry, including competing therapies and technologies;

●	our plans to expand our technology platform and the potential benefits of such platform;

●	our expectations with regard to the willingness and ability of our current and future partners and collaborators to pursue the development, approval and commercialization of our products and product candidates;

●	our and our partners’ product discovery, development and commercialization plans with respect to our products and product candidates and proprietary technologies;

v

●	our potential to enter into new collaborations, including research and similar collaborations with research institutions and hospitals;

●	our and our partners and collaborators’ ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials and commercialize products that are approved;

●	our expectations around the potential initiation, timing and success of clinical trials initiated by third parties, including IIT, of therapies including our products and product candidates;

●	the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;

●	the timing or likelihood of regulatory filings and approvals for our products and product candidates;

●	our ability to identify, and to negotiate contracts with, suitable contract manufacturing organizations, or CMOs, contract research organizations, or CROs, and the ability of such CMOs and CROs to manufacture sufficient quantities of our products and product candidates for clinical trials or commercialization in compliance with current good manufacturing practices, or cGMPs;

●	the commercialization and market acceptance of our products and product candidates;

●	our plans to continue to build our commercialization capabilities and to commercialize and market Olverembatinib, Lisaftoclax or other proprietary product candidates that may be approved;

●	the pricing of and reimbursement for our approved products in different markets;

●	the implementation of our business model and strategic plans for our business, products, product candidates and technologies;

●	our and our partners’ ability to operate our businesses without infringing the intellectual property rights and proprietary technology of third parties;

●	the scope of protection we and our partners are able to establish and maintain for intellectual property rights covering our products, product candidates and technologies;

●	our analysis of potential patent infringement claims and our rights with respect to such claims, and expectations around patent coverage and effectiveness of such coverage for competitive products and product candidates;

●	our receipt of future milestone payments, royalties and other payments from our partners, licensors and other collaborators and the expected timing of such payments;

●	the impact of regulatory developments, legislative actions and political conditions in the United States, China, Hong Kong and other jurisdictions, including trade policies and tariffs that may apply to products that we purchase or sell, or judicial decisions overturning or establishing new legal precedents;

●	our ability to operate in compliance with applicable laws which are complex and have different jurisdictional requirements;

●	our ability to effectively manage our anticipated growth;

●	our ability to attract and retain suitably qualified employees and key personnel, particularly for our commercialization efforts;

●	our expectations around increase of headcounts and operations in key geographic areas;

●	the timing, receipt of and terms and conditions of any required approvals, licenses or permits and the failure to renew, or the revocation of, any such approvals, licenses or permits;

●	our estimates regarding future expenses, capital requirements and needs for additional financing;

●	our expectation that the use of proceeds from our public and private financings and the period over which such proceeds, together with our available cash, will be sufficient to meet our operating needs; and

●	our future financial performance.

You should refer to the section of this Annual Report on Form 20-F titled “Item 3. Key Information—D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, you should not rely on these forward-looking statements as predictions of future events.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of risk factors

Our business faces significant risks and uncertainties. We are a Cayman Islands exempted company that conducts operations in multiple countries, primarily through our subsidiaries, with substantive business operations in China and in the United States. Under this holding company structure, investors in our ADSs hold equity interests in the Cayman Islands exempted company obtaining indirect ownership interests in our operating companies, including the PRC operating companies. This holding company structure involves certain risks to investors of our ADSs and ordinary shares. You should carefully consider all of the information set forth in this Annual Report on Form 20-F and in the other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks, any of which could have an adverse effect on the trading price of our securities. Additional risks not presently known to us or that we currently deem immaterial may also impair our business, financial condition and results of operations. In any such case, the market price of the ADSs could decline significantly, and you may lose all or part of your investment.

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks related to our financial position and need for additional capital

●	We have incurred significant net losses in the past, and we intend to continue to invest substantially in our business. As a result, we may not be able to achieve or sustain profitability in the future despite the commercialization of Olverembatinib and Lisaftoclax in China.

●	We will need to obtain additional financing to fund our operations, and if we are unable to obtain such financing, we may be unable to complete the development and commercialization of our drug candidates, including Olverembatinib and Lisaftoclax.

●	Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our current or future products and our drug candidates, including Olverembatinib and Lisaftoclax.

●	Our credit facility may not be available to us at all or on the same terms as it has in the past.

●	We have a limited history of generating revenues on which to evaluate our potential for future success and as a result it is difficult to evaluate our current business and predict our future performance.

Risks related to clinical development

●	Outside of China, we have not obtained any marketing authorization for any of our drug candidates. We depend substantially on the success of Olverembatinib, Lisaftoclax and our other drug candidates, several of which are in clinical development. Clinical development of drug candidates is inherently uncertain.

●	If clinical trials of our drug candidates fail to demonstrate safety and efficacy to the satisfaction of the U.S. Food and Drug Administration, or FDA, NMPA or other comparable regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the commercialization of Olverembatinib and Lisaftoclax in the United States or elsewhere or the development and commercialization of our other drug candidates.

●	Clinical drug development involves a lengthy and expensive process with uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results.

●	Many of our drug candidates are being tested or used by patients who are critically ill, who may be unfit for certain medical interventions or for whom there are no other treatments or options, which can result in heightened risk of adverse events, including death.

●	Interim, initial, top-line and preliminary data from our clinical trials that we announce or publish from time to time may materially change as more patient data become available and are subject to audit and verification procedures. We may also selectively report data to explore certain trends that are interesting, but you may not agree with our assessment as to what might be material or appropriate.

●	We may not be successful in our efforts to identify or discover additional drug candidates. Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain drug candidates; these decisions may prove to be wrong and may adversely affect our business.

●	If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Risks related to obtaining regulatory approval

●	The regulatory approval processes of the FDA, NMPA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed.

●	The FDA, NMPA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

●	If we are unable to obtain NMPA approval for our drug candidates to be eligible for an expedited registration pathway as Category 1 drug candidates, the time and cost we incur to obtain regulatory approvals may increase. Even if we receive such Category 1 designation, it may not lead to a faster development, review or approval process.

●	Where appropriate, we plan to secure approval from the FDA or comparable foreign regulatory authorities through the use of accelerated registration pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.

Risks related to commercialization

●	We are substantially dependent on the commercial success of Olverembatinib and Lisaftoclax. If we are unable to maintain or increase sales of Olverembatinib and Lisaftoclax, our ability to generate revenue and our financial condition will be adversely affected.

●	If we are not able to obtain, or experience delays in obtaining, required regulatory approvals for our drug candidates (including Olverembatinib and Lisaftoclax outside of China), we will not be able to commercialize our drug candidates in the markets that we desire, and our ability to generate revenue will be materially impaired.

●	We have and may continue to license commercialization or other rights and pursue other forms of collaboration worldwide, which can expose us to additional risks of conducting business in additional international markets.

●	We have limited commercialization experience, and we may lack the necessary expertise, personnel and resources to successfully commercialize any of our other products that receive regulatory approval on our own or together with collaborators.

Risks related to our intellectual property

●	If we are unable to protect and defend our proprietary technology or obtain and maintain patent protection for our drug candidates, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be adversely affected.

Risks related to our reliance on third parties

●	We rely on third parties to manufacture a portion of our drug candidate supplies, and we intend to rely on third parties for at least a portion of the manufacturing process of our drug candidates, including Olverembatinib and Lisaftoclax. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.

●	We have entered into collaborations and other relationships with leading biotechnology companies and research institutions and may form or seek other collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

●	We rely on third parties to conduct our preclinical studies and clinical trials and we must work effectively with collaborators to develop our drug candidates. In many cases, our drug candidates, including Olverembatinib and Lisaftoclax, are studied in third-party studies, including in investigator-initiated trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, or fail to design, execute, and complete appropriate and timely studies of our drug candidates, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.

Risks related to our industry, business and operations

●	If our manufacturing facilities are damaged or destroyed or production at such facilities is otherwise interrupted, our business and prospects would be negatively affected.

●	We have significantly increased our research, development, manufacturing, and commercial capabilities, and we may experience difficulties in managing our growth.

●	Any failure to comply with applicable regulations and industry standards or obtain or maintain various licenses and permits could harm our reputation and our business, results of operations and prospects.

●	The tension in international trade, rising political tension and increasing geopolitical risks, particularly between the United States and China, pose significant challenges that may adversely impact our business, results of operations and financial condition.

Risks related to doing business in the PRC

●	We are subject to continued approval, filing and other requirements of applicable U.S. securities laws and Nasdaq listing rules as a U.S. public company, and may be subject to further approval, filing or other requirements with PRC governmental authorities in connection with future capital-raising activities.

●	Recent greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment.

●	If the Public Company Accounting Oversight Board, or PCAOB, is unable to inspect or investigate completely our auditors located in China because of a position taken by a foreign authority and the SEC identifies the Company as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act for two consecutive years, our ADSs will be delisted from Nasdaq and our ordinary shares and ADSs will be prohibited from trading on a national securities exchange or in the over-the-counter market in the U.S. under the Holding Foreign Companies Accountable Act. The delisting of our ADSs, or the threat of their being delisted, and a prohibition from trading, may materially and adversely affect the value of our ordinary shares.

●	Existing regulation and future legislative actions in both the U.S. and China may restrict our ability to transfer our scientific data abroad.

Risks related to our ordinary shares and our ADSs

●	The dual listing of our ordinary shares and ADSs may adversely affect the liquidity and value of our ADSs and ordinary shares.

●	The trading prices of our ADSs have been and are likely to be volatile, which could result in substantial losses to you.

●	If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Risks related to our financial position and need for additional capital

We have incurred significant net losses in the past, and we intend to continue to invest substantially in our business. As a result, we may not be able to achieve or sustain profitability in the future despite the commercialization of Olverembatinib and Lisaftoclax in China.

We incurred a net loss of RMB1,243.0 million (US$177.7 million), RMB405.7 million and RMB925.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, we had accumulated losses of RMB7,013.3 million (US$1,002.9 million). Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a drug candidate will fail to gain regulatory approval or become commercially viable. We have devoted significant financial resources to research and development, including our nonclinical development activities and clinical trials. We continue to incur significant development and other expenses related to our ongoing operations.

Although we have commercialized Olverembatinib and Lisaftoclax in China, we have several other drug candidates in clinical and preclinical development. In addition, we expect to incur significant expenses related to obtaining regulatory approvals for Olverembatinib and Lisaftoclax in additional markets, including the United States. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs, selling and distribution expenses associated with commercialization of Olverembatinib and Lisaftoclax in China and general and administrative expenses associated with our operations.

We expect to continue to incur substantial and increasing losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for, our drug candidates (including Olverembatinib and Lisaftoclax outside of China), and commercialize such drug candidates, if approved. Typically, it takes many years to develop one new drug candidate from the time it is discovered to when it is available for treating patients. We may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses, our ability to generate revenues and the timing and amount of milestones and other required payments to third parties in connection with our potential future arrangements with third parties. If any of our drug candidates (including Olverembatinib and Lisaftoclax) fail in clinical trials or do not gain regulatory approval for the indications we seek or if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become and remain profitable may decrease the value of our Company and could impair our ability to maintain or further our research and development efforts, raise additional necessary capital, grow our business and continue our operations.

We expect our research and development expenses to continue to be significant in connection with our continued investment in our research and development platform and our ongoing and planned clinical trials for our drug candidates, including for Olverembatinib and Lisaftoclax. If we obtain regulatory approval for Olverembatinib and Lisaftoclax and our other drug candidates in the United States or other jurisdictions, we expect to incur increased sales and marketing and manufacturing and other expenses as we prepare to commercialize the approved drugs. In addition, we will continue to incur additional costs associated with operating as a U.S. and Hong Kong-listed public company.

As a result, if we fail to increase our revenues to offset the increases in our operating expenses, we expect to continue to incur operating losses for the foreseeable future. Our prior losses and expected future losses have had and will continue to have a material adverse effect on our financial condition and results of operations.

We will need to obtain additional financing to fund our operations, and if we are unable to obtain such financing, we may be unable to complete the development and commercialization of our drug candidates, including Olverembatinib and Lisaftoclax.

We have funded our operations primarily through equity financing. We have also received government subsidies that consist of funds from local governments as compensation for research activities and clinical trials, for which there are no outstanding obligations, as well as tax credits in China and Australia. Such government subsidies were mainly R&D-related subsidies received from the provincial and municipal governments of Suzhou and Guangzhou and the local taxation office in Australia for the years ended December 31, 2025 and 2024. Other than Olverembatinib and Lisaftoclax, which has been commercialized in China, we do not have any products approved for commercial sale in any other jurisdiction. During the years ended December 31, 2025, 2024 and 2023, we recognized RMB574.1 million (US$82.1million), RMB980.7 million and RMB222.0 million, respectively, in revenue from the sales of pharmaceutical products, commercialization rights income from our agreement with Innovent, intellectual property income from our agreement with Takeda and management fee income. Our other drug candidates (including Olverembatinib and Lisaftoclax outside of China) will require the completion of regulatory review, significant marketing efforts and substantial investment before they can provide us with any product sales revenue. Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts on drug discovery, advancing the clinical development of our drug candidates and launching and commercializing any drug candidates for which we receive regulatory approval (including Olverembatinib and Lisaftoclax), including by building and expanding our own commercial organizations to address certain markets.

As of December 31, 2025 we had RMB2,470.1 million (US$353.2 million) in cash and bank balances. We believe that our existing cash and bank balances and our loan facility, will enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months from the issuance of the consolidated financial statements included in this Annual Report on Form 20-F but may not be sufficient for us to fund any of our drug candidates through regulatory approval, which may last several years. We will need to obtain substantial financing to fund our future operations, including completing the development and commercialization of our drug candidates, including Olverembatinib and Lisaftoclax in the United States. Even if one or more of the drug candidates that we develop are approved for commercial sale, we anticipate incurring significant costs associated with sales, marketing, manufacturing, and distribution activities. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the NMPA, or other regulatory agencies to perform clinical trials or preclinical studies in addition to those that we currently anticipate. Other unanticipated costs may also arise. Because the design and outcome of our planned and anticipated preclinical studies and clinical trials are highly uncertain, we cannot reasonably estimate the actual amount of resources and funding that will be necessary to successfully complete the development and commercialization of any drug candidate we develop. We are not permitted to market or promote Olverembatinib and Lisaftoclax in the United States or other jurisdictions outside of the PRC, or any other drug candidate, before we receive marketing approval from the FDA, NMPA or other regulatory agencies. Moreover, we expect to increase our headcounts to support our expansion and our fixed expenses such as rent, interest expense and other contractual commitments are also expected to increase in the future.

Our cash and financial resources to support our operations involve risks and uncertainties, including the factors discussed elsewhere in this “Risk Factors” section. We could utilize our available capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including, but not limited to:

●	the progress, timing, scope and costs of our clinical trials, including the ability to timely enroll patients in our planned and potential future clinical trials;

●	the outcome, timing and cost of regulatory approvals by the FDA, NMPA and comparable regulatory authorities, including the potential that the FDA, NMPA or comparable regulatory authorities may require that we perform more studies than those that we currently expect;

●	the cost and timing of development and completion of commercial-scale internal or outsourced manufacturing activities;

●	the number and characteristics of drug candidates that we may develop (including as a combination therapy) and the requirements of any future acquisitions, in-licenses or collaborations;

●	the amount of sales and other revenues from Olverembatinib, Lisaftoclax and other drug candidates that we may commercialize, if any, including the selling prices for such potential products, if and when approved, and the availability of adequate third-party reimbursement;

●	the amount and timing of the milestone, royalty and/or other payments we receive under arrangements with our licensees, partners and collaborators, such as our collaboration and licensing agreement with Innovent, or are or may be required to pay under our current and future collaborations, licensing and other similar arrangements, and the terms of those arrangements;

●	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

●	selling and marketing costs associated with our current and future products, including the cost and timing of expanding our marketing and sales capabilities;

●	the costs of operating as a public company in both Hong Kong and the United States; and

●	the time and cost necessary to respond to technological and market developments.

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

The global economy, including credit and financial markets, has experienced volatility and disruptions recently. While the potential economic impacts of the current U.S. administration, geopolitical conflicts in Russia and Ukraine, Iran and the Middle East and in South America, and tensions in U.S.-China relations are difficult to assess or predict, these conditions have resulted in, and may continue to result in, volatility and disruptions in the capital and credit markets, reducing our ability to raise additional capital through equity, equity-linked or debt financings, which could negatively impact our short-term and long-term liquidity and our ability to operate in accordance with our operating plan, or at all. In addition, any public health emergencies may also cause extreme volatility and disruptions in the capital and credit markets. Our results of operations could be adversely affected by general conditions in the global economy and financial markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including our ability to raise additional capital when needed on favorable terms, if at all. The Federal Reserve raised interest rates multiple times in the past in response to concerns about inflation, and it may raise them again or determine not to continue to lower them in a timely manner. Higher interest rates, coupled with reduced government spending and volatility in financial markets, and recent and potential future disruptions in access to bank deposits and lending commitments due to bank failures, may increase economic uncertainty and affect consumer spending.

If adequate funds are not available, we may be required to delay or reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts. Therefore, our inability to obtain additional funding when we need it could seriously harm our business.

Raising additional capital will cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our current or future products and our drug candidates, including Olverembatinib and Lisaftoclax.

We may seek additional funding through a combination of equity offerings, government or private party grants, debt financings, collaborations, strategic alliances, licensing arrangements, and other marketing or distribution arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of the ADSs. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur debt, issue additional equity, declare dividends, acquire or license intellectual property rights, make capital expenditures and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of the ADSs to decline. In the event that we enter into collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties in order to raise capital, we may be required to grant licenses on terms that may not be favorable to us or relinquish valuable rights to our current or future revenue streams or rights to Olverembatinib, Lisaftoclax or our other drug candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms. We could also potentially have to share or relinquish certain rights to our platform or other assets.

Our credit facility may not be available to us at all or on the same terms as it has in the past.

Our credit facility contains restrictive covenants that primarily limit our ability to transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, conduct material investments or related party transactions, issue bonds, pay dividends, incur additional indebtedness and liens and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the credit facility, which may limit our operating flexibility. In addition, to secure our credit facilities, we may grant security interests from time to time. As of December 31, 2025, bank loans amounting to RMB600.2 million (US$85.8 million) were secured by the pledge of our buildings with a net carrying amount of RMB677.0 million (US$96.8 million) and right-of-use assets with a net carrying amount of RMB25.3 million (US$3.6 million). Such loans were also guaranteed by two of our subsidiaries. Any failure to satisfy our obligations under these bank loans could lead to foreclosure of the assets that secure these borrowings, disruption to business operations and payment obligations of our relevant subsidiaries, which could materially and adversely affect our business, results of operations and financial condition. There is no guarantee that we will be able to make scheduled payments for the principal and interest on any such loans or meet the restrictive covenants on our credit facility. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such loans. As a result, we would be in default of such loans, and the relevant counterparty could elect to declare the borrowings, together with accrued and unpaid interest and other fees, immediately due and payable and proceed against security interests under the loans, if any. If the borrowings were to be accelerated, our business and liquidity could nevertheless be subject to adverse effects.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2025, Ascentage Pharma Group Inc., our U.S. subsidiary located in Rockville, Maryland, had federal and state net operating loss carryforwards, or NOLs, of US$231.2 million and US$18.4 million, respectively, due to prior period losses. The Tax Cuts and Jobs Act of 2017, or the TCJA, allows for federal NOLs incurred in tax years beginning after December 31, 2017, to be carried forward indefinitely. The deductibility of federal NOLs is limited to 80% of the current year’s taxable income. However, NOLs generated prior to January 1, 2018, will still have a 20-year carryforward period, but are not subject to the 80% limitation. Furthermore, our ability to use NOLs is conditioned on Ascentage Pharma Group Inc. achieving and maintaining profitability in the future and generating U.S. federal taxable income. Since we do not know whether or when Ascentage Pharma Group Inc. will generate the U.S. federal taxable income necessary to use its remaining NOLs, its NOLs generated prior to January 1, 2018, could expire unused.

We have a limited history of generating revenues on which to evaluate our potential for future success and as a result it is difficult to evaluate our current business and predict our future performance.

We were founded in 2009 and did not generate any revenue from product sales until 2021. While we have commercialized Olverembatinib and Lisaftoclax in China, we have not received regulatory approval for Olverembatinib and Lisaftoclax in the United States or any other market, and we have no other products approved for commercial sale in any market.

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

We currently have several drug candidates in clinical development, and their risk of failure is high. We are unable to predict if these drug candidates or any of our other drug candidates that advance into clinical trials will prove safe or effective in humans or will obtain marketing approval. Because of the uncertainties and risks associated with clinical development activities, we face a significant risk of business failure. We can provide investors with no assurance that we will recover all or any portion of our capital investment in the clinical development of our drug candidates. If we are unsuccessful in addressing these risks, our business will most likely fail, and our investors could lose all or substantially all of their investments.

Risks related to clinical development

Outside of China, we have not obtained any marketing authorization for any of our drug candidates. We depend substantially on the success of Olverembatinib, Lisaftoclax and our other drug candidates, several of which are in clinical development. Clinical development of drug candidates is inherently uncertain.

To date, we have obtained regulatory approval in China for (a) Olverembatinib for the treatment of adult patients with chronic myeloid leukemia in chronic phase, or CML-CP, or chronic myeloid leukemia in accelerated phase, or CML-AP, with the T315I mutation and adult patients with CML-CP that is resistant or intolerant to first- and second- generation tyrosine kinase inhibitors, or TKIs, from NMPA and (b) Lisaftoclax for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma, or CLL/SLL, who have previously received at least one systemic therapy including Bruton’s tyrosine kinase, or BTK, inhibitors. Outside of China, we have not obtained marketing approval for any drug candidates conducted sales and marketing activities necessary for successful commercialization of any approved products.

We may fail to or be unable to design and execute clinical trials to support marketing approval of Olverembatinib or Lisaftoclax outside of China, or any of our other drug candidates. We cannot be certain that our current or planned clinical trials or any other future clinical trials will be completed on time or be successful. We cannot guarantee that the FDA or foreign regulatory authorities will agree with our study design, protocol or protocol amendments, or statistical plan, or that they will interpret clinical trial results as we do, and more clinical trials could be required before we are able to submit applications seeking approval of our drug candidates. To the extent that the results of the clinical trials are not satisfactory to the FDA or the applicable foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional clinical trials in support of potential approval of our drug candidates, including potential confirmatory or Phase 3 registrational trials. Even if regulatory approval is secured for any of our drug candidates, the terms of such approval may limit the scope and use of our drug candidate, which may also limit its commercial potential.

Our business and the ability to achieve and maintain profitability will depend on the continued commercialization of Olverembatinib and Lisaftoclax and the successful development, regulatory approval and commercialization of our drug candidates in key global markets, including Olverembatinib and Lisaftoclax in the United States and other jurisdictions. We have invested a significant portion of our efforts and financial resources in expanding the approved indications for Olverembatinib and Lisaftoclax in China, extending regulatory approval of Olverembatinib and Lisaftoclax to other countries, and the continuing clinical development of our other drug candidates in clinical trials around the world. The successful clinical development of Olverembatinib and Lisaftoclax in the United States and other jurisdictions and our other drug candidates will depend on several factors, including:

●	successful and timely completion of nonclinical and clinical development of our drug candidates and any future drug candidates, as well as the associated costs, including any unforeseen costs;

●	establishing and maintaining relationships with CROs and clinical sites for the clinical development, both in the United States and internationally, of our drug candidates and any future drug candidates;

●	timely submission of application for and receipt of marketing approvals from applicable regulatory authorities for any drug candidates for which we successfully complete clinical development;

●	receipt of regulatory approvals from the FDA, NMPA and other comparable regulatory authorities for our drug candidates;

●	making any required post-marketing approval commitments to applicable regulatory authorities;

●	developing an efficient and scalable manufacturing process for our drug candidates both in China and in countries outside of China, including obtaining finished products that are appropriately packaged for sale;

●	establishing and maintaining commercially viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for drug candidates that we develop, if approved;

●	successful commercial launch following any marketing approval, including the development of a commercial infrastructure, whether inhouse or with one or more collaborators;

●	a continued acceptable safety profile following any marketing approval of our drug candidates;

●	commercial acceptance of our drug candidates by patients, the medical community and third-party payors;

●	identifying, assessing and developing new drug candidates;

●	obtaining, maintaining and expanding patent protection, trade secret protection and regulatory exclusivity, in China, the United States and internationally;

●	protecting our rights in our intellectual property portfolio;

●	defending against third-party interference or infringement claims, if any;

●	negotiating favorable terms in any collaboration, licensing or other arrangements that may be necessary or desirable to develop, test, manufacture or commercialize our drug candidates, including any rights relating to third- party drug products and therapies used in combination therapies with our drug candidates;

●	obtaining coverage and adequate reimbursement by hospitals, government and third-party payors for drug candidates that we develop;

●	addressing any competing therapies and technological and market developments; and

●	attracting, hiring and retaining qualified personnel.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays in our ability or be unable to successfully complete the clinical development of our drug candidates or commercialize Olverembatinib and Lisaftoclax in accordance with the NMPA approval in China, which would materially harm our business and our ability to generate sufficient revenues and cash flows to continue our operations.

We may also experience delays in developing an approvable, sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, which may prevent us from completing our clinical trials or commercializing our drug candidates, including Olverembatinib and Lisaftoclax in the United States or in other jurisdictions outside of China, on a timely or profitable basis, if at all. If we need to transfer a portion of our manufacturing process to commercial partners, we are aware of only a limited number of companies on a worldwide basis who operate manufacturing facilities in which our drug candidates can be manufactured under cGMP regulations. It would take a substantial period of time for a contract facility that has not been producing small-molecule therapeutics to begin producing such under cGMP. We cannot be certain that we will be able to contract with any of these companies on acceptable terms, if at all. New manufacturers would also need to have sufficient rights under applicable intellectual property laws to the method of manufacturing such ingredients.

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

We have not submitted any new drug application, or NDA, to the FDA for any drug candidate. An NDA or other relevant regulatory filing must include extensive nonclinical and clinical data and supporting information to establish that the drug candidate is safe and effective for each desired indication. The NDA or other relevant regulatory filing must also include significant information regarding the chemistry, manufacturing and controls for the drug product. We cannot be certain that our current or future drug candidates will be successful in clinical trials. Further, even if they are successful in clinical trials, our drug candidates or any future drug candidates may not receive regulatory approval. If we do not receive regulatory approvals for current or future drug candidates beyond our NMPA approval for Olverembatinib and Lisaftoclax, we may not be able to continue our operations. Even if we successfully obtain regulatory approval to market a drug candidate, our revenue will depend, in part, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights, as well as the availability of competitive products and therapies, whether there is sufficient third-party reimbursement and adoption by physicians.

In June 2024, the U.S. Supreme Court overruled the Chevron doctrine, which gives deference to regulatory agencies’ statutory interpretations in litigation against federal government agencies, such as the FDA, where the law is ambiguous. This landmark Supreme Court decision may invite various stakeholders to bring lawsuits against the FDA to challenge longstanding decisions and policies of the FDA, including the FDA’s statutory interpretations of market exclusivities and the “substantial evidence” requirements for drug approvals, which could undermine the FDA’s authority, lead to uncertainty in the industry, and disrupt the FDA’s normal operations. Further, changes in the leadership, policies, and funding of FDA and other federal agencies under the current U.S. administration can have a material impact on FDA’s operations as well as our manufacturing, clinical and commercial development plans and timelines.

In February 2025, an executive order was signed asserting greater authority over all federal agencies, including those established by Congress as independent from direct presidential control. The executive order may lead to delays, if not cancellations, of pending and proposed regulations at federal agencies and introduces uncertainty as it subjects all significant regulatory actions by the agencies to the President’s supervision and control. We cannot predict the impact that such executive order, any future executive orders or legislation implementing executive orders may have on our business or our results of operations.

Aside from the NMPA approvals that we have obtained to date for Olverembatinib and Lisaftoclax, if clinical trials of our drug candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA, NMPA or other comparable regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to obtain approval and complete, the commercialization of Olverembatinib and Lisaftoclax in the United States or the development and commercialization of our other drug candidates.

Before obtaining regulatory approval for the sale of Olverembatinib and Lisaftoclax in the United States or in other jurisdictions outside of China or regulatory approval for the sale of other drug candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. We may experience numerous unexpected events during, or as a result of, clinical trials that could delay or prevent our ability to receive regulatory approval of or commercialize our drug candidates, including, but not limited to:

●	regulators, or institutional review boards, or IRBs, data safety monitoring boards, or DSMBs, or ethics committees, or ECs, may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

●	clinical trials of our drug candidates, whether as a monotherapy or a combination therapy, may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;

●	the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment may be insufficient or slower than we anticipate, or patients may drop out at a higher rate than we anticipate;

●	our third-party contractors, including clinical sites and investigators, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

●	we might have to suspend or terminate clinical trials of our drug candidates for various reasons, including, but not limited to, a finding of a lack of clinical response or a finding that participants are being exposed to unacceptable health risks;

●	regulators, IRBs, DSMBs or ECs may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

●	the cost of clinical trials of our drug candidates may be greater than we anticipate; and

●	our drug candidates, drugs that may be used in combination with our drug candidates or drug candidates in the same class as our drug candidates may cause adverse effects, have undesirable side effects or other unexpected characteristics, causing us or our investigators to suspend or terminate the trials.

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

Additionally, as some of our drug candidates represent a novel approach to cancer treatment, they carry inherent development risks that could result in delays in clinical development, heightened regulatory scrutiny, or delays in our ability to achieve regulatory approval. We may be required to further develop or modify the protocols related to our drug candidates to demonstrate safety or efficacy, which may delay clinical programs, regulatory approval or commercialization of our drug candidates, including Olverembatinib and Lisaftoclax in the United States and other jurisdictions outside of China, if approved. In addition, potential patients and their doctors may be inclined to use conventional standard-of-care treatments rather than enroll patients in any current or future clinical trial.

Significant clinical trial delays also could shorten any periods during which we have the exclusive right to commercialize our drug candidates or allow our competitors to bring drugs to market before we do and impair our ability to commercialize our drug candidates and may harm our business and results of operations.

Our product candidates (including Olverembatinib and Lisaftoclax) may cause or be associated with significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could prevent regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

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

Further, toxicities associated with approved drugs that have not been seen during clinical testing may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional contraindications, warnings and precautions being added to the drug label, significant restrictions on the use of the drug product or the withdrawal of the drug product from the market. We cannot predict whether Olverembatinib and Lisaftoclax or our other drug candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on nonclinical studies or early-stage clinical trials.

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

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular drug candidate or drug and our Company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. Hematological malignancies and other indications for which we develop drug products are inherently complex and heterogeneous, and the existence of certain mutations and biomarkers can impact the response rates and risk of adverse events. The pathways that we target can also implicate different diseases and indications and result in clinical trials where we enroll patients with different diseases. Additionally, these diseases are often treated with multiple lines of therapies resulting in patient populations with different treatment history and resistance or intolerance to certain existing drugs or therapies.

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

Preclinical studies and clinical testing are expensive and can take many years to complete, and its outcome is inherently uncertain. Failure or delay can occur at any time during the preclinical or clinical trial process. Success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful. In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same drug candidate due to numerous factors, including, but not limited to, changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, patient adherence to the dosing regimen, and other trial protocol elements and the rate of dropout among clinical trial participants. In the case of any trials we conduct, results may differ from earlier trials due to the larger number of clinical trial sites and additional countries and languages involved in such trials. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after positive results in earlier preclinical studies or clinical trials.

Notwithstanding any potential promising results in earlier studies and trials for any drug candidate, we cannot be certain that we will not face similar setbacks. In addition, the results of our preclinical animal studies, in vitro or other laboratory testing, may not be predictive of the results of outcomes in human clinical trials. For example, our drug candidates may demonstrate different chemical, biological, and pharmacological properties in patients than they do in laboratory studies or may interact with human biological systems in unforeseen or harmful ways. Drug candidates in clinical trials may fail to show the desired pharmacological properties or safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. The failure of clinical trials to demonstrate safety and efficacy for our desired indications could harm the development of the relevant drug candidate as well as other drug candidates employing the same technology, which could have a significant impact on our product pipeline and future growth prospects. Even if we are able to initiate and complete the necessary clinical trials, the results may not be sufficient to obtain regulatory approval for our drug candidates.

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

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs, DSMBs or ECs of the institutions in which such clinical trials are being conducted, by a DSMB for such clinical trial or by the FDA or comparable foreign regulatory authorities. Clinical trials can be delayed or terminated or fail to meet endpoints for a variety of reasons, including, but not limited to, delays or failures related to:

●	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;

●	the FDA or comparable foreign regulatory authorities disagreeing with our clinical development strategy or statistical plan;

●	changes in governmental regulations or administrative actions;

●	delays in our ability to commence a clinical trial;

●	reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

●	obtaining IRB, DSMB and/or EC approval at each clinical trial site;

●	recruiting an adequate number of suitable patients to participate in a clinical trial on a timely basis;

●	the number of patients required for clinical trials of our drug candidates may be larger than we anticipate;

●	having subjects complete a clinical trial or return for post-treatment follow-up;

●	clinical trial sites deviating from clinical trial protocol or dropping out of a clinical trial;

●	protocol deviations or non-compliance with Good Clinical Practice, or GCP, requirements, or other data integrity reasons, that cause us or the FDA or other regulatory authorities to exclude data from non-compliant sites or investigators, which may cause the trial to be underpowered to meet the endpoints;

●	delays by us or our CROs in qualifying or analyzing patient data at the completion of clinical trials;

●	failure to demonstrate a benefit from using a drug candidate;

●	addressing subject safety concerns that arise during the course of a clinical trial;

●	adding a sufficient number of clinical trial sites; or

●	obtaining sufficient supply of drug candidates for use in nonclinical studies or clinical trials from third-party suppliers.

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

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, particularly as we move towards the commercial stage of our drug candidates, we may be required to report some of these relationships to the FDA, certain national registers or other applicable agencies and comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site, and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our drug candidates. If we experience delays in the completion of, or termination of, any clinical trial of our drug candidates, the commercial prospects of our drug candidates will be harmed, and our ability to generate product revenues from any of these drug candidates will be delayed.

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

Olverembatinib and Lisaftoclax are our only drug candidates that have received regulatory approval in any jurisdiction. Each of Olverembatinib and Lisaftoclax are also in Phase 3 registrational trials for other indications, and we have ongoing clinical trials for Alrizomadlin, Pelcitoclax, APG-5918, APG-2449, APG-3288, and other product candidates. Regulatory approval generally requires the completion of a Phase 3 clinical trial to test the safety and efficacy of the drug candidate on a large sample of patients unless an expedited program or pathway is granted by relevant regulatory authorities. The timeline between a Phase 1 clinical trial and a Phase 3 clinical trial and subsequent filing of an NDA or foreign equivalent can take several years. We will need to commit substantial time and additional resources to conduct further nonclinical studies and clinical trials before we can submit an NDA or foreign equivalent with respect to any of our drug candidates. We cannot predict with any certainty if or when we might submit an NDA or foreign equivalent for regulatory approval for any of our drug candidates.

We may not be successful in our efforts to identify or discover additional drug candidates. Due to our limited resources and access to capital, we must, and have in the past decided to prioritize development of certain drug candidates; these decisions may prove to be wrong and may adversely affect our business.

Our future results of operations are dependent on our ability to successfully discover, develop, obtain regulatory approval for and commercialize drug candidates beyond those we currently have in clinical and nonclinical development. A drug candidate can unexpectedly fail at any stage of nonclinical and clinical development. The historical failure rate for drug candidates is high due to risks relating to safety, efficacy, clinical execution, changing standards of medical care, and other unpredictable variables. The results from nonclinical testing or early clinical trials of a drug candidate may not be predictive of the results that will be obtained in later stage clinical trials of the drug candidate. If we fail to identify potential drug candidates, our business could be materially harmed. The success of other future drug candidates we may develop will depend on many factors, including the following:

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

Our drug candidates, including Olverembatinib and Lisaftoclax, and the activities associated with their development and commercialization, including their research, development, design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable foreign regulatory authorities. Before we can commercialize and market any of our drug candidates, we must obtain marketing approval for the desired indication and patient population.

Obtaining approval by the FDA and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the drug candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. For example, if the FDA or other regulatory authority requires us to change our study protocol or design, our clinical trial plans may be delayed. Further, securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by the relevant regulatory authority. Regulatory authorities have broad authority in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional nonclinical, clinical or other data. Even if we eventually complete clinical testing and receive marketing approval for our drug candidates, the FDA and other comparable foreign regulatory authorities may approve our drug candidates for a more limited indication or a narrower patient population than we originally requested or may impose other prescribing limitations or warnings that limit the drug candidate’s commercial potential. We have not submitted for, or obtained, marketing approval for any drug candidate outside of China, and it is possible that none of our drug candidates will ever obtain such regulatory approval. Further, development of our drug candidates or regulatory approval may be delayed for reasons beyond our control.

We have obtained NMPA approvals for Olverembatinib for the treatment of adult patients with CML-CP with the T315I mutations, CML-AP with the T315I mutations, and CML-CP resistant or intolerant to first and second-generation TKIs and for Lisaftoclax for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy including BTK inhibitors. We are authorized to market Olverembatinib and Lisaftoclax for these approved indications in China. However, in order to market in other regions such as the United States and other jurisdictions, we must obtain regulatory approvals or clearances in those jurisdictions. None of our other drug candidates have received marketing approval from any regulatory authority, other than Olverembatinib and Lisaftoclax in China as described above. It is possible that none of our existing drug candidates or any drug candidates we may discover, in-license or acquire and seek to develop in the future will ever obtain regulatory approval.

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

The acceptance of study data by the FDA, NMPA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from United States clinical trials are intended to serve as the basis for marketing approval in the foreign countries outside the United States or vice versa, the standards for clinical trials and approval may be different. There can be no assurance that any United States or foreign regulatory authority would accept data from trials conducted outside of its applicable jurisdiction. If the FDA, NMPA or any applicable foreign regulatory authority does not accept such data, there is a risk it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our drug candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

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

The NMPA categorizes domestically manufactured innovative drug applications as Category 1, provided such drug has a new and clearly defined structure, pharmacological property and apparent clinical value and has not been marketed anywhere in the world. Domestically developed and manufactured innovative drugs will be attributed to Category 1 for their clinical trial application, or CTA, and NDA applications. While some multinational pharmaceutical companies may file CTAs with the NMPA prior to approval of a drug in another country in order to take advantage of Category 1 classification, such drug will most likely be assigned to Category 5 for NDA approval purposes because, based on historical observations, multinational pharmaceutical companies will typically not prioritize applying for local manufacturing rights in China, hence subjecting the drug to the imported drug status. The imported drug registration pathway is more complex and is evolving. Imported drug registration applications in China may only be submitted after a drug has obtained an NDA approval and received the Certificate of Pharmaceutical Product granted by a major drug regulatory authority, such as the FDA. A Category 1 designation by the NMPA may not be granted for any of our drug candidates or may not lead to faster development or regulatory review or approval process. Moreover, a Category 1 designation does not increase the likelihood that our drug candidates will receive regulatory approval. Further, there have been recent regulatory initiatives in China regarding clinical trial approvals, the evaluation and approval of certain drugs and medical devices and the simplification and acceleration of the clinical trial process. For more information, see “Item 4. Information on the Company—B. Business Overview—Government regulation—PRC regulation.”

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

Where appropriate, we plan to pursue approval from the FDA or comparable foreign regulatory authorities through the use of accelerated registration pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with post-marketing requirements or commitments, the FDA may seek to withdraw accelerated approval.

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

To the extent we obtain orphan drug designation, rare pediatric disease and/or Fast Track designation, we may not be able to maintain or take advantage of all the benefits associated with such designations for our drug candidates. Further, orphan drug exclusivity may not prevent the FDA, NMPA or other comparable foreign regulatory authorities from approving competing products.

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

In particular, Olverembatinib was granted orphan drug designation by FDA for the treatment of CML, acute myeloid leukemia, or AML, acute lymphocytic leukemia, or ALL, and gastrointestinal stromal tumor, or GIST, and a Fast-Track Designation for the treatment of CML in patients with certain genetic markers who have failed to respond to treatments with existing TKIs. Lisaftoclax was granted orphan drug designation for the treatment of myelodysplastic syndrome Such designations may not effectively protect the drug candidate from competition because different drugs can be approved for the same condition and the same drugs can be approved for a different condition but used off-label for any orphan indication we may obtain. Even after an orphan drug is approved, the FDA can subsequently approve a drug that is otherwise the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

In response to the court decision in Catalyst Pharms., Inc. v. Becerra, 14 F.4th 1299 (11th Cir. 2021), in January 2023, Congress, in an amendment to the Orphan Drug Act in the Consolidated Appropriations Act of 2026 or CAA, clarified that orphan drug exclusivity applies to the FDA’s same approved use or indication within a rare disease, rather than the entire rare disease or condition. The change abrogated the decision in Catalyst v. Becerra and aligns the statutory text with the FDA’s longstanding interpretation. This change makes explicit that orphan drug exclusivity blocks approval of the same drug only for the same approved use or indication, not for all uses within the broader designated disease. The amendment also applied retroactively. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug candidate any advantage in the regulatory review or approval process or entitles the drug candidate to priority review.

Under the rare pediatric disease designation and priority review voucher, or PRV, program, a sponsor that receives an approval for a drug product for a rare pediatric disease may qualify for a voucher that can be redeemed to receive priority review for a different product. The sponsor may transfer or sell the voucher to another sponsor. FDA awards rare pediatric disease PRVs to sponsors of rare pediatric disease products that are approved and meet certain criteria. The PRV program was previously subject to a sunset period by which eligibility to receive a voucher was limited to products that received rare pediatric disease designation by December 20, 2024. However, as of February 3, 2026, the enactment of the CAA has allowed the program to resume and reauthorizes designations until September 30, 2029. To date, we have received rare pediatric disease designation for at least one of our drug candidates but not an approval, and changes to the rare pediatric disease program can impact our ability to realize the full benefits of the designation.

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

Regulatory approval may be substantially delayed or may not be obtained for our drug candidates (including Olverembatinib and Lisaftoclax outside of China) if regulatory authorities require additional time or studies to assess the safety and efficacy of our drug candidates.

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

The ability of the FDA to review and approve new products or other regulatory filings can be affected by a variety of factors, including government budget and funding levels, government shutdowns, significant layoffs or turnovers, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. Layoffs in 2025 at several U.S. health agencies, including the FDA, the Department of Health and Human Services, the Centers for Disease Control and Prevention and the National Institutes of Health, have impacted the FDA’s ability to review and approve new medicines and conduct necessary inspections. Over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and SEC, have had to furlough employees and experience substantial funding cuts and pause or delay critical activities. In addition, government funding of the FDA, SEC, and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable, and spending allocation priorities may undergo significant changes through congressional budgeting and appropriations processes.

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

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Drugs may be promoted only for their approved indications and for use in accordance with the provisions of the approved label. The FDA, NMPA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The policies of the FDA, NMPA and of other regulatory authorities may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained and we may not achieve or sustain profitability.

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

Risks related to commercialization

We are substantially dependent on the commercial success of Olverembatinib and Lisaftoclax. If we are unable to maintain or increase sales of Olverembatinib and Lisaftoclax, our ability to generate revenue and our financial condition will be adversely affected.

We are substantially dependent on the commercial success of Olverembatinib and Lisaftoclax, our only products approved for sale in China. Sales of Olverembatinib and Lisaftoclax in China accounted for substantially all of our revenues for the years ended December 31, 2024 and 2023, and although a substantial portion of our revenue for the year ended December 31, 2024 was related to intellectual property income and option payment received from Takeda under the Takeda Exclusive Option Agreement (as defined below), we expect our revenues to continue to be driven primarily by sales of Olverembatinib and Lisaftoclax in the near term. Our ability to successfully market Olverembatinib and Lisaftoclax and our other current and future drug candidates depends on numerous factors, including but not limited to those described elsewhere in this section, some of which are beyond our control. If we are unable to obtain regulatory approval for Olverembatinib and Lisaftoclax in the United States, or if we are unable to continue to commercialize Olverembatinib and Lisaftoclax successfully in China or commercialize our other current and future drug candidates or are unable to obtain a distributor or partner to commercialize them, we may generate substantially less revenue or may not be able to generate any revenue. This would result in an adverse effect on our business, financial condition, results of operations and growth prospects.

If we are not able to obtain, or experience delays in obtaining, required regulatory approvals for our drug candidates (including Olverembatinib and Lisaftoclax outside of China), we will not be able to commercialize our drug candidates in the markets that we desire, and our ability to generate revenue will be materially impaired.

We became a commercial-stage company in 2021 upon commercialization of Olverembatinib and Lisaftoclax in China. We have not received regulatory approval to market Olverembatinib and Lisaftoclax in the United States or any market outside of China and, other than Olverembatinib and Lisaftoclax, do not have any drug candidates that have gained regulatory approval for sale in the United States, the PRC or any other country, and we cannot guarantee that we will ever have internally developed drugs approved for commercialization outside of China. Our business is substantially dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize our drug candidates in a timely manner. We cannot commercialize any products or drug candidates without first obtaining regulatory approval to market each drug from the FDA, NMPA and/or comparable regulatory authorities. We are currently conducting Phase 3 registrational trials for Olverembatinib and Lisaftoclax in the United States and in other countries outside of China, and certain of our other drug candidates are also currently undergoing clinical trials. We cannot predict whether these trials and future trials will be successful or whether regulators will agree with our conclusions regarding the preclinical studies and clinical trials we have conducted to date.

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

The process to develop, obtain regulatory approval for and commercialize drug candidates is long, complex and costly both inside and outside the United States and the PRC, and approval is never guaranteed. Even if Olverembatinib and Lisaftoclax and our other drug candidates were to successfully obtain approval from the relevant regulatory authorities, any approval might significantly limit the approved indications for use, or require that precautions, contraindications or warnings be included on the product labeling, or require expensive and time-consuming post- approval clinical trials or surveillance as conditions of approval. Following any approval for commercial sale of our drug candidates, certain changes to the drug, such as changes in manufacturing processes and additional labeling claims, may be subject to additional review and approval by the FDA, NMPA and comparable regulatory authorities. Also, regulatory approval for any of our drug candidates may be withdrawn. If we are unable to obtain regulatory approval for our drug candidates in one or more jurisdictions, or any approval contains significant limitations, our target market will be reduced and our ability to realize the full market potential of our drug candidates will be harmed. Furthermore, we may not be able to obtain sufficient funding or generate sufficient revenue and cash flows to continue the development of any other drug candidate in the future.

We have and may continue to license commercialization or other rights and pursue other forms of collaboration worldwide, which can expose us to additional risks of conducting business in additional international markets.

Non-U.S. markets are an important component of our growth strategy. We intend to focus on additional opportunities in the PRC, in particular, but may also pursue partnerships in other geographies. Our ability to enter into partnerships will depend in large part on whether we are able to successfully demonstrate that our small-molecule drug candidates are attractive novel therapies for cancer. If we fail to obtain licenses or enter into collaboration arrangements with third parties in these markets, or if these parties are not successful, our revenue-generating growth potential will be adversely affected. Moreover, international business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:

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

We have limited experience as a commercial organization, and we have no commercialization experience in the United States. Although we have commercialized Olverembatinib and Lisaftoclax in China, we may lack the necessary expertise, personnel and resources to successfully commercialize Olverembatinib and Lisaftoclax in the United States or any other key global markets, and we may not be successful in commercializing any of our other products that receive regulatory approval on our own or together with collaborators, if at all.

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

The development and commercialization of new drugs is highly competitive and characterized by rapidly advancing technologies, with a strong emphasis on proprietary products. We face competition with respect to Olverembatinib and Lisaftoclax, our current drug candidates and any future drugs that we may develop or in-license from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies, including AbbVie, Enliven, Roche, BeOne, Terns, Novartis, Innocare, Oric, Agios, and Takeda that currently market and sell drugs or are pursuing the development of drugs that are addressing similar pathways and mechanisms of actions as our drug candidates. See “Item 4. Information on the Company—B. Business Overview—Competition.” Some of these competitive drugs and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

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

Our drug candidates, if approved under an NDA, could face generic competition earlier than expected. The enactment of the Generic Drug User Fee Amendments of 2012 as part of the Food and Drug Administration Safety and Innovation Act of 2012 established a user fee program to generate hundreds of millions of dollars in funding for the FDA’s generic drug review program. Funding from the user fee program, along with performance goals that the FDA negotiated with the generic drug industry, could significantly decrease the timeframe for FDA review and approval of generic drug applications. In addition, the pricing of our drug candidates depends, and if and when approved for marketing, will depend, in part, on the pricing strategies adopted by our competitors. If we or our partners are forced to reduce the prices of our drug candidates, or if sales of our drug candidates fall, due to competitive pricing, our revenue will be negatively affected.

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

Cancer therapies are sometimes characterized as first line, second line or third line, and the FDA often approves new therapies initially only for third line use. When cancer is detected early enough, first line therapy is sometimes adequate to cure the cancer or prolong life without a cure. Whenever first line therapy, usually chemotherapy, hormone therapy, surgery or a combination of these, proves unsuccessful; second line therapy may be administered. Second line therapies often consist of more chemotherapy, radiation, mAb drugs, tumor targeted small molecules or a combination of these. Third line therapies can include bone marrow transplantation, mAb and small molecule targeted therapies, more invasive forms of surgery and new technologies. In markets with approved therapies, we expect to initially seek approval of our drug candidates as a later stage therapy for patients who have failed other approved treatments. Subsequently, for those drugs that prove to be sufficiently beneficial, if any, we would expect to seek approval as a second line therapy and potentially as a first line therapy, but there is no guarantee that our drug candidates, even if approved, would be approved for second line or first line therapy. In addition, we may have to conduct additional clinical trials prior to gaining approval for second line or first line therapy.

Our projections of both the number of people who have the cancers we are targeting, as well as the subset of people with these cancers in a position to receive later stage therapy and who have the potential to benefit from treatment with our drug candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these cancers. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our drug candidates may be limited or may not be amenable to treatment with our drug candidates. Even if we obtain significant market share for our drug candidates, because the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications, including use as a first-or second-line therapy.

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

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our drug candidates or any future drug candidates, restrict or regulate post-approval activities and affect our ability to profitably sell a drug product for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example:

●	changes to our manufacturing arrangements;

●	additions or modifications to drug product labeling;

●	changes to reimbursement in government-funded healthcare programs;

●	the recall or discontinuation of our drug products; or

●	additional record-keeping requirements.

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

Further, the OBBBA has enacted, among others, changes to eligibility requirements for premium tax credits, which has resulted, and is expected to result, in less coverage in the ACA’s health insurance marketplace (“Marketplace”) over the next few years and has made other changes to the enrollment and eligibility requirements for Medicaid. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how additional challenges and healthcare reform measures under the current U.S. administration will impact the ACA. For example, the CMS recently proposed two mandatory payment model pilots, the Guarding U.S. Medicare Against Rising Drug Costs (“GUARD”) Model, focused on Part D drugs, and Global Benchmark for Efficient Drug Pricing (“GLOBE”), focused on Part B drugs, which will require pharmaceutical companies to pay additional rebates on certain medicine whose U.S. net-of-discount prices exceed those in certain other countries. Complying with any new legislation and regulatory requirements could be time-intensive and expensive, resulting in a material adverse effect on our business.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. For example, the IRA includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, such as directing the federal government to negotiate a maximum fair price for certain higher-cost single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out- of-pocket prescription drug costs for beneficiaries and impose new required discounts on manufacturers, among other changes. Various industry stakeholders, including pharmaceutical companies and the Pharmaceutical Research and Manufacturers of America, have initiated lawsuits against the federal government asserting that the price negotiation provisions of IRA are unconstitutional. The impact of these judicial challenges as well as other legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the current U.S. administration on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms, including any potential expansion of government price controls, may prevent us from being able to generate revenue, attain profitability, or commercialize our drug candidates, if approved.

If our drug candidates obtain marketing approval in the United States, the 340B Drug Pricing Program may require us to provide significant discounts on outpatient drugs to eligible healthcare organizations. The program has expanded substantially in recent years, and further expansion of the 340B program, the number of covered entities, or contract pharmacy arrangements could negatively impact our revenues and results of operations. Sales under the 340B program are made at a significant discount to our wholesale acquisition cost. Growth in 340B-eligible purchases as a percentage of our total U.S. sales could negatively impact our net revenues and gross margins.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our drug products, once approved, or put pressure on our drug product pricing. A number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization after obtaining regulatory approval for any of our drug products. Further, FDA has authorized the state of Florida to develop Section 804 Importation Programs to import certain prescription drugs from Canada for a limited period of time to help reduce drug costs, provided that Florida’s Agency for Health Care Administration meets the requirements set forth by the FDA. Other states may follow Florida, while other states await FDA approval. We expect that additional state and federal healthcare reform measures may be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our drug candidates or additional pricing pressures.

In addition, recent legislative and regulatory proposals in the United States have included “most favored nation”, or MFN, drug pricing policies designed to align the prices in the U.S. with the lower prices in other countries. If enacted, this could affect profitability for any of our drug candidates that obtain marketing approval in the U.S., if any, as well as in other countries, as a price referencing policy to the U.S. market could make it commercially unviable to launch in a price constrained market. There are investigations underway to examine price differentials and consider policy approaches for implementation, including through administrative action. To the extent that such regulatory and policy changes have a negative impact on us, including through adverse implications in drug pricing and local market access, such changes could adversely impact our business, results of operations and financial position.

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

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future, including repeal, replacement or significant revisions to the ACA, the IRA or new legislation. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare or impose price controls may adversely affect:

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

We expect that other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and additional downward pressure on the price that we receive for any approved drug product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drug candidates.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. We cannot be sure to what extent the trajectory of these legislative and regulatory proposals will be implemented by the federal and state governments, whether additional legislative changes will be enacted, whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our drug candidates, if any, may be. Further, recent policy changes affecting the FDA have resulted in significant changes to research, testing, regulatory approval or clearance, manufacturing and marketing of FDA-regulated products. The FDA has also adopted certain programs, including the PreCheck Program and Commissioner’s National Priority Review Voucher Program, designed to increase domestic production of FDA-regulated products and increased enforcement activities by issuing larger numbers of warning letters to pharmaceutical companies related to violation of regulatory standards governing direct-to-consumer advertising. In addition, increased scrutiny by Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements. Changes to healthcare regulation and policies, agency priorities, enforcement initiatives and focus, and coverage and reimbursement for healthcare products and services may be sudden and unexpected, and we may experience increased costs to monitor for such changes and respond to any new requirements affecting our business and operations.

There is also a great degree of uncertainty regarding how the U.S. Supreme Court decisions, including Loper Bright Enterprises v. Raimondo and Corner Post, Inc. v. Board of Governors of the Federal Reserve System, will impact enforcement and decision-making authority of regulatory agencies, including those of the FDA. Loper Bright explicitly overturned Chevron deference, which previously gave judicial deference to administrative action by agencies in the executive branch. Further, the Supreme Court’s decision in Corner Post may result in challenges to FDA decisions by new litigants long into the future, resulting in greater uncertainty about our continued operations. In February 2025, an executive order was signed asserting greater authority over all federal agencies, including those established by Congress as independent from direct presidential control. The executive order may lead to delays, if not cancellations, of pending and proposed regulations at federal agencies and introduces uncertainty as it subjects all significant regulatory actions by the agencies to the President’s supervision and control. We cannot predict the impact that such executive order, any future executive orders or legislation implementing executive orders may have on our business or our results of operations.

We may be subject, directly or indirectly, to applicable U.S. federal and state anti-kickback, false claims laws, physician payment transparency laws, fraud and abuse laws or similar healthcare, privacy, and security laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any drug candidates for which we obtain marketing approval, or for which we may provide contracted promotional services to third parties. Our current and future arrangements with healthcare professionals, clinical investigators, CROs, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations (at the federal and state level) that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our drug products for which we obtain marketing approval. Similarly, our participation in the federal health care programs and acceptance of federal grant funding may subject us to federal false claims laws, civil penalties and assessments, criminal prosecution, and other administrative, civil, and criminal remedies.

In addition, once our product is approved in the U.S. we may be subject to transparency laws and patient privacy and security regulation by both the U.S. federal government and the states in which we conduct our business.

Once we have an approved product in the U.S., the laws in the U.S. that may affect our ability to operate include, but are not limited to, the following examples:

●	The federal Anti-Kickback Statute, or AKS, prohibits, among other things, persons and entities including pharmaceutical manufacturers from, among other things, knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for or the purchase, lease, or order of, or the arranging for an item or service for which payment may be made, in whole or in part, under federal healthcare programs such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. Although there are several statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, they are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending or arranging for the prescription or purchase of any drug product may be subject to scrutiny if they do not qualify for an exception or safe harbor. This law would apply to our marketing practices, educational programs, pricing policies, and relationships with healthcare providers. We continue to evaluate what effect, if any, these rules will have on our business.

●	The federal civil and criminal false claims laws and civil monetary penalty laws impose a range of prohibitions and compliance considerations. For example, the False Claims Act, or FCA, prohibits individuals or entities from, among other things, knowingly presenting, or causing to be presented, claims for payment to, or approval by, the federal government that are false, fictitious or fraudulent or knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Claims resulting from a violation of the federal AKS or the FDCA constitute a false or fraudulent claim for purposes of the FCA. Promotion that is deemed to be “off label” can also be the basis of FCA exposure.

●	The federal Civil Monetary Penalties law prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier.

●	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations imposes criminal and civil liability for fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of these statutes is a felony and may result in fines, imprisonment or exclusion from governmental programs. Similar to the federal AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs, or integrity oversight and reporting obligations to resolve allegations of non-compliance.

●	Privacy and data security laws may apply to our business. Under Section 5(a) of the Federal Trade Commission Act, the Federal Trade Commission, or the FTC, expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Medical data is considered sensitive data that merits stronger safeguards. The FTC’s guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA Security Rule. States may also impose requirements, for example the California Consumer Privacy Act created data privacy obligations for covered companies and providing privacy rights to California residents, including the right to opt out of certain disclosures of their information and other states have adopted consumer privacy laws and regulations, including those specific to health information. HIPAA, as amended by HITECH and its implementing regulations, also imposes obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HITECH created new tiers of civil monetary penalties, made civil and criminal penalties directly applicable to business associates, and gave state attorneys authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA laws and seek attorneys’ fees and costs. While we are not currently a covered entity or a business associate under HIPAA, our future operations could subject us to HIPAA as a business associate or covered entity, depending on the scope of such operations.

●	The federal physician payment transparency requirements, sometimes referred to as the “Physician Payments Sunshine Act,” requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under government healthcare programs to annually report to the Centers for Medicare and Medicaid Services, or CMS, information related to certain payments or other transfers of value made or distributed to physicians, certain non-physician practitioners and teaching hospitals, as well as ownership and investment interests held by such healthcare provider and their immediate family members. While we are currently not subject to the Physician Payments Sunshine Act, if our products are approved in the U.S., this may become applicable to us.

●	For both investigational and commercialized products, interactions with or communications directed to healthcare providers, patients or patient- or disease-advocates or advocacy groups, and payors, are subject to heightened scrutiny by the FDA. Relative to nonpromotional communications, for example, there are specific and limited FDA accommodations for nonpromotional, truthful and non-misleading sharing of information regarding products in development and off-label uses including dissemination of peer-reviewed reprints, support of independent continuing medical education, and healthcare economic discussions with payors. In a competitive environment, a company’s communications about products in development may also be subject to heightened scrutiny.

●	Analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to items or services reimbursed by any third-party payor, including commercial insurers, and in some cases may apply regardless of payor (i.e., even for self-pay scenarios). Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report pricing and marketing information, including, among other things, information related to payments to physicians and other healthcare providers or marketing expenditures, state and local laws that require the registration of pharmaceutical sales representatives. Many of these state laws differ from each other in significant ways and may not have the same effect, and may apply more broadly or be stricter than their federal counterparts, thus complicating compliance efforts; and

●	Price reporting laws require the calculation and reporting of complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursements or discounts on our drug products. Participation in such programs and compliance with their requirements may subject us to increased infrastructure costs and potentially limit our ability to price our drug products.

In addition to FDA restrictions on the marketing of pharmaceutical products, pharmaceutical manufacturers who obtain FDA approval for any drug candidates and who begin commercializing those drugs in the United States may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. The activities of pharmaceutical manufacturers are also subject to regulation by numerous regulatory authorities including CMS, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, or the FTC, the Occupational Safety & Health Administration, the Department of Commerce, the Environmental Protection Agency, and state and local governments. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, pharmaceutical manufacturers who have approved drug products on the market may be subject to patient privacy regulation by both the federal government and the states in which they conduct business. If any of our drug candidates, including Olverembatinib and Lisaftoclax in the United States, are approved, our operations may be subject to such patient privacy regulations.

Additionally, we may be subject to state and non-U.S. equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope and may apply regardless of the payor. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not just governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement, we could be subject to penalties.

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

Defending against any such actions can be costly and time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs, which may also adversely affect our business.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities.

If and when we are subject to these U.S. laws, ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations involves substantial costs. The compliance and enforcement landscape, and related risk, is informed by government enforcement precedent and settlement history, Office of Inspector General advisory opinions, and special fraud alerts. Our approach to compliance may evolve over time in light of these types of developments. Additionally, the potential safe harbors available under the federal AKS are subject to change through legislative and regulatory action, and we may decide to adjust our business practices or be subject to heightened scrutiny as a result. If our operations, including activities to be conducted by our sales team, were to be found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, qui tam actions brought by individual whistleblowers in the name of the government, and the curtailment or restructuring of our operations.

Misconduct by these parties could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.

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

Privacy, data protection and information security regulation is evolving at both the domestic and international level. Laws in all 50 U.S. states require businesses to provide notice under certain circumstances to governmental authorities and affected individuals in connection with certain breaches of personal information, and, in the future, we may be required to notify applicable governmental authorities and affected individuals in the event of a data breach or other data security incident. In addition to data breach notification laws, some states have enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, or CPRA and collectively, CCPA, and approximately one-third of U.S. states have enacted new data protection and privacy rights, requiring covered companies to grant rights to consumers regarding their personal information and implement processes to enable consumers to exercise their rights. Certain of these laws provide a private right of action for certain data breaches or provide for administrative fines, including the CCPA, among others, which provides for administrative fines of up to US$7,500 per violation and allows private litigants affected by certain data breaches to recover potentially significant statutory damages. In addition to these omnibus state laws, states have enacted laws and regulations relating to other aspects of privacy and information security, including certain sector-specific laws, such as Washington’s My Health, My Data Act. Similar laws are being considered in several other states, as well as the federal and local levels, reflecting a global trend toward more stringent privacy and information security legislation. The laws are not consistent, as certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international, or other state laws, and such laws may differ from each other, which may complicate compliance efforts. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data protection law to which we may become subject if it is enacted, which may add additional complexity, variation in requirements, restrictions and potential legal risks, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data, and could result in increased compliance costs or changes in business practices and policies. These laws may apply directly to our business or indirectly by contract when we provide services to other companies. If we become subject to these new or additional privacy laws, the risk of enforcement actions against us could increase.

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

The GDPR provides that European Union member states and the United Kingdom may make their own further laws and regulations to introduce specific requirements in certain areas, including related to the processing of special categories of personal data,’ including personal data related to health and genetic data. This may lead to greater divergence among the laws and regulations that apply to the processing of personal data across the European Union and United Kingdom, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such laws and regulations could also limit our ability to collect, use, share and otherwise process personal data in the context of our European Union and/or United Kingdom establishments (regardless of where any such processing occurs), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition.

The GDPR imposes accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. The GDPR imposes certain other onerous obligations, including: obligations for controllers and processors to appoint data protection officers in certain circumstances; increased transparency obligations to data subjects for controllers; obligations to honor increased rights for data subjects; obligations to implement certain technical and organizational safeguards to protect the security and confidentiality of personal data; and the obligation to provide notice of certain significant personal data breaches to the relevant supervisory authorities and affected individuals. In addition, the GDPR provides an expansive definition of personal data (including, for example, ‘pseudonymized’ and key-coded data).

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

In the United States and markets in other countries, patients generally rely on third- party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Our ability to successfully commercialize our drug candidates will depend in part on the extent to which coverage and adequate reimbursement for these drug products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments such as gene therapy products. Sales of these or other future drug candidates that we may identify will depend substantially, both domestically and abroad, on the extent to which the costs of our drug candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If coverage and adequate reimbursement are not available, or is available only to limited levels, we may not be able to successfully commercialize our drug candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:

●	a covered benefit under its health plan;

●	safe, effective and medically necessary;

●	appropriate for the specific patient;

●	cost-effective; and

●	neither experimental nor investigational.

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by CMS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare, and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for products exists among third-party payors, and coverage and reimbursement levels for products can differ significantly from payor to payor. A decision by CMS or a third-party payor not to cover any product candidates we may develop could reduce utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time consuming and costly process that may require us to provide scientific and clinical support for the use of our drug products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as ours. Reimbursement agencies in the European Union may be more conservative than CMS. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved drug products we may develop could have a material adverse effect on our financial position, results of operations and our ability to raise capital needed to commercialize drug candidates.

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

We plan to eventually seek regulatory approval of our drug candidates (including Olverembatinib and Lisaftoclax) in many jurisdictions in addition to the PRC, including in the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

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

These and other risks associated with international operations may materially adversely affect our ability to attain or maintain profitable operations. In particular, there is currently significant uncertainty about the future relationship between the United States and various other countries, most significantly China, with respect to trade policies, treaties, tariffs, taxes and other limitations on cross-border operations. The U.S. government has made and continues to make significant additional changes in U.S. trade policy and may continue to take future actions that could negatively impact U.S. trade. For example, the U.S. government has issued a Notice of Request for Public Comments on Section 232 National Security Investigation of Imports of Pharmaceuticals and Pharmaceutical Ingredients with comments due within twenty-one days from the date of publication in the Federal Register, and others in Congress have advocated for the use of existing executive branch authorities to limit those Chinese service providers’ ability to engage in business in the U.S. We contract with WuXi STA, a subsidiary of WuXi AppTec, that manufactures certain of our active pharmaceutical ingredients. WuXi had been initially identified as a ‘company of concern’ in the proposed BIOSECURE Act, which may have restricted WuXi’s business in the U.S. or the ability of businesses in the U.S. to conduct business with WuXi. The BIOSECURE Act was signed into law on December 18, 2025, and while WuXi is not currently listed as a ‘company of concern’, such a designation is still under consideration by other governmental departments.

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

The illegal importation of competing products from countries where government price controls or other market dynamics result in lower prices may adversely affect the demand for drug products for which we have or will obtain regulatory approval (including Olverembatinib and Lisaftoclax) and may adversely affect our sales and profitability. Unapproved foreign imports of prescription drugs are illegal under the current laws of the United States, China and other applicable jurisdictions. However, illegal imports occur and may continue to occur or even increase as the ability of patients and other customers to obtain these lower priced imports continues to grow. Furthermore, cross-border imports from lower-priced markets, known as parallel imports, into higher-priced markets could harm sales of our future drug products and exert commercial pressure on pricing within one or more markets.

Certain products distributed or sold in the pharmaceutical market may be manufactured without proper licenses or approvals or be fraudulently mislabeled with respect to their content or manufacturers. These products are generally referred to as counterfeit pharmaceutical products. The counterfeit pharmaceutical product control and enforcement system, particularly in developing markets such as China, may be inadequate to discourage or eliminate the manufacturing and sale of counterfeit pharmaceutical products imitating our future drug products. Since counterfeit pharmaceutical products in many cases are very similar in appearance to the authentic pharmaceutical products but are generally sold at lower prices, counterfeits of our products could quickly erode the demand for our future approved drug candidates.

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

Risks related to our intellectual property

If we are unable to protect and defend our proprietary technology or obtain and maintain patent protection for our drug candidates, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be adversely affected.

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

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future owned and licensed patent applications may not result in patents being issued which protect our technology or drug candidates or which effectively prevent others from commercializing competitive technologies and drug candidates. In fact, patent applications may not issue as patents at all. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Furthermore, changes in either the patent laws or interpretation of the patent laws in the United States, the PRC and other countries may diminish the value of our patents or narrow the scope of our patent protection. We may not be aware of all third-party intellectual property rights potentially relating to our proprietary technologies and drug candidates. Other parties have developed technologies that may be related to or competitive with our own technologies and such parties may have filed or may file patent applications or may have obtained or may obtain patents claiming inventions that may overlap or conflict with those claimed in our own or licensed patent applications or issued patents. Additionally, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned and licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. There is also no assurance that all of the potentially relevant prior art relating to our owned and licensed patents and patent applications has been found, which could be used by a third party to challenge the validity or enforceability of our owned and licensed patents and patent applications, should they issue, or prevent a patent application from issuing. Any of the foregoing could harm our competitive position, business, financial condition, results of operations or prospects.

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

Consequently, we may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing drugs made using our inventions in and into all countries. We may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing drugs made using our inventions in and into all countries. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own drugs and, further, may export otherwise infringing drugs to jurisdictions where we have patent protection, but where enforcement rights are not as strong as those in other jurisdictions. These drugs may compete with our drug candidates, and our patent rights or other intellectual property rights may not be effective or adequate to prevent them from competing.

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

Furthermore, proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Such proceedings could put our owned or licensed patents at risk of being invalidated, held unenforceable, or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims of infringement, misappropriation or other intellectual property violation against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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

Our commercial success depends in part on our avoiding infringement, misappropriation or other violation of the patents and other intellectual property rights of third parties. There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including inter partes review, post grant review, interference and ex parte reexamination proceedings and oppositions or other comparable proceedings. Given the vast number of patents in our field of technology, we cannot be certain or guarantee that we do not infringe existing patents or that we will not infringe patents that may be granted in the future. Numerous issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing drug candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our drug candidates may give rise to claims of infringement of the patent rights of others. For example, we are aware of patents owned by third parties that have generic composition of matter or method of use claims that may relate to certain of our product candidates. Any challenge to the validity of these patents may be unsuccessful, and courts or patent offices in the United States, the PRC and elsewhere could uphold the validity of any such patents. If we were to challenge the validity of any issued United States patent in court, we would need to overcome a statutory presumption of validity that attaches to every United States patent. This means that in order to prevail, we would have to present clear and convincing evidence as to the invalidity of the patent claims.

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

As the number of competitors in the market grows and the number of patents issued in this area increases, the possibility of patent infringement claims escalates. Moreover, in recent years, individuals and groups that are non- practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our products and business operations infringe or violate the intellectual property rights of others. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of our drug candidates that are held to be infringing. We might, if possible, also be forced to redesign drug candidates or services so that we no longer infringe the third-party’s intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Changes in U.S. patent law, or laws in other countries, or their interpretation could diminish the value of patents in general, thereby impairing our ability to protect our drug candidates.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involves a high degree of technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us.

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

In 2012, the European Union Patent Package, or the EU Patent Package, regulations were passed with the goal of providing a single pan-European Unitary Patent and a new European Unified Patent Court, or the UPC, for litigation involving European patents. The EU Patent Package was implemented on June 1, 2023. As a result, all European patents, including those issued prior to ratification of the EU Patent Package, now by default automatically fall under the jurisdiction of the UPC. It is uncertain how the UPC will impact granted European patents in the biotechnology and pharmaceutical industries. Our European patent applications, if issued, could be challenged in the UPC. During the first seven years of the UPC’s existence, the UPC legislation allows a patent owner to opt for its European patents out of the jurisdiction of the UPC. We may decide to opt out our future European patents from the UPC, but doing so may preclude us from realizing the benefits of the UPC. Moreover, if we do not meet all of the formalities and requirements for opt-out under the UPC, our future European patents could remain under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents and allow for the possibility of a competitor to obtain a pan-European injunction. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize our technology and drug candidates due to increased competition and, resultantly, on our business, financial condition, prospects and results of operations.

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

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on our owned and licensed patents and patent applications are due to be paid to patent agencies in various jurisdictions in several stages over the lifetime of the patent. Various governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. We are in some cases dependent on our outside counsel or our licensing partners to take the necessary action to comply with these requirements with respect to our owned and licensed intellectual property. Although an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In any such event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

The terms of our patents may not be sufficient to effectively protect our drug candidates and business, and we may need to obtain patent term extensions and equivalent extensions outside of the United States.

In most countries in which we file, the term of an issued patent is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. Although various extensions may be available, the life of a patent and the protection it affords is limited.

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

Even if patents covering our drug candidates are obtained, we may be open to competition from other companies as well as generic medications once the patent life has expired for a drug. Manufacturers of generic drugs may challenge the scope, validity or enforceability of our owned or licensed patents in court, and we or our licensors may not be successful in enforcing or defending those intellectual property rights and, as a result, may not be able to develop or market the relevant product exclusively, which would have a material adverse effect on any potential sales of that product. Upon the expiration of our issued patents, or patents that may issue from our pending patent applications, we will not be able to assert such patent rights against potential competitors, and our business and results of operations may be adversely affected.

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

Furthermore, many of our employees, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. We are not aware of any threatened or pending claims related to these matters or concerning the agreements with our senior management, but in the future litigation may be necessary to defend against such claims. If we fail to defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. We may also lose personnel as a result of such claims, and any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our drug candidates, which would have a material adverse effect on our business, results of operations, financial condition and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

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

Because our programs may involve additional drug candidates that may require the use of additional intellectual property or proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire and maintain licenses or other rights to use these proprietary rights. We may be unable to acquire or in-license any compositions, methods of use or other third-party intellectual property rights from third parties that we identify as necessary for our proprietary technology or drug candidates on commercially reasonable terms or at all. Even if we are able to in-license any such necessary intellectual property, it could be on nonexclusive terms, thereby giving our competitors and other third parties access to the same intellectual property licensed to us, and it could require us to make substantial licensing and royalty payments. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.

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

We have entered into license agreements with third parties, including the University of Michigan, for rights related to certain of our drug candidates, and we may enter into additional license agreements in the future with others to advance our research or allow commercialization of drug candidates. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. Additionally, our current license agreements impose, and future agreements may impose various development, diligence and other obligations on us.

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

As is common in the pharmaceutical industry, in addition to our employees, we engage the services of consultants to assist us in the development of our drug candidates. Many of these consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to other pharmaceutical companies including our competitors or potential competitors. We may become subject to claims that we, our employees or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail to defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.

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

Our current and future trademark applications in the United States and in foreign jurisdictions may not be allowed or may subsequently be opposed. Once filed and registered, our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks related to our reliance on third parties

We rely on third parties to manufacture a portion of our drug candidate supplies, and we intend to rely on third parties for at least a portion of the manufacturing process of our drug candidates, including Olverembatinib and Lisaftoclax. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.

Although we currently have manufacturing facilities in the PRC that support our clinical and commercial production, we partially rely on outside vendors to manufacture supplies and process our drug candidates, including Olverembatinib and Lisaftoclax. We have limited experience in managing the manufacturing process, and our process may be more difficult or expensive than the approaches currently in use. Our anticipated reliance on a limited number of third-party manufacturers exposes us to the following risks:

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

Before a third party can begin commercial manufacture of our drug candidates, contract manufacturers are subject to regulatory inspections of their manufacturing facilities, processes and quality systems. Due to the complexity of the processes used to manufacture our drug candidates, any potential third-party manufacturer may be unable to initially pass federal, state or international regulatory inspections in a cost-effective manner in order for us to obtain regulatory approval of our drug candidates. If our contract manufacturers do not pass their inspections by the FDA, NMPA or other comparable regulatory authorities, our commercial supply of drug product or substance will be significantly delayed and may result in significant additional costs, including the delay or denial of any marketing application for our drug candidates. In addition, drug manufacturing facilities are continuously subject to inspection by the FDA, NMPA and other comparable regulatory authorities, before and after drug approval, and must comply with cGMPs. In addition, contract manufacturers’ failure to achieve and maintain high manufacturing standards in accordance with applicable regulatory requirements, or the incidence of manufacturing errors, could result in patient injury, product liability claims, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business. If a third-party manufacturer with whom we contract is unable to comply with manufacturing regulations, we may also be subject to fines, unanticipated compliance expenses, recall or seizure of our drug candidates, product liability claims, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions could materially adversely affect our financial condition and results of operations.

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

We are dependent on our suppliers, and the inability or other failure of suppliers to deliver necessary materials and components of our products at prices and volume and with specifications and performance characteristics acceptable to us, could materially harm our business.

Currently, our drug substance or API for our manufacturing activities are supplied by a single source supplier. We have agreements for the supply of drug substance with manufacturers that we currently believe have sufficient capacity to meet our demands. However, raw materials and components used in the manufacturing process, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects. There is a risk that, if supplies are interrupted in any manner, including as a result of the BIOSECURE Act, it would materially harm our business. For additional detail, see “Risks related to doing business in the PRC—The tension in international trade, rising political tension and increasing geopolitical risks, particularly between the United States and China, pose significant challenges that may adversely impact our business, results of operations and financial condition.”

We have entered into collaborations and other relationships with leading biotechnology companies and research institutions and may form or seek other collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to Olverembatinib and Lisaftoclax, our other drug candidates and any future drug candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business. We have also established collaborations and other relationships with leading biotechnology and pharmaceutical companies around the world, including a collaboration and license agreement with Innovent and clinical collaboration agreements with AstraZeneca, Merck and Pfizer, and research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, MD Anderson Cancer Center, National Cancer Institute and the University of Michigan. See the section titled “Item 4. Information on the Company—B. Business Overview—License, collaboration and agreements” for more information. We cannot guarantee you that these third parties (which we refer to in this risk factor as collaborators) will not terminate their collaboration, or seek to change terms of the collaboration, with us. Additionally, in June 2024, we entered an exclusive option agreement where we granted Takeda an exclusive option to take an exclusive license (even as to us and our affiliates) to Olverembatinib in the Territory. We cannot guarantee that Takeda will not terminate the option agreement or seek to change the terms of the exclusive license prior to exercising the option, nor can we guarantee that Takeda will exercise the option at all.

We face significant competition in seeking appropriate strategic partners, and the negotiation process is time-consuming and complex. Whether we reach a definitive agreement for a collaboration, partnership, licenses or other arrangement will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, partnership, licenses or other arrangement and the proposed collaborator’s evaluation of a number of factors. These factors may include the design or results of clinical trials, the likelihood of approval by the FDA or applicable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products and the existence of uncertainty with respect to its ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. Moreover, we may not be successful in our efforts to establishing or maintaining our collaborations, partnerships, licenses or other arrangements for our drug candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our drug candidates as having the requisite potential to demonstrate safety and efficacy or commercial potential. If and when we collaborate with a third party for the development and commercialization of a drug candidate, such as our strategic partnership with Innovent, we can expect to relinquish some or all of the control over the future success of that drug candidate to the third party.

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

We have relied on, and plan to rely on, a number of third-party distributors to distribute Olverembatinib in China, including Innovent, and Lisaftoclax and we plan to rely on third-party distributors to distribute drug candidates in jurisdictions outside of China, if approved. Our ability to maintain and grow our business will depend on our ability to maintain an effective distribution channel that ensures the timely delivery of our drug candidates. However, we have relatively limited control over our distributors which may fail to distribute our drug candidates in the manner we contemplate. If price controls or other factors substantially reduce the margins our distributors can obtain through the resale of our drug candidates to hospitals, medical institutions and sub-distributors, they may terminate their relationship with us. There is a risk that, if the distribution of our drug candidates is interrupted, our sales volumes and business prospects could be adversely affected.

We rely on third parties to conduct our preclinical studies and clinical trials, and we must work effectively with collaborators to develop our drug candidates. In many cases, our drug candidates, including Olverembatinib and Lisaftoclax, are studied in third-party studies, including investigator-initiated trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, or fail to design, execute, and complete appropriate and timely studies of our drug candidates, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.

We do not currently have the ability to independently conduct clinical trials. We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We, our CROs for our clinical programs and our clinical investigators are required to comply with cGCPs, which are regulations and guidelines enforced by the FDA, NMPA and other comparable regulatory authorities for all of our drug candidates in clinical development. Regulatory authorities enforce these cGCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs or clinical investigators fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, NMPA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with cGCP regulations. In addition, our clinical trials must be conducted with products produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

Our future revenues are dependent on our ability to work effectively with collaborators to develop our drug candidates, including to obtain regulatory approval, and commercialize our drug candidates, including Olverembatinib and Lisaftoclax in the United States and other jurisdictions. Our arrangements with collaborators will be critical to successfully bringing products to market and commercializing them. We rely on collaborators in various respects, including to undertake research and development programs and conduct clinical trials for our licensed technology, manage or assist with the regulatory filings and approval process and to assist with our commercialization efforts. We do not control our collaborators; therefore, we cannot ensure that these third parties will adequately and timely perform all of their obligations to us. If they fail to complete the remaining studies successfully, or at all, it could delay, adversely affect or prevent regulatory approval. We cannot guarantee the satisfactory performance of any of our collaborators and if any of our collaborators breach or terminate their agreements with us, we may not be able to successfully commercialize the licensed product which could materially and adversely affect our business, financial condition and results of operations.

In many cases, our drug candidates, including Olverembatinib and Lisaftoclax, are included in preclinical studies and clinical trials, including investigator-initiated trials, over which we may have no or limited control. If they fail to design, execute, and complete appropriate and timely studies of our drug candidates or patients may experience AEs not related to our drug candidate that could still impact regulatory approval or market adoption by patients, healthcare providers and/or payors.

Risks related to our industry, business and operations

If our manufacturing facilities are damaged or destroyed or production at such facilities is otherwise interrupted, our business and prospects would be negatively affected.

In addition to the manufacturing risks described in “—Risks related to commercialization” and “—Risks related to our reliance on third parties,” if our manufacturing facilities or the equipment in them is damaged or destroyed, we may not be able to quickly or inexpensively replace our manufacturing capacity or replace it at all. In the event of a temporary or protracted loss of the facilities or equipment, we might not be able to transfer manufacturing to a third party. Even if we could transfer manufacturing to a third party, the shift would likely be expensive and time- consuming, particularly since the new facility would need to comply with the necessary regulatory requirements and we would need FDA, NMPA or and other comparable regulatory agency approval before selling any drugs manufactured at that facility. Such an event could delay our clinical trials or reduce sales of Olverembatinib and Lisaftoclax in China or our product sales if and when we are able to successfully commercialize one or more of our drug candidates, including Olverembatinib and Lisaftoclax in the United States and other jurisdictions.

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

Since our listing on the HKEx in 2019, we have significantly increased our research, development, manufacturing and commercial capabilities. As of December 31, 2025, we had approximately 767 full-time employees. As our development and commercialization plans and strategies develop, and as a result of becoming a Hong Kong and U.S.-listed public company, we must add a significant number of additional managerial, operational, sales, marketing, financial and other personnel. Future growth will impose significant added responsibilities on members of management, including:

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

Our future financial performance and our ability to commercialize our drug candidates (including Olverembatinib and Lisaftoclax) will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

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

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our drug candidates (including Olverembatinib and Lisaftoclax in the United States and other jurisdictions, if approved) and, accordingly, may not achieve our research, development and commercialization goals.

Our future success depends on our ability to retain our key executives and scientists, and to attract, retain and motivate qualified personnel.

We are highly dependent on our executive officers, senior management, scientific teams, and scientific advisory board. To induce valuable employees to remain at our company, in addition to salary and cash incentives, we may provide equity award grants from time to time. The value to employees of these equity grants that vest over time may be significantly affected by movements in the price of our ordinary shares and ADSs that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies. Except with regard to Dr. Wang, we do not have formal employment or service agreements with our key management and scientific personnel, and our executives may terminate their employment with us at any time, with or without notice. We do not maintain “key person” insurance for any of our executives or other employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our discovery, preclinical development and commercialization strategy. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.

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

In addition, we have been, and from time to time may be, involved in labor disputes with our employees. Such disputes may divert our limited resources and management attention to defend the claims. The claims raised in such labor disputes may have an adverse impact on our reputation in the industry and/or as an employer. Furthermore, our insurance coverage may not be sufficient for such labor disputes. Therefore, any such labor disputes may have a material adverse impact on our reputation, business, financial condition, and results of operations.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct or other illegal activity by our officers, employees, independent contractors, consultants, commercial partners, and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the laws of the FDA and other similar non-U.S. regulatory authorities; provide true, complete and accurate information to the FDA and other similar non-U.S. regulatory authorities; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the United States and similar non-U.S. fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our drug candidates (including Olverembatinib and Lisaftoclax) and begin commercializing those drugs in the United States, our potential exposure under U.S. laws will increase significantly our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by officers, employees and other parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us or our officers or employees from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us or our key employees, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If we engage in acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any completed, in-process or potential acquisition or strategic partnership may entail numerous risks, including:

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

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses, and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities, and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business. If we undertake acquisitions of businesses with access to promising markets or technologies, we may not be able to realize the benefits of such acquisitions, including if we are unable to successfully integrate them with our existing operations and company culture, or if we encounter difficulties in developing, manufacturing and marketing any new products resulting from such acquisitions.

We are subject to various governmental export control, trade sanctions, trade policies and tariffs and foreign investment laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate the relevant controls.

In some cases, our drug candidates may be subject to export control laws and regulations, including in some limited cases, the Export Administration Regulations administered by the U.S. Department of Commerce, and some of our activities may be subject to trade and economic sanctions, including those administered by OFAC, which we collectively refer to as trade controls. As such, in some cases, licenses may be required to export, import, re-export or transfer our drug candidates to certain countries and end users and for certain end uses. The process for obtaining necessary licenses and making required notices may be time-consuming or unsuccessful, potentially causing delays in sales or losses of sales opportunities. Trade controls are complex and dynamic regimes, and monitoring and ensuring compliance can be challenging.

In addition, following the geopolitical conflicts in Russia and Ukraine, several countries imposed certain economic sanctions and export control restrictions against Russia and Belarus and have continued to strengthen these controls. These controls include sanctions on certain Russian individuals and entities, including certain Russian banks, energy companies and defense companies as well as restrictions on the export of certain goods and the provision of certain services to and on new investment in Russia and Belarus. We currently are sponsoring some clinical trials in Russia through collaborations with CROs. Although we, and our CROs, have implemented measures designed to ensure our compliance with these controls, monitoring and ensuring compliance can be challenging. We believe that these clinical trials we are conducting in Russia do not give rise to sanctions or other regulatory encumbrances. Any or all of these factors could negatively affect our clinical development plans, financial condition and result of operations. For example, in response to additional restrictions, we could be required to close out clinical trials hosted in Russia. Any failure to comply with these regimes could subject us to both civil and criminal penalties, including substantial fines, possible incarceration of responsible individuals for willful violations, possible loss of our export or import privileges and reputational harm. In addition, investigating or defending against any such allegations, actions or investigations could result in the diversion of management’s attention and resources and significant defense costs and other professional fees.

In addition, there is currently significant uncertainty about the future relationship between the United States and various other countries, most significantly China, with respect to trade policies, treaties, tariffs, taxes and other limitations on cross-border operations. For example, the current U.S. administration has made and continues to make significant changes in U.S. trade policy and may continue to take future actions that could negatively impact U.S. trade, including imposing new tariffs on certain foreign goods or renegotiating, or potentially terminating, certain existing bilateral or multi-lateral trade agreements. Changes in U.S. trade policy have resulted in one or more trading partners adopting responsive or retaliatory trade policies, which may make it more difficult or costly for us to export our products to those countries. In addition, the U.S. Department of Commerce has initiated national security investigations into the importation of pharmaceuticals and pharmaceutical ingredients pursuant to Section 232 of the Trade Expansion Act of 1962, which could result in the imposition of new tariffs on imports within the pharmaceutical industry. Further, the U.S. announced a 100% tariff, on any branded or patented pharmaceuticals imported into the U.S. from drug manufacturers that do not have, or is not in the process of building, a manufacturing facility in the U.S., which has been delayed as negotiations with large drug manufacturers continue. The extent of the impact that such tariffs, trade policies, or new legislation or regulations will have on the company specifically, or on the U.S. market and global economy generally, are uncertain and in the long term, unpredictable, and could adversely affect our business, financial condition, and results of operations. In addition, the increased tariffs could impact our ability to commercialize Olverembatinib and Lisaftoclax in the U.S. or to develop and commercialize other drug candidates for the U.S. market, which is relevant to our ability to generate future revenues from these activities. Changes in trade policies and tariffs may have adverse implications on drug pricing, drug production levels and patient access, and may result in supply chain or other operational disruptions. If we are required to change our current manufacturing partners or suppliers now or in the future in order to avoid such tariffs, the terms of new agreements that we may enter into may not be favorable to us and related operational disruptions may heighten manufacturing and compliance risks. As a result, the continued impact of these tariffs and trade policies may impair our plans for further drug developments for the U.S. market as well as our ability to generate revenues.

Further, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. As a result of these laws, information regarding investments by particular investors may need to be submitted to local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also regularly changed and updated. For example, the U.S. Outbound Investment Security Program restricts direct and indirect investment by U.S. persons into companies with specified connections to China to prevent the transfer of capital and intangible benefits that could be used to accelerate the development of specific technologies of concern. Additional U.S. legislation has been proposed that would further expand the set of technologies of concern. These rules may limit our ability to engage in certain kinds of research or to invest or maintain investments in China, Hong Kong, and Macau and may also limit our ability to raise capital in the U.S. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

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

A number of governmental agencies or industry regulatory bodies in the United States, and in non-U.S. jurisdictions including the PRC, impose strict rules, regulations and industry standards governing pharmaceutical and biotechnology research and development activities, which apply to us. Our failure to comply with such regulations could result in the termination of ongoing research, administrative penalties imposed by regulatory bodies or the disqualification of data for submission to regulatory authorities. This could harm our reputation, prospects for future work and results of operations. For example, if we were to treat research animals inhumanely or in violation of international standards set out by the Association for Assessment and Accreditation of Laboratory Animal Care, it could revoke any such accreditation, and the accuracy of our animal research data could be questioned.

In addition, we are required to obtain, maintain and renew various permits, licenses and certificates to develop, manufacture, promote, and sell our drug candidates. Third parties, such as distributors, third-party promoters and third-party manufacturers, on whom we may rely to develop, manufacture, promote, sell and distribute our drug candidates may be subject to similar requirements. We and third parties on whom we rely may be also subject to regular inspections, examinations, inquiries or audits by the regulatory authorities, and an adverse outcome of such inspections, examinations, inquiries or audits may result in the loss or non-renewal of the relevant permits, licenses and certificates. Moreover, the criteria used in reviewing applications for, or renewals of permits, licenses and certificates may change from time to time, and there can be no assurance that we or the parties on whom we rely will be able to meet new criteria that may be imposed to obtain or renew the necessary permits, licenses and certificates. Many of such permits, licenses and certificates are material to the operation of our business, and if we or parties on whom we rely fail to maintain or renew material permits, licenses and certificates, our ability to conduct our business could be materially impaired. Furthermore, if the interpretation or implementation of existing laws and regulations change, or new regulations come into effect, requiring us or parties on whom we rely to obtain any additional permits, licenses or certificates that were previously not required to operate our business, there can be no assurance that we or parties on whom we rely will successfully obtain such permits, licenses or certificates. For example, the Regulations on the Administration of Human Genetic Resources, promulgated by the State Council in May 2019 and amended in May 2024, require approval from or filing with the Ministry of Science and Technology of the People’s Republic of China where human genetic resources, or HGR, are involved in any international collaborative project and additional approval or filing procedures for any export or cross-border transfer of HGR samples or associated data. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices in relation to our clinical studies, potentially resulting in confiscation of HGR samples and associated data and administrative fines.

If we or our third-party service providers fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and third parties, such as our CROs or contract manufacturing organizations, or CMOs, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and waste. We also store certain low level radioactive waste at our facilities until the materials can be properly disposed of. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

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

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenues from any of our drug candidates that we are able to commercialize (including Olverembatinib and Lisaftoclax). If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our results of operations will be adversely affected. Additionally, if we are unable to generate revenues from sales of Olverembatinib and Lisaftoclax in China or in any jurisdictions for which it received marketing approval or any of our drug candidates that we commercialize, our potential for achieving profitability will be diminished and the capital necessary to fund our operations will be increased.

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

Furthermore, we may be subject to inadvertent or intentional actions by our employees, contractors, consultants and other third parties, or from cyber-attacks by malicious third parties, including the deployment of harmful malware, ransomware, denial-of-service attacks, phishing and other social engineering, and other means to affect reliability and threaten the confidentiality, integrity, and availability of systems or data, which may compromise our or our third-party CROs, contractors or consultants’ information technology systems or lead to unauthorized access to, or loss or other processing of, data or other assets, including data that is processed or maintained on our behalf. The risk of a security breach or disruption, particularly through cyberattacks including supply chain attacks such as SolarWinds or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions, including attacks generated by AI, from around the world have increased. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as third-party service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies.

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

We face an inherent risk of product liability as a result of the clinical testing of our drug candidates and commercialization of approved drugs. We face significant risks arising from commercialization of Olverembatinib and Lisaftoclax in China and will face even greater risks arising from future commercialization of it in other markets, including in the United States, and future commercialization of our other drug candidates. For example, we have been involved in and may in the future continue to be involved in, litigation if our drug candidates cause or are perceived to cause or be associated with injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the drug, negligence, strict liability or a breach of warranties. Claims could also be asserted under U.S. consumer protection acts and other applicable laws in relevant jurisdictions where we conduct clinical trials or commercialization activities. If we cannot successfully defend ourselves against or obtain indemnification from our collaborators for product liability claims, we may incur substantial liabilities or be required to limit commercialization of our drug candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for our drug candidates;

●	injury to our reputation;

●	withdrawal of clinical trial participants and inability to continue clinical trials;

●	initiation of investigations by regulators;

●	costs to defend the related litigation;

●	a diversion of management’s time and our resources;

●	substantial monetary awards to trial participants or patients;

●	product recalls, withdrawals or labeling, marketing or promotional restrictions;

●	loss of revenue;

●	exhaustion of any available insurance and our capital resources;

●	the inability to commercialize Olverembatinib and Lisaftoclax in the United States or other jurisdictions for which we receive marketing approval or the inability to commercialize any other drug candidate; and

●	a decline in the price of our ordinary shares and the ADSs.

Although we have purchased product liability coverage in China and the United States, the amount of such insurance coverage may not be adequate, we may be unable to maintain such insurance at a reasonable cost or in an amount adequate to satisfy any liability that may arise or we may not be able to obtain additional or replacement insurance at a reasonable cost, if at all. We may seek to expand our insurance coverage for products to include the sale of commercial products if we obtain marketing approval for our drug candidates (including Olverembatinib) and Lisaftoclax or any drugs that we in-license, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

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

Changes to existing tax laws, or challenges to our tax positions, could adversely affect our business and financial conditions.

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

There is uncertainty regarding future legislative and regulatory changes and policies related to matters such as taxation and importation, and any such proposed or enacted regulations by the current or a future U.S. administration, Congress, or taxing authorities in other jurisdictions could materially affect our tax obligations and operating results.

For example, beginning in 2022, the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenditures in the year incurred and instead requires taxpayers to capitalize and subsequently amortize such expenditures over five years for research activities conducted in the United States and over 15 years for research activities conducted outside the United States. The One Big Beautiful Bill Act, or OBBBA, reinstates the option to deduct domestic research and development expenditures in the year incurred, commencing with tax years beginning after December 31, 2024. Foreign research and development expenditures remain subject to the 15-year capitalization and amortization requirement. The OBBBA also includes other significant provisions, including tax cut extensions and modifications to the international tax framework. In addition, the IRA, among other things, included a new 15% alternative minimum tax on the adjusted financial statement income of certain large corporations for tax years beginning in 2023. To the extent that such changes have a negative impact on us, these changes could adversely impact our business, results of operations and financial position.

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

The increasing use of artificial intelligence, or AI, based software (including machine learning) and social media platforms may result in reputation harm or liability or could otherwise adversely affect our business.

AI-based software, including generative AI, is increasingly being used in the biopharmaceutical and global healthcare industries. As with many developing technologies, AI-based software presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. For example, algorithms may be flawed; data sets may be insufficient, of poor quality, or contain biased information or other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false or “hallucinatory” inferences or outputs; AI can present ethical issues and may subject us to new or heightened legal, regulatory, ethical or other challenges; and inappropriate or controversial data practices by data scientists, engineers, and end-users could impair results. We use AI-based software in our business, and the analyses that AI applications assist in producing may be deficient or inaccurate, which could subject us to competitive harm, potential legal liability, and brand or reputational harm. Furthermore, our use of AI-based software may lead to the inadvertent release of confidential information which may impact our ability to realize the benefit of our intellectual property. If we do not have sufficient rights to use the data or other material or content on which any AI solutions we may use rely, we also may incur liability through the violation of applicable laws, third-party intellectual property, privacy or other rights, or contracts to which we are a party. No assurance can be provided that our use of AI will enhance our business or operations or result in our business or operations being more efficient or profitable.

In addition, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws, including intellectual property, privacy, data protection and cybersecurity, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws. While there is currently no comprehensive federal legislation in the U.S. that regulates the development or use of AI, AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws to AI or are considering general legal frameworks for AI. For example, the significant increase in companies that have incorporated the use of AI in their businesses has increased SEC attention on AI-washing as an area of enforcement. European Union legislators approved the EU Artificial Intelligence Act, or the EU AI Act, which establishes a comprehensive, risk-based governance framework for AI in the EU market. The EU AI Act, and developing interpretation and application of the GDPR in respect of automated decision making, together with developing guidance and/or decisions in the impact of AI technology on data privacy, may affect our use of AI technologies and our ability to provide, improve or commercialize our business, require additional compliance measures and changes to our operations and processes, and result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI.

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

On December 28, 2021, the CAC and several other PRC government authorities jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022 and provides that the relevant operators shall apply with the Cybersecurity Review Office of CAC for a cybersecurity review under certain circumstances such as the purchase of network products and services by “operator of critical information infrastructure,” or CIIO, or any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange. See “Item 4. Information on the Company—B. Business Overview—Government regulation—PRC regulation—PRC regulations on cybersecurity review and data privacy.” As of the date of this Annual Report on Form 20-F, we have not been informed by any PRC government agency that we qualify as a CIIO, and we possess personal information of less than one million users. Further, we have not been involved in any cybersecurity-related investigation initiated by the CAC or any other PRC government authority and have not received any cybersecurity-related warning or sanction from the PRC government authorities, or any notice from relevant authorities requesting that we file for the cybersecurity review. Therefore, based on our understanding of the current PRC laws and regulations, as advised by our PRC data compliance counsel JunHe LLP, we are of the view that we are unlikely to be subject to such cybersecurity review arising from our offerings of our securities on a U.S. stock exchange.

On August 20, 2021, the Standing Committee of the National People’s Congress, or SCNPC, promulgated the Personal Information Protection Law of the PRC, or the PIPL, which became effective from November 1, 2021, the PIPL illustrates the basic compliance rules of cross-border transfer of personal information. On July 7, 2022, CAC issued the Security Assessment Measures for Data Cross-Border Transfers, which became effective from September 1, 2022. On February 22, 2023, CAC issued the Measures for the Standard Contract for Cross-border Transfer of Personal Information and the Standard Contract for Cross-border Transfer of Personal Information, or the SCC, which became effective from June 1, 2023. On March 22, 2024, the CAC enacted the Provisions on Promoting and Regulating Cross-Border Data Flows. On October 14, 2025, the CAC, together with the SAMR, issued the Measures for Certification of Cross-Border Transfer of Personal Information, which became effective from January 1, 2026. See “Item 4. Information on the Company—B. Business Overview—Government regulation—PRC regulation—PRC regulations on cybersecurity and data privacy.” Pursuant to above PRC laws and regulations related to data cross-border transfer, we need to make SCC filing with the local cyberspace administration provincial level or obtain personal information protection certification conducted by professional institutions recognized by CAC for our cross-border transfer of clinical trial subjects’ de-identified personal information. As of the date of this Annual Report on Form 20-F, we have completed our SCC filing.

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

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily access and conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong are subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and pursue ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB determines it is unable to inspect and investigate completely registered public accounting firms located in China for 2023 and beyond, and our registered public accounting firm is located in that jurisdiction, the SEC will identify us as a “Commission-identified Issuer,” and upon two consecutive years of non-inspection under the HFCAA, the ADSs will be delisted from Nasdaq and our ordinary shares and ADSs will be prohibited from trading over the counter. We cannot assure you that we would be able to retain a registered public accounting firm that the PCAOB will be able to inspect or investigate completely. Delisting of the ADSs would force holders of the ADSs to sell their ADSs or convert them into our ordinary shares. The foregoing could adversely affect our ability to raise capital. Such a prohibition would also substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs and/or ordinary shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. The prohibition would also significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, results of operations and financial condition.

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

A significant portion of our operations are in the PRC. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the political and social conditions in China in general and China’s economic growth. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us, leading to a reduction in demand for our drug candidates and adversely affecting our competitive position. Any of the foregoing could result in a material adverse change in our business operations and/or the value of our securities. Our ability to successfully maintain or grow business operations in China depends on various factors, which are beyond our control. These factors include, among others, macro-economic and other market conditions, political stability, social conditions, measures to control inflation or deflation, changes in the rate or method of taxation, changes in laws, regulations and administrative directives or their interpretation, and changes in industry policies. If we fail to take timely and appropriate measures to adapt to any of the changes or challenges, our business, results of operations and financial condition could be materially and adversely affected.

The PRC legal system is evolving, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operation, financial condition and the value of the ADSs and ordinary shares.

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

When it comes to our industry in particular, certain Chinese biotechnology companies and CMOs may become subject to legislation, trade restrictions, sanctions, and other regulatory requirements by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting the supply of material to us. For example, the BIOSECURE Act was signed into law on December 18, 2025, and it targets U.S. government contracts, grants, and loans for entities that use equipment and services from Chinese biotechnology companies of concern. Though the BIOSECURE Act does not name WuXi as a ‘company of concern’, such a designation is still under consideration by other governmental departments. We contract with WuXi STA, a subsidiary of WuXi AppTec, that manufactures certain of our active pharmaceutical ingredients. In addition, U.S. executive agencies have the ability to designate entities and individuals on various governmental prohibited and restricted parties’ lists. Depending on the designation, potential consequences can range from a comprehensive prohibition on all transactions or dealings with designated parties, or a limited prohibition on certain types of activities, such as exports and financing activities, with designated parties. If any other current or future supplier is included under or otherwise added to the BIOSECURE Act or otherwise designated on any U.S. government prohibited party lists, such designation could impact and potentially restrict our engagement with such suppliers. While we believe that our current manufacturing plan will provide us with alternative sources for such supplies, there is a risk that, if supplies are interrupted, or the quality of ingredients provided by such alternative sources is not to our specification, it would cause delays in our supply chain and increase the cost of manufacturing our drugs and/or drug candidates, which could materially harm our business.

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

The PRC government imposes regulations on the convertibility of Renminbi into foreign currencies and the remittance of funds out of China. A significant portion of our revenue is in RMB. We may convert a portion of our revenue into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of the ADSs, if any. Shortages in the availability of foreign currency may affect the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us or otherwise satisfy their foreign currency denominated obligations.

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

In February 2012, SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the SAFE Circular 7. Pursuant to SAFE Circular 7, directors, supervisors, senior management and other employees participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in China for a continuous period of not less than one year and have been granted options are subject to these regulations as our Company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB50,000 for individuals and may also limit our ability to contribute additional capital to our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers, and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Government regulation—PRC regulation.”

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, and sale of the shares in our offshore subsidiaries and investments. For transfer of shares in our Company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37, or to establish that we and our non-PRC resident investors should not be taxed under these circulars, which may have a material and adverse effect on our business, results of operations and financial condition.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities or misappropriate or misuse these assets.

Under PRC laws, legal documents for corporate transactions are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the State Administration for Market Regulation, or the SAMR. Although we usually utilize chops to enter into contracts, the designated legal representatives of our PRC subsidiaries have the apparent authority to enter into binding contracts on behalf of these entities without chops. In order to maintain the physical security of our chops, we generally have them stored in secure locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for instance, by entering into a contract not approved by us, or seeking to gain control of any of our subsidiaries. If any employee obtains, misuses or misappropriates corporate chops and seals or other controlling non-tangible assets for whatever reason, the business operations of the relevant entities could be disrupted. We may have to take corporate or legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties against us, which could involve significant time and resources to resolve and divert management attention from business operations. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

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

We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the RMB. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Risks related to our ordinary shares and the ADSs

The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs and ordinary shares.

The ADSs are listed on the Nasdaq Global Market, and our ordinary shares are listed on the HKEx. Trading of the ADSs or ordinary shares in these markets takes place in different currencies (U.S. dollars on Nasdaq and HK$ on the HKEx), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Hong Kong). The trading prices of our ordinary shares and the ADSs representing them may differ due to these and other factors, even allowing for currency differences. Any decrease in the price of our ordinary shares on the HKEx could cause a decrease in the trading price of the ADSs on Nasdaq. Fluctuations in the price of ordinary shares due to circumstances peculiar to the HKEx could materially and adversely affect the price of the ADSs. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic market prices of our ordinary shares may not be indicative of the performance of the ADSs.

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

The price and trading volume of the ADSs may be subject to significant volatility in response to various factors beyond our control, including the general market conditions of the securities in Hong Kong and elsewhere in the world. Our share price in Hong Kong has fluctuated from a 52-week high of HK$95.35 to a low of HK$38.15, and our price of our ADSs has fluctuated from a 52-week high of $48.45 to a low of $19.11, each as of April 22, 2026. In addition, the business and performance and the market price of the shares of other companies engaging in similar business may affect the price and trading volume of the ADSs. In addition to market and industry factors, the price and trading volume of the ADSs may be highly volatile for specific business reasons, such as fluctuations in our revenue, earnings, cash flows, investments, expenditures, regulatory developments, relationships with our suppliers, movements or activities of key personnel, or actions taken by competitors.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs are freely tradable without restriction or further registration under the Securities Act, and all other ordinary shares held by our existing shareholders may also be sold in the public market in the future, subject in certain cases to the restrictions in Rule 144 and Rule 701 under the Securities Act. As of April 1, 2026, there are 928,218 ADSs, representing 3,712,872 ordinary shares, or 1% of our outstanding ordinary shares. We have registered the offer and sale of all shares of ordinary shares that we may issue under our equity compensation plans. Ordinary shares issued under our equity compensation plans as a result of the exercise of stock options or vesting of RSUs outstanding under our equity compensation plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules and Rule 144 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs and our ordinary shares.

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

We previously identified a material weakness in our internal control over financial reporting in connection with the audit of our financial statements as of and for the years ended December 31, 2022 and 2023, which has been remediated. We may identify additional material weaknesses in the future. If we fail to maintain an effective system of internal controls over financial reporting in the future, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

As a public company with securities traded in the United States, we are subject to reporting obligations under the U.S. securities laws, including the Sarbanes-Oxley Act of 2002. Section 404(a) of the Sarbanes-Oxley Act requires that management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

Once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, we may identify weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and we may not be able to meet our reporting obligations, avoid material misstatements in our financial statements or comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.

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

As of April 20, 2026, our directors, executive officers, holders of more than 5% of our ordinary shares and their respective affiliates beneficially own, in the aggregate, approximately 22.56% of our outstanding ordinary shares, Our co-founders — Dr. Yang, our Chairman and Chief Executive Officer, Dr. Zhai, our Chief Medical Officer, Dr. Wang, a member of our board of directors and Dr. Guo — and their respective affiliates who beneficially own approximately 15.9% of our outstanding ordinary shares as of April 20, 2026, are parties to the Concert Party Confirmation Deed, or the Deed, pursuant to which such parties, amongst other things, agreed to actively cooperate and communicate with each other to obtain and maintain consolidated control and management of our Company and agreed to vote unanimously as a group on all matters and resolutions proposed at shareholder meetings of our Company. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Concert party confirmation deed.” As a result of such ownership and the Deed, such insiders, and in particular our co-founders, will, through their voting power at our shareholder meetings and their delegates on our board of directors, have significant influence over our business and affairs, including decisions in respect of mergers or other business combinations, acquisition or disposition of assets, issuance of additional shares or other equity securities, timing and amount of dividend payments and our management. They may also have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. In addition, without the consent of such shareholders, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for the shares as part of a sale of our company and may significantly reduce the price of the ADSs.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

A non-U.S. corporation, such as our Company, will be classified as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, the “income test,” or (2) 50% or more of the amount of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, the “asset test.” For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and the Company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties (other than certain royalties treated as derived in an active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

For purposes of the PFIC asset test, the amount of our assets will generally be determined by reference to their value, which may be determined by reference to our market capitalization. However, if we are considered to be a CFC that is not “publicly traded” for purposes of the PFIC rules during the tested period, the amount of our assets will generally be determined by reference to our adjusted bases in our assets. Further, for purposes of applying the PFIC asset test to us, if any entity in which we own 25% or more of the total value of the outstanding shares of such entity is considered to be a CFC that is not publicly traded, the amount of such entity’s assets would generally be determined by reference to its adjusted bases in its assets. No assurances can be provided that we or any of our subsidiaries are not a CFC or will not be a CFC, and consequently, no assurances can be given that the PFIC asset test will not be applied to us based on the adjusted bases of our non-U.S. subsidiaries in their assets.

Provided that we and our subsidiaries were not, and do not become, CFCs, based on the composition of our income and assets and the estimated value of our assets, which is based on our current market capitalization, we do not presently expect to be a PFIC for our current fiscal year or future fiscal years. However, no assurance can be given that we will not be a PFIC for the current fiscal year or future fiscal years because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually after the close of each taxable year that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become classified as a PFIC for the current or future fiscal years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the shares or ADSs from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current fiscal year or future fiscal years.

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

Our second amended and restated memorandum and articles of association contain provisions which could limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders and ADS holders of an opportunity to sell their shares or ADSs at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transactions. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our Company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall, and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our second amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder’s motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or members of the board of directors than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company, and the majority of our assets are located outside of the United States. The majority of our current operations are conducted in China. Service of court documents on a Cayman Islands company can be effected by serving the documents at the Company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a Holder of our ADSs do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. Instead, holders are only able to exercise the voting rights which are carried by the underlying ordinary shares represented by the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, holders may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for holders’ instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares which are represented by the ADSs in accordance with such instructions. If we do not instruct the depositary to ask for holders’ instructions, the depositary may still vote in accordance with instructions given, but it is not required to do so. Holders of ADSs are not able to directly exercise their right to vote with respect to the underlying ordinary shares represented by the ADSs unless they cancel and withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting.

Under our second amended and restated memorandum and articles of association, the minimum notice period required to be given by our Company to our registered shareholders to convene a general meeting, other than an annual general meeting, is at least 21 days. When a general meeting is convened, holders of ADSs may not receive sufficient advance notice of the meeting to withdraw the underlying ordinary shares represented by the ADSs and become the registered holder of such shares to allow attendance at the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our second amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent holders of ADSs from withdrawing the underlying ordinary shares represented by the ADSs and becoming the registered holder of such shares prior to the record date, such that they would not be able to attend the general meeting or to vote directly. If we ask for holders’ instructions, the depositary will notify the holders of the upcoming vote and will arrange to deliver our voting materials to the holders. We cannot assure holders that they will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by the ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out holders’ voting instructions. This means that the holders of ADSs may not be able to exercise their right to direct how the underlying ordinary shares represented by the ADSs are voted and may have no legal remedy if the underlying ordinary shares represented by the ADSs are not voted as requested.

The depositary for the ADSs will give us a discretionary proxy to vote our ordinary shares underlying the ADSs if holders of ADSs do not vote at shareholders’ meetings, which could adversely affect holders’ interests.

Under the deposit agreement for the ADSs, if holders of ADSs do not vote, the depositary may give us a discretionary proxy to vote the ordinary shares underlying the ADSs at shareholders’ meetings if:

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

The effect of this discretionary proxy is that if holders of ADSs do not vote at shareholders’ meetings, they cannot prevent the ordinary shares underlying the ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our Company. Holders of our ordinary shares are not subject to this discretionary proxy.

We and the depositary are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.

We and the depositary may amend or terminate the deposit agreement without the consent of the holders of ADSs. Such amendment or termination may be made in favor of our Company. Holders of the ADSs, subject to the terms of the deposit agreement, shall be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADS holders. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. The depositary may, and shall at our written direction, terminate the deposit agreement and the ADSs by mailing notice of such termination to the registered holders of ADSs at least 30 days prior to the date fixed in such notice for such termination. After instructing its custodian to deliver all ordinary shares to us along with a general stock power that refers to the names set forth on the ADS register maintained by the depositary and providing us with a copy of the ADS register maintained by the depositary, the depositary and its agents will perform no further acts under the deposit agreement or the ADSs and shall cease to have any obligations under the deposit agreement and/or the ADSs.

Holders of ADSs may not receive dividends or other distributions on our ordinary shares, and you may not receive any value for them, if it is illegal or impractical to make them available to such holders.

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

ADS holders may experience dilution of their holdings due to inability to participate in rights offerings.

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

We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor’s attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

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

We have experienced increased costs as a result of being a public company in the United States and expect such costs to increase after we cease to qualify as an “emerging growth company.”

We have incurred additional significant legal, accounting and other expenses after becoming a public company in the United States. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. For example, as a result of becoming a public company, we had to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As an emerging growth company, we may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor’s attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of our U.S. initial public offering; (3) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non- convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if we have been a public company for at least 12 months and the market value of the ADSs and ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC.

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

In December 2016, Ascentage Jiangsu entered into a share transfer agreement for the acquisition of the entire equity interest of Guangzhou Healthquest Pharma Co., Ltd., or Healthquest Pharma from Dr. Zhai and Ren Jing. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Healthquest acquisition.”

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

On February 3, 2021, we entered into a placing and subscription agreement with Ascentage Limited, as the Vendor, and J.P. Morgan Securities (Asia Pacific) Limited and China International Capital Corporation Hong Kong Securities Limited, as placing agents. An aggregate of 26,500,000 existing ordinary shares owned by the Vendor were placed by the placing agents to not less than six placees at a price of HK$44.20 per share and we subsequently issued to the Vendor the same number of 26,500,000 new ordinary shares at the same price of HK$44.20 per share. The closing price of our ordinary shares on the HKEx on February 3, 2021, the date on which the terms of the placing were fixed, was HK$48.80. The net proceeds (after deducting all applicable costs and expenses, including commission and levies) raised were approximately HK$1,153.64 million.

On July 23, 2021, Innovent Biologics, Inc. subscribed for 8,823,863 of our ordinary shares at a price of HK$44.00 per share, for a total consideration of HK$388.25 million. The net proceeds (after deducting all applicable costs and expenses, including commission and levies) raised from the subscription were approximately HK$388.06 million. The closing price of our ordinary shares on the HKEx on July 14, 2021, the date on which the terms of the subscription were fixed, was HK$52.95.

On January 18, 2023, we entered into the 2023 Placing and Subscription Agreement with the Vendor and J.P. Morgan Securities (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited and Citigroup Global Markets Limited, or the placing agents. An aggregate of 22,500,000 existing ordinary shares owned by the Vendor were placed by the placing agents to not less than six placees at a price of HK$24.45 per share and we subsequently issued to the Vendor the same number of 22,500,000 new ordinary shares of the Company at the same price of HK$24.45 per share. The closing price of our ordinary shares on the HKEx on January 18, 2023, the date on which the terms of the top-up placing was fixed, was HK$24.05. The net proceeds (after deducting all applicable costs and expenses, including commission and levies) raised were HK$543.9 million.

On June 20, 2024, pursuant to a Securities Purchase Agreement with Takeda, we issued and sold to Takeda 24,307,322 of our ordinary shares at a price per share equal to HK$24.09850 (equivalent to approximately US$3.08549), for an aggregate purchase price of US$75 million. In connection therewith, we entered into a Registration Rights Agreement with Takeda, granting the Takeda certain registration rights. A copy of the Registration Rights Agreement is filed as Exhibit 4.15 to this Annual Report on Form 20-F.

In January 2025, Ascentage Pharma completed its U.S. initial public offering in which it offered and sold an aggregate of 8,260,144 ADSs (representing 33,040,576 ordinary shares). On January 24, 2025, the ADSs began trading on the Nasdaq Global Market under the symbol “AAPG.”

On July 14, 2025, we entered into the 2025 Placing and Subscription Agreement with Dajun Yang Dynasty Trust, a family trust established by Dr. Yang, as vendor, and J.P. Morgan Securities (Asia Pacific) Limited and Citigroup Global Markets Limited, as placing agents. An aggregate of 22,000,000 existing ordinary shares owned by the vendor were placed by the placing agents to not less than six placees at a price of HK$68.60 per share and we subsequently issued to the vendor the same number of 22,000,000 new ordinary shares of the Company at the same price of HK$68.60 per share. The closing price of our ordinary shares on the HKEx on July 14, 2025, the date on which the terms of the top-up placing was fixed, was HK$74.70. The net proceeds (after deducting all applicable costs and expenses, including commission and levies) raised were HK$1,492.5 million (US$190.1 million).

In March 2026, the Board approved the transfer of ownership of Ascentage Pharma Group Inc., Ascentage Pharma Pty Ltd., and Ascentage Pharma Europe Limited from Ascentage Pharma Group Corp Ltd. to Ascentage Pharma to streamline the organizational structure, which the Company expects will occur in 2nd quarter of this year.

Our corporate headquarters are located at 68 Xinqing Road Suzhou Industrial Park, Suzhou, Jiangsu, China, and our telephone number is +1 (301) 291-5658. Our agent for service of process in the United States is Ascentage Pharma Group Inc., located at 700 King Farm Boulevard, Suite 510, Rockville, MD 20850, and its telephone number is +1 (301) 291-5658. Our registered office is located at the office of Walkers Corporate Limited, with the registered address of 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. Our corporate website is www.ascentage.com. The information contained on or that can be accessed through our website is not incorporated by reference into this Annual Report on Form 20-F, and you should not consider information on our website to be part of this Annual Report on Form 20-F. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as the Company, at http://www.sec.gov.

B. Business Overview

Overview

We are a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. For more than two decades, our founders and team have leveraged their deep expertise to develop our proprietary drug discovery platform to pursue particularly challenging targets and significant unmet global medical needs. Our lead assets, Olverembatinib and Lisaftoclax, have global potential to address the major hematological malignancies, including chronic myeloid leukemia, or CML, acute myeloid leukemia, or AML, chronic lymphocytic leukemia, or CLL, acute lymphocytic leukemia, or ALL, myelodysplastic syndrome, or MDS, which is expected to exceed US$166 billion in aggregate market size by 2035, according to the F&S Report.

Our first lead asset, Olverembatinib, is a novel, third-generation tyrosine kinase inhibitor, or TKI. Olverembatinib was the first BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase, or CML-CP, with T315I mutations, CML in accelerated phase, or CML-AP, with T315I mutations, and CML-CP that is resistant and/or intolerant to first and second-generation TKIs. We are currently commercializing Olverembatinib in China. All commercialized indications of Olverembatinib have been included in the National Drug Reimbursement List, or NRDL, in China beginning January 2025.

We believe that Olverembatinib, with its real-world patients’ data in China, where it is approved, has the potential to be a global therapy for CML. The global CML market was around US$12.3 billion in 2023 and is expected to grow to US$14.6 billion by 2035, according to the F&S Report. We are currently conducting a registrational Phase 3 trial, or POLARIS-2, of Olverembatinib as a monotherapy for CML that is cleared by the U.S. Food and Drug Administration, or FDA, and European Medicines Agency or EMA. The clinical data obtained in China may not be accepted by the FDA or other foreign regulators to support ongoing or future clinical trials, and Olverembatinib is approved only in China, such that the outcome of our ongoing clinical trials is uncertain. We are also pursuing label expansion of Olverembatinib in combination with chemotherapy for the treatment of first-line Philadelphia chromosome-positive ALL, or frontline Ph+ ALL, in an FDA and EMA cleared registrational Phase 3 trial, or POLARIS-1, and conducting another registrational Phase 3 trial, or POLARIS-3 evaluating Olverembatinib as a monotherapy for succinate dehydrogenase (SDH),-deficient gastrointestinal stromal tumor, or GIST.

Our second lead asset, Lisaftoclax, is a novel Bcl-2 inhibitor that we are developing for the treatment of various hematological malignancies. In November 2024, we announced that our NDA for the treatment of relapsed and/or refractory, or R/R, CLL and small lymphocytic lymphoma, or SLL, was accepted with Priority Review designation by the Center of Drug Evaluation, or CDE, of China’s National Medical Products Administration, or NMPA. We believe this NDA is the second NDA filed in the world for a Bcl-2 inhibitor and the first in China for a Bcl-2 inhibitor for the treatment of patients with CLL/SLL that are resistant or intolerant to Bruton’s tyrosine kinase, or BTK, inhibitors. Lisaftoclax was approved in China by the NMPA for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy including BTK inhibitors in July 2025. We started commercializing in China in July 2025 shortly after receiving approval. We intend to seek approval in multiple countries outside of China.

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

We believe that Lisaftoclax, with its short half-life and potential for patient-friendly ramp-up schedule, can serve as a backbone molecule for combination therapies for many hematological malignancies, including and beyond CLL/ SLL. Therefore, we are also evaluating Lisaftoclax in combination with azacitidine, or AZA, in two registrational Phase 3 trials, GLORA-3 (EMA and CDE cleared) and GLORA-4 (FDA, EMA and CDE cleared), for the frontline treatments of elderly, or unfit patients with AML or patients with higher risk, or HR, myelodysplastic syndrome, or MDS, respectively.

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

We are empowered by our technical expertise in structure-based drug design and our innovative drug discovery engine, which allows us to address unmet medical needs by targeting key apoptotic pathways and validated tyrosine kinases. These core competencies have allowed us to develop small molecule and degrader therapies targeted at Bcl-2, Bcl-2/Bcl-xL, IAP and MDM2, in addition to building next-generation cell signaling inhibitors (i.e., BCR- ABL1, ALK, FAK inhibitors) and epigenome-modifying agents (i.e., PRC2 inhibitor). We are the only Company in the world with active clinical programs targeting all three known classes of key apoptosis regulators, according to the F&S Report. We have nine ongoing U.S. and/or international registrational trials, including four that are FDA-cleared, for our two key clinical-stage assets. Beyond our two lead assets, we have several other clinical-stage assets in U.S. or international clinical trials.

Leveraging our robust internal research and development capabilities, we have built a portfolio of global intellectual property rights. We have also established collaborations and other relationships with leading biotechnology and pharmaceutical companies around the world, including a collaboration and license agreement with Innovent and clinical collaboration agreements with AstraZeneca, Merck, and Pfizer, and research and development relationships with leading research institutions, including but not limited to Dana-Farber Cancer Institute, Mayo Clinic, MD Anderson Cancer Center, National Cancer Institute and the University of Michigan. As of December 31, 2025, we had 512 issued patents globally, 374 of which were issued outside of China.

We have assembled a talented, global team with experience in the research and development of innovative drugs, as well as commercial manufacturing, sales and marketing. Our success is shaped by this global team of approximately 767 employees across the United States, Europe, Australia, and China, as of December 31, 2025. Together, we are dedicated to continuously strengthening our research and development capabilities and accelerating the clinical development progress of our product pipeline with the goal of addressing the unmet medical needs of patients globally.

Our pipeline

We have a pipeline of seven clinical-stage small-molecule drug candidates. The following table summarizes our pipeline and the development status of each candidate as of December 31, 2025:

Note:

1.	Approved in November 2021 in China for the treatment of adult patients with TKI-resistant CML-CP and CML-AP harboring the T315I mutation, has been included into the China 2022 NRDL effective March 1, 2023.

2.	Approved in November 2023 in China for the treatment of adult patients with CML-CP resistant and / or intolerant first and second generation TKIs, has been included into the China 2024 NRDL effective January 1, 2025

3.	In July 2025, Lisaftoclax was approved by NMPA in China for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK inhibitors.

Our two lead FDA-cleared Phase 3 trials collectively address all five major hematological malignancies:

Summary of key completed and ongoing clinical trials for Olverembatinib

Note:

1.	Approved in November 2021 in China for the treatment of adult patients with TKI-resistant CML-CP and CML-AP harboring the T315I mutation, has been included into the China 2022 NRDL effective March 1, 2023.

2.	Approved in November 2023 in China for the treatment of adult patients with CML-CP resistant and or intolerant first and second generation TKIs, has been included into the China 2024 NRDL effective January 1, 2025.

Summary of key completed and ongoing clinical trials for Lisaftoclax

Note:

[1]	In July 2025, Lisaftoclax was approved by NMPA in China for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy including BTK inhibitors.

Olverembatinib (HQP1351), our first lead asset, is a novel, third-generation TKI. Olverembatinib is the first BCR-ABL1 inhibitor approved in China for patients with CML-CP with T315I mutations, CMP-AP with T315I mutations and CML-CP that is resistant and/or intolerant to first and second-generation TKIs. Since January 2025, all approved indications of Olverembatinib are covered by the China NRDL, which bolstered the affordability and accessibility of the drug in China.

Olverembatinib was included as an Emerging Treatment Option in the 2024 National Comprehensive Cancer Network (NCCN) USA guidelines for the management of CML and in the updated 2025 European LeukemiaNet recommendations. In addition, Olverembatinib has been included in the 2025 edition of the Chinese Medical Association’s Guidelines for the Diagnosis and Treatment of Chronic Myeloid Leukemia in China, the 2025 edition of the Chinese Anti-Cancer Association (CACA) Guidelines for Holistic Integrative Management of Cancer, and the 2025 edition of the Chinese Society of Clinical Oncology (CSCO) Guidelines.

To date, the FDA has granted four orphan drug designations, or ODD, to Olverembatinib, including for the treatment of CML, ALL, AML and GIST, and fast track designation, or FTD, for the treatment of CML in patients with certain genetic markers who have failed to respond to treatments with existing TKIs. Olverembatinib was also granted an Orphan Designation by the European Medicines Agency, or EMA, for the treatment of CML. Through three registrational Phase 3 trials, we are currently evaluating Olverembatinib as a monotherapy and/or in combination with existing treatments for patients with CML, first-line patients with frontline Ph+ ALL, and patients with SDH-deficient GIST. Clinical trials evaluating Olverembatinib are currently taking place in Australia, various European countries, India, Canada, China and the United States. On February 25, 2025, the CDE of China NMPA granted Olverembatinib the breakthrough therapy designation for patients with first-line Ph+ ALL.

Lisaftoclax (APG-2575), our second lead asset, is a novel Bcl-2 inhibitor that we are developing for the treatment of various hematological malignancies. To date, the FDA has granted five ODDs to Lisaftoclax, including for the treatment of CLL, AML and MM. In November 2024, we announced that our NDA was accepted with Priority Review designation by the CDE. On July 10, 2025, Lisaftoclax was approved by China’s NMPA for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy including BTK inhibitors, which makes Lisaftoclax the first Bcl-2 inhibitor receiving conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China, and the second Bcl-2 inhibitor approved globally. Shortly after the approval, we have commenced the commercial sales of Lisaftoclax in China. According to the F&S Report, this NDA is the second NDA filed in the world for a Bcl-2 inhibitor and the first in China for a Bcl-2 inhibitor for the treatment of patients with CLL/SLL that are resistant or intolerant to BTK inhibitors. Through four registrational Phase 3 trials, we are currently evaluating Lisaftoclax as a monotherapy and/or in combination with existing treatments for patients with CLL/SLL, AML and MDS. We are also evaluating Lisaftoclax in ongoing clinical trials for MM and other hematological malignancies. Clinical trials evaluating Lisaftoclax are currently taking place in Australia, Belgium, Canada, China, France, Germany, Hungary, Japan, Poland, Spain, United Kingdom and the United States.

Alrizomadlin (APG-115) is a novel, orally bioavailable, highly selective, small molecule inhibitor of the mouse double minute 2, or MDM2, homolog, or MDM2-p53. We believe Alrizomadlin has potential to treat a number of serious rare and orphan diseases and address unmet medical needs in both adult and pediatric indications.

The FDA has granted six ODDs for Alrizomadlin for the treatment of soft-tissue sarcoma, gastric cancer, AML, retinoblastoma, stage IIB-IV melanoma, and neuroblastoma. In addition, Alrizomadlin has been granted two Rare Pediatric Disease Designations, or RPDD designations by the FDA for the treatment of neuroblastoma and retinoblastoma.

To date, the FDA has granted six ODDs and two rare pediatric disease designations, or RPDD, for Alrizomadlin. Clinical trials evaluating Alrizomadlin are currently taking place in Australia, China and the United States. A Phase I clinical study of Alrizomadlin alone or in combination with Lisaftoclax in children with solid tumors is ongoing; current data indicates that Alrizomadlin alone or in combination with Lisaftoclax showed a manageable safety profile, with preliminary antitumor activity in heavily pretreated relapsed/metastatic rhabdomyosarcoma (RMS) or other soft-tissue sarcomas (STSs).

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

APG-5918 is a potent, orally bioavailable, and highly selective inhibitor of the embryonic ectoderm development, or EED, a sub-unit of the Polycomb Repressive Complex 2, or PRC2. APG-5918 is a PRC2 inhibitor with demonstrated potential for treating patients with anemia, including beta-thalassemia and chronic kidney disease, or CKD-induced anemia and oncology, including TCLs, Prostate cancer and MM. During 2026, we will advance the clinical development of APG-5918 in oncology and anemia in the U.S. and China.

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

APG-3288 is the first novel, highly potent and selective BTK degrader developed utilizing Ascentage Pharma’s proprietary proteolysis-targeting chimera (PROTAC) technology platform. This candidate induces the formation of a ternary complex consisting of the BTK target, the PROTAC, and the Cereblon E3 ubiquitin ligase, leading to proteasome-mediated degradation of the BTK target. Unlike conventional BTK inhibitors, APG-3288 is designed to act through degradation rather than inhibition, inducing rapid, potent, highly selective, and sustained degradation of both wild-type BTK and multiple BTK mutants associated with resistance to existing BTK inhibitors. Critically, this approach blocks the BCR-BTK signaling axis at its source, thereby overcoming resistance to BTK inhibitors and potentially providing a novel and differentiated therapeutic strategy for BTK-targeted treatment. In preclinical studies, compared to other BTK degraders in development, APG-3288 demonstrated more potent BTK degradation, higher selectivity, and more favorable PK properties that highlighted the drug’s potential.

Our competitive strengths

We believe our Company is differentiated by several strengths, including:

●	Global, integrated biopharmaceutical company with discovery, development, manufacturing and commercialization capabilities, strategically targeting the global hematological malignancies market, estimated to be US$67.2 billion in 2023 and rising to US$208.8 billion by 2035 according to the F&S Report:

●	Strong and well-established in-house discovery team;

●	Integrated clinical development team working across China, US, UK and Australia;

●	Our 200,000 square foot manufacturing facility provides clinical and commercial supply of drug products, including support of all of our clinical trials;

●	Full commercial team comprised of more than 270 members in China together with U.S.-based senior leadership with significant global commercialization and sales experience;

●	Our two lead FDA-cleared Phase 3 assets that are collectively addressing all five major hematological malignancies;

●	Strong market position with Olverembatinib, a novel third-generation BCR-ABL1 TKI, commercialized in China since 2021 with real- world patient data, validating global development and commercialization plans and Lisaftoclax, a novel Bcl-2 inhibitor, commercialized in Chine since July 2025 for the treatment of various hematological malignancies globally, including and beyond CLL/SLL;

●	Deep expertise and insights in developing small molecule drugs for challenging targets and high unmet medical needs;

●	Our innovative pipelines with global potential and ongoing clinical trials in Australia, Canada, China, various European countries, Japan, United Kingdom, India and the United States that are driven by the proprietary drug discovery platform and technologies such as chemical synthesis and targeted protein degradation; and

●	Dedicated science-driven international team with complementary knowledge and skillsets, led by visionary founders working together for more than 20 years.

Disease and industry background

All the information and data, including statistics and estimates, for the diseases described in this section and elsewhere in this Annual Report on Form 20-F including the markets and forecasts regarding the diseases have been derived from the F&S Report.

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

Each hematologic malignancy has various subtypes as well. Blood cancers are estimated to account for about 10% of all new cancer diagnoses globally. Approximately 1.5 million new cases of blood cancer cases were diagnosed globally, and the global incidence is expected to reach 1.8 million by 2035. Approximately 720,000 people die from blood cancer every year, accounting for more than 7% of cancer deaths. The global market for hematological malignancies was US$67.2 billion in 2023, representing approximately 30% of the cancer therapy market, and expected to grow to approximately US$208.8 billion by 2035.

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

The incidence rate of ALL is closely related to age and gender. Around 60% of ALL cases are diagnosed before the age of 20, and compared to females, males are more likely to develop ALL. ALL primarily affects children and is the most common type of childhood cancer. According to the American Cancer Society, or ACS, it is estimated that in 2024 there will be approximately 6,550 new cases of ALL (3,590 in males and 2,960 in females) and approximately 1,330 deaths from ALL (640 in males and 690 in females) in the United States. In pediatric patients, which account for approximately 50% of ALL cases, the chance of cure is approximately 80%. ALL can also occur in adults, though the prognosis is generally worse in older patients with approximately a 45 to 60% chance of cure and poorer prognosis in patients who are 60 years or older. According to ACS, about 80% deaths from ALL in the United States occur in adults. According to the F&S Report, the five-year overall survival rate is 40.0% in adults in the United States and is 17.6% in adults in China.

There were around 120.3 thousand new cases of ALL in 2023 with expected growth to 150.5 thousand in 2035. Since the molecular basis of ALL is complex, comprising various genetic and environmental factors, the incidence of ALL will remain relatively stable in the future. The global drug market of ALL was around US$3.7 billion in 2023 and is expected to grow up to US$26.9 billion by 2035.

Philadelphia Chromosome-Positive Acute Lymphoblastic Leukemia, or Ph+ ALL, is the most common cytogenetic abnormality in adult patients with ALL, occurring in about 20% to 30% of all cases. It results from a reciprocal translocation between the ABL1 oncogene on the long arm of chromosome 9 and a breakpoint cluster region, or BCR, on the long arm of chromosome 22, resulting in a fusion gene, BCR-ABL1, that encodes an oncogenic protein with constitutively active tyrosine kinase activity. The incidence of Ph+ ALL increases with age, from less than 5% in younger children to 20% to 25% in older adults. There were around 18.3 thousand new cases of Ph+ ALL patients in 2023 with expected growth to 23.1 thousand in 2035.

Chronic lymphocytic leukemia (CLL) and small lymphocytic lymphoma (SLL)

Chronic lymphocytic leukemia, or CLL and small lymphocytic lymphoma, or SLL, are two slow-growing hematological malignancies commonly grouped together as a type of non-Hodgkin lymphoma. In CLL, the cancer cells start in the bone marrow and slowly progresses to the blood, whereas in SLL, the cancer cells are primarily found in the lymph nodes and spleen, but both CLL and SLL behave similarly and are treated in the same way.

Although the exact causes of CLL and SLL are unknown, it primarily affects older populations and is among the most common leukemia subtypes in adults, accounting for a quarter of all leukemia cases in Western countries.

Advancements in basic research and targeted therapies have brought significant survival benefits to patients with CLL/SLL. Despite advancements in new targeted therapies, CLL/SLL still presents major clinical challenges and remains an urgent medical need for new treatment options that can offer both efficacy and safety.

According to ACS, it is estimated that in 2024 there will be approximately 20,700 first-line cases and 4,440 deaths from CLL in the United States. In China, CLL/SLL is occurring at a rapidly rising incidence rate, with a younger age of onset and higher aggressiveness, thus posing a serious threat to public health in the country with global incidence expected to increase to 119.5 thousand in 2035. The global CLL/SLL market was around US$9.4 billion in 2023 and is expected to grow to US$38.2 billion by 2035.

Acute myeloid leukemia (AML)

AML is a rapidly progressing hematological malignancy that typically affects older patients. According to ACS, it is estimated that in 2024 there will be approximately 20,800 first-line cases and 11,220 deaths from AML in the United States. The average age of diagnosis is currently at approximately 68 years of age, but it can also occur in children. Variables that are used to predict a patient’s prognosis and influence treatment strategies include age, antecedent MDS, and cytogenetic abnormalities. Increasingly, there are also a number of identified mutations (such as CEBPA, c-KIT, FLT3, IDH1/2, KMT2A-r/MLL-r, and NPM1) that can impact prognosis. According to the F&S Report, the five-year overall survival rate is 26.0% in adults in the United States and is less than 20.0% in adults in China. The global incidence of AML is estimated to be 97.6 thousand as of 2023 and is expected to reach 122.1 thousand by the end of 2035.

It is estimated that, globally, there were 97.6 thousand new cases of AML in 2023, which is projected to increase to 122.1 thousand in 2035. The global AML market was US$3.9 billion in 2023 and is expected to grow to US$10.8 billion by the end of 2035.

Myelodysplastic syndrome (MDS)

Myelodysplastic syndrome, or MDS, constitutes a broad spectrum of hematological malignancies. MDS results from clonal alterations in the bone marrow stem cells that can manifest as a variety of hematological abnormalities of varying severity. In some cases, the underlying cause of MDS is unknown, or primary MDS. More commonly, the condition develops following exposure to high doses of radiation, chemotherapy, or other toxins that damage the bone marrow stem cells. In about 1 in 3 patients, MDS can progress to AML. The incidence of MDS ranged from 0.22 to 13.2 per 100,000 population across different regions, age groups, genders, and ethnicities, and the incidence rate of it tend to be higher in more developed regions, such as North America, Europe, and Australia.

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

The global drug market of MM was around US$25.4 billion in 2023 and is expected to grow up to US$75.8 billion by 2035.

Our products

Our first lead asset: Olverembatinib

Our first lead asset, Olverembatinib, is a novel, third-generation TKI. Olverembatinib is the first BCR- ABL1 inhibitor approved in China for the treatment of patients with CML-CP with T315I mutations, CML-AP with T315I mutations and CML-CP that is resistant or intolerant to first and/or second-generation TKIs. We believe that Olverembatinib, with its real-world patient data in China, where it is approved, has the potential to be a global drug for CML and Ph+ ALL.

In January 2023, Olverembatinib was included in China’s 2022 NRDL for the indications of T315I-mutant CML-CP and T315I-mutant CML-AP. Olverembatinib was included as an Emerging Treatment Option in the 2024 National Comprehensive Cancer Network (NCCN) USA guidelines for the management of CML and in the updated 2025 European LeukemiaNet recommendations. In addition, Olverembatinib has been included in the 2025 edition of the Chinese Medical Association’s Guidelines for the Diagnosis and Treatment of Chronic Myeloid Leukemia in China, the 2025 edition of the Chinese Anti-Cancer Association (CACA) Guidelines for Holistic Integrative Management of Cancer, and the 2025 edition of the Chinese Society of Clinical Oncology (CSCO) Guidelines.

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

To date, the FDA has granted four ODDs to Olverembatinib, including for CML, ALL, AML and GIST, and FTD for the treatment of CML in patients with certain genetic markers who have failed to respond to prior TKIs. Olverembatinib was also granted an Orphan Designation by the European Medicines Agency, or EMA, for the treatment of CML. Previously, Olverembatinib was accepted by the CDE breakthrough therapy designation, or BTD, for the treatment of patients with SDH-deficient GIST who had received prior frontline treatment as well as first-line Ph+ ALL patients.

We are currently conducting an FDA and EMA cleared registrational Phase 3 trial, POLARIS-2, of Olverembatinib as a monotherapy for CML, and subject to the trial’s successful completion. We plan to pursue approvals in the US and other key countries. In parallel, we are pursuing label expansion of Olverembatinib in an FDA and EMA cleared registrational Phase 3 trial, or POLARIS-1, in combination with chemotherapy for the treatment of frontline Ph+ ALL and a registrational Phase 3 trial, or POLARIS-3, as a monotherapy for SDH-deficient GIST. We are continuing to enroll and expect to complete the majority of patient enrollment in POLARIS-1 in 2026.

Summary of key completed and ongoing clinical trials for Olverembatinib

Note:

1.	Approved in November 2021 in China for the treatment of adult patients with TKI-resistant CML-CP and CML-AP harboring the T315I mutation, has been included into the China 2022 NRDL effective March 1, 2023

2.	Approved in November 2023 in China for the treatment of adult patients with CML-CP resistant and or intolerant first and second generation TKIs, has been included into the China 2024 NRDL effective January 1, 2025.

Current treatment paradigm and its limitations

Historically, the standard of care for CML and ALL was chemotherapy, which involves the use of cytotoxic drugs to kill cancer cells. However, chemotherapy alone was not curative and had limited effectiveness in controlling the disease. The introduction of TKIs revolutionized the treatment of CML and ALL. BCR-ABL1 is a leukemia-causing fusion gene that produces a dysfunctional protein called “BCR-ABL1 tyrosine kinase” that is biologically active, leading to the abnormal regulation of cell growth and survival and is associated with CML and certain types of ALL. TKIs are targeted therapies that are designed to specifically inhibit the BCR-ABL1 tyrosine kinase. Imatinib, or GLEEVEC, the first TKI approved by the FDA for CML, was highly effective initially but many CML and ALL patients developed resistance or intolerance. To address this, a number of second-generation TKIs were developed, but many patients also developed resistance or intolerance. Notably, first and second-generation TKIs have not been able to address patients with CML with T315I mutations, which was associated with rapid progression and limited survival. Although second-generation TKIs are widely used with an estimated US$5.5 billion in annual sales in 2023 according to the F&S Report, there remains significant unmet medical need for CML.

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

Asciminib is an ABL1 allosteric inhibitor that was approved by the FDA in October 2021 for the treatment of CML-CP (following treatment with 2 prior TKIs) and for the treatment of CML-CP with T315I mutations. It was granted accelerated approval by the US Food and Drug Administration (FDA) for adult patients with newly diagnosed Philadelphia chromosome-positive chronic myeloid leukemia in chronic phase (Ph+ CML-CP) in October 2024. Asciminib is mechanistically different than other TKIs in that it binds to the myristoyl pocket of the BCR-ABL1 protein instead of binding to the ATP-binding site of the kinase domain of the protein similar to other TKIs. However, patients with T315I mutations must receive 200 mg of asciminib twice daily, which is five times the regular dosage of asciminib for patients with CML without T315I mutations, and costs close to US$1 million per person per year. Asciminib also has challenges with some specific compound mutations.

Despite the availability of ponatinib and asciminib, CML, whether with or without the T315I mutations or multiple and/or compound mutations, remains stubbornly resistant to approved therapies. Therefore, there remains a significant global unmet medical need and demand for more safe and effective therapies for patients with CML.

Our solution: Olverembatinib

Our first lead asset, Olverembatinib, is a novel third-generation TKI targeting multiple tyrosine kinases, including BCR-ABL1 mutants and multiple and/or compound mutations.

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

Key clinical results

Olverembatinib has demonstrated a series of clinical data to date, as summarized below.

●	Strong antileukemic activity in patients with heavily pretreated CML-CP, including T315I mutations, and Ponatinib and/or Asciminib failures, see “1. Strong antileukemic activity in Heavily Pretreated CML-CP Patients”

●	Olverembatinib in combination with low-intensity chemotherapy showed efficacy in first-line Ph+ ALL Efficacy, see”2. POLARIS-1 Global Phase III Part 1 Results Olverembatinib + Low-intensity Chemotherapy in first-line Ph+ ALL”

●	72% CCyR and 44% MMR in adult CML-CP patients resistant and/or intolerant to 1L TKIs, see “3. Clinical benefit as a viable 2L Treatment for CML-CP”

●	76.5% patients achieved CR/CRh/CHR in in MLN-FGFR1 Mutant Patients, see “4. Olverembatinib Efficacy in MLN-FGFR1 Mutant Patients”

●	Deep Remission and Improvement in allo-HSCT outcomes in BC-CML patients, see “5. Deep Remission, Improvement in Allo-HSCT Outcomes in Blast Crisis”

●	Significantly longer EFS and better tolerability than BAT arm in CML-CP patients in a 4-year follow-up study, see “6. Registrational Phase II Study in CML-CP: 4-Year Follow Up”

●	Olverembatinib in combination with venetoclax enhances allo-HSCT outcome, see “7. Olverembatinib + Bcl-2i Bridging: Potential for Chemo- or Immunotherapy Free Regimen with Lisaftoclax”

All of the results presented above and below (other than “3. Clinical benefit in patients with ponatinib- and asciminib-failed CML-CP and Ph+ ALL”) in this section “Key Clinical Results” include data from trials conducted outside of the United States. To the extent the trials were conducted outside of the United States, the FDA may not accept such data, and additional trials may be required, resulting in additional time and cost.

1. Strong antileukemic activity in Heavily Pretreated CML-CP Patients

Updated results from a phase 1b randomized clinical trial of Olverembatinib for the treatment of patients with CML or Philadelphia chromosome-positive ALL. In this trial, Olverembatinib had a favorable pharmacokinetic profile, was generally well tolerated, and showed strong antileukemic activity in patients with heavily pretreated chronic-phase CML with or without T315I variants, including prior ponatinib and/or asciminib failure. Olverembatinib may provide a viable new treatment option for patients after failure of 2 or more TKIs.

This multicenter phase 1b randomized clinical trial was conducted from January 28, 2020, to January 2, 2024, with a median (range) follow-up of 48 (0-166) weeks. Patients with CML or Philadelphia chromosome-positive ALL were enrolled. This bridging study was performed in part to confirm that there are no racial differences in the pharmacokinetic profile of Olverembatinib. Patients were randomly assigned to 30, 40, or 50 mg of Olverembatinib orally every other day in 28-day cycles.

Demographic. Of 80 included patients, 46 (58%) were male, and the median (range) age was 54.0 (21-80) years. The median (range) time from the initial diagnosis of CML or advanced Philadelphia chromosome–positive leukemia to the first dose of Olverembatinib was 5.9 (0.4-24.0) years. The study population was heavily pretreated: 14 (17.5%), 22 (27.5%), and 43 (53.8%) had received 2, 3, or 4 or more prior TKIs, respectively. Five patients had prior allogeneic stem cell transplant. A total of 46 patients (58%) had received ponatinib and 25 (31%) had received asciminib. A total of 11 patients had treatment failure with both ponatinib and asciminib. A total of 25 patients (31%) had a T315I variant at baseline. Among the 18 patients in the advanced leukemia group, 9 were in accelerated-phase CML, 6 in blast-phase CML, and 3 had Philadelphia chromosome–positive ALL.

Strong antileukemic activity in patients with heavily pretreated CML-CP, including T315I mutations, and Ponatinib and/or Asciminib failures

Efficacy results. Among evaluable patients with chronic-phase CML, CCyR occurred in 61% patients; MMR occurred in 42% of patients. Cytogenetic and molecular responses were similar in patients with or without T315I variants. A total of 58% of patients with prior ponatinib treatment achieved CCyR, and 37% achieved MMR. A total of 50% patients with asciminib resistance had CCyR, and 33% had MMR.

Safety results. Based on investigators’ assessments, 75% of patients experienced at least 1 treatment-related adverse event; 40% of patients experienced grade 3 or higher treatment-related adverse events; and 15% of patients experienced treatment-related serious adverse events, none of which were fatal. Frequently reported (10% or more) treatment-emergent adverse events included elevated blood creatine phosphokinase (all grades, 31 [39%]; grade 3 or higher, 10 [13%]) and thrombocytopenia (all grades, 23 [29%]; grade 3 or higher, 14 [18%]).

2. POLARIS-1 Global Phase III Part 1 Results - Olverembatinib + Low-intensity Chemotherapy in first-line Ph+ ALL

Updated results from POLARIS-1 (NCT06051409), a global registrational Phase III study designed to evaluate the efficacy and safety of Olverembatinib combined with low-intensity chemotherapy in patients with first-line Ph+ ALL. The primary endpoint of the study was MRD (BCR-ABL/ABL1 ≤ 0.01% by qPCR) negativity rate by the end of three induction cycles.

In patients with ND Ph+ ALL, Olverembatinib in combination with chemotherapy demonstrated an MRD-negative CR rate of 64.2% by the end of the induction therapy and a favorable safety profile.

Demographic. As of July 18, 2025, a total of 55 patients with first-line Ph+ ALL were enrolled in Part 1, including Olverembatinib 40 mg QOD (n = 15) and Olverembatinib 30 mg QOD (n = 40). The chemotherapy backbone consisted of 49 patients who received Olverembatinib + VD and 6 patients who received Olverembatinib + VDP. At baseline, the median age of the 55 enrolled patients was 43.0 years (range, 18–70), with 63.6% female and 36.4% male patients. Most patients were Asian (90.9%), while 9.1% were White. The BCR::ABL1 subtype distribution was predominantly P190 (65.5%), followed by P210 (29.1%), with smaller proportions of P190+P210 (3.6%) and P230 (1.8%). The mean treatment duration of all patients in Part A was 9.6 months.

Primary Endpoint: MRD Negativity Rate by the End of Three Induction Cycles

53 evaluable patients
94%
66%
64%
CR or CRi
Best MRD negativity rate
Best MRD-negative CR rate

Efficacy results. As of July 18, 2025, among 53 efficacy-evaluable patients, 50 (94.3%) achieved a CR or CR with incomplete hematologic recovery by the end of induction therapy. The best MRD negativity and MRD-negative CR rates were 66.0% and 64.2%, respectively.

IKZF1plus (particularly with concurrent BTG1 deletion) is a widely recognized high-risk factor associated with poor prognoses in B-cell ALL (B-ALL) because it can often cause resistance to chemotherapies and a high propensity to relapse. Among the 10 patients in this study who had this genotype, the molecular response rate at the end of the induction therapy was 90% (9/10).

Safety results. Olverembatinib in combination with low-dose chemotherapy was well tolerated. Common (incidence >15%) grade ≥ 3 treatment-emergent adverse events (TEAEs) were neutropenia (63.6%), thrombocytopenia (56.4%), leukopenia (54.5%), anemia (49.1%), pneumonia (30.9%), hypokalemia (20%), and abnormal hepatic function (16.4%).

3. Olverembatinib as a viable 2L Treatment for CML-CP

This was an open-label, single-arm, multicenter investigator-initiated clinical study (ChiCTR2200061655) designed to evaluate the efficacy and safety of orally administered Olverembatinib at 40 mg every other day (QOD) in Chinese patients with CP-CML resistant/intolerant to one prior line of TKIs (including imatinib, flumatinib, nilotinib, and dasatinib) without the T315I mutation.

Demographics. As of July 24, 2025, the study had enrolled 47 patients with CP-CML without the T315I mutation. (93.6% first-line TKI-resistant, 6.4% first-line TKI-intolerant). The median age was 42.0 years, and 66.0% of patients were men. The median (range) interval from diagnosis to initial Olverembatinib treatment was 1.03 years. A total of 25.5% of patients had received 1L imatinib, and 74.5% of patients had been treated with a 1L 2G TKI, including dasatinib (n = 7, 14.9%), nilotinib (n = 13, 27.7%), or flumatinib (n = 15, 31.9%). A total of 76.6% of patients had no mutations at baseline, while 23.4% had non-T315I BCR::ABL1 kinase domain mutations.

72% CCyR and 44% MMR in efficacy-evaluable patients, increasing response over time

Efficacy results. As of July 24, 2025, 39 (83.0%) patients received at least one efficacy evaluation; 36 (76.6%) at least two efficacy evaluations; and 34 (72.3%) at least three efficacy evaluations. Two patients had not yet received their first efficacy evaluation.

As of the data cut-off date, 71.8% (28/39) of patients had achieved a CCyR and 43.6% (17/39) MMR. CCyR and MMR rates assessed at the end of cycles 6, 9, 12, 15, 18, 21, and 24 were 54.3% and 25.7%, 66.7% and 33.3%, 74.2% and 35.5%, 84.6% and 46.2%, 85.7% and 47.6%, 90.0% and 60.0%, and 89.5% and 57.9%, respectively, suggesting that responses deepened as treatment persisted.

Among 39 efficacy-evaluable patients, 30 received second-generation TKIs in first-line treatment. Of them, 76.7% (23/30) achieved a CCyR and 43.3% (13/30) MMR. Among the 9 patients who were pretreated with imatinib, 55.6% (5/9) achieved a CCyR and 44.4% (4/9) MMR.

Safety results. The median (range) treatment duration was 16.0 (1-18) cycles. A total of 42 (89.4%) patients experienced treatment-related adverse events (TRAEs) of any grade, including 21 (44.7%) patients who experienced grade ≥3 TRAEs and 6 (12.8%) patients who experienced serious adverse events (SAEs) related to Olverembatinib. Grade ≥3 hematologic toxicities included platelet count decreased (42.6%), neutrophil count decreased (25.5%), and anemia (8.5%). Olverembatinib-related SAEs included platelet count decreased (6.4%) and anemia, myelosuppression, and pyrexia (2.1% each). No deaths were reported during the study.

4. Olverembatinib Efficacy in MLN-FGFR1 Mutant Patients

This was a phase 2, open-label, multicenter investigator-initiated study that was performed to evaluate the efficacy and safety of Olverembatinib in adults with first-line or relapsed MLN-FGFR1. In this trial, Olverembatinib was highly effective and well tolerated in patients with MLN-FGFR1 in both preclinical and clinical settings. Combined chemotherapy was preferable in patients with BP disease, and allo-HSCT remained an important strategy for extending survival.

Demographics. As of October 30, 2025, 20 patients from 16 centers were enrolled and 17 patients were evaluated for efficacy. Median(range) age was 48(25-81) years old, 7 patients were men,14 had CP disease (10 with EMD, mostly presented as T-LBL) , 5 had BP disease (2 B-ALL, 2 AML and 1 MPAL) , 1 EMD only, 6 were previously treated 2 had prior alloHSCT,13 had peripheral blood eosinophilia, of whom 11(84.6%) had CP disease. ZMYM2 (65.0%) was the most observed fusion partner.RUNX1 mutation was detected in 9/16 (56.2%) patients.

Efficacy results. 13/17 (76.5%) patients achieved CR/CRh/CHR, among whom 1 achieved CCyR and 2 achieved CMR at 2 months’ evaluation. Best responses were 5 CMR, 4 CCyR, 8 CR/CHR. With a median (range) follow-up of 11 (2-38) months, 11 patients were still alive with no detected disease. Among the 5 patients who had received HSCT, 3 were in CMR to date, 1 relapsed, 1 died of transplant-related infection.

Safety results. Adverse events in 11 CP patients who were treated with Olverembatinib alone were evaluated. 1 patient reported grade 3 platelet count decrease and 1 patient reported grade 3 alanine aminotransferase elevation, hyperpressure cerebral infarction. Rash and constipation were mostly commonly observed.

5. Deep Remission, Improvement in Allo-HSCT Outcomes in Blast Crisis

This real-world practice analysis captured data from consecutively enrolled BC-CML patients aged ≥14 years undergoing allo-HSCT at the Institute of Hematology and Blood Diseases Hospital Chinese Academy of Medical Sciences between November 2021 and January 2025, including both de novo and chronic phase-transformed cases.

This real-world analysis provides the first clinical evidence supporting the efficacy and safety of Olverembatinib in transplant-eligible BC-CML. Olverembatinib significantly enhances pre-transplant molecular responses, compared to 1/2G-TKIs, associating with improved survival and reduced NRM in BC-CML patients receiving allo-HSCT. With a manageable safety profile, Olverembatinib represents a promising bridging strategy prior to allo-HSCT, potentially redefining frontline management of BC-CML.

Demographics. A total of 64 patients with BC-CML receiving pre-transplant TKIs treatment were included in the study (median age 33 years, range 14–61). At BC diagnosis, 43.8% (n=28) exhibited additional cytogenetic abnormality, including 20 complex karyotypes. Twenty patients (31.3%) harbored ABL1 mutations, predominantly E255K and Y253K. T315I was seen in 5 cases. Thirty (46.9%) patients carried additional genetic mutations, including myeloid neoplasm-associated mutations (e.g., ASXL1, RUNX1) and IKZF1 deletions. Extramedullary involvement occurred in 11 patients (17.2%). All patients received TKIs+chemotherapy before transplantation and were stratified by pre-transplant TKIs exposure: 1/2G-TKI cohort (n=42, imatinib, nilotinib, flumatinib or dasatinib) versus Olverembatinib (n=21, HQP1351), with balanced baseline characteristics.

Efficacy results. The Olverembatinib cohort demonstrated advanced pre-transplantation treatment responses: higher hematologic remission rates (100% vs 81%, p<0.05) and CCyR rate (76.2% vs 55.8%, p=0.17). Notably, Olverembatinib achieved significantly improved molecular remission at transplantation: MMR 61.9% vs 16.3% (p<0.001) and CMR 23.9% vs 4.7% (p<0.05). Olverembatinib cohort showed clinically meaningful improved survival, including trends toward improved two-year OS (87.1% vs 57.2%) and two-year PFS (75.8% vs 52.6%),

Safety results. Safety analysis revealed treatment-related adverse events in Olverembatinib cohort 52.4% (11/21) of patients. Six (28.6%) developed grade 3/4 neutropenia. Cardiovascular Events were observed in two patients, including deep vein thrombosis (n=1) and pericardial effusion (n=1).

6. Registrational Phase II Study in CML-CP: 4-Year Follow Up

This was an open-label, randomized controlled, multicenter, pivotal registrational Phase II study (NCT04126681) designed to evaluate the efficacy and safety of Olverembatinib in patients with CML-CP resistant and/or intolerant to first- and second-generation TKIs. This report features an update on results released in an oral presentation at ASH 2023. In this trial, Olverembatinib demonstrated a clear therapeutic advantage over BAT in patients with CML-CP resistant and/or intolerant to first- and second-generation TKIs, including those without the T315I mutation.

Demographics. As of January 13, 2025, a total of 144 patients with CML-CP were enrolled in the study, including 105 patients without the T315I mutation. In this study, patients were randomized in a 2:1 ratio to the Olverembatinib arm or the control arm with investigators’ choices of best available treatment (BAT). The primary endpoint was event-free survival (EFS). An event was defined as disease progression; loss of achieved complete hematologic response (CHR), major cytogenetic response, or complete cytogenetic response (CCyR); treatment failure; no achieved CHR within 3 cycles; death from any cause; or unacceptable toxicity.

EFS: All Patients with CML-CP

Efficacy results. The Olverembatinib arm achieved a significantly longer EFS than the BAT arm: among all patients with CML-CP, the median EFS of the Olverembatinib arm and the BAT arm were 21.2 months and 2.9 months (P < 0.0001), respectively. Among patients with CML-CP without the T315I mutation, the median EFS of the Olverembatinib arm and the BAT arm were 11.9 months and 3.1 months (P = 0.0159), respectively. Other efficacy parameters of the Olverembatinib arm were significantly better than those of the BAT arm: among all patients with CML-CP, CHR rates of the Olverembatinib arm and the BAT arm were 85% and 35%; CCyR rates were 38% and 19%; and major molecular response (MMR) rates were 30% and 8%, respectively. Among patients with CML-CP without the T315I mutation treated in the Olverembatinib arm or the BAT arm, CHR rates were 82% and 50%, CCyR rates 26% and 21%, and MMR rates 16% and 10%, respectively.

Favorable Safety Profile

Safety results. Olverembatinib showed a favorable safety profile in patients with CML-CP with/without the T315I mutation, with no new safety signals. Grade ≥ 3 adverse events included hematologic toxicities. Notably, the incidence rate of vascular occlusion in the Olverembatinib arm was 7%.

7. Olverembatinib + Bcl-2i Bridging: Potential for Chemo- or Immunotherapy Free Regimen with Lisaftoclax

This study aimed to investigate the efficacy and safety of an Olverembatinib-venetoclax regimen before bridging to HSCT in adult Ph/BCR-ABL1+ALL patients with refractory/relapsed disease or persistent MRD. This study demonstrated that the use of Olverembatinib-venetoclax involved regimen prior to transplantation is effective and safe. Prompt allo-HSCT bridging post-Olverembatinib-venetoclax treatment significantly enhances long-term outcomes in high-risk patients. Moreover, the results support the Olverembatinib-venetoclax involved regimen as a frontline consolidation or induction treatment, which may achieve rapid molecular remission, reduce pre-transplant treatment cycles, and minimize chemotherapy-related toxicity.

Demographics.

This single-center case series included 17 refractory/ relapsed (R/R) (n=2) and minimal residual disease (MRD) persistent positive (n=15) Ph+ALL patients who were treated with Olverembatinib-related therapy between February 20, 2022, and January 31, 2023, including 2 with hematology relapse, 9 with persistent positive MRD, and 1 with relapsed MRD. Four patients harbored a T315I mutation. Two patients had received prior blinatumomab or INO treatment. All patients had previously failed TKI treatment, with four of them who did not respond to at least two different TKIs. The median number of chemotherapies courses before enrollment was 3 (range: 3–11). The regimen included Olverembatinib (40 mg QOD) combined with venetoclax (100 mg d1, 200 mg d2, 400 mg, d3–28) + prednisone (1 mg/kg, d1 ~ 14) + vincristine (1.5 mg/m2, d1, d8) regimen. The last follow-up date was April,2025.

Olverembatinib + Venetoclax Combination: High Percentage of Relapse-Free Survival post-HSCT

Efficacy results. The median number of Olverembatinib + venetoclax regimen cycles was 2 (range, 1–3 cycles). With a median follow-up of 856-day post-HSCT, the 2-year overall survival and relapsed free survival rates was 88.2 ± 7.8% and 79.4 ± 10.9%, respectively. 15 (83.3%) enrolled patients successfully underwent bridged allo-HSCT. Overall, all 2/2 patients with hematological recurrence achieved CMR, and 10 of the 15 MRD + patients achieved CMR, resulting in an overall CMR rate of 70.6%. Three patients who failed MRD clearance after one cycle of Olverembatinib and venetoclax regimen proceeded to the CD19 bispecific T-cell Engager (Blinatumomab, BiTE) therapy and only one attained MRD clearance. Notably, all patients with T315I mutations (4/4) achieved CMR before transplantation.

Safety results. Olverembatinib-venetoclax involved regimen demonstrated favorable tolerance and safety. Gastrointestinal symptoms were observed in one patient, while another experienced dizziness. Nine patients experienced grade 1–2 neutropenia and thrombocytopenia. No cardiovascular events, proteinuria, creatine kinase (CK) increase, rash, hypertension, or infection were observed. All patients completed the treatment, and there were no cases of treatment suspension or discontinuation owing to drug intolerance.

Olverembatinib Registrational Trials

We are currently conducting an FDA and EMA cleared registrational Phase 3 trial, or POLARIS-2, of Olverembatinib as a monotherapy for CML. We are also pursuing label expansion of Olverembatinib in an FDA and EMA cleared registrational Phase 3 trial, or POLARIS-1, in combination with chemotherapy for the treatment of frontline Ph+ ALL and another registrational Phase 3 trial, or POLARIS-3, as a monotherapy for SDH-deficient GIST.

POLARIS-1—Registrational Phase 3 trial for the treatment of first-line Ph+ ALL

In July 2023, we received clearance from the CDE to initiate our registrational Phase 3 trial (NCT06051409) of Olverembatinib in combination with chemotherapy in patients with first-line Ph+ ALL, or POLARIS-1, which may potentially make Olverembatinib the first TKI for frontline treatment of Ph+ ALL. In December 2025, we received clearance from the FDA and EMA.

The POLARIS-1 trial is a global, multicenter, randomized controlled, open-label Phase 3 study designed to evaluate the efficacy and safety of Olverembatinib in combination with chemotherapy in first-line patients with Ph+ ALL. The POLARIS-1 study was also initiated in China after it was cleared by the China CDE in 2023. The primary endpoint will be MRD-Negative CR rate at the end of the third 28-day cycle.

We are continuing to enroll patients in POLARIS-1, and we plan to complete the majority of enrollment in 2026.

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

We are continuing to enroll patients in POLARIS-2, and we plan to advance enrollment of POLARIS-2 trial in 2026.

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

We are continuing to enroll patients in the POLARIS-3 trial throughout 2026.

Our second lead asset: Lisaftoclax

Our second lead asset, Lisaftoclax, is a novel, oral Bcl-2 inhibitor developed to treat a variety of hematologic malignancies and solid tumors by selectively blocking Bcl-2 to restore the normal apoptosis process in cancer cells. In July 2025, Lisaftoclax was approved by China’s NMPA for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK inhibitors, which makes Lisaftoclax the first Bcl-2 inhibitor receiving conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China as well as the second Bcl-2 inhibitor approved globally. Shortly after the approval, we have commenced the commercial sales of Lisaftoclax in China. We believe that Lisaftoclax, with its short half-life and potential for patient-friendly ramp-up schedule, has the potential to serve as a backbone molecule for combination therapies to treat many hematological malignancies, including and beyond CLL/SLL. Furthermore, FDA has granted five ODDs to Lisaftoclax, including CLL and AML.

In addition to the registrational Phase 2 trial for which we have submitted an NDA that was accepted with priority review by the CDE, we are currently conducting an FDA and EMA cleared registrational Phase 3 trial, or GLORA, of Lisaftoclax in combination with BTK inhibitors for patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal responses. Also, we are evaluating Lisaftoclax in combination with AZA in GLORA-4, an FDA and EMA cleared registrational Phase 3 trial, as a frontline treatment for high-risk MDS. In addition, we are pursuing approval of Lisaftoclax in combination with acalabrutinib as the frontline treatment for CLL/SLL in an FDA and EMA registrational Phase 3, or GLORA-2, trial. We are also evaluating Lisaftoclax in combination with AZA in GLORA-3, a registrational Phase 3 trial, as a frontline treatment for AML. Other clinical trials of Lisaftoclax are ongoing for MM and other hematological malignancies.

Summary of key completed and ongoing clinical trials for Lisaftoclax

Note:

[1]	In July 2025, Lisaftoclax was approved by NMPA in China for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy including BTK inhibitors.

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

MDS

Treatment for MDS varies depending on the clinical presentation and prognosis, as well as the patient’s age, health, prior treatments, and other factors. MDS may be treated with chemotherapy, growth factors (to support hematopoiesis), blood transfusions, and other supportive therapy, and stem cell transplantation. Lower-risk MDS may require only growth factors and/or transfusions. HR MDS is typically treated with DNA hypomethylating agents, such as AZA or decitabine. AZA has also been shown to improve survival in certain patients. Since HR MDS can progress to AML, it is often also treated with drug regimens used in AML. However, all patients eventually progress on these therapies. HSCT remains the only treatment for MDS with curative potential, but only a fraction of patients are eligible and/or receive a transplant. More so, HSCT is associated with considerable morbidity and mortality. There are a few advanced-stage clinical trials that are evaluating the potential of Bcl-2 inhibitor in the treatment of MDS, including the Phase 3 VERONA trial of venetoclax in combination with AZA to assess change in complete remission and overall survival in first-line patients with HR MDS, but as of the date of this Annual Report on Form 20-F, venetoclax has not received FDA approval for frontline treatment of patients with first-line HR MDS. Thus, there remains a great unmet need for more effective drug treatments for MDS.

Our solution: Lisaftoclax

Our second lead asset, Lisaftoclax, is a novel Bcl-2 inhibitor that we are developing for the treatment of various hematological malignancies. In July 2025, Lisaftoclax was approved by China’s NMPA for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy, including BTK inhibitors, which makes Lisaftoclax the first Bcl-2 inhibitor receiving conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China as well as the second Bcl-2 inhibitor approved globally. Shortly after the approval, we have commenced the commercial sales of Lisaftoclax in China.

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

Mechanism of Action of Lisaftoclax

Key clinical results

●	Lisaftoclax shows strong clinical activity in AML and MDS and the potential to overcome Venetoclax resistance in AML, see “1. Lisaftoclax Shows Strong Clinical Activity in AML and MDS as well as in Venetoclax Refractory AML”

●	Strong ORR (62.5%) in the challenging, BTKi-failed R/R CLL/SLL patients, see “2. Monotherapy in a Registrational Phase II Study of BTKi-failed R/R CLL/SLL Patients”

●	Strong potential for combination with Olverembatinib in FLT3-ITD mutant AML, combination with Alrizomadlin (APG-115) to overcome venetoclax resistance in AML and combination with Alrizomadlin (APG-115) for Diffuse Large B-Cell Lymphoma (DLBCL), see “3. Lisaftoclax – A Potential Cornerstone for Combination Drugs Across Multiple Diseases”

Lisaftoclax also has a unique PK profile compatible with a potentially more convenient daily (vs. weekly) dose ramp-up schedule and induced rapid clinical responses in patients with CLL/SLL or other hematological malignancies. Previous clinical results showed Lisaftoclax achieved target treatment dose and BTK inhibitor combination in as quickly as approximately one week.

Additionally, Lisaftoclax in combination with Alrizomadlin has demonstrated further benefit in AML, with potential to overcome venetoclax resistant.

All of the results presented above and below in this section “Key Clinical Results” include data from trials conducted outside of the United States. To the extent the trials were conducted outside of the United States, the FDA may not accept such data, and additional trials may be required, resulting in additional cost and time.

1. Lisaftoclax Shows Strong Clinical Activity in AML and MDS as well as in Venetoclax Refractory AML

This was a phase Ib/II study (NCT04964518) designed to evaluate the efficacy and safety of Lisaftoclax in combination with AZA in patients with ND or relapsed/refractory AML, mixed-phenotype acute leukemia (MPAL), chronic myelomonocytic leukemia (CMML), or higher-risk (HR) MDS. The first part of this study was the dose-escalation phase, and the second part was the dose-expansion phase. These preliminary clinical data show that the combination regimen of Lisaftoclax plus AZA holds promise in overcoming venetoclax resistance, therefore potentially offering a new treatment option to patients with AML/HR MDS.

Demographics. As of July 1, 2025, 103 patients were enrolled, including 63 patients with AML/MPAL (of whom 56 had relapsed/refractory diseases) and 40 patients with HR MDS/CMML (of whom 25 had relapsed/refractory diseases).

Efficacy results. In the 44 evaluable patients with R/R AML/MPAL, the ORR was 43.2%, and the CR rate was 31.8% (14/44). In the 22 evaluable patients with venetoclax–exposed R/R AML/MPAL, the ORR was 31.8% (7/22), and the CR rate was 22.7% (5/22). In the 15 evaluable patients with ND HR MDS/CMML, the ORR was 80.0%, including 6 (40.0%) patients who achieved a CR, and 6 (40.0%) who achieved a marrow CR (mCR).

Median overall survival (OS) values for patients with R/R AML/MPAL or R/R HR MDS/CMML were 7.6 months and 11.3 months, respectively. The median OS was 6.3 months in patients with ND AML/MPAL and was not reached in patients with ND HR MDS/CMML.

Safety results. No dose-limiting toxicities (DLTs) were reported in part one for dose-escalation or part two for dose-expansion. Common grade ≥3 treatment-emergent adverse events (TEAEs) included neutropenia (41.7%), febrile neutropenia (35.0%), thrombocytopenia (26.2%), and anemia (17.5%).

2. Monotherapy in a Registrational Phase II Study of BTKi-failed R/R CLL/SLL Patients

This was a pivotal registrational Phase II study (NCT05147467) in patients with CLL/SLL, with the objective response rate (ORR) as its primary endpoint. Patients in this study were refractory to, relapsed on, or intolerant of both BTK inhibitors and ICTs; or failed prior BTK inhibitors and were ineligible for ICTs. Lisaftoclax monotherapy demonstrated significant and durable clinical efficacy and a manageable safety profile in patients with heavily pretreated BTK-refractory R/R CLL/SLL, underscoring its utility as a potential new treatment option.

Demographics. A total of 77 patients were enrolled in this study. Among them, 33 (42.9%) had chromosomal complex karyotype, 30 (39%) had del(17p)/TP53 mutation, and 41 (53.2%) had unmutated IGHV. Among patients who had chromosomal complex karyotype, 63.6% had concurrent chromosomal complex karyotype and 63.6% had concurrent high karyotypic complexity (abnormal chromosome number ≥ 5).

Monotherapy in a Registrational Phase II Study of BTKi-failed R/R CLL/SLL Patients

Efficacy results. As of July 25, 2025, among 72 evaluable patients with R/R CLL/SLL, the ORR as confirmed by the independent review committee (IRC) was 62.5%, the median progression-free survival (mPFS) was 23.89 months (with a median follow-up of 22.01 months). Among high-risk patients (those with adverse prognostic genotypes such as del(17p)/TP53 mutation, chromosomal complex karyotype, and unmutated IGHV), the treatment showed clinically meaningful deep responses. 21.8% of patients achieved minimal residual disease (MRD) negativity in peripheral blood. In the 11 evaluable patients with bone marrow MRD, 54.5% achieved bone marrow MRD negativity.

Lisaftoclax monotherapy demonstrated a median progression-free survival of 23.89 months in patients with heavily pretreated BTK-refractory R/R CLL/SLL, with no tumor lysis syndrome reported

Safety results. Lisaftoclax demonstrated a manageable safety profile in BTKi-pretreated patients. Frequent grade ≥3 treatment-related adverse events were hematologic toxicities that included decreased neutrophil count, decreased platelet count, and anemia. Neither tumor lysis syndrome (TLS) nor treatment-related deaths occurred during the study.

3. Lisaftoclax – A Potential Cornerstone for Combination Drugs Across Multiple Diseases

The data from a preclinical study demonstrated that Lisaftoclax in combination with Alrizomadlin overcomes venetoclax resistance mediated by various mechanisms, including BCL-2 mutations. In addition, we posit further, putative molecular mechanisms. Our data rationalize clinical development of this treatment combination in patients with diseases that are insensitive or resistant to venetoclax.

Results. The combination exhibited synergistic antiproliferative and apoptogenic activities in TP53 wild-type AML cell lines in vitro. This synergy was further exemplified by deep antitumor responses and prolonged survival in AML cell line–derived and patient-derived xenograft models. Interestingly, the combination treatment resensitized (to apoptosis) venetoclax-resistant cellular and mouse models established via chronic drug exposure or genetically engineered with clinically relevant Bcl-2 gene mutations. Synergistic effects in reducing cellular viability and proliferation were also demonstrated in primary samples of patients with venetoclax-resistant AML treated with Lisaftoclax and Alrizomadlin ex vivo. Mechanistically, Alrizomadlin likely primes cancer cells to Bcl-2 inhibition-induced cellular apoptosis by downregulating expression of antiapoptotic proteins myeloid cell leukemia-1 and Bcl–extra-large and upregulating pro-death Bcl-2–associated X protein.

The data from a preclinical study demonstrated that FLT3 inhibition by HQP1351 downregulates MCL-1 and synergizes with Bcl-2 inhibitor APG-2575 to potentiate cellular apoptosis in FLT3-ITD mutant AML. Our findings provide a scientific rationale for further clinical investigation of HQP1351 combined with APG-2575 in patients with FLT3-ITD mutant AML.

Results. HQP1351 potently induced apoptosis and inhibited FLT3 signaling in FLT3-ITD mutant AML cell lines MV-4-11 and MOLM-13. HQP1351 monotherapy also significantly suppressed growth of FLT3-ITD mutant AML xenograft tumors and prolonged survival of tumor-bearing mice. HQP1351 and APG-2575 synergistically induced apoptosis in FLT3-ITD mutant AML cells and suppressed growth of MV-4-11 xenograft tumors. Combination therapy improved survival of tumor bearing-mice in a systemic MOLM-13 model and showed synergistic anti-leukemic effects in a patient-derived FLT3-ITD mutant AML xenograft model. Mechanistically, HQP1351 downregulated expression of myeloid-cell leukemia 1 (MCL-1) by suppressing FLT3-STAT5 (signal transducer and activator of transcription signaling and thus enhanced APG-2575-induced apoptosis in FLT3-ITD mutant AML cells.

Differentiated trial design. Patients with first-line CLL/SLL or R/R CLL/SLL were treated daily with Lisaftoclax alone or in combination with continuous acalabrutinib or rituximab for six 28-day cycles. Primary objectives were to determine the RP2D, safety and efficacy, including ORRs of Lisaftoclax alone and combined with acalabrutinib or rituximab. Patients underwent Lisaftoclax daily ramp-up over 4 to 6 days, with the monitoring of TLS as follows without debulking: 20 mg on day 1; 50 mg on day 2; 100 mg on day 3; 200 mg on day 4; and 400 mg on day 5. Dose ramp-up was followed by Lisaftoclax target doses of 400, 600 or 800 mg. Patients in the combination groups also completed the daily ramp-up, as well as an additional 7 days of Lisaftoclax at the target dose, acalabrutinib or rituximab was added on day 8, and then treated until disease progression or unacceptable toxicity was observed. The daily dose ramp-up is more convenient to healthcare professionals and patients because the therapeutic dose can be reached earlier, in this trial as early as day 8.

Lisaftoclax registrational trials

We are currently conducting four pivotal registrational trials for Lisaftoclax as a treatment for patients with CLL/ SLL that do not achieve CR from treatment with BTK inhibitors, or GLORA, which is cleared by the FDA, first-line CLL/SLL patients, or GLORA-2, first-line or elderly/unfit patients with AML, or GLORA-3, and first-line patients with HR MDS, or GLORA-4.

We previously completed a registrational Phase 2 trial for the treatment of R/R CLL/SLL in China, and Lisaftoclax was approved by China’s NMPA for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy including BTK inhibitors in July 2025.

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

GLORA—Registrational Phase 3 trial for the treatment of CLL/SLL with prior BTK inhibitors

In August 2023, we received clearance from the FDA to initiate a registrational Phase 3 clinical trial (NCT06104566) of Lisaftoclax in combination with BTK inhibitors for the treatment of patients with CLL/SLL previously treated with BTK inhibitors (GLORA). Since then, we have also received clearance to proceed with clinical trials in Australia, Canada, EU and UK, and we are pursuing clearance in multiple other countries. The protocol for this trial was submitted pursuant to an existing IND that was initially submitted to the FDA on December 22, 2017. This trial is currently being conducted in Australia, Canada, Japan, certain European countries, United Kingdom and the United States.

Our multi-center, randomized, controlled, registrational Phase 3 trial evaluates the efficacy and safety of Lisaftoclax in combination with a BTK inhibitor in patients with CLL/SLL previously treated with a BTK inhibitor monotherapy for more than 12 months with suboptimal responses.

In the investigational arm, patients will be dosed with Lisaftoclax in combination with a BTK inhibitor. In the control arm, patients will be dosed with a BTK inhibitor as a monotherapy. We are continuing to enroll patients for GLORA throughout 2026 with a target enrollment of 440 patients.

The primary endpoint of this trial is to evaluate the PFS of Lisaftoclax in combination with BTK inhibitors compared with BTK inhibitors as a monotherapy in patients with CLL/SLL previously treated with BTK inhibitors as determined by an independent review committee using the guidelines. The key secondary endpoint is OS.

GLORA-2—Registrational Phase 3 trial for frontline treatment in first-line CLL/SLL

In October 2023, we received clearance from the CDE to initiate our registrational Phase 3 trial (NCT06319456) of Lisaftoclax in combination with acalabrutinib in patients with first-line CLL/SLL, or GLORA-2, and we are pursuing clearance in multiple countries. This clearance could potentially pave the way for Lisaftoclax, in this combination regimen, to become a frontline treatment for CLL/SLL.

Our multi-center, randomized, open-label, registrational Phase 3 confirmatory trial designed evaluates the efficacy and safety of Lisaftoclax combined with acalabrutinib compared to the efficacy and safety of an immunochemotherapy (or cancer immunotherapy, or CIT) in patients with first-line CLL/SLL. We are continuing to enroll patients for GLORA-2 throughout 2026 with a target enrollment of 344 patients.

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

GLORA-3—Registrational Phase 3 trial as frontline treatment for elderly/unfit patients with first-line AML

In December 2023, we received clearance from the CDE to initiate our registrational Phase 3 trial (NCT06389292) of Lisaftoclax in combination with AZA in elderly/unfit patients with first-line AML, or GLORA-3, and we are pursuing clearance in multiple countries. This clearance could potentially pave the way for Lisaftoclax, in this combination regimen, to become a frontline treatment for AML.

Our multi-center, randomized, double-blind, placebo-controlled, registrational Phase 3 trial evaluates the efficacy and safety of Lisaftoclax in combination with AZA compared to the efficacy and safety of a placebo in combination with AZA in first-line AML patients who are old or not eligible for standard induction chemotherapy.

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

We are continuing to enroll patients for GLORA-3 throughout 2026 with a target enrollment of 486 patients.

GLORA-4—Registrational Phase 3 trial as frontline treatment for first-line patients with HR MDS

In 2024 and 2025, we received clearance from the CDE and FDA to initiate our registrational Phase 3 trial (NCT06641414) of Lisaftoclax in combination with AZA in first-line patients with HR MDS, or GLORA-4, and we are pursuing clearance in multiple countries. This clearance could potentially pave the way for Lisaftoclax, in this combination regimen, to become a frontline treatment for HR MDS.

Our multi-center, randomized, double-blind, placebo-controlled, registrational Phase 3 trial, evaluates the efficacy and safety of Lisaftoclax in combination with AZA compared to the efficacy and safety of a placebo in combination with AZA in patients with first-line HR MDS.

In the investigational arm, patients will be dosed with Lisaftoclax in combination with AZA. In the control arm, patients will be dosed with placebo in combination with AZA. The primary endpoint is OS.

We are continuing to enroll patients in the GLORA-4 trial throughout 2026.

Our other clinical candidates

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

Select clinical trial results

Non-small cell lung cancer (NSCLC)

This single-arm, multicenter, phase 1 clinical trial included a dose escalation to determine maximum tolerated dose (MTD) and recommended phase 2 dose (RP2D), followed by a dose-expansion stage at RP2D to evaluate safety. Secondary endpoints included pharmacokinetics, pharmacodynamics, and preliminary efficacy. APG-2449 was administered once daily in 28-day cycles through a 3 + 3 dose escalation.

Demographics. 144 patients were enrolled from May 27, 2019, to April 2, 2024, and received APG-2449 (150-1500 mg/day). Eligible patients were aged 18 years or older and had advanced ALK or ROS1 fusion gene-positive NSCLC and other solid tumors (during the dose escalation). Patients with ALK-positive or ROS1-positive NSCLC regardless of previous TKI treatment were enrolled during the dose escalation. After RP2D was determined, patients with second-generation TKI-treated ALK + NSCLC, TKI-naïve ALK +, and TKI-naïve or TKI-treated ROS1 + NSCLC were enrolled in dose expansion. Eligible patients also had: (1) an Eastern Cooperative Oncology Group performance status (ECOG PS) score of 1 or less; (2) adequate bone marrow reserve and organ function; and (3) no or stable brain metastases. This study was registered with ClinicalTrials.gov (NCT03917043). Recruitment is ongoing.

Efficacy Results. Of patients with ALK-positive, TKI-naïve NSCLC (n = 14) treated at RP2D, the objective response rate (ORR) was 78.6% (11/14), and median progression-free survival (mPFS) was not reached. Of 22 patients with NSCLC resistant to second-generation ALK inhibitors (without ALK compound mutations or activation of bypass or downstream signaling pathways), 10 (45.5%) achieved partial response, with a mPFS of 13.6 months. Intracranial partial response occurred in 9/12 patients at the RP2D (intracranial ORR: 75.0%).

Safety Results. MTD was not reached, and RP2D was 1200 mg. The most common grade ≥3 treatment-emergent adverse events (TEAE) were anaemia [6 (4.2%)], alanine aminotransferase (ALT) increased [6 (4.2%)], electrocardiogram QT prolonged [5 (3.5%)], and pneumonia [5 (3.5%)]. The most common grade ≥3 treatment-related adverse events (TRAEs) were ALT increased [5 (3.5%)], QT prolonged [5 (3.5%)], and vomiting [2 (1.4%)]. There were no treatment-related deaths.

Development Highlights

●	In April 2025, we released updated preclinical data of APG-2449 at AACR 2025, demonstrating enhanced antitumor activity with chemotherapy in preclinical models of small cell lung cancer, or SCLC, with activated FAK.

●	In October 2025, we released clinical data from the phase 1 trial of APG-2449 in eClinicalMedicine. APG-2449 demonstrating favorable preliminary safety, pharmacokinetics, and efficacy in TKI-untreated or second-generation ALK-resistant NSCLC. Higher baseline tumor phosphorylated FAK levels were associated with greater APG-2449 treatment benefit. Targeting FAK signaling may provide a feasible strategy for overcoming second-generation ALK TKI resistance.

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

Malignant peripheral nerve sheath tumor (MPNST)

Malignant peripheral nerve sheath tumor, or MPNST, is an ultra-rare type of sarcoma that is very aggressive and has no available approved therapies. The causes of MPNST are not well understood, but it typically originates in the cells that cover and protect peripheral nerves and then grows quickly to invade other tissues. Chemotherapy and radiation have had limited effect on curbing the cancer, and efforts to develop targeted therapies that have shown success in other cancer, such as inhibitors of EGFR, mTOR and tyrosine kinase have not been successful to date. The current standard of care is aggressive surgical resection and, in some cases, amputation. However, surgery is sometimes not available due to size or location of the tumors, and traces of the cancer can remain and result in recurrence. MPNST remains plagued with high rates of recurrence and metastasis. The five-year survival rate is estimated to be 50% with median survival to be six years.

Adenoid cystic carcinoma (ACC)

Adenoid cystic carcinoma, or ACC, is a rare form of malignant and persistent neoplasm that arises within secretory glands. It grows slowly along nerves continuing to recur years after diagnosis and treatment. Approximately four million people globally, and 1,300 in the United States, are diagnosed with ACC each year, with approximately 33 million people currently living with ACC, of which approximately 11,000 are in the United States. ACC is initially asymptomatic so it is often diagnosed late after the tumor is already at an advanced stage and has become metastatic. Currently, there are no NCCN standard treatment guidelines for managing all ACC. ACC patients are typically treated with surgery and radiation. Conventional chemotherapies are also used, but patients frequently develop resistance to such therapies, and clinical benefit has remained limited. ACC is characterized by frequent recurrences and metastases to sites such as the brain, lungs, liver, and bones. Most metastases develop 3 to 10 years after initial diagnosis, but can develop even later in life, so ACC patients require life-long monitoring.

Our Solution: Alrizomadlin

Alrizomadlin is a MDM2 inhibitor that has a stable chemical structure, high cell permeability, high binding affinity, and favorable PK profile. The MDM2 protein is an antagonist of the p53 transcription factor, a well-known tumor suppressor. Overexpression and amplification of MDM2 has been associated with various cancers, such as liposarcomas, soft tissue tumors, osteosarcomas, and esophageal carcinomas, and implicated in disease progression, treatment resistance and poor patient outcomes for other immunotherapies, such as PD-1/PD-L1 checkpoint inhibitors. Various approaches to inhibit MDM2 have been attempted for more than three decades, with hundreds of small molecule inhibitors evaluated in preclinical studies and clinical trials, but no MDM2 inhibitors have been approved to date.

Using a structure-based approach, we designed a new class of potent, selective, cell permeable, non-peptidic, small molecule inhibitors of the MDM2, and selected Alrizomadlin as our lead MDM2 inhibitor. Alrizomadlin has been generally well tolerated and has demonstrated clinical benefit in a number of indications, including in MPNST and ACC.

Mechanism of Action of Alrizomadlin (APG-115)

Select clinical trial results

Adenoid cystic carcinoma (ACC)

Phase 2 study of novel MDM2-p53 inhibitor Alrizomadlin (APG-115) with or without PD-1 mAb (toripalimab) in patients with ACC or other solid tumors

As of the data cutoff date of February 13, 2025, 57 patients with advanced ACC, malignant peripheral nerve sheath tumor (MPNST), liposarcoma (LPS), biliary-tract cancer (BTC), and other tumors were enrolled. Alrizomadlin monotherapy showed encouraging antitumor activity in patients with advanced ACC or MPNST. Alrizomadlin in combination with toripalimab was also well tolerated and demonstrated antitumor activity in patients with MPNST, BTC, and LPS.

Efficacy Results. In the monotherapy arm, 17 patients were efficacy-evaluable. The ORR was 16.7%, and the DCR was 100% in 12 patients with ACC. The DCR was 80% in 5 patients with MPNST, 4 of whom achieved stable disease (SD). In the combination arm, 29 patients were efficacy-evaluable. The ORR was 16.7% and the DCR was 100% in 6 patients with BTC. The ORR was also 16.7% and the DCR was 66.7% in 6 patients with LPS. Two patients with MPNST had confirmed partial response (PR) with prolonged progression free survival (PFS) of 60+ weeks and 96+ weeks, respectively. In 27 safety-evaluable patients treated with Alrizomadlin at the 150 mg dose level, 12 (44.4%) experienced grade 3 or higher TRAEs. Treatment-related SAEs were reported in 8 patients (29.6%). One patient discontinued treatment because of TRAE.

Safety Results. In the monotherapy arm, 24 patients were safety-evaluable, 33.3% reported grade 3 or higher treatment-related adverse events (TRAEs). Three patients (12.5%) experienced treatment-related serious adverse events (SAEs). One patient discontinued treatment because of TRAE. In the combination arm, 27 patients are safety-evaluable, patients treated with Alrizomadlin at the 150 mg dose level, 12 (44.4%) experienced grade 3 or higher TRAEs. Treatment-related SAEs were reported in 8 patients (29.6%). One patient discontinued treatment because of TRAE.

Other programs

We believe Alrizomadlin has the potential to treat a number of other solid tumors and hematological malignancies. In addition to the above-described trials. We are currently advancing the following clinical studies of Alrizomadlin in the United States and/or Australia:

●	A Phase Ib/II study of Alrizomadlin monotherapy or in combination with pembrolizumab in patients with unresectable or metastatic melanoma (in collaboration with Merck & Co.) or other advanced solid tumors.

●	A Phase IIa study evaluating the pharmacokinetics, safety and efficacy of Alrizomadlin as a single agent or in combination with Lisaftoclax in subjects with relapsed/refractory T-cell Prolymphocytic Leukemia, or R/R T-PLL, or NHL.

●	A collaborative research study of Alrizomadlin monotherapy or in combination with chemotherapy in a Phase II study for the treatment of salivary gland cancer.

In addition, the CDE has granted approval for the following clinical trials of Alrizomadlin in China:

●	A Phase Ib/II clinical study of Alrizomadlin in combination with anti-PD-1 antibody (JS001) toripalimab, for the treatment of patients with advanced liposarcoma (LPS) or other advanced solid tumors.

●	A Phase Ib study of Alrizomadlin as a single agent or in combination with azacitidine or cytarabine in patients with R/R AML and relapsed/progressed high-/very high-risk MDS.

●	A Phase I clinical study of Alrizomadlin alone or in combination with Lisaftoclax in children with solid tumors is ongoing, current data indicates that Alrizomadlin alone or in combination with Lisaftoclax showed a manageable safety profile, with preliminary antitumor activity in heavily pretreated relapsed/metastatic rhabdomyosarcoma (RMS) or other soft-tissue sarcomas (STSs).

Clinical Development Highlights

●	In June 2025, we released clinical data from our Phase II study of Alrizomadlin as a single agent or in combination with PD-1 inhibitor toripalimab in patients with advanced adenoid cystic carcinoma, or ACC, or other solid tumors in a poster presentation at the 61st ASCO Annual Meeting. In the monotherapy arm, 17 patients were efficacy-evaluable. The ORR was 16.7%, and the DCR was 100% in 12 patients with ACC. The DCR was 80% in 5 patients with MPNST, 4 of whom achieved stable disease (SD). In the combination arm, 29 patients were efficacy-evaluable. The ORR was 16.7% and the DCR was 100% in 6 patients with BTC. The ORR was also 16.7% and the DCR was 66.7% in 6 patients with LPS.

Pelcitoclax (APG-1252)

Non-small cell lung cancer, or NSCLC, represents 80-85% of all lung cancers. A persistent cough is the most common symptom, making early detection of lung cancer difficult. The majority of lung cancer patients present with either stage 3 locally advanced or stage 3 metastatic disease. The current standard of care is chemotherapy or checkpoint inhibitors, but some patients who have specific mutations associated with NSCLC, such as an EGFR or ALK, have been responsive to targeted therapies targeting those mutations. For example, TKIs targeting EGFR mutants, or EGFR-TKIs, have been approved as frontline therapy for stage 3 or 4 NSCLC after chemotherapy. However, some patients have disease that remain resistant even to first-, second- and third-generation TKIs.

Our product candidate Pelcitoclax is a novel, highly potent, small molecule drug designed to restore apoptosis through dual inhibition of the Bcl-2 and Bcl-xL proteins. To date, the FDA has granted one ODD to Pelcitoclax for the treatment of SCLC.

In various clinical trials conducted in the United States, Australia and China, patients have been treated with Pelcitoclax as a monotherapy or in combination with other antitumor agents. Pelcitoclax has been well tolerated in patients to date using either weekly or biweekly intermittent dosing schedules. Preliminary antitumor activity was observed as a single agent in heavily pretreated patients.

Recent progress of Pelcitoclax is as follows:

Clinical progress

Pelcitoclax is currently under investigation in a variety of combination trials, including:

●	A Phase Ib study of Pelcitoclax plus osimertinib in patients with epidermal growth factor receptor, or EGFR, mutant NSCLC in China;

●	A Phase Ib/II study of Pelcitoclax as a single agent or in combination with other therapeutic agents in patients with R/R NHL in China.

●	A Phase I study of Pelcitoclax in combination with cobimetinib in recurrent ovarian and endometrial cancers.

Plans for APG-1252

●	Plan to initiate a Phase I study in China evaluating the safety and PK of APG-1252 as a monotherapy and in combination in R/R AML.

●	Multiple IIT oncology studies to be conducted outside China.

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

APG-3288

APG-3288 is our first disclosed novel, highly potent and selective BTK degrader developed utilizing Ascentage Pharma’s proprietary proteolysis-targeting chimera (PROTAC) technology platform. Unlike conventional BTK inhibitors, APG-3288 is designed to act through degradation rather than inhibition, inducing rapid, potent, highly selective, and sustained degradation of both wild-type BTK and multiple BTK mutants associated with resistance to existing BTK inhibitors. Critically, this approach blocks the BCR-BTK signalling axis at its source, thereby overcoming resistance to BTK inhibitors and potentially providing a novel and differentiated therapeutic strategy for BTK-targeted treatment. In preclinical studies, compared to other BTK degraders in development, APG-3288 demonstrated more potent BTK degradation, higher selectivity, and more favorable PK properties that highlighted the drug’s potential.

APG-3288 received IND clearance from the U.S. FDA in January 2026 and received IND application clearance from the China CDE in February 2026.

During 2026, we plan to conduct a global Phase I study evaluating APG-3288’s PK, safety, tolerability, efficacy data in patients with relapsed/refractory B-cell malignancies, including in U.S. and China.

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

During 2026, we will advance the clinical development of APG-5918 in oncology and anemia in the U.S. and China.

Data Publication:

●	In December 2025, we released the preclinical results on APG-5918 at ASH 2025, demonstrating that APG-5918 can overcome immunomodulatory drug (IMiD) resistance as a monotherapy as well as exhibiting synergistic antitumor activity when combined with IMiDs or cereblon E3 ligase modulators (CELMoDs) in preclinical MM models.

●	In June 2025, we released preclinical results of APG-5918 at EHA 2025, demonstrating potent antitumor activity and synergistic activity with the histone deacetylase inhibitor tucidinostat in T-cell lymphoma (TCL) models.

●	In April 2025, we released preclinical data on APG-5918 at AACR 2025, demonstrating that APG-5918 showed potent single-agent antitumor activity and enhanced efficacy in combination with enzalutamide in preclinical prostate cancer models.

APG-3288

APG-3288 is our first novel, highly potent and selective BTK degrader developed utilizing Ascentage Pharma’s proprietary proteolysis-targeting chimera (PROTAC) technology platform. Unlike conventional BTK inhibitors, APG-3288 is designed to act through degradation rather than inhibition, inducing rapid, potent, highly selective, and sustained degradation of both wild-type BTK and multiple BTK mutants associated with resistance to existing BTK inhibitors. Critically, this approach blocks the BCR-BTK signalling axis at its source, thereby overcoming resistance to BTK inhibitors and potentially providing a novel and differentiated therapeutic strategy for BTK-targeted treatment. In preclinical studies, compared to other BTK degraders in development, APG-3288 demonstrated more potent BTK degradation, higher selectivity, and more favorable PK properties that highlighted the drug’s potential.

APG-3288 received IND clearance from the FDA in January 2026 and received IND application clearance from the China CDE in February 2026.

During 2026, we plan to conduct a global Phase I study evaluating APG-3288’s PK, safety, tolerability, efficacy data in patients with relapsed/refractory B-cell malignancies, including in U.S. and China.

Discovery pipeline: protein degraders

Our deep understanding of heterobifunctional molecules and ligase biology has allowed us to develop protein degraders targeting traditionally undruggable proteins of interest implicated in key oncologic pathways. We believe we have the ability to develop differentiated protein degraders with improved PK/PD profiles resulting in less off-target effects than observed with degraders in clinical development by others. We also believe we can develop cancer therapeutics targeted at resistance mechanisms that have traditionally plagued small molecule inhibitors, with our protein degrader candidates.

In the first quarter of 2026, we announced that APG-3288, our first novel, highly potent and selective BTK degrader, received IND clearance from the FDA and CDE. In addition, we identified and nominated our targeted protein degrader, or TPD, candidate for pre-clinical development. This orally bioavailable degrader is targeting the p53-MDM2 pathway. In the last twenty years, many highly potent and orally active MDM2 inhibitors have been developed as a way to activate the p53 tumor suppressor gene, and several are currently in clinical development, including Alrizomadlin. However, inhibition of p53 often leads to upregulation of MDM2, which, in turn, has limited the efficacy of MDM2 inhibitors evaluated by others to date. Therefore, we believe that a degrader approach has the potential to be a transformative new strategy against these key oncology targets.

We have also identified several compounds from our protein degrader discovery capability that can rapidly reduce levels of the Bcl-xL protein in human cancer cell lines and thereby inhibiting their growth due to their dependency on Bcl-xL. Based on our initial studies, we believe our Bcl-xL protein degrader approach has the potential to demonstrate strong antitumor activity along with low levels of platelet toxicity. We are in the process of selecting and nominating our first Bcl-xL degrader candidate for pre-clinical development. The potential candidates exhibit high selectivity for the Bcl-xL target, demonstrating potent cellular and degradation activity, and showing remarkable in vivo efficacy in xenograft mice models.

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

Agreements with the University of Michigan

License agreement with the University of Michigan

In December 2010, and as amended May 2013, February 2016, May 2017, June 2017, August 2018, December 2018, January 2019, and November 2020, we entered into a license agreement with the Regents of the University of Michigan, or the Michigan Agreement and the University of Michigan respectively. Under the Michigan Agreement, the University of Michigan granted to us an exclusive, sublicensable (subject to certain restrictions) license under certain patent rights relating to Bcl-2 and/or Bcl-xL, IAP inhibitors and MDM2-p53 inhibitors, or the Patent Rights, to make, have made, import, use, market, offer for sale and sell products covered by the Patents Rights or manufactured using, or employed to practice, a Licensed Process, as defined further below, or the Licensed Products, and to practice processes or methods covered by the Patent Rights or using a Licensed Product, or the Licensed Processes in all the fields worldwide.

That Michigan Agreement was amended in August of 2025 by amending and restating the Michigan Agreement and entering into a new license agreement or the Michigan 2 Agreement. The amended and restated license agreement terms are substantially the same as the Michigan Agreement, except it does not apply to any new discoveries. The Michigan 2 Agreement terms are substantially the same as the amended and restated Michigan Agreement except that it applies to any new discoveries as well as adding annual payments and development and sales milestones.

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

Under the Michigan 2 Agreement, we paid the University of Michigan an upfront fee of US$30 thousand and will pay an annual fee for 2025-2027 and another annual fee for 2028 to 2033. We have agreed to pay the University of Michigan the same percentage of net sales of Licensed Products and uses or licenses of Licensed Processes as a royalty. This royalty ranges from the low to mid-single digits and is subject to certain reductions. In addition, we agreed to pay the University of Michigan a declining percentage of the revenue we receive from sublicensing Patent Rights (as defined therein) under the Michigan Agreement. We are required to pay the University of Michigan minimum annual royalties, which are creditable against the royalties owed for net sales of Licensed Products and uses or licenses of Licensed Processes and sublicense revenue. These minimum annual royalties vary by certain periods of time and range from amounts of US$50 thousand up to US$250 thousand. Our royalty obligations will expire on the date of the last to expire of the Patent Rights or until the Michigan Agreement is terminated. Upon the achievement of certain development and commercial milestones, we are obligated to make milestone payments of up to US$8.140 million in the aggregate.

Under the amended and restated Michigan Agreement and the Michigan 2 Agreement, the University of Michigan retains the right to control all filing, prosecution and maintenance of the Patent Rights, as well as interference and disputes (including litigation) regarding inventorship, but we agree to reimburse these costs. We have the right to direct and control the enforcement and defend the Patent Rights worldwide for or all fields but must notify the University of Michigan before filing any suit and adhere to the procedures set forth in both agreements. Both agreements will continue until the last to expire of the Patent Rights, unless terminated sooner in accordance with such agreements. Both agreements will terminate if we cease to carry on our business or if we fail to make payments to the University of Michigan, in each case upon written notice by the University of Michigan. The University of Michigan has the right to terminate both agreements upon any material breach or default by us upon written notice. We have the right to terminate both agreements upon written notice if we complete certain procedures described in those agreements, including suspending the manufacture, use and sale of the Licensed Products and Licensed Processes. After the licenses granted under the agreements terminate, if we have filed patent applications or obtained patents relating to any modification or improvement to the Licensed Products or the Licensed Processes within the scope of the Patent Rights, we agree upon request to enter into good faith negotiations with the University of Michigan for the purpose of granting licensing rights to such modifications or improvements in a timely fashion and under commercially reasonable terms.

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

We retained the exclusive right, and are obligated, to supply Innovent the Licensed Products for use or sale in Innovent’s Covered Cities and must use commercially reasonable efforts to fulfill this obligation.

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

In connection with the Takeda Exclusive Option Agreement, we were paid US$100.0 million by Takeda related to intellectual property income and option payment. In aggregate, under the Takeda Exclusive Option Agreement and the expected terms of the exclusive license agreement, we are eligible to be paid a one-time option exercise fee and certain development, commercial and sales milestone payments totaling up to approximately US$1.2 billion and royalties in a range equal to 12-19% of net sales. In addition, in June 2024, we issued and sold to Takeda 24,307,322 ordinary shares, or the Takeda Shares, for an aggregate purchase price of US$75 million. In connection therewith, we entered into a Registration Rights Agreement with Takeda, granting Takeda certain registration rights related to the filing of a resale registration statement covering the Takeda Shares, the filing of an unlimited number of shelf registration statements if the Company is qualified to make such filings, and granting of certain piggyback registration rights. Takeda’s registration rights will terminate when Takeda no longer owns any Takeda Shares. A complete copy of the Registration Rights Agreement is filed as Exhibit 4.15 to this Annual Report on Form 20-F.

During the term of the Takeda Exclusive Option Agreement, we retain full control and decision-making authority, at our expense, over the development activities and strategy related to any Compound or Product worldwide, including the Territory, subject to certain obligations. Though we retain the sole right and responsibility, at our expense, to manufacture or have manufactured the Compound and the Product for the Field anywhere in the world, we also agreed to transition the technology to manufacture the Compound and Product to a third-party contract manufacturing organization, following which we will be eligible to receive a development milestone payment in the low double-digit millions.

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

As of the date of this Annual Report, Takeda has not exercised its option under the Takeda Exclusive Option Agreement, which will expire upon the earliest of: (x) the end of the option initiation period if no option initiation notice was timely provided; (y) the end of the option exercise period if no option exercise notice was timely provided; or (z) the effective date of the exclusive license agreement. If at the end of the option initiation period or option exercise period, Takeda has not timely provided an option initiation notice or option exercise notice, as applicable, due to government investigations under any antitrust or foreign direct investment laws, then the Takeda Exclusive Option Agreement will not automatically terminate, and Takeda will have the right to issue an option exercise notice at the closing of such investigations.

The Takeda Exclusive Option Agreement also may be terminated by Takeda or us in the event the other party becomes subject to specified bankruptcy, insolvency or similar circumstances. In addition, the Takeda Exclusive Option Agreement may be terminated by Takeda or us in the event of an uncured material breach by the other party. In the event Takeda has the right to terminate the Takeda Exclusive Option Agreement for our uncured material breach or fraud, then Takeda may, in lieu of termination, have other rights. Takeda may terminate the Takeda Exclusive Option Agreement at any time in its sole discretion upon providing 30 days prior written notice.

Intellectual property

Intellectual property rights are fundamental to our business. Through our robust research and development, or R&D, platform and research collaborations, we have strategically developed a global intellectual property portfolio, which includes exclusive licenses to issued patents and patent applications worldwide with respect to Olverembatinib, Lisaftoclax and our other drug candidates. For Olverembatinib, Healthquest Pharma, our wholly owned subsidiary, acquired certain relevant patents from Guangzhou Institutes of Biomedicine and Health, Chinese Academy of Sciences or GIBH Our comprehensive and growing intellectual property portfolio positions us to capture market potential globally.

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

As of December 31, 2025, patent rights held by us relating to our drug candidates include the following:

With respect to Olverembatinib, our material patents consist of two issued U.S. patents, four issued PRC patents, one pending PRC patent application, and other international patents and patent applications directed to compositions of matter and processes of manufacturing, as well as one issued U.S. patent, five pending non-provisional U.S. patent applications, three PRC issued patents, two PRC patent applications, and other international patents and patent applications directed to methods of treatment, as well as one issued U.S. patent, one pending non-provisional U.S. patent application, one issued PRC patent, and other international patents and patent applications directed to pharmaceutical formulations, as well as one pending non- provisional U.S. patent application, one issued PRC patent application, and other international patents and patent applications directed to polymorphs of Olverembatinib. These patents and patent applications, if issued, are expected to expire between at least 2030 and 2045, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The following table summarizes our material patents with respect to Olverembatinib:

Olverembatinib
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the U.S.)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Composition of Matter	Owned	1	June 3, 2031
Methods of Treatment	Owned	6	April 26, 2044
Process	Owned	1	February 26, 2040
Formulation	Owned	1	December 9, 2039
Polymorph	Owned	1	July 1, 2041

With respect to Lisaftoclax, our material patents consist of eight pending non-provisional U.S. patent applications, eight issued U.S. patents, seven pending PRC patent applications, ten issued PRC patents, and other international patents and patent applications directed to methods of treatment or processes of manufacturing, as well as one pending non-provisional U.S. patent application, one issued U.S. patent, one issued PRC patent, and other international patents and patent applications directed to polymorphs of Lisaftoclax. We also have an exclusive license that covers three issued U.S. patents, two PRC issued patents, and other international patents and patent applications, directed to compositions of matter and methods of treatment.

These patents and patent applications, if issued, are expected to expire between at least 2037 and 2043, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The following table summarizes our material patents with respect to Lisaftoclax:

Lisaftoclax
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the U.S.)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Composition of Matter	Licensed	3	August 4, 2037
Method of Treatment	Owned	15	March 6, 2043
Process	Owned	1	July 1, 2041
Polymorph	Owned	2	March 5, 2041

With respect to Alrizomadlin, our material patents consist of five pending non-provisional U.S. patent applications, seven issued U.S. patents, one pending PRC patent application, eight issued PRC patents, and other international patents and patent applications directed to methods of treatment or processes of manufacturing, as well as one pending non-provisional U.S. patent application, one issued PRC patent and other international patents and patent applications directed to polymorphs of Alrizomadlin. We also have an exclusive license that covers one issued U.S. patent, one issued PRC patent, one pending PRC patent application, as well as other international patents and patent applications directed to compositions of matter.

These patents and patent applications, if issued, are expected to expire between at least 2035 and 2043, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The following table summarizes our material patents with respect to Alrizomadlin:

Alrizomadlin
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the U.S.)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Composition of Matter	Licensed	1	April 16, 2035
Method of Treatment	Owned	10	January 11, 2043
Process	Owned	1	July 10, 2040
Polymorph	Owned	1	January 22, 2041

With respect to Pelcitoclax, our material patents consist of two pending non-provisional U.S. patent applications, three issued U.S. patents, three pending PRC patent applications, four issued PRC patents and other international patents and patent applications directed to methods of treatment or processes of manufacturing, as well as one issued U.S. patent directed to polymorphs of Pelcitoclax. We also have an exclusive license that covers one issued U.S. patent, one issued PRC patent, as well as other international patents and patent applications directed to compositions of matter. These patents, and patent applications, if issued, are expected to expire between at least 2034 and 2041, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The following table summarizes our material patents with respect to Pelcitoclax:

Pelcitoclax
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the U.S.)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Composition of Matter	Licensed	2	January 15, 2034
Method of Treatment	Owned	4	April 1, 2041
Process	Owned	1	January 3, 2040
Polymorph	Owned	1	July 12, 2041

With respect to APG-5918, our material patents consist of one issued U.S. patent, one issued PRC patent, as well as other international patent applications directed to processes of manufacturing. We also have an exclusive license that covers one issued U.S. patent, one pending non-provisional U.S. patent application, one issued PRC patent, one PRC patent application, as well as other international patents and patent applications directed to compositions of matter, as well as two pending non-provisional U.S. patent applications, one PRC issued patent, one PRC patent application, and other international patents and patent applications directed to methods of treatment, as well as one pending non-provisional U.S. patent application, one PRC patent application, and other international patents and patent applications directed to pharmaceutical formulations, as well as one pending non- provisional U.S. patent application, one PRC patent application, and other international patents and patent applications directed to polymorphs of APG-5918. These patents and patent applications, if issued, are expected to expire between at least 2040 and 2044, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The following table summarizes our material patents with respect to APG-5918:

APG-5918
Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the U.S.)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Composition of Matter	Licensed	1	July 16, 2040
Method of Treatment	Owned	2	August 12, 2042
Process	Owned	1	May 10, 2041
Formulation	Owned	1	June 6, 2044
Polymorph	Owned	1	January 29, 2043

With respect to APG-2449, our material patents consist of two pending non-provisional U.S. patent application, one issued U.S. patent, two pending PRC patent applications, three issued PRC patents, as well as other international patent applications directed to methods of treatment, as well as one issued PRC patent, one pending PRC patent application, and other international patents and patent applications directed to processes of manufacturing, as well as one pending non-provisional U.S. patent application, one pending PRC patent application, and other international patents and patent applications directed to polymorphs of APG-2449 .We also have an exclusive license that covers two issued U.S. patent applications, two issued PRC patent, as well as other international patents and patent applications directed to compositions of matter. These patents and patent applications, if issued, are expected to expire between at least 2037 and 2044, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. The following table summarizes our material patents with respect to APG-2449:

APG-2449

Type of patent	Owned or licensed	Number of patents and non-provisional patent applications (in the U.S.)	Earliest possible expiration date of issued patents and pending patent applications, if issued (notwithstanding any patent term adjustment or patent term extension)
Composition of Matter	Licensed	2	August 28, 2037
Method of Treatment	Owned	3	March 22, 2044
Polymorph	Owned	1	July 25, 2044

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

Commercialization

Ascentage Pharma entered an accelerated commercialization phase driven by a “dual-engine” strategy: the cornerstone product, Olverembatinib, achieved substantial growth following the implementation of NRDLs, while the newly launched product, Lisaftoclax, rapidly scaled following its initial launch during 2025. Throughout 2025, the Company rapidly expanded its commercial footprint, further strengthened its commercialization capabilities, and continued to grow its in-house sales team. At the same time, the Company remained focused on enhancing product competitiveness through clinical value and evidence-based data, laying a solid foundation for sustainable long-term growth.

on: Our in-house commercial team, which includes sales, marketing, market access, channel management, sales force effectiveness and sales training, includes more than 270 members, the vast majority of whom possess extensive professional experience in hematology-oncology field. For our two core products, the Company adopted a specialized, product-dedicated organizational structure. With the continued expansion of the commercial team and capabilities, we progressed from single-product commercialization to a “dual-engine” parallel strategy, supporting sustained growth of our cornerstone product, Olverembatinib, and the rapid uptake of the new launched product, Lisaftoclax. In 2025, our commercial team covered more than 1,500 hospitals and over 800 pharmacies for our two commercialized products. We also established strategic partnerships with leading pharmaceutical distributors, achieving national wide drug distribution coverage.

Manufacturing and facilities

We have established our own Suzhou facility as our global R&D center and manufacturing facility. The R&D center and the manufacturing facility were commissioned into use in the second half of 2021 and the fourth quarter of 2022, respectively. We refer to the global R&D center and manufacturing facility as the Suzhou Manufacturing Center.

The Suzhou Manufacturing Center has more than 200,000 square feet of space, and the manufacturing capacity for both oral solid tablet and capsule formulations is up to 250 million dosage units per year. We also maintain manufacturing capability at the Suzhou Manufacturing Center for injectable drug products, including lyophilized formulations. We have the necessary licenses and approvals to manufacture and supply Olverembatinib oral solid tablets for supply for global clinical trials as well as for commercial sales in the China market. We completed the drug tablet coating, debossing development, and the GMP production of Olverembatinib tablets, thereby preparing for future applications to the global regulatory authorities including the FDA.

Our Global Manufacturing Center and quality management system implemented at the site are compliant with the standards of the EU GMP, marking the achievement of a major milestone that will pave the way for our continued global expansion.

Our Global Manufacturing Center can produce and supply Lisaftoclax for our global clinical trials. In 2025, Lisaftoclax pre-approval inspections and GMP inspections for both drug substance and drug product were successfully completed through collaboration of Ascentage Pharma and contract development and manufacturing organizations, or CDMOs, which facilitated Lisaftoclax’s NDA approval in China. After the NDA approval in July 2025, the first commercial batch of Lisaftoclax was successfully manufactured and launched to the market for the first prescriptions issued before the end of July 2025.

In addition, we lease a facility with a size of approximately 50,000 square feet for R&D and manufacturing in China Medical City, Taizhou, Jiangsu Province, China, where we produce and supply preclinical test articles and clinical trial materials for some of our drug candidates. We believe that the existing facilities are adequate for our current needs.

Employees and human capital

As of December 31, 2025, we had approximately 767 full-time employees, 447 of whom were engaged in research and development activities. None of our employees are represented by a labor union or covered under a collective bargaining agreement. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of share-based and cash-based compensation awards, in order to increase shareholder value and the success of our Company by motivating such individuals to perform to the best of their abilities and achieve our objectives. We are committed to supporting employee health and safety in the workplace through a generous health insurance program, as well as fostering an inclusive work environment that supports our workforce.

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

Government regulation

U.S. regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products and medical devices. Generally, before a new drug, biologic or device can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. drug development

In the United States, the FDA regulates drugs under the FDCA and the Public Health Service Act. Drugs also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Our product candidates are considered small molecule drugs and must be approved by the FDA through the new drug application, or NDA, process before they may be legally marketed in the United States. The process generally involves the following:

●	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practices, or GLPs;

●	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

●	approval by an independent IRB, DSMBs, and/or ECs at each clinical trial site before each trial may be initiated;

●	performance of adequate and well-controlled human clinical trials as designed by the study protocol in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish substantial evidence of the safety and efficacy of the investigational product for each proposed indication;

●	submission to the FDA of an NDA;

●	a determination by the FDA within 60 days of its receipt of an NDA to accept the filing for review;

●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

●	potential FDA audit of the preclinical study and/or clinical trial sites that generated the data in support of the NDA filing;

●	FDA review and approval of the NDA, potentially including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States; and

●	compliance with any post-approval commitments and requirements, including the potential requirement to implement a REMS and the potential requirement to conduct post-approval studies.

The data required to support an NDA are generated in two distinct developmental stages: preclinical and clinical. The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for any current and future product candidates will be granted on a timely basis, or at all.

The preclinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals or models, which support subsequent clinical testing. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND application. An IND submission is a request for exemption from premarket approval requirements to enable the lawful shipment of the investigational product and to administer an investigational product to humans and must become effective before human clinical trials may begin. Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND submission. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND submission is complete. An IND submission automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence. IND sponsors follow a process similar to an IND submission, review and approval when filing a CTA with regulatory agencies in other countries.

Clinical trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians or academicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND submission. Furthermore, each clinical trial must be reviewed and approved by an IRB, DSMB, or EC for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB must also approve the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND submission. If a foreign clinical trial is not conducted under an IND submission, the sponsor may submit data from the clinical trial to the FDA in support of an NDA. The FDA may accept an adequate well-controlled foreign clinical trial not conducted under an IND submission if the trial was conducted in accordance with the ethical principles contained in the Declaration of Helsinki pursuant to 21 CFR 312.120, incorporating the 1989 version of such declaration, or with the laws and regulations of the foreign regulatory authority where the trial was conducted, such as the European Medicines Agency, or EMA, whichever provides greater protection of the human subjects, and with GCP and GMP requirements, and the FDA is able to validate the data through an onsite inspection, if deemed necessary, and the practice of medicine in the foreign country is consistent with the United States.

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

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA, or the sponsor may agree to a commitment to conduct such trials. Progress reports detailing the results of the clinical trials, among other information, must be submitted to the FDA at least annually. Sponsor is also responsible for submitting written IND safety reports, including reports of serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk for human subjects and any clinically significant increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2 and Phase 3 clinical trials can potentially not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB, DSMB, or EC can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB, DSMB, or EC’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.

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

The FDA reviews all submitted NDAs before it accepts them for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months from the filing date of a new molecular-entity NDA, and six months from the filing date of a new molecular-entity NDA designated for priority review, to complete its initial review and respond to the applicant, commonly referred to as the ND’s “PUDFA date”. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult or controversial questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA, it will issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A complete response letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The complete response letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time- consuming requirements related to clinical trials, preclinical studies and/or manufacturing. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application or request the opportunity for a hearing (although such hearings rarely have been granted by the FDA). Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

Orphan drugs

Under the Orphan Drug Act of 1983, as amended, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, it discloses the identity of the therapeutic agent and its potential orphan use. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. However, competitors may receive approval of either a different product for the same indication or the same product for a different indication, the latter of which could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if a product candidate is determined to be contained within the scope of the competitor’s product for the same indication. In response to the court decision in Catalyst Pharms., Inc. v. Becerra, 14 F.4th 1299 (11th Cir. 2021), Congress, in an amendment to the Orphan Drug Act in the Consolidated Appropriations Act of 2026 or CAA, clarified that orphan drug exclusivity applies to the FDA’s same approved use or indication within a rare disease, rather than the entire rare disease or condition. The change abrogated the decision in Catalyst v. Becerra and aligns the statutory text with the FDA’s longstanding interpretation. This change makes explicit that orphan drug exclusivity blocks approval of the same drug only for the same approved use or indication, not for all uses within the broader designated disease. The amendment also applied retroactively. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union, or the EU, has similar, but not identical, requirements and benefits.

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

Pediatric studies and exclusivity

Under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Administration Safety and Innovation Act of 2012, sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Under the Best Pharmaceuticals for Children Act of 2002, pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application. FDA may only grant pediatric exclusivity if existing patent or exclusivity protections for the drug would otherwise expire at least 9 months after the grant of the pediatric exclusivity; FDA has 180 days to make a pediatric exclusivity determination once the NDA sponsor submits study reports required under the written request.

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

A product may also be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, such product must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, which endpoint is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. The FDA may withdraw drug approval or require changes to the labeled indication of the drug if confirmatory post-market trials fail to verify clinical benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with the drug. If the FDA concludes that a drug shown to be effective can be safely used only if distribution or use is restricted, it may require such post-marketing restrictions as it deems necessary to assure safe use of the product. The Food and Drug Omnibus Reform Act made several changes to the FDA’s authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements.

Additionally, a drug may be eligible for designation as a breakthrough therapy if (a) the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and (b) preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast-track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Fast-track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process.

Post-approval requirements and commitments

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

FDA regulation of medical devices and companion diagnostics

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

At a high level, medical devices are classified by FDA into one of three classes based on their risk to users. A Class I device is considered low risk and is typically exempt from premarket review. A Class II device is considered moderate risk and is typically subject to premarket review in the form of the 510(k) notification and clearance process. A Class III medical device is considered high risk and is typically subject to premarket review in the form of the Premarket Approval or PMA process. Pursuing FDA approval/clearance of an in vitro companion diagnostic would require either a 510(k) PMA, or possibly a de novo classification for that diagnostic if there is not an applicable predicate device. The review of companion diagnostics involves coordination of review with the FDA’s Center for Devices and Radiological Health. In June 2023, the FDA issued guidance on a voluntary pilot program on oncology drug products used with certain in vitro diagnostic tests, which is intended to provide greater transparency regarding the minimum performance characteristics necessary for certain oncology diagnostic tests. In April 2024, the FDA published a final rule regarding phasing out its enforcement discretion for most laboratory-developed tests and to amend the FDA’s regulations to make explicit that in vitro diagnostics are medical devices under the FDCA, including when the manufacturer of the diagnostic product is a laboratory. These proposed changes and other regulatory changes pertaining to diagnostic products can increase the cost and time needed to develop new diagnostic tests and to bring them to the market.

510(k) clearance process

To obtain 510(k) clearance, a pre-market notification is submitted to the FDA demonstrating that the proposed device is substantially equivalent to a “predicate device,” a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet required the submission of a PMA application. The FDA’s 510(k) clearance process may take three to 12 months from the date the application is submitted and filed with the FDA but may take longer if the FDA requests additional information, among other reasons. In some cases, the FDA may require clinical data to support substantial equivalence. In reviewing a pre-market notification submission, the FDA may request additional information, which may significantly prolong the review process. Notwithstanding compliance with all these requirements, clearance is never assured. After a device receives 510(k) clearance, any subsequent modification of the device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or require a PMA. In addition, the FDA may make substantial changes to industry requirements, including which devices are eligible for 510(k) clearance, which may significantly affect the process.

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

Other U.S. regulatory matters

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any drug candidates for which we obtain marketing approval, or for which we may provide contracted promotional services to third parties. Our current and future arrangements with healthcare providers, third-party payors, customers and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations (at the federal and state level), which may constrain the business or financial arrangements and relationships through which we research, as well as, sell, market and distribute any products for which we obtain marketing approval. In addition, once our product is approved in the U.S., we may be subject to transparency laws and patient privacy and security regulation by both the federal government and the states in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

●	The federal Anti-Kickback Statute, or AKS, which prohibits, among other things, persons and entities, including a prescription drug or medical device manufacturer (or a party acting on its behalf), from knowingly and willfully soliciting, receiving, offering or paying any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. Although there are several statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, they are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending or arranging for the prescription or purchase of any drug product may be subject to scrutiny if they do not qualify for an exception or safe harbor. Moreover, the Affordable Care Act, or the ACA, provides that the government may assert that a claim including items or services resulting from a violation of the federal AKS constitutes a false or fraudulent claim for purposes of the civil False Claims Act of 1863, or FCA;

●	The federal civil and criminal false claims laws and civil monetary penalty laws impose a range of prohibitions and compliance considerations. For example, the False Claims Act (“FCA”) prohibits individuals or entities from, among other things, knowingly presenting, or causing to be presented, claims for payment to, or approval by, the federal government that are false, fictitious or fraudulent or knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. This includes the civil FCA that can be enforced by private citizens through civil whistleblower or qui tam actions. Claims resulting from a violation of the federal AKS or the FDCA constitute a false or fraudulent claim for purposes of the FCA. Promotion that is deemed to be “off label” can also be the basis of FCA exposure. The DOJ can impose exclusions from federal health care programs and/or penalties for parties who engage in such prohibited conduct;

●	Federal law includes provisions established under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) and its implementing regulations addressing healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of these statutes is a felony and may result in fines, imprisonment or exclusion from governmental programs. Similar to the federal AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	HIPAA, as amended by HITECH and its implementing regulations, also imposes obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates a that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HITECH created new tiers of civil monetary penalties, made civil and criminal penalties directly applicable to business associates, and gave state attorneys authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA laws and seek attorneys’ fees and costs;

●	The federal physician payment transparency requirements, sometimes referred to as the “Physician Payments Sunshine Act,” requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under government healthcare programs to annually report to the Centers for Medicare and Medicaid Services (“CMS”) information related to certain payments or other transfers of value made or distributed to physicians, certain non-physician practitioners and teaching hospitals, as well as ownership and investment interests held by such healthcare professionals and their immediate family members; and

●	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non- governmental third-party payors, including private insurers, state laws that require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and require the registration of their sales representatives, state laws that require biotechnology companies to report information on the pricing of certain drug products, and state and foreign laws that govern the privacy and security of health information in some circumstances (such as Washington’s My Health, My Data Act, which, among other things, provides for a private right of action), many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 the Veterans Healthcare Act of 1992 which established the 340B program, and other rebates or discounts including those required or amended in the Medicare Modernization Act of 2003, the ACA and in the Inflation Reduction Act. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws. In addition, the distribution of pharmaceutical and/or medical device products is subject to additional requirements and regulations, including extensive record-keeping, licensing, reporting, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical and/or medical device products. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act of 1970 as well as other applicable consumer safety requirements.

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

U.S. patent-term restoration and regulatory exclusivity

Patent term restoration can refer to two processes that may add time to the life of a patent for FDA-regulated products, a Patent Term Adjustment (PTA) and a Patent Term Extension (PTE). Both mechanisms potentially extend patent exclusivity. PTA is related to the patent prosecution while PTE is related to regulatory approval.

PTA provides for addition of time to the patent term based on delays by the patent office during the patent examination process. The length of the PTA is assigned by the patent office at the time of granting of the patent application. The patentee then may request reconsideration within two (2) months of the determination by the patent office and if the patentee does not agree with the determination they have 180 days to file suit in the Eastern District of Virginia for judicial review. In the future, we may seek reconsideration if a PTA if we disagree with a PTA determination made by the patent office.

PTE provides for an extension of a patent’s term based on the time taken by FDA for regulatory review. Depending upon the timing, duration and specifics of FDA approval of any future product candidates, some of our U.S. patents may be eligible for PTE. The Hatch-Waxman Act permits extension of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. PTE, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The PTE period is generally one-half the time between the effective date of an IND or the issue date of the patent, whichever is later, and the submission date of an NDA plus the time between the submission date of an NDA or the issue date of the patent, whichever is later, and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the PTE and the application for the PTE must be submitted prior to the expiration of the patent and within 60 days of FDA granting “permission to commercially market”. The USPTO, in consultation with the FDA, reviews and approves the application for any PTE. In the future, we may apply for PTE for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Regulatory exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for a generic version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval, which thus is termed “data” exclusivity because it proscribes the submission of an application based on other’s data as opposed to the approval of an application. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement with respect to one or more patents listed for the drug in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations publication. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity which is termed “market” exclusivity because it proscribes the approval of an application which would lead to market entry as opposed to the submission of an application. This regulatory exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness or generate such data themselves.

U.S. coverage and reimbursement

Sales of our products will depend, in part, on the extent to which they are covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. There is uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, government-sponsored plans, principal decisions about reimbursement for certain new products are typically made by CMS subject to coverage requirements for federal programs. CMS decides whether and to what extent, a new product will be covered and reimbursed under Medicaid, Medicare, and 340B, subject to applicable regulations and laws. Private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. Medicare Part B (physician-administered drugs) typically covers drugs deemed reasonable and medically necessary. Medicare Part D (self-administered drugs) includes requirements to cover certain therapeutic classes of drugs, including all or substantially all drugs in protected classes, which include oncology. Medicaid typically covers FDA-approved drugs where the manufacturer has a Medicaid agreement in place. However, plans and plan administrators may use other utilization management tools, including prior authorization, requirements to try another therapy first (step edits), or cost sharing. Commercial plans and providers have more flexibility, although may still be subject to minimum coverage requirements. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis.

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

U.S. healthcare reform

The United States government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price- controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the current U.S. administration is pursuing measures to reduce the cost of drugs in the United States, such as issuing two Executive Orders (EO) in 2025 directing federal agencies to take action to reduce the prices of drugs sold in the United States to match the lowest price available for the same drugs in comparably developed nations. It is currently unclear how, and to what extent, these measures may be implemented, and what impact their implementation would have on our Company.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Coverage requirements, required discounts, penalties, and pricing have later been amended under the ACA and the Inflation Reduction Act (IRA), passed in 2022. The IRA directs the federal government, through CMS, to select and set the prices of certain medicines approved by the FDA after 9 years (NDA) or 13 years (BLA), in both Part B and Part D. It also requires manufacturers of approved drugs to provide discounts on drugs through the Medicare Drug Rebate program in Part D and imposes penalties on manufacturers for price increases above a certain rate of inflation in Parts B and D. The IRA also limits patient out-of-pocket costs in total for certain covered drugs and specifically for certain drug types in Part D, including insulin and vaccines in both Parts B and D.

Under Part D, Medicare beneficiaries may enroll in private prescription drug plans that cover outpatient, or self-administered, prescription drugs that cover outpatient, or self-administered prescription drugs. Part D prescription drug plan sponsors can develop its own drug formulary that identifies which drugs it will cover, the level of cost sharing, and any utilization requirements, such as prior authorization. However, Part D prescription drug formularies must include drugs within each defined therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. There are six projected classes in Medicare Part D, 1) antidepressants; 2) antipsychotics; 3) anticonvulsants; 4) immunosuppressants for treatment of transplant rejection; 5) antiretrovirals; and 6) antineoplastics, where Part D plans are required to cover all or substantially all drugs, although the plans can require prior authorization or step therapy in certain circumstances. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Federal reimbursement and out-of-pocket limits in the Part D program may increase demand for products for which we receive marketing approval. However, negotiated prices for our products after rebates and discounts may be lower than the prices we might otherwise obtain; federal programs require additional rebates and discounts that are not required by commercial payers.

Drug coverage in Medicare Part B includes physician-administered drugs judged reasonable and medically necessary by CMS. Reimbursement is determined by a formula established by CMS, typically drawn from the drug’s Average Sales Price reported by the manufacturer. As noted, the IRA also included certain reforms affecting Part B drugs and their cost-sharing. Drugs used incident to a hospital stay in Medicare are covered in Part A in typically through a bundled payment system established by CMS. Commercial insurance plans often follow CMS coverage.

Various industry stakeholders, including pharmaceutical companies and the Pharmaceutical Research and Manufacturers of America, have initiated lawsuits against the federal government, asserting that the price negotiation provisions of the IRA are unconstitutional. The impact of these judicial challenges, legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the government on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved.

The ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with t HHS as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The minimum Medicaid rebate, applied to drug sales in Medicaid Managed care and fee-for-service, on most branded prescription drugs of 23.1% of AMP with rebate calculation for “line extensions.” Additionally, for a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts, calculated based on the AMP and Medicaid rebate amounts, to entities eligible to participate in the 340B drug pricing program.

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

Drug clinical trial registration

In 2015, the CFDA began to issue an umbrella approval for all phases (typically three) of a new drug clinical trial, instead of issuing approval phase by phase. For certain types of new drug candidates, CTAs may be prioritized over other applications and put in a separate expedited queue for approval. The NMPA has now adopted a system for clinical trials of new drugs where trials can proceed if, after 60 business days, the applicant has not received any objections from the CDE. China is also expanding the number of trial sites by changing from a clinical trial site certification procedure into a notification procedure. According to the DRR, after the completion of the pharmaceutical, pharmacological, and toxicological research of the drug clinical trial, the applicant may submit relevant research materials to CDE for applying for the approval to conduct drug clinical trial. The CDE will organize pharmaceutical, medical, and other technicians to review the application and to decide whether to approve the drug clinical trial within 60 days of the date of acceptance of the application. Once the decision is made, the result will be notified to the applicant through the website of the CDE and, if no notice of decision is issued within the time limit, the application of clinical trial shall be deemed as approval. In addition, the applicant must, prior to conducting the drug clinical trial, register the information of the drug clinical trial plan, etc. on the Drug Clinical Trial Information Platform. During the drug clinical trials, the applicant must update registration information continuously and register information of the outcome of the drug clinical trial upon completion. The applicant is responsible for the authenticity of the drug clinical trial information published on the platform. On September 6, 2013, the CFDA released the Announcement on Drug Clinical Trial Information Platform, pursuant to which, applicants must complete trial pre-registration within one month after obtaining the clinical trial approval to obtain the trial’s unique registration number and must complete registration of certain follow-up information before the first subject’s enrollment in the trial. If approval of the foregoing pre-registration and registration is not obtained within one year after obtaining the clinical trial approval, the applicant must submit an explanation, and if the procedure is not completed within three years, the clinical trial approval will be automatically be annulled.

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

PRC regulations of environment protection

We are subject to Chinese environmental protection laws and regulations promulgated by state and local governments concerning environmental protection regarding construction projects, the use, discharge and disposal of toxic and hazardous materials, and the discharge and disposal of wastewater, solid waste and waste gases and industrial noise.

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

PRC regulations on cybersecurity review and data privacy

On November 7, 2016, the SCNPC issued the Cyber Security Law of the PRC, with the most recent amendment coming into effect on January 1, 2026. Pursuant to the Cyber Security Law of the PRC, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. In addition, pursuant to the Cyber Security Law of the PRC, personal information and important data collected and generated by a critical information infrastructure operator, or CIIO, in the course of its operations in China must be stored in China, and if a CIIO purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC.

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

On March 2026, the Board approved the transfer of ownership by Ascentage Pharma Group Corp Limited of Ascentage Pharma Group Inc., Ascentage Pharma Pty Ltd. and Ascentage Pharma Europe Limited to Ascentage Pharma Group International to streamline the organization. Once the transfer is completed, these three subsidiaries will be directly owned by Ascentage Pharma Group International and thus in the organization chart above will appear directly under Ascentage Pharma Group International connected by a solid line and arrow.

D. Property, Plants and Equipment

Our corporate headquarters are located in Suzhou and consists of more than 200,000 square feet of leased space. This facility currently accommodates half of our executive leadership team and leadership of our product and technology, marketing, sales and corporate functions, as well as our R&D center and manufacturing facility.

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

For a discussion of our results in the year ended December 31, 2024 compared to the year ended December 31, 2023 and certain financial information as of December 31, 2023, please refer to the section titled “Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 16, 2025.

A. Operating Results

We are a global, integrated biopharmaceutical company engaged in discovery, development and commercializing therapies to address global unmet medical needs primarily in hematological malignancies. For more than two decades, our founders and team have leveraged their deep expertise to develop our proprietary drug discovery platform to pursue particularly challenging targets and significant unmet global medical needs. Our lead assets, Olverembatinib and Lisaftoclax, have global potential to address the major hematological malignancies, including chronic myeloid leukemia, or CML, acute myeloid leukemia, or AML, chronic lymphocytic leukemia, or CLL, acute lymphocytic leukemia, or ALL, myelodysplastic syndrome, or MDS, and multiple myeloma, or MM, which is expected to exceed US$166 billion in aggregate market size by 2035, according to the F&S Report. According to the F&S Report, we are the only company in the world with active clinical programs targeting all three known classes of key apoptosis regulators. We have nine ongoing U.S. and/or international registrational trials, including four that are FDA-regulated, for our two key clinical-stage assets.

As a research intensive, innovation-focused company, we have also incurred losses and experienced negative operating cash flows since inception. Our net loss was RMB1,243.0 million (US$177.7 million), RMB405.7 million and RMB 925.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. We expect to continue to incur significant expenses and operating losses for the foreseeable future as we conduct our ongoing and planned preclinical studies and clinical trials, continue our research and development activities and seek regulatory approvals for our product candidates, obtain and protect our intellectual property and incur additional costs to establish sales, marketing and distribution infrastructure for expanding sales or to commercialize any product candidate for which we may obtain regulatory approval in the future. We will also incur increased audit, legal, regulatory and compliance costs as well as investor and public relations expenses associated with operating as a public company both in Hong Kong and in the United States.

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

Components of results of operations

Revenue

Revenue primarily consists of (1) sales of pharmaceutical products, (2) income relating to commercialization rights pursuant to the HQP1351 Collaboration and License Agreement (3) management fee income of fund and (4) intellectual property income. Revenue from sales of pharmaceutical products is generally recognized at the point in time when control of the product is transferred to the customer, generally on acceptance of the products. Income relating to commercialization rights pursuant to the HQP1351 Collaboration and License Agreement is recorded under contract liabilities and recognized over time during the expected commercialization period, after we obtain commercialization authorization from local authorities. Income relating to commercialization rights includes both a fixed element (the initial payment) and variable elements (including but not limited to development milestones and commercialization milestones). Milestone payments pursuant to the HQP1351 Collaboration and License Agreement are recognized as performance obligations are satisfied, once we can conclude that it is highly probable that there will not be a subsequent reversal of a significant amount of revenue. The intellectual property income is recognized at a point of time upon the customer obtains the right to use the non-patented intellectual property as there are no ongoing activities that significantly affect intellectual property.

Cost of sales

Cost of sales primarily consists of commissioned processing costs of Olverembatinib and Lisaftoclax, costs relating to the purchase of other products, product packaging and delivery costs and patent amortization costs for sales-based royalties.

Other income and gains

Other income and gains primarily consist of income from government grants, fair value gain on derivative financial instruments and interest income on term deposit at banks. Income from government grants is conditioned on use for research and development projects, which grants are intended to compensate expenses arising from research activities and clinical trials, and incentivize the development of new drugs. Income from government grants is recognized as profit upon our receipt of acknowledgment of compliance from the relevant governmental body.

Fair value gain on derivative financial instruments consists of the fair value gain on the warrants issued to Innovent pursuant to the warrant subscription deed entered into on July 14, 2021. These warrants expired in July 2023 without having been exercised.

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

Since inception, we have dedicated significant resources to our research and development activities. For the years ended December 31, 2025 and 2024, our research and development expenses represented 61.0% and 67.5%, respectively, of our total operating expenses. As we initiate new clinical trials and continue to advance our clinical programs for our drug candidates, we expect our research and development expenses to continue to increase for the foreseeable future and to remain a significant percentage of our total operating expenses.

The following table sets forth the components of our research and development expenses by nature for the periods indicated.

	Year ended December 31,
	2025	2025	2024
	RMB	US$	RMB
	(in thousands)
Internal and external research and development expenses	634,700	90,761	493,766
Employee-related expenses and share option and RSU expenses related to R&D employees	376,412	53,826	336,059
Depreciation and amortization	23,868	3,413	33,439
Intellectual property, materials expenses and other expenses	102,468	14,653	83,981
Total	1,137,448	162,653	947,245

The following table sets forth the components of our external research and development expenses by compound for the periods indicated.

	Year ended December 31,
	2025	2025	2024
	RMB	US$	RMB
	(in thousands)
APG-2575 CMC and clinical expense	395,871	49,123	358,565
HQP1351 CMC and clinical expense	188,059	11,175	81,571
APG-115 CMC and clinical expense	13,482	3,110	22,702
APG-5918 CMC and clinical expense	11,063	499	3,639
APG-1252 CMC and clinical expense	2,720	1,349	9,845
Other pipelines’ CMC and clinical expense	20,083	1,412	10,304
Total external research and development expenses	631,278	66,668	486,626

Administrative Expenses

Administrative expenses consist primarily of share option and RSU expenses, employee-related expenses and depreciation, and amortization.

We expect our general and administrative expenses to increase as we have increased our headcount over the past year and expect to increase our headcount in the immediate future. However, we will incur increased audit, legal, regulatory and compliance costs as well as investor and public relations expenses associated with operating as a public company both in Hong Kong and the United States.

The following table sets forth the components of our administrative expenses for the periods indicated.

	Year ended December 31,
	2025	2025	2024
	RMB	US$	RMB
	(in thousands)
Share option and RSU expenses	4,017	574	2,861
Employee-related expenses	94,608	13,529	63,081
Depreciation and amortization	47,004	6,721	51,356
Others	100,652	14,394	69,827
Total	246,281	35,218	187,125

Finance costs

Finance costs primarily consist of interest expenses from bank borrowings and other borrowings.

Other Expenses

Other expenses primarily consist of fair value loss on financial assets at fair value through profit or loss, or FVTPL, and donations. The loss on fair value of the financial assets at FVTPL was a non-cash adjustment that represented the change in fair value arising from the common stock of Unity Biotechnology, Inc. held by us. We had entered into several agreements with Unity, covering the development and commercialization of certain Bcl-2/Bcl-xL inhibitors, including APG-1252 and APG-1197, respectively. Since that time, Unity has ceased operations. Donations primarily consist of the cost of sponsoring academic events of associations and foundations for public charitable purposes.

Share of profit of a joint venture

We share profits in venture capital investments through our 33.42% equity interest in Suzhou Ascentage Harvest Venture Capital LLP, or Ascentage Harvest. Ascentage Harvest is a venture capital firm that invests in and incubates unlisted high-quality early stage biomedical innovation companies.

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

Hong Kong

Subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2025 and 2024, Ascentage Pharma Group International did not make any provisions for Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

Chinese mainland

The Company’s subsidiaries domiciled in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since 1 January 2008, except for the following entities which are eligible for a preferential tax rate.

Healthquest Pharma was qualified as a High and New Technology Enterprise (“HNTE”) and was subject to a preferential rate of 15% for three years from 2022 to 2024. In 2025, Healthquest Pharma was no longer qualified as a HNTE and thus subject to the statutory tax rate of 25%.

Suzhou Yasheng was recognized as a qualified HNTE under the EIT Law by the relevant government authorities and is subject to a preferential rate of 15% for three years from 2023 to 2025.

United States

The subsidiary operating in the United States is subject to tax at a maximum of 21.61% and 21.36%, respectively, for the years ended 31 December 2025 and 2024. No provision for income tax has been made as the Group had no assessable profits earned in the United States during the reporting period.

A requirement to capitalize and amortize previously deductible research and experimental expenses resulting from a change in Section 174 made by the Tax Cuts and Jobs Act of 2017 (the “TCJA”) became effective on 1 January 2022. Under the TCJA, the Company is required to capitalize and subsequently amortize R&D expenses over five years for research activities conducted within the U.S and fifteen years for research activities conducted outside of the U.S.

In July 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted, which reinstated current deductibility of domestic research and experimental expenditures and provided an election to accelerate the recovery of previously capitalized costs. The Company did not elect to accelerate the deduction of previously capitalized domestic research and experimental expenditures and will continue to amortize such costs over the remaining statutory periods.

Results of operations

Comparison of years ended December 31, 2025 and 2024

	Year ended December 31,
	2025	2025	2024
	RMB	US$	RMB
	(in thousands)
Revenue	574,120	82,098	980,650
Cost of sales	(48,938)	(6,998)	(29,085)
Gross profit	525,182	75,100	951,565
Other income and gains	103,495	14,800	57,359
Selling and distribution expenses	(353,640)	(50,570)	(195,998)
Research and development expenses	(1,137,448)	(162,653)	(947,245)
Administrative expenses	(246,281)	(35,218)	(187,125)
Finance costs	(54,070)	(7,732)	(64,455)
Other expenses	(73,599)	(10,525)	(9,075)
Share of profit/(loss) of a joint venture	314	45	(281)
Loss before tax	(1,236,047)	(176,753)	(395,255)
Income tax expense	(6,940)	(992)	(10,425)
Loss for the year	(1,242,987)	(177,745)	(405,680)

Revenue

For the year ended December 31, 2025, we generated revenue of RMB574.1 million (US$82.1 million) from the sales of pharmaceutical products, commercialization rights income from Innovent and management fee income compared to RMB980.7 million for the year ended December 31, 2024, representing a decrease of RMB406.6 million, or 41.5%, which was primarily attributable to the intellectual property income from Takeda in 2024 partially offset by the rise in sales of pharmaceutical products.

Cost of sales

Cost of sales for the year ended December 31, 2025 was RMB48.9 million (US$7.0 million), compared to RMB29.1 million for the year ended December 31, 2024, representing an increase of RMB19.8 million, or 68.3%, primarily due to the increase in the production cost of Lisaftoclax and Olverembatinib.

Other income and gains

Other income and gains for the year ended December 31, 2025 was RMB103.5 million (US$14.8 million), compared to RMB 57.4 million for the year ended December 31, 2024, representing an increase of RMB46.1 million, or 80.4%, which was primarily attributable to (i) the increase in bank interest income to RMB82.1 million (US$11.7 million) for the year ended December 31, 2025, as compared to RMB37.8 million for the year ended December 31, 2024; (ii) the increase in government grants related to income to RMB14.5 million (US$2.1 million) for the year ended December 31,2025, as compared with RMB9.1 million for the year ended December 31,2024; and (iii) the increase in rental income to RMB5.0 million (US$0.7 million) for the year ended December 31, 2025, as compared with RMB2.3 million for the year ended December 31, 2024.

Operating expenses

Selling and distribution expenses

For the year ended December 31, 2025, the selling and distribution expenses increased by RMB157.6 million or 80.4% to RMB353.6 million (US$50.6 million), as compared to RMB 196.0 million for the year ended December 31, 2024. The increase was attributable to the increase in selling and distribution expenses incurred in the commercialization of Lisaftoclax and Olverembatinib.

Research and development expenses

For the year ended December 31, 2025, the research and development expenses increased by RMB190.2 million, or 20.1% to RMB1,137.4 million (US$162.7 million) from RMB 947.2 million for the year ended December 31, 2024. The increase was attributable to the increase in clinical research expenses.

Administrative expenses

For the year ended December 31, 2025, the administrative expenses increased by RMB59.2 million, or 31.6% to RMB246.3 million (US$35.2 million) from RMB 187.1 million for the year ended December 31, 2024. The increase was primarily attributable to the increased staff cost.

Finance Costs

For the year ended December 31, 2025, the finance costs decreased by RMB10.4 million, or 16.1% to RMB54.1 million (US$7.7 million) from RMB 64.5 million for the year ended December 31, 2024. It was due to the decrease of the interest rate incurred in relation to bank borrowings.

Other Expenses

For the year ended December 31, 2025, other expenses were RMB73.6 million (US$10.5 million), as compared to other expenses of RMB9.1 million for the year ended December 31, 2024, which represented an increase of RMB64.5 million, or 711.0%. The increase was primarily attributable to (i) the increase in fair value loss of contingent acquisition consideration related to the acquisition of Guangzhou Healthquest Pharma Co., Ltd. in December 2016 to RMB29.5 million (US$4.2 million) in 2025, and (ii) the increase in donations to RMB23.4 million (US$3.3 million) for the year ended December 31, 2025, as compared to RMB6.3 million for the year ended December 31, 2024.

The loss on fair value of the financial assets at FVTPL was a non-cash adjustment that represented the change in fair value arising from the common stock of Unity held by us.

Share of profit/(loss) of a joint venture

For the year ended December 31, 2025, share of profit of a joint venture was RMB0.3 million (US$0.05 million), compared to a loss of RMB0.3 million for the year ended December 31, 2024.

Loss for the reporting period

The loss of the Company increased by RMB837.3 million, or 206.4%, to RMB1,243.0 million (US$177.7 million) for the year ended December 31, 2025 from RMB405.7 million for the year ended December 31, 2024.

Income tax expense

For the year ended December 31, 2025, income tax expense was RMB6.9 million (US$1.0 million), compared to RMB10.4 million of income tax expense for the year ended December 31, 2024, representing a decrease of RMB3.5 million, or 33.4%.

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

As of December 31, 2025 and 2024, we had cash and bank balances of RMB2,470.1 million (US$353.2 million) and RMB1,261.2 million, respectively. Our principal sources of liquidity are cash and bank balances and interest-bearing bank and other borrowings. We place cash and cash equivalents (which are mostly held in U.S. dollars, Hong Kong dollars and RMB) in short term deposits with authorized institutions in Hong Kong and China.

Our ordinary shares were listed on the HKEx in 2019, and the net proceeds from our initial public offering on the HKEx (including shares issued as a result of the full exercise of the over-allotment option) were approximately HK$369.8 million (US$47.5 million). Since 2024, we have also raised proceeds in the transactions described below.

In June 2024, we entered into an exclusive option agreement, or the Takeda Exclusive Option Agreement, with Takeda Pharmaceuticals International AG, or Takeda, and our affiliates, Guangzhou Healthquest Pharma Co., Ltd. and Ascentage Pharma (Suzhou) Co., Ltd. Pursuant to the Takeda Exclusive Option Agreement, Takeda paid us US$100.0 million. In aggregate, under the Takeda Exclusive Option Agreement and the expected terms of the exclusive license agreement, we are eligible to be paid a one-time option exercise fee and certain development, commercial and sales milestones up to approximately US$1.2 billion and royalties in a range equal to 12-19% of net sales. In addition, in June 2024, we issued and sold to Takeda 24,307,322 ordinary shares, or the Takeda Shares, for an aggregate purchase price of US$75 million.

In January 2025, we completed our U.S. initial public offering in which we offered and sold an aggregate 7,325,000 ADSs at an offer price of US$17.25 per ADS, representing 29,300,000 ordinary shares of the Company for gross proceeds of approximately US$126.4 million (equivalent to approximately HK$983.8 million). On February 13,2025, in connection with the underwriters’ exercise of their over-allotment option, we issued an additional 935,144 ADSs at an offer price of US$17.25 per ADS, representing 3,740,576 ordinary shares of the Company for gross proceeds of approximately US$16.13 million (equivalent to approximately HK$125.6 million). Each ADS represents 4 ordinary shares. Our ADSs are listed on the Nasdaq Global Market, or the Nasdaq, under the symbol “AAPG.”

In 2025, we entered into the 2025 Placing and Subscription Agreement with Dajun Yang Dynasty Trust, a family trust established by Dr. Yang, as vendor, and J.P. Morgan Securities (Asia Pacific) Limited and Citigroup Global Markets Limited, as placing agents. An aggregate of 22,000,000 existing ordinary shares owned by the vendor were placed by the placing agents to not less than six placees at a price of HK$68.60 per share and we subsequently issued to the vendor the same number of 22,000,000 new ordinary shares of the Company at the same price of HK$68.60 per share. The closing price of our ordinary shares on the HKEx on July 14, 2025, the date on which the terms of the top-up placing was fixed, was HK$74.70. The net proceeds (after deducting all applicable costs and expenses, including commission and levies) raised were HK$1,492.5 million (US$190.1 million).

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months from the issuance of the consolidated financial statements included in this Annual Report on Form 20-F, but may not be sufficient for us to fund any of our drug candidates through regulatory approval, which may last several years. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. Our present and future funding requirements may change and will depend on many factors. See “Item 3. Key Information—D. —Risks related to our financial position and need for additional capital—We will need to obtain additional financing to fund our operations, and if we are unable to obtain such financing, we may be unable to complete the development and commercialization of our drug candidates, including Olverembatinib and Lisaftoclax.”

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

Cash flows

Net cash used in operating activities

For the year ended December 31, 2025, net cash used in operating activities was RMB1,174.1 million (US$167.9 million), which was primarily due to our loss before tax of RMB1,236.0 million (US$176.8 million), adding back non-cash charges of RMB205.5 million (US$29.4 million), including depreciation and amortization of assets, share option and RSU expenses and interest expenses from bank borrowings and other borrowings, and net cash used in changes in our operating assets and liabilities of RMB143.6 million (US$20.5 million).

For the year ended December 31, 2024, net cash used in operating activities was RMB111.4 million, which was primarily due to our loss before tax of RMB395.3 million, adding back non-cash charges of RMB172.9 million , including depreciation and amortization of assets, share option and RSU expenses and interest expenses from bank borrowings and other borrowings, and net cash used in changes in our operating assets and liabilities of RMB111.0 million.

Net cash used in investing activities

For the year ended December 31, 2025, net cash used in investing activities was RMB1,000.1 million (US$143.0 million), which primarily consisted of a net increase in property, plant and equipment and other intangible assets of RMB27.6 million (US$3.9 million), and payment of contingent consideration in relation to our acquisition of Healthquest Pharma in December 2016 of RMB43.3 million(US$6.2 million) and the increase in time deposits with original maturity of more than three months to RMB925.1 million(US$132.3 million).

For the year ended December 31, 2024, net cash used in investing activities was RMB362.0 million, which primarily consisted of a net increase in property, plant and equipment and other intangible assets of RMB24.3 million, and an increase in time deposits with original maturity of more than three months of RMB312.2 million, as well as investment in a joint venture of RMB16.0 million.

Net cash provided by financing activities

For the year ended December 31, 2025, net cash inflows from financing activities of the Group amounted to RMB2,540.1 million (US$363.2 million), which mainly consisted of net proceeds of RMB2,304.9 million (US$329.6 million) from the U.S.IPO and the 2025 placing; partially offset by payments of interest paid which amounted to RMB51.3 million (US$7.3 million).

For the year ended December 31, 2024, net cash provided by financing activities was RMB314.8 million, which primarily consisted of net proceeds of RMB533.9 million from the issuance of shares through our offering of ordinary shares in 2024, partially offset by payments of interest and lease principal of RMB69.0 million and payments of listing expenses of RMB13.3 million.

Contractual obligations and loans

As of December 31, 2025 and 2024, we had interest-bearing bank and other borrowings of RMB1,979.7 million (US$283.1 million) of which lease liabilities comprised RMB22.2 million (US$3.2 million), and RMB 1,668.5 million of which lease liabilities comprised RMB 30.2 million, respectively. The following table sets forth aggregate information about material contractual obligations and loans as of December 31, 2025 and 2024.

	As of December 31, 2025				As of December 31, 2024
	Effective interest rate per annum	Maturity	RMB	US$	Effective interest rate per annum	Maturity	RMB
	(%)		(in thousands)				(in thousands)
Current
Short-term borrowing	2.11-2.50 or 1 year LPR-0.60 to 0.89	2026	1,040,000	148,718	2.60-2.70 or 1 year LPR-0.30 to 0.75	2025	290,000
Current portion of long term bank loans-unsecured	1 year LPR-0.45 to 0.75	2026	156,200	22,336	1 year LPR-0.15 to 0.65 or 1 year LPR+0.65 to 0.85	2025	213,170
Current portion of long term bank loans-unsecured	2.8	2026	2,500	358	2.80-4.55	2025	255,000
Current portion of long-term bank loans-secured	5 year LPR-0.85	2026	16,498	2,359	5 year LPR-0.85	2025	11,453
Lease liabilities	4.00-4.35	2026	7,283	1,041	4.00-4.35	2025	9,439
Total-current			1,222,481	174,812			779,062
Non-current
Bank loans-unsecured	1 year LPR-0.45 to 0.75	2027 - 2028	114,900	16,431	1 year LPR-0.45 to 0.65 or 1 year LPR+0.70 to 0.85	2026-2028	203,100
Bank loans-unsecured	2.8	2027	43,750	6,256	2.80-4.50	2026-2027	77,250
Bank loans-secured*	5 year LPR-0.85	2027 - 2038	583,675	83,464	5 year LPR-0.85	2026-2038	588,292
Lease liabilities	4.00-4.35	2027 - 2028	14,913	2,133	4.00-4.35	2026-2028	20,793
Total-non-current			757,238	108,284			889,435
Total			1,979,719	283,096			1,668,497

Note: LPR represents the Loan Prime Rate.

*	As of December 31, 2025, bank loans amounting to RMB600.2 million (US$85.8 million) were secured by the pledge of our buildings with a net carrying amount of RMB677.0 million (US$96.8 million) and right-of-use assets with a net carrying amount of RMB25.3 million (US$3.6 million). Such loans were also guaranteed by two of our subsidiaries. As of December 31, 2024, bank loans amounting to RMB599.7 million were secured by the pledge of our buildings with a net carrying amount of RMB 731.3 million, and right-of-use assets with a net carrying amount of RMB26.5 million. Such loans were also guaranteed by two of our subsidiaries.

The unsecured bank loans amounting to RMB140.0 million (US20.0 million) and RMB278.1 million were guaranteed by our subsidiaries as of December 31, 2025 and 2024, respectively.

The following table sets forth the maturity analysis of our interest-bearing bank and other borrowings as of December 31, 2025 and 2024:

	As of December 31,
	2025	2025	2024
	RMB	US$	RMB
	(in thousands)
Analyzed into:
Within one year	1,222,481	174,812	779,062
In the second year	160,201	22,908	242,473
In the third to fifth years, inclusive	140,100	20,034	159,355
Beyond five years	456,937	65,342	487,607
Total	1,979,719	283,096	1,668,497

C. Research and Development, Patents and Licenses, etc.

For a discussion of our research and development activities, see “Item 4. Information on the Company—B. Business Overview” and “—A. Operating Results.”

D. Trend Information

For a discussion of trends, see “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

Other than as disclosed elsewhere in this Annual Report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the financial information included in this Annual Report on Form 20-F to be not necessarily indicative of future results of operations or financial condition.

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

(b) Commercialization rights

We provide commercialization, development and branding rights (collectively, “Commercialization Rights”) to customers for an agreed upon commercialization period ending ten years from the date of the first sale of the product as stipulated in the relevant agreement. The consideration for Commercialization Rights include upfront payment, development and regulatory milestones payments and commercialization milestones payments.

Development and regulatory milestones payments are fully constrained until the period in which those regulatory approvals are achieved due to the inherent uncertainty with the approval process and included in the transaction price in the period regulatory approval is obtained. Upfront payment and development and regulatory milestones payments are recorded under contract liabilities and recognized as revenue over time during the commercialization period on a straight-line basis.

Commercialization milestone payments based on the level of sales are recognized at a point in time when the later of the following events occurs: (i) the related sale occurs, or (ii) the performance obligation to which commercialization milestones payments have been allocated has been satisfied.

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

(d) Others

We provide consulting and promotional services to our customers through contracts. Depending on the contract, revenue is recognized over time as the service is rendered, or at the point in time as the service is completed and accepted.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The following table sets forth certain information relating to our executive officers and directors as of date of this Annual Report on Form 20-F.

Name	Age	Position(s)
Executive Officers
Dajun Yang, M.D., Ph.D.	64	Chairman, Chief Executive Officer and Director
Yifan Zhai, M.D., Ph.D.	65	Chief Medical Officer
Veet Misra, Ph.D.	54	Chief Financial Office
Thomas J. Knapp	73	SVP, General Counsel
Jin Cao	39	Head of Finance, China
Non-Employee Directors
Marina S. Bozilenko (1)	59	Director
Marc E. Lippman, M.D. (2)(4)	80	Director
Simon Dazhong Lu, Ph.D. (1)	56	Director
Wei Ren (2)(3)	44	Director
David Sidransky, M.D. (2)(4)(5)	64	Director
Shaomeng Wang, Ph.D. (4)	61	Director
Changqing Ye (1)(3)	54	Director
Debra Yu (3)(2)	60	Director

(1)	Member of the audit committee

(2)	Member of the nomination committee

(3)	Member of the remuneration committee

(4)	Member of the research and development committee

(5)	Lead Independent Non-Executive Director

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

Veet Misra, Ph.D. has been our Chief Financial Officer since July 2025. Dr. Misra has more than 20 years of experience in investment banking. Prior to joining Ascentage Pharma, he was a Managing Director in the Healthcare Investment Banking group at Cantor Fitzgerald where he covered the biopharmaceutical sector. Before that, he worked in the life sciences investment banking groups at Houlihan Lokey and RBC Capital Markets. Over the course of his banking career, Dr. Misra advised on deals spanning equity, equity-linked, debt, and debt restructuring, as well as buy-side/sell-side M&A and corporate strategy, primarily focusing on the biotechnology sector. Dr. Misra earned a Ph.D. in Molecular Biology, with a focus on the oncology field, from the University of Toronto and an MBA in Finance & Strategy from the Schulich School of Business in Toronto.

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

Jin Cao has been our Head of Finance, China (acting Principal Financial and Accounting Officer) since December 2020. Prior to joining our company, he was Deputy Director of Finance of Simcere Pharmaceutical from 2016 to 2020. Mr. Cao started his career in Huawei Technology South America Division and served as regional Chief Accountant, where he was in charge of a number of finance and control functions in various operations. Mr. Cao received a Bachelor of Literature from Nanjing University and is a Certified Public Accountant and Certified Tax Advisor in China and also has Legal Professional Qualification from the Ministry of Justice of China.

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

Marc E. Lippman, M.D. has served as a member of our board of directors since January 2025. Dr. Lippman has served as a professor of Oncology and Internal Medicine at Georgetown University Medical Center since 2018. Dr. Lippman previously served as the Kathleen and Stanley Glaser Professor of Medicine at the University of Miami Leonard M. Miller School of Medicine from 2017 to 2018 and as deputy director of Sylvester Comprehensive Cancer Center at the University of Miami from 2008 to 2017. He also previously served as the John G. Searle Professor and Chair of Internal Medicine at the University of Michigan, Ann Arbor. Prior to that, Dr. Lippman was the Head of the Medical Breast Cancer Section, Medicine Branch, at the National Institutes of Health and was a Senior Investigator at the National Cancer Institute. Dr. Lippman currently serves on the board of directors of Radiance Biopharma, Inc., a biotech start-up, and previously served on the board of directors of Seagen Inc., a public company which was acquired by Pfizer Inc. (NYSE: PFE). Dr. Lippman has published over 500 peer-reviewed articles and is a recipient of the First American Cancer Society Lectureship and Prize at the American Society of Clinical Oncology Meeting, the American Association for Cancer Research Rosenthal Award and the Brinker Award for Basic Science of the Komen Foundation. Dr. Lippman is a member of the Association of American Physicians, the American Society for Clinical Investigation, the American Society of Biological Chemists, the American Association for Cancer Research and the American Society of Clinical Oncology. Dr. Lippman received his Bachelor’s in Chemistry from Cornell University, and his M.D. from Yale Medical School.

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

David Sidransky, M.D. has served as a member of our board of directors since March 2021 and our lead independent director since December 2025. Dr. Sidransky currently serves as the director of the Head and Neck Cancer Research Division, Professor of Otolaryngology— Head and Neck Surgery, Professor of Cellular and Molecular Medicine, and Professor of Urology and Genetics at The Johns Hopkins University. Dr. Sidransky also currently serves as Professor of Oncology at the Johns Hopkins Oncology Center. Dr. Sidransky completed a fellowship in Oncology at The Johns Hopkins University and Hospital in 1992 and was appointed to its faculty that year. Dr. Sidransky is a member of the American Association of Cancer Research and the American Society of Clinical Oncology and has received certifications from the American Board of Internal Medicine and the American Board of Medical Oncology. In addition, Dr. Sidransky currently sits on the National Board of Scientific Advisors of the National Cancer Institute. Dr. Sidransky is a founder of Champions Oncology, Inc. (Nasdaq: CSBR) and serves as a director of Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD), Orgenesis Inc. (Nasdaq: ORGS) and Ayala Pharmaceuticals, Inc. (OTCQX: ADXS). He is also Chairman of the Medical Advisory Board of the Flight Attendants Medical Research Foundation and the Adenocystic Carcinoma Research. Dr. Sidransky has received numerous honors, such as the Israel Cancer Research Fund Osserman Award, the AACR- Richard and Hinda Rosenthal Foundation Award, the Toby Comet Award Bar Ilan University and the AACR Team Award Theme Circulating DNA. Dr. Sidransky received his Bachelor’s in Chemistry from Brandeis University and his M.D. from the Baylor College of Medicine.

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

Family relationships

Dr. Yang and Dr. Zhai are married.

Arrangements for election of directors and members of management

There are no contracts or other arrangements pursuant to which our executive officers or Directors have been or must be selected.

B. Compensation

Executive officer and director compensation

Compensation of chief executive officer

The following table sets out the compensation awarded to Dr. Dajun Yang, our Chairman, Chief Executive Officer and Director, in the fiscal year ended December 31, 2025

	Fees	Fees	Salaries, allowances and benefits in kind	Salaries, allowances and benefits in kind	Share option expenses	Share option expenses	Pension scheme contributions(1)	Pension scheme contributions(1)	Total	Total
Name	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)
Dr. Dajun Yang	—	—	40,938,595	5,854,141	617,219	88,261	219,454	31,381	41,775,267	5,973,783

(1)	Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for, among other things, his or her pension insurance.

(2)	A portion of Dr. Dajun Yang’s “Salaries, allowances and benefits” includes a bonus payment of RMB17,106,000 (USD 2,394,847) which represent the payment for the cancelled RSUs granted in 2023 and 2024 as his bonus for those years.

Compensation of senior management

The following table sets out the aggregate compensation awarded to Dr. Dajun Yang, Dr. Yifan Zhai, and Veet Misra, as a group, in the fiscal year ended December 31, 2025.

Short term employee benefits(1)	Short term employee benefits(1)	Equity-settled shares-based payment expenses(2)	Equity-settled shares-based payment expenses(2)	Post-employment benefits(3)	Post-employment benefits(3)	Total	Total
(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)
55,099,657	7,879,146	742,520	106,179	711,144	101,692	56,553,321	8,087,017

(1)	Relates to compensation and bonuses to be settled within 12 months of employees rendering services, recognized as expenses when incurred.

(2)	Relates to awards granted prior to 2025 and settled during 2025, which are disclosed here consistent with the Company’s customary practice.

(3)	Relates to amounts contributed by (1) our PRC subsidiaries to statutory PRC post-employment programs, or (2) our U.S. subsidiary to its defined contribution 401(k) savings plan, as applicable.

Compensation of directors

The following table sets out the compensation awarded to our non-executive directors in the fiscal year ended December 31, 2025.

	Fees	Fees	Allowances and Benefits in Kind(1)	Allowances and Benefits in Kind(1)	Share Option Expenses	Share Option Expenses	RSU Expense(2)	RSU Expense(2)	Pension Scheme Contributions	Pension Scheme Contributions	Total	Total
Name	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)	(RMB)	(USD)
Non-Executive Directors
Dr. Shaomeng Wang	428,573	61,285	1,181,254	168,917	—	—	294,571	42,123	—	—	1,904,398	272,325
Dr. Simon Dazhong Lu	—	—	—	—	—	—	294,571	42,123	—	—	294,571	42,123
Independent Non-Executive Directors
Mr. Changqing Ye	428,573	61,285	—	—	—	—	307,521	43,975	—	—	736,094	105,260
Mr. Wei Ren	428,573	61,285	—	—	—	—	307,521	43,975	—	—	736,094	105,260
Dr. David Sidransky	428,573	61,285	—	—	—	—	307,521	43,975	—	—	736,094	105,260
									—	—	238,000	32,606
Marc E. Lippman	428,573	61,285	—	—	—	—	294,571	42,123	—	—	723,144	103,408
Marina Bozilenko(4)	428,573	61,285	—	—	—	—	294,571	42,123	—	—	723,144	103,408
Debra Yu(5)	428,573	61,285	—	—	—	—	294,571	42,123	—	—	723,144	103,408

(1)	Relates to payments to be settled within 12 months of Directors rendering services, recognized as expenses when incurred.

(2)	Relates to awards granted prior to 2025 and settled during 2025, which are disclosed here consistent with the Company’s customary practice.

Equity incentive plans

2018 restricted share unit scheme

Our 2018 RSU Plan was originally adopted in July 2018.

Our 2018 RSU Plan allows us to provide RSUs to existing or incoming employees, directors or officers of ours, our subsidiaries and companies whose financial results have been consolidated and accounted as subsidiaries of Ascentage Pharma by virtue of the contractual arrangements.

Under our 2018 RSU Plan, we may issue RSUs covering a maximum of 5,274,657 ordinary shares. As of December 31, 2025, there were 6,294 RSUs covering ordinary shares outstanding under our 2018 RSU Plan.

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

2021 Restricted Share Unit Scheme

Our 2021 Restricted Share Unit Scheme, or 2021 RSU Plan, was adopted in February 2021 and amended in April 2025.

Our 2021 RSU Plan allows us to provide RSUs to existing or incoming employees, directors or officers of our Company or any member of our group or a service provider (as defined in the 2021 RSU Plan).

Under our 2021 RSU Plan, we may issue RSUs covering a maximum of 3,133,526 ordinary shares. As of December 31, 2025, RSUs covering 443,127 ordinary shares were outstanding under our 2021 RSU Plan.

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

Eligibility. Existing or incoming employees, directors (whether executive or non-executive) or officers of the Company or any member of our group or a service provider (as defined in the 2021 RSU Plan) were eligible to receive grants of RSUs.

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

Non-transferability of Awards. The RSUs granted under our 2021 RSU Plan are personal to each participant and are not assignable. Participants are prohibited from selling, transferring, assigning, charging, mortgaging, encumbering, hedging or creating any interest in favor of any other person over or in relation to any property held by the trustee on trust for the participants, the RSUs, or any interest or benefits therein.

Certain adjustments. In the event of any capitalization issue, rights issue, consolidation, sub-division or reduction of the share capital of the Company, the Administrator may make such equitable adjustments, designed to protect participants’ interests, to the number of ordinary shares underlying the outstanding RSUs or to the amount of the equivalent value, as it may deem appropriate in accordance with the guidance of the Hong Kong Stock Exchange issued from time to time and as the auditors or the independent financial adviser of the Company retained for such purpose shall certify in writing to the Board to be in their opinion fair and reasonable.

Corporate transactions. If a general offer to acquire the ordinary shares (whether by takeover offer, merger, or otherwise in a like manner) is made to all of the shareholders of the Company (or shareholders other than the offeror and/or any person controlled by the offeror and/or any person acting in concert with the offeror) and the general offer to acquire the ordinary shares is approved and the offer becomes or is declared unconditional in all respects, an employee participant’s RSUs will vest immediately, even if the vesting period has not yet commenced.

If a compromise or arrangement between the Company and its shareholders or creditors is proposed in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies and a notice is given by the Company to its shareholders to convene a general meeting to consider and if thought fit approve such compromise or arrangement and such shareholders’ approval is obtained, an employee participant’s RSUs will vest immediately, even if the vesting period has not yet commenced.

If, prior to the termination of our 2021 RSU Plan, an effective resolution is passed for the voluntary winding-up of the Company (other than for the purposes of a reconstruction, amalgamation or scheme of arrangement), all outstanding RSUs of an employee participant shall be treated as having vested immediately. No ordinary shares will be transferred, and no cash alternative will be paid, to the participant, but the participant will be entitled to receive out of the assets available in liquidation on an equal basis with the Company’s shareholders such sum as they would have received in respect of the RSUs.

Amendment and termination. Subject to the 2021 RSU Plan and the compliance with the Hong Kong Listing Rules, save for any alterations to the 2021 RSU Plan which are of a material natural of any alterations to the provisions relating to the matters set out in Rule 17.03 of the Hong Kong Listing Rule to the advantage of the participants must be approved by the shareholders in general meeting, the Board may amend any of the provisions of the 2021 RSU Plan (including without limitation to amendments in order to comply with changes in legal or regulatory requirements and amendments in order to waive any restrictions, imposed by the provisions of the 2021 RSU Plan, which are not found in Chapter 17 of the Hong Kong Listing Rules) at any time. Subject to compliance with the Hong Kong Listing Rules, any change to the terms of the awards granted to a participant must be approved by our board of directors, the Remuneration Committee, the independent non-executive Directors and/or the shareholders of the Company, as the case may be, if the initial grant of the awards was approved by our board of directors, the Remuneration Committee, the independent non-executive Directors and/or the shareholders of the Company, correspondingly. This requirement does not apply to the alterations that take effect automatically under the existing terms of the 2021 RSU Plan. The amended terms of the 2021 RSU Plan must still comply with the applicable provisions of the Hong Kong Listing Rules. Our board of directors may terminate the 2021 RSU Plan at any time before the expiry of the relevant scheme period.

2022 restricted share unit scheme

Our 2022 Restricted Share Unit Scheme, or 2022 RSU Plan, was adopted in June 2022 and amended in May 2025.

Our 2022 RSU Plan allows us to provide RSUs to existing or incoming employees, directors or officers of our Company or any member of our group or a service provider (as defined in the 2022 RSU Plan).

Under our 2022 RSU Plan, we may issue RSUs covering a maximum of the amount equal to 2% of the ordinary shares in issue as of the date of adoption, or 11,072,695 ordinary shares. As of December 31, 2025, RSUs covering 5,582,518 ordinary shares were outstanding under our 2022 RSU Plan.

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

Eligibility. Existing or incoming employees, directors (whether executive or non-executive) or officers of the Company or any member of our group or a service provider (as defined in the 2022 RSU Plan were eligible to receive grants of RSUs.

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

Non-transferability of Awards. The RSUs granted under our 2022 RSU Plan are personal to each participant and are not assignable. Participants are prohibited from selling, transferring, assigning, charging, mortgaging, encumbering, hedging or creating any interest in favor of any other person over or in relation to any property held by the trustee on trust for the participants, the RSUs, or any interest or benefits therein.

Certain adjustments. In the event of any capitalization issue, rights issue, consolidation, sub-division or reduction of the share capital of the Company, the Administrator may make such equitable adjustments, designed to protect participants’ interests, to the number of ordinary shares underlying the outstanding RSUs or to the amount of the equivalent value, as it may deem appropriate in accordance with the guidance of the Hong Kong Stock Exchange issued from time to time and as the auditors or the independent financial adviser of the Company retained for such purpose shall certify in writing to the Board to be in their opinion fair and reasonable.

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

If a compromise or arrangement between the Company and its shareholders or creditors is proposed in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies and a notice is given by the Company to its shareholders to convene a general meeting to consider and if thought fit approve such compromise or arrangement and such shareholders’ approval is obtained, an employee participant’s RSUs will vest immediately, even if the vesting period has not yet commenced.

If, prior to the termination of our 2022 RSU Plan, an effective resolution is passed for the voluntary winding-up of the Company (other than for the purposes of a reconstruction, amalgamation or scheme of arrangement), all outstanding RSUs of an employee participant shall be treated as having vested immediately. No ordinary shares will be transferred, and no cash alternative will be paid, to the participant, but the participant will be entitled to receive out of the assets available in liquidation on an equal basis with the Company’s shareholders such sum as they would have received in respect of the RSUs.

Amendment and termination. Subject to the 2022 RSU Plan and the compliance with the Hong Kong Listing Rules, save for any alterations to the 2022 RSU Plan which are of a material natural of any alterations to the provisions relating to the matters set out in Rule 17.03 of the Hong Kong Listing Rule to the advantage of the participants must be approved by the shareholders in general meeting, the Board may amend any of the provisions of the 2022 RSU Plan (including without limitation to amendments in order to comply with changes in legal or regulatory requirements and amendments in order to waive any restrictions, imposed by the provisions of the 2022 RSU Plan, which are not found in Chapter 17 of the Hong Kong Listing Rules) at any time. Subject to compliance with the Hong Kong Listing Rules, any change to the terms of the awards granted to a participant must be approved by our board of directors, the Remuneration Committee, the independent non-executive Directors and/or the shareholders of the Company, as the case may be, if the initial grant of the awards was approved by our board of directors, the Remuneration Committee, the independent non-executive Directors and/or the shareholders of the Company, correspondingly. This requirement does not apply to the alterations that take effect automatically under the existing terms of the 2022 RSU Plan. The amended terms of the 2022 RSU Plan must still comply with the applicable provisions of the Hong Kong Listing Rules. Our board of directors may terminate the 2022 RSU Plan at any time before the expiry of the relevant scheme period.

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

As of December 31, 2025, there were no options covering ordinary shares outstanding under our Pre-IPO Option Plan.

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

Options. Options can be granted under our Pre-IPO Option Plan. The exercise price of Options granted under our Pre-IPO Option Plan is HK$0.01 per ordinary share. The Administrator determined the material terms of Options granted under our Pre-IPO Option Plan, which material terms were included in an offer letter issued to each participant under our Pre-IPO Option Plan, including (1) the minimum period for which the Options must be held before they can be exercised; (2) a performance target that must be reached before the Options can be exercised in whole or in part; and/or (3) any other terms, all of which may be imposed (or not imposed) either on a case-by-case basis or generally. Options are only considered granted in respect of timely accepted offer letters and on the terms set forth in such offer letters. Options must be exercised within the exercise period set forth in an applicable offer letter, which will not exceed 10 years from the date of such offer. Generally, subject to an applicable Option expiration date, a grantee may exercise the then exercisable portion of an Option for 3 months following termination of service, provided that (1) if a grantee dies before exercising an Option, his or her legal representative may exercise the Option within 12 months following the grantee’s death, and (2) Options will automatically terminate in full if a grantee commits certain acts specified in Section 5(d) of our Pre-IPO Option Plan. Options will also expire upon the date of commencement of a winding up of the Company, upon the effectiveness of a compromise or arrangement, or, if a grantee is solely a substantial shareholder, on the date on which such grantee ceases to be a substantial shareholder.

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

Amendment and termination. Specific provisions of our Pre-IPO Option Plan which relate to certain listing rules applicable to the Stock Exchange of Hong Kong Limited cannot be altered to the advantage of participants, and changes to the authority of the Administrator may not be made without the prior approval of our shareholders. Any alterations to the terms and conditions of our Pre-IPO Option Plan which are of a material nature, or any change to the terms of Options granted, must also, to be effective, be approved by our shareholders, except where the alterations take effect automatically under the existing terms of our Pre-IPO Option Plan. As noted above, our Pre-IPO Option Plan was terminated, and we will not grant any additional awards under our Pre-IPO Option Plan.

Post-IPO share option scheme

Our Post-IPO Share Option Scheme, or Post-IPO Option Plan, was adopted in September 2019 and amended in May 2025.

Our Post-IPO Option Plan allows us to provide Options to (a) any executive director of, manager of, or other employee holding an executive, managerial, supervisory or similar position in any member of our Company, any full- time or part-time employee, or a person for the time being seconded to work full-time or part-time for any member of our Company; (b) a director or proposed director (including an independent non-executive director) of any member of our Company; and (c) a service provider (as defined in the Post-IPO Share Option Scheme), or Eligible Persons.

Subject to adjustment, the maximum aggregate number of ordinary shares which may be issued subject to options under our Post-IPO Option Plan is 14,907,464 ordinary shares.

As of December 31, 2025, there were no options covering ordinary shares outstanding under our Post-IPO Option Plan.

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

Plan administration. Our Post-IPO Option Plan is administered by the plan Administrator. The decision of the Administrator as to all matters relating to our Post-IPO Option Plan or its interpretation or effect is final and binding. Notwithstanding the foregoing, subject to the Post-IPO Option Plan, if the Board determines to make an Offer to a substantial shareholder or an independent non-executive Director (or any of their respective associates) and that grant would result in the Shares issued and to be issued upon exercise of all options and awards already granted and to be granted (including options and awards exercised, cancelled and outstanding but excluding any options and awards lapsed in accordance with the terms of their respective schemes) to such person under this Scheme and the other schemes in the 12-month period up to and including the Offer Date representing in aggregate over 0.1 per cent, or such other percentage as may be from time to time provided under the Listing Rules, of the Shares in issue (excluding treasury Shares) on the Offer Date such grant shall be subject to, in addition to the approval of the independent non-executive Directors as referred to under the Post-IPO Option Plan, the issue of a circular by the Company to the Shareholders and the approval of the Shareholders in general meeting by way of a poll convened and held in accordance with the Articles at which the Grantee, his associates and all core connected persons of the Company shall abstain from voting in favor of the resolution concerning the grant of such Options at the general meeting, and/or such other requirements prescribed under the Hong Kong Listing Rules from time to time.

Eligibility. Eligible Persons (which consist of (a) any executive director of, manager of, or other employee holding an executive, managerial, supervisory or similar position in any member of our Company, any full-time or part-time employee, or a person for the time being seconded to work full-time or part-time for any member of our Company; (b) a director or proposed director (including an independent non-executive director) of any member of our Company; and (c) a service provider (as defined in the Post-IPO Share Option Scheme) are eligible to receive grants of Options under our Post-IPO Option Plan.

Options. Options can be granted under our Post-IPO Option Plan. The exercise price of Options granted under our Post-IPO Option Plan is determined by the Administrator but generally will not be less than the highest of the closing price of the Shares as stated in the daily quotation sheets of the Hong Kong Stock Exchange on the Offer Date, and the average of the closing price of the Shares as stated in the daily quotation sheets of the Stock Exchange for the five Business Days immediately preceding the Offer Date.

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

Corporate transactions. In the event of a general offer being made to all the shareholders, we will make best efforts to ensure that an appropriate offer is extended to all grantees. Upon such offer becoming or being declared unconditional, the employee participant will be entitled to exercise the Option in full (to the extent not already lapsed or exercised) at any time within 1 month after the date on which the offer becomes or is declared unconditional.

In the event of a compromise or arrangement between the Company and the shareholders or its creditors being proposed in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies pursuant to the Company’s bylaws, the Company will give notice to all grantees and Options (to the extent not already lapsed or exercised) granted to an employee participant will become exercisable in whole or in part not later than 2 business days prior to the date of the general meeting directed to be convened by the court for the purposes of considering such compromise or arrangement, or the Post-IPO Suspension Date. With effect from the Post-IPO Suspension Date, the rights of all grantees to exercise their respective Options will be suspended and forfeited.

If a general meeting is convened to consider a voluntary resolution to wind-up the Company, the Company will provide notice to each employee participant of entitlement to exercise all or any Options (to the extent not already lapsed or exercised) at any time not later than 2 business days prior to the proposed general meeting of the Company.

Amendment and termination. Subject to our Post-IPO Option Plan, and the compliance with the Hong Kong Listing Rules, save for any alternations to our Post-IPO Option Plan which are of a material natural of any alterations to the provisions relating to the matters set out in Rule 17.03 of the Hong Kong Listing Rules to the advantage of the participants must be approved by the Shareholders in general meeting, the Board may amend any of the provisions of our Post-IPO Option Plan (including without limitation to amendments in order to comply with changes in legal or regulatory requirements and amendments in order to waive any restrictions, imposed by the provisions of our Post-IPO Option Plan, which are not found in Chapter 17 of the Hong Kong Listing Rules) at any time. Subject to compliance with the Hong Kong Listing Rules, any change to the terms of the Options granted to a participant must be approved by our board of directors, the Remuneration Committee, the independent non-executive Directors and/or the shareholders of the Company, as the case may be, if the initial grant of the Options was approved by our board of directors, the Remuneration Committee, the independent non-executive Directors and/or the shareholders of the Company, correspondingly. This requirement does not apply to the alterations take effect automatically under the existing terms of our Post-IPO Option Plan. The amended terms of our Post-IPO Option Plan must still comply with the applicable provisions of the Hong Kong Listing Rules.

The following table summarizes, as of April 20, 2026, the number of ordinary shares underlying outstanding options and RSUs that we have granted to our directors and executive officers under our equity incentive plans.

	Ordinary Shares	Exercise
	Underlying	Price
Name	Outstanding Awards	(US$/Share)	Date of Grant	Date of Expiration
Executive Officers
Dajun Yang, M.D., Ph.D.	46,972	—	19-May-23	N/A
Yifan Zhai, M.D., Ph.D.	126,000	—	19-May-23	N/A
	100,000	—	23-Jun-22	N/A
Veet Misra, Ph.D.	18,584	—		N/A
Non-Employee Directors
Simon Dazhong Lu, Ph.D.	41,457	$0.013	August 15, 2018	N/A
	10,472	—	26-Nov-25	N/A
Wei Ren	8,964	—	23-Jul-21	N/A
	10,990	—	26-Nov-25	N/A
David Sidransky, M.D.	10,641	—	17-May-21	N/A
	10,990	—	26-Nov-25	N/A
Changqing Ye	8,964	—	23-Jul-21	N/A
	10,990	—	26-Nov-25	N/A
Debra Yu, M.D.	10,472	—	26-Nov-25	N/A
Marina S. Bozilenko	10,472	—	26-Nov-25	N/A
Marc E. Lippman, M.D.	10,472	—	26-Nov-25	N/A
Shaomeng Wang, Ph.D.	10,472	—	26-Nov-25	N/A
All directors and executive officers as a group	1,255,070	—	—	—

Employment agreements and indemnification agreements

Dajun Yang labor contract

Dr. Yang’s services in China are governed by a Labor Contract with Suzhou Ascentage Pharma Co., Ltd., or the Yang Labor Contract. The Yang Labor Contract has a term of five years, ending July 31, 2027, and provides for salary, and transportation, meal and communication subsidies. Other than in connection with a certain enumerated breaches or actions by Dr. Yang or by Suzhou Ascentage Pharma Co., Ltd., the Yang Labor Contract may only be terminated in accordance with the Labor Contract Law of the People’s Republic of China. Dr. Yang is also subject to customary invention assignment and confidentiality provisions.

Yifan Zhai labor contract

Dr. Zhai’s services in China are governed by a Labor Contract with Guangzhou Healthquest Pharma Co., Ltd., or the Zhai Labor Contract. The new Zhai Labor Contract has no fixed term and provides for salary, and transportation, meal and communication subsidies. Other than in connection with an enumerated breaches or actions by Dr. Zhai or by Guangzhou Healthquest Pharma Co., Ltd., the Zhai Labor Contract may only be terminated in accordance with the Labor Contract Law of the People’s Republic of China. Dr. Zhai is also subject to customary invention assignment and confidentiality provisions.

Veet Misra offer letter

In June 2025, Ascentage Pharma Group Inc. entered into an employment letter agreement with Dr. Misra, our Chief Financial Officer, or the Misra Employment Letter. The Misra Employment Letter has no specific term and provides for at-will employment. In accordance with the Misra Employment Letter, Dr. Misra is currently eligible for an annual salary of USD$525,000, and an annual bonus opportunity of 40% of his annual salary, and Dr. Misra is eligible for reimbursement of expenses incurred by him in connection with rendering services. Also in June 2025, Ascentage Pharma Group International awarded, subject to approval by the board of directors and compliance with the relevant laws and regulations (including the Rules Governing the Listing of Securities on The Stock Exchange Of Hong Kong Limited or Listing Rules), sign-on equity incentive RSUs with a value of $1,500,000 and Options with a value of $500,000 to vest in equal tranches over a four year period beginning with the first tranche vesting after the first anniversary of the date of employment. He was also awarded an annual performance incentive RSUs with a fair value of $600,000 and Options with a fair value of $600,000 each of which vest based on the successful attainment of specific performance measures. Both the sign-on incentive and annual performance incentive awards will be granted on such terms and provisions as are contained in the 2022 RSU Plan and the Post IPO Option Plan, respectively, Dr. Misra is also subject to customary invention assignment, confidentiality, and non-solicitation provisions.

Shaomeng Wang Service Agreement

In March 2022, Ascentage Pharma Group Corp Limited entered into an independent contractor service agreement with Dr. Wang, or the Wang Service Agreement. The Wang Service Agreement provides (1) for a term of three years ending March 1, 2025, which has been extended to March 1, 2027, (2) for annual compensation during the term in the amount of US$165,375 per year, paid monthly, and (3) that Dr. Wang is eligible for reimbursement of expenses incurred by him in connection with rendering services to the Company, including related travel and living expenses. The Wang Service Agreement provides for customary invention assignment, confidentiality, and non-solicitation provisions.

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

Director independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have a majority of independent directors on our board of directors, except although our Audit Committee is required to consist solely of independent directors. Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a relationship with us that could interfere with such director’s ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Dr. Simon Dazhong Lu, Wei Ren, Dr. David Sidransky, Changqing Ye, Debra Yu, Marina Bozilenko, and Dr. Marc E. Lippman, representing seven of our nine directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and corporate governance rules of Nasdaq. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director.

Board committees

We have established three committees under the board of directors: an audit committee, a remuneration committee, a nomination committee, and a research and development committee. We have adopted terms of reference for each of the four committees. Each committee’s members and functions are described below.

Audit committee

The audit committee is comprised of three members, namely Changqing Ye, Dr. Simon Dazhong Lu and Marina S. Bozilenko, with Changqing Ye serving as chairman. Our board of directors has determined that each of Changqing Ye, Dr. Simon Dazhong Lu and Marina S. Bozilenko satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and the Nasdaq rules. We have determined that each of Changqing Ye, Dr. Simon Dazhong Lu and Marina S. Bozilenko qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Remuneration committee

Our remuneration committee consists of Wei Ren, Changqing Ye and Debra Yu, with Wei Ren serving as chairman. Our board of directors has determined that each of Wei Ren, Changqing Ye and Debra Yu satisfies the “independence” requirements under the Nasdaq rules. The remuneration committee assists the board of directors in reviewing and approving the remuneration structure, including all forms of remuneration, relating to our directors and executive officers. The remuneration committee is responsible for, among other things:

●	making recommendations to the board of directors on all the Company’s remuneration policy and structure for all executive officers’ remuneration and on the establishment of formal and transparent procedures for developing remuneration policy;

●	reviewing and approving, annually, the corporate goals and objectives applicable to the compensation of our Chief Executive Officer, evaluating at least annually our Chief Executive Officer’s performance in light thereof, and consider factors related to the performance of the Company in approving the compensation level of our Chief Executive Officer;

●	reviewing, at least annually, and approving or recommend for approval to the board members other than our Chief Executive Officer, our Chief Executive Officer’s (i) base salary, (ii) incentive bonus, including the specific goals and amount, (iii) equity compensation, (iv) any employment agreement, severance arrangement, transition or consulting agreement, retirement agreement or change of control protections and (v) any other benefits, compensation or similar arrangements, if any (including, without limitation, perquisites, pension rights, any benefits in kind, any compensation payments such as compensation payable for loss or termination of office or appointment, and any other form of compensation such as a signing bonus or payment of relocation costs), including any amendments to or terminations of any of the foregoing;

●	reviewing, at least annually, and approving or recommending for approval to the board members other than our Chief Executive Officers items (i) through (v) above for the other executive officers, including any prospective or former executive officers, including any amendments to or terminations of any of the foregoing;

●	reviewing and approving compensation payable to the executive officers for any loss or termination of office or appointment to ensure that it is consistent with contractual terms and is otherwise fair and not excessive;

●	reviewing and approving, as well as approve amendments to or terminations of, any compensatory contracts or similar transactions or arrangements with such other employees as our remuneration committee determines, including employment agreements, severance arrangements, transition or consulting agreements, retirement agreements and change-in-control agreements or provisions;

●	reviewing and approving our employee benefit and equity incentive plans and share schemes under Chapter 17 of the Listing Rules of The Stock Exchange of Hong Kong Limited;

●	establishing, and periodically reviewing, our employee compensation plans; and

●	reviewing and discussing our compensation policies and practices with management, and also periodically discuss with the board of directors and/or the nomination committee corporate succession plans for our executive officers and other key employees.

Nomination committee

Our nomination committee consists of Dr. David Sidransky, Wei Ren, Debra Yu, and Dr. Marc E. Lippman, with Dr. David Sidransky serving as chairman. Our board of directors has determined that each of Dr. David Sidransky, Wei Ren, Debra Yu, and Dr. Marc E. Lippman satisfies the “independence” requirements under the Nasdaq rules. The nomination committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination committee is responsible for, among other things:

●	reviewing and assessing and making recommendations to the board of directors regarding the desired qualifications, expertise and characteristics of sought members of the board of directors;

●	reviewing and assessing and making recommendations to the board of directors regarding the structure, size and composition (including the skills, knowledge and experience) of the board of directors and making recommendations on any proposed changes to the board of directors to complement the Company’s corporate strategy;

●	reviewing and assessing and making recommendations to the board of directors regarding the independence of independent non-executive directors;

●	identifying individuals suitably qualified to become board members and selecting or making recommendations to the board of directors on the selection of individuals nominated for directorships;

●	evaluating the performance of individual members of the board of directors eligible for re-election, and selecting, or recommending for the selection of the board of directors, the director nominees for election to the board of directors by the shareholders at the annual general meeting of the Company or any special meeting of shareholders at which directors are to be elected;

●	considering the board of directors leadership structure, including the separation of the Chairman and Chief Executive Officer roles and/or appointment of a lead independent director of the board of directors, either permanently or for specific purposes, and making such recommendations to the board of directors as the nomination committee deems appropriate;

●	developing and reviewing periodically the policies and procedures for considering shareholder nominees for election to the Board;

●	considering director nominee recommendations from shareholders of the Company that are validly made and in accordance with applicable laws, rules and regulations and the provisions of the Company’s memorandum and articles of association;

●	evaluating and recommending termination of membership of individual directors for cause or for other appropriate reasons;

●	evaluating the “independence” of directors and director nominees against the independence requirements of the securities exchange on which the Company’s securities are listed, applicable rules and regulations of the SEC and other applicable laws;

●	recommending to the board of directors’ nominees to fill vacancies and newly created directorships on the board of directors and nominees to stand for election as directors;

●	periodically reviewing the structure and composition of each committee of the board of directors and make recommendations, if any, to the board of directors for changes to the committees of the board of directors, including changes in the structure, composition or mandate of the committees, as well as the creation or dissolution of committees; and

●	overseeing the Company’s director orientation and continuing education, including making recommendations for continuing education of members of the board of directors and evaluating the participation of members of the board of directors in accordance with applicable listing standards.

Research and Development Committee

Our research and development committee consists of Dr. David Sidransky, Dr. Wang Shaomeng, with Dr. Marc E. Lippman serving as chairman. The research and development committee assists the board of directors to oversee R&D strategy, pipeline, investments, and emerging trends, ensuring alignment with the business while managing risks. The research and development committee is responsible for, among other things:

●	annually review the Company’s product development pipeline;

●	reviewing, evaluating and advising the Board regarding the quality, direction and competitiveness of the Company’s R&D programs; and

●	reviewing and making recommendations to the Board regarding scientific merits of the Company’s internal and external investments in R&D, including any potential external investments in R&D (e.g., potential acquisitions, alliances, collaborations, equity investments, manufacturing, contracts and grants) that are submitted to the Board for approval, reporting as appropriate to any committees of the Board formed to evaluate and approve potential external investments.

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

Board composition and election of directors and officers

Our board of directors will consist of a minimum of two directors. Our officers are elected by and serve at the discretion of our board of directors. At each annual general meeting, one-third of the then-seated members of the board of directors, or, if the number of the members of the board of directors then seated is not three or a multiple of three, then the number nearest to, but not less than, one-third of the members of the board of directors, shall retire from office, provided that each member of the board of directors (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring director shall be eligible for re-election at the general meeting at which a director retires. The members of our board of directors to retire by rotation shall include any member of the board of directors who desires to retire and not to seek re-election to our board of directors. Any member of the board of directors who has not been subject to retirement by rotation in the three years preceding the annual general meeting shall retire by rotation at such annual general meeting. Members of our board of directors are not required to retire upon reaching any particular age. We may from time to time in general meeting by ordinary resolution elect any person to be a director either to fill a vacancy or as an addition to the existing members of the board of directors. Any director so appointed shall be subject to retirement by rotation pursuant to our second amended and restated articles of association.

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

D. Employees

As of December 31, 2025, 2024 and 2023, we had 767, 567, and 583 full-time employees. We have developed a culture of innovation where employees seek to proactively solve complex problems and challenges faced by a high growth business. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by a labor union or party to a collective bargaining agreement.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 20, 2026 by:

●	each of our directors and executive officers;

●	each person known to us to own beneficially more than 5% of our ordinary shares; and

●	all of our directors and executive officers as a group.

The calculations in the table below are based on 373,322,192 ordinary shares outstanding as of April 1, 2026.

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

To the best of the Company’s knowledge after having made reasonable inquiry, as of April 1, 2026, a total of 928,218 ADSs, representing 3,712,872 ordinary shares, or 1% of our outstanding ordinary shares, are held by one record holder in the United States. The holder is the depositary of our ADS program. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

The address for Dajun, Yang and Yifan Zhai listed in the table is c/o Ascentage Pharma Group International, 68 Xinqing Road Suzhou Industrial Park, Suzhou, Jiangsu, China and the address for Veet Misra, Shaomeng Wang, David Sidransky, Marc E. Lippman, Debra Yu and Marina Bozilenko listed below is c/o Ascentage Pharma Group Inc., 700 King Farm Boulevard, Suite 510, Rockville, MD 20850. The address for all other persons and entities listed below are noted below.

	Ordinary shares beneficially owned
	Ordinary shares	Percentage of beneficial ownership
Name of beneficial owner	Number	%
5% Shareholders
Edward Ming Guo(1)	59,356,611	15.9%
Takeda Pharmaceuticals International AG (2)	24,307,322	7%
Executive Officers and Directors
Dajun Yang, M.D., Ph.D.(3)	59,356,611	15.9%
Yifan Zhai, M.D., Ph.D. (4)	59,356,611	15.9%
Veet Misra, Ph.D.	—	*
Thomas J. Knapp	362,444
Jin Cao	27,296
Marina S. Bozilenko	10,472	—
Marc E. Lippman	28,652	—
Simon Dazhong Lu, Ph.D. (5)	51,929	*
Wei Ren (6)	19,954	*
David Sidransky, M.D. (7)	21,631	*
Shaomeng Wang, Ph.D.(8)	59,356,611	15.9%
Changqing Ye (9)	19,954	*
Debra Yu	10,472	—
All directors and executive officers as a group (13 persons)	599,094,15	16.1%

*	Represents beneficial ownership of voting power of less than 1%.

(1)	Consists of (i) 11,011,767 ordinary shares held by Ming Edward Guo Dynasty Trust (as of March 1, 2025), (ii) 2,222,259 ordinary shares held by Edward Ming Guo (as of March 1, 2025), (iii) 8,565,823 ordinary shares and 2,992 options vesting in the next sixty (60) days beneficially owned by Shaomeng Wang, Ph.D., a member of our board of directors, (iv) 23,152,125 ordinary shares beneficially owned by Dajun Yang, M.D., Ph.D., our Chief Executive Officer and a member of our board of directors and (v) 14,401,645 ordinary shares beneficially owned by Yifan Zhai, M.D., Ph.D., our Chief Medical Officer. The Ming Edward Guo Dynasty Trust is a discretionary family trust established by Mr. Guo as settlor for the benefits of Dr. Guo’s family members, of which South Dakota Trust is a trustee. Mr. Guo shares voting and investment control over the shares held by the Ming Edward Guo Dynasty Trust. Mr. Guo, Dr. Wang, Dr. Yang and Dr. Zhai are parties to the Concert Party Confirmation Deed, and Mr. Guo may be deemed to share voting power over the ordinary shares beneficially owned by parties to the Concert Party Confirmation Deed. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Concert party confirmation deed” for more information. Mr. Guo disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein.

(2)	Consists of 24,307,322 ordinary shares held by Takeda Pharmaceuticals International AG. Takeda Pharmaceuticals International AG is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited, a public company with securities listed on the Tokyo Stock Exchange and New York Stock Exchange. Voting and investment discretion with regard to these securities is ultimately controlled by the board of directors of Takeda Pharmaceutical Company Limited.

(3)	Consists of (i) 22,054,131 ordinary shares held by the Dajun Yang Dynasty Trust, (ii) 1,097,994 ordinary shares held by Dajun Yang, M.D., Ph.D., (iii) 13,234,026 ordinary shares beneficially owned by Edward Ming Guo (as of March 1, 2025), (iv) 8,565,823 ordinary shares and 2,992 options vesting in the next sixty (60) days beneficially owned by Shaomeng Wang, Ph.D., a member of our board of directors and (v) 14,401,645 ordinary shares beneficially owned by Yifan Zhai, M.D., Ph.D., our Chief Medical Officer and Dr. Yang’s spouse. The Dajun Yang Dynasty Trust is a discretionary family trust established by Dr. Yang as settlor for the benefits of Dr. Yang’s family members, of which South Dakota Trust is trustee. Dr. Yang shares voting and investment control over the shares held by the Dajun Yang Dynasty Trust. Mr. Guo, Dr. Wang, Dr. Yang and Dr. Zhai are parties to the Concert Party Confirmation Deed, and Dr. Yang may be deemed to share voting power over the ordinary shares beneficially owned by parties to the Concert Party Confirmation Deed. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Concert party confirmation deed” for more information. Dr. Yang disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein.

(4)	Consists of (i) 14,089,111 ordinary shares held by HealthQuest Pharma Limited, (ii) 312,534 ordinary shares held by Yifan Zhai, M.D., Ph.D., (iii) 13,234,026 ordinary shares beneficially owned by Edward Ming Guo (as of March 1, 2025), (iv) 8,565,823 ordinary shares and 2,992 options vesting in the next sixty (60) days beneficially owned by Shaomeng Wang, Ph.D., and (v) 23,152,125 ordinary shares beneficially owned by Dajun Yang, M.D., Ph.D., our Chief Executive Officer and a member of our board of directors and Dr. Zhai’s spouse. HealthQuest Pharma Limited is a company incorporated in the British Virgin Islands with limited liability and wholly owned by Dr. Zhai. Mr. Guo, Dr. Wang, Dr. Yang and Dr. Zhai are parties to the Concert Party Confirmation Deed, and Dr. Zhai may be deemed to share voting power over the ordinary shares beneficially owned by parties to the Concert Party Confirmation Deed. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Concert party confirmation deed” for more information. Dr. Zhai disclaims beneficial ownership of such shares except to the extent of her pecuniary interests therein.

(5)	Consists of 48,937 ordinary shares subject to options and 2,992 options vesting in the next sixty (60) days held by Simon Dazhong Lu, Ph.D.

(6)	Consists of 16,814 ordinary shares and 3,140 options vesting in the next sixty (60) days held by Wei Ren.

(7)	Consists of 18,491 ordinary shares and 3,140 options, vesting in the next sixty (60) days held by David Sidransky, M.D.

(8)	Consists of (i) 2,518,845 ordinary shares held by the KEW Trust, (ii) 6,024,066 ordinary shares held by the Shaomeng Wang Dynasty Trust, (iii) 1,193,032 ordinary shares held by Shaomeng Wang, Ph.D., (iv) 13,234,026 ordinary shares beneficially owned by Edward Ming Guo (as of March 1, 2025), (v) 23,152,125 ordinary shares beneficially owned by Dajun Yang, M.D., Ph.D., our Chief Executive Officer and a member of our board of directors and (vi) 14,225,367 ordinary shares beneficially owned by Yifan Zhai, M.D., Ph.D., our Chief Medical Officer. The KEW Trust is a trust established by Dr. Wang as settlor for the benefit of Dr. Wang’s children. The Shaomeng Wang Dynasty Trust is a discretionary family trust established by Dr. Wang as settlor for the benefits of Dr. Wang’s family members, of which South Dakota Trust is trustee. Dr. Wang shares voting and investment control over the shares held by the KEW Trust and the Shaomeng Wang Dynasty Trust. Mr. Guo, Dr. Wang, Dr. Yang and Dr. Zhai are parties to the Concert Party Confirmation Deed, and Dr. Wang may be deemed to share voting power over the ordinary shares beneficially owned by parties to the Concert Party Confirmation Deed. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Concert party confirmation deed” for more information. Dr. Wang disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein.

(9)	Consists of 16,814 ordinary shares and 3,140 options vesting in the next sixty (60) days held by Changqing Ye.

Voting rights

Our principal shareholders do not have different voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Shareholders in the United States

In January 2025, we completed our U.S. initial public offering and listed ADSs representing an interest in our ordinary shares on the Nasdaq Global Market under the symbol “AAPG.” As of April 1, 2026, a total of 928,218 ADSs, representing 3,712,872 ordinary shares, or 1% of our outstanding ordinary shares, are held by one record holder in the United States. The holder is the depositary of our ADS program.

B. Related Party Transactions

The following includes a summary of transactions, and any currently proposed transactions, to which we were or are expected to be a participant in which any of our executive officers, directors, or holders of more than 5% of any class of our voting securities, or any affiliate or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest since January 1, 2025.

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

Pursuant to the Healthquest Acquisition Agreement, we agreed to pay Dr. Zhai RMB20.0 million upon our obtaining NDA approval for Olverembatinib in China and four annual deferred milestone payments of RMB20.0 million within the first four years after the commercialization of Olverembatinib in China, representing a total of RMB80.0 million (US$12.4 million) in the aggregate. Olverembatinib was approved in China during the year ended December 31, 2021, and we made the associated payment of RMB20.0 million. Olverembatinib was also commercialized in China during the year ended December 31, 2021, and we have made a total of three such annual deferred milestone payments since the commercialization of Olverembatinib. The remaining milestone payment of RMB20.0 million (US$2.8 million) was made in June 2025.

Cash Bonus Payment

In June 2025, the Company paid Dr. Yang, the Company’s Chairman and CEO, a cash bonus payment of US$ 2,394,847 in exchange for the cancellation of an aggregate of 2023 and 2024 bonus RSUs. The cash payment represented the aggregate share price of the underlying ordinary shares on the date of cancellation in June 2025. In March 2026, the remuneration committee and board of directors ratified the cash payment to Dr. Yang.

Tax Reimbursement Payment

In connection with the July 2025 placing, pursuant to which Dajun Yang Dynasty Trust, a family trust established by Dr. Yang served as vendor, the trust and/or Dr. Yang incurred certain tax liabilities, for which Dr. Yang was reimbursed by us in the amount of US$553,648.

Private placements

See “Item 4. Information on the Company—A. History and Development of the Company”

Deed of Non-Competition

On April 24, 2019, we entered into a Deed of Non-Competition with Dr. Dajun Yang, our Chairman and Chief Executive Officer, Dr. Yifan Zhai, our Chief Medical Officer, Dr. Shaomeng Wang, a member of our board of directors, Dr. Edward Ming Guo, one of our co-founders, Ascentage Limited, and HealthQuest Pharma Limited, a company incorporated in the British Virgin Islands with limited liability, or HealthQuest Pharma Limited, collectively, the Covenantors. Pursuant to the Deed of Non-Competition, the Covenantors agreed that, during the period that the Deed of Non-Competition remains effective, they will not develop, acquire, invest in, participate in, or otherwise be involved in, directly or indirectly, whether as a shareholder, director, employee, partner, agent or otherwise in any business activity involving development of a drug candidate which carries the same target as any of Ascentage Pharma’s drug candidates, or the Restricted Activity. The Deed of Non-Competition does not restrict any of the Covenantors from acquiring a direct or indirect shareholding interest of not more than 10% in a company engaged in any Restricted Activity, provided that each Covenantor (individually or together) will not directly or indirectly own more than 10% of the total issued share capital of such company or control the exercise of more than 10% of the voting rights thereof or control the composition of the board of directors of such company.

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

None.

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

Board of directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary shares

General. Our authorized share capital is US$50,000 consisting of 500,000,000 ordinary shares, par value US$0.0001 per share. As of April 1, 2026, 373,322,192 ordinary shares were issued and outstanding.

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our second amended and restated memorandum and articles of association and the Companies Act. In addition, our shareholders may, subject to the provisions of our second amended and restated memorandum and articles of association, by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our second amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business, and we have funds lawfully available for such purpose.

Voting rights. In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote for each ordinary share registered in his or her name on our register of members. Voting at any meeting of shareholders is by poll, except that the chairman of the meeting may, pursuant to the Hong Kong Listing Rules, allow a resolution to be voted by a show of hands.

A quorum required for a meeting of shareholders consists of two shareholders entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our second amended and restated memorandum and articles of association provide that in each financial year; we will hold a general meeting as our annual general meeting in addition to any other meeting in that year and will specify the meeting as such in the notice calling it. We will hold the annual general meeting within six months after the end of our financial year. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our second amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least 21 days is required for the convening of our annual general meeting and other general meetings shall be called by at least 14 days’ notice in writing in accordance with our second amended and restated memorandum and articles of association.

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

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares or, on a winding up, with the sanction of a special resolution of our Company and any other sanction required by the Companies Act and subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation attached to any class or classes of shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares in proportion to the paid up par value of the shares held by them. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the paid-up par value of the shares held by them. We are an exempted “limited liability” company registered under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our current second amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

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

Redemption, repurchase and surrender of ordinary shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. We have made repurchases of our ordinary shares as part of our 2022 RSU Scheme during the last three years ended December 31, 2025, and we may continue to repurchase any of our ordinary shares in the future, provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our second amended and restated memorandum and articles of association. For example, at the annual general meeting of the shareholders held on May 10, 2025, the shareholders approved a resolution from the board of directors to repurchase no more than 10% of our total number of shares in issue as of the date of approval, valid until the 2026 annual general meeting of the shareholders. On March 25, 2026, our board of directors approved a resolution to submit for the approval of the shareholders at the 2026 annual general meeting, the extension of the resolution until the 2027 annual general meeting of the shareholders. In addition, on April 8, 2025, the Company announced the repurchase of 50,000 existing shares for the purpose of the 2022 RSU Scheme to satisfy the RSUs upon exercise. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the Company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

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

D. Exchange Controls

The Cayman Islands currently have no exchange control regulations or currency restrictions. For exchange control regulations or currency restrictions in China, see “Item 4. Information on the Company—B. Business Overview—Government regulation—PRC regulation—PRC regulations relating to foreign currency exchange.”

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

If the PRC tax authorities determine that Ascentage Pharma is a PRC resident enterprise for enterprise income tax purposes or if dividends we pay to our shareholders are otherwise treated as sourced from within the PRC, we may be required to withhold a 10% withholding tax from such dividends we pay to our shareholders that are non- resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders if we are determined to be a PRC resident enterprise or if such dividends or gains are otherwise treated as sourced from within the PRC. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty (and in the case of dividends will be withheld at source). It is also unclear whether non-PRC shareholders of Ascentage Pharma would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC if Ascentage Pharma is treated as a PRC resident enterprise.

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

If we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, see the section of this Annual Report on Form 20-F titled “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”) we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

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

A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credit are complex. For example, subject to temporary interim relief provided by the IRS, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Passive foreign investment company rules

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or the income test, or (2) 50% or more of the amount of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and the Company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties (other than certain royalties treated as derived in an active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

For purposes of the PFIC asset test, the amount of our assets will generally be determined by reference to their value, which may be determined by reference to our market capitalization. However, if we are considered to be a CFC that is not “publicly traded” for purposes of the PFIC rules during the tested period, the amount of our assets will generally be determined by reference to our adjusted bases in our assets. Further, for purposes of applying the PFIC asset test to us, if any entity in which we own 25% or more of the total value of the outstanding shares of such entity is considered to be a CFC that is not publicly traded, the amount of such entity’s assets would generally be determined by reference to its adjusted bases in its assets.

No assurances can be provided that we or any of our subsidiaries are not a CFC or will not be a CFC, and consequently, no assurances can be given that the PFIC asset test will not be applied to us based on the adjusted bases of our non-U.S. subsidiaries in their assets. Provided that we and our subsidiaries were not, and do not become, CFCs, based on the composition of our income and assets and the estimated value of our assets, which is based on our current market capitalization, we do not presently expect to be a PFIC for our current fiscal year or future fiscal years. However, no assurance can be given that we will not be a PFIC for the current fiscal year or future fiscal years because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually after the close of each taxable year that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become classified as a PFIC for the current or future fiscal years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ordinary shares or ADSs from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current fiscal year or future fiscal years.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. For those purposes, we expect that the ADSs will be treated as marketable stock, and our ordinary shares may be treated as marketable stock as well. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable stock. If we are a PFIC for any year in which a U.S. holder owns ordinary shares but before a mark-to- market election is made, the Excess Distribution Rules described above will apply to any mark-to-market gain recognized in the year the election is made.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm, as well as reports on Form 6-K. The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically to the SEC. We will also make available, free of charge, such reports and other information through our corporate website at www.ascentage.com soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on or that can be accessed through our website is not incorporated by reference into this Annual Report on Form 20-F.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act.

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

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in us incurring a financial loss. Our credit risk is primarily attributable to our trade and other receivables. We seek to minimize losses due to increased credit risk exposure by transacting with recognized and creditworthy third parties. All customers that wish to trade on credit terms are subject to our credit verification procedures. As of December 31, 2025 and 2024, our credit risk for receivables from third parties was RMB252.9 million (US$36.2 million) and RMB 83.1 million, respectively.

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

As of December 31, 2025, we had current liabilities of RMB1,643.4 million (US$235.0 million), as compared to RMB2,944.2 million (US$421.0 million) of current assets. As of December 31, 2024, we had current liabilities of RMB1,166.6 million, as compared to RMB1,474.2 million of current assets. We believe that the net proceeds from the revenues from our commercial sales in China, our public and private financings, together with our existing cash and cash equivalents and our loan facility, will enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months from the issuance of the consolidated financial statements included in this Annual Report on Form 20-F but may not be sufficient for us to fund any of our drug candidates through regulatory approval, which may last several years.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

The foreign exchange rate applied to a foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours, and liquidity in the foreign exchange market, or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, ADR holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. — D. Material Modifications to the Rights of Security Holders

Not applicable.

E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333- 284064) in relation to our U.S. initial public offering, which was declared effective by the SEC on January 23, 2025. In January 2025, we completed our U.S. initial public offering in which we issued and sold an aggregate of 8,260,144 ADSs (representing 33,040,576 ordinary shares), at a public offering price of US$17.25 per ADS (equivalent to HK$33.57 per ordinary share), resulting in net proceeds to us of US$132.5 million (equivalent to HK$1,031.4 million), after deducting underwriting discounts and commissions. J.P. Morgan Securities LLC and Citigroup Global Markets Inc. acted as joint book-running mangers for our U.S. initial public offering.

The total expenses incurred in connection with our U.S. initial public offering was US$14.6 million (equivalent to HK$113.6 million), which included US$10.0 million (equivalent to HK$72.8 million) in underwriting discounts and commissions and US$4.6 million (equivalent to HK$33.5 million) in other offering expenses. None of the net proceeds or transaction expenses from our U.S. initial public offering were paid, directly or indirectly, to our directors or officers and persons owning 10% or more of our equity securities or our affiliates.

In July 2025, we completed our 2025 placing, pursuant to which we issued 22,000,000 ordinary shares at a price of HK$68.60 per share. The net proceeds (after deducting all applicable costs and expenses, including commission and levies of HK$16.7 million (US$2.2 million) raised were HK$1,492.5 million (US$190.1 million).

The net proceeds received from our U.S. initial public offering and our 2025 placing are continuing to be used  as described in the final prospectus filed with the SEC on January 24, 2025 and the Form 6-K filed with the SEC on July 25, 2025, respectively. As of the date of this Annual Report on Form 20-F, we have not yet substantially used the net proceeds received from these offerings.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer (Principal Executive Officer) and Head of Finance (acting Principal Financial and Accounting Officer), as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, with the participation of our Chief Executive Officer and Head of Finance, acting as our Principal Financial and Accounting Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934.

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2022, 2023 and 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis

The material weakness identified relates to our insufficient accounting and financial reporting personnel with the necessary knowledge and experience with respect to the SEC’s rules and regulations and the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002.

To remedy our material weakness, we have implemented several measures to improve our internal control over financial reporting, among others: (1) hiring additional financial reporting personnel with SEC reporting experience, (2) expanding the capabilities of existing financial reporting personnel through continuous training and education in the accounting and reporting requirements under SEC rules and regulations and (3) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). As of December 31, 2025, based on an assessment performed by our management on the performance of the remediation measures described above, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated and our internal control over financial reporting is effective based on those criteria.

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

D. Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, except as disclosed under “—A. Disclosure Controls and Procedures” and “—B. Management’s Annual Report on Internal Control over Financial Reporting” above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, other than the changes to remediate the material weakness as described above.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all our directors, officers and employees, including our principal executive and principal financial officers. Our Code of Business Conduct and Ethics addresses, among other things, conflicts of interest, confidentiality, competition and fair dealing, financial matters and external reporting, our assets, as well as the process for reporting violations of the Code of Business Conduct and Ethics and employee misconduct. The Code of Business Conduct and Ethics is available on our website at www.ascentage.com. The information contained on or that can be accessed through our website is not incorporated by reference into this Annual Report on Form 20-F. The Audit Committee of our board of directors is responsible for overseeing the Code of Business Conduct and Ethics and is required to approve any waivers of the Code of Business Conduct and Ethics. We did not grant any waivers to the Code of Business Conduct and Ethics during the year ended December 31, 2025. We expect that any amendments to the Code of Business Conduct and Ethics will be disclosed on our website.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the total amount of services rendered by Ernst & Young Hua Ming LLP for services performed in the years ended December 31, 2025 and 2024, and breaks down these amounts by category of service:

	Year ended December 31,
	2025	2024
	RMB (in thousands)
Audit Fees (1)	5,100	7,900
Audit-Related Fees (2)	-	-
Tax Fees (3)	620	592
All Other Fees (4)	288	288
Total	6,008	8,780

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and other audit services provided by our independent registered public accounting firm in connection with regulatory filings to the SEC.

(2)	“Audit-related fees” means the aggregate fees listed for professional services rendered by our independent registered public accounting firm related to the audit of our financial statements that are not reported under “audit fees.”

(3)	“Tax fees” means the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees billed for corporate support services provided by our independent registered public accounting firm.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2025, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser. At the annual general meeting of the shareholders held on May 19, 2025, the shareholders approved a resolution from the board of directors to repurchase no more than 10% of our total number of shares in issue as of the date of approval, valid until the 2026 annual general meeting of the shareholders.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are listed on the Nasdaq and subject to the Nasdaq rules. However, we are a “foreign private issuer” as defined by the SEC rules and regulations and, in accordance with Nasdaq Listing Rule 5615(a)(3), we may, in the future, elect to comply with certain home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq rules.

In the event we elect to comply with certain home country governance requirements, our shareholders may be afforded less protection than they otherwise would under the Nasdaq rules applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks related to our ordinary shares and the ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the Nasdaq corporate governance standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted an Insider Trading Policy that governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. Although the Company is not subject to the policy, the Company complies with applicable insider trading laws, rules and regulations. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

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

As of the date of this Annual Report on Form 20-F, we have not experienced any cybersecurity incidents or risks from cybersecurity threats that have materially affected or are currently viewed as reasonably likely to materially affect, us, our business strategy, results of operations, or financial condition. However, the scope and impact of any future cybersecurity threats cannot be predicted, and there can be no assurance that our cybersecurity risk management program will be effective in preventing material cybersecurity threats in the future. For a description of the risks from cybersecurity threats that may materially affect us, including our results of operations and financial condition, see “Item 1. Key Information—D. Risk Factors—Risks related to our industry, business and operations—We or our CROs, contractors, consultants, or other third parties may suffer system failures, security breaches, or other incidents which may have a material adverse impact to our operations and financial position, which could result in material disruption of our product development programs and adversely impact our business, financial condition or results of operations.”

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

ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report on Form 20-F or incorporated by reference herein:

		Incorporation by Reference
Exhibit No.	Description	Form	File Number	Exhibit No.	Filing Date

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant	F-1/A	333-284064	3.1	January 21, 2025
2.1	Form of Specimen American Depositary Receipt (included in Exhibit 4.3)	F-1/A	333-284064	4.1	January 21, 2025
2.2	Registrant’s Specimen Certificate for ordinary shares	F-1/A	333-284064	4.2	January 21, 2025
2.3	Deposit Agreement, among the Registrant, the depositary and all holders and beneficial owners of American Depositary Shares	F-6	333-284315	a	January 16, 2025
2.4*	Description of Securities
4.1#	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers	F-1	333-284064	10.12	December 27, 2024
4.2	Concert Party Confirmation Deed	F-1	333-284064	10.1	December 27, 2024
4.3#	Pre-IPO Share Option Plan	F-1	333-284064	10.2	December 27, 2024
4.4#	Post-IPO Share Option Plan	F-1	333-284064	10.3	December 27, 2024
4.5	Post-IPO Share Option Plan as amended on May 19, 2025
4.6#	2018 RSU Scheme	F-1	333-284064	10.4	December 27, 2024
4.7#	2021 RSU Scheme	F-1	333-284064	10.5	December 27, 2024
4.8	2021 RSU Scheme as amended on May 19, 2025
4.9#	2022 RSU Scheme	F-1	333-284064	10.6	December 27, 2024
4.10	2022 RSU Scheme as amended on May 19, 2025	S-8	333-290285	10.1	September 16, 2025
4.11†	Collaboration and License Agreement between Ascentage Pharma Group Corp Limited, Guangzhou Healthquest Pharma Corp Limited, and Innovent Biologics (Suzhou) Co., LTD, Dated as of July 14, 2021	F-1	333-284064	10.7	December 27, 2024
4.12†	Amended and Restated Amended Patent License Agreement between Ascentage Pharma Group Corp Limited and the Regents of the U2022 RSU Scheme as amended on May 19, 20252
4.13†	License Agreement between Ascentage Pharma Group Corp Limited and the Regents of the University of Michigan, dated as of December August 12, 2025
4.14	English translation of Guangzhou Shunjian Biomedical Technology Co., Ltd. Share Transfer Agreement, dated as of December 5, 2016	F-1	333-284064	10.9	December 27, 2024
4.15#	Offer Letter between Ascentage Pharma Group Inc. and Veet Misra
4.16#	Services Agreement between Ascentage Pharma Group Inc. and Shaomeng Wang	F-1	333-284064	10.11	December 27, 2024
4.17#	Deed of non-competition among Dr. Dajun Yang, Dr. Yifan Zhai, Dr. Shaomeng Wang, Dr. Edward Ming Guo, Ascentage Limited and HealthQuest Pharma Limited, dated April 24, 2019	F-1	333-284064	10.13	December 27, 2024

4.18†	Exclusive Option Agreement, by and among Ascentage Pharma Group Corp Limited, Guangzhou Healthquest Pharma Co., Ltd., Suzhou Ascentage Pharmaceutical Co., Ltd., Ascentage Pharma Group International and Takeda Pharmaceuticals International AG, dated as of June 14, 2024	F-1	333-284064	10.14	December 27, 2024
4.19†	Registration Rights Agreement, dated as of June 20, 2024, by and between Ascentage Pharma Group International and Takeda Pharmaceuticals AG	F-1	333-284064	10.15	December 27, 2024
4.20#	English translation of Labor Contract between Suzhou Ascentage Pharma Co., Ltd. and Dr. Dajun Yang	F-1	333-284064	10.16	December 27, 2024
4.21#	English translation of Labor Contract between Guangzhou Healthquest Pharma Co., Ltd. and Dr. Yifan Zhai	F-1	333-284064	10.17	December 27, 2024
4.22#	Offer letter between Ascentage Pharma Group Inc. and Thomas J. Knapp, as amended	F-1	333-284064	10.19	December 27, 2024
4.23#	English translation of Labor Contract between Suzhou Ascentage Pharma Co., Ltd. and Jin Cao	F-1	333-284064	10.20	December 27, 2024
8.1*	List of subsidiaries of the Registrant
11.1*	English translation of Ascentage Pharma Group International Insider Trading Policy
12.1*	Certification by Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification by Principal Financial and Accounting Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification by Principal Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2*	Certification by Principal Financial and Accounting Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code
15.1*	Consent of Ernst & Young Hua Ming LLP, independent registered public accounting firm
15.2*	Consent of Walkers (Hong Kong)
15.3*	Consent of JunHe LLP
15.4*	Consent of Frost & Sullivan
97.1*	Ascentage Pharma Group International Compensation Recovery Policy
101. INS*	Inline XBRL Instance Document.
101. SCH*	Inline XBRL Taxonomy Extension Schema Document
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)

*	Filed herewith
†	Certain portions of this exhibit (indicated by asterisks) have been redacted because they are both not material and are the type that the Registrant treats as private or confidential.
#	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: April 29, 2026	By:	/s/ Dajun Yang
	Name:	Dajun Yang, M.D., Ph.D.
	Title:	Chairman and Chief Executive Officer

ASCENTAGE PHARMA GROUP INTERNATIONAL

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ascentage Pharma Group International

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ascentage Pharma Group International (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Shanghai, the People’s Republic of China

April 29, 2026

Ascentage Pharma Group International

Consolidated statements of profit or loss

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$

REVENUE
Intellectual property		-	678,415	-	-
Products		193,535	260,835	499,272	71,395
Others		28,449	41,400	74,848	10,703
Total revenue	5	221,984	980,650	574,120	82,098

Cost of sales
Products		(29,342)	(27,031)	(46,661)	(6,672)
Others		(1,201)	(2,054)	(2,277)	(326)
Total cost of sales		(30,543)	(29,085)	(48,938)	(6,998)

Gross profit		191,441	951,565	525,182	75,100

Other income and gains	5	59,316	57,359	103,495	14,800
Selling and distribution expenses		(195,387)	(195,998)	(353,640)	(50,570)
Administrative expenses		(181,076)	(187,125)	(246,281)	(35,218)
Research and development expenses		(706,972)	(947,245)	(1,137,448)	(162,653)
Other expenses	7	(5,203)	(9,075)	(73,599)	(10,525)
Finance costs	8	(96,057)	(64,455)	(54,070)	(7,732)
Share of profit/(loss) of a joint venture	16	1,076	(281)	314	45

LOSS BEFORE TAX	6	(932,862)	(395,255)	(1,236,047)	(176,753)

Income tax credit/(expense)	9	7,150	(10,425)	(6,940)	(992)

LOSS FOR THE YEAR		(925,712)	(405,680)	(1,242,987)	(177,745)

Attributable to:
Ordinary equity holders of the Company		(925,637)	(405,433)	(1,242,769)	(177,714)
Non-controlling interests		(75)	(247)	(218)	(31)

		(925,712)	(405,680)	(1,242,987)	(177,745)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic and diluted	11	(3.28)	(1.34)	(3.49)	(0.50)

Ascentage Pharma Group International

Consolidated statements of comprehensive loss

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

LOSS FOR THE YEAR	(925,712)	(405,680)	(1,242,987)	(177,745)

OTHER COMPREHENSIVE INCOME/ (LOSS)
Other comprehensive income/ (loss) that may be reclassified to profit or loss in subsequent periods, net of tax:
Exchange differences on translation of foreign operations	20,593	2,829	(41,574)	(5,945)
Other comprehensive income/ (loss) that will not be reclassified to profit or loss in subsequent periods, net of tax:
Exchange differences on translation of the Company	5,666	4,120	(11,441)	(1,636)
OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR, NET OF TAX	26,259	6,949	(53,015)	(7,581)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(899,453)	(398,731)	(1,296,002)	(185,326)

Attributable to:
Ordinary equity holders of the Company	(899,378)	(398,484)	(1,295,784)	(185,295)
Non-controlling interests	(75)	(247)	(218)	(31)

	(899,453)	(398,731)	(1,296,002)	(185,326)

Ascentage Pharma Group International

Consolidated statements of financial position

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As at December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
NON-CURRENT ASSETS
Property, plant and equipment	12	849,450	781,235	111,715
Right-of-use assets	13(a)	56,109	47,827	6,839
Goodwill	14	24,694	24,694	3,531
Other intangible assets	15	75,998	65,936	9,429
Investment in a joint venture	16	32,717	33,030	4,723
Financial assets at fair value through profit or loss (“FVTPL”)	17	1,141	4,000	572
Deferred tax assets	18	44,236	31,957	4,570
Other non-current assets	19	59,303	30,725	4,394

Total non-current assets		1,143,648	1,019,404	145,773

CURRENT ASSETS
Inventories	20	6,597	28,618	4,092
Trade receivables, net	21	83,143	252,938	36,170
Prepayments, other receivables and other assets	22	123,211	192,532	27,532
Cash and bank balances	23	1,261,211	2,470,085	353,217

Total current assets		1,474,162	2,944,173	421,011

CURRENT LIABILITIES
Trade payables	24	91,966	106,740	15,264
Other payables and accruals	25	258,098	276,666	39,563
Contract liabilities	26	37,485	37,485	5,360
Interest-bearing bank and other borrowings	27	779,062	1,222,481	174,812

Total current liabilities		1,166,611	1,643,372	234,999

NET CURRENT ASSETS		307,551	1,300,801	186,012

TOTAL ASSETS LESS CURRENT LIABILITIES		1,451,199	2,320,205	331,785

Ascentage Pharma Group International

Consolidated statements of financial position (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As at December 31
	Notes	2024	2025	2025
		RMB	RMB	US$

NON-CURRENT LIABILITIES
Contract liabilities	26	248,460	210,224	30,062
Interest-bearing bank and other borrowings	27	889,435	757,238	108,284
Deferred tax liabilities	18	5,368	-	-
Deferred income	28	27,500	6,500	929
Other non-current liabilities		6,274	12,031	1,720

Total non-current liabilities		1,177,037	985,993	140,995

Commitments and contingencies	33, 34

TOTAL LIABILITIES		2,343,648	2,629,365	375,994

EQUITY
Equity attributable to ordinary equity holders of the Company
Ordinary shares (par value of US$0.0001 per share as of December 31, 2024 and 2025; 315,224,993 and 373,321,692 shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	29	214	256	37
Treasury shares	29	(8)	(2,961)	(423)
Share premium	30	6,545,129	8,916,853	1,275,093
Capital and reserves	30	(384,515)	(397,276)	(56,810)
Exchange fluctuation reserve	30	(126,071)	(179,086)	(25,609)
Accumulated losses	30	(5,770,555)	(7,013,324)	(1,002,892)
		264,194	1,324,462	189,396

Non-controlling interests		9,968	9,750	1,394

Total equity		274,162	1,334,212	190,790

Ascentage Pharma Group International

Consolidated statements of changes in equity

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to ordinary equity holders of the Company
	Share capital	Treasury shares	Share premium	Capital and reserves	Exchange fluctuation reserve	Accumulated losses	Total	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

At January 1, 2023	180	(26,552)	5,393,029	(359,235)	(159,279)	(4,439,485)	408,658	-	408,658
Loss for the year	-	-	-	-	-	(925,637)	(925,637)	(75)	(925,712)
Other comprehensive income for the year:
Exchange differences on translation of operations	-	-	-	-	26,259	-	26,259	-	26,259
Total comprehensive loss for the year	-	-	-	-	26,259	(925,637)	(899,378)	(75)	(899,453)
Capital contribution from a non-controlling shareholder of a subsidiary	-	-	-	-	-	-	-	10,290	10,290
Issue of ordinary shares	15	-	470,066	-	-	-	470,081	-	470,081
Repurchase of ordinary shares	-	(5,923)	-	-	-	-	(5,923)	-	(5,923)
Equity-settled share-based payments
- Pre-IPO share option expenses	-	-	-	3,750	-	-	3,750	-	3,750
- Restricted share unit(“RSU”) expenses	-	-	-	27,753	-	-	27,753	-	27,753
- Exercise of Pre-IPO share options	1	-	18,354	(18,347)	-	-	8	-	8
- Vesting of RSUs	-	11,123	14,239	(25,362)	-	-	-	-	-
Equity-settled bonus	1	1	55,466	-	-	-	55,468	-	55,468
At December 31, 2023	197	(21,351)	5,951,154	(371,441)	(133,020)	(5,365,122)	60,417	10,215	70,632

Ascentage Pharma Group International

Consolidated statements of changes in equity (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

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

Ascentage Pharma Group International

Consolidated statements of changes in equity (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to ordinary equity holders of the Company
	Share capital	Treasury shares	Share premium	Capital and reserves	Exchange fluctuation reserve	Accumulated losses	Total	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

At January 1, 2025	214	(8)	6,545,129	(384,515)	(126,071)	(5,770,555)	264,194	9,968	274,162
Loss for the year	-	-	-	-	-	(1,242,769)	(1,242,769)	(218)	(1,242,987)
Other comprehensive income for the year:
Exchange differences on translation of operations	-	-	-	-	(53,015)	-	(53,015)	-	(53,015)
Total comprehensive loss for the year	-	-	-	-	(53,015)	(1,242,769)	(1,295,784)	(218)	(1,296,002)
Issue of ordinary shares	40	-	2,279,855	-	-	-	2,279,895	-	2,279,895
Repurchase of ordinary shares	-	(3,590)	-	-	-	-	(3,590)	-	(3,590)
Equity-settled share-based payments
- post-IPO share option expenses	-	-	-	2,420	-	-	2,420	-	2,420
- RSU expenses	-	-	-	18,454	-	-	18,454	-	18,454
- Exercise of Pre-IPO share options	-	-	7,627	(7,623)	-	-	4	-	4
- Vesting of RSUs	1	637	25,374	(26,012)	-	-	-	-	-
Equity-settled bonus	1	-	58,868	-	-	-	58,869	-	58,869
At December 31, 2025	256	(2,961)	8,916,853	(397,276)	(179,086)	(7,013,324)	1,324,462	9,750	1,334,212
At December 31, 2025 in US$	37	(423)	1,275,093	(56,810)	(25,609)	(1,002,892)	189,396	1,394	190,790

Ascentage Pharma Group International

Consolidated statements of cash flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(932,862)	(395,255)	(1,236,047)	(176,753)
Adjustments for:
Depreciation of property, plant and equipment	6	55,281	71,184	65,761	9,404
Depreciation of investment property	6	15,883	-	-	-
Depreciation of right-of-use assets	6	11,632	11,134	10,657	1,524
Amortization of intangible assets	6	10,399	10,851	10,062	1,439
Equity-settled share-based payments	6	31,503	20,924	20,874	2,985
(Gain)/loss on disposal of items of property, plant and equipment	6	(4)	50	18	3
Gain on disposal of leases	6	-	(85)	(685)	(99)
Fair value loss on financial assets measured at FVTPL	6	699	832	1,134	162
Fair value loss on financial liabilities measured at FVTPL	6	-	-	29,533	4,223
Fair value gain on derivative financial instruments	6	(2,822)	-	-	-
Finance costs	8	96,057	64,455	54,070	7,732
Share of (profit)/loss of a joint venture	16	(1,076)	281	(314)	(45)
Provision for inventory write-down	6	-	-	4,180	598
Foreign exchange (gain)/loss	6	(1,621)	(6,694)	10,161	1,453
		(716,931)	(222,323)	(1,030,596)	(147,374)

(Increase)/ Decrease in restricted cash balances		(7,936)	(96)	18,948	2,710
(Increase)/Decrease in inventories		(6,719)	9,570	(26,201)	(3,747)
(Increase)/Decrease in trade receivables		(91,537)	62,750	(169,795)	(24,281)
Increase in prepayments, other receivables and other assets		(7,841)	(14,421)	(86,337)	(12,346)
(Increase) /Decrease in other non-current assets		(3,552)	(48,950)	27,784	3,974
(Decrease) /Increase in trade payables		(23,114)	19,521	14,774	2,113
Increase in other payables and accruals		48,573	78,506	113,809	16,274
Increase /(Decrease) in contract liabilities		81,620	(3,654)	(37,485)	(5,360)
Increase in deferred income		1,360	7,740	1,000	143
Income tax paid		-	-	(29)	(4)
Net cash flows used in operating activities		(726,077)	(111,357)	(1,174,128)	(167,898)

Ascentage Pharma Group International

Consolidated statements of cash flows (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(46,108)	(24,289)	(27,571)	(3,942)
Proceeds from disposal of property, plant and equipment		14	-	-	-
Purchase of intangible assets		(10,736)	-	-	-
Payment of contingent consideration related to acquisition of a subsidiary		(20,000)	(9,516)	(43,342)	(6,198)
Maturity/(Placement) in time deposits with original maturity of more than three months		98,752	(312,230)	(925,139)	(132,294)
Investment in other financial assets		-	-	(4,000)	(572)
Investment in a joint venture		-	(16,000)	-	-

Net cash flows generated from/ (used in) investing activities		21,922	(362,035)	(1,000,052)	(143,006)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares		470,081	533,940	2,304,905	329,597
Treasury share purchases		(5,923)	-	(9,036)	(1,292)
Proceeds from exercise of share options		8	6	4	1
Interest paid		(92,348)	(60,556)	(51,308)	(7,337)
Proceeds from bank loans		953,500	535,923	1,240,970	177,456
Repayment of bank loans		(956,091)	(672,850)	(923,990)	(132,129)
Principal portion of lease payments		(10,766)	(8,413)	(9,717)	(1,390)
Capital contribution from non-controlling shareholders of a subsidiary		10,290	-	-	-
Listing expense paid		-	(13,283)	(11,728)	(1,677)

Net cash flows generated from financing activities		368,751	314,767	2,540,100	363,229

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(335,404)	(158,625)	365,920	52,325

Cash and cash equivalents at beginning of year		1,345,639	1,038,048	893,100	127,712
Effect of foreign exchange rate changes, net		27,813	13,677	(63,236)	(9,042)

CASH AND CASH EQUIVALENTS AT END OF YEAR		1,038,048	893,100	1,195,784	170,995

ANALYSIS OF BALANCES OF CASH AND BANK BALANCES

Cash and cash equivalents at end of year	23	1,038,048	893,100	1,195,784	170,995
Restricted bank balances	23	24,537	24,633	5,685	812
Time deposits with original maturity of more than three months	23	31,248	343,478	1,268,616	181,410

Cash and bank balances at end of year		1,093,833	1,261,211	2,470,085	353,217

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

Particulars of the Company’s principal subsidiaries are as follows:

	Place and date of incorporation/ registration and	Nominal value of issued/registered		Percentage of equity interests attributable to the Company		Principal
Company name	place of business	share capital		Direct	Indirect	business
Suzhou Ascentage Pharma Co., Ltd.*@ (“Suzhou Yasheng”)	PRC/Chinese mainland June 1, 2016	RMB	2,000,000	-	100%	Medical research and development

Guangzhou Healthquest Pharma Co., Ltd.*@ (“Healthquest Pharma”)	PRC/Chinese mainland July 3, 2012	RMB	150,000	-	100%	Clinical development and sale of products

Ascentage Pharma Group Inc.	United States of America (“United States”) November 4, 2015	US$	0.015	-	100%	Clinical trials

Suzhou Shenghe Innovation Works Biotech Co., Ltd.*@	PRC/Chinese mainland September 21, 2022	RMB	500	-	100%	Rental of buildings to group companies

*	The English names of the companies registered in the PRC represent the best efforts made by the management of the Company in directly translating the Chinese names of these companies as no English names have been registered.

@	These entities are limited liability companies established in the PRC.

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries (collectively referred to as the “Group”) for each of the three years ended December 31, 2025. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

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

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control and continues to be consolidated until the date that such control ceases.

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

The Group has adopted amendments to IAS 21 Lack of Exchangeability for the first time for the current year’s financial statements. The Group has not early adopted any other standard or amendment that has been issued but is not yet effective.

There were no new IFRS Accounting Standards, amendments or interpretations that became effective in 2025 that have any impact on the Group’s financial statements.

2.3	ISSUED BUT NOT YET EFFECTIVE IFRS ACCOUNTING STANDARDS

The Group has not applied the following new and amended IFRS Accounting Standards, that have been issued but are not yet effective, in these financial statements. The Group intends to apply these new and amended IFRS Accounting Standards, if applicable, when they become effective.

IFRS 18	Presentation and Disclosure in Financial Statements[2]
IFRS 19 and its amendments	Subsidiaries without Public Accountability: Disclosures[2]
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[1]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency[2]
Annual Improvements to IFRS Accounting Standards – Volume 11	Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7[1]

[1]	Effective for annual periods beginning on or after January 1, 2026
[2]	Effective for annual/reporting periods beginning on or after January 1, 2027
[3]	No mandatory effective date yet determined but available for adoption

The Group is in the process of making an assessment of the impact of these new and revised IFRS Accounting Standards upon initial application. So far, the Group considers that these new and revised IFRS Accounting Standards, except for IFRS 18, are unlikely to have a significant impact on the Group’s results of operations and financial position. IFRS 18 is expected to be applicable to the Group. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specific totals and subtotals. It also requires disclosure of management-defined performance measures in a note and introduces new requirements for aggregation and disaggregation of financial information. The new requirements are expected to impact the Group’s presentation of the statement of profit or loss and disclosures of the Group’s financial performance.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	ACCOUNTING POLICIES (continued)

2.4	MATERIAL ACCOUNTING POLICIES

Investments in joint venture

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed upon sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

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

Fair value measurement

The Group measures its financial assets at FVTPL and derivative financial instruments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

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

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and non-current assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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

Construction in progress is stated at cost less any impairment losses and is not depreciated. It is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

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

The useful lives of software are assessed by the Group considering different purpose and usage of the software, and the authorized period for use. The useful life of patent is assessed by the Group based on the remaining and foreseeable patent protection period after acquisition. The useful life of a purchased license is assessed by considering the expected usage of the license by the Group.

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

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

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

Financial assets at amortized cost are subject to impairment under the general approach, and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below.

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

Simplified approach

For trade receivables that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, or payables, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade payables, financial liabilities included in other payables and accruals, interest-bearing bank and other borrowings, long-term payables and other current and non-current liabilities.

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

Financial liabilities (continued)

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities designated upon initial recognition as at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. Gains or losses on liabilities designated at fair value through profit or loss are recognized in the statement of profit or loss, except for the gains or losses arising from the Group’s own credit risk which are presented in other comprehensive income with no subsequent reclassification to the statement of profit or loss. The net fair value gain or loss recognized in the statement of profit or loss does not include any interest charged on these financial liabilities.

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

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

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

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis, in the case of work in progress and finished goods, comprises direct materials, direct labor, contract manufacturing fee and an appropriate proportion of overheads. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

Cash and cash equivalents in the statements of cash flows comprise cash on hand and at banks, and short-term highly liquid deposits with a maturity of generally within three months that are readily convertible into known amounts of cash, subject to an insignificant risk of changes in value and held for the purpose of meeting short-term cash commitments.

For the purpose of the consolidated statements of financial positions, cash and bank balances comprise cash and cash equivalents as defined above, restricted bank balances and time deposits with original maturity of more than three months as defined above.

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

The government grants whose primary condition is to compensate for research and development projects or other than purchase, construct or otherwise acquire long-term assets are designated as grants related to income. Some of the grants related to income have future related costs expected to be incurred and require the Group to comply with conditions attached to the grants and the government to acknowledge the compliance of these conditions. These grants related to income are recognized as deferred income in the consolidated statement of financial position and transferred to profit or loss when related costs are subsequently incurred, and the Group received government acknowledge of compliance.

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

The Group provides commercialization, development and branding rights (collectively, “Commercialization Rights”) to customers for an agreed upon commercialization period ending ten years from the date of the first sale of the product as stipulated in the relevant agreement. The consideration for Commercialization Rights includes upfront payment, development and regulatory milestones payments and commercialization milestones payments.

Development and regulatory milestones payments are fully constrained until the period in which those regulatory approvals are achieved due to the inherent uncertainty with the approval process and included in the transaction price in the period regulatory approval is obtained. Upfront payment and development and regulatory milestones payments are recorded under contract liabilities and recognized as revenue over time during the commercialization period on a straight-line basis.

Commercialization milestone payments based on the level of sales are recognized at a point in time when the later of the following events occurs: (i) the related sale occurs, or (ii) the performance obligation to which commercialization milestones payments have been allocated has been satisfied.

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

Share-based payments

The Company operates share incentive plans which include the pre-IPO share option scheme, the post-IPO share option scheme, 2018 restricted share unit scheme (the “2018 RSU Scheme”), 2021 restricted share unit scheme (the “2021 RSU Scheme”) and 2022 restricted share unit scheme (the “2022 RSU Scheme”). Employees (including directors) of the Group receive remuneration in the form of share-based payments, whereby employees render services in exchange for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted, further details of which are given in note 31 to the financial statements.

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

Share-based payments (continued)

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payments or is otherwise beneficial to the employee as measured at the date of modification. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of loss per share.

Other employee benefits

Pension scheme

The employees of the Group’s subsidiaries which operate in the Chinese mainland are required to participate in a central pension scheme operated by the local municipal government. The subsidiaries operating in Chinese mainland are required to contribute a certain percentage of their payroll costs to the central pension scheme. The contributions are charged to profit or loss as they become payable in accordance with the rules of the central pension scheme.

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

Events after the reporting period

If the Group receives information after the reporting period, but prior to the date of authorization for issue, about conditions that existed at the end of the reporting period, it will assess whether the information affects the amounts that it recognizes in its financial statements. The Group will adjust the amounts recognized in its financial statements to reflect any adjusting events after the reporting period and update the disclosures that relate to those conditions in light of the new information. For non-adjusting events after the reporting period, the Group will not change the amounts recognized in its financial statements but will disclose the nature of the non-adjusting events and an estimate of their financial effects, or a statement that such an estimate cannot be made, if applicable.

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

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).

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

The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of expenses, assets and liabilities, and their accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

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

Revenue from contracts with customers

The Group applied the following judgements that significantly affect the determination of the amount and timing of revenue from contracts with customers:

Commercialization rights contracts include variable consideration based on future events. In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on which method better predicts the amount of consideration to which it will be entitled.

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

Taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. The Group has carried forward tax losses of RMB 4,425,237 and RMB5,347,045 (US$764,617) as of December 31, 2024 and 2025, respectively, of which related deferred tax assets of RMB3,523 and RMB12,373 (US$1,769) have been recognized as of December 31, 2024 and 2025, respectively. Deferred tax assets have not been recognized in respect of losses that have arisen in subsidiaries that have been loss-making for some time, and it is not considered probable that taxable profits will be available against which the tax losses can be utilized.

If the Group was able to recognize all unrecognized deferred tax assets, net loss would have decreased and equity would have increased by RMB1,119,913, RMB1,321,638 and RMB1,572,664 (US$224,889) during the years ended December 31, 2023, 2024 and 2025, respectively. Further details on taxes are disclosed in Note 9.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

4.	OPERATING SEGMENT INFORMATION

For management purposes, the Group has only one reportable operating segment, which is discovering, developing and commercializing therapies to address global medical needs primarily in hematological malignancies Management monitors the operating results of the Group’s operating segment as a whole for the purpose of making decisions about resource allocation and performance assessment. Therefore, no analysis by operating segment is presented.

Geographical information

(a)	Revenue from external customers

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

Chinese mainland	221,984	302,235	574,120	82,098
Switzerland	-	678,415	-	-

Total revenue	221,984	980,650	574,120	82,098

The revenue information above is based on the locations of the customers.

(b)	Non-current assets

	As at December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

Chinese mainland	1,088,733	1,090,914	978,233	139,885
United States	2,665	4,474	4,489	642
Others	24	444	35	5

Total non-current assets	1,091,422	1,095,832	982,757	140,532

The non-current assets information above is based on the locations of the assets and excludes financial instruments and deferred tax assets.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

4.	OPERATING SEGMENT INFORMATION (continued)

Information about major customers

Revenue from customers amounting to over 10% of the total revenue of the Group in the reporting period is as follows:

	For the years ended December 31,
	2023		2024		2025		2025
	RMB		RMB		RMB		US$

Customer A	107,323		229,895		436,644		62,439
Customer B	N/A	*	678,415		N/A	*	N/A	*
Customer C	35,021		N/A	*	N/A	*	N/A	*
Customer D	30,623		N/A	*	N/A	*	N/A	*

	172,967		908,310		436,644		62,439

*	These customers generated less than 10% of the total revenue of the Group during the years ended December 31, 2023, 2024 and 2025.

5.	REVENUE, OTHER INCOME AND GAINS

An analysis of revenue is as follows:

Revenue from contracts with customers

(a)	Disaggregated revenue information

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Types of goods or services
Intellectual property income	-	678,415	-	-
Sales of products	193,535	260,835	499,272	71,395
Commercialization rights income	26,049	37,485	72,629	10,386
Others	2,400	3,915	2,219	317

Total	221,984	980,650	574,120	82,098

Timing of revenue recognition
At a point in time
Intellectual property income	-	678,415	-	-
Sales of products	193,535	260,835	499,272	71,395
Commercialization rights income	-	-	35,144	5,026
Over time
Commercialization rights income	26,049	37,485	37,485	5,360
Others	2,400	3,915	2,219	317

Total	221,984	980,650	574,120	82,098

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

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

Commercialization rights income	26,049	37,485	37,485	5,360

(b)	Performance obligations

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

Commercialization rights

The performance obligation is satisfied over time as commercialization rights are granted for an agreed upon commercialization period ending ten years from the date of the first sale of the product as stipulated in the relevant agreement. Among these, revenue from sales-based commercialization milestone payments is recognized at a point in time when the related sale occurs. Upfront payment in advance is required, and the development and regulatory milestones payments and commercialization milestones payments are generally due within 120 days from the date of billing.

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2024 and 2025 are as follows:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$

Amounts expected to be recognized as revenue:
Within one year	37,485	37,485	5,360
After one year	248,460	210,224	30,062

Total	285,945	247,709	35,422

The amounts of transaction prices allocated to the remaining performance obligations which are expected to be recognized mainly related to commercialization rights, which have been partially recognized during the reporting period (note 26). The amounts disclosed above do not include variable consideration which is constrained.

Other income and gains

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

Bank interest income	32,409	37,840	82,125	11,744
Government grants related to income	19,358	9,073	14,496	2,073
Foreign exchange gain, net	1,621	6,694	-	-
Rental income	400	2,324	4,989	713
Fair value gain on derivative financial instruments	2,822	-	-	-
Gain on disposal of items of property, plant and equipment	4	-	-	-
Others	2,702	1,428	1,885	270

Total other income and gains	59,316	57,359	103,495	14,800

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

6.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging/(crediting):

		For the years ended December 31,
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$

Cost of inventories sold		29,342	27,031	42,481	6,074
Cost of services provided		1,201	2,054	2,277	326
Write-down of inventories to net realizable value	20	-	-	4,180	598
Depreciation of property, plant and equipment**	12	55,281	71,184	65,761	9,404
Depreciation of investment property**		15,883	-	-	-
Depreciation of right-of-use assets**	13(a)	11,632	11,134	10,657	1,524
Amortization of intangible assets**	15	10,399	10,851	10,062	1,439
Research and development costs		706,972	947,245	1,137,448	162,653
Employee benefit expense (including directors’ remuneration):
Wages and salaries		337,381	367,008	404,195	57,799
Equity-settled share-based payment expenses**	31	31,503	20,924	20,874	2,985
Pension scheme contributions (defined contribution scheme)*		30,705	34,404	35,234	5,038
Total		399,589	422,336	460,303	65,822
Fair value (gain)/loss, net:
Derivative financial instruments		(2,822)	-	-	-
Financial assets at FVTPL		699	832	1,134	162
Financial liabilities at FVTPL	36(b)	-	-	29,533	4,223
(Gain)/Loss on disposal of items of property, plant and equipment		(4)	50	18	3
Gain on disposal of items of lease		-	(85)	(685)	(99)
Lease payments not included in the measurement of lease liabilities	13(c)	181	238	329	47
Government grants related to income		(19,358)	(9,073)	(14,496)	(2,073)
Bank interest income		(32,409)	(37,840)	(82,125)	(11,744)
Auditors’ remuneration		2,550	7,900	5,100	729
Donations		3,988	6,322	23,395	3,345
Penalty		24	1,425	5,777	826
Foreign exchange (gain)/loss, net		(1,621)	(6,694)	10,161	1,453

*	There are no forfeited contributions that may be used by the Group as the employer to reduce the existing level of contributions.

**	The depreciation of property, plant and equipment, the depreciation of investment property, the depreciation of right-of-use assets, the amortization of intangible assets and the equity-settled share-based payment expenses for the years are included in “Cost of Sales”, “Research and development expenses”, “Selling and distribution expenses” and “Administrative expenses” in the consolidated statements of profit or loss.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

7.	OTHER EXPENSES

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

Fair value loss on financial liabilities at FVTPL	-	-	29,533	4,223
Donations	3,988	6,322	23,395	3,345
Foreign exchange loss	-	-	10,161	1,453
Penalty	24	1,425	5,777	827
Fair value loss on financial assets at FVTPL	699	832	1,134	162
Loss on disposal of items of property, plant and equipment	-	50	18	3
Others	492	446	3,581	512

Total	5,203	9,075	73,599	10,525

8.	FINANCE COSTS

An analysis of finance costs is as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

Interest on bank loans and other borrowings	91,690	61,555	51,812	7,409
Interest on lease liabilities (note 13(b))	1,321	1,498	1,118	160
Interest on long-term payables	3,046	1,402	1,140	163

Total	96,057	64,455	54,070	7,732

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

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2023, 2024 and 2025, the Company did not make any provisions for Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

United States

The subsidiary operating in the United States is subject to tax at a maximum of 21.36% and 21.61%, respectively, for the years ended December 31, 2024 and 2025. No provision for income tax has been made as the Group had no assessable profits earned in the United States during the reporting period.

A requirement to capitalize and amortize previously deductible research and experimental expenses resulting from a change in Section 174 made by the Tax Cuts and Jobs Act of 2017 (the “TCJA”) became effective on January 1, 2022. Under the TCJA, the Company is required to capitalize and subsequently amortize R&D expenses over five years for research activities conducted within the U.S. and fifteen years for research activities conducted outside of the U.S.

In July 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted, which reinstated current deductibility of domestic research and experimental expenditures and provided an election to accelerate the recovery of previously capitalized costs. The Company did not elect to accelerate the deduction of previously capitalized domestic research and experimental expenditures and will continue to amortize such costs over the remaining statutory periods.

Chinese mainland

The Company’s subsidiaries domiciled in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008, except for the following entities which are eligible for a preferential tax rate.

Healthquest Pharma was qualified as a High and New Technology Enterprise (“HNTE”) and was subject to a preferential rate of 15% for three years from 2022 to 2024. In 2025, Healthquest Pharma was no longer qualified as a HNTE and thus subject to the statutory tax rate of 25%.

Suzhou Yasheng was recognized as a qualified HNTE under the EIT Law by the relevant government authorities and is subject to a preferential rate of 15% for three years from 2023 to 2025.

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

The current and deferred components of the income tax (credit)/expense are as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Current	-	-	29	4
Deferred (note 18)	(7,150)	10,425	6,911	988

Total income tax (credit)/expense for the year	(7,150)	10,425	6,940	992

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

Reconciliation between the income tax expense/(credit) computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Loss before tax	(932,862)	(395,255)	(1,236,047)	(176,753)
Income tax computed at the statutory tax rate	(244,549)	(70,114)	(287,881)	(41,166)
Lower tax rate for a specific entity	59,396	7,112	59,759	8,545
Statutory income and expense	2,824	(17,534)	(12,900)	(1,845)
Items not subject to tax	(4,093)	(7,236)	(7,533)	(1,076)
Items not deductible for tax	9,192	24,045	49,582	7,091
Research and development super-deduction	(67,525)	(75,135)	(48,919)	(6,995)
(Gain)/loss attributable to joint ventures	(269)	71	(78)	(11)
Provision to return	23,311	(35,342)	68,391	9,779
Effect of tax rate changes on deferred taxes	(56,104)	(10,822)	(71,206)	(10,183)
Uncertain tax position	-	23,665	14,236	2,036
Effect of withholding tax on the interest income of the Group’s HK subsidiary	-	-	29	4
Tax loss expired	-	31,670	29,628	4,237
Deductible temporary differences not recognized	33,235	71,465	49,919	7,138
Tax losses not recognized	237,432	68,580	163,913	23,438
Income tax (credit)/expense at the Group’s effective rate	(7,150)	10,425	6,940	992

Note:	The disclosure presentation of previous periods has been adjusted to be in line with the 2025 disclosure presentation of “Tax loss expired” to ensure consistency.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

10.	DIVIDENDS

The board of directors resolved not to declare any final dividend for the years ended December 31, 2023, 2024 and 2025.

11.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 356,130,452 (2024: 302,062,104, 2023: 282,299,269) outstanding during the year, as adjusted to reflect the rights issued during the year.

No adjustment has been made to the basic loss per share amounts presented for the years ended December 31, 2023, 2024 and 2025 in respect of a dilution as the impact of the options and RSUs outstanding had an anti-dilutive effect on the basic loss per share amounts presented.

The calculation of basic loss per share is based on:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Loss
Loss attributable to ordinary equity holders of the parent, used in the basic loss per share calculation	(925,637)	(405,433)	(1,242,769)	(177,714)

	Number of shares
	2023	2024	2025
Shares
Weighted average number of ordinary shares outstanding during the year used in the basic loss per share calculation#	282,299,269	302,062,104	356,130,452

#	The weighted average number of shares was after taking into account the effect of treasury shares held.

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

12.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Leasehold improvements	Furniture and equipment	Motor vehicles	Construction in progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB
December 31, 2025
At January 1, 2025:
Cost	836,018	44,239	182,734	609	7,293	1,070,893
Accumulated depreciation	(104,736)	(18,424)	(97,757)	(526)	-	(221,443)
Net carrying amount	731,282	25,815	84,977	83	7,293	849,450
At January 1, 2025, net of accumulated depreciation	731,282	25,815	84,977	83	7,293	849,450
Additions	-	3,270	2,635	427	11,229	17,561
Disposals	-	-	(18)	-	-	(18)
Depreciation provided during the year (note 6)	(37,117)	(10,374)	(18,157)	(113)	-	(65,761)
Transfers	2,802	13,242	368	-	(16,412)	-
Deficit on adjustment	(19,982)	-	-	-	-	(19,982)
Exchange realignment	-	-	(15)	-	-	(15)
At December 31, 2025, net of accumulated depreciation	676,985	31,953	69,790	397	2,110	781,235
At December 31, 2025:
Cost	818,838	60,734	185,546	1,036	2,110	1,068,264
Accumulated depreciation	(141,853)	(28,781)	(115,756)	(639)	-	(287,029)
Net carrying amount	676,985	31,953	69,790	397	2,110	781,235
Net carrying amount in US$	96,808	4,569	9,980	56	302	111,715

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13.	LEASES

The Group as a lessee

The Group has lease contracts for land and buildings. Lump sum payments were made upfront to acquire the leased land from the owners with lease periods of 30 years, and no ongoing payments will be made under the terms of these land leases. Leases of buildings generally have lease terms between 2 and 7 years. Other leases generally have lease terms of 12 months or less and/or are individually of low value. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group.

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the year are as follows:

	Buildings	Leasehold land	Total	Total
	RMB	RMB	RMB	US$

As at January 1, 2024	23,654	27,598	51,252	7,329
Additions	17,108	-	17,108	2,446
Depreciation charge (note 6)	(10,004)	(1,130)	(11,134)	(1,592)
Disposal	(1,067)	-	(1,067)	(153)
Exchange realignment	(50)	-	(50)	(7)
As at December 31, 2024 and January 1, 2025	29,641	26,468	56,109	8,023
Additions	5,047	-	5,047	722
Depreciation charge (note 6)	(9,527)	(1,130)	(10,657)	(1,524)
Disposal	(2,675)	-	(2,675)	(382)
Exchange realignment	3	-	3	-

As at December 31, 2025	22,489	25,338	47,827	6,839

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13.	LEASES (continued)

The Group as a lessee (continued)

(b)	Lease liabilities

The carrying amount of lease liabilities (included under interest-bearing bank and other borrowings) and the movements during the year are as follows:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$

Carrying amount at January 1	22,681	30,232	4,323
New leases	17,108	5,047	722
Accretion of interest recognized during the year (note 8)	1,498	1,118	160
Payments	(9,911)	(10,835)	(1,549)
Exchange realignment	8	(6)	(1)
Disposal	(1,152)	(3,360)	(481)

Carrying amount at December 31	30,232	22,196	3,174

Analyzed into:
Current portion	9,439	7,283	1,041
Non-current portion	20,793	14,913	2,133

The maturity analysis of lease liabilities is disclosed in note 39 to the consolidated financial statements.

(c)	The amounts recognized in profit or loss in relation to leases are as follows:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$

Interest on lease liabilities (note 8)	1,498	1,118	160
Depreciation charge of right-of-use assets	11,134	10,657	1,524
Expense relating to short-term leases (included in administrative expenses) (note 6)	238	329	47

Total amount recognized in profit or loss	12,870	12,104	1,731

(d)	The total cash outflow for leases and future cash outflows relating to leases that have not yet commenced are disclosed in notes 32(c) and 33(b), respectively, to the consolidated financial statements.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.	GOODWILL

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$

Cost	24,694	24,694	3,531
Accumulated impairment	-	-	-

Total	24,694	24,694	3,531

The carrying amount of goodwill as at December 31, 2024 and 2025 was allocated to the cash-generating unit (“CGU”) of Healthquest Pharma.

Impairment testing of goodwill

The recoverable amount of the cash-generating unit has been determined based on a value in use calculation using cash flow projections approved by senior management. The cash flows of the unit are projected based on the forecasted sales of the new drug after the approval of the new drug application (“NDA”) and within the patent protection period. No revenue nor cash flow has been forecasted after the expiration of the patent.

Assumptions were used in the value in use calculation of the cash-generating unit for the reporting period.

The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

Discount rate - The discount rate applied to the cash flow projections was 19.40% as at December 31, 2025 (2024: 24.20%). The discount rate used is before tax and reflects specific risks relating to the relevant unit.

Expected revenue – The revenue is based on the business strategy and management’s expectation for the market development.

The values assigned to the key assumptions are consistent with external information sources. The management believes that any reasonably possible change in any of the key assumptions on which the recoverable amount is based would not cause the cash-generating unit’s recoverable amount to drop lower than its carrying amount.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

15.	OTHER INTANGIBLE ASSET

	Software	Patent	License	Total
	RMB	RMB	RMB	RMB

December 31, 2024

Cost at January 1, 2024, net of accumulated amortization	10,232	48,089	27,125	85,446
Additions	1,403	-	-	1,403
Amortization provided during the year (note 6)	(2,100)	(7,251)	(1,500)	(10,851)
At December 31, 2024	9,535	40,838	25,625	75,998
At December 31, 2024:
Cost	18,728	93,050	30,000	141,778
Accumulated amortization	(9,193)	(52,212)	(4,375)	(65,780)
Net carrying amount	9,535	40,838	25,625	75,998
December 31, 2025

Cost at January 1, 2025, net of accumulated amortization	9,535	40,838	25,625	75,998
Amortization provided during the year (note 6)	(1,262)	(7,300)	(1,500)	(10,062)
At December 31, 2025	8,273	33,538	24,125	65,936

At December 31, 2025:
Cost	18,728	93,050	30,000	141,778
Accumulated amortization	(10,455)	(59,512)	(5,875)	(75,842)
Net carrying amount	8,273	33,538	24,125	65,936
Net carrying amount in US$	1,183	4,796	3,450	9,429

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

16.	INVESTMENT IN A JOINT VENTURE

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Share of net assets	32,717	33,030	4,723

Particulars of the Group’s principal joint venture are as follows:

Name	Place of registration and business	Registered share capital	Percentage of ownership interest		Principal activities
		RMB

Suzhou Ascentage Harvest Venture Capital LLP* (“Ascentage Harvest”)	PRC	360,000	33.42	%**	Investment in Biotechnology companies

The above investment is indirectly held by the Company.

*	The English name of the company registered in the PRC represents the best efforts made by the management of the Company in directly translating the Chinese name of this Company as no English name has been registered.

**	The Group holds two of three representatives in the committee that directs the relevant activities of Ascentage Harvest. As a result, the Group has significant influence over the financial and operating policy decisions of Ascentage Harvest.

The following table illustrates the summarized financial information of the Group’s joint venture:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Share of the joint venture’s (loss)/gain for the year	(281)	314	45
Share of the joint venture’s total comprehensive (loss)/gain for the year	(281)	314	45
Aggregate carrying amount of the Group’s investment in the joint venture	32,717	33,030	4,723

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

17.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Listed equity investments, at fair value	1,141	-	-
Other unlisted investments, at fair value	-	4,000	572
Total	1,141	4,000	572

The above listed equity investments were classified as financial assets at fair value through profit or loss as they were held for trading.

The above unlisted investments were classified as financial assets at fair value through profit or loss as they represent investments in non-trading equity instruments and have not been designated as financial assets at fair value through other comprehensive income.

18.	DEFERRED TAX

The movements in deferred tax liabilities and assets during the reporting period are as follows:

Deferred tax liabilities

	Fair value adjustments arising from acquisition of a subsidiary	Right-of-use assets	Total
	RMB	RMB	RMB
At January 1, 2024	10,549	5,413	15,962
Deferred tax (credited)/charged to the statement of profit or loss during the year (note 9)	(5,181)	1,300	(3,881)
Deferred tax liabilities at December 31, 2024 and January 1, 2025	5,368	6,713	12,081
Deferred tax charged/(credited) to the statement of profit or loss during the year (note 9)	1,975	(1,241)	734
Deferred tax liabilities at December 31, 2025	7,343	5,472	12,815
Deferred tax liabilities at December 31, 2025 in US$	1,051	782	1,833

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18.	DEFERRED TAX (continued)

Deferred tax assets

	Contract liabilities	Lease liabilities	Donation expenses	Losses Available for Offsetting Against Future Taxable profits	Total
	RMB	RMB	RMB	RMB	RMB

At January 1, 2024	43,440	5,413	-	16,402	65,255
Deferred tax (credited)/charged to the statement of profit or loss during the year (note 11)	(5,623)	1,300	2,896	(12,879)	(14,306)
Deferred tax assets at December 31, 2024 and January 1, 2025	37,817	6,713	2,896	3,523	50,949
Deferred tax (credited)/charged to the statement of profit or loss during the year (note 11)	(12,582)	(1,241)	(1,204)	8,850	(6,177)
Deferred tax assets at December 31, 2025	25,235	5,472	1,692	12,373	44,772
Deferred tax assets at December 31, 2025 in US$	3,609	782	242	1,769	6,402

For presentation purposes, certain deferred tax assets and liabilities have been offset in the statements of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$

Deferred tax offset in the consolidated statements of financial position	6,713	12,815	1,833
Net deferred tax assets recognized in the consolidated statements of financial position	44,236	31,957	4,570
Net deferred tax liability recognized in the consolidated statements of financial position	5,368	-	-

As of December 31, 2024 and 2025, the Group has tax losses arising in Chinese mainland of RMB2,963,587 and RMB3,047,076 (US$435,726), respectively, that will expire from 2026 to 2035 for offsetting against future taxable profits. The Group has tax losses arising in other jurisdictions of RMB1,438,160 and RMB2,250,477 (US$321,814), mainly from the United States that are available indefinitely for offsetting against up to 80% of future taxable profits of the company in which the losses arose.

As of December 31, 2024 and 2025, the Group has deductible temporary differences of RMB828,668 and RMB1,000,310 (US$143,042), respectively. The Group has the tax credits of RMB120,606 and RMB158,931 (US$22,727), mainly from the United States that will expire between 2039 and 2045 if not utilized.

The deferred tax assets have not been recognized in respect of above tax losses, deductible temporary differences and tax credits as they have arisen in entities that have been loss-making and it is not anticipated there will be sufficient taxable income in the foreseeable future to utilize these items.

As of December 31, 2024 and 2025, there was no unrecognized deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries or joint ventures in the Chinese mainland as these enterprises are still in accumulative losses status.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18.	DEFERRED TAX (continued)

Deferred tax assets (continued)

As of December 31, 2024 and 2025, the Company has uncertain tax position amounts of RMB23,665 and RMB37,901 (US$5,420), respectively, of which nil and nil are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. As of December 31, 2024 and 2025, the uncertain tax position amounts of RMB23,665 and nil (US nil), respectively, if ultimately recognized, will impact the effective tax rate.

For the years ended December 31, 2023, 2024 and 2025, the Company did not record any interest expense and penalty accrued in relation to the uncertain tax position in income tax expenses.

19.	OTHER NON-CURRENT ASSETS

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$

Contract acquisition costs	30,529	29,851	4,269
Value added tax recoverable	26,034	-	-
Deposit	2,439	690	99
Prepayment for property, plant and equipment	301	184	26
Total	59,303	30,725	4,394

20.	INVENTORIES

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$

Work in progress	2,736	25,371	3,628
Finished goods	3,861	7,427	1,062
Less: Provision	-	(4,180)	(598)

Total	6,597	28,618	4,092

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

21.	TRADE RECEIVABLES, NET

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$

Trade receivables, net	83,143	252,938	36,170

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

An aging analysis of the trade receivables as at the end of the reporting period, based on the invoice date and net of loss allowance, is as follows:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$

Within 45 days	54,484	252,938	36,170
45 to 120 days	28,659	-	-
Total	83,143	252,938	36,170

An impairment analysis is performed at each reporting date. The Group has applied the simplified approach to provide for ECLs prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. The directors of the Company are of the opinion that the ECL in respect of the balance of trade receivables is minimal. No loss allowance for impairment of trade receivables is provided as at December 31, 2025 (2024: nil).

22.	PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$

Prepayments for clinical trial expenses	71,050	100,769	14,410
Prepaid listing expense	22,465	-	-
Value added tax recoverable	9,794	46,748	6,685
Other receivables	6,137	1,455	208
Deposits	5,367	2,159	309
Prepayment for treasury share purchase fees	4,754	8,798	1,258
Other prepayments	3,644	32,603	4,662
Total	123,211	192,532	27,532

The carrying amounts of financial assets included in prepayments, other receivables and other assets approximate to their fair values.

The financial assets included in the above balances relate to receivables for which there was no recent history of default or past due amounts. As at December 31, 2024 and 2025, the loss allowance was assessed to be minimal.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

23.	CASH AND BANK BALANCES

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$

Cash and cash equivalents as stated in the consolidated statements of cash flows	893,100	1,195,784	170,995
Restricted cash	24,633	5,685	812
Time deposits with original maturity of more than three months	343,478	1,268,616	181,410
Cash and bank balances as stated in the consolidated statements of financial position	1,261,211	2,470,085	353,217
Denominated in:
RMB	298,922	205,783	29,426
US$	947,012	2,257,307	322,791
HK$	13,812	3,827	547
Others	1,465	3,168	453
Total	1,261,211	2,470,085	353,217

At the end of the reporting period, the cash and bank balances of the Group denominated in RMB amounted to RMB205,783 (US$29,426) (2024: RMB298,922). The RMB is not freely convertible into other currencies, however, under Chinese mainland’s Foreign Exchange Control Regulations and Administration of Settlement, and Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earn interest at floating rates based on daily bank deposit rates. Time deposits with original maturity of more than three months earn interest at fixed interest rates for varying periods of between two years and three years. The bank balances are deposited with creditworthy banks with no recent history of default.

24.	TRADE PAYABLES

An aging analysis of the trade payables as at the end of each reporting period, based on the invoice date, is as follows:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$

Within 1 month	72,506	91,119	13,030
1 to 3 months	6,288	3,648	522
3 to 6 months	13,172	11,973	1,712
Total	91,966	106,740	15,264

The trade payables are non-interest-bearing and are normally settled in less than six months.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

25.	OTHER PAYABLES AND ACCRUALS

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$

Accrued promotion expenses	67,009	121,545	17,381
Payroll payables	61,848	78,423	11,214
Payables for construction cost	35,381	5,888	842
Long-term payables-current portion (note 36)	29,344	8,340	1,194
Other non-current liabilities-current portion (note 36)	-	1,968	281
Other payables	23,442	21,493	3,073
Government subsidy	16,600	22,600	3,232
Tax payables other than income tax	9,627	13,700	1,959
Other accrued expenses	14,847	2,709	387
Total	258,098	276,666	39,563

Other payables are non-interest-bearing.

26.	CONTRACT LIABILITIES

Details of contract liabilities as at December 31, 2024 and 2025 are as follows:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$

Short-term advances recognized from customers
Commercialization rights income	37,485	37,485	5,360

Long-term advances recognized from customers
Commercialization rights income	248,460	210,224	30,062

Total	285,945	247,709	35,422

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

In accordance with the agreement, the Group recognized RMB349,523 (US$49,981) in aggregate as contract liabilities from contract inception through December 31, 2025 (2024: RMB349,523). The Group recognized RMB37,485 (US$5,360) as revenue during the year ended December 31, 2025 (2024: RMB37,485; 2023: RMB26,049). Milestone payments are recognized as the transaction price when the Group can conclude that it is highly probable that there will not be a subsequent reversal of a significant amount of revenue.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

27.	INTEREST-BEARING BANK AND OTHER BORROWINGS

2024

	Effective interest rate per annum (%)	Maturity	RMB

Current
Short-term borrowing	2.60-2.70 or 1 year LPR-0.30 to 0.75	2025	290,000
Current portion of long-term bank loans – unsecured	1 year LPR-0.15 to 0.65 or 1 year LPR+0.65 to 0.85	2025	213,170
Current portion of long-term bank loans – unsecured	2.80 - 4.55	2025	255,000
Current portion of long-term bank loans – secured*	5 year LPR-0.85	2025	11,453
Lease liabilities (note 13(b))	4.00 - 4.35	2025	9,439

Total – current			779,062

Non-current
Bank loans – unsecured	1 year LPR-0.45 to 0.65 or 1 year LPR+0.70 to 0.85	2026 - 2028	203,100
Bank loans – unsecured	2.80-4.50	2026 - 2027	77,250
Bank loans – secured*	5 year LPR-0.85	2026 - 2038	588,292
Lease liabilities (note 13(b))	4.00 - 4.35	2026 - 2028	20,793

Total – non-current			889,435

Total			1,668,497

2025

	Effective interest rate per annum (%)	Maturity	RMB	US$

Current
Short-term borrowing	2.11-2.50 or 1 year LPR-0.60 to 0.89	2026	1,040,000	148,718
Current portion of long term bank loans – unsecured	2.80	2026	2,500	358
Current portion of long term bank loans – unsecured	1 year LPR-0.45 to 0.75	2026	156,200	22,336
Current portion of long-term bank loans – secured*	5 year LPR-0.85	2026	16,498	2,359
Lease liabilities (note 13(b))	4.00 - 4.35	2026	7,283	1,041

Total – current			1,222,481	174,812

Non-current
Bank loans – unsecured	1 year LPR-0.45 to 0.75	2027 – 2028	114,900	16,431
Bank loans – unsecured	2.80	2027	43,750	6,256
Bank loans – secured*	5 year LPR-0.85	2027 – 2038	583,675	83,464
Lease liabilities (note 13(b))	4.00 - 4.35	2027 – 2028	14,913	2,133

Total – non-current			757,238	108,284

Total			1,979,719	283,096

Note: LPR represents the Loan Prime Rate.

*

The bank loans amounting to RMB600,173 (US$85,823) as at December 31, 2025 were secured by the pledge of the Group’s buildings with a net carrying amount of RMB676,985 (US$96,808) and right-of-use assets with a net carrying amount of RMB25,338 (US$3,623) as at December 31, 2025. Such loans were also guaranteed by two of the Group’s subsidiaries.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

27.	INTEREST-BEARING BANK AND OTHER BORROWINGS (continued)

The bank loans amounting to RMB599,745 as at December 31, 2024 were secured by the pledge of the Group’s buildings with a net carrying amount of RMB731,282 and right-of-use assets with a net carrying amount of RMB26,468 as at December 31, 2024. Such loans were also guaranteed by two of the Group’s subsidiaries.

The unsecured bank loans amounting to RMB140,000 (US$20,020) (2024: RMB278,070) were guaranteed by the Group’s subsidiaries as at December 31, 2025.

The carrying amounts of borrowings are all denominated in RMB. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2024 and 2025, was 2.63% and 2.18%, respectively.

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$

Analyzed into:
Within one year	779,062	1,222,481	174,812
In the second year	242,473	160,201	22,908
In the third to fifth years, inclusive	159,355	140,100	20,034
Beyond five years	487,607	456,937	65,342

Total	1,668,497	1,979,719	283,096

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

28.	DEFERRED INCOME

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Government grants	27,500	6,500	929

The movements in government grants during the reporting period are as follows:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
At beginning of the year	36,360	27,500	3,932
Received during the year	7,740	1,000	143
Portion classified as current liabilities (note 25)	(16,600)	(22,000)	(3,146)
At end of the year	27,500	6,500	929

29.	SHARE CAPITAL AND TREASURY SHARES

Issued and fully paid

	As at December 31, 2023
	Number of shares in issue	Share capital	RMB equivalent
		US$	RMB
Ordinary shares of US$0.0001 each	290,196,560	27	197

	As at December 31, 2024
	Number of shares in issue	Share capital	RMB equivalent
		US$	RMB
Ordinary shares of US$0.0001 each	315,224,993	29	214

	As at December 31, 2025
	Number of shares in issue	Share capital	RMB equivalent
		US$	RMB
Ordinary shares of US$0.0001 each	373,321,692	37	256

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

29.	SHARE CAPITAL AND TREASURY SHARES (continued)

Movements in the issued share capital and treasury shares from January 1, 2023 to December 31, 2025 were as follows:

	Number of shares	Share capital	Treasury shares	Total
		RMB	RMB	RMB
At January 1, 2023	265,185,950	180	(26,552)	(26,372)
Issue of ordinary shares (a)	22,500,000	15	-	15
Issue of shares under the Pre-IPO share option scheme (b)	911,062	1	-	1
Issue of shares under the 2021 RSU scheme (c)	71,034	-	-	-
Equity-settled bonus (d)	1,528,514	1	1	2
Repurchase of ordinary shares (e)	-	-	(5,923)	(5,923)
Vesting of RSUs (f)	-	-	11,123	11,123
At December 31, 2023 and January 1, 2024	290,196,560	197	(21,351)	(21,154)
Issue of ordinary shares (g)	24,307,322	17	-	17
Issue of shares under the Pre-IPO share option scheme (h)	656,077	-	-	-
Issue of shares under the 2021 RSU scheme (i)	65,034	-	-	-
Equity-settled bonus (j)	-	-	8,631	8,631
Repurchase of ordinary shares (k)	-	-	(1,959)	(1,959)
Vesting of RSUs (l)	-	-	14,671	14,671
At December 31, 2024 and January 1, 2025	315,224,993	214	(8)	206
Issue of ordinary shares (m)	55,040,576	40	-	40
Issue of shares under the Pre-IPO share option scheme (n)	455,263	-	-	-
Issue of shares under the 2021 RSU scheme and 2022 RSU scheme (o)	1,008,253	2	-	2
Equity-settled bonus (p)	1,592,607	-	-	-
Repurchase of ordinary shares (q)	-	-	(3,590)	(3,590)
Vesting of RSUs (r)	-	-	637	637
At December 31, 2025	373,321,692	256	(2,961)	(2,705)
At December 31, 2025 in US$	373,321,692	37	(423)	(386)

(a)	In connection with the share placement, 22,500,000 placing shares of the Company were issued and allotted at a price of HK$24.45 per share on February 1, 2023, and an amount of RMB15 was credited as share capital.

(b)	During the year ended December 31, 2023, the Company issued ordinary shares with respect to the share options under the pre-IPO share option scheme exercised by certain grantees of the Company before December 31, 2023 to those grantees. In connection with the exercised share options, 911,062 new shares of the Company were issued with a weighted average exercise price of HK$0.01, and an amount of RMB1 was credited as share capital.

(c)	In June 2023, the Company issued ordinary shares with respect to the RSUs under the 2021 RSU Scheme exercised by certain selected persons of the Company before December 31, 2023 to those selected persons. In connection with the exercised RSUs, 71,034 new shares of the Company were issued, and an amount of RMB0.05 was credited as share capital.

(d)	In June 2023, 1,528,514 ordinary shares and 1,237,884 treasury shares, being underlying shares of the RSUs granted under the 2021 RSU scheme and the 2018 RSU scheme, were allotted to the employees to settle the bonus due to employees, and amounts of RMB1 and RMB1 were credited as share capital and treasury shares, respectively.

(e)	In November 2023, the Company instructed the trustee to purchase 250,000 of its shares on the Hong Kong Stock Exchange at a total consideration of RMB5,923 for the purpose of the 2022 RSU scheme.

(f)	In connection with the exercise of RSUs granted under the 2018 and 2022 RSU Scheme, 1,069,461 treasury shares were allotted to the employees during the year ended December 31,2023.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

29.	SHARE CAPITAL AND TREASURY SHARES (continued)

(g)	In connection with the subscription of shares, 24,307,322 placing shares of the Company were issued and allotted at a price of HK$24.10 per share on June 20, 2024, and an amount of RMB17 was credited as share capital.

(h)	During the year ended December 31, 2024, the Company issued ordinary shares with respect to the share options under the Pre-IPO share option scheme exercised by certain grantees of the Company. In connection with the exercised share options, 656,077 new shares of the Company were issued with a weighted average exercise price of HK$0.01, and an amount of RMB0.5 was credited as share capital.

(i)	In June 2024, the Company issued ordinary shares with respect to the RSUs under the 2021 RSU Scheme exercised by certain selected persons of the Company before December 31, 2024 to those selected persons. In connection with the exercised RSUs, 65,034 new shares of the Company were issued, and an amount of RMB0.05 was credited as share capital.

(j)	In September 2024, 397,949 treasury shares and 2,081,399 treasury shares, being underlying shares of the RSUs granted under the 2022 RSU scheme and the 2018 RSU scheme, were allotted to the employees to settle the bonus due to employees, and amounts of RMB8,630 and RMB1.4 were both credited as treasury shares.

(k)	In February 2024, the Company instructed the trustee to purchase 100,000 of its shares on the Hong Kong Stock Exchange at a total consideration of RMB1,959 for the purpose of the 2022 RSU Scheme.

(l)	In connection with the vesting of RSUs granted under the 2018 and 2022 RSU Schemes, 939,687 treasury shares were allotted to the employees during the year ended December 31, 2024.

(m)	In connection with the subscription of shares, 7,325,000 ADS (represents 29,300,000 of the Company’s ordinary shares) were offered at a price of US$17.25 per ADS on January 23, 2025, followed by an additional 935,144 ADS (represents 3,740,576 of the Company’s ordinary shares) were offered at the same price on February 13, 2025, and 22,000,000 placing shares of the Company were issued and allotted at a price of HK$68.6 per share on July 17, 2025, amounts of RMB40 (US$6) was credited as share capital.

(n)	During the year ended December 31, 2025, the Company issued ordinary shares with respect to the share options under the Pre-IPO share option scheme exercised by certain grantees of the Company. In connection with the exercised share options, 455,263 new shares of the Company were issued with a weighted average exercise price of HK$0.01, and an amount of RMB0.3 (US$0.04) was credited as share capital.

(o)	During June to September 2025, the Company issued ordinary shares with respect to the restricted share units under the 2021 and 2022 RSU Scheme exercised by certain selected persons of the Company before December 31, 2025 to those selected persons. In connection with the exercised restricted share units, 1,008,253 new shares of the Company were issued, and an amount of RMB0.7 (US$0.1) was credited as share capital.

(p)	In June 2025, 775,685 ordinary shares and 816,922 ordinary shares, being underlying shares of the restricted share units granted under the 2021 RSU scheme and the 2022 RSU scheme, were allotted to the employees to settle the bonus due to employees, and amounts of RMB0.5 (US$0.07) and RMB0.6 (US$0.09) credited as share capital.

(q)	In April 2025, the Company instructed the trustee to purchase 100,000 of its shares on the Hong Kong Stock Exchange at a total consideration of RMB3,590 (US$513) for the purpose of the 2022 RSU scheme.

(r)	In connection with the vesting of restricted share units granted under the 2022 RSU Scheme, 17,925 treasury shares were allotted to the employees during the year ended December 31, 2025.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

30.	RESERVES

The amounts of the Group’s reserves and the movements therein for the current and prior years are presented in the consolidated statements of changes in equity.

In connection with the post-IPO share option scheme, the 2021 RSU Scheme, and 2022 RSU Scheme, expenses amounting to RMB20,874 (US$2,985) (2024: RMB20,924; 2023: RMB31,503) were recognized and contributed to capital and reserves during the year ended December 31, 2025.

Upon the exercise of the Pre-IPO share option scheme and vesting of restricted share units granted under the 2021 RSU Scheme, and 2022 RSU Scheme, RMB33,000 (US$4,719) (2024: RMB19,333; 2023: RMB32,593) was credited to share premium, and RMB33,635 (US$4,810)(2024: RMB33,998; 2023: RMB43,709) was transferred out from capital and reserves during the year ended December 31, 2025.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and reserve funds of the Company’s PRC subsidiaries, totaling RMB3,033,545 (US$433,791) and RMB2,702,519 as at December 31, 2025 and 2024, respectively. See note 41 for the statement of financial position of the Company.

In connection with the equity-settled bonus, the Company settled the bonus of RMB58,869 (US$8,418) (2024: RMB49,350) by issuing 1,592,607 ordinary shares (2024: 2,479,348 treasury shares) at a price of HK$40.05 (2024: HK$21.95) to employees, among which, RMB58,868 (US$8,418) (2024: RMB40,719) was credited to share premium.

31.	SHARE-BASED PAYMENTS

(a)	Share option scheme

The pre-IPO share option scheme

In July 2018, the Company adopted the pre-IPO share option scheme for the purpose of providing incentives and rewards to eligible participants who have contributed or will contribute to the Group. Eligible participants of the pre-IPO share option scheme may include any substantial shareholder, existing or incoming employees, directors (including executive directors, non-executive directors and independent non-executive directors) and officers, or any other service providers of any member of the Group who the board of directors consider, in its sole discretion, have contributed or will contribute to the Group. The pre-IPO share option scheme was terminated but continues to govern the terms and conditions of the outstanding awards previously granted under the Company’s pre-IPO share option scheme.

The maximum number of shares which may be issued upon the exercise of all pre-IPO share options is 12,307,533. The exercise price for each share under the pre-IPO share options was HK$0.01.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

31.	SHARE-BASED PAYMENTS (continued)

(a)	Share option scheme (continued)

The following share options were outstanding under the Pre-IPO share option scheme during the year:

	2024		2025
	Exercise price HK$ per share	Number of options	Exercise price HK$ per share	Number of options
Outstanding as of January 1	0.01	3,263,648	0.01	2,607,571
Forfeited during the year	-	-	0.01	(81)
Exercised during the year	0.01	(656,077)	0.01	(455,263)
Outstanding as of December 31	0.01	2,607,571	0.01	2,152,227

The number of share options exercisable was 2,152,227 as at December 31, 2025 (2024: 2,607,571).

The weighted average share price at the date of exercise for share options exercised during the year ended December 31, 2025 was HK$58.54 per share (2024: HK$34.03 per share, 2023: HK$22.98 per share).

The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

2024 Number of options	Exercise price HK$ per share	Exercise period
2,360,420	0.01	Aug 15, 2018-Aug 15, 2028
232,719	0.01	May 15, 2019-May 15, 2029
14,432	0.01	Sept 16, 2019-Sept 16, 2029
2,607,571

2025 Number of options	Exercise price HK$ per share	Exercise period
1,983,383	0.01	Aug 15, 2018–Aug 15, 2028
159,712	0.01	May 15, 2019–May 15, 2029
9,132	0.01	Sept 16, 2019-Sept 16, 2029
2,152,227

The Group did not grant any new share options under the Pre-IPO share option scheme during the year ended December 31, 2025 (2024: Nil). As the share options have been fully unlocked in 2023, the Group has not recognized any share option expense during the year ended December 31, 2025 (2024:Nil, 2023: RMB3,750).

The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 2,152,227 additional ordinary shares of the Company and additional share capital and share premium of US$4,957, equivalent to RMB34,662 (before issue expenses), transferred from capital and other reserves.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

31.	SHARE-BASED PAYMENTS (continued)

(a)	Share option scheme (continued)

The post-IPO share option scheme

In September 2019, the Company adopted the post-IPO share option scheme for the purpose of providing incentives and rewards to eligible participants who have contributed or will contribute to the Group. Eligible participants of the post-IPO share option scheme include (a) any executive director of, manager of, or other employee holding an executive, managerial, supervisory or similar position in any member of the Group, any full-time or part-time employee, or a person for the time being seconded to work full-time or part-time for any member of the Group; (b) a director or proposed director (including an independent non-executive director) of any member of the Group; (c) any substantial shareholder of any member of the Group; (d) a customer, consultant, business or joint venture partner, franchisee, contractor, agent or representative of, a supplier of goods or services to, a person or entity that provides design, research, development or other support or any advisory, consultancy, professional or other services to any member of the Group; and (e) an associate of any of the persons referred to in paragraphs (a) to (c) above.

In April 2025, the Company amended the post-IPO share option scheme. Under the amendments, eligible participants were restricted to (i) Employee Participants (as defined under former paragraphs (a) and (b)) and (ii) Service Providers, and the categories previously set out in former paragraphs (c), (d) and (e) were eliminated. In addition, the maximum number of shares which may be issued upon the exercise of all Post-IPO share options was reduced from 20,707,462 to 14,907,462.

Under the post-IPO share option scheme, the maximum number of shares issuable upon the exercise of all options granted under this and other Group plans shall not exceed 10% of the Company’s issued share capital as of the listing date (including any outstanding, cancelled, lapsed, or unexercised options). The Company may, with separate shareholder approval, grant options exceeding this limit, provided that any excess is granted only to eligible participants. The aggregate number of shares subject to options granted under the Post-IPO Share Option Scheme and other Group plans shall not exceed 30% of the Group’s issued share capital at the time of grant.

Subject to any restriction contained in the post-IPO share option scheme, an option may be exercised in accordance with the terms of the post-IPO share option scheme.

On November 26, 2025, the Company granted options to 33 grantees to subscribe for an aggregate of 633,243 shares under the post-IPO share option scheme. Subject to the terms and conditions as set out in the Post-IPO share option scheme, 486,868 shares granted to 25 grantees are vested in the portions of 25%, 25%, 25% and 25% on the first, second, third and fourth anniversaries of the grant date of the options, and the remaining options granted to eight grantees in respect of 146,375 shares are vested in the portion of 8.33% monthly on the 26th of each month over an 11-month period starting from November 26, 2025, with the remaining 8.37% to be vested on October 26, 2026. The exercise price for each share under the post-IPO share options is HK$63.35.

There are no cash settlement alternatives. The Group does not have a past practice of cash settlement for these share options. The Group accounts for the scheme as an equity-settled plan. Share options do not confer rights on the holders to dividends or to vote at shareholders’ meetings.

The following share options were outstanding under the post-IPO share option scheme during the year:

	2025
	Exercise price HK$ per share	Number of options

Outstanding as of January 1	63.35	-
Granted during the year	63.35	633,243
Exercised during the year	63.35	-
Outstanding as of December 31	63.35	633,243

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

31.	SHARE-BASED PAYMENTS (continued)

(a)	Share option scheme (continued)

The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

2025 Number of options	Exercise price HK$ per share	Exercise period
633,243	63.35	Nov 26, 2025–Nov 26, 2035

The Group granted 633,243 new shares options under the Post-IPO Scheme during the year ended December 31, 2025 (2024: Nil), and recognized share option expense of RMB2,420 (US$346) during the year ended December 31, 2025.

The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 633,243 additional Ordinary Shares of the Company and additional share capital and share premium of US$2,902 equivalent to RMB20,294 (before issue expenses) transferred from capital and other reserves.

The fair value of the share options granted was estimated as at the grant date by using the binary tree option pricing model. The following table lists the key inputs to the fair value model used:

At grant dates
Expected volatility	49.65%
Risk-free interest rate%	3.09%
Expected life of options (year)	10.00
Weighted average share price (HKD per share)	34.98

(b)	RSUs granted to employees

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

The Group did not recognize share-base payment expense during the year ended December 31, 2025 (2024: Nil; 2023: RMB3,169).

As at December 31, 2023, all RSUs under the 2018 RSU Scheme had been exercised.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

31.	SHARE-BASED PAYMENTS (continued)

(b)	RSUs granted to employees (continued)

The 2021 RSU Scheme

On February 2, 2021, the Company approved and adopted the 2021 RSU Scheme The purpose of the 2021 RSU scheme is to (i) incentivize the existing and incoming directors , senior management, and employees for their contribution to the Group; and (ii) attract, motivate, and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company. Unless otherwise cancelled or amended, the 2021 RSU Scheme will remain in force for 10 years from the date of adoption.

The maximum number of RSUs that may be granted under the 2021 RSU Scheme in aggregate (excluding RSUs that have lapsed or been cancelled in accordance with the 2021 Scheme Rules) shall be 3,133,526 shares.

On April 30, 2025, the Company amended the 2021 RSU Scheme, thereby expanding the eligible participants by adding a service provider as a new category of eligible participants.

On May 17, 2021, pursuant to the 2021 RSU Scheme, 440,490 RSUs were granted to 34 selected persons, which include employees, senior management of the Group, and a director of the Company. Among the awards, 10,641 RSUs were granted to an independent non-executive director and 55,157 RSUs were granted to the Chief Commercial Officer. On July 23, 2021, 26,892 RSUs were granted to three independent non-executive directors of the Company. The RSUs granted were categorized in six types based on the vesting period and the proportion of shares that can be unlocked upon each of the vesting dates.

Details of the unlocking date are summarized as follows:

Type of eligible participants	Grant fair value HK$ per share	% of conditional shares	Vesting date	% of vested conditional shares
1	43.80	100%	June 8, 2021-2024	35%, 15%, 25%, 25%
2	43.80	100%	June 8, 2021-2024	25%, 25%, 25%, 25%
3	43.80	100%	June 8, 2022–2025	35%, 15%, 25%, 25%
4	43.80	100%	April 30, 2022–2025	35%, 15%, 25%, 25%
5	43.80	100%	June 8, 2022–2025	25%, 25%, 25%, 25%
6	52.00	100%	June 8, 2022–2025	25%, 25%, 25%, 25%

On June 27, 2025, 48,439 RSUs were granted to 34 selected persons of the Commercialization Department.

Details of the unlocking date are summarized as follows:

Type of eligible participants	Grant fair value HK$ per share	% of conditional shares	Vesting date	% of vested conditional shares
1	77.45	100%	June 27, 2025	100%

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

31.	SHARE-BASED PAYMENTS (continued)

(b)	RSUs granted to employees (continued)

The following restricted shares were outstanding under the 2021 RSU Scheme during the year:

	2024 Number of RSUs	2025 Number of RSUs
Outstanding as of January 1	108,998	41,552
Granted during the year	-	48,439
Forfeited during the year	(2,412)	-
Vested during the year	(65,034)	(89,991)
Outstanding as of December 31	41,552	-

The fair value of each RSUs under the 2021 RSU Scheme at the grant date was determined by reference to the fair value of the ordinary shares of the Company issued to its shareholders, using the market approach.

The weighted average share price at the date of exercise for RSUs exercised during the year was HK$70.48 per share (2024 HK$20.80 per share, 2023 HK$19.96 per share).

The Company recognized a share-base payment expense of RMB3,604 (US$515) during the year ended December 31, 2025 (2024: RMB856; 2023: RMB1,589).

The exercise in full of the outstanding RSUs would, under the present capital structure of the Company, result in additional share capital and share premium of HK$1,894, equivalent to RMB1,712 (US$245), transferred from capital and other reserves.

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

The maximum number of RSUs that may be granted under the 2022 RSU Scheme in aggregate (excluding RSUs that have lapsed or been cancelled in accordance with the 2022 Scheme Rules) shall be 11,072,695 shares.

On April 30, 2025, the Company amended the 2022 RSU Scheme, thereby expanding the eligible participants by adding a service provider as a new category of eligible participants.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

31.	SHARE-BASED PAYMENTS (continued)

(b)	RSUs granted to employees (continued)

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

Pursuant to the 2022 RSU Scheme, on June 23, 2022, the Company initially granted an aggregate of 1,634,426 RSUs under the 2022 RSU Scheme (the “2022 Awards”), representing 1,634,426 shares to a total of 80 selected persons, who are employees of the Group, among which 100,000 RSUs, representing 100,000 shares, were granted to Dr. Zhai Yifan (“Dr. Zhai”), who is the chief medical officer and a substantial shareholder of the Company. The RSUs granted were categorized in six types based on the vesting period and the proportion of shares that can be unlocked upon each vesting date.

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

Pursuant to the 2022 RSU Scheme, on May 4, 2023, the Company granted 1,379,094 RSUs under the 2022 RSU Scheme, representing 1,379,094 shares to 172 selected persons (the “2022 Further Grant”), who are employees of the Group. The RSUs granted were categorized in two types based on the vesting period and the proportion of shares that can be unlocked upon each vesting date.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

31.	SHARE-BASED PAYMENTS (continued)

(b)	RSUs granted to employees (continued)

Details of the unlocking date are summarized as follows:

Type of eligible participants	Grant fair value HK$ per share	% of conditional shares	Vesting date	% of vested conditional shares
1	21.8	100%	August 1, 2023–2024	40%, 60%
2	21.8	100%	August 1, 2023–2025	30%, 30%, 40%

Pursuant to the 2022 RSU Scheme, on September 2, 2024, the Company granted 777,006 RSUs under the 2022 RSU Scheme, representing 777,006 shares to 59 selected persons (the “2022 Further Grant”), who are employees of the Group. The RSUs granted were categorized in ten types based on the vesting period and the proportion of shares that can be unlocked upon each vesting date.

Details of the unlocking date are summarized as follows:

Type of eligible participants	Grant fair value HK$ per share	% of conditional shares	Vesting date	% of vested conditional shares
1	33.95	100%	September 16, 2024	100%
2	33.95	100%	September 16, 2024-2025	75%, 25%
3	33.95	100%	September 16, 2024-2025	50%, 50%
4	33.95	100%	September 16, 2024-2026	30%, 30%, 40%
5	33.95	100%	September 16, 2024-2026	22.5%, 22.5%, 55%
6	33.95	100%	September 16, 2024-2026	50%, 25%, 25%
7	33.95	100%	September 16, 2024-2026	25%, 37%, 38%
8	33.95	100%	September 16, 2025	100%
9	33.95	100%	September 16, 2025-2026	40%, 60%
10	33.95	100%	September 16, 2025-2026	50%, 50%

Pursuant to the 2022 RSU Scheme, on November 26, 2025, the Company granted 1,177,256 RSUs under the 2022 RSU Scheme, representing 1,177,256 shares to 145 selected persons, who are employees of the Group, among which 143,363 RSUs, representing 143,363 shares, were granted to Dr. Yang Dajun (“Dr. Yang”), who is the chief executive officer of the Company. The RSUs granted were categorized in six types based on the vesting period and the proportion of shares that can be unlocked upon each vesting date.

Type of eligible participants	Grant fair value HK$ per share	% of conditional shares	Vesting date	% of vested conditional shares
1	63.35	100%	November 26, 2026-2028	33.33%, 33.33%, 33.34%
2	63.35	100%	November 26, 2026-2029	25%, 25%, 25%, 25%

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

31.	SHARE-BASED PAYMENTS (continued)

(b)	RSUs granted to employees (continued)

The following restricted shares were outstanding under the 2022 RSU Scheme during the year:

	2024 Number of RSUs	2025 Number of RSUs
Outstanding as of January 1	1,641,974	1,436,525
Granted during the year	777,006	1,177,256
Forfeited during the year	(42,768)	(132,302)
Vested during the year	(939,687)	(936,187)
Outstanding as of December 31	1,436,525	1,545,292

The fair value of each RSU under the 2022 RSU Scheme at the grant date was determined by reference to the fair value of the ordinary shares of the Company issued to its shareholders, using the market approach.

Under the 2022 RSU Scheme, the fair value of the RSUs granted during the year ended December 31, 2025 amounted to RMB68,327 (US$9,771) (2024: RMB24,078, 2023: RMB27,063).

The weighted average share price at the date of exercise for RSUs exercised during the year through the treasury was HK$20.14 per share (2024: HK$19.24 per share, 2023: HK$18.15 per share) and through the issuance was HK$79.35 per share.

The Company recognized a share-base payment expense of RMB14,850 (US$2,124) for the year ended December 31, 2025 (2024: RMB20,068, 2023: RMB22,995).

The exercise in full of the outstanding RSUs would, under the present capital structure of the Company, result in additional share capital and share premium of HK$85,945, equivalent to RMB78,740 (US$11,260), transferred from capital and other reserves.

There are no cash settlement alternatives. The Group does not have a past practice of cash settlement for these RSUs. The Group accounts for the scheme as an equity-settled plan.

32.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)	Major non-cash transactions

i.	During the year ended December 31, 2025, the Company granted 633,243 options (2024: Nil, 2023: Nil) under the Post-IPO option scheme to 33 grantees.

ii.

During the year ended December 31, 2025, the Company issued 48,439 RSUs under the 2021 RSU scheme to 34 grantees and 1,177,256 RSUs under the 2022 RSU scheme to 145 grantees. During the year ended December 31, 2024, the Company granted nil RSUs under 2021RSU and granted 777,006 RSUs under the 2022 RSU scheme to 59 grantees. During the year ended December 31, 2023, the Company granted nil RSUs under 2021RSU and granted 1,379,094 RSUs under the 2022 RSU scheme to 172 grantees.

iii.

During the year ended December 31, 2025, the Company issued 1,592,607 newly issued shares to employees including 176,278 newly issued shares to Dr. Zhai as settlement of bonus of RMB58,869 (US$8,418) (2024: RMB49,350, 2023: RMB55,468).

iv.

During the year ended December 31, 2025, the Group had non-cash additions to right-of-use assets and lease liabilities of RMB5,047 (US$722) (2024: RMB17,108,2023: RMB16,194), and non-cash disposals of RMB2,675 (US$382) and RMB3,360 (US$480) (2024: RMB1,067 and RMB1,152,2023:Nil and Nil), respectively, in respect of lease arrangements for buildings.

v.

As at December 31, 2025, 2024 and 2023, the Group had non-cash additions to intangible assets of nil, RMB1,403, and RMB805, respectively, and non-cash additions to property, plant and equipment of RMB 10,011(US$1,432), RMB9,424 and RMB26,823, respectively, included in other payables and accruals.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

32.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

b)	Changes in liabilities arising from financing activities

	Accrued interest in other payables and accruals	Bank and other loans	Lease liabilities
	RMB	RMB	RMB

At January 1, 2023	383	1,775,505	17,222
Changes from financing cash flows	(91,027)	(2,591)	(10,766)
New leases	-	-	16,194
Interest expenses	91,690	-	1,321
Interest paid classified as financing cash flows	-	-	(1,321)
Effect of change in foreign exchange rates	-	-	31
At December 31, 2023	1,046	1,772,914	22,681

	Accrued interest in other payables and accruals	Bank and other loans	Lease liabilities
	RMB	RMB	RMB

At January 1, 2024	1,046	1,772,914	22,681
Changes from financing cash flows	(59,057)	(136,928)	(8,413)
New leases	-	-	17,108
Disposal	-	-	(1,152)
Interest expenses	59,276	2,279	1,498
Interest paid classified as financing cash flows	-	-	(1,498)
Effect of change in foreign exchange rates	-	-	8
At December 31, 2024	1,265	1,638,265	30,232

	Accrued interest in other payables and accruals	Bank and other loans	Lease liabilities
	RMB	RMB	RMB

At January 1, 2025	1,265	1,638,265	30,232
Changes from financing cash flows	(50,190)	316,980	(9,717)
New leases	-	-	5,047
Disposal	-	-	(3,360)
Interest expenses	49,534	2,278	1,118
Interest paid classified as financing cash flows	-	-	(1,118)
Effect of change in foreign exchange rates	-	-	(6)
At December 31, 2025	609	1,957,523	22,196
At December 31, 2025 in US$	87	279,922	3,174

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

32.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

c)	Total cash outflow for leases

The total cash outflow for leases included in the statements of cash flows is as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$

Within operating activities	181	238	329	47
Within financing activities	12,087	9,911	10,835	1,549
	12,268	10,149	11,164	1,596

33.	COMMITMENTS

a)	As at December 31, 2025, the Group had capital commitments of RMB307 (US$44) relating to furniture and equipment (2024: RMB4,366).

b)	The Group has no lease contracts that have not yet commenced as at December 31, 2025.

c)	The Group enters into business agreements with institutions to license intellectual property. The Group may be obligated to make future research and developmental milestone payments, regulatory and commercial milestone payments and royalty payments on future sales of specified products associated with the agreements. Payments under these agreements generally become due and payable upon achievement of such milestones or sales. These commitments are not recorded on the consolidated financial statements because the achievement and timing of these milestones are not fixed and determinable. When the achievement of these milestones or sales has occurred, the corresponding amounts are recognized in the consolidated financial statements.

34.	CONTINGENT LIABILITIES

The Group had no significant contingent liabilities as at the end of the reporting date.

35.	PLEDGE OF ASSETS

Details of the Group’s assets pledged for the Group’s bank loans are included in note 27 to the consolidated financial statements.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

36.	RELATED PARTY TRANSACTIONS

a)	Apart from the transactions detailed elsewhere in this financial information, the Group had no transactions with related parties during the years ended December 31, 2023, 2024 and 2025.

b)	Transaction with a related party

	For the years ended December 31,
	2024	2025	2025
	RMB	RMB	US$

Dr. Zhai Yifan	-	29,533	4,223
Dr. Yang Dajun	-	3,933	562
	-	33,466	4,785

According to the HealthQuest Pharma Acquisition Agreement, a contingent consideration of RMB29,533 (US$4,223) due to Dr. Zhai was recognized during the year ended December 31, 2025.

On 17 July 2025, the Company borrowed 22,000,000 ordinary shares of the Company from Dr. Yang to fulfil a placement to designated subscribers within the required timeline. The borrowed shares were returned to Dr. Yang on 29 July 2025 through the issuance of new shares, accompanied by a contractual borrowing cost payment of RMB 3,933, which was recorded as a reduction in equity in connection with such issuance.

c)	Outstanding balance with a related party

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$

Other payables and accruals	29,344	10,308	1,474
Other non-current liabilities	-	6,374	911

Total for Dr. Zhai Yifan	29,344	16,682	2,385

In accordance with the acquisition agreement, payable to Dr. Zhai Yifan represented the contingent consideration related to the acquisition of Guangzhou HealthQuest Pharma Co., Ltd.

d)	Compensation of key management personnel of the Group:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Short term employee benefits and fees	20,118	19,059	59,283	8,477
Equity-settled share-based payment expenses	1,763	625	3,141	449
Post-employment benefits	986	977	711	102

Total	22,867	20,661	63,135	9,028

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

37.	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the end of each reporting period are as follows:

2024

Financial assets

	Financial assets at fair value through profit or loss	Financial assets at amortized cost	Total
	RMB	RMB	RMB

Financial assets included in prepayments, other receivables and other assets	-	9,846	9,846
Cash and bank balances	-	1,261,211	1,261,211
Trade receivables	-	83,143	83,143
Financial assets at FVTPL	1,141	-	1,141
Financial assets included in other non-current assets	-	2,439	2,439

Total	1,141	1,356,639	1,357,780

Financial liabilities

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	RMB	RMB	RMB

Interest-bearing bank and other borrowings (current and non-current portions)	-	1,668,497	1,668,497
Trade payables	-	91,966	91,966
Financial liabilities included in other payables and accruals	-	103,014	103,014
Other non-current liabilities	-	6,274	6,274

Total	-	1,869,751	1,869,751

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

37.	FINANCIAL INSTRUMENTS BY CATEGORY (continued)

2025

Financial assets

	Financial assets at fair value through profit or loss	Financial assets at amortized cost	Total	Total
	RMB	RMB	RMB	US$

Financial assets included in prepayments, other receivables and other assets	-	3,609	3,609	516
Cash and bank balances	-	2,470,085	2,470,085	353,217
Trade receivables	-	252,938	252,938	36,170
Financial assets at FVTPL	4,000	-	4,000	572
Financial assets included in other non-current assets	-	690	690	99

Total	4,000	2,727,322	2,731,322	390,574

Financial liabilities

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total	Total
	RMB	RMB	RMB	US$

Interest-bearing bank and other borrowings (current and non-current portions)	-	1,979,719	1,979,719	283,096
Trade payables	-	106,740	106,740	15,264
Financial liabilities included in other payables and accruals	1,968	138,482	140,450	20,084
Other non-current liabilities	6,374	5,657	12,031	1,720

Total	8,342	2,230,598	2,238,940	320,164

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

38.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	As at December 31,
	Carrying amounts			Fair values
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$

Financial assets
Financial assets at FVTPL	1,141	4,000	572	1,141	4,000	572
Financial assets included in other non-current assets	2,439	690	99	2,311	624	89
Total	3,580	4,690	671	3,452	4,624	661
Financial liabilities
Financial liabilities included in other payables and accruals	-	1,968	282	-	1,968	281
Other non-current liabilities	6,274	12,031	1,720	5,742	11,706	1,674
Non-current portion of interest-bearing bank and other borrowings (other than lease liabilities)	868,642	742,325	106,151	859,707	709,342	101,435
Total	874,916	756,324	108,153	865,449	723,016	103,390

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

The fair values of the financial assets and liabilities included in other non-current assets, and the non-current portion of interest-bearing bank and other borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. The Group’s own non-performance risk for other non-current assets, and interest-bearing bank and other borrowings as at December 31, 2025 was assessed to be insignificant.

The fair values of listed equity investments are based on quoted market prices. The fair value of the unlisted equity investments designated at fair value through profit or loss have been estimated using an asset-based valuation technique based on assumptions that are not supported by observable market prices or rates. The fair value measurement of these financial instruments may involve unobservable inputs. Fair value change resulting from changes in the unobservable inputs was not significant.

For Level 3 financial liabilities, the Group adopts the valuation techniques to determine the fair value. Valuation techniques include a discounted cash flow analysis. The fair value measurement of the financial instruments may involve unobservable inputs such as discount rate and possibility of payment. The Group periodically reviews all significant unobservable inputs and valuation adjustments used to measure the fair values of financial assets in Level 3.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

38.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value

As at December 31, 2024

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB	RMB	RMB	RMB

Financial assets at FVTPL	1,141	-	-	1,141

As at December 31, 2025

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total	Total
	RMB	RMB	RMB	RMB	US$

Financial assets at FVTPL	-	-	4,000	4,000	572

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

38.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

Liabilities measured at fair value

As at December 31, 2025

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant Unobservable inputs (Level 3)	Total	Total
	RMB	RMB	RMB	RMB	US$

Financial liabilities included in other payables and accruals	-	-	1,968	1,968	281
Other non-current liabilities	-	-	6,374	6,374	911

During the years ended December 31, 2023, 2024 and 2025, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities.

39.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and bank balances and interest-bearing bank and other borrowings. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk, liquidity risk, and equity price risk. The Directors review and agree on policies for managing each of these risks, and they are summarized below.

Interest rate risk

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.

The Group’s policy is to manage its interest cost using a mix of fixed and floating rate debts.

As at December 31, 2025, the total interest-bearing bank borrowings of RMB1,911,273 (US$273,308) (2024: RMB1,116,015) of the Group were with floating interest rates denominated in RMB.

The following table demonstrates the sensitivity to a reasonably possible change in the RMB interest rate, with all other variables held constant, of the Group’s loss before tax through the impact on floating rate borrowings. This analysis does not include the effect of interest capitalized.

	Increase/ (decrease) in basis points	Increase/ (decrease) in loss before tax
		RMB
2024
RMB	100	11,160
RMB	(100)	(11,160)
2025
RMB	100	19,113
RMB	(100)	(19,113)

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

	Increase/ (decrease) in foreign currency rate	Increase/ (decrease) in loss before tax	Increase/ (decrease) in other comprehensive income (without tax)
	%	RMB	RMB
December 31, 2024
If RMB weakens against US$	5	(44)	56,796
If RMB strengthens against US$	(5)	44	(56,796)
December 31, 2025
If RMB weakens against US$	5	(65)	124,210
If RMB strengthens against US$	(5)	65	(124,210)

Credit risk

The Group trades only with recognized and creditworthy third parties. Concentrations of credit risk are managed by the customer. At the end of the reporting period, the Group had certain concentrations of credit risk as 68% (2024: 73%) and 91% (2024: 96%) of the Group’s trade receivables were due from the Group’s largest customer, respectively. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, and the Group’s exposure to bad debts is not significant.

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

As at December 31, 2024

	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Simplified approach	Total
	RMB	RMB	RMB	RMB	RMB

Financial assets included in prepayments, other receivables and other assets - Normal**	9,846	-	-	-	9,846
Cash and bank balances - Not yet past due	1,261,211	-	-	-	1,261,211
Trade receivables*	-	-	-	83,143	83,143
Financial assets included in other non-current assets - Normal**	2,439	-	-	-	2,439
Total	1,273,496	-	-	83,143	1,356,639

As at December 31, 2025

	12-month ECLs	Lifetime ECLs
	Stage 1	Stage 2	Stage 3	Simplified approach	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$

Financial assets included in prepayments, other receivables and other assets - Normal**	3,609	-	-	-	3,609	516
Cash and bank balances - Not yet past due	2,470,085	-	-	-	2,470,085	353,217
Trade receivables*	-	-	-	252,938	252,938	36,170
Financial assets included in other non-current assets - Normal**	690	-	-	-	690	99
Total	2,474,384	-	-	252,938	2,727,322	390,002

*	For trade receivables to which the Group applies the simplified approach for impairment, information based on provision matrix is disclosed in note 21 to the financial statements.

**	The credit quality of the financial assets included in prepayments, other receivables and other assets and financial assets included in other non- current assets is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

39.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, lease liabilities and other interest-bearing loans. As at December 31, 2025, 62% (2024: 47%) of the Group’s borrowings would mature in less than one year based on the carrying values of the borrowings.

The maturity profile of the Group’s financial liabilities as at the end of the reporting period, based on the contractual undiscounted payments, is as follows:

As at December 31, 2024
	On demand	Less than 1 year	1 to 5 years	Over 5 years	Total
	RMB	RMB	RMB	RMB	RMB

Trade payables	-	91,966	-	-	91,966
Lease liabilities	-	10,674	8,592	-	19,266
Interest-bearing bank and other borrowings (excluding lease liabilities)	-	813,610	452,765	565,079	1,831,454
Financial liabilities included in other payables and accruals	73,670	29,344	-	-	103,014
Other non-current liabilities	-	-	6,274	-	6,274

Total	73,670	945,594	467,631	565,079	2,051,974

As at December 31, 2025
	On demand	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$

Trade payables	-	106,740	-	-	106,740	15,264
Lease liabilities	-	8,262	16,226	-	24,488	3,502
Interest-bearing bank and other borrowings (excluding lease liabilities)	-	1,255,814	365,732	546,806	2,168,352	310,070
Financial liabilities included in other payables and accruals	130,142	10,308	-	-	140,450	20,084
Other non-current liabilities	-	-	12,031	-	12,031	1,720

Total	130,142	1,381,124	393,989	546,806	2,452,061	350,640

Equity price risk

Equity price risk is the risk that the fair values of equity securities decrease as a result of changes in the levels of equity indices and the value of individual securities. The Group is exposed to equity price risk arising from individual equity investments included in financial assets at FVTPL (note 17) as at December 31, 2025. The Group’s listed investments held in the prior year were listed on NASDAQ and were valued at the quoted market price at the end of the reporting period, whereas the investments in the current year don’t involve publicly traded market quotations.

The market equity index for the following stock exchange, at the close of business of the nearest trading day in the year to the end of the reporting period, and its respective highest and lowest points during the year were as follows:

	December 31,	High/low	December 31,	High/low
	2024	2024	2025	2025
United States–NASDAQ index	19,311	20,205/14,478	-	-/-

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

	Carrying amount of equity investments	Decrease/ (increase) in loss before tax
	RMB	RMB
2024
Investments listed in:
NASDAQ - Financial assets at fair value through profit or loss	1,141	57
(57)
2025
Investments listed in:
NASDAQ - Financial assets at fair value through profit or loss	-	-
NASDAQ - Financial assets at fair value through profit or loss in USD	-	-

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

The Group monitors capital using a gearing ratio, which is net debt divided by the adjusted capital plus net debt. Net debt includes interest-bearing bank and other borrowings, trade payables, financial liabilities included in other payables and accruals and long-term payables, less cash and bank balances. Capital includes equity attributable to owners of the parent. The gearing ratios as at the end of the reporting periods were as follows:

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
Interest-bearing bank and other borrowings	1,668,497	1,979,719	283,096
Trade payables	91,966	106,740	15,264
Financial liabilities included in other payables and accruals	103,014	140,450	20,084
Other non-current liabilities	6,274	12,031	1,720
Less: Cash and bank balances	(1,261,211)	(2,470,085)	(353,217)

Net debt	608,540	(231,145)	(33,053)

Equity attributable to owners of the parent	264,194	1,324,462	189,396

Adjusted capital	264,194	1,324,462	189,396

Capital and net debt	872,734	1,093,317	156,343

Gearing ratio	70%	NA	NA

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

40.	EVENT AFTER THE REPORTING PERIOD

As at the date of approval of these financial statements, there have been no significant events after the end of the reporting period.

41.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Statements of financial position of the Company

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
NON-CURRENT ASSETS
Investments in subsidiaries	380,339	448,431	64,125
Other non-current Asset	30,529	29,851	4,269
Total non-current assets	410,868	478,282	68,394
CURRENT ASSETS
Prepayments, other receivables and other assets	3,986,172	4,806,759	687,358
Cash and bank balances	470,170	1,841,572	263,341
Total current assets	4,456,342	6,648,331	950,699
CURRENT LIABILITIES
Other payables and accruals	24,187	2,382	341
Total current liabilities	24,187	2,382	341
NET CURRENT ASSETS	4,432,155	6,645,949	950,358
TOTAL ASSETS LESS CURRENT LIABILITIES	4,843,023	7,124,231	1,018,752
Net assets	4,843,023	7,124,231	1,018,752
EQUITY
Share capital	214	256	37
Treasury shares	(8)	(2,961)	(423)
Capital and reserves	5,652,916	8,011,879	1,145,683
Exchange fluctuation reserve	108,598	(40,959)	(5,857)
Accumulated losses	(918,697)	(843,984)	(120,688)
Total equity	4,843,023	7,124,231	1,018,752

Condensed statements of comprehensive income

	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Other income and gains	18,597	17,925	102,560	14,666
Operating expenses	(8,118)	(9,983)	(27,800)	(3,975)
Other expenses	(24,741)	(21,585)	(47)	(7)
LOSS BEFORE TAX	(14,262)	(13,643)	74,713	10,684
LOSS FOR THE YEAR	(14,262)	(13,643)	74,713	10,684
Exchange differences on translation	84,629	67,715	(149,557)	(21,386)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	70,367	54,072	(74,844)	(10,702)

Ascentage Pharma Group International

Notes to THE consolidated financial statements

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

41.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (continued)

Condensed statements of cash flows

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net cash generated from(used in) operating activities	9,727	(41,686)	123,427	17,650
Net cash used in investing activities	(535,395)	(589,153)	(1,850,400)	(264,604)
Net cash generated from financing activities	464,166	531,922	2,229,331	318,790
Effect of foreign exchange rate changes, net	1,581	9,311	(56,093)	(8,021)
Net (decrease)/increase in cash and cash equivalents	(59,921)	(89,606)	446,265	63,815

A summary of the Company’s reserves is as follows:

	Capital and reserves	Exchange Fluctuation reserve	Accumulated losses	Total
	RMB	RMB	RMB	RMB
At January 1, 2023	4,526,096	(43,746)	(890,792)	3,591,558
Loss for the year	-	-	(14,262)	(14,262)
Other comprehensive income for the year:
Exchange differences on translation of the Company	-	84,629	-	84,629
Total comprehensive income for the year	-	84,629	(14,262)	70,367
Issue of ordinary shares	470,066	-	-	470,066
Employees share-based compensation scheme
Pre-IPO share option expenses	3,750	-	-	3,750
RSU expenses	27,753	-	-	27,753
Exercise of Pre-IPO share options	7	-	-	7
Vesting of RSUs	(11,123)	-	-	(11,123)
Equity-settled bonus	55,466	-	-	55,466
At December 31, 2023 and January 1, 2024	5,072,015	40,883	(905,054)	4,207,844
Loss for the year	-	-	(13,643)	(13,643)
Other comprehensive income for the year:
Exchange differences on translation of the Company	-	67,715	-	67,715
Total comprehensive income for the year	-	67,715	(13,643)	54,072
Issue of ordinary shares	533,923	-	-	533,923
Employees share-based compensation scheme
RSU expenses	20,924	-	-	20,924
Exercise of Pre-IPO share options	6	-	-	6
Vesting of RSUs	(14,671)	-	-	(14,671)
Equity-settled bonus	40,719	-	-	40,719
At December 31, 2024 and January 1, 2025	5,652,916	108,598	(918,697)	4,842,817
Loss for the year	-	-	74,713	74,713
Other comprehensive income for the year:
Exchange differences on translation of the Company	-	(149,557)	-	(149,557)
Total comprehensive income for the year	-	(149,557)	74,713	(74,844)
Issue of ordinary shares	2,279,855	-	-	2,279,855
Employees share-based compensation scheme
Post-IPO share option expenses	2,420	-	-	2,420
RSU expenses	18,454	-	-	18,454
Exercise of Pre-IPO share options	4	-	-	4
Vesting of RSUs	(638)	-	-	(638)
Equity-settled bonus	58,868	-	-	58,868
At December 31, 2025	8,011,879	(40,959)	(843,984)	7,126,936
At December 31, 2025 in US$	1,145,683	(5,857)	(120,688)	1,019,138

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

There were no indicators of impairment associated with the investment in subsidiaries as of December 31, 2024 and 2025.

Certain information and note disclosures normally included in financial statements prepared in accordance with IFRS Accounting Standards have been condensed or omitted in this parent company only condensed financial information by reference to the Group’s consolidated financial statements.

b)	Commitments

The Company does not have any significant commitments or long-term obligations as of December 31, 2024 and 2025.

42.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on April 29, 2026.